CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

82-4507

13 February 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549 [redacted]

SUPPL

Attn: Mr Elliot Staffin

08000747

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 January 2008 till 31 January 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

2/19

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CapitaLand

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List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaCommercial Trust Management Limited - "CCT plans to redevelop Market Street Car Park into a Grade A office tower"	3 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in registered capital of indirect wholly-owned subsidiary, Beijing CapitaLand Property Management Co., Ltd."	3 Jan 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Announcement by Quill Capita Trust ("QCT") – Placement of up to 251,440,000 new units in QCT"	3 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Request for Trading Halt"	7 Jan 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Proposed Voluntary General Offer for The Ascott Group Limited"	7 Jan 2008	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited - "Voluntary unconditional cash offer by Somerset Capital Pte Ltd (a wholly-owned subsidiary of CapitaLand Limited) for The Ascott Group Limited"	8 Jan 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited ("CL") - "Request for lifting of trading halt"	8 Jan 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Voluntary unconditional cash offer for The Ascott Group Limited"	8 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification to OCBC Investment Research Report titled "Market Pulse""	8 Jan 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Subscription for redeemable preference shares in the share capital of CapitaLand AIF Limited"	9 Jan 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Caike Property (Shanghai) Co., Ltd."	10 Jan 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Lease with Standard Chartered PLC"	10 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries - (I) Indigo Services Private Limited (II) Star Amber Limited (III) Moon Amber Limited (IV) Fire Amber Limited (V) Earth Amber Limited"	11 Jan 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Voluntary unconditional cash offer for The Ascott Group Limited - Public Disclosure of Dealings"	14 Jan 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements and news release by CapitaCommercial Trust Management Limited - "Quill Capital Trust - (1) 4th Quarter financial results ended 31 December 2007; (2) Notice of book closure; and (3) QCT's distributable income jumps 34.5% from IPO forecast"	15 Jan 2008	For Public Relations Purposes
Announcements by CapitaCommercial Trust Management Limited - "Quill Capita Trust - (1) Revaluation of Properties; and (2) Proposed acquisitions by QCT of three properties"	15 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of stake in Savu Investments Ltd"	15 Jan 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Appointment of PricewaterhouseCoopers Corporate Finance Pte Ltd as Independent Financial Adviser"	15 Jan 2008	For Public Relations Purposes
Announcement and news release by CapitaRetail China Trust Management Limited - "(1) Unaudited financial statement and distribution announcement for the period ended 31 December 2007; and (2) CRCT's fourth quarter distribution exceeds forecast by 9.1%"	16 Jan 2008	For Public Relations Purposes
Announcements and news release by Ascott Residence Trust Management Limited ("ARTML") - "(1) Acquisition of property in Perth (2) Establishment of wholly-owned subsidiary"	21 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides - Expansion on Track" to be presented to investors on 21 January 2008 at UBS Greater China Conference in Shanghai"	21 Jan 2008	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited - "(1) 2007 full year unaudited financial statement and distribution announcement; (2) CMT achieves 30.0% higher fourth quarter 2007 DPU and 14.1% higher DPU growth year-on-year; (3) Notice of books closure and distribution payment date; and (4) Asset Valuation"	22 Jan 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Forecast consolidated statement of total return and distributable income of CMT and its subsidiaries"	22 Jan 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Asset Valuation"	22 Jan 2008	For Public Relations Purposes
News Release and Presentation Slides by CapitaLand Limited - "CapitaLand partners Prestige Group and Advance India Projects Limited"	22 Jan 2008	For Public Relations Purposes
Announcements and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the year ended 31 December 2007; (2) ART's FY2007 unitholders' distribution increases 83%; (3) Notice of books closure and distribution payment date; and (4) Asset valuation"	23 Jan 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Establishment of indirect associated company, Exquisite Phoenix Sdn. Bhd."	23 Jan 2008	SGX-ST Listing Manual
Announcements and news release by CapitaCommercial Trust Management Limited - "(1) 2007 full year unaudited financial statement and distribution announcement; (2) CCT's full year 2007 DPU increases by 18.7% from 2006; (3) Notice of books closure and distribution payment date; and (4) Asset valuation"	24 Jan 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Presentation Slides - Full Year 2007 Financial Results of Raffles City, Singapore"	24 Jan 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Presentation Slides - Full Year 2007 Financial Results Raffles City Updates"	24 Jan 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Issuance of S$100,000,000 3.15 per cent. fixed rate notes due 2011 pursuant to the S$1,000,000,000 multicurrency medium term note programme"	24 Jan 2008	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Completion of acquisition of subsidiary in Xi'an"	24 Jan 2008	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) Unaudited results for the year ended 31 December 2007; and (2) Ascott's FY 2007 net profit increased 8% to S$177.3 million"	25 Jan 2008	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) Ascott expands presence in Australia with its first Citadines property there; and (2) Establishment of indirect wholly-owned subsidiaries"	25 Jan 2008	For Public Relations Purposes
Announcement and news release by CapitaRetail China Trust Management Limited - "(1) Offer and placement of 138,236,000 new units in CapitaRetail China Trust at an issue price of S$1.36 per new unit so as to raise aggregate gross proceeds of S$188.0 million; and (2) Notice of cumulative distribution books closure and cumulative distribution payment date"	25 Jan 2008	For Public Relations Purposes
Announcement and news release by CapitaRetail China Trust Management Limited - "(1) Offer and placement of new units in CapitaRetail China Trust; and (2) CapitaRetail China Trust's private placement fully subscribed within 30 minutes after its launch"	25 Jan 2008	For Public Relations Purposes
Announcement and news release by CapitaRetail China Trust Management Limited - "CapitaRetail China Trust's ATM Offering fully taken up"	26 Jan 2008	For Public Relations Purposes
News release by The Ascott Group Limited - "The Ascott Group announces fourth Ascott-branded property in China"	28 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Redemption of preference shares by CapitaLand RI Pte. Ltd."	28 Jan 2008	SGX-ST Listing Manual

CapitaLand

82-4507

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Companies in members' voluntary liquidation (I) Premierhealth Investments Pte Ltd (II) Premier Health Corporation International Pte Ltd (III) Premier Health Holding Pte Ltd."	28 Jan 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited - "Acquisition of the 20% interest in Suzhou Chong Rui New Century Real Estate Development Co., Ltd"	28 Jan 2008	For Public Relations Purposes
News release by CapitaLand Limited – "Somerset Capital despatches Offer Document to Ascott Shareholders"	29 Jan 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited - (a) Announcement on despatch of Offer Document and Options Proposal Letter; (b) The Offer Document dated 26 January 2008; and (c) The Options Proposal Letter dated 26 January 2008"	29 Jan 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited"	29 Jan 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	30 Jan 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Clarification on news report"	31 Jan 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand supports Singapore's 2010 Youth Olympic Games Bid"	31 Jan 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Proposed issue of convertible bonds"	31 Jan 2008	SGX-ST Listing Manual
Announcement by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd – "Voluntary Unconditional Cash Offer for The Ascott Group Limited – Dealings disclosure and level of acceptances"	31 Jan 2008	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Completion of the divestment of 6 Sarkies Road"	31 Jan 2008	For Public Relations Purposes

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Jan-2008 17:20:31
Announcement No.	00048

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "CCT plans to redevelop Market Street Car Park into a Grade A office tower"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CCT.Slides.3Jan08.pdf CCT.NewsRelease.3Jan08.pdf Total size = **407K** (2048K size limit recommended)

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The decision to proceed with the project is subject to its financial viability. If after completing a full assessment and the project is considered viable, the Manager plans to commence redeveloping Market Street Car Park from late 2008/early 2009. In the assessment, the Manager will take into account the amount of development premium payable based on 100% of the enhancement in land value.

Ms Lynette Leong, Chief Executive Officer of the Manager, said, "We are pleased to have obtained Outline Planning Permission to redevelop Market Street Car Park. Assuming the requisite approvals are obtained, we plan to redevelop the site into a state-of-the-art premium-grade office tower to meet the requirements of blue chip tenants, including financial and business institutions, which are looking for Grade A office space in the heart of the CBD. When completed, the property would augment the core assets in CCT's portfolio which currently includes landmark office buildings such as Capital Tower and 6 Battery Road. In the meantime, we will work closely with our tenants, and season and daily car park users in Market Street Car Park to keep them abreast on the progress."

If CCT decides to proceed with the redevelopment of Market Street Car Park, CCT will need to find an appropriate funding structure for the project. This is in view of the Property Fund Guidelines which states that the total contract value of all property development activities undertaken by CCT, together with its investments in uncompleted property developments, may not exceed 10% of CCT's deposited property. Based on CCT's total deposited property of about S$4.7 billion as at 30 September 2007, and taking into account CCT's recent acquisition of Wilkie Edge and its investment in the Malaysia Commercial Development Fund, the balance development investment capacity is about S$250 million. The redevelopment of Market Street Car Park is estimated to cost some S$1 billion to S$1.5 billion (including land, development premium, construction and other costs).

The Manager will continue to evaluate the viability of the redevelopment plan, pursue the necessary approvals required, including unitholders' approval and make the appropriate announcements in due course. As for Golden Shoe Car Park, CCT currently has no plans for its redevelopment.

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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
3 January 2008

CCT plans to redevelop Market Street Car Park into a Grade A office tower

Singapore, 3 January 2008 – The Manager of CapitaCommercial Trust ("CCT"), CapitaCommercial Trust Management Limited ("CCTML" or "the Manager"), wishes to announce that the Urban Redevelopment Authority ("URA") has granted Outline Planning Permission ("OPP") for the redevelopment of Market Street Car Park. The Manager is planning to re-develop the car park, strategically located within the heart of the Singapore Central Business District ("CBD"), into a quality office building.

The OPP is granted on the following terms and conditions:

- proposed Commercial use at gross plot ratio 12.6+ (equivalent to 14.49), subject to approval to rezone the site from Transport to Commercial use; and
- the site is to be developed for office use only with activity generating uses on the first storey.

The existing lease of Market Street Car Park, which expires on 31 March 2073, has a restriction on use. The restriction has to be lifted to permit a re-development of the site and this will be subject to the following two conditions:

- payment by the lessee (CCT) of 100% of the enhancement in land value as assessed by the Chief Valuer in a spot valuation; and
- no extension of the existing lease of Market Street Car Park.

About Market Street Car Park

Market Street Car Park is an eight-storey building bounded by Market Street, Cross Street and Cecil Street and located diagonally opposite the Lau Pa Sat Festival Market. Currently a 40-year old downtown landmark due to its strategic location, it is sited close to Raffles Place, Singapore's financial and commercial hub, and is less than a five-minute walk away from the Raffles Place MRT interchange station. The car park has a net lettable area of 1,970 square metres of retail space and over 700 car park lots. The first and second storeys of the building currently house 28 tenants with a business mix comprising fashion, lifestyle, food and beverage and convenience services.

About Golden Shoe Car Park

Golden Shoe Car Park is a ten-storey building located on the western end of Market Street, in the vicinity of Raffles Place. It is located near major commercial properties including 6 Battery Road, UOB Plaza, Republic Plaza, OCBC Centre and OUB Centre. The car park has a net lettable area of 3,993 square metres of commercial space and over 1,000 car park lots. Currently it has 33 tenants with a tenant mix of fashion, food and beverage and convenience services. This excludes space on the second and third storeys of the building, owned by the Singapore Land Authority, which have been granted to the Singapore Ministry of the Environment and Water Resources, free of rent, for use as a food centre.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$3.4 billion based on the closing price of S$2.44 per unit on 31 December 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. With an asset value of S$4.7 billion as at 30 September 2007, CCT's portfolio comprises nine prime properties in Singapore's Central Business District and Downtown Core. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park. The Manager has also recently received unitholders' approval to acquire Wilkie Edge, a prime mixed use property under development. The acquisition, when completed, will offer further diversification to CCT's portfolio given its location in the Central Area.

In Malaysia, CCT is a substantial unitholder of Quill Capita Trust ("QCT") with a 30% stake, and has a 7.4% stake in the Malaysia Commercial Development Fund ("MCDF"). QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with a portfolio of six commercial properties in Cyberjaya and Kuala Lumpur. MCDF is CapitaLand's first and largest Malaysia private real

estate fund, with a focus on real estate development properties primarily located in Kuala Lumpur and the Klang Valley.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited (Company registration no. 200309059W)

Media Contact	Analyst & Investor Contact
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com

IMPORTANT NOTICE

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of units in CCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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CapitaCommercial Trust



Planned Redevelopment - Market Street Car Park

3 January 2008

CapitaCommercial Trust

Agenda

- About Market Street Car Park
- Redevelopment Plan & Indicative Planning Parameters
- CCT's Development Threshold
- Next Steps

CCT Owns Market Street Car Park located in the Heart of the Central Business District



Market Street Car Park


Raffles Place
Marina
Collyer Quay
One Marina Boulevard
Central Promontory
Quay
The Sail @ Marina Bay
One Shenton
Marina Bay Financial Centre
Cecil Street
Map from URA

CapitaCommercial Trust

Market Street Car Park



Description	Car park lots, retail/F&B outlets
Land Area (sq m)	5,478
NLA (sq m)	1,970
No. of Tenants	28
Car Park Lots	704
Title	Leasehold estate expiring 31 Mar 2073
Valuation (as at 1 Jun 2007)	S$59 million

CapitaCommercial Trust

Contributes 3% of CCT's Net Property Income


Net Property Income for the nine months ended 30 Sep 2007
Golden Shoe Car Park 4%
Market Street Car Park 3%
Bugis Village 4%
Robinson Point 3%
Starhub Centre 6%
HSBC Building 5%
Raffles City (60% interest) 42%
6 Battery Road 16%
Capital Tower 17%

CapitaCommercial Trust

• Granted Outline Planning Permission for Redevelopment

- URA granted Outline Planning Permission for redevelopment subject to conditions:
  - Proposed Commercial use at gross plot ratio 12.6+ (equivalent to 14.49), subject to approval to rezone the site from Transport to Commercial use; and
  - Site to be developed for office use only with activity generating uses on the first storey.

Indicative Planning Parameters

Planned redevelopment into a state-of-the-art premium-grade office tower from late 2008/early 2009

Indicative Planning Parameters	
Base Plot Ratio	12.60
Proximity to MRT	+10%
Lot Size	+5%
Maximum Plot Ratio	14.49
Estimated Total Gross Floor Area	850,000 sq ft
Maximum Height Control	240 m[1]

Note:

(1) Higher building height of up to 240m Above Mean Sea Level, subject to the parts of the tower located above 200m AMSL being articulated as a distinctive and attractive crown to the building. Could be as tall as One Raffles Quay.

CapitaCommercial Trust

Lifting of Land Restriction

- Under the state lease, the land shall be used for the purpose of car parking with elements of shops and eating establishments
- Land title restriction needs to be lifted and Development Premium is payable for the change of use and increase in use intensity

CapitaCommercial Trust

Change in Land Use – Conditions Imposed

- Land use restriction for Market Street Car Park zoned as “Transport Facilities” will be rezoned to “Commercial Use”
- The lifting of the land use restriction is subject to the following two conditions:
  - Payment by the lessee (CCT) of 100.0% of the **enhancement in land value** as assessed by the Chief Valuer in a spot valuation
  - **No extension** of the existing land lease

CapitaCommercial Trust

Project Cost

For illustration purpose only :

- *Assuming land value for 99-year commercial land is S$900 psf per GFA*
- *Adjusting for the shorter leasehold, land and development premium is estimated to be S$800 psf per GFA*
- *Including construction and other costs, the project cost would be S$1.25b (based on the above assumptions)*

Depending on the development premium, the total project cost could range from S$1.0b to S$1.5b

Property Fund Guidelines For REITs

- Clause 7.1a
  At least 75% of the deposited property should be invested in income-producing properties ➡ maximum of S$1.2b limit

- Clause 7.1b
  Should not undertake property development activities unless it intends to hold the developed property upon completion ➡ need some form of buy back mechanism if it is a joint venture

- Clause 7.1d
  Total contract value of property development activities undertaken and investments in uncompleted property developments should not exceed 10% of deposited property ➡ S$254m development capacity vs estimated project cost of S$1.0b to S$1.5b

Development Investment Capacity

CCT's Deposited Property (as at 30 Sep 07)	S$4,671.6 m
Development Threshold (10% of deposited property)	S$467.2 m
Existing Investments in Development Projects	
Malaysia Commercial Development Fund	S$30.5 m
Wilkie Edge	S$182.7 m
Total Existing Investments in Development Projects	S$213.2 m
Balance Available for Development Projects	**S$254.0 m**

- CCT to seek an appropriate funding structure for the redevelopment

CapitaCommercial Trust

MSCP - Next Steps

- Proceeding with preliminary concept design and seeking other necessary approvals
- Evaluating the financial viability for redevelopment

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CapitaCommercial
Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586

RECEIVED

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, BEIJING CAPITALAND PROPERTY MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Beijing CapitaLand Property Management Co., Ltd. ("Beijing CapitaLand") has increased its registered capital from RMB500,000 (approximately S$98,000) to RMB3 million (approximately S$588,000) (the "Share Increase").

The Share Increase is by way of a cash injection by Beijing CapitaLand's sole shareholder, CapitaLand (China) Investment Co., Ltd., another indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's interest in Beijing CapitaLand remains unchanged at 100% after the Share Increase.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ended 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
3 January 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Jan-2008 18:42:47
Announcement No.	00097

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust ("QCT") - Placement of up to 251,440,000 new units in QCT"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has issued an announcement on the above matter, as attached for information.
Attachments:	QCTAnnc3Jan2008.pdf Total size = **73K** (2048K size limit recommended)

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	03-Jan-2008 18:17:15
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Placement of up to 251,440,000 new units in QCT
Description	The announcement issued by HwangDBS Investment Bank Berhad and Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCTAnnouncement.pdf Total size = **57K** (2048K size limit recommended)

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BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by OT_HWANG DBS SECURITIES on 03/01/2008 05:19:39 PM
Reference No OD-080102-66669

Submitting Investment Bank/Advisor (if applicable)	HWANGDBS INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	QUILL CAPITA TRUST
Stock name *	QCAPITA
Stock code *	5123
Contact person *	SHELLEY WONG / KEVIN HENG
Designation *	VICE PRESIDENT / SENIOR EXECUTIVE

Type *	● Announcement ○ Reply to query
Subject :*	QUILL CAPITA TRUST ("QCT") Placement of up to 251,440,000 new units in QCT ("Units") ("Placement")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

We refer to the previous announcements in relation to the above, the latest of which was on 3 September 2007. As announced, QCT had earlier completed the placement tranche of 151,440,000 Units which were announced, listed and quoted on the Bursa Malaysia Securities Berhad on 3 September 2007.

Following that and on behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("Manager"), HwangDBS Investment Bank Berhad (formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad) and Aseambankers Malaysia Berhad, being the joint advisers of the Placement, are pleased to announce that the Securities Commission ("SC") has given its approval for an extension of time to QCT for an additional six months up to 27 June 2008 to complete the remaining placement of the subsequent tranche(s) of up to 100,000,000 Units vide its letter dated 19 December 2007, which was received on 2 January 2008. The placement of the subsequent tranche(s) of up to 100,000,000 Units is only a provision in case there is a need to raise additional equity without having to go to SC for approval again but QCT has no immediate plan to undertake this fund raising exercise.

This announcement is dated 3 January 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

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Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	07-Jan-2008 07:00:30
Announcement No.	00002

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Date of Trading Halt *	07-01-2008
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending the release of an announcement.

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED VOLUNTARY GENERAL OFFER FOR THE ASCOTT GROUP LIMITED

CapitaLand Limited ("**CapitaLand**") has today requested for a halt in the trading of its shares as well as the shares of its subsidiary, The Ascott Group Limited ("**Ascott**") and the units of Ascott Residence Trust ("**Ascott Trust**") in connection with a proposed voluntary general offer by a wholly-owned subsidiary of CapitaLand ("**CapitaLand Subsidiary**") for Ascott. Details of such offer, if made by CapitaLand Subsidiary, will be set out in an announcement of its firm intention to make the offer, to be released by its financial adviser on 8 January 2008.

Although the proposed offer is for Ascott and not Ascott Trust, trading of the units in Ascott Trust was also halted to avoid any confusion in the trading of its units.

By Order of the Board

Low Sai Choy
Company Secretary
7 January 2008

82 - 4507

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	08-Jan-2008 00:21:30
Announcement No.	00002

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The details of the announcement start here ...

Announcement Title *	Voluntary unconditional cash offer by Somerset Capital Pte Ltd (a wholly-owned subsidiary of CapitaLand Limited) for The Ascott Group Limited
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	DBSBank.annc.8Jan2008.pdf CLOfferAnnc.final.8Jan2008.pdf CLnewsrelease.8Jan2008.pdf Total size = **155K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD
(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD
(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED
(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED
(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

1. INTRODUCTION

1.1 **The Offer.** DBS Bank Ltd ("**DBS Bank**") wishes to announce, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**" or "**SCPL**"), that the Offeror intends to make a voluntary unconditional cash offer (the "**Offer**") for all the issued ordinary shares (the "**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer. The Offeror, SLPL and AIPL are wholly-owned subsidiaries of CapitaLand Limited ("**CapitaLand**"), a Singapore-incorporated company listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Further information on the Offeror and CapitaLand is set out in paragraph 4 below.

1.2 **Aggregate Holding.** As at 4 January 2008, the Offeror, SLPL and AIPL own an aggregate of 1,067,846,016 Shares, representing approximately 66.53% of the total number of issued Shares[1].

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[1] Unless otherwise stated, references in this Announcement to the total number of issued Shares are based on 1,605,153,717 Shares in issue as at 4 January 2008.

1.3 **Ascott Full Year Results.** The unaudited consolidated financial statements of Ascott for the financial year ended 31 December 2007 are expected to be announced by Ascott on or about 25 January 2008 via SGXNET (the "**Ascott Full Year Results Announcement**"). The formal document containing the terms and conditions of the Offer (the "**Offer Document**") is expected to be despatched after the release of the Ascott Full Year Results Announcement. The views of the independent directors of Ascott and the independent financial adviser to such independent directors, on the Offer (the "**Offeree Advice**") will be made available by Ascott to shareholders of Ascott (the "**Shareholders**") within 14 days of the despatch of the Offer Document. Shareholders may wish to take note of the Ascott Full Year Results Announcement and consider the Offeree Advice, and are therefore advised to exercise caution when dealing in the Shares in the meantime.

1.4 **No Chain Offer for Ascott Residence Trust.** CapitaLand, through its subsidiaries (which include Ascott) has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust, a real estate investment trust ("**REIT**") listed on the SGX-ST. It should be noted that the Offeror is not required under The Singapore Code on Take-overs and Mergers (the "**Code**") to make a chain offer for Ascott Residence Trust and, accordingly, no offer will be made by the Offeror for Ascott Residence Trust as a consequence of the Offer.

2. THE OFFER

2.1 **Offer Terms.** The Offeror intends to make the Offer for all the issued Shares, other than Shares already held as at the date of the Offer by the Offeror, SLPL and AIPL (the "**Offer Shares**"), in accordance with Rule 15 of the Code and subject to and upon the following principal terms and conditions:

(a) The Offer will be made on the following basis:

For each Offer Share: S$1.73 in cash (the "Offer Price")

(b) The Offer will be extended to all new Shares unconditionally issued or to be issued pursuant to (i) the valid exercise (if any) prior to the close of the Offer of any share options to subscribe for new Shares (the "**Options**") granted under the Ascott Share Option Plan and (ii) any contingent awards of Shares (the "**Awards**") granted under the Ascott Performance Share Plan and the Ascott Restricted Share Plan, which are vested and released prior to the close of the Offer. For the purposes of the Offer, the expression "**Offer Shares**" shall include such new Shares.

(c) The Offer Shares are to be acquired fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007).

(d) The Offer will be extended, on the same terms and conditions, to all the issued Shares owned, controlled or agreed to be acquired by parties acting or presumed to be acting in concert with the Offeror in connection with the Offer (other than SLPL and AIPL).

2.2 **Unconditional Offer. The Offer will be unconditional in all respects.**

2.3 **Options.** As at 4 January 2008, there are 17,116,500 outstanding Options to subscribe for 17,116,500 new Shares granted under the Ascott Share Option Plan. Under the rules of the Ascott Share Option Plan, the Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer). The Offeror will instead make a proposal to the holders of the outstanding Options (the "**Options Proposal**") to pay holders of Options, subject to the relevant Options continuing to be exercisable into new Shares, a cash amount (determined as provided below) (the "**Option Price**") in consideration of such holders agreeing:

(a) not to exercise all or any of such Options into new Shares; and

(b) not to exercise all or any of their rights as holders of such Options,

in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Options. Such holders will also be required to surrender the Options for cancellation.

The Option Price is computed on a "see-through basis". In other words, the Option Price for an Option will be the amount (if positive) of the Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price, the Option Price for that Option will be the nominal amount of S$0.001.

Details of the Options Proposal will be despatched to the holders of the Options no later than the date of despatch of the Offer Document.

3. VALUE COMPARISONS

The Offer Price of S$1.73 for each Offer Share:

(a) represents a premium of approximately 43.0% over S$1.21, being the last transacted price ("**LTP**") of the Shares on the SGX-ST prior to the date of this Announcement;

(b) represents a premium of approximately 41.8% over S$1.22, being the volume weighted average price ("**VWAP**") of the Shares on the SGX-ST over the one-month period prior to the date of this Announcement;

(c) represents a premium of approximately 20.1% over S$1.44, being the VWAP of the Shares on the SGX-ST over the three-month period prior the date of this Announcement; and

(d) represents a premium of approximately 145.0% to the unaudited net asset value per Share of S$0.706 as at 30 September 2007.

4. INFORMATION ON THE OFFEROR AND CAPITALAND

4.1 **The Offeror.** The Offeror is a company incorporated in Singapore on 16 June 1999 and is a direct wholly-owned subsidiary of CapitaLand. Its principal activities are those of an investment holding company. As at 4 January 2008, the Offeror has an issued share capital of S$143,000,000 comprising 143,000,000 ordinary shares, all of which are held by CapitaLand.

The directors of the Offeror are Mr Olivier Lim Tse Ghow, Mr Lai Choon Hung and Ms Gan Chui Chui.

4.2 **CapitaLand.** CapitaLand is a company incorporated in Singapore on 5 January 1989, and is listed on the Main Board of the SGX-ST. As at 4 January 2008, CapitaLand has an issued share capital of S$4,350,534,207.22 comprising 2,806,298,993 ordinary shares and a market capitalisation exceeding S$17.5 billion.

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, CapitaLand is a multi-national company with core businesses in real estate, hospitality and real estate financial services which are focused in gateway cities in Asia Pacific, Europe and the Middle East.

CapitaLand's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Ascott, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust. CapitaLand, through its subsidiaries (which include Ascott), has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust.

5. INFORMATION ON ASCOTT

Ascott was incorporated in Singapore on 29 March 1979, and is listed on the Main Board of the SGX-ST. Based on publicly available information, the principal activities of Ascott and its subsidiaries (the "**Ascott Group**") are in investment holding and the management of serviced residences. The Ascott Group is headquartered in Singapore and is the serviced residence arm of CapitaLand.

The Ascott Group is the largest international serviced residence owner-operator with close to 14,800 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 5,400 units which are under development, making a total of over 20,200 units.

The Ascott Group operates 3 brands, Ascott, Somerset and Citadines. Its portfolio spans 54 cities in 23 countries, 12 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence REIT, Ascott Residence Trust, in 2006. As at 4 January 2008, the Ascott Group has an approximately 27.86% interest in Ascott Residence Trust.

Today, the Ascott Group has a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

As at 4 January 2008, Ascott has an issued share capital of S$268,464,469.84 comprising 1,605,153,717 issued Shares.

Mr Lim Chin Beng, Mr Liew Mun Leong and Mr Richard Edward Hale, who are directors of CapitaLand, are also directors of Ascott. Mr Olivier Lim Tse Ghow, who is a director of the Offeror, is also an alternate director of Ascott.

6. RATIONALE FOR THE OFFER

The Offer is being made to privatise Ascott.

The Offer presents an opportunity for the Shareholders to realise their investment in the Shares at a premium of 43.0% to the LTP and 41.8% to the 1-month VWAP of the Shares on the SGX-ST prior to the date of this Announcement. Based on publicly available information, the average premium of offer prices over the LTP of the offerees' shares (prior to the offer announcement dates) was 28.5% in four successful privatisations in Singapore in 2007[2].

The Offer also allows CapitaLand to achieve the following key objectives:

Strengthen Ascott's leadership position in the market

Competition in the growing global serviced residence market is intensifying. Ascott needs to strengthen its leadership position internationally and accelerate its growth in key markets. However, as a listed entity, Ascott has to comply with listing and compliance requirements, and this may restrict Ascott from having full flexibility to leverage on the capital base, resources and opportunities of CapitaLand, to capitalise on the continuing growth in this market. For instance, CapitaLand has been incorporating serviced residences into its residential and mixed development projects and has provided opportunities for Ascott to be part of such development projects. However, these opportunities would be categorised as interested person transactions between CapitaLand and Ascott which invariably would lengthen the time to completion and incur additional cost and management time in fulfilling the compliance processes.

Currently, Ascott has yet to build up the full complement of in-house real estate product development and project management capabilities, which CapitaLand already possesses. In the meantime, it has to outsource greenfield developments to partners and third parties. Its private equity fund origination and fund raising capabilities are also limited. Privatising Ascott will allow it to easily tap on CapitaLand's more established real estate development and financial services capabilities.

Replicate CapitaLand's successful business model

CapitaLand has created significant value for its shareholders along the entire real estate value chain and by building a capital efficient business model for its unlisted strategic business units. This transformation has enabled CapitaLand to establish itself as one of the most international real estate companies, and a leading REIT and real estate fund manager in Asia. While Ascott has also embarked on the same business model for its growth, such as through the launch of Ascott Residence Trust and a private equity fund (Ascott Serviced Residence (China) Fund), this approach can be accelerated and enhanced even further if Ascott is privatised given CapitaLand's extensive track record and experience in this aspect.

Maximise CapitaLand's competitive advantage

CapitaLand will be able to fully integrate Ascott's business and operations into the CapitaLand group. This will enable CapitaLand to deploy capital and human resources seamlessly within the CapitaLand group to maximise its competitive advantage of having a fully integrated real estate and financial services value chain across all property sectors. This is key in better enabling Ascott and CapitaLand's various strategic business units to bring their combined resources and expertise to exploit the business opportunities in the global real estate landscape.

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[2] These refer to the privatisations by way of voluntary offers for four companies listed on the SGX-ST, which were announced and successfully completed in 2007.

CapitaLand will also have more flexibility in managing and deploying its mix of residential developments for sale, for corporate leasing and for serviced residences to match demand in different markets and to respond to changes in market dynamics.

Increase cost savings

As a listed entity, Ascott has to incur listing, compliance and other related costs associated with continuing listing requirements under the listing rules. If privatised, cost efficiency would result from greater sharing of services and resources with CapitaLand's other unlisted strategic business units. Similarly, CapitaLand and Ascott will be able to fully integrate their fund and REIT management businesses to increase operational benefits and cost savings.

7. COMPULSORY ACQUISITION AND DELISTING

It is not the intention of the Offeror to preserve the listing status of Ascott. If the Offeror is entitled to do so, it intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

Pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), if the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees as at the date of the Offer), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. In such event, the Offeror intends to exercise any rights of compulsory acquisition the Offeror may have in connection with the Offer. Subsequent to such compulsory acquisition, Ascott will be delisted from the Main Board of the SGX-ST.

Shareholders who have not accepted the Offer have the right under and subject to Section 215(3) of the Companies Act, to require the Offeror to acquire their Shares in the event that the Offeror or its nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations or their respective nominees, comprise 90% or more of the total number of issued Shares. Shareholders who have not accepted the Offer and who wish to exercise such right are advised to seek their own independent legal advice.

Pursuant to Rule 1105 of the Listing Manual of the SGX-ST (the "**Listing Manual**"), upon an announcement by the Offeror that acceptances have been received pursuant to the Offer that bring the holdings owned by the Offeror and its concert parties to above 90% of the total number of issued Shares excluding treasury shares, the SGX-ST may suspend the listing of the Shares on the SGX-ST until such time it is satisfied that at least 10% of the total number of issued Shares excluding treasury shares are held by at least 500 Shareholders who are members of the public. Rule 1303(1) of the Listing Manual provides that if the Offeror succeeds in garnering acceptances exceeding 90% of the total number of issued Shares excluding treasury shares, thus causing the percentage of the total number of issued Shares excluding treasury shares held in public hands to fall below 10%, the SGX-ST will suspend trading of the Shares only at the close of the Offer.

In addition, under Rule 724 of the Listing Manual, if the percentage of the total number of issued Shares excluding treasury shares held in public hands falls below 10%, Ascott must, as soon as practicable, announce that fact and the SGX-ST may suspend the trading of all the Shares. Rule 725 of the Listing Manual states that the SGX-ST may allow Ascott a period of three months, or such longer period as the SGX-ST may agree, to raise the percentage of Shares in public hands to at least 10%, failing which Ascott may be delisted from the SGX-ST.

In the event that the trading of Shares on the SGX-ST is suspended pursuant to Rule 724 or Rule 1105 of the Listing Manual, the Offeror has no intention to undertake or support any action for any such listing suspension by the SGX-ST to be lifted. The Offeror is not required under the Listing Manual to offer an exit alternative to the Shareholders upon the occurrence of any such trading suspension.

8. DISCLOSURES OF HOLDINGS AND DEALINGS

8.1 Holdings and Dealings.

(a) Relevant Persons. Appendix 1 of this Announcement sets out:

(i) the number of Shares, Options and Awards (collectively the "**Securities**") owned, controlled or agreed to be acquired by (1) the Offeror and its directors, (2) CapitaLand and its directors, (3) the wholly-owned subsidiaries of CapitaLand and (4) DBS Bank as financial adviser, DBS Group Holdings Ltd ("**DBSH**") (the parent company of DBS Bank) and their respective wholly-owned subsidiaries (collectively, the "**Relevant Persons**") as at 4 January 2008; and

(ii) the dealings in the Securities by the Relevant Persons from 8 October 2007 (being three months immediately preceding the date of this Announcement) to the date of this Announcement (the "**Reference Period**").

(b) No Other Holdings and Dealings. Save as disclosed in this Announcement, based on the latest information available to the Offeror, none of the Relevant Persons (i) owns, controls or has agreed to acquire any Securities or other securities which carry voting rights in Ascott or are convertible into Shares or securities which carry voting rights in Ascott, or rights to subscribe for, or options in respect of, Shares or such securities as at the date of this Announcement, (ii) has dealt for value in any Securities during the Reference Period or (iii) has received any irrevocable undertaking from any party to accept or reject the Offer.

8.2 **Further Enquiries.** In the interests of confidentiality, enquiries have not been made in respect of companies not wholly-owned by CapitaLand and certain other parties who are or may be presumed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in due course and in the Offer Document.

9. CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptances of the Offer.

10. OFFER DOCUMENT

The Offer Document containing the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance, will be despatched to Shareholders not earlier than 14 days and not later than 21 days from the date of this Announcement. Shareholders are advised to exercise caution when dealing in the Shares.

11. OVERSEAS SHAREHOLDERS

11.1 **Overseas Shareholders.** The Offer will be made pursuant to the Offer Document and the form(s) of acceptance accompanying the Offer Document. The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the register of members of Ascott or in the records of The Central Depository (Pte) Limited (as the case may be) (an "**Overseas Shareholder**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas Shareholders will be set out in the Offer Document.

11.2 **Copies of Offer Document.** Where there are potential restrictions on sending the Offer Document and the appropriate form(s) of acceptance to any overseas jurisdiction, the Offeror and DBS Bank each reserves the right not to send the Offer Document and the appropriate form(s) of acceptance to such overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain a copy of the Offer Document and the appropriate form(s) of acceptance from the office of Ascott's share registrar, Boardroom Corporate & Advisory Services Pte. Ltd. at 3 Church Street #08-01, Samsung Hub, Singapore 049483. Alternatively, an Overseas Shareholder may write in to Ascott's share registrar at the above-stated address to request for the Offer Document and the appropriate form(s) of acceptance to be sent to an address in Singapore by ordinary post at his own risk.

12. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to the Ascott Group), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
8 January 2008

For more information, please contact during office hours:

DBS Bank Ltd

Mergers & Acquisitions Advisory	Tel: (65) 6878-8995
Lawrence Ng	Chan Yow Phong
Senior Vice President	Vice President

APPENDIX 1

Details of Holdings and Dealings

1. Holdings in Securities as at 4 January 2008

1.1 The Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries

The holdings of the Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries in Shares are set out below:

Name	No. of Shares*	%
SCPL	648,478,729	40.400
SLPL	273,224,256	17.022
AIPL	146,143,031	9.105
	1,067,846,016	66.527

** Direct shareholdings.*

1.2 Directors of the Offeror

The interests of the Offeror's directors in Shares are set out below:

	Direct interest in Shares		Deemed interest in Shares	
	No. of Shares	%	No. of Shares	%
Name				
Mr Olivier Lim Tse Ghow	27,500	0.0020	-	-
Mr Lai Choon Hung	10,000	0.0006	-	-
Ms Gan Chui Chui	6,500	0.0004	-	-
	44,000	0.0030	-	-

The holdings of the Offeror's directors in the Options are set out below:

Name	No. of Options*
Mr Olivier Lim Tse Ghow	32,500
Mr Lai Choon Hung	35,000
Ms Gan Chui Chui	8,500
	76,000

**Each Option is exercisable into one new Share.*

None of the directors of the Offeror has been granted Awards.

1.3 Directors of CapitaLand

The interests of CapitaLand's directors in Shares are set out below:

	Direct interest in Shares		Deemed interest in Shares	
	No. of Shares	%	No. of Shares	%
Name				
Dr Hu Tsu Tau	-	-	-	-
Mr Hsuan Owyang	-	-	-	-
Mr Liew Mun Leong	-	-	452,500[(2)]	0.028
Mr Lim Chin Beng	925,000[(1)]	0.058	-	-
Mr Jackson Peter Tai	-	-	-	-
Mr Peter Seah Lim Huat	74,000	0.005	-	-
Mr Richard Edward Hale	830,000	0.052	-	-
Professor Robert Henry Edelstein	-	-	-	-
Dr Victor Fung Kwok King	-	-	-	-
Mr James Koh Cher Siang	-	-	-	-
Mrs Arfat Pannir Selvam	-	-	-	-
Professor Kenneth Stuart Courtis	-	-	-	-
	1,829,000	0.114	452,500	0.028

Notes:

(1) 800,000 Shares are registered in the name of DBS Nominees (Private) Limited.
(2) Mr Liew Mun Leong is deemed to be interested in the Shares held by his spouse.

The holdings of CapitaLand's directors in the Options are set out below:

Name	No. of Options*
Mr Liew Mun Leong	517,500
Mr Lim Chin Beng	75,000
Mr Richard Edward Hale	80,000
	672,500

**Each Option is exercisable into one new Share.*

The following directors of CapitaLand have been granted Awards, details of which are as follows:

Name	No. of Shares comprised in the Awards granted	
	Ascott Performance Share Plan[(1)]	Ascott Restricted Share Plan[(2)]
Mr Liew Mun Leong	-	up to 36,990[(3)]
Mr Lim Chin Beng	-	up to 30,825[(3)]
Mr Richard Edward Hale	-	up to 30,825[(3)]
	-	up to 98,640[(3)]

Notes:

(1) As at 4 January 2008, there are outstanding Awards in respect of up to 14,145,726 Shares granted under the Ascott Performance Share Plan.

(2) As at 4 January 2008, there are outstanding Awards in respect of up to 3,406,488 Shares granted under the Ascott Restricted Share Plan.

(3) The final number of Shares given over the vesting period of two years will depend on the achievement of the performance conditions at the end of the one-year performance period. If the performance conditions are not met at the end of the performance period, recipients will not be given any Shares. On the other hand, if superior targets are met, more Shares than the original Award could be delivered up to a maximum of 150% of the original Award.

1.4 DBS Bank, DBSH and their respective wholly-owned subsidiaries

DBS Bank, DBSH and their respective wholly-owned subsidiaries do not hold any Securities.

2. Dealings in Securities during the Reference Period

2.1 The Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries

There were no dealings in Securities by the Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries during the Reference Period.

2.2 Directors of the Offeror

There were no dealings in Securities by the Offeror's directors during the Reference Period.

2.3 Directors of CapitaLand

The details of the dealings in Securities by CapitaLand's directors during the Reference Period are set out below:

Name	Date of Transaction	No. of Shares Acquired pursuant to Exercise of Options	Exercise Price Paid per Share (S$)
Mr Lim Chin Beng	23 October 2007	125,000	50,000 Shares at S$0.3010
			75,000 Shares at S$0.6310

2.4 DBS Bank, DBSH and their respective wholly-owned subsidiaries

During the Reference Period, DBS Asset Management Ltd, a wholly-owned subsidiary of DBS Bank, undertook one purchase transaction on behalf of discretionary investment clients involving an aggregate of 25,000 Shares at S$1.60 per Share and four sale transactions on behalf of discretionary investment clients involving an aggregate of 204,000 Shares at between S$1.45 to S$1.53 per Share. Such dealings in Shares by DBS Asset Management Ltd occurred before the date of this Announcement and were not carried out in connection with the Offer.

CapitaLand

CAPITALAND LIMITED
(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

VOLUNTARY UNCONDITIONAL CASH OFFER BY SOMERSET CAPITAL PTE LTD (A WHOLLY-OWNED SUBSIDIARY OF CAPITALAND LIMITED) FOR THE ASCOTT GROUP LIMITED

1. INTRODUCTION

CapitaLand Limited ("**CapitaLand**" or the "**Company**") wishes to announce that DBS Bank Ltd ("**DBS Bank**") has today announced, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of the Company, that the Offeror intends to make a voluntary unconditional cash offer (the "**Offer**") for all the issued ordinary shares (the "**Ascott Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer. SLPL and AIPL are also wholly-owned subsidiaries of the Company.

Ascott is a Singapore-incorporated company listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). As at 4 January 2008, the Offeror, SLPL and AIPL own an aggregate of 1,067,846,016 Ascott Shares, representing approximately 66.53% of the total number of issued Ascott Shares[1]. Further information on the Offeror and Ascott is set out in paragraphs 4 and 5 below.

The unaudited consolidated financial statements of Ascott for the financial year ended 31 December 2007 are expected to be announced by Ascott on or about 25 January 2008 via SGXNET (the "**Ascott Full Year Results Announcement**"). The formal document containing the terms and conditions of the Offer (the "**Offer Document**") is expected to be despatched after the release of the Ascott Full Year Results Announcement. The views of the independent directors of Ascott and the independent financial adviser to such independent directors, on the Offer (the "**Offeree Advice**") will be made available by Ascott to shareholders of Ascott (the "**Ascott Shareholders**") within 14 days of the despatch of the Offer Document. Ascott Shareholders may wish to take note of the Ascott Full Year Results Announcement and consider the Offeree Advice, and are therefore advised to exercise caution when dealing in the Ascott Shares in the meantime.

[1] Unless otherwise stated, references in this Announcement to the total number of issued Ascott Shares are based on 1,605,153,717 Ascott Shares in issue as at 4 January 2008.

The Company, through its subsidiaries (which include Ascott), has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust, a real estate investment trust ("**REIT**") listed on the SGX-ST. It should be noted that the Offeror is not required under The Singapore Code on Take-overs and Mergers (the "**Code**") to make a chain offer for Ascott Residence Trust and, accordingly, no offer will be made by the Offeror for Ascott Residence Trust as a consequence of the Offer.

A copy of the announcement dated 8 January 2008 released by DBS Bank, for and on behalf of the Offeror, in relation to the Offer (the "**Offer Announcement**") is available on the website of the SGX-ST at www.sgx.com. A copy of the Offer Announcement is also attached to this Announcement. This Announcement should be read in conjunction with the full text of the Offer Announcement.

2. THE OFFER

2.1 **Offer Terms.** The Offeror intends to make the Offer for all the issued Ascott Shares, other than Ascott Shares already held as at the date of the Offer by the Offeror, SLPL and AIPL (the "**Offer Shares**"), in accordance with Rule 15 of the Code and subject to and upon the following principal terms and conditions:

(a) The Offer will be made on the following basis:

For each Offer Share: S$1.73 in cash (the "Offer Price")

(b) The Offer will be extended to all new Ascott Shares unconditionally issued or to be issued pursuant to (i) the valid exercise (if any) prior to the close of the Offer of any share options to subscribe for new Ascott Shares (the "**Ascott Options**") granted under the Ascott Share Option Plan and (ii) any contingent awards of Ascott Shares (the "**Ascott Awards**") granted under the Ascott Performance Share Plan and the Ascott Restricted Share Plan, which are vested and released prior to the close of the Offer. For the purposes of the Offer, the expression "**Offer Shares**" shall include such new Ascott Shares.

(c) The Offer Shares are to be acquired fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at the date of the Offer Announcement and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of the Offer Announcement (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007).

(d) The Offer will be extended, on the same terms and conditions, to all the issued Ascott Shares owned, controlled or agreed to be acquired by parties acting or presumed to be acting in concert with the Offeror in connection with the Offer (other than SLPL and AIPL).

2.2 **Unconditional Offer. The Offer will be unconditional in all respects.**

2.3 **Options.** As at 4 January 2008, there are 17,116,500 outstanding Ascott Options to subscribe for 17,116,500 new Ascott Shares granted under the Ascott Share Option Plan. Under the rules of the Ascott Share Option Plan, the Ascott Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Ascott Options (although, for the avoidance of doubt, the Offer will be extended to all new Ascott Shares issued or to be issued pursuant to the valid exercise of the Ascott Options prior to the close of the Offer). The Offeror will instead make a proposal to the holders of the outstanding Ascott Options (the "**Options Proposal**") to pay holders of Ascott Options, subject to the relevant Ascott Options continuing to be exercisable into new Ascott Shares, a cash amount (determined as provided below) (the "**Option Price**") in consideration of such holders agreeing:

(a) not to exercise all or any of such Ascott Options into new Ascott Shares; and

(b) not to exercise all or any of their rights as holders of such Ascott Options,

in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Ascott Options. Such holders will also be required to surrender the Ascott Options for cancellation.

The Option Price is computed on a "see-through basis". In other words, the Option Price for an Ascott Option will be the amount (if positive) of the Offer Price less the exercise price of that Ascott Option. If the exercise price of an Ascott Option is equal to or more than the Offer Price, the Option Price for that Ascott Option will be the nominal amount of S$0.001.

3. OFFER CONSIDERATION

3.1 **Offer Price.** The Offer Price was arrived at by the Offeror, taking into account, *inter alia*, the market value of the Offer Shares and the net asset value of Ascott (please refer to paragraph 3.4 below for further information).

3.2 **Aggregate Offer Price.** Assuming (i) all outstanding Ascott Options are exercised and all outstanding Ascott Awards are released prior to the close of the Offer, (ii) no new Ascott Options and no new Ascott Awards are granted prior to the close of the Offer and (iii) full acceptances of the Offer, the total consideration payable by the Offeror under the Offer is approximately S$989.5 million (the "**Aggregate Offer Price**").

3.3 **Funding for the Offer.** The acquisition of the Offer Shares is proposed to be funded by way of bank borrowings obtained specifically for the Offer, with the balance funded by internal resources of the Company and its subsidiaries (the "**CapitaLand Group**"). DBS Bank, as financial adviser to the Offeror, has confirmed in the Offer Announcement that sufficient financial resources are available to the Offeror to satisfy full acceptances of the Offer.

As at 31 December 2007, the CapitaLand Group's corporate treasury had total cash and cash equivalents available at its disposal of an amount exceeding S$2 billion and unutilised banking facilities (excluding the bank borrowings obtained specifically for the Offer referred to above) of an amount exceeding S$600 million.

3.4 **Value Comparisons in respect of Ascott.** The Offer Price of S$1.73 for each Offer Share:

(a) represents a premium of approximately 43.0% over S$1.21, being the last transacted price ("**LTP**") of the Ascott Shares on the SGX-ST prior to the date of the Offer Announcement;

(b) represents a premium of approximately 41.8% over S$1.22, being the volume weighted average price ("**VWAP**") of the Ascott Shares on the SGX-ST over the one-month period prior to the date of the Offer Announcement;

(c) represents a premium of approximately 20.1% over S$1.44, being the VWAP of the Ascott Shares on the SGX-ST over the three-month period prior to the date of the Offer Announcement; and

(d) represents a premium of approximately 145.0% over the unaudited net asset value per Ascott Share of S$0.706 as at 30 September 2007.

3.5 **Comparisons with the CapitaLand Group.** Based on the unaudited consolidated financial statements of the CapitaLand Group for the nine-month period ended 30 September 2007 and the unaudited consolidated financial statements of Ascott and its subsidiaries (the "**Ascott Group**") for the nine-month period ended 30 September 2007, the net profits attributable to the Offer Shares amounting to approximately S$55.4 million represents approximately 2.2% of the net profits of the CapitaLand Group[(1)].

The Aggregate Offer Price represents approximately 5.6% of the market capitalisation[(2)] of the Company as at 4 January 2008 (being the last trading day for shares in the Company prior to the date of the Offer Announcement).

Notes:

(1) Based on profits before income tax, minority interest and extraordinary items.

(2) The market capitalisation of the Company is based on 2,806,298,993 issued shares in the Company as at 4 January 2008 (being the last trading day for shares in the Company prior to the date of this Announcement) and the last traded price of the shares in the Company transacted on the SGX-ST on 4 January 2008 of S$6.25 per share.

4. INFORMATION ON THE OFFEROR

The Offeror is a company incorporated in Singapore on 16 June 1999 and is a direct wholly-owned subsidiary of the Company. Its principal activities are those of an investment holding company. As at 4 January 2008, the Offeror has an issued share capital of S$143,000,000 comprising 143,000,000 ordinary shares, all of which are held by the Company.

The directors of the Offeror are Mr Olivier Lim Tse Ghow, Mr Lai Choon Hung and Ms Gan Chui Chui. Mr Olivier Lim Tse Ghow is also an alternate director of Ascott. Information relating to the interests of the Offeror's directors in Ascott Shares is set out in the Offer Announcement.

5. INFORMATION ON ASCOTT

Ascott was incorporated in Singapore on 29 March 1979, and is listed on the Main Board of the SGX-ST. Based on publicly available information, the principal activities of the Ascott Group are in investment holding and the management of serviced residences. The Ascott Group is headquartered in Singapore and is the serviced residence arm of CapitaLand.

The Ascott Group is the largest international serviced residence owner-operator with close to 14,800 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 5,400 units which are under development, making a total of over 20,200 units.

The Ascott Group operates 3 brands, Ascott, Somerset and Citadines. Its portfolio spans 54 cities in 23 countries, 12 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence REIT, Ascott Residence Trust, in 2006. As at 4 January 2008, the Ascott Group has an approximately 27.86% interest in Ascott Residence Trust.

Today, the Ascott Group has a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

As at 4 January 2008, Ascott has an issued share capital of S$268,464,469.84 comprising 1,605,153,717 issued Ascott Shares.

6. RATIONALE FOR THE OFFER

The Offer is being made to privatise Ascott.

The Offer presents an opportunity for the Ascott Shareholders to realise their investment in the Ascott Shares at a premium of 43.0% to the LTP and 41.8% to the 1-month VWAP of the Ascott Shares on the SGX-ST prior to the date of this Announcement. Based on publicly available information, the average premium of offer prices over the last transacted prices of the offerees' shares (prior to the offer announcement dates) was 28.5% in four successful privatisations in Singapore in 2007[2].

[2] These refer to the privatisations by way of voluntary offers for four companies listed on the SGX-ST, which were announced and successfully completed in 2007.

The Offer also allows CapitaLand to achieve the following key objectives:

Strengthen Ascott's leadership position in the market

Competition in the growing global serviced residence market is intensifying. Ascott needs to strengthen its leadership position internationally and accelerate its growth in key markets. However, as a listed entity, Ascott has to comply with listing and compliance requirements, and this may restrict Ascott from having full flexibility to leverage on the capital base, resources and opportunities of CapitaLand, to capitalise on the continuing growth in this market. For instance, CapitaLand has been incorporating serviced residences into its residential and mixed development projects and has provided opportunities for Ascott to be part of such development projects. However, these opportunities would be categorised as interested person transactions between CapitaLand and Ascott which invariably would lengthen the time to completion and incur additional cost and management time in fulfilling the compliance processes.

Currently, Ascott has yet to build up the full complement of in-house real estate product development and project management capabilities, which CapitaLand already possesses. In the meantime, it has to outsource greenfield developments to partners and third parties. Its private equity fund origination and fund raising capabilities are also limited. Privatising Ascott will allow it to easily tap on CapitaLand's more established real estate development and financial services capabilities.

Replicate CapitaLand's successful business model

CapitaLand has created significant value for its shareholders along the entire real estate value chain and by building a capital efficient business model for its unlisted strategic business units. This transformation has enabled CapitaLand to establish itself as one of the most international real estate companies, and a leading REIT and real estate fund manager in Asia. While Ascott has also embarked on the same business model for its growth, such as through the launch of Ascott Residence Trust and a private equity fund (Ascott Serviced Residence (China) Fund), this approach can be accelerated and enhanced even further if Ascott is privatised given CapitaLand's extensive track record and experience in this aspect.

Maximise CapitaLand's competitive advantage

CapitaLand will be able to fully integrate Ascott's business and operations into the CapitaLand Group. This will enable CapitaLand to deploy capital and human resources seamlessly within the CapitaLand Group to maximise its competitive advantage of having a fully integrated real estate and financial services value chain across all property sectors. This is key in better enabling Ascott and CapitaLand's various strategic business units to bring their combined resources and expertise to exploit the business opportunities in the global real estate landscape.

CapitaLand will also have more flexibility in managing and deploying its mix of residential developments for sale, for corporate leasing and for serviced residences to match demand in different markets and to respond to changes in market dynamics.

Increase cost savings

As a listed entity, Ascott has to incur listing, compliance and other related costs associated with continuing listing requirements under the listing rules. If privatised, cost efficiency would result from greater sharing of services and resources with CapitaLand's other unlisted strategic business units. Similarly, CapitaLand and Ascott will be able to fully integrate their fund and REIT management businesses to increase operational benefits and cost savings.

7. FINANCIAL EFFECTS OF THE OFFER ON THE CAPITALAND GROUP

For illustration purposes only, a summary of the proforma financial effects of the Offer on the CapitaLand Group is set out below.

The proforma financial effects of the Offer on the earnings per share ("**EPS**") and net tangible assets ("**NTA**") per share of the CapitaLand Group for the financial year ended 31 December 2006 ("**FY2006**") have been prepared using:

(a) the audited consolidated financial statements of the CapitaLand Group for FY2006; and

(b) the audited consolidated financial statements of the Ascott Group for FY2006,

and are based on the following assumptions:

(i) the Offer had been completed on 1 January 2006 for the purpose of computing the financial effects on the EPS of the CapitaLand Group; and

(ii) the Offer had been completed on 31 December 2006 for the purpose of computing the financial effects on the NTA per share of the CapitaLand Group.

The proforma financial effects may not, because of its nature, be indicative of what the EPS of the CapitaLand Group for FY2006 would have been had the Offer been completed as of 1 January 2006, and what the NTA per share of the CapitaLand Group as at 31 December 2006 would have been had the Offer been completed as of 31 December 2006.

EPS

FY2006	Before the Offer	After the Offer [1]
Net profit attributable to equity holders of CapitaLand (S$'000)	1,017,985	1,002,285
Total basic earnings per share of CapitaLand (cents)	36.8	36.2
Total fully diluted earnings per share of CapitaLand (cents)	36.2	35.5
Weighted average number of ordinary shares used in calculation of basic earnings per share of CapitaLand ('000)	2,769,447	2,769,447
Weighted average number of ordinary shares used in calculation of diluted earnings per share of CapitaLand ('000)	2,819,428	2,819,428

NTA per Share

As at 31 December 2006	Before the Offer	After the Offer [1]
NTA of CapitaLand (S$'000) [2]	7,361,389	6,775,581
NTA per share of CapitaLand (S$)	2.65	2.44
Number of issued CapitaLand's shares ('000)	2,779,346	2,779,346

Notes:

(1) Assuming (i) all outstanding Ascott Options are exercised and all outstanding Ascott Awards are released prior to the close of the Offer, (ii) no new Ascott Options and no new Ascott Awards are granted prior to the close of the Offer and (iii) full acceptances of the Offer.

(2) For the purpose hereof, the NTA of CapitaLand is derived by subtracting intangible assets from equity attributable to equity holders of CapitaLand.

8. INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

As at 4 January 2008, the interests of the Directors of the Company in Ascott Shares are as follows:

	Direct interest in Ascott Shares		Deemed interest in Ascott Shares	
	No. of Ascott Shares	%	No. of Ascott Shares	%
Name				
Dr Hu Tsu Tau	-	-	-	-
Mr Hsuan Owyang	-	-	-	-
Mr Liew Mun Leong	-	-	452,500[2]	0.028
Mr Lim Chin Beng	925,000[1]	0.058	-	-
Mr Jackson Peter Tai	-	-	-	-
Mr Peter Seah Lim Huat	74,000	0.005	-	-
Mr Richard Edward Hale	830,000	0.052	-	-
Professor Robert Henry Edelstein	-	-	-	-
Dr Victor Fung Kwok King	-	-	-	-
Mr James Koh Cher Siang	-	-	-	-
Mrs Arfat Pannir Selvam	-	-	-	-
Professor Kenneth Stuart Courtis	-	-	-	-
	1,829,000	0.114	452,500	0.028

Notes:

(1) 800,000 Ascott Shares are registered in the name of DBS Nominees (Private) Limited.

(2) Mr Liew Mun Leong is deemed to be interested in the Ascott Shares held by his spouse.

As at 4 January 2008, the following Directors of the Company hold Ascott Options, details of which are as follows:

Name	No. of Ascott Options*
Mr Liew Mun Leong	517,500
Mr Lim Chin Beng	75,000
Mr Richard Edward Hale	80,000
	672,500

**Each Ascott Option is exercisable into one new Ascott Share.*

As at 4 January 2008, the following Directors of the Company have been granted Ascott Awards, details of which are as follows:

Name	No. of Ascott Shares comprised in the Ascott Awards granted	
	Ascott Performance Share Plan(1)	Ascott Restricted Share Plan(2)
Mr Liew Mun Leong	-	up to 36,990(3)
Mr Lim Chin Beng	-	up to 30,825(3)
Mr Richard Edward Hale	-	up to 30,825(3)
	-	up to 98,640(3)

Notes:

(1) As at 4 January 2008, there are outstanding Ascott Awards in respect of up to 14,145,726 Ascott Shares granted under the Ascott Performance Share Plan.

(2) As at 4 January 2008, there are outstanding Ascott Awards in respect of up to 3,406,488 Ascott Shares granted under the Ascott Restricted Share Plan.

(3) The final number of Ascott Shares given over the vesting period of two years will depend on the achievement of the performance conditions at the end of the one-year performance period. If the performance conditions are not met at the end of the performance period, recipients will not be given any Ascott Shares. On the other hand, if superior targets are met, more Ascott Shares than the original Ascott Award could be delivered up to a maximum of 150% of the original Ascott Award.

Mr Lim Chin Beng, Mr Liew Mun Leong and Mr Richard Edward Hale, who are Directors of the Company, are also directors of Ascott.

CapitaLand is an associated company of Temasek Holdings (Private) Limited ("**Temasek**"). Accordingly, Temasek is deemed through its interest in CapitaLand to have an interest in the 1,067,846,016 Ascott Shares in which CapitaLand is interested by virtue of Section 7 of the Companies Act, Chapter 50 of Singapore.

Save as disclosed in above, none of the Directors of the Company nor (so far as the Directors of the Company are aware) the controlling shareholder of the Company has, any interest, direct or indirect, in the Offer.

By Order of the Board

Low Sai Choy
Company Secretary
8 January 2008

CapitaLand

8 January 2008

NEWS RELEASE

Somerset Capital launches unconditional cash offer to privatise The Ascott Group Limited

S$1.73 per share represents 43% premium over last traded price

Singapore, 8 January 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand"), today announced its intention to launch a voluntary unconditional cash offer for the remaining shares in The Ascott Group Limited ("Ascott") that it, Somerset Land Pte Ltd and Areca Investment Pte Ltd do not already own (the "Offer"). Somerset Capital, Somerset Land and Areca Investment (all of which are wholly-owned subsidiaries of CapitaLand) currently have an aggregate shareholding in Ascott of approximately 66.53%.

The offer price is S$1.73 in cash for each Ascott share, valuing Ascott at about S$2.8 billion. As stated in the Offer Announcement made by DBS Bank for and on behalf of Somerset Capital today, the Offer presents an opportunity for the Ascott shareholders to realise their investment in the Ascott shares at a premium of 43.0% to the last traded price and 41.8% to the 1-month volume-weighted average price of the Ascott shares. As stated in the Offer Announcement, based on publicly available information, the average premium of offer prices over the last transacted prices of the offerees' shares (prior to the offer announcement dates) was 28.5% in four successful privatisations in Singapore in 2007. The Offer is proposed to be funded by way of bank borrowings obtained specifically for the Offer, with the balance funded by internal resources of CapitaLand and its subsidiaries (the "CapitaLand Group").

The aim of the Offer is to privatise Ascott to achieve key objectives including:

Strengthen Ascott's leadership position in the market

Competition in the growing global serviced residence market is intensifying. Ascott needs to strengthen its leadership position internationally and accelerate its growth in key markets. As a listed entity, Ascott has to comply with listing and compliance requirements, and this may restrict Ascott from having full flexibility to leverage on the capital base, resources and opportunities of CapitaLand. CapitaLand has been incorporating serviced residences into its residential and mixed development projects and has provided opportunities for Ascott to be part of such development projects. However, these opportunities would be categorised as interested person transactions and would lengthen the time to completion.

Maximise CapitaLand's competitive advantage

CapitaLand will be able to fully integrate Ascott's business and operations into the CapitaLand Group. This will enable CapitaLand to deploy capital and human resources seamlessly within the CapitaLand Group to maximise its competitive advantage of having a fully integrated real estate and financial services value chain across all property sectors. CapitaLand will also have more flexibility in managing and deploying its mix of residential developments for sale, for corporate leasing and for serviced residences to match demand in different markets and to respond to changes in market dynamics.

Increase cost savings

As a listed entity, Ascott has to incur listing, compliance and other related costs associated with continuing listing requirements under the listing rules. If privatised, cost efficiency would result from greater sharing of services and resources with CapitaLand's other unlisted strategic business units. Similarly, CapitaLand and Ascott will be able to fully integrate their fund and REIT management businesses to increase operational benefits and cost savings.

Liew Mun Leong, President and CEO of CapitaLand, said, "CapitaLand has created significant value for its shareholders along the entire real estate value chain and by building a capital efficient business model. This transformation has made CapitaLand one of the most international real estate companies, and a leading REIT and real estate fund manager in Asia. Ascott has also embarked on the same business model for its growth. This approach can be accelerated further if Ascott is privatised."

He added, "Privatising Ascott will also enable CapitaLand to deploy capital and human resources seamlessly within the CapitaLand Group. This is to better enable CapitaLand and its various strategic business units to combine their resources and expertise to exploit the business opportunities in the global real estate landscape."

This news release should be read in conjunction with the full text of the offer announcement dated 8 January 2008 released by DBS Bank and the announcement dated 8 January 2008 released by CapitaLand. Shareholders and holders of options in Ascott are advised to read all the documents relating to the offer that are filed with the SGX-ST when they become available because they will contain important information. Copies of documents may be obtained, when available, from the SGX-ST website (www.sgx.com).

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 8 January 2008

For more information, please contact during office hours:

DBS Bank Ltd
Mergers & Acquisitions Advisory   Tel: (65) 6878-8995

Lawrence Ng   Chan Yow Phong
Senior Vice President   Vice President

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197900881N)
("Ascott" or the "Company")

Voluntary Unconditional Cash Offer for The Ascott Group Limited

The Board of Directors of the Company wishes to inform shareholders of the Company ("**Shareholders**") that DBS Bank Ltd ("**DBS**"), for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, had on 8 January 2008 announced that it intends to make a voluntary unconditional cash offer (the "**Offer**") to acquire all the issued ordinary shares in the capital of the Company, other than those held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer (the "**Offer Announcement**").

Terms of the Offer

The principal terms of the Offer are as follows:

(1) the Offer will be made at a price of **S$1.73 in cash** for each share in the Company ("**Share**") not already held as at the date of the Offer by the Offeror, SLPL and AIPL (an "**Offer Share**");

(2) the Offer will be extended to all new Shares unconditionally issued or to be issued pursuant to (i) the valid exercise (if any) prior to the close of the Offer of any share options to subscribe for new Shares (the "**Options**") granted under the Ascott Share Option Plan and (ii) any contingent awards of Shares granted under the Ascott Performance Share Plan and the Ascott Restricted Share Plan, which are vested and released prior to the close of the Offer. For the purposes of the Offer, the expression "Offer Shares" shall include such new Shares;

(3) the Offer Shares are to be acquired fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at the date of the Offer Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of the Offer Announcement (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007);

(4) the Offer will be extended, on the same terms and conditions, to all the issued Shares owned, controlled or agreed to be acquired by parties acting or presumed to be acting in concert with the Offeror in connection with the Offer (other than SLPL and AIPL); and

(5) **the Offer will be unconditional in all respects.**

The Offeror will also be making an options proposal to the holders of outstanding Options, the brief terms of which are set out in the Offer Announcement.

As at 4 January 2008, the Offeror, SLPL and AIPL own an aggregate of 1,067,846,016 Shares, representing approximately 66.53% of the total number issued Shares.

Shareholders should note that it is not the intention of the Offeror to preserve the listing status of Ascott. If the Offeror is entitled to do so, it intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

Further details on the terms and conditions of the Offer are set out in the Offer Announcement dated 8 January 2008, a copy of which is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com and attached to this announcement. Shareholders are advised to read the full text of the Offer Announcement.

Independent Financial Adviser

The Board of Directors of the Company will be appointing an independent financial adviser in connection with the Offer. A circular containing the advice of the independent financial adviser and the recommendation of the directors of the Company who are considered to be independent of the Offer ("**Independent Advice**") will be sent to Shareholders within 14 days from the date of despatch of the offer document to be issued by or on behalf of the Offeror ("**Offer Document**"). Shareholders should note that the unaudited consolidated financial statements of the Company for the financial year ended 31 December 2007 are expected to be announced by the Company on or about 25 January 2008 via SGXNET (the "**Ascott Full Year Results Announcement**"). The Offeror expects to despatch the Offer Document after the release of the Ascott Full Year Results Announcement. **In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests, to take note of the Ascott Full Year Results Announcement and consider the Independent Advice, and exercise caution when dealing in the Shares.**

Directors' Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement.

Where information has been extracted from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources.

The Directors jointly and severally accept full responsibility accordingly.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries

8 January 2008

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD
(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD
(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED
(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED
(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

1. INTRODUCTION

1.1 **The Offer.** DBS Bank Ltd ("**DBS Bank**") wishes to announce, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**" or "**SCPL**"), that the Offeror intends to make a voluntary unconditional cash offer (the "**Offer**") for all the issued ordinary shares (the "**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer. The Offeror, SLPL and AIPL are wholly-owned subsidiaries of CapitaLand Limited ("**CapitaLand**"), a Singapore-incorporated company listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Further information on the Offeror and CapitaLand is set out in paragraph 4 below.

1.2 **Aggregate Holding.** As at 4 January 2008, the Offeror, SLPL and AIPL own an aggregate of 1,067,846,016 Shares, representing approximately 66.53% of the total number of issued Shares[1].

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[1] Unless otherwise stated, references in this Announcement to the total number of issued Shares are based on 1,605,153,717 Shares in issue as at 4 January 2008.

1.3 **Ascott Full Year Results.** The unaudited consolidated financial statements of Ascott for the financial year ended 31 December 2007 are expected to be announced by Ascott on or about 25 January 2008 via SGXNET (the "**Ascott Full Year Results Announcement**"). The formal document containing the terms and conditions of the Offer (the "**Offer Document**") is expected to be despatched after the release of the Ascott Full Year Results Announcement. The views of the independent directors of Ascott and the independent financial adviser to such independent directors, on the Offer (the "**Offeree Advice**") will be made available by Ascott to shareholders of Ascott (the "**Shareholders**") within 14 days of the despatch of the Offer Document. Shareholders may wish to take note of the Ascott Full Year Results Announcement and consider the Offeree Advice, and are therefore advised to exercise caution when dealing in the Shares in the meantime.

1.4 **No Chain Offer for Ascott Residence Trust.** CapitaLand, through its subsidiaries (which include Ascott) has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust, a real estate investment trust ("**REIT**") listed on the SGX-ST. It should be noted that the Offeror is not required under The Singapore Code on Take-overs and Mergers (the "**Code**") to make a chain offer for Ascott Residence Trust and, accordingly, no offer will be made by the Offeror for Ascott Residence Trust as a consequence of the Offer.

2. THE OFFER

2.1 **Offer Terms.** The Offeror intends to make the Offer for all the issued Shares, other than Shares already held as at the date of the Offer by the Offeror, SLPL and AIPL (the "**Offer Shares**"), in accordance with Rule 15 of the Code and subject to and upon the following principal terms and conditions:

(a) The Offer will be made on the following basis:

For each Offer Share: S$1.73 in cash (the "Offer Price")

(b) The Offer will be extended to all new Shares unconditionally issued or to be issued pursuant to (i) the valid exercise (if any) prior to the close of the Offer of any share options to subscribe for new Shares (the "**Options**") granted under the Ascott Share Option Plan and (ii) any contingent awards of Shares (the "**Awards**") granted under the Ascott Performance Share Plan and the Ascott Restricted Share Plan, which are vested and released prior to the close of the Offer. For the purposes of the Offer, the expression "**Offer Shares**" shall include such new Shares.

(c) The Offer Shares are to be acquired fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007).

(d) The Offer will be extended, on the same terms and conditions, to all the issued Shares owned, controlled or agreed to be acquired by parties acting or presumed to be acting in concert with the Offeror in connection with the Offer (other than SLPL and AIPL).

2.2 **Unconditional Offer. The Offer will be unconditional in all respects.**

2.3 **Options.** As at 4 January 2008, there are 17,116,500 outstanding Options to subscribe for 17,116,500 new Shares granted under the Ascott Share Option Plan. Under the rules of the Ascott Share Option Plan, the Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer). The Offeror will instead make a proposal to the holders of the outstanding Options (the "**Options Proposal**") to pay holders of Options, subject to the relevant Options continuing to be exercisable into new Shares, a cash amount (determined as provided below) (the "**Option Price**") in consideration of such holders agreeing:

(a) not to exercise all or any of such Options into new Shares; and

(b) not to exercise all or any of their rights as holders of such Options,

in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Options. Such holders will also be required to surrender the Options for cancellation.

The Option Price is computed on a "see-through basis". In other words, the Option Price for an Option will be the amount (if positive) of the Offer Price less the exercise price of that Option. If the exercise price of an Option is equal to or more than the Offer Price, the Option Price for that Option will be the nominal amount of S$0.001.

Details of the Options Proposal will be despatched to the holders of the Options no later than the date of despatch of the Offer Document.

3. VALUE COMPARISONS

The Offer Price of S$1.73 for each Offer Share:

(a) represents a premium of approximately 43.0% over S$1.21, being the last transacted price ("**LTP**") of the Shares on the SGX-ST prior to the date of this Announcement;

(b) represents a premium of approximately 41.8% over S$1.22, being the volume weighted average price ("**VWAP**") of the Shares on the SGX-ST over the one-month period prior to the date of this Announcement;

(c) represents a premium of approximately 20.1% over S$1.44, being the VWAP of the Shares on the SGX-ST over the three-month period prior the date of this Announcement; and

(d) represents a premium of approximately 145.0% to the unaudited net asset value per Share of S$0.706 as at 30 September 2007.

4. INFORMATION ON THE OFFEROR AND CAPITALAND

4.1 **The Offeror.** The Offeror is a company incorporated in Singapore on 16 June 1999 and is a direct wholly-owned subsidiary of CapitaLand. Its principal activities are those of an investment holding company. As at 4 January 2008, the Offeror has an issued share capital of S$143,000,000 comprising 143,000,000 ordinary shares, all of which are held by CapitaLand.

The directors of the Offeror are Mr Olivier Lim Tse Ghow, Mr Lai Choon Hung and Ms Gan Chui Chui.

4.2 **CapitaLand.** CapitaLand is a company incorporated in Singapore on 5 January 1989, and is listed on the Main Board of the SGX-ST. As at 4 January 2008, CapitaLand has an issued share capital of S$4,350,534,207.22 comprising 2,806,298,993 ordinary shares and a market capitalisation exceeding S$17.5 billion.

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, CapitaLand is a multi-national company with core businesses in real estate, hospitality and real estate financial services which are focused in gateway cities in Asia Pacific, Europe and the Middle East.

CapitaLand's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Ascott, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust. CapitaLand, through its subsidiaries (which include Ascott), has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust.

5. INFORMATION ON ASCOTT

Ascott was incorporated in Singapore on 29 March 1979, and is listed on the Main Board of the SGX-ST. Based on publicly available information, the principal activities of Ascott and its subsidiaries (the "**Ascott Group**") are in investment holding and the management of serviced residences. The Ascott Group is headquartered in Singapore and is the serviced residence arm of CapitaLand.

The Ascott Group is the largest international serviced residence owner-operator with close to 14,800 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 5,400 units which are under development, making a total of over 20,200 units.

The Ascott Group operates 3 brands, Ascott, Somerset and Citadines. Its portfolio spans 54 cities in 23 countries, 12 of which are cities where Ascott's serviced residences are being newly developed.

The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence REIT, Ascott Residence Trust, in 2006. As at 4 January 2008, the Ascott Group has an approximately 27.86% interest in Ascott Residence Trust.

Today, the Ascott Group has a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

As at 4 January 2008, Ascott has an issued share capital of S$268,464,469.84 comprising 1,605,153,717 issued Shares.

Mr Lim Chin Beng, Mr Liew Mun Leong and Mr Richard Edward Hale, who are directors of CapitaLand, are also directors of Ascott. Mr Olivier Lim Tse Ghow, who is a director of the Offeror, is also an alternate director of Ascott.

6. RATIONALE FOR THE OFFER

The Offer is being made to privatise Ascott.

The Offer presents an opportunity for the Shareholders to realise their investment in the Shares at a premium of 43.0% to the LTP and 41.8% to the 1-month VWAP of the Shares on the SGX-ST prior to the date of this Announcement. Based on publicly available information, the average premium of offer prices over the LTP of the offerees' shares (prior to the offer announcement dates) was 28.5% in four successful privatisations in Singapore in 2007[2].

The Offer also allows CapitaLand to achieve the following key objectives:

Strengthen Ascott's leadership position in the market

Competition in the growing global serviced residence market is intensifying. Ascott needs to strengthen its leadership position internationally and accelerate its growth in key markets. However, as a listed entity, Ascott has to comply with listing and compliance requirements, and this may restrict Ascott from having full flexibility to leverage on the capital base, resources and opportunities of CapitaLand, to capitalise on the continuing growth in this market. For instance, CapitaLand has been incorporating serviced residences into its residential and mixed development projects and has provided opportunities for Ascott to be part of such development projects. However, these opportunities would be categorised as interested person transactions between CapitaLand and Ascott which invariably would lengthen the time to completion and incur additional cost and management time in fulfilling the compliance processes.

Currently, Ascott has yet to build up the full complement of in-house real estate product development and project management capabilities, which CapitaLand already possesses. In the meantime, it has to outsource greenfield developments to partners and third parties. Its private equity fund origination and fund raising capabilities are also limited. Privatising Ascott will allow it to easily tap on CapitaLand's more established real estate development and financial services capabilities.

Replicate CapitaLand's successful business model

CapitaLand has created significant value for its shareholders along the entire real estate value chain and by building a capital efficient business model for its unlisted strategic business units. This transformation has enabled CapitaLand to establish itself as one of the most international real estate companies, and a leading REIT and real estate fund manager in Asia. While Ascott has also embarked on the same business model for its growth, such as through the launch of Ascott Residence Trust and a private equity fund (Ascott Serviced Residence (China) Fund), this approach can be accelerated and enhanced even further if Ascott is privatised given CapitaLand's extensive track record and experience in this aspect.

Maximise CapitaLand's competitive advantage

CapitaLand will be able to fully integrate Ascott's business and operations into the CapitaLand group. This will enable CapitaLand to deploy capital and human resources seamlessly within the CapitaLand group to maximise its competitive advantage of having a fully integrated real estate and financial services value chain across all property sectors. This is key in better enabling Ascott and CapitaLand's various strategic business units to bring their combined resources and expertise to exploit the business opportunities in the global real estate landscape.

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[2] These refer to the privatisations by way of voluntary offers for four companies listed on the SGX-ST, which were announced and successfully completed in 2007.

CapitaLand will also have more flexibility in managing and deploying its mix of residential developments for sale, for corporate leasing and for serviced residences to match demand in different markets and to respond to changes in market dynamics.

Increase cost savings

As a listed entity, Ascott has to incur listing, compliance and other related costs associated with continuing listing requirements under the listing rules. If privatised, cost efficiency would result from greater sharing of services and resources with CapitaLand's other unlisted strategic business units. Similarly, CapitaLand and Ascott will be able to fully integrate their fund and REIT management businesses to increase operational benefits and cost savings.

7. COMPULSORY ACQUISITION AND DELISTING

It is not the intention of the Offeror to preserve the listing status of Ascott. If the Offeror is entitled to do so, it intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

Pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), if the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees as at the date of the Offer), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. In such event, the Offeror intends to exercise any rights of compulsory acquisition the Offeror may have in connection with the Offer. Subsequent to such compulsory acquisition, Ascott will be delisted from the Main Board of the SGX-ST.

Shareholders who have not accepted the Offer have the right under and subject to Section 215(3) of the Companies Act, to require the Offeror to acquire their Shares in the event that the Offeror or its nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations or their respective nominees, comprise 90% or more of the total number of issued Shares. Shareholders who have not accepted the Offer and who wish to exercise such right are advised to seek their own independent legal advice.

Pursuant to Rule 1105 of the Listing Manual of the SGX-ST (the "**Listing Manual**"), upon an announcement by the Offeror that acceptances have been received pursuant to the Offer that bring the holdings owned by the Offeror and its concert parties to above 90% of the total number of issued Shares excluding treasury shares, the SGX-ST may suspend the listing of the Shares on the SGX-ST until such time it is satisfied that at least 10% of the total number of issued Shares excluding treasury shares are held by at least 500 Shareholders who are members of the public. Rule 1303(1) of the Listing Manual provides that if the Offeror succeeds in garnering acceptances exceeding 90% of the total number of issued Shares excluding treasury shares, thus causing the percentage of the total number of issued Shares excluding treasury shares held in public hands to fall below 10%, the SGX-ST will suspend trading of the Shares only at the close of the Offer.

In addition, under Rule 724 of the Listing Manual, if the percentage of the total number of issued Shares excluding treasury shares held in public hands falls below 10%, Ascott must, as soon as practicable, announce that fact and the SGX-ST may suspend the trading of all the Shares. Rule 725 of the Listing Manual states that the SGX-ST may allow Ascott a period of three months, or such longer period as the SGX-ST may agree, to raise the percentage of Shares in public hands to at least 10%, failing which Ascott may be delisted from the SGX-ST.

In the event that the trading of Shares on the SGX-ST is suspended pursuant to Rule 724 or Rule 1105 of the Listing Manual, the Offeror has no intention to undertake or support any action for any such listing suspension by the SGX-ST to be lifted. The Offeror is not required under the Listing Manual to offer an exit alternative to the Shareholders upon the occurrence of any such trading suspension.

8. DISCLOSURES OF HOLDINGS AND DEALINGS

8.1 Holdings and Dealings.

(a) Relevant Persons. Appendix 1 of this Announcement sets out:

(i) the number of Shares, Options and Awards (collectively the "**Securities**") owned, controlled or agreed to be acquired by (1) the Offeror and its directors, (2) CapitaLand and its directors, (3) the wholly-owned subsidiaries of CapitaLand and (4) DBS Bank as financial adviser, DBS Group Holdings Ltd ("**DBSH**") (the parent company of DBS Bank) and their respective wholly-owned subsidiaries (collectively, the "**Relevant Persons**") as at 4 January 2008; and

(ii) the dealings in the Securities by the Relevant Persons from 8 October 2007 (being three months immediately preceding the date of this Announcement) to the date of this Announcement (the "**Reference Period**").

(b) No Other Holdings and Dealings. Save as disclosed in this Announcement, based on the latest information available to the Offeror, none of the Relevant Persons (i) owns, controls or has agreed to acquire any Securities or other securities which carry voting rights in Ascott or are convertible into Shares or securities which carry voting rights in Ascott, or rights to subscribe for, or options in respect of, Shares or such securities as at the date of this Announcement, (ii) has dealt for value in any Securities during the Reference Period or (iii) has received any irrevocable undertaking from any party to accept or reject the Offer.

8.2 **Further Enquiries.** In the interests of confidentiality, enquiries have not been made in respect of companies not wholly-owned by CapitaLand and certain other parties who are or may be presumed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in due course and in the Offer Document.

9. CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptances of the Offer.

10. OFFER DOCUMENT

The Offer Document containing the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance, will be despatched to Shareholders not earlier than 14 days and not later than 21 days from the date of this Announcement. Shareholders are advised to exercise caution when dealing in the Shares.

11. OVERSEAS SHAREHOLDERS

11.1 **Overseas Shareholders.** The Offer will be made pursuant to the Offer Document and the form(s) of acceptance accompanying the Offer Document. The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the register of members of Ascott or in the records of The Central Depository (Pte) Limited (as the case may be) (an "**Overseas Shareholder**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas Shareholders will be set out in the Offer Document.

11.2 **Copies of Offer Document.** Where there are potential restrictions on sending the Offer Document and the appropriate form(s) of acceptance to any overseas jurisdiction, the Offeror and DBS Bank each reserves the right not to send the Offer Document and the appropriate form(s) of acceptance to such overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain a copy of the Offer Document and the appropriate form(s) of acceptance from the office of Ascott's share registrar, Boardroom Corporate & Advisory Services Pte. Ltd. at 3 Church Street #08-01, Samsung Hub, Singapore 049483. Alternatively, an Overseas Shareholder may write in to Ascott's share registrar at the above-stated address to request for the Offer Document and the appropriate form(s) of acceptance to be sent to an address in Singapore by ordinary post at his own risk.

12. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to the Ascott Group), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
8 January 2008

For more information, please contact during office hours:

DBS Bank Ltd

Mergers & Acquisitions Advisory	Tel: (65) 6878-8995
Lawrence Ng	Chan Yow Phong
Senior Vice President	Vice President

82 - 4507

APPENDIX 1

Details of Holdings and Dealings

1. Holdings in Securities as at 4 January 2008

1.1 The Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries

The holdings of the Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries in Shares are set out below:

Name	No. of Shares*	%
SCPL	648,478,729	40.400
SLPL	273,224,256	17.022
AIPL	146,143,031	9.105
	1,067,846,016	66.527

** Direct shareholdings.*

1.2 Directors of the Offeror

The interests of the Offeror's directors in Shares are set out below:

	Direct interest in Shares		Deemed interest in Shares	
	No. of Shares	%	No. of Shares	%
Name				
Mr Olivier Lim Tse Ghow	27,500	0.0020	-	-
Mr Lai Choon Hung	10,000	0.0006	-	-
Ms Gan Chui Chui	6,500	0.0004	-	-
	44,000	0.0030	-	-

The holdings of the Offeror's directors in the Options are set out below:

Name	No. of Options*
Mr Olivier Lim Tse Ghow	32,500
Mr Lai Choon Hung	35,000
Ms Gan Chui Chui	8,500
	76,000

**Each Option is exercisable into one new Share.*

None of the directors of the Offeror has been granted Awards.

1.3 Directors of CapitaLand

The interests of CapitaLand's directors in Shares are set out below:

Name	Direct interest in Shares No. of Shares	Direct interest in Shares %	Deemed interest in Shares No. of Shares	Deemed interest in Shares %
Dr Hu Tsu Tau	-	-	-	-
Mr Hsuan Owyang	-	-	-	-
Mr Liew Mun Leong	-	-	452,500[(2)]	0.028
Mr Lim Chin Beng	925,000[(1)]	0.058	-	-
Mr Jackson Peter Tai	-	-	-	-
Mr Peter Seah Lim Huat	74,000	0.005	-	-
Mr Richard Edward Hale	830,000	0.052	-	-
Professor Robert Henry Edelstein	-	-	-	-
Dr Victor Fung Kwok King	-	-	-	-
Mr James Koh Cher Siang	-	-	-	-
Mrs Arfat Pannir Selvam	-	-	-	-
Professor Kenneth Stuart Courtis	-	-	-	-
	1,829,000	0.114	452,500	0.028

Notes:

(1) 800,000 Shares are registered in the name of DBS Nominees (Private) Limited.
(2) Mr Liew Mun Leong is deemed to be interested in the Shares held by his spouse.

The holdings of CapitaLand's directors in the Options are set out below:

Name	No. of Options*
Mr Liew Mun Leong	517,500
Mr Lim Chin Beng	75,000
Mr Richard Edward Hale	80,000
	672,500

**Each Option is exercisable into one new Share.*

The following directors of CapitaLand have been granted Awards, details of which are as follows:

Name	No. of Shares comprised in the Awards granted: Ascott Performance Share Plan[(1)]	No. of Shares comprised in the Awards granted: Ascott Restricted Share Plan[(2)]
Mr Liew Mun Leong	-	up to 36,990[(3)]
Mr Lim Chin Beng	-	up to 30,825[(3)]
Mr Richard Edward Hale	-	up to 30,825[(3)]
	-	up to 98,640[(3)]

Notes:

(1) As at 4 January 2008, there are outstanding Awards in respect of up to 14,145,726 Shares granted under the Ascott Performance Share Plan.

(2) As at 4 January 2008, there are outstanding Awards in respect of up to 3,406,488 Shares granted under the Ascott Restricted Share Plan.

(3) The final number of Shares given over the vesting period of two years will depend on the achievement of the performance conditions at the end of the one-year performance period. If the performance conditions are not met at the end of the performance period, recipients will not be given any Shares. On the other hand, if superior targets are met, more Shares than the original Award could be delivered up to a maximum of 150% of the original Award.

1.4 DBS Bank, DBSH and their respective wholly-owned subsidiaries

DBS Bank, DBSH and their respective wholly-owned subsidiaries do not hold any Securities.

2. Dealings in Securities during the Reference Period

2.1 The Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries

There were no dealings in Securities by the Offeror, CapitaLand and CapitaLand's other wholly-owned subsidiaries during the Reference Period.

2.2 Directors of the Offeror

There were no dealings in Securities by the Offeror's directors during the Reference Period.

2.3 Directors of CapitaLand

The details of the dealings in Securities by CapitaLand's directors during the Reference Period are set out below:

Name	Date of Transaction	No. of Shares Acquired pursuant to Exercise of Options	Exercise Price Paid per Share (S$)
Mr Lim Chin Beng	23 October 2007	125,000	50,000 Shares at S$0.3010 75,000 Shares at S$0.6310

2.4 DBS Bank, DBSH and their respective wholly-owned subsidiaries

During the Reference Period, DBS Asset Management Ltd, a wholly-owned subsidiary of DBS Bank, undertook one purchase transaction on behalf of discretionary investment clients involving an aggregate of 25,000 Shares at S$1.60 per Share and four sale transactions on behalf of discretionary investment clients involving an aggregate of 204,000 Shares at between S$1.45 to S$1.53 per Share. Such dealings in Shares by DBS Asset Management Ltd occurred before the date of this Announcement and were not carried out in connection with the Offer.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	08-Jan-2008 22:15:12
Announcement No.	00152

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

Clarification to OCBC Investment Research Report titled "Market Pulse"

Description

We wish to comment on the report titled "Market Pulse" published by OCBC Investment Research today which was reported by several media.

The report stated the following:

(A) "The key question is why takeover offer for TAG. We postulate a few possibilities. One can be seen in the last results of the two groups. We estimate that CapLand's profit (excluding exceptional items) at about S$34m and we further estimate that TAG's contribution was about S$23m, so TAG is an important contributor to CapLand's organic earnings. TAG's rise in importance to earnings is partly due to the massive divestment program that CapLand has undertaken over the past 7 years."

(B) "Another possibility is that it enables CapLand to use TAG as a vehicle to park all its residential assets (including recent en-bloc land bank and residential assets in China). TAG would then eventually divest its development to Ascott Residence Trust (ART) not dissimilar to the recent Wilkie Edge transaction between CapLand, TAG and ART."

On (A), we wish to point out that for the 9 months to September 2007, CapitaLand recorded a PATMI of S$2.1bn. Stripping away unrealised fair value gains of S$650.6m (resulting from FRS40 accounting treatment), PATMI would have been S$1.4bn. The Ascott Group (TAG)'s PATMI contribution of S$88m to CapitaLand's PATMI for the 9 months to September 2007 represented approximately 6% of CapitaLand's total PATMI for the same period. If all exceptional gains were excluded (i.e. fair value gains and portfolio gains), TAG's PATMI contribution to CapitaLand's PATMI would be about 3% for the 9 months period to September 2007. CapitaLand's PATMI for the 3 months to September 2007 as reported to the SGX was S$563.9m. The $34m as stated in the report is therefore not representative of CapitaLand's profit for the 3 months to September 2007. The S$23m stated in the report as TAG's contribution was also not computed on the same basis as the S$34m stated for CapitaLand.

On point (B), there is an error in the reference to the recent Wilkie Edge transaction. CapitaLand sold Wilkie Edge's serviced residences component to The Ascott Group with the approval of the latter's shareholders. The serviced residences development is now solely owned by TAG. ART was not a party to the transaction.

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CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR REDEEMABLE PREFERENCE SHARES IN THE SHARE CAPITAL OF CAPITALAND AIF LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Financial Investments Pte Ltd ("CFIPL"), has committed to subscribe for 8 ordinary shares of US$1 each ("OS") at par and 80,000 redeemable preference shares of US$0.01 each ("RPS") at a subscription price of US$1,000 each in the share capital of CapitaLand AIF Limited ("CAL"). This commitment represents approximately 44% of the total commitments received from all the shareholders of CAL which is an indirect associated company of CapitaLand. So far, CFIPL has subscribed for and been allotted a total of 8 OS and 25,960 RPS in CAL.

CapitaLand also wishes to announce that CFIPL has further subscribed for and been allotted an additional 14,000 RPS in CAL for an aggregate subscription price of US$14 million (approximately S$20 million) (the "Subscription"). Following the Subscription, CapitaLand's interest in CAL remains unchanged at approximately 44% (comprising 8 OS and 39,960 RPS). CAL's other 3 existing shareholders, parties unrelated to CapitaLand, have also subscribed for and been allotted additional 17,500 RPS such that their respective interests in CAL are maintained.

The Subscription is not expected to have any material impact on the net tangible assets and earnings per share of CapitaLand Group for the financial year ended 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Subscription.

By Order of the Board

Low Sai Choy
Company Secretary
9 January 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY
凯科置业（上海）有限公司
CAIKE PROPERTY (SHANGHAI) CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	凯科置业（上海）有限公司 Caike Property (Shanghai) Co., Ltd.
Principal Activity	:	Property Management, Leasing and Consultancy
Registered Capital	:	USD50 million (approximately S$72 million)

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 January 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Jan-2008 18:48:36
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Lease with Standard Chartered PLC"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	SCBannc.10Jan2008.pdf CCTannc.10Jan2008.pdf Total size = **91K** (2048K size limit recommended)

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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	10-Jan-2008 18:21:19
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Lease with Standard Chartered PLC

Description

Standard Chartered PLC ("SC PLC") has on 10 January 2008 released an announcement relating to the execution of a Framework Agreement on 10 January 2008 between SC PLC and HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust.

Standard Chartered Bank, a wholly-owned subsidiary of SC PLC, is an anchor tenant in 6 Battery Road, Singapore. The Framework Agreement relates to the leasing of premises (both existing and potential future space) by SC PLC and its subsidiaries from CapitaCommercial Trust for use as offices and bank branches which constitute "continuing connected transactions" of SC PLC under the Hong Kong Stock Exchange Listing Rules by virtue of CapitaCommercial Trust being an associate of Temasek Holdings (Private) Limited which is a substantial shareholder of SC PLC.

The announcement of SC PLC is attached for informational purpose.

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CCTAnnouncement_SCB.pdf
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Standard Chartered

Standard Chartered PLC

(渣打集團有限公司)

(Registered in England and Wales number 966425)

(Stock Code：2888)

CONTINUING CONNECTED TRANSACTIONS

The Group has in the past entered into certain continuing connected transactions for the Leasing of Premises with CapitaCommercial Trust ("CCT"). CCT is an associate of Temasek, which is a substantial shareholder of the Company, and is therefore a connected person of the Company. The Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT have on 10 January 2008 entered into the Framework Agreement to set out certain principles and the maximum aggregate annual value upon which such continuing connected transactions will continue for the three years ending 11 January 2011.

The Directors (including the independent non-executive Directors) are of the view that such continuing connected transactions have been and will, when conducted in accordance with the Framework Agreement, be conducted in the ordinary course of business of the Group, on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

It is expected that the value of such continuing connected transactions will not exceed the maximum aggregate annual value as provided for in the Framework Agreement and as detailed in this announcement. Accordingly under the Listing Rules, the Company only needs to include details of the continuing connected transactions in its annual reports and such transactions are not subject to independent shareholders' approval.

Background

The Group has in the past entered into continuing connected transactions with CCT for the Leasing of Premises.

Since CCT is an associate of Temasek, which is a substantial shareholder of the Company, CCT is therefore a connected person of the Company and the Leasing of Premises constitutes continuing connected transactions for the Company. The Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT have on 10 January 2008 entered into the Framework Agreement to set out certain principles and the maximum aggregate annual value upon which such continuing connected transactions will continue for the three years ending 11 January 2011.

Leasing of Premises

In relation to the Leasing of Premises, for the years ended 31 December 2006 and 2007, the rental and licence fees paid under relevant leases and licences amounted to USD6,445,142 and USD7,617,709, respectively. Pursuant to the Framework Agreement, the Group will continue to enter into leases and licence agreements with CCT from time to time in connection with the Leasing of Premises and rental and licence fees to be paid under such leases and licence agreements are and will be negotiated on an arm's length basis based on normal commercial terms and at the prevailing market rates. The Framework Agreement provides that such leases and licence agreements and/or the rent and other fees payable under such leases and licence agreements will not exceed a term of three years. Under the Framework Agreement, the Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT have agreed that for the three years ending 11 January 2009, 11 January 2010 and 11 January 2011, the maximum aggregate annual value to be paid under such leases and licences shall not exceed SGD70 million (equivalent to approximately USD49 million as at the date of this announcement). The maximum aggregate annual value has been calculated based on a significant increase in the rental rate in line with current market conditions following a recent rent review with CCT, an expansion by the Company of occupied space during 2007, and projections by the Company of new space that could be secured between 2008 and 2010. The rental and licence fees will be paid in cash on a monthly basis with no term of arrangement for payment on a deferred basis.

Reasons for the Leasing of Premises

The Group is a provider of banking services in Asia (including Singapore), Africa and the Middle East. CCT which leases the premises to the Group is a Singapore-listed commercial real estate investment trust which owns and invests in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. It is managed by CapitaCommercial Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia. As a provider of banking services in Singapore, the Group needs to lease and obtain licences for premises for use as offices and bank branches. The Directors (including the independent non-executive Directors) are of the view that the Leasing of Premises under the Framework Agreement will be conducted in the ordinary course of business of the Group, are on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Requirements of the Listing Rules

The Leasing of Premises under the Framework Agreement would be treated as continuing connected transactions under Chapter 14A of the Listing Rules. It is expected that, with respect to each of the Leasing of Premises, all applicable ratio tests referred to in Rule 14.07 of the Listing Rules would, on an annual basis, be less than 2.5 per cent. Accordingly, the Framework Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules. Details of the Framework Agreement will be included in the Company's annual reports for the years 2008 to 2010. The Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the abovementioned maximum aggregate annual value is exceeded or if the Framework Agreement is renewed with a material change to its terms.

Principal Business Activities of the Company and CCT

The Company, listed on both the London Stock Exchange and the Hong Kong Stock Exchange, ranks among the top 25 companies in the FTSE-100 by market capitalisation. The London-headquartered

group has operated for over 150 years in some of the world's most dynamic markets, leading the way in Asia, Africa and the Middle East. Its income and the number of employees have more than doubled over the last five years primarily as a result of organic growth and supplemented by acquisitions.

Standard Chartered aspires to be the best international bank in its markets by being the right partner for its stakeholders and leading by example. The Group now employs over 60,000 people, representing some 100 nationalities, in more than 1,400 branches located in over 50 countries. The Group generates more than 90 per cent of its profits from Asia, Africa and the Middle East, with balanced income derived from both Wholesale and Consumer Banking.

CapitaCommercial Trust is Singapore's first commercial real estate investment trust which owns and invests in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. Its portfolio comprises nine prime properties in Singapore's Central Business District and Downtown Core with an asset value of SGD4.7 billion (approximately USD3.3 billion as at 30 September 2007. CapitaCommercial Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Terms Used in this Announcement

"associate"	has the meaning given in Chapter 1 of the Listing Rules.
"CapitaCommercial Trust" or "CCT"	CapitaCommercial Trust, a real estate investment trust whose units are listed on the Singapore Exchange Securities Trading Limited.
"Company"	Standard Chartered PLC.
"connected person"	has the meaning ascribed to it under the Listing Rules.
"connected transactions" and "continuing connected transactions"	have the meaning given in Chapter 14A of the Listing Rules.
"Directors"	directors of the Company.
"Framework Agreement"	the agreement entered into by the Company and HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust in relation to the Leasing of Premises.
"Group"	the Company and its subsidiaries.
"Leasing of Premises"	leasing of premises (both existing and potential future space) by the Group from CapitaCommercial Trust for use as offices and bank branches.
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of

	Hong Kong Limited.
"ratio tests"	has the meaning given in Chapter 14 of the Listing Rules.
"SGD"	Singapore dollars, the lawful currency of Singapore.
"substantial shareholder"	has the meaning given in Chapter 1 of the Listing Rules.
"Temasek"	Temasek Holdings (Private) Limited.
"USD"	US dollars, the lawful currency of the United States of America.

By order of the Board
Annemarie Durbin
Group Company Secretary

Hong Kong, 10 January 2008

As at the date of this announcement, the Board of Directors of the Company comprises:

Chairman:

Mr Evan Mervyn Davies, CBE

Executive Directors:

Mr Peter Alexander Sands; Mr Gareth Richard Bullock; Mr Michael Bernard DeNoma; Mr Richard Henry Meddings; and

Independent Non-Executive Directors:

Mr John Wilfred Peace; Sir CK Chow; Mr James Frederick Trevor Dundas; Ms Valerie Frances Gooding, CBE; Mr Rudolph Harold Peter Markham; Ms Ruth Markland; Mr Sunil Bharti Mittal; Mr Paul David Skinner; Mr Oliver Henry James Stocken; and Lord Adair Turner.

For further details please contact:

Standard Chartered

Stephen Atkinson, Head of Investor Relations
Tel: +44 (0) 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Arijit De, Head of Media Relations
Tel: +44 (0) 20 7280 7163
Arijit.De@in.standardchartered.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) INDIGO SERVICES PRIVATE LIMITED
(II) STAR AMBER LIMITED
(III) MOON AMBER LIMITED
(IV) FIRE AMBER LIMITED
(V) EARTH AMBER LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	Indigo Services Private Limited
	Principal Activity	:	Project and property management services
	Share Capital	:	Rs. 100,000 (approximately S$3,665) comprising 10,000 equity shares of Rs. 10 each
	Place of Incorporation	:	India
(II)	Name	:	Star Amber Limited
	Principal Activity	:	Investment holding
	Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
	Place of Incorporation	:	Mauritius
(III)	Name	:	Moon Amber Limited
	Principal Activity	:	Investment holding
	Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
	Place of Incorporation	:	Mauritius
(IV)	Name	:	Fire Amber Limited
	Principal Activity	:	Investment holding
	Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
	Place of Incorporation	:	Mauritius
(V)	Name	:	Earth Amber Limited
	Principal Activity	:	Investment holding
	Stated Capital	:	S$2 comprising 2 ordinary shares of no par value
	Place of Incorporation	:	Mauritius

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 January 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jan-2008 09:09:30
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary unconditional cash offer for The Ascott Group Limited - "Public Disclosure of Dealings"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 14 January 2008 issued an announcement on the above matter, as attached for information.
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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")

PUBLIC DISCLOSURE OF DEALINGS

The Board of Directors of the Company refers to the announcement dated 8 January 2008 made by DBS Bank Ltd, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, in relation to the Offeror's intention to make a voluntary unconditional cash offer for the Company.

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to report the following dealings in the ordinary shares in the capital of the Company ("**Shares**") on 11 January 2008 by Mr Chew Ah Hay, the father of Ms Hazel Chew, a director of several subsidiaries and associated companies of the Company.

Date(s) of disposal	:	11 January 2008
Name	:	Chew Ah Hay
Number of Shares disposed	:	20,000 Shares on 11 January 2008
Percentage of issued capital of the Company	:	Approximately 0.001%
Price per Share (excluding brokerage, GST, stamp duties, clearing fee)	:	S$1.71
Resultant total number of Shares owned or controlled	:	0 Shares
Resultant total percentage of issued capital of the Company [(1)]	:	0%

Note:
(1) Based on total number of issued Shares of 1,605,153,717

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
14 January 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jan-2008 13:56:32
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capital Trust - (1) 4th Quarter financial results ended 31 December 2007; (2) Notice of book closure; and (3) QCT's distributable income jumps 34.5% from IPO forecast"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CCTML on the SGX website www.sgx.com.sg.
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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	15-Jan-2008 12:59:24
Announcement No.	00022

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - 4th Quarter Financial Results Ended 31 December 2007 and Notice of Book Closure
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-FinancialResults-QtrlyReport.pdf QCT-Entitlement-NoticeofBookClosure.pdf Total size = **345K** (2048K size limit recommended)

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Form Version 2.0
Financial Results
Reference No QC-080107-37226

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Quill Capita Trust
* Stock name : QCAPITA
* Stock code : 5123
* Contact person : Corinne Tan
* Designation : Finance & Compliance Manager

Part A1 : QUARTERLY REPORT

* **Financial Year End** : 31/12/2007
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Quarterly report for the financial period ended** : 31/12/2007
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

QCT 4Q FINANCIALS.p QCT 4Q NOTES.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2007	31/12/2006	31/12/2007	31/12/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	12,072	1,972	31,382	1,972
2	Profit/(loss) before tax	64,164	1,194	76,377	1,194

3	Profit/(loss) for the period	64,164	1,179	76,376	1,179
4	Profit/(loss) attributable to ordinary equity holders of the parent	7,058	1,179	19,268	1,179
5	Basic earnings/(loss) per share (sen)	1.81	0.49	6.62	0.49
6	Proposed/Declared dividend per share (sen)	2.47	0.49	6.46	0.49
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	1.2000		0.8000	

Remarks :

The "Profit attributable to ordinary equity holders of the parent" for the current year individual quarter and cumulative quarter excludes revaluation surplus of RM57.106 million .

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 31 DECEMBER 2007 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year	Preceding Year Corresponding	Current Year	Preceding Year
	Quarter 31.12.2007	Quarter 31.12.2006	To Date 31.12.2007	To Date 31.12.2006
	RM	RM	RM	RM
TOTAL INCOME				
Gross revenue	12,072,171	1,972,386	31,382,290	1,972,386
Property operating expenses	(3,247,241)	(308,724)	(5,989,989)	(308,724)
Net rental income	8,824,930	1,663,662	25,392,301	1,663,662
Interest income	243,445	12,950	809,271	12,950
	9,068,375	1,676,612	26,201,572	1,676,612
TOTAL EXPENDITURE				
Manager's fee	(859,405)	(101,682)	(2,479,310)	(101,682)
Trustee's fee	(28,573)	(5,338)	(82,882)	(5,338)
Borrowing costs	(881,033)	(315,454)	(3,902,434)	(315,454)
Auditors' remuneration	(6,620)	(20,000)	(73,500)	(20,000)
Tax agent's fee	(3,885)	(4,000)	(22,530)	(4,000)
Valuation fee	(120,000)	-	(120,000)	-
Administrative expenses	(110,708)	(36,504)	(249,570)	(36,504)
	(2,010,224)	(482,978)	(6,930,226)	(482,978)
Income before tax and revaluation surplus	7,058,151	1,193,634	19,271,346	1,193,634
Surplus on revaluation of investment properties	57,106,288	-	57,106,288	-
INCOME BEFORE TAX	64,164,439	1,193,634	76,377,634	1,193,634
TAXATION	-	(15,000)	(2,650)	(15,000)
INCOME AFTER TAXATION	64,164,439	1,178,634	76,374,984	1,178,634
INCOME DISTRIBUTION				
-Distribution of Income on 17/9/07	-	-	(9,523,771)	-
-Provision for distribution of income	(9,636,236)	(1,178,634)	(9,636,236)	(1,178,634)
RETAINED EARNINGS	54,528,203	-	57,214,977	-
Income distribution per unit :				
Gross (Sen)	(a) (ii) 2.47	0.4938	(a) 6.46	0.4938
INCOME AFTER TAXATION IS MADE UP OF THE FOLLOWING :				
Realised	7,058,151	1,178,634	19,268,696	1,178,634
Unrealised	57,106,288	-	57,106,288	-
EARNINGS PER UNIT (b)				
- after manager's fees (sen)	1.81	0.4938	6.62	0.4938
- before manager's fees (sen)	2.03	0.5364	7.48	0.5364

(a) Total distribution for the year of 6.46 Sen is from:

(i) Income Distribution of 3.99 Sen per unit paid in Sept 2007 , from the distributable income for the period 1/1/07 to 27/8/07 to the 238,691,000 units before new units of 151,440,000 were issued, and 2.47 Sen proposed distribution per (ii) below.

(ii) Provision for income distribution of 2.47 Sen per unit or RM 9,636,236 relates to the distribution of income for the period 28/8/07 to 31/12/07 , which comprise distributable income of RM 2,686,774 for the period from 28/8/07 to 30/9/07 , and RM 6,949,462 from the RM 7,058,151 distributable income for the current quarter.
The proposed distribution will be made to all 390,131,000 units as at book closure date.

(b) Earnings per unit is computed based on Income After Taxation (excluding revaluation surplus) divided by the weighted average units of 390,131,000 for the quarter and 290,968,918 units for the cumulative quarter.
These are not representative of the earnings a unitholder can expect due to use of weighted average units in the computation of EPS , and the distribution paid per (a) above.

(c) The individual quarter and cumulative quarter of the preceding year refer to results from 01/12/2006 to 31/12/2006 , as the Trust was constituted on 9 October 2006, and the income and expenses of the four Quill buildings were accrued to the Trust from 1/12/2006.

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 31 DECEMBER 2007 (UNAUDITED)

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
	31.12.2007	31.12.2006
	RM	RM
NON-CURRENT ASSETS		
Real estate properties	549,010,813	276,000,000
CURRENT ASSETS		
Trade and other receivables	2,167,467	4,591,419
Deposits with licensed financial institution	28,233,719	9,999,000
Cash and bank balances	5,446,754	753
	35,847,940	14,591,172
CURRENT LIABILITIES		
Provision for income distribution	9,636,236	1,178,634
Trade and other payables	3,844,498	5,766,448
Borrowings	89,860,228	89,533,446
Provision for taxation	-	15,000
	103,340,962	96,493,528
NET CURRENT LIABILITIES	(67,493,022)	(81,902,356)
NON-CURRENT LIABILITIES		
Security deposits	12,590,747	8,021,844
NET ASSETS	468,927,044	186,075,800
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	411,712,067	186,000,800
Undistributed income	57,214,977	-
	468,927,044	186,000,800
NET ASSET VALUE PER UNIT	1.20	0.80
NUMBER OF UNITS IN CIRCULATION	390,131,000	232,501,000

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 31 DECEMBER 2007 (UNAUDITED)

	Unitholders' Capital	Distributable Income	Non - Distributable Revaluation Surplus	Total
	RM	RM	RM	RM
As at 1 January 2007	186,000,800	-	-	186,000,800
Issuance of units upon listing on 8 Jan 2007	5,199,600	-	-	5,199,600
Issuance of new units on 28 August 2007	225,948,480	-	-	225,948,480
Listing and issuance of new units expenses	(5,436,813)	-	-	(5,436,813)
Net income for the period	-	19,268,696	-	19,268,696
Distribution paid on 17 Sept 2007	-	(9,523,771)	-	(9,523,771)
Provision for distribution		(9,636,236)	-	(9,636,236)
Surplus on revaluation of investment properties	-	-	57,106,288	57,106,288
As at 31 December 2007	411,712,067	108,689	57,106,288	468,927,044

Undistributed income of RM 57,214,977 as shown in the balance sheet as at 31/12/2007 is made up of RM 57,106,288 of non -distributable revaluation surplus and RM 108,689 of balance of distributable income.

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 31 DECEMBER 2007 (UNAUDITED)

	CURRENT YEAR TO DATE 31.12.2007 RM	PRECEDING YEAR TO DATE 31.12.2006 RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	76,377,634	1,193,634
Adjustment for:		
Accretion of interest expenses	3,687,897	305,334
Transaction costs & credit facility costs	214,537	10,120
Surplus on revaluation of investment properties	(57,106,288)	-
Depreciation	3,267	-
Interest income	(809,271)	(12,950)
Operating income before working capital changes	22,367,776	1,496,138
Decrease / (increase) in receivables	2,401,577	(4,509,557)
(Decrease) / increase in payables	6,702,730	12,938,292
Cash generated from operating activities	31,472,083	9,924,873
Income tax paid	(17,650)	-
Net cash generated from operating activities	31,454,433	9,924,873
CASH FLOW FROM INVESTING ACTIVITIES		
Investment in Investment Properties	(215,787,040)	(90,000,000)
Purchase of Property, Plant & Equipment	(14,080)	-
Interest received	756,646	6,088
Net cash used in investing activities	(215,044,474)	(89,993,912)
CASH FLOW FROM FINANCING ACTIVITIES		
Distribution to unitholders	(10,702,405)	-
Finance Cost	(3,590,344)	-
Proceeds from borrowings	-	90,067,992
Proceeds from issuance of promoter's units	-	800
Proceeds from issuance of units	227,648,080	-
Expenses relating to issuance of units	(6,084,570)	-
Net cash generated from financing activities	207,270,761	90,068,792
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,680,720	9,999,753
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,999,753	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	33,680,473	9,999,753
Cash and cash equivalents at end of period comprises:		
Deposit with licensed financial institution	28,233,719	9,999,000
Cash and bank balances	5,446,754	753
	33,680,473	9,999,753

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2006 and the accompanying explanatory notes to the interim financial statements.

QUILL CAPITA TRUST
EXPLANATORY NOTES FOR QUARTER ENDED 31 DECEMBER 2007

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment in real estate properties which is stated at fair value.

The financial statements comply with the applicable Financial Reporting Standards in Malaysia , provisions of The Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly -owned special entity ("SPE") . The special purpose entity is established for the specific purpose of raising financing on behalf of QCT for the acquisition of real estate properties and single -purpose companies. QCT does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with QCT and the SPE's risks and rewards, QCT concludes that it controls the SPE. SPEs controlled by QCT were established under the terms that impose strict limitations on the decision-making powers of the SPE 's management resulting in QCT receiving all of the benefits related to SPE 's operations and net assets.

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2006

The audit report of the financial statements for the preceding year ended 31 December 2006 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factor, except for changes in demand and supply of properties in the market conditions.

A5 EXCEPTIONAL OR UNUSUAL ITEMS

During the current quarter under review, there was no item of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is not applicable as there was no estimate of amounts reported.

A7 CHANGES IN DEBT AND EQUITY

(i) On 3 September 2007, 151,440,000 new units of the Trust were issued and listed on Bursa Malaysia Securites Berhad .There was no new issuance of equity during the quarter.

(ii) The total debt as at the end of the quarter ended 31 December 2007 was RM 89.86 million.

A8 INCOME DISTRIBUTION POLICY

In line with the Trust deed dated 9 October 2006, the Trust intends to distribute 100% of its distributable income at least semi-annually or at any such interval as may be determined by the Manager.

A9 SEGMENT REPORTING

No segment information is prepared as QCTs activities are predominantly in one industry segment and situated predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The investment properties were valued based on valuations performed by independent registered valuers. The difference between the valuations and the book value of the respective properties were credited to the revaluation surplus account in the P&L accounts.

A11 SIGNIFICANT EVENTS DURING THE QUARTER ENDED 31 DECEMBER 2007

There were no significant events during the quarter ended 31 December 2007.

A12 SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER ENDED 31 DECEMBER 2007

(i) Proposed acquisition of three new properties

On 15 January 2008, MTB as Trustee has entered into Sales and Purchase Agreements ("SPAs") with Quill Group of companies, to acquire three new properties namely, Quill Building 5- IBM, Quill Building 8 - DHL, and Quill Building 10 - HSBC, for a total consideration of RM 94.54 million.

The proposed acquistion was announced on 15 Jan 2008 to Bursa Malaysia Securities Berhad.

(ii) Placement of up to 251,440,000 new units in QCT

As previously announced, 151,440,000 new units in QCT had been issued and listed on Bursa Malaysia Securities Berhad on 3 September 2007. There is a balance of 100,000,000 units to be issued to raise funds for paring down future borrowings, which will be utilised for future acquisitions. A condition stipulated in the Securities Commission's ("SC") approval letter dated 28 June 2007 was that the subsequent tranche(s) of up to 100,000,000 units be issued within 6 months . On 12 December 2007, an application was made to SC requesting for an extension of time for the issuance.

SC has, vide its letter dated 19 December 2007 and received by QCT on 2 January 2008, given its approval for an extension of time of six months to 27 June 2008 to complete the placement of the subsequent tranche(s) of up to 100,000,000 units.

The said approval from SC was announced to Bursa Malaysia Securities Berhad on 3 January 2008.

A13 CHANGES IN CONTINGENT LIABILITIES

There were no contingent liabilities to be disclosed.

B1 REVIEW OF PERFORMANCE

QCT recorded RM 12.07 million and RM 64.16 million of revenue and profit before tax respectively for the quarter ended 31 December 2007.

There was a revaluation surplus of RM 57.106 million credited to the P&L during the quarter .

B2 COMPARISON WITH PRECEDING QUARTER

		Current Quarter ended 31 Dec 2007 RM	Preceding Quarter ended 30 Sept 2007 RM
Total Revenue	*	12,072,171	7,389,531
Profit before tax		64,164,439	4,900,604
Profit after tax	#	64,164,439	4,900,604
Provision for income distribution		9,636,236	-

* The total revenue for the quarter is higher than the preceding quarter due mainly to(i) rental generated from Wisma Technip and retail shops and carpark lots of Plaza Mont' Kiara which commenced 3 September 2007, and (ii) reclassification of costs recoverable from tenants from costs to revenue . There is no P&L impact resulting from the said reclassification.

The profit after tax is higher than the preceding quarter mainly due to : i) operating profits generated from Wisma Technip and retail shops and carpark lots of Plaza Mont Kiara which commenced on 3 September 2007, and (ii) revaluation surplus of Rm 57.106 million credited to the P&L in December 2007.

B3 PROSPECTS

The unaudited results for the year ended 31 December 2007 is in line with the forecast as disclosed in the Circular to Unitholders dated 16 July 2007. See Note B4 for further explanation.

The Manager expects the investment properties of QCT to continue to enjoy reasonably good occupancy and rentals as the tenancies are mainly long term leases with quality tenants who are mainly subsidiaries of multinational companies ("MNCs").

The Manager plans to continue to seek additional income growth and enhancement to the values of QCT's portfolio through its acquisition and growth strategies, active asset management and capital management strategies.

B4 VARIANCES

The results for the fourth quarter ended 31 December 2007 is within the expectation of the Trust and is in line with the forecast in the Circular to Unitholders ("Circular") dated 16 July 2007, save for (i) revaluation surplus of RM 57.106 million not included in the forecast, and (ii) certain operating expenses lower than forecast.

The profits after tax (excluding revaluation surplus) of RM 19.268 million is 5.6% higher than the RM 18.248 million forecast in the Circular mainly due to lower operating costs and higher interest income from deposits.

The profits after tax (excluding revaluation surplus) of RM 19.268 million is 34.5% higher than the RM 14.322 million as projected in the Prospectus dated 10 December 2006 mainly due to net operating income generated from Wisma Technip and retail shops and carpark lots of Plaza Mont' Kiara which commenced 3 September 2007 and were not forecast in the Prospectus.

B5 TAXATION

The breakdown of the tax components is as follows:

	Current Quarter RM	Period To Date RM
Provision for current quarter's profits	-	-
Write- back of over provision	-	-
Under provision of prior year tax expense	-	2,650
Tax expense/(write -back) for the period	-	2,650

Previously, undistributed income of a REIT would be subject to income tax whereas the income distributed would be exempt from tax. With the amendment to Section 61A of the Income Tax Act 1967, effective from Year of Assessment 2007 , the undistributed income of a REIT will also be exempt from income tax provided that the REIT distributes 90% or more of its total income for the year. If the REIT is unable to meet the 90% distribution criteria, the entire taxable income of the REIT for the year would be subject to income tax.

As QCT intends to distribute 100% of its distributable income in 2007, no provision for tax has been made in the period todate. Please refer to Note B 12 for further details of the proposed distribution.

A reconciliation of income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current Quarter RM	Period To Date RM
Income before taxation	7,058,151	19,271,346
Taxation at Malaysian statutory tax of 27%	1,905,701	5,203,263
Expenses not deductible for tax purposes	-	-
Income exempted from tax	(1,905,701)	(5,203,263)
Underprovision of prior year tax	-	2,650
Write-back of over provision	-	-
Tax expense for the period	-	2,650

B6 PROFITS ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There were no disposals of investments in unquoted securities during the current quarter and the period todate.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There were no purchases or disposals of investment in quoted securities during the current quarter and the period-to-date.

B8 STATUS OF CORPORATE PROPOSAL

Save as disclosed in Note A 7 and A 12 (ii) above , there were no other corporate proposals in the period -to-date.

B9 BORROWING AND DEBT SECURITIES

	Current Quarter RM
Face value	91,900,000
Discount	(1,777,975)
Net discounted value	90,122,025
Less : Transaction costs	(545,101)
Add: Amortisation of interest expense	283,304
	89,860,228

QCT has through its wholly owned special purpose entity, Gandalf Capital Sdn Bhd, drawndown net proceeds of RM 90,067,992 of Commercial papers (CPs) from the CPs/MTNs programme on 1 December 2006 , of which RM 90 million was utilised to part finance the acquistion of Quill Building 1, Quill Building 2 , Quill Building 3 and Quill Building 4 (" Quill Buildings") .

The said CPs were rolled over twice this year, on 31 May 2007 and 3 December 2007 respectively. The Manager is of the opinion that the CPs/MTNs will be available throughout the period. The effective interest rate on QCT's borrowings is 3.995% until 30 November 2011.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed below, QCT has no financial instruments with off balance sheet risks as at the latest practicable date from the date of issuance of this report that may materially affect the position or business of QCT.

As part of the active interest rate management strategy of QCT, on 18 April 2007, an Interest Rate Swap ("IRS") arrangement (swaping floating rate for fixed rate) was entered into by the Manager with a licensed financial institution ("The Bank") whereby the interest rate is fixed at 3.745% until 30 November 2011. As such, QCT will pay a fixed rate of 3.995% p.a from 31 May 2007 to 30 November 2011 (including a credit spread of 0.25% p.a) .

The said IRS was announced on 18 April 2007 to Bursa Securities Malaysia Berhad.

The net difference between the floating rate and the fixed rate is settled between QCT and The Bank semi-annually. Where the fixed rate is higher than the floating rate, the net difference will be payable by QCT to The Bank and where the fixed rate is lower than the floating rate, The net difference will be paid by The Bank to QCT .

The net difference between the fixed rate and the floating rate is charged to the P&L over the 6 -month period.

B11 MATERIAL LITIGATION

There were no pending material litigations as at the latest practicable date from the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the Trust Deed dated 9 October 2006, for the first three financial years from 2006 to 2008, QCT intends to distribute 100% of its distributable income at least semi-annually, or at such other intervals as the Manager may determine.

A provisional income distribution for the period 28/8/07 to 31/12/07 has been provided in the results for the quarter ended 31 December 2007, details as follows:
(Previous quarter : RM 9,523,771 or 3.99 sen per unit being the distributable income for the period 1/1/07 to to 27/8/07 and was paid on 17/9/07).

Provision for income distribution : RM 9,636,236

Distribution per unit ("DPU") (Sen) : 2.47

		Current quarter ended 31/12/2007	Year to date ended 31/12/2007
Distribution paid on 17/9/07		-	9,523,771
Provision for income distribution		9,636,236	9,636,236
Number of units as at 31/12/2007		390,131,000	390,131,000
DPU (Sen) payable 28/2/08	A	2.47	2.47
DPU (Sen) paid on 17 /9/07	B	3.99	3.99
Total DPU (Sen) for the financial year	C= A + B	6.46	6.46
Diluted earnings per unit		NA	NA

Income distributed to individuals, non -resident companies, foreign institutional investors and unitholders other than resident companies are subject to withholding tax .

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 15 January 2008

Form Version 2.0

Entitlements (Notice of Book Closure)

Reference No QC-080107-37853

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Quill Capita Trust
*	Stock name	: QCAPITA
*	Stock code	: 5123
*	Contact person	: Corinne Tan
*	Designation	: Finance & Compliance Manager

---

* Entitlement date :30/01/2008

* Entitlement time :05:00:00 PM

* Entitlement subject :Income Distribution

* Entitlement description

Final income distribution of 2.47 Sen per unit for the financial year ended 31 December 2007.

Period of interest payment :28/08/2007 to 31/12/2007

Financial Year End :31/12/2007

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Symphony Share Registrar
Level 26 Menara Multi-Purpose
Capital Square
No.8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Tel : 603-27212222

Payment date :28/02/2008

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :30/01/2008

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ Ratio ● RM ○ Percentage

* Entitlement in RM (RM) :0.0247

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	15-Jan-2008 13:09:56
Announcement No.	00024

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by Quill Capita Trust ("QCT") - QCT's distributable income jumps 34.5% from IPO Forecast
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	NewsRelease-QCTdistributableincome.pdf Total size = **142K** (2048K size limit recommended)

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82 - 4507

Form Version 2.0

General Announcement

Reference No QC-080114-75417

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**Quill Capita Trust**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**Corinne Tan**
* Designation	:	**Finance & Compliance Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

News Release : Quill Capita Trust's distributable income jumps 34.5% from IPO Forecast ;
To acquire three more prime assets for RM94.5 million to become one of the fastest growing commercial REITs in Malaysia

* **Contents :-**

Kuala Lumpur, Tuesday, 15 January 2008 : Quill Capita Management Sdn. Bhd (QCM), the manager of Quill Capita Trust (QCT) , a real estate investment trust (REIT), today announced that QCT has increased its distributable income by 34.5 per cent from its forecast of RM14.32 million as stated in its Initial Public Offering (IPO) prospectus dated 10 December 2006 (IPO Forecast) to RM19.26 million for the financial year ended 31 December 2007. For further details of the news release please see file attached .

QCT_News_Release_15 Jan 08.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

82 - 4507

QuillCapita Trust

NEWS RELEASE

Quill Capita Trust's distributable income jumps 34.5% from IPO forecast

To acquire three more prime assets for RM94.5 million to become one of the fastest growing commercial REITs in Malaysia

Kuala Lumpur, Tuesday, 15 January 2008: Quill Capita Management Sdn Bhd (QCM), the manager of Quill Capita Trust (QCT), a real estate investment trust (REIT), today announced that QCT has increased its distributable income by 34.5 per cent from its forecast of RM14.32 million as stated in its Initial Public Offering (IPO) prospectus dated 10 December 2006 (IPO Forecast) to RM19.26 million for the financial year ended 31 December 2007. This is a 5.6 per cent increase compared to the forecast of RM18.25 million stated in its circular to unitholders dated 16 July 2007 (Circular Forecast).

The main contribution to the increase in distributable income is the rental income of Wisma Technip and the commercial units of Plaza Mont'Kiara, which were acquired by QCT during the financial year, and lower interest expense.

The distributable income of RM19.26 million translates into a distribution per unit (DPU) of 6.46 sen, which is 7.7 per cent above the IPO forecast of 6.00 sen. An interim DPU of 3.99 sen has been paid in September 2007, while the remaining 2.47 sen is expected to be paid in February 2008.

Summary of QCT's Financial Year 2007 Results

	(unaudited) FYE 31 Dec 2007 (RM '000)	**IPO Forecast (RM '000)**	**Variance %**
Gross Revenue	31,382	23,845	+31.6
Net Property Income	25,392	20,167	+26.0
Distributable Income	**19,268***	14,322	**+34.5**
Distribution Per Unit	6.46 sen	6.00 sen	+7.7

Note:
* Income after tax (excluding revaluation surplus)

Chan Say Yeong, Chief Executive Officer, QCM said: "QCT, in its first year since listing on 8 January 2007, has delivered strong DPU growth to its unitholders through its pro-active acquisition strategy. Our efforts in acquiring the yield-accretive assets have resulted in a quality asset portfolio and a higher than expected DPU over its IPO Forecast and Circular Forecast for unitholders. With the acquisitions of Wisma Technip and the commercial units of Plaza Mont' Kiara in 2007 and the recent revaluation increase in its portfolio by RM57.1 million, QCT has doubled its total assets from RM290.6 million to RM584.9 million, making it one of the fastest growing commercial REITs in Malaysia. Consequently, QCT's net asset value per unit increased by 50 per cent to RM1.20 as at 31 December 2007."

Added Chan: "We have been prudent in managing our interest cost and have locked in all our borrowings comprising RM90 million at an interest rate of 3.995% per annum till 2011. Thus QCT is not exposed to credit woes gripping the market now. Looking ahead in 2008, QCT will continue to be active in its acquisition strategy, acquiring properties in prime locations which will not only attract blue-chip tenants, but have the potential for long term value appreciation."

QCM also announced today the proposed acquisitions of three new assets for a total purchase price of RM94.5 million. The proposed new assets are Quill Building 5-IBM, a five-storey property with net lettable area (NLA) of 80,000 sq ft located in Cyberjaya; Quill Building 8-XPJ, a three-storey property with NLA of 65,205 sq ft sited at Shah Alam and Quill Building 10-HSBC a four-storey property with NLA of 58,428 sq ft located in Section 13, Petaling Jaya. (Please refer to separate announcement dated 15 January 2008 on Bursa Malaysia Berhad for more details). The acquisition of the three assets is expected to be completed by April 2008 and together, provide an initial net property yield of 6.3% p.a. and would be yield-accretive to QCT. The acquisition would be funded by internal funds and borrowings. The Manager does not expect to raise equity to fund these acquisitions.

QCT's current property portfolio of six properties comprises four initial properties in Cyberjaya, Wisma Technip and commercial units of Plaza Mont'Kiara. The three new assets are expected to increase QCT's asset value to approximately RM680.0 million or 134 per cent increase from its initial asset value at IPO.

The proposed three new properties to be injected are acquired from the Quill Group of Companies, one of the two main sponsors of the REIT along with CapitaLand. These yield-accretive properties are fully occupied mainly by multinationals namely HSBC Bank Malaysia, DHL and IBM with long term leases.

"Both sponsors, Quill Group of Companies and CapitaLand, have and will continue to provide QCT the opportunity to access pipelines of completed properties, either through acquisitions or development," said Chan.

"We have managed to deliver our commitment to provide unitholders with one of the highest total returns on investment. Taking into consideration the capital appreciation of QCT units to-date and distributable income for the year, unitholders now enjoy a total return in excess of 60% in just one year," added Chan.

- End -

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya, part of Plaza Mont'Kiara and Wisma Technip in Kuala Lumpur. QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

Some recent developments at Quill include:

- a 60:40 joint venture with the Malaysia Commercial Development Fund, a closed-end private fund sponsored by the CapitaLand Group, to build a 29-storey office building with a six-storey podium known as Tower D at Lot J, KL Sentral.
- an agreement with HSBC Malaysia Berhad to develop, design, build and lease back HSBC's proposed new headquarters, a 24-storey annexe adjacent to the current HSBC Malaysia headquarters.
- an agreement to acquire Vision City, an integrated development, comprising retail, serviced apartment and office space, for RM430 million from Vision City (M) Sdn Bhd, a wholly-owned subsidiary of Rashid Hussain Berhad.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

In Malaysia, CapitaLand is one of the sponsors of the US$270 million Malaysia Commercial Development Fund, a closed-end private equity investment fund with an expected gross development value of US$1 billion. The Fund invests in real estate development properties primarily in Kuala Lumpur and the Klang Valley. CapitaLand also has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Zaridah Zainal Azman/ Nico Marco
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: ilda.zainalazman@fleishman.com/nico.marco@fleishman.com

Form Version 2.0

General Announcement

Reference No QC-080115-2B31C

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**Quill Capita Trust**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**Corinne Tan**
* Designation	:	**Finance & Compliance Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Quill Capita Trust : Corporate Presentation Slides- Part 1

* **Contents :-**

Corporate presentation slides dated 15 January 2008 are attached for information.

Corporate Presentation - FYE 07(Part 1)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No QC-080115-2A790

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Quill Capita Trust**

* Stock name : **QCAPITA**

* Stock code : **5123**

* Contact person : **Corinne Tan**

* Designation : **Finance & Compliance Manager**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Quill Capita Trust : Corporate Presentation Slides- Part 2

* **Contents :-**

Corporate presentation slides dated 15 January 2008 are attached for information.

Corporate Presentation - FYE07 (part2)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

---

82 - 4507

Form Version 2.0

General Announcement

Reference No QC-080111-7BEE2

Submitting Merchant Bank (If applicable) :

Submitting Secretarial Firm Name (If applicable) :

* Company name : **Quill Capita Trust**

* Stock name : **QCAPITA**

* Stock code : **5123**

* Contact person : **Corinne Tan**

* Designation : **Finance & Compliance Manager**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Quill Capita Trust : Corporate Presentation Slides - Part 3

* **Contents :-**

Corporate presentation slides dated 15 January 2008 are attached for information.

Corporate Presentation - FYE07(part3)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

---

82 - 4507



QuillCapita Trust

2007 FINANCIAL RESULTS
15 JANUARY 2008



82 - 4507

Important Notice

This presentation is focused on comparing actual unaudited results versus forecasts stated in QCT's Prospectus dated 10 December 2006 and Circular dated 16 July 2007. This shall be read in conjunction with QCT's Full Year 2007 Unaudited Financial Statement Announcement on 15 January 2008

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in Quill Capita Trust ("QCT"). The past performance of QCT is not necessarily indicative of the future performance of QCT.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income and occupancy, changes in operating expenses including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements which are based on the manager's current view of future events.

The value of units in QCT (Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the Main Board of Bursa Malaysia Securities Berhad.

Contents

QuillCapita Trust

82 - 4507

FY 2007 Review

2007 Achievement – at a glance

QuillCapita Trust

✓ **Real Estate Portfolio doubled from the IPO**


100%
RM276 mil
IPO
8 Jan 2007
RM549 mil
As at 31 Dec 2007

Notes: (1) At IPO, the real estate portfolio comprises 4 properties acquired at RM276 million (Please refers to IPO Prospectus dated 10 December 2006)

(2) As at 31 December 2007, the real estate portfolio comprises 4 properties injected during the IPO, part of Plaza Mont' Kiara and Wisma Technip. The current market values of all 6 properties were valued by C H Williams Talhar & Wong on 1 December 2007

2007 Achievement – at a glance

QuillCapita Trust

Profit After Taxation

✓ Exceeds IPO Forecast by more than 430%


RM76.37 mil
RM14.32 mil
IPO Forecast
Unaudited results
FYE 31/12/2007

Note : The IPO Forecast refers to the forecast in IPO Prospectus dated 10 December 2006

2007 Achievement – at a glance

QuillCapita Trust

Operating Profit after Taxation (exclude Revaluation Surplus)

✓ *Increased by 34% vs* IPO Forecast


RM14.32 mil
RM19.26 mil
IPO Forecast
Unaudited results
FYE 31/12/2007

Note : The IPO Forecast refers to the forecast in IPO Prospectus dated 10 December 2006

2007 Achievement – at a glance

QuillCapita Trust

✓ DPU - Exceeds IPO Forecast by 7.7%


6.46 sen
6.00 sen
IPO Forecast
Unaudited results
FYE 31/12/2007

Note: The IPO Forecast refers to the forecast in IPO Prospectus dated 10 December 2006.

2007 Achievement – at a glance

QuillCapita Trust

✓ DPU - Exceeds Circular Forecast by 3.7%


6.46 sen
6.23 sen
Circular Forecast
Unaudited results
FYE 31/12/2007

Note: The Circular Forecast refers to the forecast in Circular dated 16 July 2007

2007 Achievement – at a glance

QuillCapita Trust

50% increase in NAV per unit


RM1.20
RM0.80
As at 31/12/06
As at 31/12/07
(Unaudited)

2007 Achievement – at a glance

QuillCapita Trust

Total Return – Above Average

	Total Return Since Listing
QCT	61.9%
KLCI	29.8%
KLPI	49.4%

KLCI = Kuala Lumpur Composite Index   KLPI = Kuala Lumpur Property Index

Notes : (1) Total Return of QCT is calculated based on the differential sum of the IPO Retail Price (RM0.84) and closing price of RM1.29 as at 31 December 2007 plus distribution paid since listing and proposed distribution payable in February 2008
(2) Total Return of QCT, KLCI & KLPI are calculated from QCT's listing date of 8 January 2007 until 31 December 2007
(3) Source : Bloomberg & QCT

82 - 4507

FINANCIAL RESULTS

Summary of Profit & Loss

QuillCapita Trust

	Unaudited FYE 31 Dec 2007 (RM'000)
Total Gross Revenue	31,382
Total Operating Exp	(5,990)
Net Property Income	25,392
Interest Income	809
Net Investment Income	26,201
Total Expenditure	(6,930)
Income before taxation & revaluation surplus	19,271
Surplus on revaluation	57,106
Income Before Taxation	76,377
Taxation	(2)
Income After Taxation	76,375

12

Actual vs IPO Forecast

QuillCapita Trust

	(unaudited) FYE 31 Dec 2007 (RM'000)	IPO Forecast 2007 (RM'000)	Variance (%)
Gross Revenue	31,382	23,845	+31.6%
Operating Expenses	(5,990)	(3,678)	-62.8%
Net Property Income	25,392	20,167	+26.0%
Total Income for distributions	19,268	14,322	+34.5%
Distribution Per Unit	6.46 sen	6.00 sen	+7.7%

Notes: (1) IPO Forecast refers to the forecast in the IPO Prospectus dated 10 December 2006

(2) Total income for Distributions refers to income after tax (exclude revaluation surplus)

13

Actual vs Circular Forecast

Quill Capita Trust

	(unaudited) FYE 31 Dec 2007 (RM'000)	Circular Forecast 2007 (RM'000)	Variance (%)
Gross Revenue	31,382	30,843	+1.7%
Operating Expenses	(5,990)	(6,364)	+5.9%
Net Property Income	25,392	24,479	+3.7%
Total Income available for distributions	19,268	18,248	+5.6%
Distribution Per Unit	6.46 sen	6.23 sen	+3.7%

Notes: (1) Circular Forecast refers to the forecast in the Circular dated 16 July 2007

(2) Total income for Distributions refers to income after tax (exclude revaluation surplus)

DPU - Exceeds IPO & Circular Forecast

QuillCapita Trust

	Actual (sen)	IPO Forecast (sen)	Circular Forecast (sen)
Expected DPU (for the period from 28 Aug 07 to 31 Dec 07)	2.47	2.01	2.24
DPU paid (for the period from 1 Jan 07 to 27 Aug 07)	3.99	3.99	3.99
DPU (full year 2007)	6.46	6.00	6.23
Variance		+7.7%	+3.7%

Notes: (1) IPO Forecast refers to the forecast in the IPO Prospectus dated 10 December 2006

(2) Circular Forecast refer to the forecast in the Circular dated 16 July 2007

15

Forecast and Projected DPU

QuillCapita Trust


sen
7.50
7.00
6.50
6.00
5.50
5.00
+7.7%
+3.7%
6.46
6.23
6.00
+15.5%
6.93
6.00
+18.4%
7.28
6.15
2007
2008
2009
IPO Forecast
Circular Forecast
Actual

Total Assets - RM585 million
NAV per unit - RM1.20

QuillCapita Trust

	(Unaudited)			
	as at 31-Mar-07 (RM'000)	as at 30- Jun-07 (RM'000)	as at 30-Sep-07 (RM'000)	as at 31-Dec-07 (RM'000)
Non Current Assets	276,000	276,000	490,883	549,345
Current Assets	17,108	20,478	33,269	35,514
Total Assets	293,108	296,478	524,152	584,859
Current Liabilities	93,754	93,446	97,940	103,341
Non Current Liabilities	8,022	8,022	12,591	12,591
Net Assets	191,332	195,010	413,621	468,927
Unitholders' Funds	191,332	195,010	413,621	468,927
NAV per unit (RM)	0.80	0.82	1.06	1.20

82 - 4507

Total Assets Doubled

QuillCapita Trust



101%
RM 291 mil
RM 293mil
RM 296mil
RM 414mil
RM 585mil
Total Assets (RM'000)
550
450
350
250
150
31-Dec-06
31-Mar-07
30-Jun-07
30-Sep-07
31-Dec-07

Strong Financial Ratios

QuillCapita Trust

	(Unaudited)			
	As at 31-Mar-2007	As at 30-Jun-2007	As at 30-Sep-07	As at 31-Dec-07
Total Debt (RM'000)	90,479	89,610	90,547	89,860
Gearing ratio	0.31 times	0.30 times	0.17 times	0.15 times
Interest Service Cover ratio	4.98 times	5.00 times	5.04 times	6.23 times
Average Cost of Debt (p.a)	4.020%	3.995%	3.995%	3.995%

Notes: (1) Gearing Ratio refers to Total Debts over Total Assets

(2) Interest Service Cover Ratio is calculated based on profit before taxation and interest expenses over interest expenses

Debt Financing

QuillCapita Trust

Low Gearing – 15%


0.4
0.3
0.2
0.1
0
(Times) (x)
0.31
0.15
Adjusted Audited as at 31 Dec '06
Unaudited as at 31 Dec '07

QCT's gearing ratio has reduced from 0.31x to 0.15x leaving ample room for future acquisitions via borrowings

Adjusted Audited gearing as at 31 Dec 06 is calculated based on assumptions made in the Circular dated 16 July 07

Debt Maturity Profile

QuillCapita Trust

Committed Long Term Funding – until Nov 2011

Interest Rate fixed at 3.995% pa. – until Nov 2011


% of Debt
100%
0%
0%
0%
2008
2009
2010
2011

An investor has committed to subscribe RM90 million of CPs until Nov 2011.

Interest rate was locked in with HSBC via an interest rate swap until Nov 2011

Interest Rate Trend

QuillCapita Trust


4.500%
4.000%
3.500%
31/3/2007
30/6/2007
30/9/2007
31/12/2007
10 yrs MGS
QCT's Average Cost of Debt
10 years Mgs
Average Cost of Debt

Note : 10 yrs MGS refers to coupon-bearing long term bonds issued by the Government of Malaysia with original maturity of 10 years
Source : Bloomberg & QCT

82 - 4507

Portfolio Update

Portfolio as at 8 January 2007 (IPO Date)

QuillCapita Trust

Quill Building 1 – DHL 1	Quill Building 2 - HSBC	Quill Building 3 - BMW	Quill Building 4 – DHL 2
			
[illegible]	[illegible]	[illegible]	[illegible]

Net Lettable Area
493,118 sq. ft

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

Acquisitions within 5 months after the IPO

QuillCapita Trust

Current Net Lettable Area 799,547 sq. ft
*Excluding car park area

Wisma Technip



NLA : 233,021 sq. ft
Acq Value : RM125 mil
Purchase Price: RM125 mil
Current Value : RM141 mil

Part of Plaza Mont' Kiara



NLA : 73,408 sq. ft*
Acq Value : RM9[illegible] mil
Purchase Price: RM96 mil
Current Value : RM105 mil

✓ **The Sale & Purchase Agreements for the acquisitions of both Wisma Technip and part of Plaza Mont' Kiara were entered into on 8 June 2007.**

Note: The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

Issuance of 151,440,000 New Units

QuillCapita Trust

- ✓ **Placement of 151,440,000 New Units in QCT has been concluded on 3 September 2007**
- ✓ **Raised proceeds of RM225,948,480**
- ✓ **Hence, the acquisitions of Wisma Technip and part of Plaza Mont' Kiara were completed on 3 September 2007**

Summary of revaluation surplus

QuillCapita Trust

	Name of Properties	Net Book Value as at 31.12.07 (prior to Revaluation) (RM)	Net Book Value as at 31.12.07 (after Revaluation) (RM)	Surplus / (Deficit) incorporated into QCT (RM)	% Increase
1	Quill Building 1 – DHL 1	52,100,000	56,500,000	4,400,000	8.4%
2	Quill Building 2 - HSBC	107,500,000	117,500,000	10,000,000	9.3%
3	Quill Building 3 – BMW	59,506,672	66,900,000	7,393,328	12.4%
4	Quill Building 4 – DHL 2	57,000,000	62,100,000	5,100,000	8.9%
5	part of Plaza Mont' Kiara	91,507,497	105,000,000	13,492,503	14.7%
6	Wisma Technip	124,279,543	141,000,000	16,720,457	13.5%
	Total	**491,893,712**	**549,000,000**	**57,106,288**	**11.6%**

Current Real Estate Size

QuillCapita Trust

QCT's real estate size has doubled from IPO


RM 276 mil
Quill Buildings
RM549 mil
Wisma Technip & part of Plaza Mont' Kiara
45%
Quill Buildings
55%

IPO Date (8 January 2007)

31 December 2007

Notes: (1) At IPO, the real estate portfolio comprises 4 properties acquired at RM276 million (Please refers to the IPO Prospectus dated 10 December 2006)
(2) Quill Buildings refer to Quill Building 1-DHL1, Quill Building 2-HSBC, Quill Building 3-BMW & Quill Building 4-DHL2
(3) As at 31 December 2007, the real estate portfolio comprises of the 4 Quill Buildings, part of Plaza Mont' Kiara and Wisma Technip. The current market values of all 6 properties were valued by C H Williams Talhar & Wong on 1 December 2007

Geographical Diversification

QuillCapita Trust

At IPO	As at 31 December 2007


Cyberjaya
100%
Part of Plaza
Mont' Kiara
19%
Kuala Lumpur
City Centre
26%
Cyberjaya
55%

QCT has increased its exposure to prime locations in Kuala Lumpur City Centre and decentralised KL

Notes: (1) At IPO, the real estate portfolio comprises 4 properties acquired at RM276 million (Please refers to the IPO Prospectus dated 10 December 2006)

(2) Quill Buildings refer to Quill Building 1-DHL1, Quill Building 2-HSBC, Quill Building 3-BMW & Quill Building 4-DHL2

(3) As at 31 December 2007, the real estate portfolio comprises of the 4 Quill Buildings, part of Plaza Mont' Kiara and Wisma Technip. The current market values of all 6 properties were valued by C H Williams Talhar & Wong on 1 December 2007

Diversification of Properties

QuillCapita Trust

At IPO | **As at 31 December 2007**


Quill Building 2-HSBC, 39%
Quill Building 3-BMW, 22%
Quill Building 4-DHL 2, 20%
Quill Building 1-DHL1, 19%

Real Estate Size Doubled


Wisma Technip, 26%
Part of Plaza Mont' Kiara, 19%
Quill Building 2-HSBC, 22%
Quill Building 3-BMW, 12%
Quill Building 4-DHL2, 11%
Quill Building 1-DHL 1, 10%

Total Property Investment Value: RM276 mil

Total Property Investment Value: RM549 mil

Notes: (1) At IPO, the Total Property Investment Value was based on IPO Prospectus dated 10 December 2006

(2) As at 31 December 2007, the Total Property Investment Value was based on valuation made by C H Williams Talhar & Wong on 1 December 2007

Segmental Contributions

QuillCapita Trust

By Valuation



Office, 81%
Retail, 11%
Car Park, 8%

Notes: (1) Office comprises Quill Buildings and Wisma Technip
(2) Retail refers to retail portion of Plaza Mont's Kiara
(3) Car Park refers to car parking bays in Plaza Mont's Kiara

Blue-Chip Tenants

QuillCapita Trust

At IPO - Tenants from 4 Properties


Panasonic
2%
ACS
3%
TRW
5%
Quill
6%
BMW
7%
HSBC
37%
DHL
40%

Current - Tenants from 6 Properties


Panasonic
1.3%
ACS,
1.7%
TRW
3.4%
Quill
4%
BMW
4.4%
Sunrise
9.2%
HSBC
23%
DHL
24%
Technip
29%

Note : The above tenancy mix is calculated based on NLA

A Well Balanced Tenancy Mix

QuillCapita Trust


IT/Electronics
2.9%
Automotive
8%
Property / Construction
13%
Banking
23%
Logistics
24%
Oil & Gas
29%

Note : The above tenancy mix is calculated based on NLA

Stable Projected Rental Income

QuillCapita Trust

The real estate properties are currently 100% occupied with committed step-up rental rates


Portfolio Forecast Rental Rates
(RM psf / mth)
3.96
2.5%
4.06
4.7%
4.25
2007
2008
2009

Lease Renewal Profile

CapitaCommercial...


Leases up for Renewal (by NLA)
0%
2%
40%
0%
36%
12%
0%
10%
2007
2008
2009
2010
2011
2012
2013
2014
Years

82 - 4507

Asset Enhancement Initiatives

Quill Building 3-BMW
– Additional 27 Parking Lots have been created

QuillCapita Trust



Wisma Technip – Toilet Refurbishment





Before Refurbishment Work	During Refurbishment Work
▪Dated Fittings and Tiles	▪Removal of tiling, sanitary fittings & doors

Wisma Technip – Toilet Refurbishment



After Refurbishment	After Refurbishment
▪Modern Floor & Wall Tiles	▪Modern Toilet Fittings & Lighting Effect

Refurbishment works still in progress. Target completion by end August 2008

Wisma Technip – Canopy Enhancement

QuillCapita Trust





Existing Canopy	Proposed New Canopy
▪Insufficient coverage against rain	▪Provides shelter for passengers drop-off and shield from rain water

Quill Building 2-HSBC
– Fire Escape Staircase Roofing





Current Fire Escape Staircase (No.5)	Current Fire Escape Staircase (No.6)
▪Potential Health and Safety Risk during evacuation exercise	▪Potential Health and Safety Risk during evacuation exercise
▪Proposed new roof, scupper drains, etc	▪Proposed new roof, scupper drains, etc

Quill Building 3-BMW
– Access Staircase from Bus Stop

QuillCapita Trust

	
Existing Foot Path From Bus Stand	Proposed Location of Steps & Handrail
■Temporary steps used by tenants	■For convenience and safety of tenants

82 - 4507

Proposed Acquisitions

Proposed Acquisitions of 3 Properties

QuillCapita Trust

- Proposed acquisition of Quill Building 5 - IBM for RM43.0 million;
- Proposed acquisition of Quill Building 8 - DHL for RM28.8 million; and
- Proposed acquisition of Quill Building 10 - HSBC for RM22.7 million

Total Purchase Consideration = RM94.5 million

QCT's Property Portfolio Size will increase from RM549 million to RM643 million upon Completion Of Proposed Acquisitions

Quill Building 5 – IBM (Cyberjaya)

QuillCapita Trust

- Description: 5-storey building with 2 ½ storey basement car parks
- Land Title : GRN 102620, Lot 33402, Mukim Dengkil, Daerah Sepang (Freehold)
- Land Area : 69,763 sq. ft
- Main Tenant : IBM Malaysia Sdn Bhd
- Tenancy Period: 3+2+3+3 (First 5 years fixed)
- NLA: 80,000 sq ft
- Car Park: 217 covered car parks
  24 uncovered car parks



Market Value: RM43 million

Purchase Price: RM43 million

Expected 1st year Net Property Yield : 6.5%

Quill Building 8 (Glenmarie) - DHL

QuillCapita Trust

- **Description: 3-storey building**
- **Land Title : HS(D) 225960, PT112, Bandar Glenmarie Daerah Petaling (Freehold)**
- **Land Area : 122,734 sq. ft**
- **Lessee : DHL Express (Malaysia) Sdn Bhd**
- **Lease Period: 5+5 (from 1 Jul 2006)**
- **NLA: 65,205 sq ft**



Market Value: RM28.8 million

Purchase Price: RM28.8 million

Expected 1st year Net Property Yield : 6.4%

Quill Building 10 (Petaling Jaya) - HSBC

QuillCapita Trust

- Description: 4-storey building with one storey basement car park
- Land Title : PN 3699, Lot 57, Seksyen 13, Bandar Petaling Jaya (99 years Leasehold, expiring 27 Jan 2063)
- Land Area : 35,019 sq. ft
- Lessee : HSBC Bank (Malaysia) Berhad
- Lease Period: 6+3+3 (from 1 May 2006)
- NLA: 58,428 sq ft
- Car park : 74 lots



Market Value: RM22.74 million

Purchase Price: RM22.74 million

Expected 1st year Net Property Yield : 6.3%

Proposed Acquisitions Structure

QuillCapita Trust

- ✓ The Proposed Acquisitions will be funded by internal generated funds and / or debts.
- ✓ The Proposed Acquisitions will be yield accretive to QCT

82 - 4507

Effects of New Acquisitions

Real Estate Portfolio to increase by 17%

QuillCapita Trust


RM'000
700
600
500
400
300
200
100
0
RM276 m
100%
RM549 m
17%
RM643m
8 Jan 2007
Dec 2007
2 Q 2008

Note: Assume completion of acquisitions by 1 April 2008

Further Geographical Diversification

By Value

Existing Properties	Post-Acquisitions

QCT will further diversify geographically to other areas in Klang Valley


Kuala Lumpur City Centre 26%
Cyberjaya 55%
Mont Kiara 19%


Kuala Lumpur City Centre 22%
Cyberjaya, 54%
Mont Kiara 16%
Other Klang Valley Area 8%

Notes: (1) Other Klang Valley Area refers to Klang Valley generally excluding KLCC and Mont Kiara

(2) As at 31 December 2007, the real estate portfolio comprises 4 properties injected during the IPO, part of Plaza Mont' Kiara and Wisma Technip. The current market value of all 6 properties was valued by C H Williams Talhar & Wong on 1 December 2007

(3) The 3 new properties to be acquired were valued at RM94.5 million by CH Williams Talhar & Wong on 7 January 2008

Diversification of Properties

QuillCapita Trust

As at 31 December 2007



Wisma Technip, 26%
Part of Plaza Mont' Kiara, 19%
Quill Building 2- HSBC, 22%
Quill Building 3- BMW, 12%
Quill Building 4- DHL2, 11%
Quill Building 1- DHL 1, 10%

Total Property Investment Value: RM549 mil

Post-Acquisitions



Quill Building 5 - IBM, 7%
Quill Building 8 - DHL3 - 4%
Quill Building 10 - HSBC(M), 4%
Wisma Technip, 22%
Part of Plaza Mont' Kiara, 16%
Quill Building 2,- HSBC- 18%
Quill Building 3- BMW, 10%
Quill Building 4- DHL2, 10%
Quill Building 1- DHL 1, 9%

Total Property Investment Value: RM643 mil

Note: (1) As at 31 December 2007, the Total Property Investment Value was based on valuation made by C H Williams Talhar & Wong on 1 December 2007
(2) The 3 new properties to be acquired were valued at RM94.5 million by CH Williams Talhar & Wong on 7 January 2008

IBM – New blue-chip tenant added to the portfolio

QuillCapita Trust

Current - Tenants from 6 Properties



Panasonic 1.3%
ACS, 1.7%
TRW 3.4%
Quill 4%
Technip, 29%
BMW 4.4%
Sunrise, 9.2%
DHL 24%
HSBC 23%

Tenant Composition Post-Acquisitions



Panasonic 1%
ACS 1.3%
TRW 2.7%
BMW 3.5%
IBM 5.2%
DHL 25.1%
Quill 6.5%
Sunrise 7.3%
HSBC 24.2%
Technip 23.2%

Notes : The above tenancy mix is calculated based on NLA

82 - 4507

Tenancy Mix Analysis Post-Acquisitions

QuillCapita Trust



Automotive
6.2%
IT/Electronics
7.5%
Logistic
25.1%
Property/
Construction
13.8%
Banking
24.2%
Oil & gas
23.2%

Notes : The above tenancy mix is calculated based on NLA

82 - 4507

KL Office Market Uptrend Continues

KL Office Market Uptrend Continues

SuntecCapita Trust

- **Sustainable and healthy economic growth**
  - Strong focus on Klang Valley, Penang and Johor
- **KL office market experiencing market upturn**
  - Strong demand from business expansion coupled with tight supply of quality office space in the next 12 months
- **Increased foreign interests in KL property market**
  - Favourable foreign property investment policies
  - Expected foreign exchange gains
  - Offers attractive pricing & yields compared to regional peers
  - Developing M-REIT markets

QCT's Strategy

QCT Tomorrow

QuillCapita Trust

- Yield accretive acquisitions with long term sustainable growth
- Focus on strategically located premier quality buildings
- Klang Valley & other states in Malaysia
- Focus on continuous improvement to buildings and tenant relations

2008 Target Asset Size

QuillCapita Trust

By end of 2008, we target to achieve total asset size of approximately RM750 million


RM Million
900
750
600
450
300
150
0
RM276 mil
RM549 mil
RM643 mil
RM750 mil
8 Jan 2007
31 Dec 2007
2 Q 2008
End 2008

Note: The Total Asset size in 2Q 2008 is based on the assumption that the proposed acquisitions of 3 properties is completed in 2Q 2008

Long Term Sectoral & Geographical Growth

QuillCapita Trust


QCT
Klang Valley
(70%-80% of portfolio)
Premier Properties
Other States
(20%-30% of portfolio)
Offices
Retail Assets
Car Parks
Business Technology Park
Other Commercial Assets
Source
Pipeline and future commercial properties in Malaysia from
Quill & CapitaLand
3rd party commercial properties
Offices
Retail Assets
Car Parks
Business Technology Park
Other Commercial Assets

Acquisition Growth

QuillCapita Trust

Active implementation of acquisition strategies as stated in QCT's prospectus since listing...

Pipeline of commercial properties from Quill's and CapitaLand's existing portfolio in Malaysia	✓ New HSBC HQ ('10*') ✓ KL Sentral Lot J ('11*')
Future vehicles or property funds created by Quill or CapitaLand in Malaysia	✓ USD 270M (approx RM1B) Malaysia Commercial Development Fund
Third party commercial properties	

** Projected injection and/or development completion dates*

Quill Capita Trust

Quill Capita Trust

Quill Capita Management Sdn Bhd
Suite 11.01A Level 11
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

For information, please call:
Mr Chan Say Yeong
Ms Yong Su-Lin
Corinne Tan
Celine Lau
(General Line: 03-2380 6288)

QuillCapita Trust

Thank You

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chool Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jan-2008 14:02:13
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capita Trust - (1) Revaluation of Properties; and (2) Proposed acquisitions by QCT of three properties"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	QCT.Revaluationofproperties.150108.pdf QCT.Proposed.Acquisitionsofproperties.150108.pdf Total size = **654K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	15-Jan-2008 12:51:00
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Revaluation Of Properties
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-RevaluationofProperties.pdf Total size = **64K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Reference No QC-080108-59821

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**Quill Capita Trust**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**Corinne Tan**
* Designation	:	**Finance & Compliance Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Quill Capita Trust : Revaluation Of Properties

* **Contents :-**

The Board of Directors of Quill Capita Management Sdn. Bhd, the Manager of Quill Capita Trust ("QCT") is pleased to announce the current market valuation and revaluation surplus of QCT's properties, of RM 549 million and RM 57.106 million respectively, full details as per file attached .

QCT Property revaluation.p

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Subject : Revaluation of Properties

1.0 INTRODUCTION

The Board of Directors of Quill Capita Management Sdn Bhd, the Manager of Quill Capita Trust ("QCT") is pleased to announce that pursuant to Clause 11.02(1) of the Securities Commission ("SC")'s Guidelines on Real Estate Investment Trusts ("REITs"), Clause 5 of Guidance Note 5 of SC's Guidelines on REITs and Paragraph 9.19 (44) of the Listing Requirements of Bursa Malaysia Securities ("Bursa Securities"), the current market valuation and revaluation surplus of Quill Building 1 – DHL 1, Quill Building 2 - HSBC, Quill Building 3 – BMW, Quill Building 4 – DHL 2, part of Plaza Mont' Kiara and Wisma Technip (collectively known as "the Properties") of RM549.00 million and RM57.106 million, respectively shall be incorporated into the accounts of QCT as at 31 December 2007.

2.0 PURPOSE OF VALUATION

The revaluation exercise was conducted for accounting purposes in accordance to the Financial Reporting Standard 140 (Investment Property).

Pursuant to Guidance Note 5 of the SC's Guidelines on REITs, the revaluation does not require SC's approval but a copy of the valuation report of the Properties will be submitted to SC.

3.0 REVALUATION SURPLUS

The details of the revaluation surplus are set out below:

	Name of Properties	Date of Last Valuation	Valuation Date	Net Book Value as 31.12.07 (prior to Proposed Revaluation) (RM)	Proposed Revaluation Amount * (RM)	Surplus / (Deficit) incorporated into QCT (RM)
1	Quill Building 1 – DHL 1	24.2.2006	1.12.2007	52,100,000	56,500,000	4,400,000
2	Quill Building 2 - HSBC	24.2.2006	1.12.2007	107,500,000	117,500,000	10,000,000
3	Quill Building 3 – BMW	24.2.2006	1.12.2007	59,506,672	66,900,000	7,393,328
4	Quill Building 4 – DHL 2	24.2.2006	1.12.2007	57,000,000	62,100,000	5,100,000
5	part of Plaza Mont' Kiara	9.5.2007	1.12.2007	91,507,497	105,000,000	13,492,503
6	Wisma Technip	10.4.2007	1.12.2007	124,279,543	141,000,000	16,720,457
	Total			491,893,712	549,000,000	57,106,288

* *The Properties were valued by Messrs CH Williams Talhar & Wong, an independent firm of professional valuer, registered with the Board of Valuers, Appraisers & Estate Agents Malaysia.*

4.0 EFFECTS ON THE NET ASSET VALUE

Based on the unaudited results as at 31 December 2007, the net asset value per unit of QCT will increase from RM1.056 (before revaluation) to RM1.20 upon incorporation of the revaluation surplus RM57,106,288.

5.0 DOCUMENTS AVAILABLE FOR INSPECTION

The valuation reports in relation to the revaluation dated 1 December 2007 are made available for inspection at the registered office of Quill Capita Management Sdn Bhd at No.517B, Jalan Tiong, Off Jalan Ipoh, 51100 Kuala Lumpur, Malaysia during normal office hours from Monday to Friday (except public holidays) for a period of 3 months from the date of this announcement.

The announcement is dated 15 January 2008.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	15-Jan-2008 13:05:07
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisitions by QCT of Three Properties
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT-ProposedAcquisitions.pdf Total size = **389K** (2048K size limit recommended)

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Form Version 2.0
General Announcement
Reference No QC-080115-2B891

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (If applicable)	:
*	Company name	: **Quill Capita Trust**
*	Stock name	: **QCAPITA**
*	Stock code	: **5123**
*	Contact person	: **Corinne Tan**
*	Designation	: **Finance & Compliance Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed Acquisitions by Quill Capita Trust ("QCT" or the "Fund") of three properties

* **Contents :-**

The Board of Directors ("Board") of Quill Capita Management Sdn. Bhd. ("QCM" or " The Manager"), the manager of QCT, wishes to announce that Mayban Trustees Berhad ("Mayban Trustee" or " the Trustee"), acting as trustee for and on behalf of QCT, has on 15 January 2008 , entered into conditional sale & purchase agreements to acquire three new properties . Please refer to file attached for further details of the proposed acquisitions.

Announcement [Acq IBM DHL HSBC] FIN/

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Announcement

Subject: Proposed Acquisitions by Quill Capita Trust ("QCT" or the "Fund") of the following three (3) Properties:

a) **a five (5) storey building with sub-basements car park with an approximate net lettable area of 80,000 square feet erected on a substantial part of that piece of freehold land held under title Geran No. 102620 for Lot 33042, Mukim Dengkil, Daerah Sepang, Selangor Darul Ehsan. ("Quill Land & Building 5-IBM") from Quill Land Sdn Bhd (Co No. 449957-X)**

b) **a three (3) storey building with an approximate net lettable area of 65,205 square feet erected on a substantial part of that piece of freehold land held under title No. H.S.(D) 225960, PT 112, Bandar Glenmarie, Daerah Petaling, Selangor Darul Ehsan ("Quill Land & Building 8-XPJ") from Quill Logistics Sdn Bhd (Co. No. 686274-U)**

c) **a four (4) storey building with one (1) storey basement car park with an approximate net lettable area of 58,428 square feet erected on a 99 years leasehold land held under title no. PN 3699, Lot 57, Seksyen 13, Bandar Petaling Jaya, Daerah Petaling, Selangor Darul Ehsan ("Quill Land & Building 10-HSBC Section 13") from Quill Contracts Sdn Bhd (Co. No: 453294-T)**

Contents:

1.0 INTRODUCTION

The Board of Directors ("Board") of Quill Capita Management Sdn Bhd ("QCM" or "the Manager"), the manager of QCT, wishes to announce that Mayban Trustees Berhad ("Mayban Trustee" or "the Trustee"), acting as trustee for and on behalf of QCT has on 15 January 2008 entered into the following agreements:

(i) a conditional sale and purchase agreement to acquire from Quill Land Sdn Bhd ("Quill Land") a substantial part of that piece of land held for a term in perpetuity under title Geran No. 102620 for Lot 33042, Mukim Dengkil, Daerah Sepang, Selangor Darul Ehsan, together with a five (5) storey building with sub-basements car park with an approximate net lettable area of 80,000 square feet erected on a freehold land (collectively, "Quill Land & Building 5-IBM"), for a cash consideration of RM43,000,000 ("Proposed Acquisition of Quill Land & Building 5-IBM");

(ii) a conditional sale and purchase agreement to acquire from Quill Logistics Sdn Bhd ("Quill Logistics") a substantial part of that piece of land held for a term in perpetuity under title No.H.S.(D) 225960, PT 112, Bandar Glenmarie, Daerah Petaling, Selangor Darul Ehsan, together with a three (3) storey building with an approximate net lettable area of 65,205 square feet erected on a freehold land (collectively, "Quill Land & Building 8-XPJ"), for a cash consideration of RM28,800,000 ("Proposed Acquisition of Quill Land & Building 8-XPJ"); and

(iii) a conditional sale and purchase agreement to acquire from Quill Contracts Sdn Bhd ("Quill Contracts") all that piece of land held for a leasehold land under title no. PN 3699, Lot 57, Seksyen 13, Bandar Petaling Jaya, Daerah Petaling, Selangor Darul Ehsan, together with a four (4) storey building with one (1) storey basement car park with an approximate net lettable area of 58,428 square feet erected on a 99 years leasehold land (collectively, "Quill Land & Building 10-HSBC Section 13") for a cash consideration of RM22,740,000 ("Proposed Acquisition of Quill Land & Building 10-HSBC Section 13")

The Proposed Acquisition of Quill Land & Building 5-IBM, Proposed Acquisition of Quill Land & Building 8-XPJ and Proposed Acquisition of Quill Land & Building 10-HSBC Section 13 are not inter-conditional upon each other and shall collectively be referred to as the "Proposed Acquisitions".

2.0 DETAILS OF THE PROPOSED ACQUISITIONS

2.1 Proposed Acquisition of Quill Land & Building 5-IBM

QCT proposes to acquire Quill Land & Building 5-IBM for a cash consideration of RM43,000,000 from Quill Land.

The Property is to be acquired free from encumbrances but subject to the terms and conditions stipulated in the sale and purchase agreement for such acquisition entered into between the Trustee and Quill Land on 15 January 2008 ("SPA-IBM").

Pursuant to the Deed dated 9 October 2006 constituting QCT, entered into between the Trustee and QCM ("QCT Deed"), Mayban Trustee, as the trustee for QCT, has approved the Proposed Acquisition of Quill Land & Building 5-IBM.

2.1.1 Information on Quill Land & Building 5-IBM

The subject property is located about 40 kilometres by road to the south of Kuala Lumpur City Centre.

The land upon which the subject property is erected ("Master Land") is currently registered in favour of QCT and is charged in favour of UOB

Trustee (Malaysia) Berhad ("**UOB**"). The Master Land is also subject to a lease registered in favour of HSBC Electronic Data Processing (Malaysia) Sdn. Bhd. (Company No. 587320-H) in respect of Quill Building 2-HSBC ("**HEDP Lease**").

The subject property is currently tenanted to and occupied by IBM Malaysia Sdn Bhd (Company No. 500613-M) pursuant to a Tenancy Agreement dated 7 December 2007 ("**IBM Tenancy Agreement**") for a total net lettable area of 52,000 square feet for an initial term of three(3) years commencing from 15 January 2008 and upon expiry thereof, for another fixed term of two(2) years with an option to renew for two(2) further consecutive terms of three(3) years upon terms contained therein. The rental income in respect of the balance net lettable area of approximately 28,000 square feet in area comprised in the subject property and the income from all other car parks not being used by the said tenant will be guaranteed by Quill Land or its related company at the same rate and charges as stipulated in the IBM Tenancy Agreement.

Further details are set out below:

Property's address	:	IBM Malaysia Berhad, Quill Building 5, 3500, Jalan Teknokrat 3, 63000 Cyberjaya, Selangor Darul Ehsan
Tenure	:	Term in perpetuity
Land Area for Quill Building 5 – IBM	:	6,480 square metres
Title Land Area for Parent Lot No. 33042	:	26,651 square metres
Net Lettable Area	:	80,000 square feet
Approximate age of building	:	1 month
Occupancy	:	100%*
Market Value	:	RM43,000,000

* *Upon completion of the SPA-IBM, QCT will receive rental income based on 80,000 square feet.*

2.1.2 Salient terms and conditions of the proposed Acquisition of Quill Land & Building 5-IBM

Subject to the terms and conditions of the SPA-IBM, the sale and purchase of Quill Land & Building 5-IBM is conditional upon the following conditions precedent being fulfilled within three (3) months from the date of the sale and purchase agreement:-

(1) QCT being satisfied with the results of its due diligence exercise in respect of the proposed acquisition;

(2) the total audited assets of QCT as of 31 December 2007 has a value of more than RM400 million;

(3) the delivery of a letter from UOB of the subject property disclaiming its rights in respect of the subject property and confirming that it shall exclude the subject property in the event when it exercises its right under the relevant land charge;

(4) the delivery of a duly executed deed of novation in respect of the IBM Tenancy Agreement; and

(5) the delivery of a duly executed deed of revocation of a power of attorney in respect of the subject property by the Trustee granted in favour of Quill Land .

The purchase price of the subject property will be payable within thirty (30) business days from the date when the last of the conditions precedent mentioned above are fulfilled or waived or such extended period as the parties may mutually agree.

On completion, QCT shall become the legal and beneficial owner of the subject property and the IBM Tenancy Agreement shall be novated to QCT.

Quill Land shall be responsible for applying for and on behalf of QCT for the sub-division of the land upon which the subject property is erected and for the issuance of the separate document of title to the subject property.

2.2 Proposed Acquisition of Quill Land & Building 8-XPJ

QCT proposes to acquire Quill Land & Building 8-XPJ for a total lump sum cash consideration of RM31,000,000 from Quill Logistics.

The Property is to be acquired free from encumbrances but subject to the terms and conditions stipulated in the sale and purchase agreement for such acquisition entered into between the Trustee and Quill Logistics on 15 January 2008 ("SPA-XPJ").

Pursuant to the Deed dated 9 October 2006 constituting QCT, entered into between the Trustee and QCM ("QCT Deed"), Mayban Trustee, as the trustee for QCT, has approved the Proposed Acquisition of Quill Land & Building 8-XPJ.

2.2.1 Information on Quill Land & Building 8-XPJ

The subject property is situated within Section U1, 40150 Shah Alam, Selangor.

The subject property is located about 5 kilometres by road to the east of Shah Alam City Centre.

The land upon which the subject property is erected is currently charged in favour of EON Bank Berhad (Company No. 92351-V) ("**EON**") and the same shall be discharged and released upon completion of the SPA-XPJ.

The subject property is currently leased to and occupied by DHL Express (Malaysia) Sdn Bhd (Company No. 23332-X) pursuant to an Agreement to Lease dated 7 October 2005 and a memorandum of lease pursuant thereto ("**DHL Lease Agreement**") for a total net lettable area of 60,000 square feet for a fixed term of five (5) years commencing from 1 July 2006 with an option to renew for a further fixed term of five (5) years upon terms and conditions contained therein ("**DHL Lease**"). The rental income in respect of the balance net lettable area comprised in the subject property of approximately 5,205 square feet in area will be guaranteed by Quill Logistics or its related company at the same rate and charges as stipulated in the DHL Lease Agreement.

Further details are set out below:

Property's address	:	8, Jalan Pemaju U1/15, Seksyen U1, 40150 Shah Alam, Selangor Darul Ehsan
Tenure	:	Term in perpetuity
Land Area for Quill Building 8 –XPJ	:	8,308.27 square metres
Title Land Area For Parent Lot No. PT 112	:	11,402 square metres
Net Lettable Area.	:	65,205* square feet
Approximate age of building	:	1.5 years
Occupancy	:	100% (upon completion of SPA)
Market Value	:	RM28,800,000

* *Upon completion of the SPA-XPJ, QCT will receive rental income based on 65,205 square feet.*

2.2.2 Salient terms and conditions of the proposed Acquisition of Quill Land & Building 8-XPJ

Subject to the terms and conditions of the SPA-XPJ, the sale and purchase of Quill Land & Building 8-XPJ is conditional upon the following conditions precedent being fulfilled within three (3) months from the date of the sale and purchase agreement:-

(1) QCT being satisfied with the results of its due diligence exercise in respect of the proposed acquisition;

(2) the total audited assets of QCT as of 31 December 2007 has a value of more than RM400 million;

(3) the delivery to QCT of a redemption statement cum undertaking from EON for redemption of the subject property; and

(4) the delivery to QCT's solicitors of the DHL Lease Documents.

The purchase price of the subject property will be payable within thirty (30) business days from the date when the last of the conditions precedent mentioned above are fulfilled or waived or such extended period as the parties may mutually agree.

Quill Logistics has set aside and retained a portion of the land measuring approximately 34,718.8 square feet in area ("Excluded Portion") upon which the subject property is erected for future development. This Excluded Portion does not form part of the sale and purchase of the subject property by QCT.

On completion, QCT shall become the legal and beneficial owner of the subject property and the DHL Lease shall be novated to QCT.

Quill Logistics shall be responsible for applying for and on behalf of QCT for the sub-division of the land upon which the subject property is erected and for the issuance of the separate document of title to the subject property and the Excluded Portion.

2.3 Proposed Acquisition of Quill Land & Building 10-HSBC Section 13

QCT proposes to acquire Quill Land & Building 10-HSBC Section 13 for a cash consideration of RM22,740,000 from Quill Contracts.

The Property is to be acquired free from encumbrances but subject to the terms and conditions stipulated in the sale and purchase agreement for such acquisition entered into between the Trustee and Quill Contracts on 15 January 2008 ("SPA-HSBC").

Pursuant to the Deed dated 9 October 2006 constituting QCT, entered into between the Trustee and QCM ("QCT Deed"), Mayban Trustee, as the trustee

for QCT, has approved the Proposed Acquisition of Quill Land & Building 10-HSBC Section 13.

2.3.1 Information on Quill Land & Building 10-HSBC Section 13

The subject property is located approximately 3 kilometres by road to the north-west of Petaling Jaya City Centre.

The land upon which the subject property is erected is currently charged in favour of HSBC Bank Malaysia Berhad (Company No. 127776-V) (**"HSBC"**) and the same shall be discharged and released upon completion of the SPA-HSBC.

The subject property is currently leased to and occupied by HSBC Bank Malaysia Berhad (Company No. 127776-V) pursuant to an Agreement to Lease dated 14 March 2006 and a memorandum of lease pursuant thereto for a total net lettable area of 58,428 square feet for a fixed term of 6 years commencing from 30 April 2006 (**"HSBC Lease"**) with an option to renew for a further two(2) consecutive terms of three (3) years each by way of tenancy upon terms contained therein.

Further details are set out below:

Property's address	:	2A, Lorong 13/6A, Section 13, Petaling Jaya, Selangor
Tenure	:	Leasehold Land for 99 years expiring 27 January 2063
Title Land Area	:	3,253.2651 square metres (35,019 square feet)
Net Lettable Area	:	58,428 square feet
Approximate age of building	:	11 months
Occupancy	:	100%
Market Value	:	RM22,740,000

2.3.2 Salient terms and conditions of the proposed Acquisition of Quill Land & Building 10-HSBC Section 13

Subject to the terms and conditions of the SPA-HSBC, the sale and purchase of Quill Land & Building 10-HSBC Section 13 is conditional upon the following conditions precedent being fulfilled within three (3) months from the date of the sale and purchase agreement:-

(1) QCT being satisfied with the results of its due diligence exercise in respect of the proposed acquisition;

(2) the total audited assets of QCT as of 31 December 2007 has a value of more than RM400 million;

(3) the delivery to QCT of a redemption statement cum undertaking from HSBC for redemption of the subject property; and

(4) the delivery to QCT's solicitors of the HSBC Lease Documents.

The purchase price of the subject property will be payable within thirty (30) business days from the date when the last of the conditions precedent mentioned above are fulfilled or waived or such extended period as the parties may mutually agree.

On completion, QCT shall become the legal and beneficial owner of the subject property and QCT shall be entitled to all rentals and other income derived from the HSBC Lease after the completion.

Notwithstanding completion of the SPA, there are specific provisions in the SPA requiring Quill Contracts to compensate QCT in the event HSBC vacates the subject property pursuant to the specific provisions in respect of the HSBC Lease. In addition and without prejudice to the foregoing, QCT may require Quill Contracts to repurchase the subject property at its then current state and condition for a consideration equivalent to the purchase price stated in the SPA.

2.4 Liabilities to be assumed by QCT

QCT will not assume any liabilities from the Vendor pursuant to the Proposed Acquisitions.

2.5 Source of Funding

The Proposed Acquisitions will be funded by internal generated funds and /or bank borrowings of QCT.

3.0 INFORMATION ON THE VENDOR

3.1 Quill Land Sdn Bhd

Quill Land is a private limited company incorporated in Malaysia under the Companies Act, 1965 on 14 October 1997. Quill Land is principally an investment holding company, property investment, letting and management of properties. As at todate, the authorized capital is RM5,000,000 divided into 5,000,000 ordinary shares of RM1.00 each and its issued and paid-up capital is

RM2,500,000 only. The registered office of Quill Land is at No.22-3, Jalan 4/91, Taman Shamelin Perkasa, 56100 Kuala Lumpur.

3.2 Quill Logistics Sdn Bhd

Quill Logistics is a private limited company incorporated in Malaysia under the Companies Act, 1965 on 28 March 2005. Quill Logistics is principally managing, renting and leasing of properties. As at todate, the authorized capital is RM1,000,000 divided into 1,000,000 ordinary shares of RM1.00 each and its issued and paid-up capital is RM800,000 only. The registered office of Quill Logistics is at 517B Jalan Tiong, 51100 Kuala Lumpur.

3.3 Quill Contracts Sdn Bhd

Quill Contracts is a private limited company incorporated in Malaysia under the Companies Act, 1965 on 18 November 1997. Quill Contracts is principally an investment holding company, property investment, letting and management of properties. As at todate, the authorized capital is RM5,000,000 divided into 5,000,000 ordinary shares of RM1.00 each and its issued and paid-up capital is RM3,670,000 only. The registered office of Quill Contracts is at No. 22-3, Jalan 4/91, Taman Shamelin Perkasa, 56100 Kuala Lumpur.

4.0 RATIONALE FOR THE PROPOSED ACQUISITIONS

The objective of QCM is to continuously pursue an acquisition strategy to acquire commercial properties primarily in Malaysia with a view to provide long-term and sustainable distribution of income to unitholders and achieve long-term growth in the net asset value per unit of QCT. The Proposed Acquisitions are aimed at providing unitholders with stable distributions and enhancing the value of QCT's property portfolio over time through acquiring good quality properties with strong recurring rental income and potential for revenue and capital growth.

QCM believes that the Proposed Acquisitions are in line with its investment strategy of acquiring well-located quality properties with strong tenants in Klang Valley and Cyberjaya. In addition, the high occupancy rates and rents of the three assets will generate a stable and sustainable income stream which in turn complement and enhance QCT's current property portfolio. Further, the Manager believes that the properties are acquired at attractive prices relative to the cash flows that they generate. The yield-accretive Proposed Acquisitions is expected to provide unitholders with a higher distribution per unit going forward.

Further, QCM believes that the Proposed Acquisitions will at the same time diversify and enlarge QCT's portfolio of properties and is expected to benefit QCT in the long term. The purchase consideration of the Proposed Acquisitions is fully supported by the independent valuation conducted by CH Williams Talhar & Wong Sdn Bhd dated 7 January 2008.

5.0 FINANCIAL EFFECTS OF THE PROPOSED ACQUISITIONS

5.1 Unit Capital

The Proposed Acquisitions will not have any effect on the total units in issue and substantial unitholders' unitholding of QCT as the purchase consideration is expected to be paid entirely by internal generated funds and/or bank borrowings of QCT.

5.2 Net Asset Value

The Proposed Acquisitions will have no impact or changes to the unaudited NAV of QCT at the time of completion.

5.3 Earnings

The Proposed Acquisitions is expected to have a positive impact on the earnings of QCT for the financial year ending 31 December 2008.

5.4 Distributions

The Board of QCM intends to distribute 100% of the distributable income for the financial year ending 31 December 2008. Thereafter, it intends to distribute at least 90% of the distributable income for the relevant financial year or such other percentage and at such intervals as may be determined by QCM.

5.5 Gearing

QCM intends to utilise internal generated funds and /or bank borrowings of QCT to fund the Proposed Acquisitions. If the Proposed Acquisitions is funded entirely by debt, the proposed debt financing will increase QCT's gearing ratio to 27% of unaudited total assets as at 31 December 2007, which is below the gearing limit of 50% prescribed by the Guidelines on Real Estate Investment Trusts issued by the Securities Commission.

6.0 APPROVALS REQUIRED

Pursuant to the Guidelines on Real Estate Investment Trusts issued by the Securities Commission dated 3 January 2005 and subsequent amendments thereafter, the valuation set out in the Proposed Acquisitions is not subject to approvals by the Securities Commission.

7.0 INTEREST OF DIRECTORS AND MAJOR SHAREHOLDERS OF QCM OR MAJOR UNITHOLDERS OF QCT

Save as disclosed below, none of the Directors or major shareholders of QCM, or major unitholders of QCT and persons connected to them has any interest, direct or indirect, in the Proposals:

a) Quill Properties Sdn Bhd, Quill Land Sdn Bhd and Quill Estates Sdn Bhd are currently holding collectively 30% of QCT's total units in circulation.
b) Quill Resources Holding Sdn Bhd is one of the shareholders of QCM.

The shareholders of Quill Properties Sdn Bhd, Quill Land Sdn Bhd, Quill Estates Sdn Bhd, Quill Resources Holding Sdn Bhd, Quill Logistics Sdn Bhd and Quill Contracts Sdn Bhd are Dato' Michael Ong Leng Chun and Dato' Low Moi Ing.

Hence, the directors of QCM who are related to the Quill Group, namely Dato' Low Moi Ing and Dato' Michael Ong Leng Chun, have abstained and will continue to abstain from voting at QCM's board meetings on the resolutions pertaining to the Proposed Acquisitions.

8.0 RISK FACTORS

The properties may be subject to certain risks inherent in the property market industry. These include but are not limited to the following:-

a) Non-fulfillment of the conditions precedent stipulated in the SPA;
b) Non registration of the transfer of the subject properties;
c) Compulsory acquisition by the Government;
d) Non-renewal of tenancy after expiry due to change in circumstances of the tenants;
e) Adverse change in national or economic conditions;
f) Adverse local market conditions;
g) The financial conditions of tenants, buyers and sellers of properties;
h) Changes in environmental laws and regulations, zoning laws and other governmental rules and fiscal policies;
i) Changes in relative popularity of property types and locations leading to an oversupply of space or a reduction in tenant demand for a particular type of property in a given market;
j) Competition among property owners for tenants;
k) Illiquidity of real estate investments; and
l) Acts of God, uninsurable losses and other factors.

9.0 ESTIMATED TIMEFRAME FOR COMPLETION

The Proposed Acquisitions is expected to be completed by April 2008.

10.0 DOCUMENTS FOR INSPECTION

The sale and purchase agreements and the valuation reports on the properties are available for inspection at the registered office of QCM at No. 517B, Jalan Tiong, Off Jalan Ipoh, 51100 Kuala Lumpur during normal business hours from Monday to Friday (except public holidays) for a period of three (3) months from the date of this announcement.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF STAKE IN SAVU INVESTMENTS LTD

CapitaLand Limited ("**CapitaLand**") wishes to announce that its indirect wholly-owned subsidiary, Malachite Land Pte Ltd (**"Malachite"**), and the other shareholder (collectively, the "**Vendors**") of Savu Investments Ltd ("**Savu**"), have entered into an agreement (the **"Agreement"**) for the sale of their respective shareholdings in Savu (collectively, the "**Sale**"). Pursuant to the Agreement, Malachite would sell its entire 50% stake (comprising 12,500,000 ordinary shares) (the "**Sale Shares**") in Savu and assign all its rights in respect of the shareholder loans extended by Malachite to Savu (the "**Loans**").

Savu owns the office building in Singapore known as Hitachi Tower (the "**Property**").

The cash consideration (the "**Consideration**") for the Sale Shares and the assignment of the Loans is S$403.5 million, subject to a post-completion adjustment of the net asset value of Savu as of 26 February 2008 (the "**Completion Date**"). The Consideration was arrived at on a wiling-buyer willing-seller basis, taking into account, among other factors, the agreed value of the Property at S$811 million (about S$2,900 per square foot of Net Lettable Area) and the assignment of the Loans.

CapitaLand's carrying value of the Sale Shares, based on the management accounts of Savu as at 31 December 2007 was S$207.5 million.

Completion of the Sale is subject to the fulfilment of certain conditions precedent set out in the Agreement, including the utilisation of financing obtained by the purchaser having been effected, the discharge of the existing encumbrances over the Property, and there being no material breach on or at any time before the Completion Date of any of the warranties, representations, covenants and undertakings given by the Vendors (the "**Completion**").

Upon the Completion, CapitaLand will recognise in its Group consolidated accounts a gain of approximately S$110.1 million. Savu will cease to be an associated company of CapitaLand.

Based on the unaudited consolidated financial statements of CapitaLand for the 9 months ended 30 September 2007:

(1) assuming that the Sale was effected on 1 January 2007, CapitaLand's earnings per share would have increased from 74.4 cents to 78.3 cents; and

(2) assuming that the Sale was effected on 30 September 2007, the financial impact on CapitaLand's net tangible assets per share would not be material.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
15 January 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Jan-2008 18:53:01
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Voluntary unconditional cash offer for The Ascott Group Limited - Appointment of PricewaterhouseCoopers Corporate Finance Pte Ltd as Independent Financial Adviser"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.annc.150108.pdf Total size = **250K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration no. 197900881N

VOLUNTARY UNCONDITIONAL CASH OFFER FOR THE ASCOTT GROUP LIMITED (THE "COMPANY")
APPOINTMENT OF PRICEWATERHOUSECOOPERS CORPORATE FINANCE PTE LTD AS INDEPENDENT FINANCIAL ADVISER

The Board of Directors of the Company refers to the announcement dated 8 January 2008 made by DBS Bank Ltd (the "**Offer Announcement**"), for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, in relation to the Offeror's intention to make a voluntary unconditional cash offer (the "**Offer**") for the Company.

The Board of Directors of the Company wishes to inform its shareholders ("**Shareholders**") that it has appointed PricewaterhouseCoopers Corporate Finance Pte Ltd ("**IFA**") as the independent financial adviser to advise the Directors of the Company who are considered independent for the purposes of the Offer (the "**Independent Directors**").

A circular containing, *inter alia*, the advice of IFA and the recommendation of the Independent Directors in respect of the Offer (the "**Circular**") will be sent to Shareholders within 14 days of the despatch of the offer document to be issued by or for and on behalf of the Offeror.

In the meantime, Shareholders are advised to exercise caution when dealing in their shares in the Company ("Shares") and to refrain from taking any action in relation to their Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations of the Independent Directors as well as the advice of IFA, which will be set out in the Circular to be issued in due course.

The Board of Directors of the Company (including those who may have delegated detailed supervision of this announcement ("**Announcement**")) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

By Order of the Board

Hazel Chew / Lam Chee Kin
Joint Company Secretaries
15 January 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jan-2008 06:57:25
Announcement No.	00008

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The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) Unaudited financial statement and distribution announcement for the period ended 31 December 2007; and (2) CRCT's fourth quarter distribution exceeds forecast by 9.1%"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CRCTML on the SGX website www.sgx.com.sg.
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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST
UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT FOR THE PERIOD ENDED 31 DECEMBER 2007

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CAPITARETAIL CHINA TRUST
UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT FOR THE PERIOD ENDED 31 DECEMBER 2007

Summary of CRCT Results

	4Q 2007			FY 2007[4]			2H 2007	YTD 2007[1]
	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000	Actual S$'000
Gross Revenue	17,920	20,174	(11.2)	71,855	77,599	(7.4)	36,933	78,194
Net Property Income	11,648	13,480	(13.6)	46,514	50,719	(8.3)	23,388	48,933
Distributable Income[3]	8,585	7,874	9.1	31,988	29,271	9.5	16,741	32,288
Distribution Per Unit ("DPU") (cents)								
For the period	1.80	1.65	9.1	6.72	6.13	9.5	3.51	6.78
Annualised	7.15	6.55	9.1	6.72	6.13	9.5	7.02	N.M.

Footnotes:
1. *YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 31 December 2007.*
2. *The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006 (the "Prospectus").*
3. *After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six month periods ending 30 June and 31 December of each year within 90 days after each of the said dates.*
4. *FY 2007 is defined as the financial period from 1 January 2007 to 31 December 2007.*

N.M. – not meaningful

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Prospectus, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 July 2007 to 31 December 2007
Distribution type	Capital Distribution
Distribution rate	3.51 cents per unit
Book closure date	Notice of Book Closure and Distribution Payment Date to be announced shortly.
Payment date	

CAPITARETAIL CHINA TRUST
UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT FOR THE PERIOD ENDED 31 DECEMBER 2007

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

As approved by Unitholders at the Extraordinary General Meeting held on 4 December 2007, the acquisition of Xizhimen Mall will be through the acquisition of the entire issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd. For the purpose of partly financing the acquisition, CRCT will issue new units so as to raise gross proceeds of up to approximately S$280 million in the manner described in the Circular dated 14 November 2007. The Proposed Acquisition and Equity Fund Raising are expected to be completed no later than January 2008.

As at 31 December 2007, CRCT owns and invests in a portfolio of seven retail mall properties (the "Properties") located in five key cities of China. The Properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

COMPARATIVE STATEMENTS

There are no comparative statements for the corresponding period of the immediately preceding financial year or as at the end of the immediately preceding financial year. As disclosed in the Prospectus, no pro forma consolidated statements of total return, consolidated statement of cash flows and consolidated balance sheet to show the pro forma historical financial performance of CRCT and its subsidiaries (the "Pro Forma Group") have been prepared as:-

1. Wangjing Mall and Xinwu Mall are newly developed and have very limited operating track records. Wangjing Mall was only recently completed while Xinwu Mall only commenced operations in December 2005. As such, the period of operations is too short for the Manager to practicably construct meaningful historical pro forma financial information;

2. Jiulong Mall and Jinyu Mall were acquired from independent third parties and indirectly held by CapitaLand Limited ("the Sponsor") for only a few months prior to the date of this Prospectus. The Sponsor indirectly acquired Anzhen Mall in July 2005 and took a master lease over Qibao Mall in May 2005. Accordingly, the historical financial information relating to these four properties are unavailable from the vendors or lessor (in case of Qibao Mall) and the Sponsor's ownership period or possession period (in the case of Qibao Mall) of these properties is too short for the Manager to construct meaningful historical pro forma financial information;

3. Zhengzhou Mall, Jinyu Mall and Anzhen Mall were wholly-occupied by the vendors for their retail operations prior to their disposal to the Sponsor. Accordingly, even if the historical financial information relating to these properties were made available, the Manager would not be able to identify the property-related expenses of the vendors from the expenses incurred by the vendors in connection with their overall business operations. There is also no historical rental income for these properties as they were wholly-occupied by the vendors. Accordingly, the relevant information to prepare the historical pro forma financial information is unavailable to the Manager;

4. Anzhen Mall, Zhengzhou Mall and Jinyu Mall and the majority of the gross rentable area of Jiulong Mall have been under master lease agreements since the Sponsor acquired them from the vendors. The Sponsor has also implemented major asset enhancement initiatives at Qibao Mall (since the Sponsor took possession of the mall in May 2005) to reposition the mall as a "one-stop" retail destination. Accordingly, any attempt to construct historical pro forma financial information based on the historical financial statements of these five properties (in the unlikely event that they are made available to the Manager) may be misleading to investors and not meaningful for comparison purposes as there is an implicit assumption that the Pro Forma Group would achieve the same performance as those presented in the historical pro forma financial information; and

5. Should historical pro forma financial information be prepared based on the terms of the master lease agreements for Anzhen Mall, Zhengzhou Mall, Jinyu Mall and Jiulong Mall, such information will be in the nature of a forecast and will not reflect the historical financial results and position of the Pro Forma Group with respect to these properties. As such, the Manager believes that such historical pro forma financial information may be of little value to investors in deciding whether to acquire the Units and a forecast and projection based on, amongst other things, the terms of the master lease arrangements would be more meaningful to investors.

Accordingly, we have not presented a comparative statement for the announcement as there is no pro forma historical financial information for the corresponding period.

1(a)(i) Statement of Total Return (For the Group)

	Group		
	4Q 2007 S$'000	**FY 2007 S$'000**	**YTD 2007 [1] S$'000**
Gross rental income	17,574	70,004	76,196
Other income	346	1,851	1,998
Gross revenue	**17,920**	**71,855**	**78,194**
Land rental	(1,063)	(4,274)	(4,875)
Property related tax	(1,117)	(3,894)	(4,273)
Business tax	(924)	(3,602)	(3,884)
Property management fees	(674)	(2,696)	(2,894)
Other property operating expenses [2]	(2,494)	(10,875)	(13,335)
Total property operating expenses	**(6,272)**	**(25,341)**	**(29,261)**
Net property income	**11,648**	**46,514**	**48,933**
Manager's management fees	(935)	(3,826)	(4,309)
Trustee's fees	(45)	(164)	(209)
Other trust operating expenses	(397)	(1,296)	(1,783)
Interest income	536	2,110	2,732
Foreign exchange loss – realised	(223)	(525)	(1,091)
Finance costs	(1,860)	(7,074)	(8,002)
Net income before change in fair value of financial derivatives, investment properties and unrealised foreign exchange loss	**8,724**	**35,739**	**36,271**
Change in fair value of financial derivatives	898	(1,304)	(1,667)
Change in fair value of investment properties	989	28,416	49,251
Foreign exchange loss – unrealised	(217)	(735)	(429)
Net income before taxation	**10,394**	**62,116**	**83,426**
Taxation	(3,847)	(26,379)	(26,785)
Total return for the period after taxation	**6,547**	**35,737**	**56,641**
Minority interest	(150)	(59)	155
Total return for the period attributable to Unitholders before distribution	**6,397**	**35,678**	**56,796**

Footnotes:
1. *YTD 2007 includes Private Trust Period and Public Trust Period from Listing Date to 31 December 2007.*
2. *Included as part of the other property operating expenses are the following:*

	Group		
	4Q 2007 S$'000	**FY 2007 S$'000**	**YTD 2007 S$'000**
Assets written off	-	-	(16)
Depreciation and amortisation	(99)	(361)	(409)
Allowance for / written off doubtful receivables	(156)	(643)	(643)

1(a)(ii) Distribution Statement (For the Group)

	Group		
	4Q 2007 S$'000	FY 2007 S$'000	YTD 2007 S$'000
Total return for the period attributable to Unitholders before distribution	**6,397**	**35,678**	**56,796**
Distribution adjustments (Note A)	2,188	(3,690)	(24,508)
Income for distribution to Unitholders	**8,585**	**31,988**	**32,288**
Comprises :			
- from operations	4,582	18,239	19,088
- from Unitholders' contribution	4,003	13,749	13,200
	8,585	**31,988**	**32,288**
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	466	1,857	1,957
- Change in fair value of financial derivatives	(898)	1,304	1,667
- Change in fair value of investment properties	(989)	(28,416)	(49,251)
- Deferred taxation	3,054	20,889	20,712
- Transfer to general reserve	241	(205)	(232)
- Unrealised foreign exchange loss	217	735	429
- Other adjustments	97	146	210
Net effect of distribution adjustments	**2,188**	**(3,690)**	**(24,508)**

CAPITARETAIL CHINA TRUST
UNAUDITED FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT FOR THE PERIOD ENDED 31 DECEMBER 2007

1(b)(i) Balance Sheet

	Group	Trust
	31 Dec 2007	31 Dec 2007
	S$'000	S$'000
Assets		
Investment properties [1]	722,883	-
Plant and equipment	1,673	-
Interests in subsidiaries	-	590,799
Trade and other receivables	18,109	813
Cash and cash equivalents	67,170	18,656
Total assets	**809,835**	**610,268**
Less		
Liabilities		
Trade and other payables [2]	42,168	1,910
Security deposits	8,284	-
Interest-bearing borrowings [3]	231,811	171,104
Deferred tax liabilities	19,300	-
Financial derivatives[4]	11,331	11,331
Provision for taxation	243	-
Total liabilities	**313,137**	**184,345**
Less		
Minority interest	**13,543**	**-**
Net assets attributable to Unitholders	**483,155**	**425,923**

Footnotes:

1. *Based on valuations performed by CB Richard Ellis as at 30 September 2007.*
2. *Trade and other payables comprises mainly of accrual of asset enhancement works in Qibao Mall and Jinyu Mall and amount due to the acquisition of Wangjing and Jiulong Mall.*
3. *Interest-bearing liabilities comprise (i) US$105.0 million (S$152.0 million) unsecured two-year term loan facility ("Trust Term Loan Facility") drawn down by the Trust to finance the acquisition of the Properties and for utilisation as working capital, (ii) S$19.1 million unsecured short-term loan facility mainly to finance capital distribution; and (iii) RMB310.0 million (S$60.7 millon) five-year term loan facility secured by a mortgage over Anzhen Mall.*
4. *This is the result of adopting the hedging policy to protect the ongoing concern of CRCT through hedging of its RMB assets in the event of large adverse currency fluctuation. The fair value change on the two-year non-deliverable cross-currency interest rate swap has resulted in financial derivative liabilities of S$11.3 million.*

1(b)(ii) Aggregate Amount of Borrowings and Debt Securities

	Group	Trust
	31 Dec 2007 S$'000	**31 Dec 2007 S$'000**
Unsecured borrowing		
- Amount repayable within one year	171,224	171,224
Secured borrowing		
- Amount repayable after one year	60,707	-
	231,931	**171,224**
Less: Transaction costs in relation to the Trust Term Loan Facility	(120)	(120)
	231,811	**171,104**

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender the following:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the Property secured under (i) above;

(iii) in the event of a sale of any of the Properties, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new Properties acquired with existing mortgages.

1(c) Consolidated Cash Flow Statements

	Group		
	4Q 2007 S$'000	FY 2007 S$'000	YTD 2007 [1] S$'000
Operating activities			
Net income after taxation	6,547	35,737	56,641
Adjustments for:			
Interest income	(536)	(2,110)	(2,732)
Finance costs	1,860	7,074	8,002
Depreciation and amortisation	99	361	409
Taxation	3,847	26,379	26,785
Asset management fee payable in units	466	1,857	1,957
Change in fair value of financial derivatives	(898)	1,304	1,667
Change in fair value of investment properties	(989)	(28,416)	(49,251)
Operating income before working capital changes	**10,396**	**42,186**	**43,478**
Changes in working capital:			
Trade and other receivables	(389)	(14,152)	(16,951)
Trade and other payables	2,889	4,860	(231)
Cash generated from operating activities	**12,896**	**32,894**	**26,296**
Income tax paid	(2,191)	(3,094)	(3,094)
Cash flows from operating activities	**10,705**	**29,800**	**23,202**
Investing activities			
Interest received	536	2,100	2,734
Net cash outflow on purchase of investment properties	-	(37,027)	(127,974)
Capital expenditure on investment properties	(3,620)	(15,669)	(15,669)
Net cash outflow on acquisition of assets	-	-	(415,887)
Purchase of plant and equipment	(180)	(812)	(902)
Cash flows from investing activities	**(3,264)**	**(51,408)**	**(557,698)**
Financing activities			
Proceeds from issuance of new units	-	-	466,594
Distribution to Unitholders [2]	-	(15,553)	(15,553)
Payment of issue and financing expenses	-	(4,124)	(12,627)
Proceeds from interest-bearing liabilities	-	19,100	179,456
Repayment of interest-bearing liabilities	(7,833)	(7,833)	(7,833)
Interest paid	(4,619)	(8,371)	(8,371)
Cash flows from financing activities	**(12,452)**	**(16,781)**	**601,666**
(Decrease)/Increase in cash and cash equivalent	**(5,011)**	**(38,389)**	**67,170**
Cash and cash equivalent at beginning of period	**74,152**	**107,086**	**-**
Effect on exchange rate changes on cash balances	**(1,971)**	**(1,527)**	**-**
Cash and cash equivalent at end of period	**67,170**	**67,170**	**67,170**

Footnote:
1. *Include Private Trust Period and Public Trust Period from Listing Date to 31 December 2007.*
2. *Distribution for the period from 23 October 2006 to 30 June 2007 was paid in September 2007.*

82 - 4507

1(d)(i) Statement of Changes in Net Assets Attributable to Unitholders

	Group		Trust	
	4Q 2007 S$'000	YTD 2007 S$'000	4Q 2007 S$'000	YTD 2007 S$'000
Balance as at beginning of period	**491,923**	**-**	**435,063**	**-**
Operations				
Change in net assets attributable to Unitholders resulting from operations before distribution	6,397	56,796	(8,834)	(13,694)
Transfer to general reserve	241	(232)	-	-
Net increase/(decrease) in net assets resulting from operations	**6,638**	**56,564**	**(8,834)**	**(13,694)**
Movement in hedging reserve				
Effective portion of changes in fair value of cash flow hedges	(772)	(788)	(772)	(788)
Movement in foreign currency translation reserve				
Translation differences from financial statements of foreign operations	(8,445)	(7,217)	-	-
Exchange differences on monetary items forming part of net investment in foreign operations	(2,681)	2,835	-	-
Exchange differences on hedges of net investment in foreign operations	(3,733)	(8,876)	-	-
Net loss recognised directly in net assets attributable to Unitholders	**(15,631)**	**(14,046)**	**(772)**	**(788)**
Movement in general reserve	**(241)**	**232**	**-**	**-**
Unitholders' transactions				
Issue of new units [1]	-	466,594	-	466,594
Units to be issued as satisfaction of the portion of asset management fees payable in units	466	1,957	466	1,957
Distribution to Unitholders	-	(15,553)	-	(15,553)
Issue expenses [2]	-	(12,593)	-	(12,593)
Net increase in net assets resulting from Unitholders' transactions	**466**	**440,405**	**466**	**440,405**
Net assets attributable to Unitholders at end of period	**483,155**	**483,155**	**425,923**	**425,923**

Footnotes:
1. *475.6 million new units were issued to strategic investors.*
2. *Relating to expenses incurred for the Initial Public Offering exercise on 8 December 2006.*

1(d)(ii) <u>Details of Any Change in Units</u>

	Trust	
	4Q 2007 Units	YTD 2007 Units
Balance as at beginning of period	**475,970,756**	**-**
New units issued:		
- Issue of new units	-	475,630,513
- As payment of asset management fees	176,553	516,796
Issued units as at end of period	**476,147,309**	**476,147,309**
New units to be issued:		
- As payment of asset management fees [1]	223,824	223,824
Total issued and issuable units as at end of period	**476,371,133**	**476,371,133**

Footnotes:
1. *These were the performance component of the asset management fees for 4Q 2007 (which will be issued in 1Q 2008).*

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the Prospectus.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what had changed, as well as the reasons for, and the effect of, the change**

Nil

6 Earnings Per Unit ("EPU") and Distribution Per Unit ("DPU") for the Financial Period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group		
	4Q 2007	**FY 2007**	**YTD 2007**
Weighted average number of units in issue	476,083,980	475,755,998	475,736,047
Earnings per unit ("EPU") [1]			
Based on weighted average number of units in issue	1.35¢	7.50¢	11.94¢
Based on fully diluted basis	1.35¢	7.50¢	11.94¢
Number of units in issue at end of period	476,147,309	476,147,309	476,147,309
Distribution per unit ("DPU")			
Based on the number of units in issue at end of period	1.80¢	6.72¢	6.78¢

Footnote:
1. *EPU is calculated based on net income after tax.*

7 Net Asset Value ("NAV") backing per unit based on issued and issuable units at the end of the period

	Group	Trust
	31 Dec 2007	**31 Dec 2007**
NAV per unit	$1.01	$0.89
Adjusted NAV per unit (excluding distributable income)	$0.98	$0.86

8 Review of the performance

Please refer to para 9 for a review of actual performance against the forecast as shown in the Prospectus.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

This para relates to the review of the Group results.

9(i) Income Statement (Actual vs Forecast)

		Actual 4Q 2007 S$'000	Forecast [1] 4Q 2007 S$'000	Change
Gross rental income		17,574	19,976	(12.0)
Other income		346	198	74.7
Gross revenue	(b)	**17,920**	**20,174**	**(11.2)**
Land rental		(1,063)	(1,082)	(1.8)
Property related tax		(1,117)	(1,445)	(22.7)
Business tax		(924)	(1,028)	(10.1)
Property management fee		(674)	(759)	(11.2)
Other property operating expenses		(2,494)	(2,380)	4.8
Total property operating expenses	(c)	**(6,272)**	**(6,694)**	**(6.3)**
Net property income		**11,648**	**13,480**	**(13.6)**
Manager's management fees		(935)	(977)	(4.3)
Trustee's fees		(45)	(53)	(15.1)
Other trust operating expenses		(397)	(380)	4.5
Interest income	(d)	536	-	N.M.
Foreign exchange loss – realised		(223)	-	N.M.
Finance costs	(e)	(1,860)	(2,706)	(31.3)
Net income before change in fair value of financial derivative, investment properties and unrealized foreign exchange loss		**8,724**	**9,364**	**(6.8)**
Change in fair value of financial derivatives	(f)	898	-	N.M.
Change in fair value of investment properties		989	-	N.M.
Foreign exchange loss – unrealised		(217)	-	N.M.
Net income before taxation		**10,394**	**9,364**	11.0
Taxation	(g)	(3,847)	(1,682)	128.7
Total return for the period after taxation		**6,547**	**7,682**	(14.8)
Minority interest		(150)	(223)	(32.7)
Total return for the period attributable to Unitholders before distribution		**6,397**	**7,459**	**(14.2)**

Footnotes:
1. *The forecast is based on the forecast shown in the Prospectus.*

N.M. – not meaningful

9(ii) Distribution Statement (Actual vs Forecast)

		Actual 4Q 2007 S$'000	Forecast [1] 4Q 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution		**6,397**	**7,459**	**(14.2)**
Distribution adjustments (Note A)		2,188	415	N.M.
Income for distribution to Unitholders	(a)	**8,585**	**7,874**	**9.1**
Comprises :				
- from operations		4,582	2,309	N.M.
- from Unitholders' contributions		4,003	5,565	N.M.
		8,585	**7,874**	**9.1**
Distribution per unit (in cents)				
For the period		1.80	1.65	9.1
Annualised		7.15	6.55	9.1
Note A				
Distribution adjustments				
- Asset management fees (performance component payable in Units)		466	524	(11.1)
- Change in fair value of financial derivatives		(898)	-	N.M.
- Change in fair value of investment properties		(989)	-	N.M.
- Deferred taxation		3,054	-	N.M.
- Transfer to general reserve		241	(109)	N.M.
- Unrealised foreign exchange loss		217	-	N.M.
- Other adjustments		97	-	N.M.
Net effect of distribution adjustments		**2,188**	**415**	N.M.

N.M. – not meaningful

9(iii) Breakdown of Gross Revenue

	Actual 4Q 2007 RMB'000	Forecast 4Q 2007 RMB'000	% Change	Actual 4Q 2007 S$'000	Forecast 4Q 2007 S$'000	% Change
Wangjing Mall	31,132	31,475	(1.1)	6,113	6,283	(2.7)
Anzhen Mall	19,127	19,127	-	3,753	3,818	(1.7)
Zhengzhou Mall	11,875	11,875	-	2,330	2,371	(1.7)
Jiulong Mall	10,148	10,230	(0.8)	1,991	2,043	(2.5)
Jinyu Mall	4,047	5,250	(22.9)	789	1,048	(24.7)
Xinwu Mall	4,212	5,466	(22.9)	827	1,091	(24.2)
Qibao Mall	10,792	17,629	(38.8)	2,117	3,520	(39.9)
Gross Revenue	**91,333**	**101,052**	**(9.6)**	**17,920**	**20,174**	**(11.2)**

9(iv) Breakdown of Net Property Income

	Actual 4Q 2007 RMB'000	Forecast 4Q 2007 RMB'000	% Change	Actual 4Q 2007 S$'000	Forecast 4Q 2007 S$'000	% Change
Wangjing Mall	22,401	21,931	2.1	4,397	4,378	0.4
Anzhen Mall	15,811	15,819	-	3,102	3,158	(1.8)
Zhengzhou Mall	9,678	9,282	4.3	1,898	1,853	2.4
Jiulong Mall	7,991	8,455	(5.5)	1,568	1,688	(7.1)
Jinyu Mall	2,614	4,057	(35.6)	508	810	(37.3)
Xinwu Mall	1,093	2,288	(52.2)	216	457	(52.7)
Qibao Mall	(227)	5,683	N.M.	(41)	1,136	N.M.
Net Property Income	**59,361**	**67,515**	**(12.1)**	**11,648**	**13,480**	**(13.6)**

N.M. – not meaningful

9(v) Review of the Performance for the quarter

(a) Overall, income for distribution to Unitholders was $8.6 million, which is $0.7 million or 9.2% higher than the forecast for the same period.

(b) Gross revenue for 4Q 2007 was $17.9 million, which is $2.3 million or 11.2% lower than the forecast for the same period. This was mainly due to lower revenue in Qibao Mall, Xinwu Mall and Jinyu Mall. At Qibao Mall, the lower revenue was due to delays in commencement of certain leases located in the upper floors of Qibao Mall. Management has taken a longer than expected time to sign on new leases so as to achieve a more optimal mix of tenancy and rental rate. The signing of these new leases will enable the mall to attain a differentiating positioning and achieve better performance in the longer term. Revenue is expected to improve within 3 to 6 months time. At Xinwu Mall, lower revenue contribution was mainly due to downtime resulting from reconfiguration works on level one.

At Jinyu Mall, the lower revenue was attributed to the accelerated space recovery from the master lessee for asset enhancement works instead of over a three-year period as earlier planned. This led to a revenue drop compared to the forecast. The shortfall is however temporary and unitholders stand to benefit from the quicker transformation of the mall into a first-of-its-kind one-stop modem shopping mall in Huhehaote to capture the city's fast growing consumerism.

(c) Property operating expenses for the period was $6.3 million, which is $0.4 million or 6.3% lower compared with the forecast for the same period. The main reasons were lower property-related taxes incurred for Wangjing Mall, Zhengzhou Mall and Jinyu Mall and utilities savings at Wangjing Mall and Qibao Mall, which were partially offset by unbudgeted depreciation expenses and higher marketing expenses at Wangjing Mall.

(d) An interest income of $0.5 million was earned mainly from surplus funds held by the trust.

(e) Finance cost was $1.9 million, which is $0.8 million or 31.3% lower compared with the forecast for the same period. This was mainly due to interest savings arising from a two-year non-deliverable cross-currency interest rate swap ("NDS") that CRCT has entered into in respect of the US$105.0 million unsecured two-year term loan facility.

(f) The fair value change on the NDS resulted in a fair value gain of $0.9 million in 4Q 2007. In accordance to the distribution model detailed in the Prospectus, distribution income has been adjusted to exclude any change in fair value relating to financial instruments.

(g) Taxation for the period was $3.8 million, which is $2.2 million higher than the forecast for the same period. This was mainly due to recognition of deferred tax liabilities of $3.0 million which has no impact on the distributable income of the trust. If such deferred tax liabilities were excluded, the taxation for the period would have been $0.8 million, which is lower than the forecast by 52.9%. The lower than forecasted tax was mainly due to over provision of taxation in the previous quarters.

10 **Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months**

Beijing retail property sector outlook
Beijing economy remained robust with the total aggregated retail sales of consumer goods and urban residents' per capita disposable income for the first eight months of the year reaching RMB245.2 billion and RMB14,771, an increase of 15.0% and 14.6% year-on-year, respectively. Growth in both of these key indicators demonstrates strong current and future consumption demand.

Demand for retail space was very strong, evidenced by strong pre-leasing activity, expansions and renewals from major retailers, both international and domestic. For example, ZARA announced its decision to build on their existing operation in The Place and expand into two other locations, New Sanlitun and Xidan Mall. Established properties such as China World Trade Centre continued to enjoy low vacancies and the mall will soon be redeveloped to add new retail spaces. Seasons Place's 100% pre-opening occupancy rate could indicate the confidence luxury brands have on the purchasing power of residents in Western Beijing.

As many properties aim to enter the market before the Olympic Games in 2008, demand for quality retail space will be relieved over the short term. Over 1.3 million sqm of new supply are expected for 2008. The new supply is generally of high quality and will command higher rentals. This will offset the potential impact of decreasing rental arising from increased competition.

Shanghai retail property sector outlook
Robust retail sector growth continued in Shanghai, driven by retail sales as stock market gains fuelled additional consumption. Fashion retailers continued aggressive expansion. In 2007, ZARA, H&M, C&A and NEXT opened 10 stores in large-sized Shanghai malls, absorbing a total of over 15,000 sqm of space.

Average rentals grew by 4.8% in Third Quarter 2007, with the largest growth occurring in Shanghai downtown as shortage of supply will continue for at least two more years. 2008 will see new supply at 601,000 sqm. Coupled with the continuous renovation of existing properties, vacancy rate is expected to increase to 5% to 6%. However, there is still potential increase in rentals, supported by a steady economic growth and faster increase in disposable income. On the whole, overall rentals in the market will increase by 10% to 12% in 2008, among which rental of shopping centres in traditional area will outpace that in emerging area.

Source:
1. Jones Lang LaSalle - Asia Pacific Property Digest Third Quarter 2007
2. Colliers International China - The Knowledge Report Third Quarter 2007

Outlook for 2008

The Manager is confident of achieving the projected distribution of 6.53 cents as stated in the Circular dated 14 November 2007.

11 Distribution

11(a) Current Financial Period

Any distribution declared for the current financial period? Yes.

Name of distribution	:	Distribution for 1 July 2007 to 31 December 2007.
Distribution type	:	Capital Distribution
Distribution rate	:	3.51 cents per unit
Par value of units	:	Not meaningful
Tax rate	:	Capital Distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CRCT units, the amount of Capital Distribution will be applied to reduce the cost base of their CRCT units for Singapore income tax purposes.
Remark	:	The distribution from 1 July 2007 to 31 December 2007 is expected to be funded from existing borrowing facilities in place at the trust level as it is more beneficial for the Group to retain surplus RMB in China for funding its asset enhancement work.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Date payable : Notice of Book Closure and Distribution
11(d) Book closure date Payment Date to be announced shortly.

12 If no distribution has been declared/recommended, a statement to that effect

N.A.

13 Segmental Results

Segment information has not been presented as all the Group's investment properties are used primarily for retail purposes and are located in China.

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 9 for the review.

15 A breakdown of sales as follows:-

		Group	
		FY 2007 S$'000	YTD 2007 S$'000
15(a)	Gross revenue reported for first half year	34,922	41,261
15(b)	Net income after tax for first half year	11,509	32,627
15(c)	Gross revenue reported for second half year	36,933	36,933
15(d)	Net income after tax for second half year	24,169	24,169

16 **A breakdown of the total annual distribution for the current period and its previous period:-**

	23 Oct 2006 to 30 Jun 2007	1 Jul 2007 to 31 Dec 2007
Annual distribution to unitholders	3.27 cents	3.51 cents

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
16 January 2008

CapitaRetail China Trust

News Release

16 January 2008
For Immediate Release

CRCT's Fourth Quarter Distribution Exceeds Forecast[1] by 9.1%[2]

CRCT's Manager remains confident of achieving the target asset size of S$3 billion for CRCT by end 2009

Singapore, 16 January 2008 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a S$8.6 million distributable income to unitholders of CRCT ("Unitholders") for Fourth Quarter 2007[3]. This is S$0.7 million or 9.1%[2] higher than the forecast[1] distributable income of S$7.9 million for Fourth Quarter 2007[3].

Distribution Per Unit in CRCT ("DPU") for Fourth Quarter 2007[3] is 1.80 cents (7.15 cents on an annualised basis), which is 9.1%[2] higher than the forecast[1] DPU of 1.65 cents (6.55 cents on an annualised basis) for the same period.

Distributable income and DPU for CRCT for Full Year 2007[4] are S$32.0 million and 6.72 cents respectively, which are 9.5% higher than the forecast[1] distributable income and DPU for the same period.

[1] Based on the forecast shown in CRCT Prospectus dated 29 November 2006 ("the Prospectus")
[2] Actual annualised Distribution Per Unit for the period from 1 October 2007 to 31 December 2007 versus the forecast annualised Distribution Per Unit for the same period
[3] For the period from 1 October 2007 to 31 December 2007
[4] For the period from 1 January 2007 to 31 December 2007

Mr Hsuan Owyang, Chairman of CRCTML, said, "We are pleased to have outperformed the distribution forecast for CRCT in 2007 and delivered strong total returns to unitholders since IPO. As at 31 December 2007, CRCT's unit price has grown 90.3% since its IPO, and with the year-to-date 2007[5] distribution yield of 6.0%, we have provided a total return of approximately 96.3% to our IPO unitholders. Our retail business platform in China remains robust and we are confident of delivering our forecast DPU[6] to unitholders in 2008, barring any unforeseen circumstances."

Summary of CRCT Results (1 October 2007 to 31 December 2007)

	1 Oct to 31 Dec 2007			1 Jan to 31 Dec 2007			YTD 2007[5]
	Actual S$'000	**Forecast[1] S$'000**	**Change %**	**Actual S$'000**	**Forecast[1] S$'000**	**Change %**	**Actual S$'000**
Gross Revenue	17,920	20,174	(11.2)	71,855	77,599	(7.4)	78,194
Net Property Income	11,648	13,480	(13.6)	46,514	50,719	(8.3)	48,933
Distributable Income	8,585	7,874	9.1	31,988	29,271	9.5	32,288
Distribution Per Unit							
For the period	1.80¢	1.65¢	9.1	6.72¢	6.13¢	9.5	6.78¢
Annualised	**7.15¢**	**6.55¢**	**9.1**	**6.72¢**	**6.13¢**	**9.5**	**N.M.**
Distribution Yield							
- S$1.13 per unit (CRCT's IPO Price)	6.33%	5.80%	9.1	5.95%	5.42%	9.5	N.M.
- S$2.15 per unit (closing as at 31 Dec 2007)	3.33%	3.05%	9.1	3.13%	2.85%	9.5	N.M.
- S$1.91 per unit (closing as at 15 Jan 2008)	3.74%	3.43%	9.1	3.52%	3.21%	9.5	N.M.

N.M. – not meaningful

Mr Lim Beng Chee, Chief Executive Officer of CRCTML, said, "Driving performance at our three new malls was our key emphasis in 2007. We have progressively fine-tuned the tenancy-mix at Wangjing Mall, Qibao Mall and Xinwu Mall, and introduced a myriad of promotional activities and events to attract shoppers and improve tenants' sales. Results can be seen at the near full occupancy rates achieved at Wangjing Mall and Xinwu Mall. Shoppers' traffic at the malls has also vastly improved, with Qibao Mall registering a 81% increase year-on-year[7]. We also received CRCT unitholders' approval at the extra-ordinary general meeting on 4 December 2007 and will proceed with the acquisition of Xizhimen Mall

[5] Year-To-Date 2007 includes private trust period from 23 October 2006 to 7 December 2006 and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007
[6] Based on the forecast shown in CRCT Circular dated 14 November 2007
[7] Shopper traffic registered in 4Q 2007 versus shopper traffic registered in 4Q 2006

and the issue of new units to raise approximately S$168.0 million[8] from institutional and retail investors to partly finance the acquisition. With the strong acquisition pipeline put in place by our sponsor, CapitaLand, we remain confident to achieve the target asset size of S$3.0 billion for CRCT by the end of 2009."

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties, valued at approximately S$805.7 million, is located in China's key cities. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in

[8] This follows unitholders' approval and CapitaLand Limited's and CapitaMall Trust's decision to subscribe such number of new units so as to maintain their respective proportionate unitholdings, in percentage terms, at their pre-placement levels

Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP : (65) 9798 7225
Email: shirlene.sim@capitaland.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP : (65) 9862 2435
Email: tong.ka-pin@capitaland.com

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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Financial Results For Fourth Quarter 2007



16 January 2007

82 - 4507

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT IPO Prospectus dated 29 November 2006. This shall be read in conjunction with paragraph 9 of CRCT 2007 Fourth Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

CapitaRetail China Trust

Contents

Financial Highlights



CapitaRetail China Trust

Summary of Results : 4Q 2007 (1 Oct – 31 Dec 2007)

4Q 2007: Distributable Income exceeds forecast[1] by 9.1%

	1 Oct – 31 Dec 2007			1 Jan – 31 Dec 2007			2H 2007	YTD 2007[2]
	Actual	Forecast[1]	Change %	Actual	Forecast[1]	Change %	Actual	Actual
Gross Revenue (S$'000)	17,920	20,174	(11.2)	71,855	77,599	(7.4)	36,933	78,194
Net Property Income (S$'000)	11,648	13,480	(13.6)	46,514	50,719	(8.3)	23,388	48,933
Distributable Income[3]	8,585	7,874	9.1	31,988	29,271	9.5	16,741	32,288
Distribution Per Unit								
For the period	1.80¢	1.65¢	9.1	6.72¢	6.13¢	9.5	3.51¢	6.78¢
Annualised	7.15¢	6.55¢	9.1	6.72¢	6.13¢	9.5	7.02¢	N.M.[4]
Distribution Yield								
- S$1.13 per unit (IPO price)	6.33%	5.79%	9.1	5.94%	5.43%	9.5	6.21%	N.M.[4]
-S$2.15 per unit (closing as at 31 Dec 2007)	3.32%	3.05%	9.1	3.12%	2.85%	9.5	3.27%	N.M.[4]
-S$1.91 per unit (closing as at 15 Jan 2007)	3.74%	3.43%	9.1	3.52%	3.21%	9.5	3.68%	N.M[4]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 31 December 2007.
3 After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six month periods ending 30 June and 31 December of each year within 90 days after each of the said dates.
4. N.M.- not meaningful

CapitaRetail China Trust

CRCT Performance since IPO (8 Dec 2006) to 31 Dec 2007

- 90.3% Unit Price Appreciation
- 96.3% Total Return
- Outperformed STI & Property Stocks
- 5.7% Growth in Total Asset Size
- 90.5% Growth in Market Cap



% change in unit price/index value
195
145
95
45
-5
IPO to 31 Dec 07
CRCT + 90.3%
STI + 20.0%
SESPROP + 14.7%
CRCT
SESPROP
STI
IPO
19-Dec
3-Jan
15-Jan
25-Jan
6-Feb
16-Feb
2-Mar
14-Mar
26-Mar
5-Apr
18-Apr
30-Apr
11-May
23-May
5-Jun
15-Jun
27-Jun
9-Jul
19-Jul
31-Jul
13-Aug
23-Aug
4-Sep
14-Sep
26-Sep
8-Oct
18-Oct
30-Oct
12-Nov
22-Nov
4-Dec
14-Dec
28-Dec

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source : Bloomberg, CRCTML

CapitaRetail China Trust

82 - 4507

Financial Results for 4Q 2007



CapitaRetail China Trust

82 - 4507

Distribution Statement : 4Q 2007 (1 Oct – 31 Dec 07)

	Actual S$'000	Forecast[1] S$'000	Variance (%)	YTD 2007[2] S$'000
Gross Revenue	17,920	20,174	(11.2)	78,194
Less property operating expenses	(6,272)	(6,694)	(6.3)	(29,261)
Net property income	**11,648**	**13,480**	**(13.6)**	**48,933**
Non-operating income/(expense)	(223)	-	N.M.[4]	(1,091)
Other trust expenses	(1,377)	(1,410)	(2.3)	(6,301)
Net interest expenses	(1,324)	(2,706)	(51.1)	(5,270)
Net income before change in fair value of fin. derivative & inv. ptys & unrealised FX gain	**8,724**	**9,364**	**(6.8)**	**36,271**
Change in fair value of fin. derivative & inv. ptys	1,887	-	N.M.[4]	47,584
Foreign exchange loss - unrealised	(217)	-	N.M.[4]	(429)
Net income before taxation	**10,394**	**9,364**	**11.0**	**83,426**
Taxation	(3,847)	(1,682)	128.7	(26,785)
Minority Interest	(150)	(223)	(32.7)	155
Distribution Adjustment	2,188	415	N.M.[4]	(24,508)
Distributable Income[3]	**8,585**	**7,874**	**9.1**	**32,288**
Distribution Per Unit (for the period)	**1.80¢**	**1.65¢**	**9.1**	**6.78¢**
Annualised Distribution Per Unit	**7.15¢**	**6.55¢**	**9.1**	**N.M[4]**

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 September 2007.
3. After the first distribution payment which was paid on 24 September 2007 and as disclosed in the Prospectus, subsequent distribution will be paid on a semi-annual basis for the six month periods ending 30 June and 31 December of each year within 90 days after each of the said dates.
4. N.M.- not meaningful

CapitaRetail China Trust

Distributable Income : 4Q 2007

Distributable Income exceeds forecast[1] by 9.1%

	4Q 2007 (S$)		Fav / (Unfav)
	Actual	Forecast	S$'000
Net Property Income	11,648	13,480	(1,832)
Distributable Income	8,585	7,874	711

Distributable Income in 4Q 2007 is favourable at $711,000 mainly due to:-

	S$'000
Net interest saving	1,382
Lower NPI	(1,832)
Over-provision of taxation in the previous quarters	889

1. The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006.

82 - 4507

Property Gross Revenue (in S$) : 4Q 2007



11.2%
CRCT Portfolio
17,920
20,174
Wangjing Mall
6,113
6,283
Anzhen Mall
3,753
3,818
Zhengzhou Mall
2,330
2,371
Jiulong Mall
1,991
2,043
Jinyu Mall
789
1,048
Accelerated space recovery from the master lessee instead of over the originally planned 3-year period for AEI works . Shortfall is temporary and unitholders stand to benefit from the quicker transformation of the property into a modern shopping mall to capture Huhehaote's fast growing consumerism
Xinwu Mall
827
1,091
Downtime resulting from reconfiguration works on Level 1
Qibao Mall
2,117
3,520
Delay in commencement of leases on the upper floors. Revenue is expected to improve within 3 to 6 months' time
0 2000 4000 6000 8000 10000 12000 14000 16000 18000 20000 22000
S$'000
Actual
Forecast

CapitaRetail China Trust

Property Operating Expenses (in S$): 4Q 2007


6.3%
CRCT Portfolio
6,272
6,694
Wangjing Mall
1,716
1,905
Anzhen Mall
651
660
Zhengzhou Mall
432
518
Jiulong Mall
423
355
Provision for doubtful debt
Jinyu Mall
281
238
Marketing expenses led by intensive leasing activity
Xinwu Mall
611
634
Qibao Mall
2,158
2,384
0
1000
2000
3000
4000
5000
6000
7000
8000
S$'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in S$) : 4Q 2007


CRCT Portfolio
11,648
13,480
13.6%
Wangjing Mall
4,397
4,378
Anzhen Mall
3,102
3,158
Zhengzhou Mall
1,898
1,853
Jiulong Mall
1,568
1,688
Jinyu Mall
508
810
Xinwu Mall
216
457
Qibao Mall
-41
1,136
-500
1500
3500
5500
7500
9500
11500
13500
S$'000
Actual
Forecast

CapitaRetail China Trust

Property Gross Revenue (in RMB) : 4Q 2007


CRCT Portfolio
91,333
101,052
9.6%
Wangjing Mall
31,132
31,475
Anzhen Mall
19,127
19,127
Zhengzhou Mall
11,875
11,875
Jiulong Mall
10,148
10,230
Jinyu Mall
4,047
5,250
Accelerated space recovery from the master lessee instead of over the originally planned 3-year period for AEI works . Shortfall is temporary and unitholders stand to benefit from the quicker transformation of the property into a modern shopping mall to capture Huhehaote's fast growing consumerism
Xinwu Mall
4,212
5,466
Downtime resulting from reconfiguration works on Level 1
Qibao Mall
10,792
17,629
Delay in commencement of leases on the upper floors. Revenue is expected to improve within 3 to 6 months' time
0
20000
40000
60000
80000
100000
120000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in RMB) : 4Q 2007


CRCT Portfolio
59,361
67,515
12.1%
Wangjing Mall
22,401
21,931
Anzhen Mall
15,811
15,819
Zhengzhou Mall
9,678
9,282
Jiulong Mall
7,991
8,455
Jinyu Mall
2,614
4,057
Xinwu Mall
1,093
2,288
Qibao Mall
-227
5,683
-2000
8000
18000
28000
38000
48000
58000
68000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Property Gross Revenue (in RMB) : FY 2007


CRCT Portfolio
362,897
388,702
6.6%
Wangjing Mall
115,543
118,983
Anzhen Mall
76,128
76,081
Zhengzhou Mall
47,555
47,500
Jiulong Mall
40,695
40,958
Jinyu Mall
24,300
23,500
Xinwu Mall
14,965
19,010
Qibao Mall
43,711
62,670
0
50000
100000
150000
200000
250000
300000
350000
400000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in RMB) : FY 2007


CRCT Portfolio
234,915
254,378
7.7%
Wangjing Mall
85,208
80,850
Anzhen Mall
63,021
62,890
Zhengzhou Mall
38,982
37,128
Jiulong Mall
31,770
33,855
Provision for doubtful debt
Jinyu Mall
18,773
18,493
Xinwu Mall
1,948
6,476
Downtime resulting from reconfiguration works on Level 1
Qibao Mall
-4,787
14,686
Delayed opening of F&B tenants on lower floors due to late approvals from authorities for gas provision in 1Q 2007. This led to prolonged leasing negotiations with prospects on the upper floors. NPI is expected to improve within 3 to 6 months' time
-5000
50000
105000
160000
215000
270000
RMB'000
Actual
Forecast

CapitaRetail China Trust

82 - 4507

Debt Capital Information (as at 31 Dec 2007)

Debt Maturity Profile



■ Trust - Unsecured Term loan (Fixed Rate) & Trust - Money Market Facility (Variable Rate)
□ Anzhen - Secured (Variable Rate)
S$ million
300
250
200
150
100
50
0
231.8
Var Rate 34.4%
Fixed Rate
171.1
60.7
Total Borrowings
2008
2011

Key Statistics of CRCT

Gearing Ratio	29.7%
Interest Cover	5.5 times
Average Cost of Debt	3.0%

Net Interest Savings for 4Q 2007

	S$'000
Actual interest expense	1,860
Forecast interest expense	2,706
Interest expense saving [1]	846
Add:	
Unbudgeted interest income [2]	536
Net interest savings	1,382

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.
2. An interest income of $0.5 million was mainly earned from surplus funds held by the trust.

CapitaRetail China Trust

Balance Sheet

As at 31 Dec 2007	S$'000
Investment properties	722,883
Plant and equipment	1,673
Trade and other receivables	18,109
Cash and cash equivalents	67,170
Total Assets	**809,835**
Trade and other payables	42,168
Security deposits	8,284
Interest-bearing borrowings	231,811
Deferred tax liabilities	19,300
Financial derivatives	11,331
Provision for taxation	243
Total Liabilities	**313,137**
Minority interest	**13,543**

Net assets attributable to Unitholders	**483,155**
Units In Issue ('000 units)[1] (as at 31 Dec 2007)	**476,371**
Net Asset Value per unit	**S$1.01**
Adjusted Net Asset Value per unit (net of distribution)	**S$0.98**

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for 4Q 2007 (which will be issued in 1Q 2008)

CapitaRetail China Trust

Valuation of Portfolio

Revaluation was done on 30 Sep 2007 (RMB'000)	Previous Valuation	Valuation 2007	Percentage Increase (%)
Wangjing Mall	1,102,000	1,193,000	8.3
Jiulong Mall	414,000	432,000	4.3
Anzhen Mall	772,000	791,000	2.5
Qibao Mall [1]	264,000	320,000	21.2
Zhengzhou Mall	454,000	466,000	2.6
Jinyu Mall	315,000	316,000	0.3
Xinwu Mall [2]	130,000	130,000	-
Total [2]	3,451,000	3,648,000	5.7

1. Qibao Mall had undergone asset enhancement
2. Based on CRCT's 100% ownership interest in Xinwu Mall.

CapitaRetail China Trust

82 - 4507

Portfolio Update



CapitaRetail China Trust

Occupancy rates

Steady increase in occupancy rates at the newer malls

	As at 31 Dec 06[1]	As at 31 Mar 07[1]	As at 30 Jun 07[1]	As at 30 Sep 07[1]	As at 31 Dec 07[1]
Wangjing Mall	89.9%	89.3%	98.3%	99.4%	99.2%
Jiulong Mall	100%	100%	100%	100%	100%
Anzhen Mall	100%	100%	100%	100%	100%
Qibao Mall	72.4%	73.9%	78.7%	79.4%	81.1%
Zhengzhou Mall	100%	100%	100%	100%	100%
Jinyu Mall	100%	100%	100%	100%	N.M.[3]
Xinwu Mall	78.2%	80.5%	84.2%	96.7%	95.5%
CRCT Portfolio[2]	91.8%	92.1%	94.8%	95.9%	95.6%[4]

1. Based on committed leases
2. Based on CRCT's 51% ownership interest of Xinwu Mall
3. N.M. – not meaningful as the mall is undergoing extensive asset enhancement works
4. Excluding Jinyu Mall

CapitaRetail China Trust

Summary of New Leases

As at 31 Dec 2007

Property[1]	No. of new leases[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall	63[3]	311.7	20.0
Qibao Mall	53	(75.3)	(5.0)
Xinwu Mall	49[4]	(44.1)	(20.5)
CRCT Portfolio	165	192.4[5]	5.9[5]

A total of 165 new leases, including 55 new leases at newly created lettable area, were committed since Listing Date.

At Qibao Mall & Xinwu Mall, most of the new tenants are established and popular retailers in the city. We have structured a low base rent and a high percentage of tenants' gross sales turnover, payable whichever is the higher. This lease structure helps to secure these tenants and at the same time, capture the rental upside in tandem with their sales growth.

1. Anzhen Mall, Zhengzhou Mall and Jinyu Mall are under long-term master lease arrangements, while there were no new leases for Jiulong Mall
2. Based on the period from listing on 8 December 2006 to 31 December 2007
3. Excluding 1 new lease in Wangjing Mall which rent is payable on a percentage of tenants' gross sales turnover
4. Excluding 27 new leases in Xinwu Mall which rents are payable on the base rent plus a percentage of turnover or on a percentage of turnover
5. Based on CRCT's 51% ownership interest in Xinwu Mall

CapitaRetail China Trust

Portfolio Lease Expiry Profile (By Year)

As at 31 Dec 2007	No. of Leases	Gross Rental Income[1] RMB'000	Gross Rental Income[1] % of total[2]
2008	165	2,271	7.6%
2009	131	5,908	19.8%
2010	48	1,945	6.5%
2011	13	1,152	3.9%
Beyond 2011	36	18,536	62.2%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[1]	10.9 years
By Gross Rentable Area ("GRA")[1]	13.7 years

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. Percentage of total gross rental income based on committed leases as at 31 Dec 2007

CapitaRetail China Trust

Shopper Traffic

Shopper traffic registered robust steady growth across the malls[1]

	Average daily traffic count in 4Q 2006[2]	Average daily traffic count in 4Q 2007[3]	% increase (y-o-y)
Wangjing Mall	17,001	19,869	16.9% ↑
Qibao Mall	16,581	30,035	81.1% ↑
Xinwu Mall	24,762	30,606	23.6% ↑

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Jinyu Mall
2. For the period between 1 Oct 2006 to 31 Dec 2006
3. For the period between 1 Oct 2007 to 31 Dec 2007

CapitaRetail China Trust

Tenants' sales

Comparable tenants' sales[1] were up across the malls

	Sales per sq m 4Q 2006[2] (RMB)	Sales per sq m 4Q 2007[3] (RMB)	% increase (y-o-y)
Wangjing Mall (Sample size: 66)	2,575.1	4,074.9	58.2% ↑
Qibao Mall (Sample size: 24)	2,808.0	3,996.5	42.3% ↑
Xinwu Mall (Sample size: 18)	1,333.7	1,989.3	49.2% ↑

1. Includes only tenants with complete GTO information since 4Q 2006.
2. For the period between 1 Oct 2006 to 31 Dec 2006, based on Net Lettable Area of sample size
3. For the period between 1 Oct 2007 to 31 Dec 2007, based on Net Lettable Area of sample size

82 - 4507

Select new tenants at Wangjing Mall in 4Q 2007



Car Wash & Polish (B2 Car park)
靓车高手高级汽车美容护理服务中心

Kudi Pet Accessories (B2 Car park)
酷迪宠物用品

7 Princesses Accessories (Level 1)

Artbox (Level 3)

Xihu Spring (Level 6 & 7) 西湖春天

CapitaRetail China Trust

Select new tenants at Qibao Mall in 4Q 2007


Able Fashion
(Level 2)
MindBridge (Level 1)
La Senza (Level 1)
La SENZA
SETS
来伊份 (Level 1)
LaiYiFen F&B

CapitaRetail China Trust

Select new tenants at Xinwu Mall in 4Q 2007



e Ma Toys (Level 3)

Fashion Beauty (Level 2)

China Mobile Shop (Level 2)

Hair Salon (Level 2)

头造型形象设计

CapitaRetail China Trust

CapitaRetail China Trust

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com
Website: www.capitaretailchina.com

CapitaRetail China Trust

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Jan-2008 09:04:59
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "(1) Acquisition of property in Perth (2) Establishment of wholly-owned subsidiary"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued announcements and news release on the above matter, as attached for information.
Attachments:	Somerset_St_Georges_Terrace_Perth_press_release.pdf Somerset_St_Georges_Terrace_Perth.pdf Announcement_Cupid_Establishment_of_Subsidiaries.pdf Total size = **732K** (2048K size limit recommended)

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82 - 4507

ASCOTT
RESIDENCE TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01, Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT RESIDENCE TRUST EXPANDS BEYOND MELBOURNE WITH FIRST SERVICED RESIDENCE IN PERTH

Singapore, 21 January 2008 – Ascott Residence Trust (ART) is acquiring an 84-unit serviced residence in Perth, Australia for a total purchase price of A$28.5 million (S$36.1 million[1]). The freehold property, currently known as Chifley On The Terrace, is located along the prime St Georges Terrace in the heart of Perth's central business district. The property is a short five-minute walk from the Perth Convention and Exhibition Centre and the well-known Hay Street and Murray Street pedestrian shopping malls.

The acquisition is yield-accretive to ART at an estimated annualised property yield of 6.1 percent in the forecast year 2008. The transaction will be funded by borrowings, which will bring ART's gearing to 34.5 percent. This is well within the 60 percent gearing limit allowable under the Monetary Authority of Singapore's property fund guidelines.

Upon legal completion[2], the property will be re-branded Somerset St Georges Terrace, Perth and will be managed by Ascott International Management (Australia), an indirectly wholly owned subsidiary of The Ascott Group Limited.

Mr Lim Jit Poh, Chairman of Ascott Residence Trust Management Limited (ARTML), said, "Western Australia's economy grew 6.3 percent[3] for the 12 months ended 30 June 2007, much higher than the country's economic growth rate of 3.2 percent over the same period. This is driven mainly by the tremendous growth in the mining industry, which now accounts for more than a quarter of the state's economy, as well as an increase in private and public sector infrastructure projects. Mining giants like BHP Billiton, Woodside and Chevron Texaco have announced plans to invest in more oil and gas projects in Western Australia. In addition, the Western Australian government will be investing A$22 billion over the next four years on various utilities, transport and other infrastructure projects. The expected increase in manpower needed for these massive long-term investments will drive demand for quality short and long-term accommodation in the city for the next few years."

---

[1] Based on an exchange rate of A$1 = S$1.2654.
[2] Legal completion is conditional on, amongst others, all strata title owners of the property completing the transaction.
[3] Source: Australian Bureau of Statistics.

Mr Chong Kee Hiong, ARTML's Chief Executive Officer, said, "Perth is an attractive market as there is high potential for organic growth. Somerset St Georges Terrace's excellent location makes it attractive to corporate travellers visiting the city on a project basis or on business trips. According to Deloitte's HotelBenchmark Survey, Perth was the best performing Australian city in 2007, with average room rates growing at 15 percent in the first nine months of 2007 to reach A$159 and occupancy averaging 84 percent. In view of the limited supply of good-quality accommodation in Perth currently and in the next few years, we anticipate that room rates in the city will continue to grow."

He added, "Upon completion of this acquisition, ART's total portfolio value will stand at S$1.37 billion, comprising 3,550 units in 37 properties in 11 cities across seven countries. ART's assets in Australia will make up 4 percent of the total portfolio value, an increase from 1 percent before this acquisition."

In 2006, Australia received 786,000 business and conference visitors, an increase of seven percent over the previous year. With the launch of Tourism Australia's 'Re-energise in Australia' campaign in 2007 targeted at attracting business events into the country, visitor numbers are expected to accelerate in the next two years.

ART's other property in Australia is Somerset Gordon Heights in Melbourne's central business district.

The transaction is not expected to have any material impact on the net asset value and earnings per unit of ART for the financial year ending 31 December 2008.

Somerset St Georges Terrace, Perth

Somerset St Georges Terrace, Perth is a nine-storey freehold building with one basement level. Located at 185 St Georges Terrace, the property is surrounded by numerous office and government buildings, restaurants, cafés, parks and consulates, and is near Subiaco Oval, the largest stadium in the state of Western Australia. The Perth Railway Station is a 15-minute walk away while the Perth domestic and international airports are a 20-minute drive away.

Comprising 84 studios and one-bedroom apartments, the property enjoys an average occupancy level of about 90 percent and provides facilities such as daily housekeeping services, a bar and restaurant, function rooms and car parking. Guests will also have access to swimming pool and fitness centre facilities. The property has been in operation since 1999.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first pan-Asian serviced residence real estate investment trust established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisition in Perth, ART's portfolio will expand to S$1.37 billion, comprising 37 properties with 3,550 units in 11 cities across seven countries.

Launched in March 2006, ART is managed by Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the mainboard of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator, with over 20,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6500 3400 Hp: (65) 9845 3361 Email: huang.peiling@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ESTABLISHMENT OF WHOLLY-OWNED SUBSIDIARY

Ascott Residence Trust Management Limited, as Manager of Ascott Residence Trust ("ART"), wishes to announce that DBS Trustee Ltd, as Trustee of ART, has established the following wholly-owned subsidiaries:

Cupid Residences Pte. Ltd.

Country of Incorporation	:	Singapore
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	S$2

Cupid St. Georges Terrace (Perth) Pty Ltd

Country of Incorporation	:	Australia
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	A$100

The above transaction is not expected to have any material impact on the net asset value and earnings per unit of ART for the financial year ending 31 December 2008.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin
Joint Company Secretaries

Singapore, 21 January 2008

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

82 - 4507



ASCOTT RESIDENCE TRUST

Acquisition of ART's First Serviced Residence in Perth, Australia

21 January 2008

82 - 4507

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Acquisition Highlights

- **Acquisition of 84-unit freehold serviced residence in Perth, Australia for a total purchase price of A$28.5 million (S$36.1 million)[1]**

- **Acquisition is yield-accretive to ART at an estimated annualised property yield[2] of 6.1%**

- **To be funded by borrowings**
  - Will bring ART's gearing to 34.5%, well within the 60% gearing limit allowable under the Monetary Authority of Singapore's property fund guidelines

- **The property, currently known as Chifley On The Terrace, will be re-branded Somerset St Georges Terrace, Perth upon legal completion in 2Q 2008[3]**



Chifley On The Terrace (Perth, Australia)

1. Based on an exchange rate of A$1 = S$1.2654.
2. For the Forecast Year 2008.
3. Legal completion is conditional on, amongst others, all strata title owners of the property completing the transaction.

Acquisition Highlights

- **ART's first serviced residence in Perth**
  - Expands ART's portfolio in Australia to 127 units in two properties in Melbourne and Perth
  - ART's other property in Australia is Somerset Gordon Heights in Melbourne's central business district

- **Strategically located along the prime St Georges Terrace in the heart of Perth's central business district**
  - Short five-minute walk from the Perth Convention and Exhibition Centre and the well-known Hay Street and Murray Street pedestrian shopping malls

- **Will be managed by Ascott International Management (Australia), an indirectly wholly owned subsidiary of The Ascott Group Limited**

Strategic Location in Perth's Central Business District



Chifley On The Terrace (to be re-branded Somerset St Georges Terrace, Perth)


MITCHELL FREEWAY
Wellington Street
Roe Street
Perth Railway Station
Murray Street
Hay Street
St Georges Terrace
Murray Street Mall
Hay Street Mall
King's Park
Mounts Bay Road
William Street
Barrack Street
Perth Convention and Exhibition Centre
Riverside Drive
PERTH CENTRAL BUSINESS DISTRICT
Swan River

Property Highlights

Property Description	Nine-storey building with one basement level located at 185 St Georges Terrace. Five-minute walk from the Perth Convention and Exhibition Centre and popular Hay Street and Murray Street pedestrian shopping malls. Surrounded by numerous office and government buildings, restaurants, cafés, parks and consulates. 20-minute drive from the Perth domestic and international airports.
In Operation Since	1999
Facilities	Daily housekeeping services, a bar and restaurant, function rooms and car parking. Access to swimming pool and fitness centre facilities.
Title	Freehold
Number of Units	84 studios and one-bedroom serviced residence units
Average Occupancy	About 90%
Total Net Lettable Area	About 4,000 sqm

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Attractions of Perth

- **Strong economic growth**
  - Western Australia's economy grew 6.3%, much higher than the Australian economic growth rate of 3.2%[1]
  - Tremendous growth in the mining industry expected remain main driver of economic expansion
    - Mining accounts for over one-quarter of Western Australia's economy
    - Mining giants like BHP Billiton, Woodside and Chevron Texaco have announced plans to invest in more oil and gas projects in the state
  - State government investing A$22 billion over the next four years on various utilities, transport and other infrastructure projects[2]


Perth

1. For the 12 months ended 30 June 2007. Source: Australian Bureau of Statistics.
2. Source: Government of Western Australia Department of Treasury and Finance.

Attractions of Perth

- **High potential for organic growth in Perth**
  - Perth the best performing Australian city in 2007
    - Average room rates grew 15% to reach A$159 [1], while enjoying average occupancy of 84%
  - Limited supply of good-quality accommodation in Perth currently and in the next few years

- **Increase in visitors numbers expected [2]**
  - In 2006, Australia received 786,000 business and conference visitors, an increase of seven percent over the previous year
  - Tourism Australia launched a 'Re-energise in Australia' campaign in 2007 targeted at attracting business events into the country
    - Visitor numbers expected to accelerate in the next two years

1. In the first nine months of 2007. Source: Deloitte's HotelBenchmark Survey.
2. Source: Tourism Australia website.

ART's Share of Property Values


Pre-Acquisition
Vietnam 12%
Singapore 22%
Philippines 9%
Australia 1%
Japan 22%
China 27%
Indonesia 7%
Total = S$1.33 billion
Post-Acquisition
Vietnam 12%
Singapore 21%
Philippines 9%
Australia 4%
Japan 21%
China 27%
Indonesia 6%
Total = S$1.37 billion

Balance Of Assets Between Stable and Emerging Markets

World's First and Only Pan-Asian Serviced Residence REIT

Australia
2 properties with 127 units in Melbourne and Perth

China
4 properties with 743 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

The Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 339 units

Vietnam
3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.37 billion portfolio value*
3,550 apartment units in 37 properties
11 Pan-Asian cities in 7 countries


Beijing
Tianjin
Tokyo
Shanghai
Hanoi
Manila
Ho Chi Minh City
Singapore
Jakarta
Perth
Melbourne

* Portfolio value is upon legal completion of the acquisition of the property in Perth, Australia in 2Q 2008.

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Thank You

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Jan-2008 12:39:36
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Expansion on Track" to be presented to investors on 21 January 2008 at UBS Greater China Conference in Shanghai
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	CL.slides.Jan2008.pdf Total size = **1894K** (2048K size limit recommended)

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CapitaLand

Expansion on Track

Pai Chee NEE, GM Corp Planning CapitaLand China Holdings



January 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CAPITALAND - Unique Market Leader

Market Leadership	LARGEST Real Estate Company In South-East Asia; LEADING Foreign Real Estate Developer In China; LARGEST Retail Mall Owner/ Manager In Asia; LARGEST Serviced Residence Company Outside USA; LEADING Asia-Based RE Fund & REIT Manager
Footprint	More Than 100 Cities in Over 20 Countries
Competencies	Real Estate Domain Knowledge; Capital-Efficient Business Model; Financial Skills
Asian Growth R.E. Boom	Rapid Urbanisation; Consumption Growth; Evolving Capital Markets; Investment Inflow

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Multi-Geographical Presence...


Real estate & hospitality portfolio in
more than 100 cities in over 20 countries

- ● COMMERCIAL
- ● RESIDENTIAL
- ○ RETAIL
- ● SERVICED RESIDENCES
- ○ FINANCIAL SERVICES
- ○ INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS
- △ FUTURE PRESENCE

CapitaLand

Our Partners

Real Estate & Hospitality		Financial Services
AIG	信和集團 SINO GROUP	ARCAPITA
MUBADALA DEVELOPMENT LLC	Sun Hung Kai Properties	citigroup
GIC	TEMASEK HOLDINGS	Hong Kong Housing Authority
Mitsubishi Estate	[illegible] Land Company Limited	ING Re
ShinYoung	WAL*MART®	JPMorgan
		UBS

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Our Business Model



CapitaLand



CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
100%
100%
100%
66.5%
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC*
THE ASCOTT GROUP
CapitaLand Financial
54.2%
29.4%
30.5%
18.7%
27.7%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.0%
20.0%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 8 listed Companies with total Market Capitalisation of more than S$24.6 billion**

Other Listed Entities   ** Integrated, Leisure, Entertainment & Conventions*   **** as at 15 Jan 2008, net of common holdings*

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Window to Asian Growth

CapitaLand

Capital Efficient Model + Shareholder Value Focus

Residential | Retail | Office | Integrated Developments

Economic Activity | Rising Incomes | Urbanisation | Consumerism | Leisure & Entertainment

Asia Rising: Strong LT Growth Trends

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The Value Chain & Value Creation



Land Purch.
Approvals
Construction
Leasing
Operating
Investment
LOWER VALUE ADDED
HIGHER
VALUE ADDED
REAL
ESTATE
ASSET
VALUE

Complete Real Estate Value Chain


Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager
Total Shareholder Returns
of S$19.0b since inception in Nov 2000

Capital efficient business model for sustainable growth

Capital Management - Structural Clarity


CAPITALAND
REITS
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG Private Funds
CMT
CCT
CRCT
ART
QCT
TAG
1
2
3
4
5
6
7
8
9
10
11
12
13
14

CapitaLand


15 Jan 2008
CapitaLand
S$15,772m
(Market Cap)
29.4%
CMT
4,937
20%
CRCT
909
19%
30%
CCT
2,825
QCT
231
30%
54%
APG
2,334
67%
TAG
1,605
19%
ART
776
27%

Total = S$30.5 bn

Net common holdings = $24.6 bn

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Our Financial Performance



Strong Earnings Performance


*PATMI
S$mil
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
9Mths to Sep07

*PATMI: Profit After Tax & Minority Interest (excluding unrealized revaluation gains)

9 Months to Sep 2007 – Record Profits (Base on FRS 40)

(S$ million)	9Mths 2006	9Mths 2007	Change
Revenue	2,149.0	**2,468.4**	⬆ **14.9%**
EBIT	1,103.4	**2,802.8**	⬆ **154.0%**
PATMI	559.2	**2,084.7**	⬆ **272.8%**
EPS (S cents)	20.2	**74.4**	⬆ **268.3%**
NTA / share (S$)	2.43	**3.31**	⬆ **36.2%**

Excluding Revaluations

(S$ million)	9Mths 2006	9Mths 2007	Change
PATMI	559.2	2,084.7	⬆ 272.8%
PATMI Ex. Reval.	559.2	1,434.1*	⬆ 156.5%

* Excludes unrealised revaluation gains of S$650.6m.

9 months to Sept 2007 EBIT Breakdown (excluding revaluations)

9 Mths to Sept 2007 EBIT : S$2.09 billion


EBIT by Geography
1,200
1,000
800
600
400
200
-
S$mil
9mths 06
9mths07
1,133
478
677
302
152
154
153
96
19
33
Singapore
Australia&NZ
China **
Asia *
Europe


EBIT by SBU
1,200
1,000
800
600
400
200
-
S$mil
9mths 06
9mths07
427
529
122
1,129
68
68
50
51
178
229
258
87
Residential
Commercial
Retail
Financial Services
TAG&ART
Others^

* includes: Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, India & Indonesia

** includes Hong Kong & Macau

^ 2006 included results from Raffles Holdings Ltd which has since ceased operations.
2007 gains primarily due to placement of ART units

CapitaLand

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Capital Allocation by Geography
2001 to 3Q 2007



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
7%
7%
12%
Europe
7%
6%
6%
9%
11%
16%
19%
21%
21%
20%
Australia & New Zealand
Singapore
Other Asia*
18%
23%
27%
6%
7%
7%
9%
China
2001
2002
2003
2004
2005
2006
3Q2007

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

CapitaLand

Financial Capacity

	9Mths 2006	9Mths 2007	Change
Net Debt (S$ billion)	4.69	5.12	Increased
Equity (S$ billion)	9.58	11.14	Increased
Net Debt / Equity	0.49	0.46	Decreased
% Fixed Rate Debt	72%	69%	Decreased
Ave Debt Maturity (Yr)	2.8	4.0	Increased

Our Businesses



CapitaLand

Residential



CapitaLand

Residential Properties Footprint

CapitaLand Residential


London
Beijing
Zhengzhou
Tokyo
Shanghai
Hangzhou
Ningbo
Chengdu
Guangzhou
Foshan
Mumbai
Hong Kong
Bangkok
Ho Chi Minh City
Kuala Lumpur
Singapore
Johor Bahru
Brisbane
Perth
Sydney
Melbourne

CapitaLand

Residential Properties

CapitaLand Residential

Singapore

- Completed over 12,600 homes; another 2,600 homes under construction
- Sold 1,270 units in 9mths to Sep07

China

- Completed more than 8,000 homes
- Pipeline of 35,000 homes to be built with partners in Pearl River Delta, Bohai Economic Rim Region, Yangtze River Delta, Southwestern and Central China.
- Sold 1,580 units in 9mths to Sep07

Australia

- Stapled entity comprising a development company and a trust
- Listed on Australia and Singapore stock exchanges



The Orchard Residences, Singapore



Oasis Riviera, Shanghai



Melbourne

Residential Properties

Thailand

- TCC Capital Land joint venture
- Launched over 2,400 homes

Vietnam

- 1st project – The Vista. (District 2). Approximately 750 units.
- Acquired 3 new sites for a total pipeline of 2,800 homes

India

- 1st project in Mumbai 49% stake in development with 590 units
- 1st phase launched in 1Q07


Athenee Residence Bangkok


The Vista, Ho Chi Minh City


The Orchard Residency, Mumbai

CapitaLand

Residential – China Growth Regions

CCH Completed GFA (launch basis)
2.07 million sq. m


PRD
7%
(0.13m)
BER
20%
(0.44m)
YRD
73%
(1.5m)

CCH Gross Land Reserve *
6.07 million sq. m


Others
3%
(0.20m)
YRD
14%
(0.85m)
Central China
30%
(1.82m)
BER
11%
(0.66m)
PRD
11%
(0.66m)
Southwest China
31%
(1.88m)

***** *Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Laifung Holdings (20%)***

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Retail



Leading Mall Owner/Manager in Asia


Jin Niu Mall, Chengdu


La Park Mizue, Tokyo


Clarke Quay, Singapore

No. 1 retail mall manager/ owner in Singapore

The Group manages/ owns over <u>92 retail malls</u> measuring more than 42.3 million sq ft

Singapore	17 malls
China	72 malls
Japan	7 malls
Malaysia	2 malls

Note: Figures based on operational malls owned/managed by Group, including pipeline of 35 retail malls with MOUs signed in Jan'07.

Pipeline of malls in China through JVs with:

- **Shenzhen International Trust & Investment Company (SZITIC) for malls anchored by Wal-Mart**
- **Beijing Hualian Group for malls in Beijing and elsewhere in China**


Xinwu Mall, Wuhu


Wangjing Mall, Beijing


VivoCity, Singapore

Retail Mall Properties Footprint


China
Huhehaote
Beijing
Anyang
Xinxiang
Zhengzhou
Zibo
Weifang
Yangzhou
Kunshan
Shanghai
Wuhu
Mianyang
Chengdu
Chongqing
Nanchang
Yiyang
Deyang
Yibin
Changsha
Quanzhou
Zhangzhou
Huiyang
Maoming, Zhaoqing
Zhanjiang
Foshan, Shenzhen, Dongguan,
Nanhai, Shunde
Hokkaido
Tokyo
Osaka
India
Mumbai
Bangalore
Penang
Kuala Lumpur
Singapore

Retail – Singapore

NEW! Premier Retail Concept

ion ORCHARD 'CENTRE OF GRAVITY' FOR RETAIL

- World's finest retail offering & flagship concept
- NLA of 660,000 sqft

- **ION²**
  - 33,000 sqft, sheltered public venue
- **ION Sky**
  - Observation deck on 55th and 56th floors
  - Venue for international shows and product launches
- **ION Art**
  - 5,300 sqft, Arts exhibition space





CapitaLand

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Retail China...
Geographically Diversified in Multi-Tiered Cities

Currently, 33 retail malls across China
New Memorandums of Understandings[1] signed to acquire over 35 retail malls in major provinces/cities which include Beijing, Guangdong, Sichuan, Shandong & Inner Mongolia

Potentially own/manage over 70 retail malls across China



Jinyu Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xinyuan Plaza Retail Mall
Anyang
Xinxiang
Zhengzhou Mall
Zibo
Weifang
Yangzhou
Kunshan
Qibao Mall
Xinwu Mall
Mianyang
Chengdu
Deyang
Yibin
Changsha
Chongqing
Yiyang
Nanchang
Quanzhou
Zhangzhou
Nanhai
Foshan
Huiyang
Zhaoqing
Zhanjiang
Maoming
Dongguan
Shenzhen
Shunde

☆ CapitaRetail China Trust (CRCT)
● CapitaRetail China Development Fund (CRCDF)
○ CapitaRetail China Incubator Fund (CRCIF)
○ CapitaLand (CL)

[1] *CapitaLand press release dated 15 January 2007*

CapitaLand

CapitaRetail China Trust

CapitaRetail China Trust (CRCT)

- **The first pure-play China retail REIT in Singapore** - listed on 8 Dec 2006
- **7 quality malls** in 5 cities across China
- Anchored by **Wal-Mart, Carrefour and Beijing Hualian Group**
- **Price up 90.3%** since IPO

Figures as at 30 Nov 2007


Saihan Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall
Huhehaote
Beijing
Zhengzhou
Shanghai
Wuhu
Zhengzhou Mall
Qibao Mall
Xinwu Mall

CapitaLand

Retail – China

Increasing Pipeline through Co-operative Agreement

- **Signed Co-operative Agreement with China Vanke Co.,Ltd**
  - Pipeline to strengthen retail footprint
  - Strategic partnership with China's largest residential developer
  - Acquire existing and new retail components within Vanke's townships
  - Strong endorsement of retail platform & on-ground delivery capabilities


VANKE 万科

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Office



CapitaLand

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Office Properties Footprint

CapitaLand Commercial


London
Beijing
Chengdu
Shanghai
Kuala Lumpur
Singapore

CapitaLand

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Office Properties

CapitaLand Commercial

Singapore

- One of the largest landlord/managers in Singapore
- About 3.4 million sq ft net lettable area in Singapore Downtown Core

China

- Total 813,121 sq m GFA
- Raffles City Shanghai, Raffles City Beijing, Raffles City Chengdu, Capital Tower Beijing etc
- Acquired 2 new sites in Hangzhou (RMB1.0bn) & Shanghai, Zhabei Dist (RMB598.1m)

Others

- Kuala Lumpur



Capital Tower, Singapore | Raffles City Singapore | Raffles City Chengdu | Capital Tower Beijing | Raffles City Shanghai

CapitaLand

ILEC



CapitaLand

ILEC - GCC (Abu Dhabi)

- **JV (49/51) with Mubadala Development Company**
  - Prime 140 hectares integrated development, 15 minutes from city centre
  - Total project cost of US$4 billion – US$5 billion
  - **Develop ~ 9,000 residential units** over phases
  - Phase 1A cost ~ S$480 million



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ILEC – Macao Studio City

- **Macao Studio City**
  - Centrally located in Macao's upcoming Cotai Strip
  - Total cost estimated at US$2b (Effective stake of 20%)
  - Operator partners & world famous brand names : Playboy Enterprises, Ritz Carlton, Marriott & W Hotels
  - Commenced piling on site: end May 2007



City of Dreams
COTAI STRIP
Galaxy Mega Resort
Venetian Resort
Four Seasons
Shangri-La
Sheraton
Holiday Inn
Hilton/ Conrad
Hengqin Island
Ecological Reserve
Fairmount Raffles
Golf Course
Cotai Strip



Macao Studio City

CapitaLand

Serviced Residences



CapitaLand

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Serviced Residences Footprint

THE ASCOTT GROUP

About 19,500 units in 53 cities across 23 countries



St Petersburg
London
Brussels
Moscow
Berlin
Astana
France
(13 cities)
Munich
Tbilisi
Aktau
Barcelona
Beijing
Dalian
Seoul
Tianjin
Tokyo
Kyoto
Xi'an
Suzhou
Shanghai
Manama
Doha
Dubai
Hong Kong
Guangzhou
Hanoi
Hyderabad, Bangalore, Chennai
Bangkok
Manila
Ho Chi Minh City
Kuala Lumpur
Singapore
Kuching
Jakarta
Surabaya
Sydney
Melbourne
Auckland
Hobart

CapitaLand

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Ascott Shanghai Pudong

THE ASCOTT GROUP

- Leading international serviced residence company
- Owns and / or manages about 19,500 serviced residence units in 53 cities across 23 countries
- Award Winning – No. 1 in China's Top 100 Serviced Residences ranking; Best Service in Serviced Apartments in Hanoi and Ho Chi Minh City (Vietnam Guide Awards)
- Brands

ASCOTT THE RESIDENCE SOMERSET SERVICED RESIDENCE Citadines APART HOTEL


Ascott Bangkok Sathorn


Somerset Harbour Court, Dalian


Citadines Paris Louvre


Somerset Gordon Place, Melbourne


Somerset Palace, Seoul

Ascott Residence Trust

ASCOTT RESIDENCE TRUST

Australia
1 property with 43 units in Melbourne

China
4 properties with 742 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

The Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 337 units

Vietnam
3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.34 billion portfolio value
3,463 apartment units in 36 properties
10 Pan-Asian cities in 7 countries



CHINA
JAPAN
VIETNAM
PHILIPPINES
SINGAPORE
INDONESIA
AUSTRALIA

CapitaLand

Note: Upon legal completion of the acquisition of 18 rental housing properties in Tokyo, Japan in December 2007.

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Financial Services



CapitaLand

Financial Services – Asia's Largest

Asia's largest property fund manager : AUM of S$15.7bn (Sep07)

5 REITS and 14 Private Real Estate Property Funds



15.7
14.3
8.5
6.0
3.1
16
13
10
8
5
3
0
S$Billion
2003
2004
2005
2006
3Q2007
REITS
Private Funds

-AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group.

-Eureka Office Fund (AUM @ Jun'07: S$0.7B) was closed recently following the acquisition of the remaining 50% stake.

CapitaLand

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Raffles City



Raffles City Developments

- **4 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**


Raffles City Beijing



CapitaLand

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Corporate Initiatives



CapitaLand

CSR - Green Initiatives

- Attained **ISO14000** certification Group-Wide (for environmental management systems)
- Green Committee to spearhead initiatives

HK-BEAM

Property giant CapitaLand's green efforts pay off as it clinches 10 out of 27 Green Mark awards
The Straits Times, 11 May 2007


Gold for green

CSR – Corporate Philanthropy

CapitaLand FOUNDATION

- Focus on underprivileged children
  - Supported charities – Beyond Social Services, Pathlight School, Children's Cancer Foundation, Rainbow Centre, S'pore Autism School, Mainly I Love Kids (MILK)
- 3rd CapitaLand Hope School was opened in April in Huangmaoling, Yunnan



- Volunteer teaching by CapitaLand staff over 10 days
- " Building for Tomorrow" Book - inspired by the online interest on the 10 day volunteer programme



Thank You



CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Jan-2008 07:10:27
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(1) 2007 full year unaudited financial statement and distribution announcement; (2) CMT achieves 30.0% higher fourth quarter 2007 DPU and 14.1% higher DPU growth year-on-year; (3) Notice of books closure and distribution payment date; and (4) Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaMall Trust

CAPITAMALL TRUST

2007 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2005	FY 2006	FY 2007	7 November to 31 December 2007		
	Actual	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	243,087	331,728	431,860	69,917	58,862	18.8
Net Property Income (S$'000)	154,081	217,641	287,775	44,671	38,758	15.3
Amount Available for Distribution (S$'000)	126,782	169,403	211,190	33,920	28,285	19.9
Distributable Income (S$'000)	126,782	169,403	211,190	39,051 [2]	28,285	38.1
Distribution Per Unit ("DPU") (cents)						
For the period	10.23¢	11.69¢	13.34¢	2.34¢	1.80¢	30.0
Annualised	10.23¢ [3]	11.69¢ [3]	13.34¢ [3]	15.53¢	11.95¢	30.0

Footnotes:
1. *The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 November 2007.*
2. *Actual for the period included release of S$4.6 million retained in 1Q 2007 and S$0.5 million of net capital distribution income (after interest expense) from CapitaRetail China Trust ("CRCT") retained in 3Q 2007.*
3. *Refers to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast for the CMT malls as stated in the CMT OIS dated 29 August 2006 and for RCS Trust as stated in the forecast shown in the joint announcement with CCT on 9 November 2007 respectively, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 7 November to 31 December 2007
Distribution type	i) Taxable Income ii) Capital
Distribution rate	i) Taxable income distribution of 2.31 cents per unit ii) Capital distribution of 0.03 cents per unit
Books closure date	30 January 2008
Payment date	28 February 2008

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited ("CRS"), an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager. RCS Trust is 40% owned by CMT and 60% owned by CCT.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT Group's results for the same calender quarter, CMT Group will equity account the results of CRCT based on a 3 month lag time.

On 13 April 2007, CMT established up a wholly-owned subsidiary, CMT MTN Pte. Ltd. ("CMT MTN") to provide treasury services, including on-lending to CMT the proceeds from issuances of notes under an unsecured multicurrency medium term note programme.

On 1 June 2007, CMT acquired the balance 72.8% of the Class E Bonds of CRS which were not held by CMT then. CMT is now the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping malls in Singapore.

1(a)(i) Statement of Total Return and Distribution statement (4Q 2007 vs 4Q 2006)

Statement of Total Return	Group			Trust		
	4Q 2007[1] S$'000	4Q 2006 S$'000	% Change	4Q 2007[2] S$'000	4Q 2006 S$'000	% Change
Gross rental income	106,764	89,362	19.5	77,987	74,344	4.9
Car park income	3,348	2,464	35.9	2,288	2,057	11.2
Other income	5,921	4,615	28.3	4,541	4,233	7.3
Gross revenue	**116,033**	**96,441**	**20.3**	**84,816**	**80,634**	**5.2**
Property management fees	(4,007)	(3,618)	10.8	(2,877)	(3,009)	(4.4)
Property tax	(10,017)	(8,075)	24.0	(7,026)	(6,709)	4.7
Other property operating expenses[3]	(24,682)	(20,900)	18.1	(16,688)	(18,148)	(8.0)
Property operating expenses	**(38,706)**	**(32,593)**	**18.8**	**(26,591)**	**(27,866)**	**(4.6)**
Net property income	**77,327**	**63,848**	**21.1**	**58,225**	**52,768**	**10.3**
Interest income	273	278	(1.8)	4,703	1,429	NM
Investment income[4]	-	-	-	8,569	7,544	13.6
Asset management fees	(6,773)	(5,942)	14.0	(4,989)	(4,934)	1.1
Trust expenses	(832)	(743)	12.0	(636)	(705)	(9.8)
Finance costs	(18,604)	(14,616)	27.3	(12,463)	(10,846)	14.9
Net income before share of profit of associate	**51,391**	**42,825**	**20.0**	**53,409**	**45,256**	**18.0**
Share of profit of associate[5]	3,550	10,364	(65.7)	-	-	-
Net Income	**54,941**	**53,189**	**3.3**	**53,409**	**45,256**	**18.0**
Net appreciation on revaluation of investment properties	90,826	239,614	(62.0)	39,099	206,224	**(81.0)**
Total return for the period before taxation	**145,767**	**292,803**	**(50.2)**	**92,508**	**251,480**	**(63.2)**
Taxation[6]	(557)	NA	NM	NA	NA	NA
Total return for the period	**145,210**	**292,803**	**(50.4)**	**92,508**	**251,480**	**(63.2)**

Distribution statement

Net income before share of profit of associate	51,391	42,825	20.0	53,409	45,256	18.0
Net effect of non-tax deductible items[7]	4,425	4,087	8.3	3,109	2,899	7.2
Interest income from associate[8]	-	1,243	NM	-	-	-
Net loss from subsidiaries	702	-	NM	-	-	-
Amount available for distribution to unitholders	**56,518**	**48,155**	**17.4**	**56,518**	**48,155**	**17.4**
Distributable income to unitholders[9]	**62,274**	**52,331**	**19.0**	**62,274**	**52,331**	**19.0**

Footnotes :

1. *The Group's results for 4Q 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS and CMT MTN and equity accounting of its associate, CRCT. The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*
2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*
3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	4Q 2007 S$'000	4Q 2006 S$'000	% Change	4Q 2007 S$'000	4Q 2006 S$'000	% Change
Depreciation and amortization	255	421	(39.4)	181	336	(46.1)

4. *Investment income relate to distributable income from RCS Trust.*
5. *Share of profit of associate for 4Q 2007 and 4Q 2006 relate to the equity accounting of CRCT's results on a 3 month lag basis and CRS's results (when it is still an associate) respectively.*
6. *This includes 100% share in CRS's income tax.*
7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	4Q 2007 S$'000	4Q 2006 S$'000	% Change	4Q 2007 S$'000	4Q 2006 S$'000	% Change
Non-tax deductible items						
- Asset management fees	*3,072*	*3,179*	*(3.4)*	*1,930*	*2,171*	*(11.1)*
- Trustee's fees	*182*	*362*	*(49.7)*	*149*	*334*	*(55.4)*
- Temporary differences and other adjustments	*1,171*	*546*	*NM*	*1,030*	*394*	*NM*
Net effect of non-tax deductible items	*4,425*	*4,087*	*8.3*	*3,109*	*2,899*	*7.2*

8. *For 4Q 2006, this relates to the interest income received for the period 1 Jul 2006 to 30 Sep 2006 (when CRS was still an associate). With effect from 1 June 2007, CRS is a subsidiary of CMT.*
9. *Included release of S$4.6 million retained in 1Q 2007 and S$1.2 million of net capital distribution income (net of interest) from CRCT retained in 3Q 2007.*

NM – not meaningful

1(a)(ii) Statement of total return and Distribution statement (FY 2007 vs FY 2006)

	Group			Trust		
Statement of total return	FY 2007[1] S$'000	FY 2006 S$'000	% Change	FY 2007 [2] S$'000	FY 2006 S$'000	% Change
Gross rental income	399,210	307,301	29.9	306,215	287,595	6.5
Car park income	11,996	8,912	34.6	8,872	8,400	5.6
Other income	20,654	15,515	33.1	17,358	15,055	15.3
Gross revenue	**431,860**	**331,728**	**30.2**	**332,445**	**311,050**	**6.9**
Property management fees	(15,632)	(12,388)	26.2	(11,876)	(11,588)	2.5
Property tax	(39,668)	(29,114)	36.3	(30,420)	(27,362)	11.2
Other property operating expenses [3]	(88,785)	(72,585)	22.3	(69,224)	(69,104)	0.2
Property operating expenses	**(144,085)**	**(114,087)**	**26.3**	**(111,520)**	**(108,054)**	**3.2**
Net property income	**287,775**	**217,641**	**32.2**	**220,925**	**202,996**	**8.8**
Interest income	1,066	967	10.2	13,160	5,801	NM
Investment income [4]	-	-	-	36,333	9,951	NM
Asset management fees	(25,512)	(20,510)	24.4	(19,552)	(19,180)	1.9
Trust expenses	(3,095)	(2,426)	27.6	(2,434)	(2,360)	3.1
Finance costs	(72,335)	(42,529)	70.0	(50,180)	(37,588)	33.5
Net income before share of profit of associates	**187,899**	**153,143**	**22.7**	**198,252**	**159,620**	**24.2**
Share of profit of associates [5]	39,653	14,258	NM	-	-	-
Net income	**227,552**	**167,401**	**35.9**	**198,252**	**159,620**	**24.2**
Net appreciation on revaluation of investment properties	381,170	252,960	50.7	271,752	219,570	23.8
Total return for the period before taxation	**608,722**	**420,361**	**44.8**	**470,004**	**379,190**	**23.9**
Taxation [6]	(775)	NA	NM	NA	NA	NA
Total return for the period	**607,947**	**420,361**	44.6	**470,004**	**379,190**	23.9

Distribution statement

Net income before share of profit of associates	187,899	153,143	22.7	198,252	159,620	24.2
Net effect of non-tax deductible items [7]	17,982	11,329	58.7	12,938	9,783	32.2
Distribution income from associate [8]	3,109	-	NM	-	-	-
Interest income from associate [9]	2,063	4,931	(58.2)	-	-	-
Net loss from subsidiaries	137	-	NM	-	-	-
Amount available for distribution to unitholders	**211,190**	**169,403**	24.7	**211,190**	**169,403**	24.7
Distributable income to unitholders	**211,190**	**169,403**	24.7	**211,190**	**169,403**	24.7

Footnotes :

1. *The Group's results for FY 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007. The investment in 20.0% in CRCT and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) were completed on 2 November 2006 and 1 September 2006 respectively.

2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007. The investment in 20.0% in CRCT and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) were completed on 2 November 2006 and 1 September 2006 respectively.*

3 *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	FY 2007 S$'000	FY 2006 S$'000	% Change	FY 2007 S$'000	FY 2006 S$'000	% Change
Depreciation and amortization	1,663	1,137	46.3	1,460	1,045	39.7
Allowance for doubtful receivables / Bad debts written off	15	29	(48.3)	21	14	50.0
Assets written off (Mainly aircon system and escalators)	-	900	NM	-	900	NM

4. *Investment income for FY 2007 relates to distributable income from RCS Trust for FY 2007 and distributable income from CRCT for the period from 23 October 2006 to 30 June 2007. Investment income for FY 2006 relates to distributable income from RCS Trust for 1 September 2006 to 31 December 2006.*

5. *Share of profit of associates for FY 2007 relates to the equity accounting of CRCT's results on a 3 month lag basis and CRS's results for 1 Jan 2007 to 31 May 2007. Share of profit of associate for FY 2006 relates to CRS's results when it is still an associate.*

6. *This includes 100% share in CRS's income tax after 1 June 2007.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	FY 2007 S$'000	FY 2006 S$'000	% Change	FY 2007 S$'000	FY 2006 S$'000	% Change
Non-tax deductible items						
- Asset management fees	12,650	9,793	29.2	8,277	8,463	(2.2)
- Trustee's fees	783	1,201	(34.8)	658	1,164	(43.5)
- Temporary differences and other adjustments	4,549	335	NM	4,003	156	NM
Net effect of non-tax deductible items	17,982	11,329	58.7	12,938	9,783	32.3

8. *For FY 2007, this relates to the distribution income received from CRCT for the period 23 October 2006 to 30 June 2007.*

9. *For FY 2007, this relates to the income received for the period from 1 Jan 2007 to 31 May 2007 when CRS was still an associate. With effect from 1 June 2007, CRS is a subsidiary of CMT.*

NM – not meaningful

1(b)(i) Balance sheet

As at 31 Dec 2007 vs 31 Dec 2006

	Group			Trust		
	31 Dec 2007[1] S$'000	31 Dec 2006[1] S$'000	% Change	31 Dec 2007 S$'000	31 Dec 2006 S$'000	% Change
Non-current assets						
Plant & equipment	1,375	888	54.8	935	508	84.1
Investment properties [2]	5,777,900	4,575,080	26.3	4,021,000	3,668,680	9.6
Interest in subsidiaries [3]	-	-	-	356,220	-	NM
Interest in associates [4]	98,053	169,636	(42.2)	93,293	151,293	(38.3)
Interest in joint venture	-	-	-	529,719	525,480	0.8
Total non-current assets	**5,877,328**	**4,745,604**	**23.8**	**5,001,167**	**4,345,961**	**15.1**
Current assets						
Inventories	182	167	9.0	-	-	-
Trade & other receivables	10,840	18,306	(40.8)	22,907	23,490	(2.5)
Cash & cash equivalents	68,918	47,201	46.0	35,493	31,802	11.6
Total current assets	**79,940**	**65,674**	**21.7**	**58,400**	**55,292**	**5.6**
Less						
Current liabilities						
Trade & other payables	116,793	94,339	23.8	82,200	84,144	(2.3)
Short term borrowings [5]	150,000	255,793	(41.4)	150,000	255,793	(41.4)
Provisions for taxation	1,018	367	NM	-	367	NM
Total current liabilities	**267,811**	**350,499**	**(23.6)**	**232,200**	**340,304**	**(31.8)**
Net current (liabilities)	**(187,871)**	**(284,825)**	**(34.0)**	**(173,800)**	**(285,012)**	**(39.0)**
Less						
Non-current liabilities						
Long term borrowings [5]	1,892,949	1,434,279	32.0	1,240,251	1,089,733	13.8
Non-current portion of security deposits	70,720	50,686	39.5	55,666	45,588	22.1
Other payables	3,974	-	NM	-	-	-
Total non-current liabilities	**1,967,643**	**1,484,965**	**32.5**	**1,295,917**	**1,135,321**	**14.1**
Net assets	**3,721,814**	**2,975,814**	**25.1**	**3,531,450**	**2,925,628**	**20.7**
Unitholders' funds	**3,721,814**	**2,975,814**	**25.1**	**3,531,450**	**2,925,628**	**20.7**

Footnotes:

1. *As at 31 December 2007, balance sheet at Group level include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   As at 31 December 2006, balance sheet at Group level includes proportionate consolidation of the 40% interest in Raffles City and equity accounting of its associates, CRS and CRCT.
2. *Investment properties as at 31 December 2007 are stated at valuation performed by independent professional valuers as at 1 December 2007, adjusted for capital expenditure capitalised and include the 40% interest in Raffles City and the three malls under CRS which CMT effectively owns through the acquisition of the balance 72.8% of the Class E bonds of CRS on 1 June 2007.*
3. *Interest in subsidiaries includes cost of investment in CRS and CMT MTN.*
4. *Interest in associates as at 31 December 2007 consist of cost of investment in CRCT. The market value of CRCT, based on the closing price of S$2.15 as at 31 Dec 2007, amounts to S$204.5 million. As at 31 December 2006, interest in associates includes cost of investment in CRS and CRCT.*
5. *At Group level, long term borrowings as at 31 December 2007 includes long term borrowings of CRS of S$302.8 million.*
   On 26 February 2007, S$350.0 million long term borrowings was taken through the existing Commercial Mortgaged-Backed Securitisation ("CMBS") program under Silver Maple Investment Corporation Ltd ('Silver Maple"), to refinance the S$172.0 million CMBS and S$28.0 Revolving Credit Facility ("RCF") maturing in February 2007. The balance S$150.0 million was used to repay short term borrowings of S$132.5 million.
   S$290.3 million short term borrowings was drawn down on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS. This amount together with short term borrowings drawn to finance asset enhancement works were repaid on 7 November 2007 through the proceeds from the private placement on same date.
   On 12 December 2007, CMT MTN issued S$150.0 million loan through its S$1 billion Multicurrency Medium Term Note Programme ("CMT MTN Programme") which was on-lent to CMT to repay the S$93.3 million short term borrowings drawn to fund investment in CRCT as well as S$40.0 million short term borrowings to finance asset enhancement works.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group		Trust	
	31 Dec 2007[1] S$'000	31 Dec 2006 S$'000	31 Dec 2007 S$'000	31 Dec 2006 S$'000
Secured borrowings				
Amount repayable after one year	1,897,408	1,439,400	1,243,000	1,093,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(4,459)	(5,121)	(2,749)	(3,267)
	1,892,949	**1,434,279**	**1,240,251**	**1,089,733**

Footnote:

1. *Secured borrowings include the proportionate consolidation of its 40% share of secured borrowings at RCS Trust as well as the proportionate consolidation of its 40% share of secured borrowings at RCS Trust.*

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

Details of any collateral at CRS

As security for the borrowings, CRS and its subsidiaries ("CRS Group") and / or CRS has granted in favour of the lenders the following:

(i) First or second ranking debentures creating fixed and floating charges over the assets of CRS Group;

(ii) First or second fixed charges over the bank and other operating accounts of CRS's subsidiaries;

(iii) First or second fixed charges over the units held by CRS in its subsidiaries;

(iv) First or second assignments of rights, title and interest of CRS in the loan agreements and all securities provided to CRS by the subsidiaries for the mortgage loans;

(v) First or second assignments of the rights, title and interest of the subsidiaries in the following:-

- Property management agreements and asset management agreements relating to the properties;
- Tenancy and tenancy-related agreements and other sale and purchase agreements relating to the properties; and
- Insurances effected over the properties;

(vi) Mortgages over each of the properties.

1(c) Cash flow statement (4Q 2007 vs 4Q 2006)

	Group	
	4Q 2007[1] S$'000	4Q 2006 S$'000
Operating activities		
Net Income	54,941	53,189
Adjustments for:		
Interest income	(273)	(278)
Finance costs	18,604	14,616
Depreciation and amortization	255	421
Asset management fee paid/payable in units	3,072	3,179
Share of profit of associates	(3,550)	(10,364)
Operating income before working capital changes	73,049	60,763
Changes in working capital:		
Inventories	(1)	-
Trade and other receivables	3,400	(4,183)
Trade and other payables	10,863	7,096
Security deposits	2,386	2,824
Income taxes paid	55	-
Cash generated from operating activities	**89,752**	**66,500**
Investing activities		
Investment in associate	-	(93,293)
Interest received	279	2,708
Capital expenditure on investment properties	(43,590)	(25,179)
Purchase of plant and equipment	(371)	(195)
Proceeds from disposal	2	-
Cash flows from investing activities	**(43,680)**	**(115,959)**
Financing activities		
Issue and financing expenses	(5,817)	2,495
Proceeds from interest bearing loans and borrowings	157,650	111,526
Repayment of interest bearing loans and borrowings	(453,631)	-
Proceeds from issue of new units	352,110	-
Distribution to unitholders[2]	(76,351)	(41,056)
Interest paid	(18,917)	(13,349)
Cash flows from financing activities	**(44,956)**	**59,616**
Increase / (decrease) in cash and cash equivalent	**1,116**	**10,157**
Cash and cash equivalent at beginning of period	**67,802**	**37,044**
Cash and cash equivalent at end of period	**68,918**	**47,201**

Footnotes:

1. *Groups' results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007. The investment in 20.0% in CRCT was completed on 2 November 2006.
2. *Distribution for 4Q 2007 is for the period from 1 July 2007 to 6 November 2007 paid in November 2007. Distribution for 4Q 2006 is for the period from 1 July 2006 to 30 September 2006 paid in November 2006.*

1(c) **Cash flow statement (FY 2007 vs FY 2006)**

	Group	
	FY 2007[1] S$'000	FY 2006 S$'000
Operating activities		
Net Income	227,552	167,401
Adjustments for:		
Interest income	(1,066)	(967)
Finance costs	72,335	42,529
Depreciation and amortization	1,663	1,137
Allowance for doubtful receivables	2	15
Write-off of assets	-	900
Bad debts written off	13	14
Asset management fee paid/payable in units	12,650	9,793
Share of profit of associates	(39,653)	(14,258)
Operating income before working capital changes	273,496	206,564
Changes in working capital:		
Inventories	(15)	(167)
Trade and other receivables	5,030	(4,669)
Trade and other payables	19,108	4,449
Security deposits	10,460	9,955
Payment of income tax	55	-
Cash generated from operating activities	**308,134**	**216,132**
Investing activities		
Investment in associate	-	(93,293)
Interest received	3,592	5,802
Distribution received from associate	3,109	-
Net cash outflow on purchase of subsidiary	(274,482)	-
Net cash outflow on purchase of investment properties	-	(856,463)
Capital expenditure on investment properties	(114,180)	(76,390)
Purchase of plant and equipment	(820)	(259)
Proceeds from disposal	2	-
Cash flows from investing activities	**(382,779)**	**(1,020,603)**
Financing activities		
Issue and financing expenses	(7,449)	(8,073)
Proceeds from interest bearing loans and borrowings	841,333	602,193
Repayment of interest bearing loans and borrowings	(786,131)	-
Proceeds from issue of new units	352,110	401,000
Distribution to unitholders[2]	(224,322)	(142,674)
Interest paid	(79,179)	(39,921)
Cash flows from financing activities	**96,362**	**812,525**
Increase / (decrease) in cash and cash equivalent	**21,717**	**8,054**
Cash and cash equivalent at beginning of period	**47,201**	**39,147**
Cash and cash equivalent at end of period	**68,918**	**47,201**

Footnotes:

1. *The Group's results for FY 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007. The investment in 20.0% in CRCT and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) were completed on 2 November 2006 and 1 September 2006 respectively.
2. *Distribution for FY 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007, distribution for the period 1 January 2007 to 31 March 2007 paid in May 2007, distribution for the period 1 April 2007 to 30 June 2007 paid in August 2007 and distribution for the period 1 July 2007 to 6 November 2007 paid in November 2007.*
   Distribution for FY 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006, distribution for the period 1 January 2006 to 31 March 2006 paid in May 2006, distribution for the period 1 April 2006 to 30 June 2006 paid in August 2006 and distribution for the period 1 July 2006 to 30 September 2006 paid in November 2006.

1(d)(i) Statement of changes in unitholders' funds (4Q 2007 vs 4Q 2006)

As at 31 Dec 2007 vs 31 Dec 2006

	Group		Trust	
	4Q 2007[1] S$'000	4Q 2006 S$'000	4Q 2007[2] S$'000	4Q 2006 S$'000
Balance as at beginning of period	**3,302,973**	**2,718,560**	**3,165,979**	**2,710,216**
Operations				
Net income after tax	54,384	53,189	53,409	45,256
Net appreciation on revaluation of investment properties	90,826	239,614	39,099	206,224
Net increase in net assets resulting from operations	**145,210**	**292,803**	**92,508**	**251,480**
Movement in hedging reserves[3]	**(460)**	**519**	**-**	**-**
Movement in foreign currency translation reserves[3]	**1,128**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Proceeds from placement [4]	352,110	-	352,110	-
- Management fee paid in units	1,930	2,171	1,930	2,171
- Units to be issued in respect of RCS Trust's manager's asset management fees	1,091	322	1,091	322
Issue expenses[5]	(5,817)	2,495	(5,817)	2,495
Distribution to unitholders [6]	(76,351)	(41,056)	(76,351)	(41,056)
Net decrease in net assets resulting from unitholders' transactions	**272,963**	**(36,068)**	**272,963**	**(36,068)**
Balance as at end of period	**3,721,814**	**2,975,814**	**3,531,450**	**2,925,628**

Footnotes:

1. *Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.
2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserves and foreign currency translation reserves and CRS's hedging reserves.*
4. *97,000,000 new units were issued via a equity raising exercise on 7 November 2007 mainly to repay the borrowings incurred for the purchase of 72.8% interest in the Class E bonds of CRS and Asset Enhancement Initiatives ("AEI") works.*

5. *For 4Q 2007, this comprised underwriting fees relating to the equity raising exercise on 7 November 2007. For 4Q 2006, this comprised mainly reversal of over accrual of issue/circular expenses relating to the equity raising exercise for the acquisition of the 40% interest in Raffles City through RCS Trust on 1 September 2006.*
6. *Distribution for 4Q 2007 is for the period from 1 July 2007 to 6 November 2007 paid in November 2007. Distribution for 4Q 2006 is for the period from 1 July 2006 to 30 September 2006 paid in November 2006.*

1(d)(i) Statement of changes in unitholders' funds (FY 2007 vs FY 2006)

As at 31 Dec 2007 vs 31 Dec 2006

	Group		Trust	
	FY 2007[1] S$'000	FY 2006 S$'000	FY 2007 [2] S$'000	FY 2006 S$'000
Balance as at beginning of period	**2,975,814**	**2,283,905**	**2,925,628**	**2,276,977**
Operations				
Net income after tax	226,777	167,401	198,252	159,620
Net appreciation on revaluation of investment properties	381,170	252,960	271,752	219,570
Net increase in net assets resulting from operations	**607,947**	**420,361**	**470,004**	**379,190**
Movement in hedging reserves[3]	**1,917**	**2,087**	**-**	**-**
Movement in foreign currency translation reserves [3]	**318**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Proceeds from placement [4]	352,110	401,000	352,110	401,000
- Units issued in respect of acquisition fees for Raffles City [5]	-	8,664	-	8,664
- Units issued in respect of acquisition fees for CRS [6]	1,334	-	1,334	-
- Management fee paid / payable in units	8,277	8,463	8,277	8,463
- Units issued / to be issued in respect of RCS Trust's manager's asset management fees	4,236	322	4,236	322
Issue expenses [7]	(5,817)	(6,314)	(5,817)	(6,314)
Distribution to unitholders[8]	(224,322)	(142,674)	(224,322)	(142,674)
Net decrease in net assets resulting from unitholders' transactions	**135,818**	**269,461**	**135,818**	**269,461**
Balance as at end of period	**3,721,814**	**2,975,814**	**3,531,450**	**2,925,628**

Footnotes:

1. *Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates, CRCT and CRS (from 1 Jan 2007 to 31 May 2007).*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007. The investment in 20.0% in CRCT and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) were completed on 2 November 2006 and 1 September 2006 respectively.
2. *The acquisition of the balance 72.8% interest of the Class E Bonds in CRS was completed on 1 June 2007. The investment in 20.0% in CRCT and the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) were completed on 2 November 2006 and 1 September 2006 respectively.*
3. *This includes Group's 20.0% share in CRCT's hedging reserves and foreign currency translation reserves and CRS's hedging reserves.*
4. *For FY 2007, 97,000,000 new units were issued via a equity raising exercise on 7 November 2007 mainly to repay the borrowings incurred for the purchase of 72.8% interest in the Class E bonds of CRS and AEI works.*
   For FY 2006, 174,348,000 new units were issued via a equity raising exercise on 1 September 2006 to part finance the acquisition of 40% interest in Raffles City through RCS Trust.

5. *3,652,767 new units were issued on 1 September 2006 as payment of acquisition fees for the acquisition of 40% interest in Raffles City through RCS Trust.*
6. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of the balance 72.8% of the Class E Bonds in CRS*
7. *For FY 2007, this comprised underwriting fees relating to the equity raising exercise on 7 November 2007. For FY 2006, this comprised mainly underwriting and selling commissions and other issue expenses relating to the equity raising exercise for the acquisition of the 40% interest in Raffles City through RCS Trust on 1 September 2006.*
8. *Distribution for FY 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007, distribution for the period 1 January 2007 to 31 March 2007 paid in May 2007, distribution for the period 1 April 2007 to 30 June 2007 paid in August 2007 and distribution for the period from 1 July 2007 to 6 November 2007 paid in November 2007.*
   Distribution for FY 2006 is for the period from 31 October 2005 to 31 December 2005 paid in February 2006, distribution for the period 1 January 2006 to 31 March 2006 paid in May 2006, distribution for the period 1 April 2006 to 30 June 2006 paid in August 2006 and distribution for the period from 1 July 2006 to 30 September 2006 paid in November 2006.

1(d)(ii) Details of any change in the issued and issuable units (4Q 2007 vs 4Q 2006)

	Trust	
	4Q 2007 Units	4Q 2006 Units
Balance as at beginning of period	**1,564,581,511**	**1,560,461,072**
New units issued :		
- For repayment of the borrowings incurred for the acquisition of the balance 72.8% of the Class E bonds in CRS and AEI works	97,000,000	-
- As payment of asset management fees [1]	811,175	979,633
Issued units as at end of period	**1,662,392,686**	**1,561,440,705**
New units to be issued		
- As payment of asset management fees [2]	581,692	775,442
Total issued and issuable units as at end of period	**1,662,974,378**	**1,562,216,147**

Footnotes:
1. *These were the performance component of the asset management fees for 3Q 2007 and 3Q 2006 which were issued in November 2007 and November 2006 respectively.*
2. *These were the performance component of the asset management fees for 4Q 2007 (which will be issued in February 2008) and 4Q 2006 (that have been issued in February 2007).*

1(d)(ii) Details of any change in the issued and issuable units (FY 2007 vs FY 2006)

	Trust	
	FY 2007 Units	FY 2006 Units
Balance as at beginning of period	**1,561,440,705**	**1,379,698,467**
New units issued :		
- For repayment of the borrowings incurred for the acquisition of the balance 72.8% of the Class E bonds in CRS and AEI works	97,000,000	-
- As payment of asset management fees [1]	3,629,296	3,741,471
- As payment of acquisition fees for CRS	322,685	-
- For acquisition of 40% interest in Raffles City	-	174,348,000
- As payment of acquisition fees for Raffles City	-	3,652,767
Issued units as at end of period	**1,662,392,686**	**1,561,440,705**
New units to be issued		
- As payment of asset management fees [2]	581,692	775,442
Total issued and issuable units as at end of period	**1,662,974,378**	**1,562,216,147**

Footnotes:

1. *These were the performance component of the asset management for 4Q 2006, 1Q 2007, 2Q 2007 and 3Q 2007 which were issued in February 2007, May 2007, August 2007 and November 2007 respectively. For FY 2006, the units were issued for 4Q 2005, 1Q 2006, 2Q 2006 and 3Q 2006 which were issued in February 2006, May 2006, August 2006 and November 2006 respectively.*
2. *These were the performance component of the asset management fees for 4Q 2007 (which will be issued in February 2008) and 4Q 2006 (that have been issued in February 2007).*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2006 except as noted in item 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With the introduction of FRS 40: Investment Property with effect from 2007, Earnings per Unit ("EPU") are computed based on total return for the period after tax. Prior to this, EPU were computed based on net ncome after tax.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (4Q 2007 vs 4Q 2006)

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used.

	Group		Trust	
	4Q 2007	4Q 2006	4Q 2007	4Q 2006
Weighted average number of units in issue	1,623,044,272	1,561,246,818	1,623,044,272	1,561,246,818
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	8.95¢	18.75¢	5.70¢	16.11¢
Based on fully diluted basis	8.95¢	18.75¢	5.70¢	16.11¢
Number of units in issue at end of period	1,662,392,686	1,561,440,705	1,662,392,686	1,561,440,705
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	3.82¢[2]	3.35¢	3.82¢[2]	3.35¢

Footnotes:
1. *In computing the EPU, total return for the period after tax and the weighted average number of units for the period are used. Comparative EPU's have been restated to be consistent with current period's presentation.*
2. *Included release of S$4.6 million retained in 1Q 2007 and S$1.2 million of net capital distribution income (net of interest) from CRCT retained in 3Q 2007.*

	Group			
	1 Jan 07 – 6 Nov 07	7 Nov 07 – 31 Dec 07	FY 2007	FY 2006
Weighted average number of units in issue	1,563,356,768	1,662,373,765	1,578,277,138	1,441,120,943
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	30.96¢	7.46¢	38.52¢	29.17¢
Based on fully diluted basis	30.96¢	7.46¢	38.52¢	29.17¢
Number of units in issue at end of period	1,564,581,511	1,662,392,686	1,662,392,686	1,561,440,705
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	11.00¢	2.34¢	13.34¢	11.69¢

	Trust			
	1 Jan 07 – 6 Nov 07	7 Nov 07 – 31 Dec 07	FY 2007	FY 2006
Weighted average number of units in issue	1,563,356,768	1,662,373,765	1,578,277,138	1,441,120,943
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	25.53¢	4.26¢	29.78¢	26.31¢
Based on fully diluted basis	25.53¢	4.26¢	29.78¢	26.31¢
Number of units in issue at end of period	1,564,581,511	1,662,392,686	1,662,392,686	1,561,440,705
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	11.00¢	2.34¢	13.34¢	11.69¢

Footnotes:
1. *In computing the EPU, total return for the period and the weighted average number of units for the period are used. Comparative EPU's have been restated to be consistent with current period's presentation.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	
	31 Dec 07	31 Dec 06
NAV per unit	$2.24	$1.91
Adjusted NAV per unit (excluding the distributable income)	$2.21	$1.87

	Trust	
	31 Dec 07	31 Dec 06
NAV per unit	$2.12	$1.87
Adjusted NAV per unit (excluding the distributable income)	$2.10	$1.84

8 **Review of the performance**

	Group				
	4Q 2007	4Q 2006	3Q 2007	FY 2007	FY 2006
	S$'000	S$'000	S$'000	S$'000	S$'000
Income statement					
Gross revenue	**116,033**	**96,441**	**114,469**	**431,860**	**331,728**
Property operating expenses	(38,706)	(32,593)	(37,653)	(144,085)	(114,087)
Net property income	**77,327**	**63,848**	**76,816**	**287,775**	**217,641**
Interest income	273	278	278	1,066	967
Asset management fees	(6,773)	(5,942)	(6,687)	(25,512)	(20,510)
Trust expenses	(832)	(743)	(922)	(3,095)	(2,426)
Finance costs	(18,604)	(14,616)	(21,357)	(72,335)	(42,529)
Net income before share of profit of associates	**51,391**	**42,825**	**48,128**	**187,899**	**153,143**

	Group				
	4Q 2007	4Q 2006	3Q 2007	FY 2007	FY 2006
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net income	51,391	42,825	48,128	187,899	153,143
Net effect of non-tax deductible items	4,425	4,087	3,679	17,982	11,329
Distribution income from associate	-	-	3,109	3,109	-
Interest income from associate	-	1,243	-	2,063	4,931
Net loss / (profit) from subsidiaries	702	-	(158)	137	-
Amount available for distribution to unitholders	**56,518**	**48,155**	**54,758**	**211,190**	**169,403**
Distributable income to unitholders	**62,274**[1]	**52,331**[2]	**53,204**[3]	**211,190**	**169,403**

	Group				
	4Q 2007 S$'000	4Q 2006 S$'000	3Q 2007 S$'000	FY 2007 S$'000	FY 2006 S$'000
Amount available for distribution per unit (cents)					
For the period	3.47	3.08	3.49	13.34	11.69
Annualised	13.77	12.22	13.85	13.34	11.69
Distribution per unit (in cents)					
For the period	3.82[1]	3.35[2]	3.40[3]	13.34	11.69
Annualised	15.16[1]	13.29[2]	13.49[3]	13.34	11.69

Footnotes:-

1. *Included release of S$4.6 million retained in 1Q 2007 and S$1.2 million of net capital distribution income (after interest expense) from CRCT retained in 3Q 2007.*
2. *Included release of S$4.2 million of income retained in 1Q 2006.*
3. *After retaining approximately S$1.6 million of capital distribution income from CRCT.*

4Q 2007 vs 4Q 2006

Gross revenue for 4Q 2007 was S$116.0 million, an increase of S$19.6 million or 20.3% over 4Q 2006. The three malls under CRS acquired on 1 June 2007 contributed gross revenue of S$13.8 million in 4Q 2007. The other malls accounted for another S$4.2 million increase in revenue mainly due to new and renewed leases at higher rates as well as higher revenue from IMM Building as Asset Enhancement Initiatives ("AEI") works to the carpark and levels 1 and 2 of the extension block were completed towards the end of 2006. CMT's 40% interest in Raffles City accounted for another S$1.6 million increase.

Property operating expenses for 4Q 2007 was S$38.7 million, an increase of S$6.1 million or 18.8% over 4Q 2006, mainly due to the three malls under CRS acquired on 1 June 2007.

Asset management fees was S$6.8 million, an increase of S$0.8 million or 14.0% due to higher revenue as explained earlier and higher property values of the existing properties under management.

Finance costs for 4Q 2007 of S$18.6 million was S$4.0 million higher than the same quarter last year. S$2.4 of which was attributed to finance cost on long term borrowings at CRS and the balance mainly due to finance costs on the $350.0 million long term borrowings taken on 26 February 2007 through the existing CMBS program under Silver Maple net of finance cost incurred in 4Q 2006 on the S$172.0 million CMBS and the S$28.0 million RCF maturing on 26 February 2007 which were refinanced by the S$350.0 million as discussed earlier.

4Q 2007 vs 3Q 2007

Gross revenue for 4Q 2007 at S$116.0 million was S$1.5 million or 1.4% higher than 3Q 2007.

Property operating expenses at S$38.7 million was $1.0 million or 2.8% higher than 3Q 2007.

Asset management fees at S$6.8 million was S$0.1 million or 1.3% higher than 3Q 2007.

Finance costs for 4Q 2007 of S$18.6 million was S$2.7 million or 12.9% lower than 3Q 2007 mainly due to repayment of the S$290.3 million short term loan (taken on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS) on 7 November 2007 with the proceeds from the private placement of 97.0 million units.

FY 2007 vs FY 2006

Gross revenue for FY 2007 was S$431.9 million, an increase of S$100.1 million or 30.2% over FY 2006. This was mainly due to the full year contribution in FY 2007 from the 40% interest in Raffles City acquired on 1 September 2006, against the four months' contribution in FY 2006, or an increase of S$45.6 million, and S$33.1 million from the three malls under CRS from 1 June 2007. The other malls accounted for another S$21.4 million increase in revenue mainly due to new and renewed leases at higher rates as well as higher revenue from major AEI works at IMM Building completed towards the end of FY 2006 and early FY 2007.

Property operating expenses for FY 2007 was S$144.1 million, an increase of S$30.0 million or 26.3% over FY 2006. Expenses from the three malls under CRS from 1 June 2007 accounted for S$13.7 million. In addition, the full year contribution of expenses in FY 2007 from the 40% interest in Raffles City, against the four months' contribution of expenses in FY 2006 resulted in an increase of S$12.9 million. The other malls contributed S$3.4 million.

Asset management fees for FY 2007 was S$25.5 million, an increase of S$5.0 million or 24.4% over FY 2006. This was mainly due to the acquisition of the 40% interest in Raffles City completed on 1 September 2006 and the balance 72.8% in Class E Bonds issued by CRS, higher revenue and higher property values under management.

Finance costs for FY 2007 of S$72.3 million was S$29.8 million or 70.0% higher than FY 2006. This was mainly attributed to the full year contribution of finance costs incurred at RCS Trust in FY 2007 against the four months' contribution in FY 2006, resulting in an increase of S$9.9 million. The higher finance costs were also due to the finance cost of S$7.2 million incurred at CRS during 1 June 2007 to 31 December 2007. Cost of financing the investment in CRCT and the S$290.3 million short term loan taken on 1 June 2007 to 7 November 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds of CRS also contributed to the increase in finance cost of S$5.8 million. S$11.3 million finance cost on the S$350.0 million taken on 26 February 2007 through CMBS partially offset the decrease in finance cost of S$6.6 million incurred on the S$172.0 million CMBS and the RCF of S$28.0 million refinanced in February 2007.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

Below mentioned only relates to review of the results of Group.

9(i) **Income statement (Actual vs Forecast)**

	Actual[1] 7 Nov 07 – 31 Dec 07 S$'000	Forecast[2] 7 Nov 07 – 31 Dec 07 S$'000	% Change
Gross rental income	64,087	55,129	16.2
Car park income	2,150	1,467	46.6
Other income	3,680	2,266	62.4
Gross revenue	**69,917**	**58,862**	**18.8**
Property management fees	(2,230)	(3,213)	(30.6)
Property tax	(5,977)	(5,212)	14.7
Other property operating expenses	(17,039)	(11,679)	45.9
Property operating expenses	**(25,246)**	**(20,104)**	**25.6**
Net property income	**44,671**	**38,758**	**15.3**
Interest income	179	808	NM
Asset management fees	(4,087)	(3,396)	20.3
Trust expenses	(568)	(548)	3.6
Finance costs	(10,075)	(9,741)	3.4
Net income before share of profit of associates	**30,120**	**25,881**	**16.4**

NM – not meaningful

Footnotes:
1. *Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual[1] 7 Nov 07 – 31 Dec 07 S$'000	Forecast [2] 7 Nov 07 – 31 Dec 07 S$'000	% Change
Net income before share of profit of associates	**30,120**	**25,881**	**16.4**
Net effect of non-tax deductible items	2,956	2,404	23.0
Net loss from subsidiaries	844	-	NM
Amount available for distribution to unitholders	**33,920**	**28,285**	**19.9**
Distributable income available for distribution to unitholders	**39,051** [3]	**28,285**	**38.1**
Distribution per unit (in cents)			
For the period	2.34	1.80	30.0
Annualised	15.53	11.95	30.0

NM – not meaningful

Footnotes:
1. *Group results for the period includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associate, CRCT*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.*
3. *Included release of S$4.6 million retained in 1Q 2007 and S$0.5 million of net capital distribution income (after interest expense) from CRCT retained in 3Q 2007.*

9(iii) Breakdown of gross revenue

	Actual[1] 7 Nov 07 – 31 Dec 07 S$'000	Forecast [2] 7 Nov 07 – 31 Dec 07 S$'000	% Change
Tampines Mall	8,385	8,252	1.6
Junction 8	6,669	6,498	2.6
Funan DigitaLife Mall	4,399	4,042	8.8
IMM Building	10,402	8,949	16.2
Plaza Singapura	10,507	10,451	0.5
Bugis Junction	8,794	8,616	2.1
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	1,807	1,634	10.6
	50,963	**48,442**	**5.2**
40% interest in Raffles City	10,723	10,420	2.9
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	8,231	-	NM
Gross revenue	**69,917**	**58,862**	**18.8**

NM – not meaningful

Footnotes:

1. *Group results for the period includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.*

9(iv) **Breakdown of net property income**

	Actual[1] 7 Nov 07 – 31 Dec 07 S$'000	Forecast [2] 7 Nov 07 – 31 Dec 07 S$'000	% Change
Tampines Mall	5,612	5,588	0.4
Junction 8	4,226	4,159	1.6
Funan DigitaLife Mall	3,069	2,375	29.2
IMM Building	6,959	5,279	31.8
Plaza Singapura	7,394	7,376	0.2
Bugis Junction	5,794	5,738	1.0
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	1,024	876	16.9
	34,078	**31,391**	**8.6**
40% interest in Raffles City	7,334	7,367	(0.4)
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	3,259	-	NM
Net property income	**44,671**	**38,758**	**15.3**

NM – not meaningful

Footnotes:
1. *Group results for the period includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.*

9(v) **Review of the performance**

Gross revenue for the period from 7 November 2007 to 31 December 2007 was S$69.9 million, an increase of S$11.0 million or 18.8% over the forecast for the same period. CRS malls acquired on 1 June 2007 accounted for S$8.2 million while the balance was due to other CMT malls. Other than Sembawang Shopping Centre which is undergoing major asset enhancement, gross revenue for all malls under CMT portfolio performed better than forecast by 0.5% to 16.2%. S$1.4 million of the total increase is attributable to other income.

Property operating expenses for the period was S$25.2 million, which was S$5.1 million higher than forecast for the same period. Property operating expenses for the three CRS malls accounted for S$5.0 million.

Asset management fees for the period was S$4.1 million or an increase of S$0.7 million over forecast for the same period mainly due to higher revenue and higher property values under management.

Finance cost for the period was S$10.0 million, which was S$0.3 million higher than the forecast for the same period mainly due to the finance cost incurred at CRS which were not included in the forecast.

10 Commentary on the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months

Growth of the Singapore economy moderated in the fourth quarter of 2007. Advance estimates show that real gross domestic product (GDP) rose by 6.0% on a year-on-year basis in the fourth quarter, following a 9.0% gain in the previous quarter. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP growth fell by 3.2%, compared with 4.4% gain a quarter earlier, reflecting a slowdown in the manufacturing sector.

The services producing industries are estimated to have grown by 8.3% in the fourth quarter, same as the previous quarter.

Full year 2007's GDP is forecasted to be in the range of 7% to 8%. For 2008, GDP rate is expected to come in within 4% to 6%. The outlook for retail property market is positive with analysts' estimates for 2008's rental rates increase ranging from 2% to 5% for suburban malls and 4% to 8% in the Orchard area.

Outlook for 2008

The manager of CMT is optimistic to deliver the projected distribution of 13.90 cents as stated in the Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution : Distribution for 7 November 2007 to 31 December 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	2.31
Capital	0.03
Total	**2.34**

Par value of units : NA

Tax rate : Taxable Income Distribution

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from Singapore income tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession in Singapore.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Capital Distribution

Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital distribution will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

Remarks : NA

11(b)	Corresponding period of the preceding financial period	
	Any distributions declared for the corresponding period of the immediate preceding financial period?	Yes.
	Name of distribution	: Distribution for 01 October 2006 to 31 December 2006
	Distribution type	: Income
	Distribution rate	CapitaMall : 2.85 cents per unit (for period from 1 July 2006 to 30 September 2006) CapitaMall A : 0.93 cents per unit (for period from 1 September 2006 to 30 September 2006)
	Par value of units	: NA
	Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
	Remarks	: NA
11(c)	Date payable	: 28 February 2008
11(d)	Books closure date	: 30 January 2008

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

13 Segmental Results

Total gross revenue

	Group		
	Actual FY 2007 S$'000	Actual FY 2006 S$'000	% Change
Tampines Mall	55,229	53,807	2.6
Junction 8	44,548	42,068	5.9
Funan DigitaLife Mall	27,378	24,454	12.0
IMM Building	64,750	54,234	19.4
Plaza Singapura	68,494	64,212	6.7
Bugis Junction	58,690	53,746	9.2
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	13,356	18,529	(27.9)
	332,445	**311,050**	**6.9**
40% interest in Raffles City [1]	66,265	20,678	NM
	398,710	**331,728**	**20.2**
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall [2]	**33,150**	**-**	**NM**
Gross revenue	**431,860**	**331,728**	**30.2**

Net property income

	Group		
	FY 2007 S$'000	FY 2006 S$'000	% Change
Tampines Mall	38,450	37,833	1.6
Junction 8	29,557	28,899	2.3
Funan DigitaLife Mall	17,659	14,739	19.8
IMM Building	40,281	29,949	34.4
Plaza Singapura	48,911	44,533	9.8
Bugis Junction	38,099	35,748	6.6
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	7,968	11,295	(29.5)
	220,925	**202,996**	**8.8**
40% interest in Raffles City[1]	47,364	14,645	NM
	268,289	**217,641**	**23.3**
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall [2]	**19,486**	**-**	**NM**
Net property income	**287,775**	**217,641**	**32.2**

N.M. – not meaningful

Footnotes :

1. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.*
2. *The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 8 on the review.

15 A breakdown of sales as follows:-

		Group		
		FY 2007 S$'000	FY 2006 S$'000	% Change
15(a)	Gross revenue reported for first half year	201,358	153,217	31.4
15(b)	Net income after tax for first half year	123,270	75,921	62.4
15(c)	Gross revenue reported for second half year	230,502	178,511	29.1
15(d)	Net income after tax for second half year	103,507	91,480	13.1

16 A breakdown of the total annual distribution for the current full year and its previous full year as follows:-

	1 Jan 07 - 6 Nov 07 S$'000	7 Nov 07 -31 Dec 07 S$'000	FY 2007 S$'000	1 Jan 06 - 30 Sep 06 S$'000	1 Oct 06 - 31 Dec 06 S$'000	FY 2006 S$'000
Annual distribution to unitholders	172,140	-[1]	172,140	117,072	52,331	169,403

Footnote:

1. Please refer to para 11(a).

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
22 January 2008

82 - 4507

CapitaMall Trust

News Release

22 January 2008
For Immediate Release

CMT Achieves 30.0%[1] Higher Fourth Quarter[2] 2007 DPU and 14.1%[3] Higher DPU Growth Year-on-Year

Strong organic growth and multiple asset enhancement initiatives to sustain growth in 2008

Singapore, 22 January 2008 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$39.1 million to unitholders of CMT ("Unitholders") for Fourth Quarter[2] 2007. This is an increase of S$10.8 million or 38.1% over the forecast distributable income of S$28.3 million for Fourth Quarter[2] 2007. The distribution for Fourth Quarter[2] 2007 includes a distributable income of S$4.6 million which was retained in First Quarter[4] 2007, and a net capital distribution income of S$0.5 million (after interest expense) received from CMT's 20% investment in CapitaRetail China Trust ("CRCT") retained in Third Quarter[5] 2007.

Distribution Per Unit in CMT ("DPU") for Fourth Quarter[2] 2007 is 2.34[6] cents (15.53 cents on an annualised basis), which is 30.0%[1] higher than the forecast DPU[1] of 1.80 cents for Fourth Quarter[2] 2007 (11.95 cents on an annualised basis). Year-on-year, the actual DPU also registered a significant increase of 14.1%[3] from 11.69 cents for Full Year[7] 2006 to 13.34 cents for Full Year[8] 2007.

The Books Closure Date is on 30 January 2008, and Unitholders can expect to receive their Fourth Quarter[2] 2007 distribution of 2.34 cents per unit on 28 February 2008.

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[1] Actual annualised Distribution per Unit for the period from 7 November 2007 to 31 December 2007 versus the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 November 2007.
[2] For the period from 7 November 2007 to 31 December 2007.
[3] Based on actual Distribution per Unit of 13.34 cents for Full Year 2007 versus actual Distribution per Unit of 11.69 cents for Full Year 2006.
[4] For the period from 1 January 2007 to 31 March 2007.
[5] For the period from1 July to 6 November 2007.
[6] Includes 0.03 cents capital distribution from CMT's investment in CRCT.
[7] For the period from 1 January 2006 to 31 December 2006.
[8] For the period from 1 January 2007 to 31 December 2007.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are extremely delighted that CMT has outperformed its forecast in Fourth Quarter[2] 2007 to deliver a remarkable set of results for the Full Year[8] 2007. CMT's unit price appreciated 19.0%[9] and provided Unitholders with a total return of 23.0%[10] in 2007, achieving one of the highest[11] total returns amongst all the Singapore listed REITs. In addition, CMT's market capitalisation and asset size, measuring S$5.8 billion and S$5.9 billion respectively as at 31 December 2007, grew a respectable 26.6% and 23.8%, further strengthening CMT's position as the largest REIT by market capitalisation and asset size in Singapore. Our established multi-pronged strategy, comprising yield accretive acquisition, innovative asset enhancements, active leasing, investment of a 20% stake in CapitaRetail China Trust and local developments, delivered consistent value to Unitholders year-on-year, achieving an average annual total return of 30.7%[12] for the past five years. In 2007 versus 2006, growth in Net Property Income increased Distribution per Unit and Net Asset Value per Unit by 14.1% and 18.0% respectively. With our portfolio of 13 quality assets, which encompass substantial value creation opportunities, as well as our proven and clear management strategy, we are confident of delivering stable and sustainable total returns to Unitholders going forward."

Mr Pua Seck Guan, CEO of CMTML, said, "2007 has been a rewarding year for CMT with the acquisition of the remaining stakes in CapitaRetail Singapore and the completion of a number of significant asset enhancement projects, including IMM Building, Tampines Mall and Raffles City. Our ability to identify quality assets and proactively applying our retail real estate management skill sets on these assets to extract value, coupled with the strong organic growth built into the CMT portfolio, have yielded continuous positive top-line growth. We have put in place a couple of asset enhancement initiatives which are expected to propel DPU growth for the next few years. The positive retail rental outlook and expected upscale in Singapore's population and tourist arrivals cum receipts are also expected to benefit our well-diversified and strategically located malls. Going forward, with a strong capital structure and a relatively low gearing of 34.7%, we are well-positioned to capture yield accretive opportunities presented in the market and are on track to achieve our local target asset size of S$8.0 billion by 2010."

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[9] CMT closing unit price of S$3.46 as at 31 December 2007 versus CMT's opening unit price of S$2.91 as at 29 December 2006.
[10] CMT's price appreciation of 19.0% and distribution of 4.0% for Full Year 2007.
[11] Excluding the Singapore real estate investment trusts that were listed in Full Year 2007.
[12] Based on a total return of 12.9%, 49.6%, 29.7%, 33.1%, 35.1% and 23.5% for Full Year 2002, Full Year 2003, Full Year 2004, Full Year 2005, Full Year[7] 2006 and Full Year[8] 2007 respectively.

Distribution per Unit Growth

Since its inception in 2002, CMT has successfully driven an average annual DPU growth of 12.8%[13], registering a DPU growth of 9.4%, 18.1%, 7.9%, 14.3% and 14.1% for Full Year[14] 2003, Full Year[15] 2004, Full Year[16] 2005, Full Year[7] 2006 and Full Year[8] 2007 respectively.

Gross Revenue / Operating Expense / Net Property Income ("NPI")

CMT's gross revenue for Fourth Quarter[2] 2007 was S$69.9 million. This is an increase of S$11.1 million or 18.8% over the forecast gross revenue of Fourth Quarter[2] 2007. Gross revenue at all malls across CMT's portfolio outperformed forecast for Fourth Quarter[2] 2007. CMT's NPI for Fourth Quarter[2] 2007 also exceeded the forecast net property income for Fourth Quarter[2] 2007 by S$5.9 million or 15.3%.

On the same store basis, CMT's gross revenue for Full Year[8] 2007 of S$332.4 million was S$21.4 million or 6.9% higher than the gross revenue for Full Year[7] 2006 of S$311.0 million. CMT's NPI increased a respectable S$17.9 million or 8.8% from S$203.0 million for Full Year[7] 2006 to S$220.9 million for Full Year[8] 2007.

Portfolio Valuation and Net Asset Value ("NAV") per Unit

CMT Portfolio's[17] valuation increased S$200.0 million within eight months, from S$5.6[18] billion to S$5.8[19] billion. In line with the increase in CMT Portfolio's[14] valuation, CMT Group's[20] NAV per unit also registered a healthy growth of 18.2%, from S$1.87 (as at 31 December 2006) to S$2.21 (as at 31 December 2007). Year on year, CMT's NAV registered an average annual growth of 21.2%[21] since 2003. CMT's NAV grew 27.2%, 25.2%, 14.0% and 18.2% in Full Year[12] 2004, Full Year[12]2005, Full Year[7] 2006 and Full Year[8] 2007 respectively.

---

[13] Average Distribution per Unit growth of 9.4%, 18.1%, 7.9%, 14.3% and 14.1% for Full Year 2003, Full Year 2004, Full Year 2005, Full Year 2006 and Full Year 2007respectively

[14] For the period from 1 January 2003 to 31 December 2003.

[15] For the period from 1 January 2004 to 31 December 2004.

[16] For the period from 1 January 2005 to 31 December 2005.

[17] CMT's portfolio includes Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapore, Sembawang Shopping Centre, Hougang Plaza, Jurong Entertainment Centre, 40.0% stake in Raffles City, Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

[18] In respect of CMT's properties and CMT's 40.0% stake in Raffles City, the date of last valuation is 1 June 2007. In respect of CapitaRetail Singapore's properties, the date of last valuation is 2 April 2007.

[19] Valuation as at 31 December 2007.

[20] The Group's results for Fourth Quarter 2007 includes a proportionate consolidation of the 40.0% interest in Raffles City, consolidation of 100% interest in CapitaRetail Singapore and CMT's MTN and equity accounting of its associate, CRCT. The acquisition of the balance 72.8% of the Class E Bonds in CapitaRetail Singapore was completed on 1 June 2007.

[21] Net Asset Value growth of 27.2%, 25.2%, 14.0% and 18.2% in Full Year 2004, Full Year 2005, Full Year 2006 and Full Year 2007 respectively.

Portfolio Shoppers Traffic

Total annual shopper traffic at Tampines Mall, Junction 8, Funan DigitaLife Mall ("Funan"), Plaza Singapura and IMM Building ("IMM") registered a remarkable growth of 23.4% since 2004. The total number of shoppers passing through our properties, as we grow our geographic presence in Singapore, has also increased significantly. The total annual shopper traffic grew from approximately 75 million[22] in 2004 to close to 200 million[23] in 2007.

Occupancy Rate and Cost / Rental Renewals / Gross Turn Over Rent & Other Income

Similar to previous years, occupancy at CMT malls remained very strong, with occupancy rates tipping 100%. Occupancy cost at Tampines Mall, Junction 8, Plaza Singapura, Bugis Junction and Lot One Shoppers' Mall ("Lot One") also revealed that they are within a healthy range and are in line with the market norms, ranging between 13.6% to 17.2% in 2007 and 13.9% to 17.3% in 2006. Rental renewal rates for the Full Year[8] 2007 registered robust growth of 12.0% over preceding rental rates and 5.0% over forecast rental rates[24].

Separately, the Gross Turnover Rent ("GTO") component has also grown steadily over the years, with GTO contributing 5.0% of Gross Rental Income for Full Year[8] 2007. GTO and Other Income combined also witnessed a growth of 44.9%, from 8.2% of Gross Revenue in Full Year[7] 2006 to 10.4% of Gross Revenue in Full Year[8] 2007.

Committed to Distribute 100% of Taxable Income

The distributable income for Fourth Quarter[2] 2007 is based on 100.0% of CMT's taxable income available for distribution to Unitholders for the same period, plus S$4.6 million of First Quarter[4] 2007 distributable income which was retained in First Quarter[4] 2007. CMT had earlier retained S$4.6 million in First Quarter[4] 2007 to provide a sustainable pool of funds to help negate the potential impact of the fluctuating operational cash flows as CMT embarked on a significant amount of asset enhancement initiatives. As the anticipated vacancy voids at the various asset enhancement works have been well-managed, and that CMT is fully committed to distribute 100% of its taxable income available for distribution for the full financial year ending 31 December 2007, the S$4.6 million retained distributable income is paid to Unitholders in Fourth Quarter[2] 2007.

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[22] Total annual shopper traffic at Tampines Mall, Junction 8, Funan, Plaza Singapura and IMM.

[23] Total annual shopper traffic at Tampines Mall, Junction 8, Funan, Plaza Singapura, IMM, Bugis Junction, Sembawang Shopping Centre, Jurong Entertainment Centre, Raffles City, Lot One, Bukit Panjang Plaza and Rivervale Mall.

[24] Based on the forecast shown in the CMT OIS dated 29 August 2006. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 November 2007.

Summary of CMT Results

(7 November 2007 to 31 December 2007)

	Actual	Forecast[19]	Variance	
			Amount	%
Gross Revenue (S$'000)	69,917	58,862	11,055	18.8
Net Property Income (S$'000)	44,671	38,758	5,913	15.3
Amount Available for Distribution (S$'000)	33,920	28,285	5,635	19.9
Distributable Income to Unitholders (S$'000)	39,051[2]	28,285	10,766	38.1
Distribution Per Unit (cents)				
For the period 7 Nov to 31 Dec 2007	2.34¢	1.80¢	0.54¢	30.0
Annualised	**15.53¢**	**11.95¢**	**3.58¢**	**30.0**
Distribution Yield				
- S$3.46 per unit (closing as at 31 Dec 2007)	**4.49%**	**3.45%**	**1.04%**	**30.0%**
- S$2.65 per unit (closing as at 21 Jan 2008)	**5.86%**	**4.51%**	**1.35%**	**30.0%**

(1 January 2007 to 31 December 2007)

	FY2007	FY2006	Variance	
			Amount	%
Gross Revenue (S$'000)	431,860	331,728	100,132	30.2
Net Property Income (S$'000)	287,775	217,641	70,134	32.2
Amount Available for Distribution (S$'000)	211,190	169,403	41,787	24.7
Distributable Income to Unitholders (S$'000)	211,190	169,403	41,787	24.7
Distribution Per Unit (cents)				
For the year	**13.34¢**	**11.69¢**	**1.65¢**	**14.1**

Asset Enhancement Capital Expenditures

For Full Year[8] 2007, a total capital expenditure of S$168.6 million was committed for asset enhancements across eight retail properties. The total projected capital expenditure in 2008 and 2009 are S$153.2 million and S$112.3 million respectively.

Update on Tampines Mall

Tampines Mall's Phase 2 asset enhancement initiative, where anchor tenant Isetan's space is recovered to create a new cluster of specialty stores, was completed on schedule. The new cluster of shops commenced trading in December 2007, just in time for the festive shopping season.

Based on a capital expenditure of S$9.85 million for the asset enhancement works carried out at the Courts and Isetan Clusters and an annual incremental NPI of S$2.08 million per annum, the ungeared Return On Investment ("ROI") is 21.1%. This surpasses our initial projection of an increase in NPI of S$1.14 million per annum and an ROI of 11.6%.

Tampines Mall Applies for Provisional Permission ("PP") to Utilise Additional Plot Ratio for Office Development

To maximise returns to Unitholders, CMTML has proceeded to apply for PP from the Urban Redevelopment Authority ("URA") to fully utilise the additional plot ratio increase, from 3.5 to 4.2, for an office development. This follows CMT's receipt of URA's Outline Planning Advice on Tampines Mall's plot ratio increase for full office development in July 2007. The increase in plot ratio is expected to create approximately 95,000 Square Feet ("sq ft") of office space at Tampines Mall, which is currently a pure-retail asset. The differential premium payable is estimated at S$2,940.0 per square meter or S$25.9 million.

Update on Funan

In May 2007, CMTML announced that Funan has received PP from the URA to erect a nine-storey commercial building, to maximise the unutilised Gross Floor Area ("GFA") of approximately 386,000 sq ft. The unutilised GFA is due to Funan employing only 3.88 of its allowable gross plot ratio of 7.0. A differential premium of S$63.7 million, to be paid to the URA, has already been locked in.

Funan's effective land cost based on its allowable plot ratio, calculated based on its current valuation, plus the differential premium and the estimated cost to top up Funan's lease to a 99-year leasehold title, is approximately S$489.0 per sq ft. This compares favorably to ongoing land sales price, ranging from S$900.0 to S$1,000.0 per sq ft, for commercial/retail sites. We have submitted a Written Permission to URA for a retail cum office development and are concurrently developing more facade and layout options. We are also exploring various options to unlock value at Funan for Unitholders.

Update on IMM

As at 31 December 2007, 100% leasing commitment was achieved for the new and reconfigured units under the full enhancement works planned at IMM. Compared against average rentals prior to the asset enhancement works, an approximate 34.0% increase in average rentals was achieved. As a result, S$13.3 million, or a 9.9% increase in incremental rental revenue per annum compared to the original projection of S$12.1 million has been committed on a stabilised basis. The Marketplace, with a cluster of new food kiosks, on Level 1 was also completed on schedule.

Based on a capital expenditure of S$92.5 million for the entire enhancement works and an annual incremental NPI of S$10.0 million per annum, the ungeared ROI achieved is 10.8%. This surpasses our initial projection of an increase in NPI of S$9.3 million per annum and an ungeared ROI of 10.1%.

Update on Bugis Junction

Meanwhile, Phase 1 and 2 of the reconfiguration of the Basement 1 Market Place completed on schedule in Fourth Quarter[2] 2007. The final phase of work on Basement 1 is expected to be completed by Second Quarter[25] 2008.

The project is expected to incur a capital expenditure of S$31.4 million, and is expected to increase NPI by S$4.0 million per annum and achieve an ungeared ROI of 12.8%.

Update on Lot One

Asset enhancement works at Lot 1 commenced on schedule in July 2007. As at 31 December 2007, S$4.1 million or approximately 59.0% of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis. Level 1 of the four-storey retail extension block is expected to be completed on schedule in First Quarter[26] 2008. The entire asset enhancement initiative is on track to be completed by Fourth Quarter[27] 2008.

The project is expected to incur a capital expenditure of S$51.7 million, and is expected to increase NPI by S$5.2 million per annum and achieve an ungeared ROI of 10.0%.

[25] For the period from 1 April 2008 to 30 June 2008.
[26] For the period from 1 January 2008 to 31 March 2008.
[27] For the period from 1 October 2008 to 31 December 2008.

Update on Sembawang Shopping Centre ("SSC")

At SSC, redevelopment works, which commenced in First Quarter[4] 2007, are in progress. To date, over 70.0% of the total NLA has been committed. Anchor tenants committed includes Giant Hypermart, Daiso and Kopitiam, whilst other specialty and food and beverage tenants committed includes Popular book store, Dano, OP, Aston, Ajisen and Prosperous Kitchen. The entire redevelopment exercise is on schedule to be completed in Fourth Quarter[24] 2008. The project is expected to incur a capital expenditure of S$68.4 million and is expected to achieve an ungeared ROI of 8.0%.

Update on Jurong Entertainment Centre ("JEC")

Last year, URA granted CMT an Outline Planning Permission ("OPP") to increase the plot ratio of JEC from 1.85 to 3.0 for full commercial development. The OPP received effectively increases the GFA of JEC by over 62.0%, from approximately 170,000 sq ft to approximately 275,500 sq ft, and the NLA by over 89.0%, from approximately 111,000 sq ft to approximately 209,700 sq ft. A differential premium at S$1200.00 per square metre of additional GFA, payable URA, has already been locked in.

The asset enhancement plans at JEC will comprise a number of initiatives. On Level 1, the 6-screen cineplex will be relocated to Level 5, a newly created floor at JEC. On Level 3, Fuji Ice Palace, which is currently the only ice skating rink operator in Singapore, occupies approximately 21,500 sq ft in NLA. CMT is currently in negotiations with the authorities to construct the first Olympic-sized ice skating rink in Singapore, which will replace the current ice skating rink at JEC, on the same level. Upon approval from the relevant authorities to classify the ice skating rink for use by C&CI, it will add approximately 35,000 sq ft of additional GFA at JEC. The retail space on all floors will be reconfigured so as to maximise the efficiency at the mall. In addition, a rooftop landscaped garden will be constructed on Level 6.

The proposed asset enhancement initiative is expected to incur a capital expenditure of S$138.24 million, and is expected to increase NPI by S$12.41 million per annum and achieve an ungeared ROI of 9.0%.

Inclusion in FTSE4Good Global Index

CMT was added to the FTSE4Good Global Index with effect from 21 September 2007. There are currently 698 constituents in the Index, out of which, only four are Singapore companies and CMT is the only Singapore Real Estate Investment Trust ("REIT") amongst the four Singapore companies. The FTSE4Good Index Series is designed to aid responsible investors identify companies that meet globally recognised corporate responsibility standards.

Securities Investors' Association (Singapore) ("SIAS") Investors' Choice Award 2007

CMT emerged the winner of the SIAS Investors' Choice "Most Transparent Company (REIT Category)" Award 2007 for the fourth consecutive year. The prestigious award is based on key criteria such as timeliness of news release, substantiality of news releases, clarity of news release, degree of media access, frequency of corporate results, availability of segmental information and communication channels. Nominations were made by investment analysts, heads of research, fund managers and members of the mass media.

Only Singapore REIT Constituent in the Revised Straits Times Index ("STI")

CMT was retained as a constituent in the revised STI Index, comprising 30 stocks instead of 48 stocks, which was officially launched on 10 January 2008. CMT is the only Singapore REIT in the revised STI Index.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$4.4 billion and S$5.9 billion respectively as at 21 January 2008. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 31 December 2007, CMT Group's portfolio comprised a diverse list of over 1,800 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, 40.0% interest in Raffles City Singapore, Lot One, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **30 January 2008 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 2.34 cents per unit in CMT ("**Unit**") for the period from 7 November 2007 to 31 December 2007 (the "**Distribution**") comprising:-

(i) distribution out of capital (the "**capital component**") of 0.03 cents; and
(ii) distribution of taxable income (the "**taxable income component**") of 2.31 cents.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **28 February 2008**.

DECLARATION FOR SINGAPORE TAX PURPOSES

(i) CAPITAL COMPONENT OF THE DISTRIBUTION

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of Units, the amount of capital component will be applied to reduce the cost base of their Units for Singapore income tax purposes.

(ii) TAXABLE INCOME COMPONENT OF THE DISTRIBUTION

The taxable income component of the Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "income distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross income distribution. The income distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross income distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd), and will have to complete

and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross income distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their income distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross income distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive an income distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their income distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 1 February 2008.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd's. office by 15 February 2008 at 5.00 p.m. in order to receive a gross income distribution or an income distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The income distribution is considered as income for the year 2007. Beneficial owners of the Distribution, other than those who are exempt from tax on the income distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2008.

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
30 January 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 15 February 2008 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
28 February 2008	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
22 January 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that the Manager has obtained new independent valuations, as of 1 December 2007, for all properties owned by CMT, CapitaRetail Singapore Limited ("**CRS**") which CMT has a 100% interest and RCS Trust which CMT has a 40% interest.

The valuations for Plaza Singapura and Raffles City were conducted by CB Richard Ellis (Pte) Ltd while valuations for the other properties were done by Knight Frank Pte Ltd and are as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT

Description of Property	Valuation (S$' million)
Tampines Mall 4 Tampines Central 5	720.0
Junction 8 Shopping Centre 9 Bishan Place	521.0
Funan DigitaLife Mall 109 North Bridge Road	304.5
IMM Building 2 Jurong East Street 21	600.0
Plaza Singapura 68 Orchard Road	922.0
Sembawang Shopping Centre 604 Sembawang Road	94.0
Hougang Plaza 1189 Upper Serangoon Road	50.5
Jurong Entertainment Centre 2 Jurong East Central 1	89.0
Bugis Junction 200 Victoria Street	720.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaRetail Rivervale Trust

Description of Property	Valuation (S$' million)
Rivervale Mall 11 Rivervale Crescent	86.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaRetail BPP Trust

Description of Property	Valuation (S$' million)
Bukit Panjang Plaza (90 out of 91 strata lots) 1 Jelebu Road	251.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaRetail Lot One Trust

Description of Property	Valuation (S$' million)
Lot One Shoppers' Mall 21 Choa Chu Kang Ave 4	385.5

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust

Description of Property	Valuation (S$' million)
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,586.0 [(1)]

Footnote:
(1) CMT's 40% interest in Raffles City amounted to S$1,034.4 million.

Copies of the valuation reports for the above properties are available for inspection at the registered office of the Manager (prior appointment will be appreciated) at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary
Singapore
22 January 2008

Important Notice

The value of units in CMT (the "**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82 - 4507

CapitaMall Trust

CAPITAMALL TRUST

FULL YEAR 2007 FINANCIAL RESULTS

22 January 2008

Disclaimers

This presentation is focused on comparing actual results versus forecasts for the CMT malls as stated in the CMT OIS to Unitholders dated 29 August 2006 and for RCS Trust as stated in the forecast shown in the joint announcement with CCT on 9 November 2007. This shall be read in conjunction with paragraph 9 of CMT's 2007 Full Year Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

82 - 4507

CapitaMall Trust

Financial Highlights

Financial Results: 7 Nov – 31 Dec 2007

Distribution Per Unit of 2.34 Cents Exceeds Forecast[1] by 30.0%

7 Nov to 31 Dec 2007	Actual	Forecast[1]	Variance	% Change
Distributable income	S$39.1 m[2]	S$28.3 m	S$10.8 m	38.1
Distribution per unit	2.34 ¢	1.80 ¢	0.54 ¢	30.0
Comprise:				
Taxable Income Distribution	2.31 ¢	1.80 ¢	0.51 ¢	28.3
Capital Distribution	0.03 ¢	—	0.03 ¢	N.M
Annualised distribution per unit	15.53¢	11.95¢	3.58¢	30.0
Annualised distribution yield (Based on unit price of S$2.65 on 21 Jan 2008)	5.86%	4.51%	1.35%	30.0

1. The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 November 2007.
2. Actual for the period included release of S$4.6 million retained in 1Q 2007 and S$0.5 million of net capital distribution income (after interest expense) from CapitaRetail China Trust ("CRCT") retained in 3Q 2007.

N.M – Not meaningful

CapitaMall Trust

Financial Results
DPU Comparison

FY 2007 Distribution Per Unit Increased 14.1% over FY 2006

	FY 2007	FY 2006	Variance	% Change
Full year distribution per unit	13.34¢[1]	11.69¢	+ 1.65¢	+14.1
Distribution yield (Based on unit price of S$2. 65 on 21 Jan 2008)	5.03%	4.41%	+0.62%	+14.1

Distribution Details

Distribution Period	7 November to 31 December 2007
Distribution Rate	Distribution of 2.34 cents comprising: i. distribution out of capital of 0.03 cents; and ii. distribution of taxable income of 2.31 cents.

Notice of Book Closure Date	22 January 2008
Last Day of Trading on "cum" Basis	25 January 2008, 5.00 pm
Ex-Date	28 January 2008, 9.00 am
Distribution Books Closure Date	30 January 2008 2008, 5.00 pm
Payment of Distribution	28 February 2008

Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth



7.34[1] ¢
+9.4%
8.03 ¢
+18.1%
9.48 ¢
+7.9%
10.23 ¢
+14.3%
11.69 ¢
+14.1%
13.34 ¢
FY2002 DPU[1]
FY2003 Actual DPU
FY2004 Actual DPU
FY2005 Actual DPU
FY2006 Actual DPU
FY2007 Actual DPU
2002
2003
2004
2005
2006
2007

1. Based on annualised distribution per unit for the period 17 July 2002 to 31 December 2002. Distribution for the period was 3.38 cents.

CapitaMall Trust

CMT Unit Price Performance
1 January 2007 to 31 December 2007

- ☑ 19% Unit Price Appreciation
- ☑ 27% Growth In Market Cap
- ☑ 23% Total Return
- ☑ Outperformed STI and Property Stocks


% change in unit price/index value
1 Jan 07 to 31 Dec 07
CMT + 18.9%
STI + 16.6%
SESPROP + 11.7%
65
55
45
35
25
15
5
-5
-15
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
STI
CMT
SESPROP

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source : Bloomberg, CMTML

Leading in Market Capitalisation

CMT has the highest Market Capitalisation[1] among all SREITs


Market Capitalisation in SGD Billlions
7
6
5
4
3
2
1
0

1. Based on market capitalisation as at 31 Dec 2007.

Source : Bloomberg, CMTML

CapitaMall Trust

Strong FY2007 Total Returns

CMT has the one of the highest Total Returns[1] among all SREITs


% Total Returns
50%
40%
30%
20%
10%
0%
-10%
-20%
Macarthurcook Indust. REIT 2
CDL Hospitality Trust 3
CapitaMall Trust
Ascendas India Trust
First REIT
Suntec REIT
Macquarie MEAG Prime REIT
CapitaRetail China Trust
Frasers Centrepoint Trust
CapitaCommercial Trust
Ascendas REIT
Mapletree L. Trust
Saizen REIT
Parkway Life REIT
Cambridge Industrial Trust
Allco REIT
Fortune REIT
Lippo-Mapletree
K-REIT
Ascott Residence Trust

1. Based on total returns for the period 1 Jan 2007 to 31 Dec 2007.
2. MacarthurCook Industrial REIT was listed on 19 Apr 2007.
3. CDL Hospitality Trust was listed on 19 Jul 2006.

Source : Macquarie Research.

CapitaMall Trust

82 - 4507

Steady Annual Total Return Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous Annual Total Return Growth[1]



49.6%
29.7 %
33.1 %
35.1 %
23.5 %
12.9 %[2]
2002
2003
2004
2005
2006
2007

1. Total Return for the year is based on returns from price appreciation and return from distribution for each respective year.
2. Based on annualised distribution per unit for the period 17 July 2002 to 31 December 2002. Distribution for the period was 3.38 cents.

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth



13.34 ¢2
6.78 ¢1
Asset Enhancements / Reconfiguration & Others 35%
Upfront Payment of IMM Land Premium 6%
Active Leasing 19%
Acquisitions 40%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Full Year distribution for the period 1 January 2007 to 31 December 2007.

Potential for Growth in Singapore

Ownership of Private Retail Stock in Singapore (by NLA)



Private Fund
5.7%
CapitaCommercial Trust
1.3%
Strata owned
7.0%
CapitaLand
3.9%
Developers
34.4%
CapitaMall Trust
13.0%
Other REITS
9.6%
Fragmented ownership
25.1%

Source : UBS Research , December 2007

CapitaMall Trust

82 - 4507

CapitaMall Trust

Financial Results

Distribution Statement: 7 Nov – 31 Dec 2007

	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	69,917	58,862	18.8
Less property operating expenses	(25,246)	(20,104)	25.6
Net property income	**44,671**	**38,758**	**15.3**
Interest Income	179	808	N.M
Administrative expenses	(4,655)	(3,944)	18.0
Interest expenses	(10,075)	(9,741)	3.4
Net income before tax and before share of profit of associate	**30,120**	**25,881**	**16.4**
Net effect of non-tax deductible items	2,956	2,404	23.0
Net loss from subsidiaries	844	-	N.M
Amount available for distribution to unitholders	33,920	28,285	19.9
Distributable Income	**39,051** [3]	**28,285**	**38.1**
Distribution per unit (in cents) for period	**2.34 ¢**	**1.80 ¢**	**30.0**
Comprise:			
Taxable Income Distribution	2.31 ¢	1.80 ¢	28.3
Capital Distribution	0.03 ¢	-	N.M
Annualised distribution per unit (in cents)	**15.53 ¢**	**11.95 ¢**	**30.0**

1. Group results include proportionate consolidation of the 40% interest in Raffles City consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte Ltd (with effect from 13 April 2007) and equity accounting of its associate, CRCT
2. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006 for CMT malls. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007
3. Included release of S$4.6 million retained in 1Q 2007 and S$0.5 million of net capital distribution income (after interest expense) from CRCT retained in 3Q 2007

N.M – Not meaningful

CapitaMall Trust

Property Gross Revenue: 7 Nov – 31 Dec 2007

Portfolio Gross Revenue Outperformed Forecast[1] by 4.9%


CMT Portfolio[2]
61.7
58.8
4.9%
Tampines Mall
8.4
8.3
Junction 8
6.7
6.5
Funan DigitaLife Mall
4.4
4.0
IMM Building
10.4
8.9
Plaza Singapura
10.5
10.5
Bugis Junction
8.8
8.6
Other Assets[3]
1.8
1.6
40% interest in Raffles City
10.7
10.4
CRS Portfolio[4]
8.2
Actual
Forecast [1]
0
10
20
30
40
50
60
70
80
S$ million

1. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006 for CMT malls, which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.
2. Excluding the CapitaRetail Singapore 'CRS' Portfolio.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Operating Expense: 7 Nov – 31 Dec 2007

Portfolio Operating Expenses Exceeded Forecast[1] by 0.1%


CMT Portfolio²
20.3
20.1
Tampines Mall
2.8
2.7
Junction 8
2.5
2.3
Funan DigitaLife Mall
1.3
1.6
IMM Building
3.4
3.6
Plaza Singapura
3.1
3.1
Bugis Junction
3.0
2.9
Other Assets³
0.8
0.8
40% interest in Raffles City
3.4
3.1
CRS Portfolio⁴
4.9
0.1%
Actual
Forecast 1
0
5
10
15
20
25
S$ million

1. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006 for CMT malls, which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.
2. Excluding the CRS Portfolio.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .

82 - 4507

Net Property Income 7 Nov – 31 Dec 2007

Portfolio Net Property Income Outperformed Forecast[1] by 7.0%



CMT Portfolio2
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
Bugis Junction
Other Assets3
40% interest in Raffles City
CRS Portfolio4
41.4
38.7
5.6
5.6
4.2
4.2
3.1
2.4
7.0
5.3
7.4
7.4
5.8
5.7
1.0
0.8
7.3
7.3
3.3
7.0%
Actual
Forecast 1
0
10
20
30
40
50
S$ million

1. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006 for CMT malls, which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 November 2007.
2. Excluding the CRS Portfolio.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Gross Revenue 4Q 2007 vs 4Q 2006

Gross Revenue Outperformed by 5.2% on Comparable Malls Basis



CMT Portfolio¹
84.8
80.6
5.2%
Tampines Mall
14.0
13.2
Junction 8
11.2
10.7
Funan DigitaLife Mall
7.3
6.4
IMM Building
17.1
14.6
Plaza Singapura
17.5
16.7
Bugis Junction
14.6
14.3
Other Assets²
3.1
4.7
4Q 2007
4Q 2006
0 10 20 30 40 50 60 70 80 90 100 110 120
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than 4Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Property Operating Expense 4Q 2007 vs 4Q 2006

Portfolio Operating Expenses Dropped by 4.7% on Comparable Malls Basis


CMT Portfolio[1]
26.6
27.9
4.7%
Tampines Mall
4.4
3.8
Junction 8
3.7
3.1
Funan DigitaLife Mall
2.2
2.7
IMM Building
5.4
6.0
Plaza Singapura
4.8
5.5
Bugis Junction
4.8
5.1
Other Assets[2]
1.3
1.7
4Q 2007
4Q 2006
0
5
10
15
20
25
30
35
S$ million

1 Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2 Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than 4Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Net Property Income
4Q 2007 vs 4Q 2006

Net Property Income Outperformed by 10.4% on Comparable Malls Basis


CMT Portfolio[1]
58.2
52.7
10.4%
Tampines Mall
9.6
9.4
Junction 8
7.5
7.6
Funan DigitaLife Mall
5.1
3.7
IMM Building
11.7
8.6
Plaza Singapura
12.7
11.2
Bugis Junction
9.8
9.2
Other Assets[2]
1.8
3.0
4Q 2007
4Q 2006
0
10
20
30
40
50
60
70
80
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than 4Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Property Gross Revenue FY 2007 vs FY 2006

Gross Revenue Registered Strong Growth of 6.9% on Comparable Malls Basis


CMT Portfolio[1]
332.4
311.0
6.9%
Tampines Mall
55.2
53.8
Junction 8
44.5
42.1
Funan DigitaLife Mall
27.4
24.5
IMM Building
64.7
54.2
Plaza Singapura
68.5
64.2
Bugis Junction
58.7
53.7
Others[2]
13.4
18.5
FY 2007
FY 2006
0.0 30.0 60.0 90.0 120.0 150.0 180.0 210.0 240.0 270.0 300.0 330.0 360.0 390.0 420.0
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than FY2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Property Operating Expenses FY 2007 vs FY 2006

Property Operating Expenses Increased by 3.1% on Comparable Malls Basis


CMT Portfolio[1]
111.5
108.0
3.1%
Tampines Mall
16.8
16.0
Junction 8
15.0
13.2
Funan DigitaLife Mall
9.7
9.8
IMM Building
24.4
24.2
Plaza Singapura
19.6
19.7
Bugis Junction
20.6
17.9
Others[2]
5.4
7.2
FY 2007
FY 2006
0.0
30.0
60.0
90.0
120.0
150.0
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than FY2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Net Property Income FY 2007 vs FY 2006

Robust Net Property Income Growth of 8.8% on Comparable Malls Basis


CMT Portfolio1
220.9
203.0
8.8%
Tampines Mall
38.4
37.8
Junction 8
29.5
28.9
Funan DigitaLife Mall
17.7
14.7
IMM Building
40.3
30.0
Plaza Singapura
48.9
44.5
Bugis Junction
38.1
35.8
Others2
8.0
11.3
FY 2007
FY 2006
0
50
100
150
200
250
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as CRS Malls which were acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than FY2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007.

CapitaMall Trust

Debt Capital Information as at 31 December 2007 (including 40% share in RCS Trust and 100% share in CRS)

Debt Maturity Profile



Commercial Mortgage Back Security ("CMBS") under Silver Maple
Class A – D Bonds and RCF of CRS (Due in February 2008, refinancing plan already in place.)
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
Fixed Rate Notes due December 2008 issued under CMT MTN Pte. Ltd.
S$ million
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
312.8
15.2%
150.0
335.0
16.3%
125.0
6.1%
346.4 2
16.9%
783.0
(38.2%)
433.0
21.1%
350.0
17.1%
2008
2008
2009
2010
2011
2012

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.

Key Statistics

CMT (excluding 40% share in RCS Trust and 100% share in CRS)

Interest Cover	5.3 times
Average Cost of Debt	3.2%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CMT Group (including 40% share in RCS Trust and 100% share in CRS)

Gearing Ratio	34.7%
Average Cost of Debt	3.5%

CapitaMall Trust

Valuation and Property Yield

CMT Portfolio As at 31 December 2007 S$ million	Previous Valuation [1]	Valuation 2007 [2]	Variance	Property Yield[3]
Tampines Mall	703.0	720.0	17.0	5.7%
Junction 8	510.0	521.0	11.0	5.9%
Funan DigitaLife Mall	303.0	304.5	1.5	5.8%
IMM Building	584.0	600.0	16.0	7.5%
Plaza Singapura	909.0	922.0	13.0	5.4%
Bugis Junction	700.0	720.0	20.0	5.5%
Others [4]	223.3	233.5	10.2	5.8%[5]
	3,932.3	4,021.0	88.7	5.8%
Raffles City (40%)	964.4	1,034.4	70.0	5.1%
CMT Before CRS Portfolio	**4,896.7**	**5,055.4**	**158.7**	**5.6%**
Bukit Panjang Plaza	249.0	251.0	2.0	5.4%
Lot One Shoppers' Mall	376.0	385.5	9.5	5.5%
Rivervale Mall	85.0	86.0	1.0	5.2%
Total CMT Portfolio	**5,606.7**	**5,777.9**	**171.2**	**5.6%**

Valuation and Property Yield

S$ million

Less additions for the period 1 Jul to 31 Dec 2007 [6]	(80.2)
Net increase in valuations for the period 1 Jul to 31 Dec 2007	91.0
Add revaluation surplus as at 30 Jun 2007	1,080.2
Surplus as at 31 Dec 2007	**1,171.2**

1. In respect of CMT's properties and CMT's 40% interest in Raffles City, the date of last valuation is 1 Jun 2007. In respect of CRS's properties, the date of last valuation is 2 Apr 2007.
2. Valuation as at 1 Dec 2007.
3. Property yield based on net property income forecast for the year ending 31 Dec 2008 as shown in announcement on Forecast Consolidated Statement of Total Return and Distributable Income dated 22 Jan 2008. As Lot One is undergoing major asset enhancement initiatives, net property income is based on stabilised income.
4. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
5. Property Yield is calculated based on Jurong Entertainment Centre and Hougang Plaza's property yield and excludes Sembawang Shopping Centre which is undergoing asset enhancement initiatives.
6. Included S$14.9m and S$15.7m from the 40% interest in Raffles City and CRS Portfolio respectively.

Balance Sheet

As at 31 December 2007[1]	S$'000
Non Current Assets	5,877,328
Current Assets	79,940
Total Assets	5,957,268
Current Liabilities	267,811
Non-Current Liabilities	1,967,643
Less Total Liabilities	2,235,454
Net Assets	3,721,814
Unitholders' Funds	3,721,814
Units In Issue ('000 units)	1,662,974[2]

Net Asset Value per unit (as at 31 Dec 2007)	S$2.24
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.21
Net Asset Value per unit (as at 31 Dec 2006)	S$1.91
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.87

1. Balance sheet at Group level is after including the proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associate.
2. Including 581,692 new units which will be issued in February 2008 as payment of asset management fees for 4Q 2007.

82 - 4507

Year on Year Net Asset Value per Unit Growth

Net Asset Value Per Unit Registered an Average Annual Growth of 21% Since 2003



S$ 1.03
+27%
S$ 1.31[1]
+25%
S$ 1.64[1]
+14%
S$ 1.87[2]
+18%
S$ 2.21[3]
2003
2004
2005
2006
2007

1. NAV computations were based on CMT and its associates' results which were after equity accounting of the associate, CRS. This value excludes distributable income.
2. NAV computations were based on CMT and its investee's results which were after equity accounting of the associate, CRS. This value excludes distributable income.
3. NAV computation was based on CMT Group's results which were after taking in proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 23 April 2007) and equity accounting of its associates. This value excludes distributable income.

CapitaMall Trust

82 - 4507

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 31 December 2007 (Excluding Newly Created Units)						
Property	No. of Renewals /New Leases[1]	Retention Rate	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
			Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	43	96.9%	68,135	21.1%	4.2	12.0
Junction 8	71	75.8%	63,040	25.6%	2.2	9.8
Funan DigitaLife Mall	42	84.6%	46,786	15.8%	5.4	8.2
IMM Building[2,3]	35	81.3%	138,679	33.2%	1.6	5.3
Plaza Singapura	24	62.1%	16,558	3.3%	7.1	7.0
Bugis Junction	80	82.1%	255,259	60.7%	10.0	19.9
Other assets[4]	9	100.0%	19,850	11.0%	2.8	5.0
Lot One Shoppers' Mall[5]	16	88.3%	34,164	20.1%	3.6	12.3
Bukit Panjang Plaza[5]	14	84.9%	13,386	9.0%	4.0	12.7
Rivervale Mall[5]	12	83.7%	4,540	5.6%	1.7	12.1
CMT Portfolio	346	82.4%	660,397	23.7%	5.0	12.0

1. Includes only retail leases of CMT and CRS Malls , excluding Raffles City Shopping Centre and Sembawang Shopping Centre.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 138 units originally budgeted to be affected by asset enhancement works at Level 1 ,2 and 3 were excluded from the analysis.
3. Lower Preceding and Forecast rental rate due to the renewal of anchor tenant (Giant) at forecast rental rate.
4. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
5. Renewals/New leases for CRS Malls for the period since acquisition, from 1 June 2007 to 31 December 2007.

Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
2007[2,3]	346	660,397	23.7	5.0%	12.0%
2006[4]	299	505,857	17.8	4.7%[5]	8.3%
2005[6]	189	401,263	23.2	6.8%[7]	12.6%
2004	248	244,408	14.2	4.0%[8]	7.3%
2003	325	350,743	15.6	6.2%[9]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005 and 31 December 2006 and 31 December 2007 respectively.
2. As at 31 December 2007. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 136 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis. Renewals/ New leases include those from the CRS Malls since 1 June 2007 and excludes Raffles City Shopping Centre Retail Tenants.
3. Based on the forecast shown in the CMT OIS dated 29 August 2006.
4. As at 31 December 2006. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis.
5. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
6. As at 31 December 2005. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
7. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
8. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
9. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

Portfolio Lease Expiry Profile for 2008 By Property

As at 31 Dec 2007	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	58	59,151	18.3%	989	22.7%
Junction 8	36	48,885	19.8%	654	19.7%
Funan DigitaLife Mall	39	46,134	15.7%	427	20.5%
IMM Building	123	118,871	13.5%	464	8.7%
Plaza Singapura	67	177,013	35.6%	1,674	31.5%
Bugis Junction	26	51,343	12.2%	690	14.7%
Others[3]	13	22,098	27.0%	209	24.4%
Lot One Shoppers' Mall	47	101,873	51.2%	978	49.4%
Bukit Panjang Plaza	34	21, 603	14.6%	374	24.0%
Rivervale Mall	22	31,296	38.4%	211	35.4%

1. As percentage of total net lettable area as at 31 December 2007
2. As percentage of total gross rental income for the month of December 2007.
3. Comprising Hougang Plaza, and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced asset enhancement works commencing March 2007.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants[1]


100%
80%
60%
40%
20%
0%
83.3%[2]
60.4%[3]
87.0%[2]
78.2%[3]
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Dec 07
As at Dec 06

No. of Tenants[1] in the Portfolio


1600
1400
1200
1000
800
600
400
200
0
1,420[2]
897[3]
1,482[2]
1,161[3]
Tenants with Step-Up Rental
Tenants Paying GTO Rent

1 Includes retail leases only.
2 Includes CRS Malls which were acquired in June 2007 and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
3 Excludes CRS Malls which were acquired in June 2007. Includes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 31 Dec 2007

	As at 31 Dec 02	As at 31 Dec 03	As at 31 Dec 04	As at 31 Dec 05	As at 31 Dec 06	As at 31 Dec 07
Tampines Mall	100.0	99.3%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0	100.0%	99.8%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	99.3	99.3%	100.0%	99.4%	99.6%	99.7%
IMM Building[1]		98.5%	99.4%	99.0%	99.0%	99.9%
Plaza Singapura		NA	100.0%	100.0%	100.0%	100.0%
Bugis Junction			NA	100.0%	100.0%	100.0%
Others[2]			NA	99.8%	100.0%	100.0%
Lot One Shoppers' Mall						92.7%[3]
Bukit Panjang Plaza						99.9%
Rivervale Mall						100.0%
CMT Portfolio	99.8%	99.1%	99.8%	99.7%	99.6%	99.5%

1. Information is based on IMM retail space only.
2. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major Asset Enhancement works in March 2007.
3. Lower occupancy due to asset enhancement works at Lot One Shoppers' Mall.

CapitaMall Trust

Portfolio Lease Expiry Profile by Year

As at 31 December 2007[1]	No. of Leases	Gross Rental Income S$'000	Gross Rental Income % of Total[2]
2008	465	6,671	22.2
2009	666	9,994	33.2
2010	726	11,047	36.7
2011 and Beyond	65	2,364	7.9

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 31 December 2007[1]
By Gross Rent	2.06
By Net Lettable Area	2.31

1. Excluding CMT's 40% stake in Raffles City. Excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007 . Including CRS Malls.
2. As percentage of total gross rental income for the month of December 2007

CapitaMall Trust

Top 10 Tenants[1]

10 largest tenants by total gross rental contribute 21.6% of total gross rental
No one tenant contributes more than 4% of total gross rental

Tenant	Trade Sector	Expiry Date [2]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
BHG (Singapore) Pte. Ltd[3]	Department store	Mar 08, May 10 & Apr 15	222,372	3.6%	6.8%
NTUC Fairprice Co-operative Ltd	Supermarkets / Electronics	Mar 08, Nov08, Dec08, Nov09, Dec 09, Feb 10, Dec10 & Dec11	141,797	3.1%	4.4%
Cold Storage Singapore (1983) Pte Ltd	Supermarkets / Services / Warehouse	Mar08, Jul 08, May 09, Jun 09, Jul 09, Sep 09, Dec 09, Mar 10, Apr 10, Jun 10, Jul 10 & Aug10	148,179	3.0%	4.6%
Kopitiam[4]	Food Court	Aug 08, Nov 08, Feb 09, Nov 09, Mar 10& Sep 10	73,910	2.1%	2.3%
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Feb 08 , Nov 09 & Nov 10	116,056	2.0%	3.6%
Best Denki (S) Pte Ltd	Electronics / Warehouse	Aug 09, Apr 10, Aug 10 &Dec 10	73,957	1.9%	2.3%
Carrefour Singapore Pte Ltd	Supermarkets	Nov 09	88,211	1.6%	2.7%
Baleno Kingdom (S) Pte Ltd	Fashion	Feb 08, May 08, Jul 08, Nov 08, Jun 09, Jul 09, Sep 09, Dec 09, May 10, Jun 10 & Sep 10	18,027	1.5%	0.6%
Wing Tai Holdings Ltd	Fashion / Food & Beverage	May 08, Feb 09, Jul 09, Aug 09, Sep 09, Nov 09, May 10, Aug 10 & Nov 10	19,086	1.4%	0.6%
McDonald's Restaurants Pte Ltd	Food & Beverage	Jan 08, Sep 08, Oct 08, Feb 09, Mar 09 , Nov 09 & Jan 10, May 10 & Jun 10	24,583	1.4%	0.8%

1 Excluding Raffles City .
2 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
3 Formerly known as Seiyu (Singapore) Private Limited.
4 Comprises Kopitiam Investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd).

CapitaMall Trust

Well Diversified Trade Mix Across the Portfolio[1]

Portfolio


By Net Lettable Area
as at 31 December 2007
2.1%
3.5%
5.1%
16.6%
13.0%
8.5%
9.6%
12.2%
9.6%
11.5%
Food & Beverage/Food Court
Educational/Services
Warehouse
Leisure and Entertainment/Sports & Fitness
Supermarkets
Department Store
Fashion
Electronics
Home Furnishings
Books/Gifts & Specialty/Hobbies/Toys
Office Rental


By Gross Rent
as at 31 December 2007
1.8%
0.6%
4.1%
3.3%
5.4%
25.0%
6.0%
7.7%
21.5%
18.0%

As at 31 Dec 2007

1. Excluding Sembawang Shopping Centre and Raffles City.

CapitaMall Trust

Occupancy Cost

Occupancy Cost Within Healthy Range & In Line with Market Norms

Malls[1]	Sales per sq. ft. In 2007 (S$)	Sales per sq. ft. In 2006 (S$)	Variance	Occupancy Cost in 2007	Occupancy Cost in 2006
Tampines Mall	89.52	85.41	**4.8%**	13.6%	13.9%
Junction 8	78.79	70.58	**11.6%**	15.2%	16.1%
Plaza Singapura	77.85	75.25	**3.5%**	16.8%[2]	16.2%
Bugis	67.36	65.65	**2.6%**	14.3%	14.9%
Lot One	58.60	52.90	**10.8%**	17.2%	17.3%

1 Includes only GTO paying tenants with complete Gross Turnover information for the 12 month period from 1 Jan 2006 to 31 Dec 2006 and the 12 month period from 1 Jan 2007 to 31 Dec 2007.
2 Higher occupancy cost due to Asset Enhancement Works at Plaza Singapura.

Gross Turnover and Gross Rent Comparison

Tenants' Sales Growth Outpaces Increase in Gross Rent[1]

Tampines Mall (Sample Size[2]: 121)

	Sales (in'000s)	Increase	Gross Rent (in '000s)	Increase
2006	222,486	3.5%	35,619	1.9%
2007	230,164		36,294	

Plaza Singapura (Sample Size[2] : 94)

	Sales (in'000s)	Increase	Gross Rent (in '000s)	Increase
2006	129,969	7.9%	23,010	7.7%
2007	140,291		24,793	

Junction 8 (Sample Size[2] : 81)

	Sales (in'000s)	Increase	Gross Rent (in '000s)	Increase
2006	135,691	3.7%	20,002	3.2%
2007	140,751		20,644	

1 Includes additional GTO rent.
2 Includes only tenants with complete GTO information since 2006.

Upside from Gross Turnover ("GTO") Rent

Increasing GTO Rent Component driven by robust retail sales growth


S$19.9[6] m
+71.6%
+100.0%
+48.7%
S$11.6[5] m
+85.7%
+61.5%
3.8%[1]
5.0%[1]
S$5.8[4] m
S$3.9[3] m
2.6%[1]
S$2.1[2] m
S$1.3 m
2.4%[1]
2.0%[1]
1.6%[1]
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007

1. GTO rent as a percentage of Gross Rental Income.
2. IMM was acquired in 2003.
3. Plaza Singapura was acquired in 2004.
4. Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre were acquired in 2005.
5. 40% interest in Raffles City which was acquired in 2006.
6. The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

CapitaMall Trust

Upside from GTO Rent and Other Income

Increasing GTO Rent Component and Other Income driven by robust retail sales growth and successful promotional activities



S$4.7m
5.4%[1]
+59.6 %
S$7.5[2]m
6.5%[1]
+68.0%
S$12.6[3]m
7.1%[1]
+41.3%
S$17.8[4]m
7.3%[1]
+52.8%
S$27.2[5]m
8.2%[1]
+44.9%
S$39.4[6]m
10.4%[1]
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007

1. GTO Rent and Other Income as a percentage of Gross Revenue
2. IMM was acquired in 2003.
3. Plaza Singapura was acquired in 2004.
4. Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre were acquired in 2005.
5. 40% interest in Raffles City which was acquired in 2006.
6. The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

CapitaMall Trust

Potential of Trade Remixing to Optimise Rental

- Potential to attract higher rent paying trade type (such as Fashion, Gifts and Specialty) and further optimise trade mix to enhance shoppers' traffic
- Department stores' dominant presence at some of our malls may be evaluated



Average Rent[1] psf per month
% of Total Net Lettable Area
25
20
15
10
5
0
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2006 Average Gross Rental S$8.62
2007 Average Gross Rental S$9.27
Supermarkets
Food & beverage
Gifts and Specialty
Department store
Home Furnishings
Leisure and Entertainment
Electronics
Services
Fashion
Food Court
Books
Hobbies
Educational
Sports/ Fitness
Toys
Warehouse
Office Rental
Average Rent
% of Total NLA

1 Excluding turnover rent.
2 Excluding Raffles City Shopping Centre ,Raffles City Hotels and Convention Centre and Raffles City Tower. Includes CRS Malls .

CapitaMall Trust

Trade Remixing to Optimise Rental

Portfolio



By Net Lettable Area
as at 31 December 2007
5.7%
13.9%
11.7%
15.3%
Decrease
Increase
No Change
9.1%
3.6%
8.6%
9.8%
2.4%
By Net Lettable Area
as at 31 December 2006
7.7%
10.3%
12.0%
14.9%
3.5%
8.5%
9.8%
10.4%
2.4%

- Warehouse
- Food & Beverage/Food Court
- Books/Gifts & Specialty/Hobbies/Toys
- Fashion
- Educational/Services
- Office Rental
- Department Store
- Supermarkets
- Electronics
- Leisure and Entertainment/Sports & Fitness
- Home Furnishings

1. Excluding Sembawang Shopping Centre and Raffles City and CRS Malls.

CapitaMall Trust

Trade Remixing to Optimise Rental

Portfolio

By Gross Rent as at 31 December 2007



2.1%
7.8%
24.0%
22.3%
0.7%
5.5%
5.8%
4.6%
3.5%
Decrease
Increase
No Change

By Gross Rent as at 31 December 2006



1.6%
7.7%
22.5%
22.2%
0.7%
5.6%
6.2%
6.2%
3.6%

- Warehouse
- Leisure and Entertainment/Sports & Fitness
- Food & Beverage/Food Court
- Educational/Services
- Fashion
- Office Rental
- Department Store
- Electronics
- Supermarkets
- Home Furnishings
- Books/Gifts & Specialty/Hobbies/Toys

1. Excluding Sembawang Shopping Centre and Raffles City and CRS Malls.

Steadily Increasing Shoppers' Traffic Upon Inclusion in CMT Portfolio

Annual Shoppers' Traffic Increased 23.4%[1] Since 2004

	No. of Shoppers 2004 ('000s)	No. of Shoppers 2005 ("000s)	No. of Shoppers 2006 ('000s)	No. of Shoppers 2007 ('000s)	% Increase 2005 vs 2004	% Increase 2006 vs 2005	% Increase 2007 vs 2006
Tampines Mall	18,780	20,488	22,154	23,239	9.1	8.1	4.9
Junction 8	15,786	21,751	22,521	22,430	37.8	3.5	-0.4[2]
Funan DigitaLife Mall	8,005	9,625	10,091	10,078	20.2	4.9	-0.1[2]
Plaza Singapura	16,776	16,998	18,878	19,468	1.3	11.1	3.1
IMM Building	15,374	15,844	14,892	16,976	3.1	-6.0[1]	14.0
Sembawang Shopping Centre	NA	NA	4,961	754[1]	N.M	N.M	N.M[2]
Jurong Entertainment Centre	NA	NA	5,102[3]	7,726	N.M	N.M	N.M
Bugis Junction	NA	NA	26,402[3]	32,817	N.M	N.M	N.M
Raffles City	NA	NA	9,916[3]	29,819	N.M	N.M	N.M
Lot One Shoppers' Mall	NA	NA	16,408	16,751	N.M	N.M	2.1
Bukit Panjang Plaza	NA	NA	11,955	12,614	N.M	N.M	5.5
Rivervale Mall	NA	NA	6,426	6,519	N.M	N.M	1.4
Total	74,721	84,706	169,706	199,191	N.M	N.M	N.M

1 Based on a comparable malls basis, includes Tampines Mall , Junction 8,Funan DigitaLife Mall ,Plaza Singapura and IMM Building only which have available traffic data since 2004.
2 Respective malls decrease in shopper traffic is due to asset enhancement works in the year.
3 Incomplete shopper traffic data as traffic count system was installed only later during the year.

CapitaMall Trust

82 - 4507

CapitaMall Trust

Asset Enhancements Update

AEI Timeline[1] and Capital Expenditure[1] Outlay


2007
2008
2009
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
IMM Building
S$48.8M
S$12.2M
Tampines Mall
S$9.9M
Sembawang Shopping Centre
S$24.3M
S$44.0M
Junction 8
S$4.8M
Plaza Singapura
S$0.7M
Bugis Junction
S$18.8M
S$12.6M
Raffles City Shopping Centre (Phase 1)
S$51.0M
S$17.0M
Lot One
S$10.3M
S$41.4M
Jurong Entertainment Centre
S$26.0M
S$112.3M
S$168.6 million
S$153.2 million
S$112.3 million

1 Based on manager's forecast

82 - 4507

CapitaMall Trust

Lot One Shopper's Mall

Lot One Shoppers' Mall
Proposed Asset Enhancement Works


New Façade


Wet Playground on Level 5 Rooftop Plaza


Basement 1 Market Place

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Asset Enhancement Works

- Decant space currently occupied by the National Library Board. It will occupy area classified for use by Civic and Community Institution, which is deemed non commercial GFA.
- Create 4-storey retail extension block measuring over 16,500 sq ft in NLA
- Level 1 of retail extension block will seamlessly connect to the Chua Chu Kang MRT station via a covered linkway
- More than 50 new shops will be created on Levels 1, 2, 3, and 4 of the retail extension block
- Rooftop landscaped garden, comprising a children's playground and a designated water play area with interactive features, to be created on the rooftop
- Existing basement foodcourt will relocate to Level 4 of new retail extension block and the supermarket will move to take over the space vacated by the foodcourt
- New F&B cum specialty shops will be introduced at the reconfigured area relinquished by the supermarket on Basement 1

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Basement 1 Plan


Reconfiguration of existing Supermarket space to F&B units / kiosks and specialty units
New escalator from Level 1 Open Plaza
SUPERMARKET
New food street through reconfiguration of existing kiosks
F&B
Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 1 Plan

Extension of retail floor plate towards Choa Chu Kang MRT Station

New escalator for direct connection to Basement 1

New escalator to ease circulation from Levels 1 to 5

Fully covered 4 storey high Open Plaza



Slabbing of voids to create a larger atrium

F&B

Retail


SK

New tenants At Extension

Lot 1
Proposed Level 2 Plan

New units created through extension of floor plate over the Open Plaza

New escalator to ease circulation from Levels 1 to 5



F&B

Retail

Slabbing of voids to create 8 nos. of retail kiosks

Lot 1

Proposed Level 3 Plan


New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 4 nos. of retail kiosks
F&B
Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 4 Plan

Relocation of Food Court from Basement 1 to Level 4

Enlarged Community Library of over 25,000sf

New escalator to ease circulation from Levels 1 to 5



LIBRARY
FOOD COURT

New void to enhance visibility of the upper levels

☐ *F&B*

Retail

CapitaMall Trust

82 - 4507

Lot One Shoppers' Mall
Proposed Level 5 Plan

Landscaped Roof Plaza incorporating Wet & Dry Playground and TV Room

New escalator to ease circulation from Levels 1 to 5



Stage
TV
Event Plaza
Splash Zone

Open Plaza with Amphitheatre for Community Events

☐ F&B

Retail

CapitaMall Trust

82 - 4507

Lot One Shoppers' Mall
Indicative AEI Timeline

Completed on Schedule

Activity	Commencement Date
Start of AEI	3rd Quarter 2007
Activity	**Target Completion Date[1]**
Basement 1 Reconfiguration	4th Quarter 2008
Level 1 Extension	January 2008
Level 2 Extension	1st Quarter 2008
Level 3 Extension	1st Quarter 2008
Levels 4 and 5 Extension	2nd Quarter 2008
Roof Top Landscape Plaza	4th Quarter 2008
Internal Reconfiguration from Levels 1 to 4	4th Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

Lot One

AEI Leasing Update – 60% Of The Projected Increase In Rents Committed

	Average Rent S$ per sq ft per mth		
	Before AEI	After AEI[1]	Variance
Total / Average	S$ 10.04	S$ 12.11	+ 21.0% (+ S$4.1 mil p.a)

S$4.1 million (59%) out of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. Approximately 25,700 sq ft of retail GFA will be decanted at the end of enhancement works.

Lot One Shoppers' Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$51.7 mil	**3rd Qtr 2007**	**4th Qtr 2008**

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 6.9 mil
Incremental Net Property Income	**S$ 5.2 mil**
Total Capital Expenditure	S$ 51.7 mil
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 94.4 mil
Increased in Value (net of investment cost)	**S$ 42.7 mil**

[1] Forecast value creation is based on Manager's estimates

CapitaMall Trust

82 - 4507

CapitaMall Trust

Funan DigitaLife Mall

Funan DigitaLife Mall
Exploring Options to Maximise Value

- Submitted for Written Permission (WP) to maximise unutilised GFA of approx. 386,000 sq ft. Funan employed only 3.88 of its allowable plot ratio of 7.0
- Differential Premium locked in at $63.7 million
- Funan's effective land cost of S$489 per sq ft compares favorably to ongoing land sales price for commercial / retail sites
- Exploring options to unlock value for Unitholders

	Existing	Allowable	Variance
Gross Plot Ratio	**3.88**	**7.0**	**80%** ↑
Gross Floor Area	**482,100 sq ft**	**867,600 sq ft**	**385,500** ↑

	Total (S$ million)	$ per sq. ft. GFA
Current Valuation	305	S$ 632 (existing)
Differential Premium [1]	64	S$ 74 (allowable)
99-year lease top up premium [1]	55	S$ 63 (allowable)
Effective Land Cost	**424**	**S$ 489 (allowable)**
Market Land Cost [1]		**S$900 – S$1,000**

1. Based on Manager's estimates

82 - 4507

Funan DigitaLife Mall
Proposed Retail cum Office Development

Façade and Layout Under Review





Scheme Submitted To URA



CapitaMall Trust

Funan DigitaLife Mall
Proposed Retail cum Office Development


L6 – L9 Office
B1 – L5 Retail
No Change to
Existing Layout,
except B1
HILL ST.
NORTH BRIDGE ROAD

Proposed 4 Sty Office Block   Existing 6 sty Retail Block major enhancement

	% Sharing of GFA	NLA (sm) Typical Floor
Retail	60%	5,350 (for levels 2 to 5)
Office	40%	5,360 (for levels 7 to 9)

Funan DigitaLife Mall
Proposed Retail cum Office Development

Retail Layout Remains Unchanged



2 Office Entrances On Level 1 – Fronting North Bridge Rd and Hill Street



Transfer Lobby for the Office Tower On Level 3





Office Layout For A Typical Floor


Garden/Light
Court



CapitaMall Trust

82 - 4507

CapitaMall Trust

Tampines Mall

Tampines Mall

Phase 2 (Isetan Cluster) – Completed, 100% Leased

Level 2 - Reconfiguration and subdivision to enhance the retail offerings


tm TAMPINESMALL
Love

Tampines Mall
Increase in Gross Rental Post-Full AEI

	Before AEI	After AEI[1]
Total Net Lettable Area of affected units	**47,507 sq ft**	**49,068 sq ft**
Level 1	2,704 sq ft	4,498 sq ft
Level 2	44,562 sq ft	42,839 sq ft
Level 3	241 sq ft	1,731 sq ft
Average Rent per sq ft **(As at 31 March 2007)**	**S$8.71**	**S$10.85 (↑ 29%)**
Average Rent per sq ft **(As at 31 December 2007**		**S$12.83 (↑ 47%)**
Total Gross Rent p.a **(As at 31 March 2007)**	**S$5.0 million**	**S$6.2 million (↑ 32%)**
Total Gross Rent p.a **(As at 31 December 2007)**		**S$7.6 million (↑ 51%)**

1. Based on Manager's estimates

CapitaMall Trust

Tampines Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$9.85million	**1st Quarter 2007**	**1st Quarter 2008**

	Old AEI Budget[1]	New AEI Budget[2]
Gross Revenue (net of rental loss)	S$ 1.42 million	S$2.60 million
Net Property Income	**S$ 1.14 million**	**S$2.08 million**
Capital Expenditure	S$ 9.85 million	S$9.85 million
Return on Investment	11.6%	21.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 20.70 million	S$37.80 million
Increased in Value (net of investment cost)	**S$10.85 million**	**S$27.95 million**

1. Forecast value creation is based on Manager's estimates, as at 31 March 2007.
2. Forecast value creation is based on Manager's estimates, as at 31 December 2007

82 - 4507

Tampines Mall
Receives Plot Ratio Increase

- Urban Redevelopment Authority (URA) grants Tampines Mall plot ratio increase from 3.5 to 4.2. Additional plot ratio increase is approved for full office development.
- Creates approx. 95,000 sq ft of office space
- Differential premium - $2,940psm or $25.9m





Typical Floor Layout For Office

Existing Plot Ratio	**3.5**
New Plot Ratio	**4.2**
Current GFA (sq ft)	**460,880**
Additional GFA (sq ft))	**94,880**

CapitaMall Trust

82 - 4507

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre
Redevelopment Work Commenced


New Facade


Rooftop Landscaped Plaza

- Decant 42,610 sq ft of residential gross floor area to Basement 1, Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate car park spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals.
- Creation of a roof-top landscaped plaza featuring a large playground with interactive water features.

Sembawang Shopping Centre
Strong Leasing Commitment of over 70%

Old NLA Before AEI	Additional NLA	New NLA after AEI
97,130 sq ft	31,283 sq ft	128,413 sq ft

Anchor Tenants Committed

Giant
Big Variety, Great Value

ALWAYS $2 DAISO JAPAN

KOPITIAM

Some of the Specialties Committed

POPULAR OPENS YOUR MIND

DANO THE ART OF FASHION

AJISEN 味千拉麵

CapitaMall Trust

Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$68.4 million	**1st Quarter 2007**	**4th Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$6.8 million
Net Property Income	**S$5.5 million**
Capital Expenditure (includes Differential Premium)	S$68.4 million
Return on Investment	8.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$99.4 million
Increased in Value (net of investment cost)	**S$31.0 million**

1. Forecast value creation is based on Manager's estimates

82 - 4507

CapitaMall Trust

IMM Building

82 - 4507

IMM Building
Asset Enhancement Initiatives

Major works include:

- Construction of a two storey extension annex over the open-air car park space, plus an rooftop landscaped plaza
- Reconfiguration Level 1 to Level 3 of the existing building


Before
IMM



New shops already trading at the 2-storey retail extension block

IMM Building
Level 3 – Seamless Furniture Mall Completed



IMM Building

First Water Playground With Interactive Features







CapitaMall Trust

IMM Building Level 1
Market Place - Food Kiosks Completed


MR MANGO
08 10 2007

08 10 2007

Fancy Delight
08 10 2007

Kala
08 10 2007

08 10 2007

CapitaMall Trust

IMM Building
Strong Leasing Commitment of 100.0%

Achieved approximately 34% Higher Average Rental

	Average Rent S$ per sq ft per mth			Committed Occupancy
	Before AEI	After AEI[1]	Realised	
Total / Average	S$ 7.99	+ S$10.24 (+ S$12.1 mn p.a)	+ S$10.73 (+ S$13.3 mn p.a)	100%

Achieved a 9.9% increase in incremental rental revenue per annum compared to budget

1. 15,000 sq ft of retail space will be decanted at the end of the Asset Enhancement Initiative.

IMM Building
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 million	1st Quarter 2006	1st Quarter 2008

	Old	New
Gross Revenue (net of rental loss from decanted retail space)	S$12.1 million	S$13.3 million
Net Property Income	**S$9.3 million**	**S$10.0 million**
Capital Expenditure (includes Differential Premium)	S$92.5 million	S$92.5 million
Return on Investment	10.1%	10.8%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 million	S$181.7 million
Increase in Value (net of investment cost)	**S$76.5 million**	**S$89.2 million**

* Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Bugis Junction

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82 - 4507

Bugis Junction

AEI– Level 3, Food Junction, Completed

Level 3

Before AEI



After AEI



Reconfigured Retail Area







Food Junction relocated from Basement 1 to Level 3

CapitaMall Trust

Bugis Junction
Level 3, Food Junction








CapitaMall Trust

82 - 4507

Bugis Junction
New Facade Along Hylam & Malay Streets

Create Open Concept for restaurant block through:

- Creation of balconies on Level 2
- Converting opaque shop fronts on Level 3 to glass parapets



Before



After

CapitaMall Trust

Bugis Junction
Proposed AEI– Basement 1, 93% Committed

Creation of a myriad of specialty shops and food concept outlets

Before AEI



After AEI


Phases 1 and 2 AEI,
100% Committed
Reconfigured Retail Area

- Basement 1 works will be completed over 3 phases, 93% committed
- **Phases 1 and 2, completed and 100% committed**
- Phase 3 is expected to start in Second Quarter 2008

Bugis Junction

Basement 1 Market Place (Phase 1&2) – Completed, 100% Committed







82 - 4507

Bugis Junction
Indicative AEI Timeline

☐ *Completed on Schedule*

Activity	Commencement Date
Start of AEI works	4th Quarter 2006
Activity	**Target Completion Date[1]**
New Foodcourt at Level 3	3rd Quarter 2007
New balconies at Level 2 of the restaurant block at Hylam street	3rd Quarter 2007
New façade for Hylam Mall	3rd Quarter 2007
Reconfiguration of Basement 1	Phase 1 & 2 : 4th Quarter 2007 Phase 3 : 2nd Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

82 - 4507

Bugis Junction
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$31.4 million	**4th Quarter 2006**	**2nd Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$5.4 million
Incremental Net Property Income	**S$4.0 million**
Capital Expenditure	S$31.4 million
Return on Investment	12.8%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$73.3 million
Increase in Value (net of investment costs)	**S$41.9 million**

1. Based on Manager's estimates

82 - 4507

CapitaMall Trust

Jurong Entertainment Centre

Jurong Entertainment Centre (JEC) AEI Following Increase in Plot Ratio

	Before Increase of GPR	After Increase of GPR	Variance
Gross Plot Ratio (GPR)	**1.85**	**3.0**	**62%↑**
Allowable GFA	**170,000 sq ft**	**275,500 sq ft[1]**	**62%↑**
Net Lettable Area	**111,000 sq ft**	**209,700 sq ft[1]**	**89%↑**

1 Based on Manager's estimates

- Written Permission submitted to increase plot ratio from 1.85 to 3.0. Differential Premium of $1,200 per sq metre locked in
- Proposed new Olympic-sized ice skating rink, first-of-its-kind in Singapore, is pending approval from relevant authorities to be integrated as Civic and Community Institutions ("C&CI") uses. Upon approval from the authorities, it will add approx. 35,000 sq ft of additional GFA at JEC
- Key asset enhancement works proposed include:
  - Relocating the 6-screen cineplex from Level 1 to Level 5
  - Creation of a new retail floor, Level 5
  - Reconfiguration of shops in the entire mall to maximise efficiency
  - Construct a rooftop landscaped garden

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 1



Before



F&B Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	18,950 sq ft	36,040 sq ft	+ 17,090 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 2



Before


F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	41,540 sq ft	51,640 sq ft	+ 10,100 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 3



Before


Proposed new Olympic-sized ice skating rink
F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	44,130 sq ft	62,110 sq ft	+ 17,980 sq ft

1. Based on Manager's estimates.

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 3

Examples of Olympic-sized Ice Skating Rinks



CapitaMall Trust

82 - 4507

Jurong Entertainment Centre
Proposed AEI – Level 4



F&B
Retail

Before After

	Current	After AEI[1]	Variance
Net Lettable Area	5,980 sq ft	31,880 sq ft	+ 25,900 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Proposed AEI – Level 5



Before


F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	0 sq ft	28,060 sq ft	+ 28,060 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$138.2 million	**4th Quarter 2008**	**4th Quarter 2009**

	AEI Budget[1]
Incremental Gross Revenue	S$ 17.7 million
Incremental Net Property Income	**S$ 12.4 million**
Capital Expenditure (includes Differential Premium)	S$ 138.2 million
Return on Investment	9.0%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$ 225.5 million
Increase in Value (net of investment costs)	**S$ 87.3 million**

1. Based on Manager's estimates.

CapitaMall Trust

CapitaMall Trust

Thank You

Net Lettable Area and Gross Revenue by Property

Percentage of portfolio by Gross Revenue as at 31 Dec 2007


12.8%
10.3%
6.3%
15.0%
13.6%
15.3%
3.1%
Tampines Mall
Junction 8
Funan
IMM Building
Plaza Singapura
Bugis Junction
40% Interest in Raffles City
Others
CRS Portfolio

Percentage of portfolio by Net Lettable Area as at 31 Dec 2007


8.0%
6.1%
7.3%
22.4%
10.4%
18.4%
4.5%
Tampines Mall
Junction 8
Funan
IMM Building
Plaza Singapura
Bugis Junction
40% Interest in Raffles City
Others
CRS Portfolio

82 - 4507

Well Diversified Trade Mix Across the Portfolio[1]

Portfolio

By Net Lettable Area as at 31 December 2007



2.1%
3.5%
5.1%
16.6%
13.0%
12.2%
11.5%
9.6%
9.6%
8.5%
Food & Beverage/Food Court
Educational/Services
Warehouse
Leisure and Entertainment/Sports & Fitness
Supermarkets
Department Store
Fashion
Electronics
Home Furnishings
Books/Gifts & Specialty/Hobbies/Toys
Office Rental

By Gross Rent as at 31 December 2007



1.8%
0.6%
4.1%
3.3%
5.4%
6.0%
25.0%
21.5%
18.0%
7.7%

As at 31 Dec 2007

1. Excluding Sembawang Shopping Centre and Raffles City.

CapitaMall Trust

Well Diversified Trade Mix

Tampines Mall

By Net Lettable Area as at 31 December 2007


3.6%
23.3%
14.6%
14.4%
13.1%
11.8%
11.0%
8.2%
Food & Beverage/Food Court
Leisure and Entertainment/Sports & Fitness
Educational/Services
Fashion
Department Store
Supermarkets
Books/Gifts & Specialty/Hobbies/Toys
Home Furnishings

By Gross Rent as at 31 December 2007


2.6%
27.5%
26.6%
18.0%
8.4%
5.9%
5.9%
5.1%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Junction 8

By Net Lettable Area as at 31 December 2007


0.6%
4.8%
21.5%
10.1%
16.9%
10.1%
12.8%
13.1%

- Food & Beverage/Food Court
- Leisure and Entertainment/Sports & Fitness
- Fashion
- Department Store
- Supermarkets
- Educational/Services
- Electronics
- Books/Gifts & Specialty/Hobbies/Toys
- Home Furnishings

By Gross Rent as at 31 December 2007


0.8%
3.1%
5.3%
5.4%
27.8%
10.3%
14.5%
25.5%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Funan DigitaLife


By Net Lettable Area
as at 31 December 2007
1.6%
2.4%
4.2%
1.4%
5.6%
13.5%
17.5%
By Gross Rent
as at 31 December 2007
1.7%
1.1%
2.9%
3.9%
4.9%
15.1%
19.5%
■ Electronics
□ Educational/Services
□ Food & Beverage/Food Court
□ Books/Gifts & Specialty/Hobbies/Toys
□ Leisure and Entertainment/Sports & Fitness
■ Home Furnishings
□ Supermarkets
□ Fashion

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

IMM Building

By Net Lettable Area as at 31 December 2007


2.6%
0.7%
44.9%
10.2%
8.8%
7.8%
7.8%
7.3%
5.1%

- Warehouse
- Supermarkets
- Food & Beverage/Food Court
- Home Furnishings
- Office Rental
- Educational/Services
- Fashion
- Electronics
- Books/Gifts & Specialty/Hobbies/Toys
- Leisure and Entertainment/Sports & Fitness

By Gross Rent as at 31 December 2007


3.5%
2.0%
20.0%
18.2%
15.4%
12.3%
10.1%
8.5%
3.6%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Plaza Singapura

By Net Lettable Area as at 31 December 2007


2.4%
17.7%
16.3%
14.5%
14.1%
12.8%
10.6%
6.5%

- Supermarkets
- Educational/Services
- Food & Beverage/Food Court
- Leisure and Entertainment/Sports & Fitness
- Fashion
- Home Furnishings
- Department Store
- Electronics
- Books/Gifts & Specialty/Hobbies/Toys

By Gross Rent as at 31 December 2007


25.4%
20.5%
20.1%
8.8%
8.4%
6.3%
3.2%
3.2%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Jurong Entertainment Centre

By Net Lettable Area as at 31 December 2007


0.4%
0.4%
6.4%
10.9%
19.2%
62.7%
Leisure and Entertainment/Sports & Fitness
Food & Beverage/Food Court
Educational/Services
Fashion
Electronics
Books/Gifts & Specialty/Hobbies/Toys

By Gross Rent as at 31 December 2007


1.0%
0.6%
7.2%
17.0%
37.5%
36.7%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Hougang Plaza

By Net Lettable Area as at 31 December 2007


4.5%
7.3%
14.2%
43.3%
30.7%

- Leisure and Entertainment/Sports & Fitness
- Home Furnishings
- Food & Beverage/Food Court
- Educational/Services
- Supermarkets

By Gross Rent as at 31 December 2007


9.1%
9.8%
32.0%
18.9%
30.2%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Bugis Junction

By Net Lettable Area as at 31 December 2007


2.5%
0.2%
3.3%
11.6%
42.3%
13.1%
19.7%

By Gross Rent as at 31 December 2007


2.2%
2.6%
0.4%
8.2%
30.1%
11.4%
17.2%
27.9%

- Department Store
- Food & Beverage/Food Court
- Leisure and Entertainment/Sports & Fitness
- Fashion
- Educational/Services
- Supermarkets
- Books/Gifts & Specialty/Hobbies/Toys
- Electronics

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Lot One Shoppers' Mall


By Net Lettable Area
as at 31 December 2007
0.3%
0.3%
3.9%
7.3%
25.2%
8.7%
12.1%
24.2%
18.0%
Food & Beverage/Food Court
Educational/Services
Leisure and Entertainment/Sports & Fitness
Fashion
Supermarkets
Department Store
Books/Gifts & Specialty/Hobbies/Toys
Electronics
Home Furnishings


By Gross Rent
as at 31 December 2007
0.4%
0.4%
2.3%
4.4%
5.9%
29.5%
9.3%
23.6%
24.2%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Bukit Panjang Plaza

By Net Lettable Area as at 31 December 2007


4.6%
5.4%
8.3%
29.5%
11.6%
18.8%

- Food & Beverage/Food Court
- Educational/Services
- Electronics
- Supermarkets
- Department Store
- Fashion
- Leisure and Entertainment/Sports & Fitness
- Books/Gifts & Specialty/Hobbies/Toys

By Gross Rent as at 31 December 2007


2.3%
5.1%
5.1%
34.5%
6.7%
14.2%
26.0%

As at 31 Dec 2007

CapitaMall Trust

Well Diversified Trade Mix

Rivervale Mall

By Net Lettable Area as at 31 December 2007


2.3%
2.1%
1.2%
0.8%
0.6%
7.4%
32.5%
25.9%
27.2%

- Educational/Services
- Supermarkets
- Food & Beverage/Food Court
- Department Store
- Fashion
- Leisure and Entertainment/Sports & Fitness
- Home Furnishings
- Books/Gifts & Specialty/Hobbies/Toys
- Electronics

By Gross Rent as at 31 December 2007


1.6%
0.9%
2.3%
0.8%
3.8%
4.5%
16.3%
43.4%
26.4%

As at 31 Dec 2007

CapitaMall Trust

Lease Expiry Profile - Portfolio [1]


45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(%)
20.9
22.2
29.8
33.2
35.1
36.7
4.7
3.6
9.5
4.3
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

1. Excluding Sembawang Shopping Centre and Raffles City.

CapitaMall Trust

Lease Expiry Profile – Tampines Mall


(%)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
18.4
23.0
13.2
22.2
44.0
39.8
12.6
9.1
11.8
5.9
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Junction 8


50.0
45.0
40.0
35.0
30.0
(%) 25.0
20.0
15.0
10.0
5.0
0.0
19.8 19.7
29.7 29.3
43.7 43.8
6.8 7.2
0.0 0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Funan DigitaLife Mall


45.0
40.0
35.0
30.0
25.0
(%)
20.0
15.0
10.0
5.0
0.0
16.2
21.1
34.1
37.8
37.1
32.4
1.2
1.0
11.4
7.7
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – IMM Building


70.0
60.0
50.0
40.0
30.0
(%)
20.0
10.0
0.0
13.5
8.7
25.2
39.3
52.0
50.2
2.5
0.7
6.8
1.1
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Plaza Singapura



60.0
50.0
40.0
30.0
20.0
10.0
0.0
(%)
35.6
31.5
49.8
45.8
14.0
21.8
0.6
0.9
0.0
0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Hougang Plaza



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
(%)
5.0 5.6
95.0 94.4
0.0 0.0
0.0 0.0
0.0 0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

Lease Expiry Profile – Jurong Entertainment Centre


80.0
70.0
60.0
50.0
40.0
(%) 30.0
20.0
10.0
0.0
56.1
44.2
32.2
25.8
19.3
16.8
1.3
4.2
0.0
0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Bugis Junction


80.0
70.0
60.0
50.0
40.0
(%) 30.0
20.0
10.0
0.0
12.2
14.7
18.9
30.3
20.8
35.5
5.8
2.3
42.3
17.2
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Lot One Shoppers' Mall


80.0
70.0
60.0
50.0
40.0
(%) 30.0
20.0
10.0
0.0
59.5
49.4
26.9
26.1
13.6
24.5
0.0
0.0
0.0
0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

Lease Expiry Profile – Bukit Panjang Plaza


80.0
70.0
60.0
50.0
40.0
(%) 30.0
20.0
10.0
0.0
14.6
24.0
8.5
10.1
49.1
52.7
27.8
13.2
0.0
0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

Lease Expiry Profile – Rivervale Mall


80.0
70.0
60.0
50.0
40.0
(%) 30.0
20.0
10.0
0.0
38.4
35.4
16.3
21.9
45.3
42.7
0.0
0.0
0.0
0.0
2008
2009
2010
2011
2012 and Beyond
% of total Net Lettable Area
% of total Gross Rental Income

CapitaMall Trust

82-4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Jan-2008 07:19:09
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Forecast consolidated statement of total return and distributable income of CMT and its subsidiaries"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Forecast.2008.22Jan08.pdf Total size = **139K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), is pleased to provide to the unitholders of CMT ("**Unitholders**") the forecast consolidated statement of total return and distributable income of CMT and its subsidiaries (collectively, the "**CMT Group**") for the forecast year from 1 January 2008 to 31 December 2008 ("**CMT Group Forecast Statement**").

The CMT Group Forecast Statement for the year ending 31 December 2008 (the "**Forecast Year**") has been examined by KPMG, the Independent Accountants, and should be read together with their report contained in the Appendix as well as the assumptions and sensitivity analysis set out therein.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
22 January 2008

FORECAST CONSOLIDATED STATEMENT OF TOTAL RETURN AND DISTRIBUTABLE INCOME OF CMT GROUP

S$'000	Forecast Year 1 January 2008 to 31 December 2008[1]
Gross Revenue	
Gross Rental Income	448,590
Car park income	12,554
Other income	18,372
Total Gross Revenue	**479,516**
Property Operating Expenses	
Property management fees	(18,111)
Property tax	(42,357)
Other property operating expenses	(97,577)
Total Property Operating Expenses	**(158,045)**
Net property income	**321,471**
Interest income	136
Asset management fees	(28,552)
Trust expenses	(2,991)
Finance costs	(80,687)
Net income before share of profit of associate	**209,377**
Share of profit of associate	6,146
Total return for the period before taxation	**215,523**
Taxation	(350)
Total return for the period	**215,173**
Distribution Statement	
Net income before share of profit of associate	**209,377**
Net effect of non-tax deductible items	14,690
Other adjustments [2]	7,240
Amount available for distribution to Unitholders	**231,307**
Distributable income to Unitholders	**231,307**
Distribution Per Unit (cents)	**13.90**
Units in issue at end of year ('000) [3]	1,664,599

Notes:

(1) The CMT Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CapitaRetail Singapore Limited ("CRS Limited") and CMT MTN Pte. Ltd. and equity accounting of its associate, CapitaRetail China Trust ("CRCT").

(2) Comprise of distribution income from associate. As distribution income is receivable from CRCT on a semi-annual basis, CMT will distribute the distribution received over two quarters.

(3) Inclusive of the Manager's forecast of Units to be issued in payment of: (i) the Performance Component for the Existing Properties; and (ii) the management fee for CMT's 40.0% interest in RCS Trust ("CMT RCS Management Fee").

SECTION A: ASSUMPTIONS – ENTIRE PORTFOLIO

The forecast consolidated statement of total return and distributable income for CMT Group is based on the aggregate of income earned from the following properties:

(a) Existing Properties: Gross revenue and net property income earned from Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Sembawang Shopping Centre, Hougang Plaza, Jurong Entertainment Centre and Bugis Junction ("**Existing Properties**"). The major assumptions made in preparing the forecast gross revenue and net property income of the Existing Properties and the forecast total return of Existing Properties, are set out under Section B: Assumptions – Existing Properties;

(b) CRS Properties: CMT currently owns 100.0% of the Secured Fixed Rate Class E Bonds issued by CapitaRetail Singapore Limited ("**CRS Limited**") and redeemable preference shares of S$0.10 each issued by CRS Limited in connection with the Secured Fixed Rate Class E Bonds (the redeemable preference shares and the Secured Fixed Rate Class E Bonds collectively, the "**CRS Class E Bonds**"). Through CMT's 100.0% interest in the CRS Class E Bonds, the forecast consolidated statement of total return and distributable income for CMT Group has assumed 100.0% share of the gross revenue and net property income earned from Bukit Panjang Plaza, Lot One Mall and Rivervale Mall (the "**CRS Properties**"). The major assumptions made in preparing the forecast gross revenue and net property income of the CRS Properties and the forecast consolidated total return of CRS Limited and its subsidiaries ("**CRS Group**") are set out under Section C: Assumptions – CRS Properties and CRS Group; and

(c) Raffles City: Raffles City is held by RCS Trust, a joint ownership vehicle in the form of an unlisted special purpose sub-trust, in which CMT and CapitaCommercial Trust ("**CCT**") hold interests of 40.0% and 60.0% respectively. The major assumptions made in preparing the forecast gross revenue and net property income of Raffles City, and the forecast total return and distribution of RCS Trust are set out under Section D: Assumptions – Raffles City and RCS Trust.

SECTION B: ASSUMPTIONS – EXISTING PROPERTIES

The major assumptions made in preparing the forecast total return for Existing Properties are set out below. The Manager considers these assumptions to be appropriate and reasonable at the date of this Announcement.

1.1 Existing Properties Gross Revenue

Existing Properties Gross Revenue is the aggregate of gross rental income ("**Existing Properties Gross Rental Income**"), car park income ("**Existing Properties Car Park Income**") and other income ("**Existing Properties Other Income**") earned from the Existing Properties. A summary of the assumptions used in calculating the Existing Properties Gross Revenue is set out below:

1.1.1 Existing Properties Gross Rental Income

The Existing Properties Gross Rental Income comprises base rents, service charges, turnover rent and advertising and promotion levy (if applicable) earned from the Existing Properties.

In order to forecast the Existing Properties Gross Rental Income, the Manager has, in the first instance, used rents payable under the committed leases (including letters of offer which are to be followed up with tenancy agreements to be signed by the parties) for the Existing Properties as at 30 September 2007.

Following the expiry of a committed lease during the period from 1 October 2007 to 31 December 2008, the Manager has used the following process to forecast the Existing Properties Gross Rental Income for the period following such expiry:

<u>(a) Market Rent and Growth Rate</u>

- The Manager has assessed the market rent for each portion of lettable area as at 30 September 2007. The market rent ("**Market Rent**") is the rent which the Manager believes could be achieved if each lease was renegotiated as at 30 September 2007 and is estimated with reference to (i) the rental payable pursuant to comparable leases for tenancies that have recently been negotiated; (ii) the effect of competing shopping centres; (iii) assumed tenant retention rate; (iv) likely market conditions; (v) inflation levels; and (vi) tenant demand levels.

- If a committed lease expires in the period between 1 October 2007 and 31 December 2008, the Manager has assumed that the rental rate for a new lease (or a lease renewal) which commences in the period between 1 October 2007 and 31 December 2008 is the Market Rent increased by the forecast growth rate as set out below, or the actual rent committed (if the lease agreement or letter of offer has been entered into). The growth rates are annual figures but have been assumed to apply to the relevant figures compounded on a monthly basis.

	Annual Market Rent Growth Rate
Existing Properties	
Retail Leases	3.0%
Office Leases (at IMM Building)	0.0%
Warehouse Leases (at IMM Building)	0.0%

- The growth rate is assumed after having regard to (i) the estimated rate of consumer price inflation in Singapore; (ii) the outlook for the general economy including gross domestic product growth rates; (iii) the demand level for tenancies in the Existing Properties; and (iv) the outlook for retail sales in Singapore.

(b) Lease Renewals and Vacancy Allowances

- *Retail Leases*: For retail leases under the Existing Properties expiring between 1 October 2007 and 31 December 2008, where the actual vacancy periods are already known pursuant to commitments or preliminary indication by the tenants to lease which are in place as at 30 September 2007, the actual vacancy periods have been used in the forecast.

  For the other leases expiring between 1 October 2007 and 31 December 2008, it has been assumed that leases will experience a half-month vacancy period before rent becomes payable under a new lease.

- *Office Leases (at IMM Building):* For the office leases at IMM Building, it has been assumed that all leases expiring between 1 October 2007 and 31 December 2008 will experience a three-month vacancy period before renewal or before a new lease commences. Also, all existing vacant spaces are assumed to continue to be vacant.

- *Warehouse Leases (at IMM Building):* For the warehouse leases at IMM Building, it has been assumed that all leases expiring between 1 October 2007 and 31 December 2008 will experience a six-month vacancy period before renewal or before a new lease commences. Also, all existing vacant spaces are assumed to continue to be vacant.

(c) Turnover Rent

- Certain tenants have provisions in their leases for the payment of turnover rent in addition to the base rent, service charge and advertising & promotion levy (if applicable). In order to forecast turnover rent for the Existing Properties, the Manager has reviewed the average historical turnover rent figures for each tenant that pays turnover rent. Where historical turnover rent figures are not available, the Manager has made an estimate of the tenant's expected turnover, based on information provided by the tenant and other factors such as the outlook for retail sales. Based on this assessment, the Manager makes a forecast of the turnover rent for the Forecast Year.

- As at 30 September 2007, approximately 84.1% out of all committed retail leases (by number) of the Existing Properties contain provisions for payment of turnover rents. Turnover rent of the Existing Properties is forecast to account for approximately 3.6% of the Existing Properties Gross Revenue for the Forecast Year.

(d) Gross Rental Income from Asset Enhancement Works

- The asset enhancement works for Tampines Mall, IMM Building, Bugis Junction and Sembawang Shopping Centre have either commenced or are expected to be carried out in 2007 and 2008. The forecast has taken into account the potential revenue loss during the period when the asset enhancement works are being carried out as well as the additional revenue arising from some asset enhancement works which are expected to be completed within the Forecast Year. However, the impact of the additional

revenue resulting from full completion of the asset enhancement works is not fully reflected in the Forecast Year.

- For Tampines Mall and Bugis Junction, asset enhancement works comprise mainly addition and alteration works, reconfiguration of leasable area and tenant re-mixing. Some of the works are already in progress, whilst the rest are scheduled to commence in 2008. The works are targeted to be completed in phases in 2008 or 2009.

- For IMM Building, the Manager has commenced the main enhancement works in 2006. These enhancement works are expected to be fully completed by 2008.

- For Sembawang Shopping Centre, asset enhancement work involving decantation of the residential gross floor area to increase the retail leasable area and enhance the retail offerings has commenced in 2007 and targeted to be fully completed by early 2009. It is assumed that there would be no rental income arising from Sembawang Shopping Centre during the period when the mall is undergoing asset enhancement works.

1.1.2 Existing Properties Car Park Income

Car park income includes revenue earned from the operations of the car parks at the Existing Properties (with the exception of IMM Building and Bugis Junction). In order to forecast the Existing Properties Car Park Income, it has been assumed that there is no growth from the annualised full year 2007.

1.1.3 Existing Properties Other Income

Other income includes signage licence fees, casual leasing and other miscellaneous income earned from the Existing Properties. The Existing Properties Other income for the Forecast Year is forecast based on historical income and license agreements committed as at 30 September 2007, as well as outlook for casual leasing at the Existing Properties, taking into account any potential reconfiguration of area for casual leasing space at the Existing Properties.

1.2 Property Operating Expenses

1.2.1 Property Tax

It has been assumed that property tax for the Existing Properties will be 10.0% of the Existing Properties Gross Revenue after deducting the service charge and advertising and promotion levy (if applicable) or 10.0% of annual value (which is assumed to be 3.0% higher from the latest assessed annual value), whichever is higher. During the period where no rental income is expected for Sembawang Shopping Centre, property tax is assumed to be paid on 10% of Manager's assessed valuation of the land.

1.2.2 Property Management Fee

The Property Management Fee is based on 2.0% per annum of Existing Properties Gross Revenue plus 2.0% per annum of net property income of the Existing Properties and 0.5% per annum of net property income of the Existing Properties in lieu of leasing commissions otherwise payable to the property manager and/or third party agents.

1.2.3 Other Property Operating Expenses (utilities, repairs and maintenance, and reimbursable staff costs)

In order to forecast the other property operating expenses for the Forecast Year, the Manager has made an assessment on the basis of historical operating costs and the service contracts which were committed as at 30 September 2007, and have applied the following range of growth rates from annualised full year 2007. A different growth rate is applied to the different properties, after taking into account the completion of asset enhancement works which may lead to increase in leasable area, and presence or termination of any defects liability period.

	Forecast Growth Rates (Per Annum)
Existing Properties	
Utilities	2.5% to 10.0%
Reimbursable staff costs	8.0%
Repairs and maintenance	2.5% to 15.0%

1.2.4 Marketing Expenses

The Manager has assumed that a total of approximately S$10.7 million will be incurred as marketing expenses for the Forecast Year, after taking into account the historical marketing expenses and the Manager's plans on advertising and promotions for each of the Existing Properties.

1.3 Management Fee

The Base Component of the Management Fee for the Existing Properties is 0.25% per annum of Deposited Property (as defined in the Trust Deed) and is accrued daily. In addition, there is also a Performance Component of the Management Fee, being 2.85% per annum of Gross Revenue of the Existing Properties, which is accrued daily. Both components are paid quarterly in accordance with the Trust Deed.

The Trust Deed also provides that after 60 months following the Listing Date (as defined in the Trust Deed), the Base Component and Performance Component of the Management Fee may be paid to the Manager in the form of cash, in the form of Units or a combination of both (as the Manager may elect). The Manager has elected to continue to receive the Base Component and Performance Component of the Management Fee in cash and Units respectively.

The Manager has assumed the Performance Component of Management Fee in relation to all Existing Properties, except IMM Building, will be paid in the form of

Units for the Forecast Year. The Manager has further assumed that the 10-Day Volume Weighted Average Traded Price to be S$3.50 for the Forecast Year for the purpose of computing the number of Units for the Performance Component of the Management Fee.

The Manager has assumed that the value of the Deposited Property is based on the value as at 14 January 2008, being the latest practicable date prior to this announcement ("**Latest Practicable Date**") and will only increase by the amount of capital expenditure projected to be incurred in the Forecast Year.

1.4 Other Expenses

Other expenses of CMT include recurring operating expenses such as trustee's fee, annual listing fees, valuation fees, legal fees, registry and depository charges, accounting, audit and tax adviser's fees, postage, printing and stationery costs, costs associated with the preparation of annual reports, investor communications costs and other miscellaneous expenses.

1.5 Capital Expenditure

A provision of cashflow payments for the forecasted capital expenditure of the Existing Properties has been included in the Forecast Year. This is forecasted based on the Manager's budget for expansions and renovations. It has been assumed that capital expenditure will be funded by bank borrowings and/or revolving credit facility. Capital expenditure incurred is capitalised as part of the Deposited Property of CMT and has no impact on the forecast consolidated statement of total return and distributable income other than affecting the forecast financing costs.

	Forecast Year (1 January 2008 to 31 December 2008) S$ million
Existing Properties	
Expansion and renovation[1]	104.8
Regular capital expenditure	14.5
Total capital expenditure	**119.3**

Note:

(1) For asset enhancement works and major building capital expenditure projected for Existing Properties.

1.6 Interest Income / Share of Profit of Associate

It has been assumed that the amount of interest earned on CMT's cash and other short term investments will be 1.0% per annum.

CMT has a 20.0% interest (equivalent to 95.1 million units) in its associate, CapitaRetail China Trust ("CRCT") as at 30 September 2007. For the distribution income in the Forecast Year, the Manager has assumed a distribution income of S$0.072 per CRCT unit based on the assumptions stated in the circular dated 14 November 2007 issued by CRCT ("**CRCT Circular**"). The Manager has assumed the share of profit of associate in the Forecast Year to be based on 20.0% interest in the profit forecast for 2008 as stated in the CRCT Circular. The Manager has also

assumed that it will increase its cost of investment in CRCT by $56.0 million on 1 January 2008.

1.7 Financing Cost

As at the Latest Practicable Date, CMT has a S$2.0 billion medium term note programme ("**MTN**") from Silver Maple Investment Corporation Ltd ("Silver Maple"), a special purpose company, of which S$1,243.0 million has been drawn down in four tranches, as summarised in the table below. To fund its loans to CMT, Silver Maple issued a mixture of fixed and floating rate notes with an aggregate face value of S$1,243.0 million, all of which are rated AAA by Fitch, Inc. and Standard & Poor's and Aaa by Moody's.

Term Loan	Term	Commencement	Maturity
Tranche B: S$125.0 million	7-year	June 2003	June 2010
Tranche C: S$335.0 million	5-year	August 2004	August 2009
Tranche D: S$433.0 million	7-year	October 2005	October 2012
Tranche E: S$350.0 million	5.7-year	February 2007	October 2012

In addition to the MTN programme, CMT currently has four loan facilities amounting to S$450.0 million. As at the Latest Practicable Date, there is no draw down from these facilities.

CMT has put in place a S$1.0 billion unsecured medium term note programme ("**Unsecured MTN**") through its wholly owned subsidiary, CMT MTN Pte Ltd. As at the Latest Practicable Date, S$150.0 million has been drawn down and on lent to CMT to refinance short term borrowings and to finance asset enhancement works.

For bank borrowings or revolving loan arrangement to fund the capital expenditure for Existing Properties, the Manager has assumed the effective interest rate will be an average floating rate of 3.70% (inclusive of all margins).

1.8 Accounting Policies

It has been assumed that there has been no significant change in applicable accounting policies or other financial reporting requirements that may have a material effect on CMT's forecast total return and distributable income. A summary of the significant accounting policies of the CMT Group may be found in the CMT annual report to unitholders for the financial year ended 31 December 2006.

2 Other Assumptions

The following additional assumptions have been made in preparing the financial forecast:

- CMT's property portfolio remains unchanged.
- No new Units will be issued by CMT other than for the (i) payment of the Performance Component for the Existing Properties (except IMM Building); and (ii) payment of the CMT RCS Management Fee.

- There will be no material change in taxation legislation or other legislation.
- There will be no material change to the tax ruling.
- All leases are enforceable and will be performed in accordance with their terms.
- As distribution income is receivable from CRCT on a semi-annual basis, the Manager has assumed to distribute the distribution received over two quarters.

SECTION C: ASSUMPTIONS – CRS PROPERTIES AND CRS GROUP

The major assumptions made in preparing the forecast gross revenue and net property income for CRS Properties, and the forecast consolidated total return of CRS Group are set out below. The Manager considers these assumptions to be appropriate and reasonable at the date of this Announcement.

3.1 CRS Group Gross Revenue

CRS Group Gross Revenue is the aggregate of gross rental income ("**CRS Gross Rental Income**"), car park income ("**CRS Car Park Income**") and other income ("**CRS Other Income**") earned from the CRS Properties. A summary of the assumptions used in calculating the CRS Group Gross Revenue is set out below:

3.1.1 CRS Gross Rental Income

The CRS Gross Rental Income comprises base rents, service charges, turnover rent and advertising and promotion levy (if applicable) earned from the CRS Properties.

In order to forecast the CRS Gross Rental Income, the Manager has, in the first instance, used rents payable under the committed leases (including letters of offer which are to be followed up with tenancy agreements to be signed by the parties) for the CRS Properties as at 30 September 2007.

Following the expiry of a committed lease during the period from 1 October 2007 to 31 December 2008, the Manager has used the following process to forecast CRS Gross Rental Income for the period following such expiry:

<u>(a) Market Rent and Growth Rate</u>

- The Manager has assessed the Market Rent for each portion of lettable area as at 30 September 2007. If a committed lease expires in the period between 1 October 2007 and 31 December 2008, the Manager has assumed that the rental rate for a new lease (or a lease renewal) which commences in the period between 1 October 2007 and 31 December 2008 is the Market Rent increased by the forecast growth rate of 3.0% per annum, or the actual rent committed (if the lease agreement or letter of offer has been entered into). The growth rate is an annual figure but has been assumed to apply to the relevant figures compounded on a monthly basis.

(b) Lease Renewals and Vacancy Allowances

- For leases under the CRS Properties expiring between 1 October 2007 and 31 December 2008, where the actual vacancy periods are already known pursuant to commitments or preliminary indication by the tenants to lease which are in place as at 30 September 2007, the actual vacancy periods have been used in the forecast.

  For the other leases expiring between 1 October 2007 and 31 December 2008, it has been assumed that leases expiring between 1 October 2007 and 31 December 2008 will experience a half-month vacancy period before rent becomes payable under a new lease.

(c) Turnover Rent

- Certain tenants have provisions in their leases for the payment of turnover rent in addition to the base rent and service charge and advertising & promotion levy (if applicable). In order to forecast turnover rent for the CRS Properties, the Manager has reviewed the actual historical turnover rent figures for each tenant that pays turnover rent, and make an assessment of the tenant's expected turnover, based on information provided by the tenant and other factors such as the outlook for retail sales. Based on this assessment, the Manager makes a forecast of the turnover rent for the Forecast Year.
- As at 30 September 2007, approximately 84.0% out of all committed retail leases (by number) of the CRS Properties contain provisions for payment of turnover rents. Turnover rent of the CRS Properties is forecast to account for approximately 3.6% of the CRS Group Gross Revenue for the Forecast Year.

(d) Gross Rental Income from Asset Enhancement Works

- For Lot One Shoppers' Mall, asset enhancement works comprising addition and alteration work, reconfiguration of retail space and tenant remixing has commenced, with target completion by 2008.
- For Rivervale Mall, asset enhancement work involving tenant remixing and reconfiguration of retail space is assumed to commence in 2008.
- The forecast has taken into account the potential revenue loss during the period when the asset enhancement works are being carried out at Lot One Shoppers' Mall and Rivervale Mall as well as the additional revenue arising from some asset enhancement works which are expected to be completed within the Forecast Year. However, the impact of the additional revenue resulting from full completion of the asset enhancement works is not fully reflected in the Forecast Year.

3.1.2 CRS Car Park Income

Car park income includes revenue earned from the operations of the car parks at the CRS Properties (with the exception of Rivervale Mall). In order to forecast the CRS

Car Park Income, it has been assumed that there is no growth from the annualised full year 2007.

3.1.3 CRS Other Income

Other income includes signage licence fees, casual leasing and other miscellaneous income earned from the CRS Properties. The CRS Other income for the Forecast Year is forecast based on historical income and license agreements committed as at 30 September 2007, as well as outlook for casual leasing at the CRS Properties.

3.2 Property Operating Expenses

3.2.1 Property Tax

It has been assumed that property tax for the CRS Properties will be 10.0% of the CRS Gross Revenue after deducting the service charge and advertising and promotion levy (if applicable) or 10.0% of annual value (which is assumed to be 3.0% higher from the latest assessed annual value), whichever is higher.

3.2.2 Property Management Fee

The Property Management Fee is based on 2.0% per annum of CRS Gross Revenue plus 2.0% per annum of net property income of the CRS Properties and 0.5% per annum of net property income of the CRS Properties in lieu of leasing commissions otherwise payable to the property manager and/or third party agents.

3.2.3 Other Property Operating Expenses (utilities, repairs and maintenance, and reimbursable staff costs)

In order to forecast the other property operating expenses for the Forecast Year, the Manager has made an assessment on the basis of historical operating costs and the service contracts which were committed as at 30 September 2007, and have applied the following range of growth rates from annualised full year 2007. A different growth rate is applied to the different properties, after taking into account the completion of asset enhancement works which may lead to increase in leasable area, and presence or termination of any defects liability period.

	Forecast Growth Rates (Per Annum)
CRS Properties	
Utilities	5.0% to 12.5%
Reimbursable staff costs	5.0%
Repairs and maintenance	2.5% to 12.5%

3.2.4 Marketing Expenses

The Manager has assumed that a total of approximately S$1.8 million will be incurred as marketing expenses for the Forecast Year, after taking into account the historical marketing expenses and the Manager's plans on advertising and promotions for each of the CRS Properties.

3.3 CRS Management Fee

The Base Component of the CRS Management Fee for the CRS Properties is 0.25% per annum of Property Value and is accrued daily. In addition, there is also a Performance Component of the CRS Management Fee, being 2.85% per annum of CRS Gross Revenue, which is accrued daily. The Management Fee in relation to the CRS Properties is assumed to be paid in cash.

The Manager has assumed that the Property Value is based on the value at the Latest Practicable Date and will only increase by the amount of capital expenditure projected to be incurred in the Forecast Year.

3.4 Other Expenses

Other expenses of CRS include recurring operating expenses such as trustee's fee, valuation fees, legal fees, accounting, audit and tax adviser's fees, postage, printing and stationery costs, and other miscellaneous expenses.

3.5 Capital Expenditure

A provision of cashflow payments for the forecasted capital expenditure of the CRS Properties has been included in the Forecast Year. This is forecasted based on the Manager's budget for expansions and renovations. It has been assumed that capital expenditure will be funded by bank borrowings and/or revolving credit facility. Capital expenditure incurred is capitalised as part of the Deposited Property of CRS and has no impact on the forecast consolidated total return other than affecting the financing costs.

	Forecast Year (1 January 2008 to 31 December 2008) S$ million
CRS Properties	
Expansion and renovation	48.2
Regular capital expenditure	4.0
Total capital expenditure	**52.2**

3.6 Financing Cost

CRS Limited has issued senior bonds A to D ("CRS Senior Bonds") amounting to S$293.2 million which is due for refinancing in February 2008. In addition, CRS Limited has a S$25.0 million revolving credit facility; of which S$19.6 million has been drawn down ("CRS Drawn Down RCF") as at the Latest Practicable Date. The CRS

Drawn Down RCF is due for refinancing in the same time as the refinancing of the CRS Senior Bonds.

The Manager is currently exploring the various refinancing options for both the CRS Senior Bonds and CRS Drawn Down RCF, which may include bank loan facilities or reissuing fixed or floating rate notes.

For bank borrowings or revolving loan arrangement to fund the capital expenditure for CRS Properties, the Manager has assumed the effective interest rate will be an average floating rate of 3.65% (inclusive of all margins).

3.7 Accounting Policies

It has been assumed that there has been no significant change in applicable accounting policies or other financial reporting requirements that may have a material effect on CRS Group's forecast consolidated total return. The CRS Group's significant accounting policies are consistent with those of the CMT Group. A summary of the significant accounting policies of CMT Group may be found in the CMT annual report to unitholders for the financial year ended 31 December 2006.

3.8 Other Assumptions

The following additional assumptions have been made in preparing the financial forecast:

- CRS Group's property portfolio remains unchanged.
- There will be no material change in taxation legislation or other legislation.
- There will be no material change to the tax ruling.
- All leases are enforceable and will be performed in accordance with their terms.

SECTION D: ASSUMPTIONS – RAFFLES CITY AND RCS TRUST

The major assumptions made in preparing the forecast gross revenue and net property income for Raffles City, and distribution income from RCS Trust are based on the joint-announcement issued by the Manager and CapitaCommercial Trust Management Limited, the Manager for CCT ("**CCT Manager**") dated 9 November 2007.

SECTION E: SENSITIVITY ANALYSIS

The profit forecast is based on a number of key assumptions that have been outlined earlier in this Announcement.

Unitholders should be aware that future events cannot be predicted with any certainty and deviations from the figures forecast in the announcement are to be expected. To assist unitholders in assessing the impact of these assumptions on the forecast, sensitivity of the distribution per Unit ("**DPU**") to changes in the key assumptions are set out below.

The sensitivity analysis is intended to provide a guide only, and variations in actual performance could exceed the ranges shown. Movements in other variables may offset or compound the effect of a change in any variable beyond the extent shown.

The sensitivity analysis has been prepared using the same assumptions as those set out earlier in this Announcement.

5.1 Market Rent Growth Rates

Changes in the gross rental income of uncommitted leases (including the Existing Properties, CRS Properties, Raffles City ("**RC**") Shopping Centre and the RC Office Tower, as well as the variable rent component for the Hotels and Convention Centre Lease) will impact the net property income of CMT Group and, consequently, the distributable income. The assumptions for gross rental income have been set out earlier in this section. The effect of variations in such gross rental income on the distributable income is set out below:

Impact on DPU Pursuant to Changes in Market Rent Growth Rates

	Distribution Per Unit
	Forecast Year
	(cents)
Upper case(2)	13.93
Base case(1)	13.90
Lower case(3)	13.86

Notes:

(1) Under the base case, the growth rate assumed for retail leases of the Existing Properties, CRS Properties and the RC Shopping Centre is 3.0% per annum, while the growth rate assumed for office leases for the RC Office Tower is 10.0% per annum. A growth rate of 2.0% per annum is assumed for the gross operating revenue generated from the Hotels and Convention Centre. No growth is assumed for the office and warehouse leases at IMM Building.

(2) Under this sensitivity scenario, the growth rate for retail leases of the Existing Properties and CRS Properties is assumed to be 20.0% above base case, while the growth rate for retail leases of RC Shopping Centre, office leases for the RC Office Tower and gross operating revenue generated from the Hotels and Convention Centre is assumed to be 5.0% above base case. No growth is assumed for the office and warehouse leases at IMM Building.

(3) Under this sensitivity scenario, the growth rate for retail leases of the Existing Properties and CRS Properties is assumed to be 20.0% below base case, while the growth rate for retail leases of RC Shopping Centre, office leases for the RC Office Tower and gross operating revenue generated from the Hotels and Convention Centre is assumed to be 5.0% below base case. No growth is assumed for the office and warehouse leases at IMM Building.

5.2 Vacancy Allowance for Retail Leases of Existing Properties and CRS Properties

Changes in vacancy allowances for retail leases of the Existing Properties and CRS Properties impact the net property income of CMT Group and, consequently, the distributable income. The effect of variations in the vacancy allowance on DPU is set out below:

Impact on DPU Pursuant to Changes in Vacancy Allowance

	Distribution Per Unit
	Forecast Year
	(cents)
Three Weeks Vacancy Period	13.81
Half Month Vacancy Period	13.90
One Week Vacancy Period	14.00

Note:
(1) No changes in vacancy allowances for retail leases of RC Shopping Centre from base case is assumed.

5.3 Property Operating Expenses

Changes in the property operating expenses (excluding property tax and the Property Management Fee) will impact the net property income of CMT Group and, consequently, the distributable income. The assumptions for property operating expenses have been set out earlier in this announcement. The effect of variations in the property operating expenses on the DPU is set out below:

Impact on DPU Pursuant to Changes in Property Operating Expenses

	Distribution Per Unit
	Forecast Year
	(cents)
2.5% above Base Case's Operating Expenses(1)	13.75
Base Case's Operating Expenses	13.90
2.5% below Base Case's Operating Expenses(2)	14.04

Notes:
(1) Implies an increase of 2.5 per cent. in the property operating expenses (excluding property tax and the Property Management Fee).
(2) Implies a decrease of 2.5 per cent. in the property operating expenses (excluding property tax and the Property Management Fee).

5.4 Finance Costs

Changes in interest rates will impact net income of CMT Group and, consequently, the distributable income. The interest rate assumptions have been set out earlier in this announcement. The effect of the variation in the CMT Group's finance costs on the DPU is set out below:

Impact on DPU Pursuant to Changes in Finance Costs

	Distribution Per Unit
	Forecast Year
	(cents)
Upper case[(2)]	13.86
Base case[(1)]	13.90
Lower case[(3)]	13.93

Notes:

(1) The assumed interest rates for the various loans under the base case are set out below:
  a. For bank borrowings or revolving loan arrangement of the Existing Properties, an effective interest rate of 3.70% per annum (including margin) is assumed.
  b. For the CRS Senior Bonds, CRS Drawn Down RCF and bank borrowings or revolving loan arrangement of the CRS Properties, an effective interest rate of 3.65% per annum (including margin) is assumed.
  c. An effective interest rate of 4.2% per annum (including margin) is assumed for the revolving loan arrangements at RCS Trust.

(2) Under this sensitivity scenario, the interest rates for the various loans are set out below:
  a. For bank borrowings or revolving loan arrangement of the Existing Properties, 10 basis points above base case's interest rates are assumed.
  b. For the CRS Senior Bonds, CRS Drawn Down RCF and bank borrowings or revolving loan arrangement of the CRS Properties, 10 basis points above base case's interest rates are assumed.
  c. for the revolving loan arrangements at RCS Trust, 25 basis points above base case's interest rates are assumed.

(3) Under this sensitivity scenario, the interest rates for the various loans are set out below:
  a. For bank borrowings or revolving loan arrangement of the Existing Properties, 10 basis points below base case's interest rates are assumed.
  b. For the CRS Senior Bonds, CRS Drawn Down RCF and bank borrowings or revolving loan arrangement of the CRS Properties, 10 basis points below base case's interest rates are assumed.
  c. for the revolving loan arrangements at RCS Trust, 25 basis points below base case's interest rates are assumed.

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KPMG

KPMG
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Telephone +65 6213 3388
Fax +65 6225 0984
Internet www.kpmg.com.sg

Private and Confidential
The Board of Directors
CapitaMall Trust Management Limited
(in its capacity as Manager of CapitaMall Trust)
39 Robinson Road
#18-01 Robinson Point
Singapore 068911

Our ref TST/JL6

Contact Ronald Tay

Telephone 6213 2710

HSBC Institutional Trust Services (Singapore) Limited
(in its capacity as Trustee of CapitaMall Trust)
21 Collyer Quay
#14-01 HSBC Building
Singapore 049320

22 January 2008

Dear Sirs

Letter from the Reporting Accountants on the Profit Forecast for the year ending 31 December 2008 of CapitaMall Trust and its subsidiaries ("CMT Group")

This letter has been prepared for inclusion in the announcement dated 22 January 2008 (the "Announcement") by CapitaMall Trust Management Limited ("CMTML") relating to the profit forecast of CMT Group.

The directors of CMTML, (the "Directors") are responsible for the preparation and presentation of the forecast consolidated Statements of Total Return and Distributable Income for the year ending 31 December 2008 (the "Profit Forecast") as set out on page 2 of the Announcement, which have been prepared on the basis of the assumptions as set out on pages 3 to 14 of the Announcement (the "Assumptions").

We have examined the Profit Forecast of CMT Group for the year ending 31 December 2008 as set out on page 2 of the Announcement in accordance with Singapore Standard on Assurance Engagements applicable to the examination of prospective financial information. The Directors are solely responsible for the Profit Forecast including the Assumptions on which they are based.

KPMG, a Singapore registered partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Based on our examination of the evidence supporting the Assumptions, nothing has come to our attention which causes us to believe that the Assumptions do not provide a reasonable basis for the Profit Forecast. Further, in our opinion the Profit Forecast, so far as the accounting policies and calculations are concerned, is properly prepared on the basis of the Assumptions, is consistent with the accounting policies normally adopted by CMT Group and is presented in accordance with the relevant presentation principles of Recommended Accounting Practice 7 *"Reporting Framework for Unit Trusts"* (but not all the required disclosures for the purposes of this letter) issued by the Institute of Certified Public Accountants of Singapore ("ICPAS"), which is the framework adopted by CMT Group in the preparation of its financial statements.

Events and circumstances frequently do not occur as expected. Even if the events anticipated under the hypothetical assumptions described above occur, actual results are still likely to be different from the Profit Forecast since other anticipated events frequently do not occur as expected and the variations may be material. The actual results may therefore differ materially from the Profit Forecast. For the reasons set out above, we do not express any opinion as to the possibility of achievement of the Profit Forecast.

Attention is drawn, in particular, to the sensitivity analysis of the Directors' Profit Forecast as set out on pages 14 to 17 of the Announcement.

KPMG

KPMG
Certified Public Accountants
(Partner-in-charge: Ronald Tay)
Singapore

Important Notice

This Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CMT (the "**Units**").

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of the Managers' affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Managers to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

The information in this Announcement must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

82 - 4507

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Jan-2008 07:23:26
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Asset.Valuations.22Jan08.pdf Total size = **21K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaCommercial Trust Management Limited (the "**Manager**"), as manager of CapitaCommercial Trust ("**CCT**") wishes to announce that the Manager has obtained new independent valuation, as of 1 December 2007, for the property owned by RCS Trust which CCT has a 60% interest.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust
Date of Valuation	1 December 2007
Valuer	CB Richard Ellis (Pte) Ltd
Description of Property	**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,586.0 [1]

Note:
(1) CCT's 60% interest in Raffles City amounted to S$1,551.6 million.

A copy of the valuation report for the above property is available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
22 January 2008

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Jan-2008 12:34:50
Announcement No.	00026

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release and Presentation Slides - "CapitaLand partners Prestige Group and Advance India Projects Limited"
Description	The attached news release and presentation slides issued by CapitaLand Limited on the above matter are for information.
Attachments:	CL.newsrelease.Prestige.AIPL.22Jan08.pdf CLslides.22Jan2008.pdf Total size = **1386K** (2048K size limit recommended)

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CapitaLand

News Release

22 January 2008
For Immediate Release

CapitaLand Partners Prestige Group and Advance India Projects Limited

Pan-India presence in 14 cities with 15 retail projects with a total asset value of over S$2.1 billion

Singapore, 22 January 2008 - CapitaLand Limited ("CapitaLand") is pleased to announce that it has through its indirect wholly-owned subsidiary, CapitaLand Retail India Investments Pte. Ltd. ("CapitaLand Retail"), entered into two separate Joint Ventures ("JV") with Advance India Projects Limited ("AIPL") and the Prestige Group ("Prestige") respectively to invest, develop and manage retail/predominantly retail projects in India. AIPL is a renowned Delhi-based developer with a strong presence in North India. Prestige is a well-established Bangalore-based real estate player with an extensive footprint in South India. The two strategic partnerships provide CapitaLand with a unique opportunity to invest and manage an immediate portfolio of 15 retail/predominantly retail projects strategically located in 14 cities Pan-India. The eight projects, identified under the JV with AIPL, and seven projects, identified under the JV with Prestige, have a total asset value of over S$2.12 billion and a total leaseable area of over 11.0 million square feet ("sq ft"). CapitaLand Retail will also have Right of First Refusal to future retail/predominantly retail projects by Prestige and AIPL.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said: "We are extremely pleased to partner Advance India Projects Limited and Prestige Group, two highly reputable Indian developers. The two partnerships, with an identified portfolio of 15 properties which are strategically located in 14 cities Pan-India, provide CapitaLand with a head start in the retail real estate business in both North and South India. In addition, the subsequent pipeline of projects from both partners will allow us to rapidly upscale our retail real estate business in India. Our joint venture partners' strong land sourcing capabilities, good development and construction background, as well as retail mall management experience complement our comprehensive retail real estate and financial management skill sets. This will further strengthen our position as the leading retail real estate player in Asia. We expect to deepen our retail and fund management presence in India to become a significant long term retail real estate player there overtime."

Mr Daljeet Singh, Executive Director of Advance India Projects Limited, said: "We are delighted to partner CapitaLand to jointly invest, develop and manage retail projects in North India, where we have an established presence and strong reputation as a developer. As one of the largest retail real estate players in Asia, CapitaLand brings to the partnership a proven integrated retail real estate business platform with a full suite of expertise ranging from asset planning, development, leasing, marketing to operations which would substantially complement the competence of AIPL. In addition, CapitaLand's strong real estate financial skill sets will add significant value to the joint venture, particularly when we share a common exit strategy for the retail projects through either a listed vehicle or REIT. We look forward to working closely together with CapitaLand towards the successful opening of Udaipur Mall located in Rajasthan, one of India's top tourist destinations, in First Quarter 2009[1]. This joint venture is not just the tie up of two successful real estate developers but also a promise of a brand which would advance India by optimizing the values of commitment, dedication and integrity which are inherent to both the organisations."

Mr. Irfan Razack, Chairman and Managing Director of Prestige Group, said: "The joint venture with CapitaLand is a key milestone for Prestige, one that will further strengthen our stronghold as one of the most established real estate developers in South India. India presents abundant opportunities in the retail real estate market with its rapid urbanisation and growing affluence, but enjoys only 3% organised retail formats. Prestige Group has successfully completed and managed a retail mall development called "The Forum" in Bangalore since 2003. "The Forum" has been widely acclaimed as one of the most successful and well managed retail malls in India. Leveraging on the success of "The Forum", Prestige Group hopes to bring more good quality retail malls to other cities in India under our partnership with CapitaLand. CapitaLand's successful track record in developing and managing retail malls in multi-tiered cities across China, coupled with its ability to put together an efficient capital structure as one of the largest real estate fund managers in Asia, complements our growth plan to accelerate our retail real estate footprint to capture these opportunities in India."

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said: "With these two joint ventures and the US$600 million CapitaRetail India Development Fund established to capture the opportunities presented by the partnerships, CapitaLand will very quickly replicate its successful China retail real estate platform in India. Like China, the retail projects are strategically located in residential areas with strong captive population, enjoy good connectivity and serve the basic needs of the residents. Our ability to provide well-designed and managed one-stop shopping destinations in multi-tiered cities across India are expected to be well-received by the rapidly growing middle class."

[1] For the period 1 January 2009 to 31 March 2009.

JV with AIPL

Under the JV with AIPL, CapitaLand Retail and AIPL will jointly invest and develop retail/predominantly retail projects in India. In addition, CapitaLand Retail and AIPL will jointly set up a mall management company to manage these retail/predominantly retail assets. CapitaLand Retail will hold majority stakes in both aspects of the JV with AIPL.

CapitaLand and AIPL have identified eight projects, of which the Udaipur Celebration mall is already under development and targeted for completion in First Quarter 2009[1]. The other seven projects are in the pipeline including Amritsar and Khanna properties belonging to the AIPL Group and five projects identified in Nagpur, Jaipur, Jalandhar, Gwalior and Varanasi which AIPL would be acquiring for the JV. The pipeline projects will be transferred to the JV upon due diligence and execution of definitive agreements.

Udaipur Celebration mall, located in one of India's top tourist destinations Rajasthan, manifests the traits of a typical project under the AIPL portfolio. With a leaseable area of approximately 385,000 sq ft, Udaipur Celebration mall is already 51.0% committed. Prominent brands that have taken up space at the mall include McDonalds, Arrow, Levi's, Benetton, PVR (cinema operator), Reebok, Westside (shopping centre operator) and Spencer (supermarket operator).

The initial batch of eight projects, with a total leaseable area of 5.86 million sq ft and approximately 4.1 million sq ft of retail space, are expected to be completed between First Quarter 2009[1] and 2010. The total value of the portfolio under the JV with AIPL (based on 100% ownership) is approximately S$1.0 billion (Rs 26.5 billion). CapitaLand Retail also has a Right of First Refusal to future retail/predominantly retail developments initiated by AIPL.

JV with Prestige

Under the JV with Prestige, CapitaLand Retail and Prestige will jointly invest and develop retail/predominantly retail projects in India. In addition, CapitaLand Retail and Prestige will jointly set up a mall management company to manage these retail/predominantly retail assets. CapitaLand Retail will hold equal stakes in both aspects of the JV with Prestige.

Of the seven projects with Prestige, CapitaLand has already signed definitive agreements for four of them (two in Bangalore, one in Mangalore and one in Mysore) under the JV. CapitaLand is expected to invest into the remaining three projects under the JV very soon, after completion of due diligence and subject to finalisation of definitive agreements.

The initial batch of seven projects, with a total leaseable area of 5.27 million sq ft and approximately 4.0 million sq ft of retail space, are expected to be completed between First Quarter 2009[1] and 2011. The total value of the portfolio under the JV with Prestige (based on 100% ownership) is approximately S$1.12 billion (Rs 29.0 billion). CapitaLand Retail also has Right of First Refusal to future retail/predominantly retail developments initiated by Prestige.

Roles of CapitaLand and JV Partners

Under the two JVs, AIPL and Prestige will be responsible for land sourcing and all aspects of property acquisitions, project management during construction and marketing implementation. CapitaLand Retail will drive the asset planning, marketing and leasing strategy, and marketing implementation of the projects. In addition, CapitaLand Retail will take the lead to devise an optimal financial strategy and exit plan for the projects, as well as to ensure that the construction of the projects is in compliance with building specifications.

Portfolio of 15 Retail/Predominantly Retail Projects

S/N	City / Location	Leaseable Area (sq ft)	JV Ownership
Prestige Projects			
1	Hyderabad	852,000	49%
2	Cochin	1,100,000	50%
3	Mangalore	494,000	68%
4	Chennai	941,000	50%
5	Forum Value Mall, Bangalore	473,000	70%
6	Graphite India, Bangalore	1,052,000	100%
7	Mysore	360,000	100%
Total Prestige Projects Leaseable Area		**5,272,000**	
AIPL Projects			
1	Udaipur	385,000	100%
2	Nagpur	1,230,000	100%
3	Jaipur	567,000	100%
4	Jalandhar	820,000	100%
5	Gwalior	928,000	100%
6	Varanasai	621,000	100%
7	Amritsar	653,000	100%
8	Khanna	653,000	100%
Total AIPL Projects Leaseable Area		**5,857,000**	
Total Prestige & AIPL Projects Leaseable Area		**11,129,000**	

CapitaRetail India Development Fund ("CapitaRetail India")

CapitaLand successfully established its first India private property fund, CapitaRetail India, with a fund size of approximately US$600.0 million (S$880.0 million) on 22 November 2007. CapitaRetail India was established to invest in retail mall developments in India. CapitaLand holds a 45.0% stake, amounting to US$272.0 million (S$400.0 million) in CapitaRetail India, whilst the remaining stakes are held by insurance companies, pension funds and corporations.

About Advance India Projects Limited (www.advanceIndia.co.in)

Advance India Projects Limited (AIPL) is India's premier real estate development company with a multi dimensional portfolio encompassing commercial, retail and residential segments. AIPL has taken commercial space development to new heights over the past 17 years. The organization is now developing new age townships, IT parks, residential complexes and a chain of world class malls offering an irresistible mix of entertainment, shopping and leisure in truly international surrounds under the brand name, The Celebration Mall.

AIPL continues its endeavors to reform the look and texture of India with innovative commercial landmarks, unprecedented retail developments and exclusive residential communities. AIPL is credited with the development of over 2.5 million sq ft of world class commercial space, housing over 55 of the finest Indian and global corporations. In addition, AIPL continues its advancement of India with 5 million sq ft of retail space and 400 acres of townships under development.

AIPL is more than just a leading name and symbol in the Indian real estate industry. The core distinguishing factors of AIPL within the industry are its devotion to continuous innovation, dynamism, multi dimensional solutions, enhancement of skills, unique and unparalleled concepts and superior service standards. AIPL is deeply committed to client satisfaction which it achieves through quality construction by utilizing the services of world- renowned architects and engineers, on-time performance, belief in new technology and professional property management.

The AIPL brand promises to exceed expectations by expressing the values of commitment, dedication, honesty, passion and promise that are inherent to the organization. Furthermore, it symbolizes the promise we want to make to our clients about what they are guaranteed to experience when they begin the 'Advance Relationship.' We at AIPL are devoted to continuous innovation, improvisation and ingenuity to yield results which exceed expectations and strengthen the principals of the 'Advance promise' and the AIPL brand as a whole.

About Prestige Group (www.prestigeconstructions.com)

Prestige Group is a very established developer in India, based in Bangalore, with over 20 years of track record. Prestige has completed more than 130 developments since its inception. Prestige offers a diverse portfolio of products that include premium residential, commercial, mixed development, townships, tech parks, retail malls, resorts and hotels.

Prestige's residential properties draw on international influences and are remarkable contributions to Bangalore's cityscape. Prestige Acropolis, Prestige Notting Hill, Prestige South Ridge, Prestige St. John's Wood and Palms of Prestige Ozone are just a few examples of Prestige's homes for Bangalore's well-travelled, upwardly mobile and discerning buyers. Prestige's software campuses - Prestige Blue Chip Software Park and Cessna Business Park - houses the headquarters of Bangalore's top IT companies. Its magnum opus is Prestige Technology Park, a 16-acre campus providing top-of-the-line facilities to software businesses. Prestige's latest offering - UB City – resembles a thin slice of Manhattan overlooking verdant Cubbon Park right at the heart of Bangalore's city center.

Prestige has a showcase retail mall – "The Forum, Bangalore", which was developed and managed by Prestige since 2003. "The Forum" is widely acclaimed as one of the most successful and well managed malls in India. Leveraging on the valuable experience gained in "The Forum", Prestige intends to enlarge its retail footprint and bring more quality retail malls to other cities in India.

Prestige has completed more than 15 million square feet of urban build-up area, with another 30 million square feet presently under construction. Further to this, Prestige also has a diversified land bank comprising more than 79 million square feet of build-up area across South India. This will provide a strong pipleline of future retail projects to the joint venture with CapitaLand.

"Our corporate philosophy has always entailed exceeding the expectations of our clients. Under-promise and over-deliver, that's the mantra that's helped us grow and keep growing," says Irfan Razack, Chairman and Managing Director of Prestige Group.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by CapitaLand Limited

(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com

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CapitaLand

CapitaLand Joint Ventures with The Prestige Group and Advance India Projects Limited

aipl

CapitaLand

Prestige GROUP

Add Prestige to your life

India's Economic Potential and Growing Affluence



400,000
300,000
200,000
100,000
0
Thousands of households
5000
4500
4000
3500
3000
GDP at PPP divided by population
2005
2006
2007
2008
2009
2010
Number of households earning more than US$5,000 p.a.
Number of households earning more than US$3,000 p.a.
Number of households earning more than US$1,000 p.a.
GDP at purchasing power parity (PPP), divided by population.

Source:
- Economist Intelligence Unit & CapitaLand Research.
- "The Great Indian Retail Story", Ernst & Young.

- Economy expected to grow at 6-7% annually over the next few years
- Young population with rising incomes and growing affluence
- Disposable income per capita expected to rise 8.5% annually till 2015

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Low Level of Organised Retail Format in India

- India's organised retail constitutes only 3% of the current retail market
- Tremendous growth potential when compared to other developing countries
- India's organised retail sector expected to grow 400% from US$7 billion currently to US$30 billion by 2010

Comparative Penetration of Organised Retail


100%
80%
60%
40%
20%
0%
97%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source:

- "The Great Indian Retail Story", Ernst & Young.

Seizing the Abundant Growth Opportunities in India's Retail Real Estate Market

- CapitaLand to venture into development and management of a pipeline of retail/predominantly retail projects in India

- CapitaRetail India Development Fund was established in November 2007 with a fund size of US$600 million (approx. S$880 million)

- Foreigners only allowed to invest in the development of properties with build-up area exceeding 50,000 square meters in India

- Strong local partner with a shared vision, similar strategic outlook and local skills sets will help to accelerate CapitaLand's entry and growth in India

Joint Venture with Prestige Group ("Prestige") and Advance India Projects Limited ("AIPL")

- Strategic partnerships with Prestige, an established player in South India, and AIPL, a strong player in North India
- AIPL's portfolio of 8 retail developments in North India
- Prestige Group's portfolio of 7 retail developments in South India
- CapitaLand to acquire into and manage an immediate portfolio of 15 retail/predominantly retail projects through Joint Ventures with Prestige and AIPL
- Enable CapitaLand to establish an immediate operating platform and retail footprint across the entire geography of India
- Intend to sponsor a listed vehicle/REIT comprising India retail malls

Immediate Portfolio of 15 Retail Projects

Total Asset Value of S$2.12 billion &
Leasing Area of over 11 million square feet

S/N	City / Location	Super Built Area* (sq ft)	JV Ownership
Prestige Projects			
1	Hyderabad	852,000	49%
2	Cochin	1,100,000	50%
3	Mangalore	494,000	68%
4	Chennai	941,000	50%
5	Forum Value Mall, Bangalore	473,000	70%
6	Graphite India, Bangalore	1,052,000	100%
7	Mysore	360,000	100%
Total Prestige Projects Leasable Area		**5,272,000**	
AIPL Projects			
1	Udaipur	385,000	100%
2	Nagpur	1,230,000	100%
3	Jaipur	567,000	100%
4	Jalandhar	820,000	100%
5	Gwalior	928,000	100%
6	Varanasi	621,000	100%
7	Amritsar	653,000	100%
8	Khanna	653,000	100%
Total AIPL Projects Leasable Area		5,857,000	
Total Prestige & AIPL Projects Leasable Area		**11,129,000**	

CapitaLand's Retail Footprint in India Through Joint Ventures with Prestige & AIPL


Presence in 14 Cities Pan-India
Amritsar Popl. 1.5 m
Jalandhar Popl. 2.0 m
Khanna Popl. 1.5 m*
Jaipur Popl. 3.3 m
Udaipur Popl. 0.6 m
Nagpur Popl. 2.4 m
Mangalore Popl. 0.4 m
Mysore Popl. 0.8 m
Cochin Popl. 0.6 m
Gwalior Popl. 0.7 m
Varanasi Popl. 3.1 m
Hyderabad Popl. 6.1 m
Chennai Popl. 7.5 m
Forum Value Mall, Bangalore Popl. 5.3 m
Graphite India, Bangalore Popl. 5.3 m
Legend
Cities
Regions
Country outline
Region names
AIPL Projects
Prestige Projects

* Including the population of nearby Ludhiana

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CapitaLand

Joint Venture between CapitaLand & Prestige

CapitaLand

Prestige GROUP

Add Prestige to your life

Summary of Joint Venture with The Prestige Group

CapitaLand Retail India Investments Pte Ltd[1] ("CRII")

and

The Prestige Group ("Prestige") to jointly:

1. **Invest, develop and manage retail / predominantly retail assets in India**

2. **Set up retail mall management company to manage these retail / predominantly retail assets**

CRII and Prestige will hold equal stakes in both areas of joint venture

[1] Indirect wholly-owned subsidiary of CapitaLand Limited ("CapitaLand")

CapitaLand

Prestige

Profile of The Prestige Group

- Leading real estate developer with over 20 years track record
- Completed over 130 property developments in South India
- Experience in townships, premium residential, commercial office, tech parks, campus, mixed developments, retail malls, hotels and resorts
- Diversified land bank of more than 79 million square feet







Prestige GROUP
Add Prestige to your life

CapitaLand

Overview of Prestige Group


100%
PEPPL
Development
Malls

Development of residential, commercial and mixed-use properties for sale or rental income

Hotel, Spa and Resort development and maintenance

Retail development and management


Property management
Interiors

Property management services for Prestige's properties

Chain of 12 stores for men's fashion

Interior designing division

- **Completed more than 15 million sq feet of residential and commercial space**
- **30 million sq feet still under construction**

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The Forum – Prestige's Showcase Mall in Bangalore







- One of the most successful malls in India developed and managed by Prestige Group since 2003
- Three floors of retail units with mix of local and international tenants
- 11-screen cinema multiplex with 2,100 seats, Family Entertainment Centre and multi-storey carpark with 1,000 capacity
- Total of 350,000 sq ft of retail space at 100% occupancy

Partnership Scheme

- Strong alignment of interest in both areas of joint venture between CapitaLand and Prestige Group
- Synergy in capabilities, experience and resources


CapitaLand
Prestige GROUP
Add Prestige to your life
Project Company
Building design, development and construction management
Retail Mall
CapitaLand
Prestige GROUP
Add Prestige to your life
Retail Management Co.
Retail marketing, leasing, and Mall Management Services

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Key Terms of Partnership with Prestige Group

- CapitaLand and Prestige to jointly invest, develop and manage a pipeline of retail or predominantly-retail development projects in India
- Both partners to hold equal stakes in all joint venture projects
- Exit via vehicles, such as listed/non-listed REIT, sponsored by CapitaLand

Key Roles of Prestige Group

i. Local partner for all aspects of planning and execution
ii. Sourcing of new projects and land acquisitions
iii. Project management during construction

Key Roles of CapitaLand

i. Asset planning, retail marketing and leasing strategy
ii. Devise optimal financial strategy and exit plan for projects
iii. Provide inputs in building design, specification of materials, quality control standards, retail management

CapitaLand

Prestige

Joint Venture Projects with Prestige

Initial Portfolio of 7 Retail Development Projects in South India

S/N	City / Location	Leaseable Area (sq ft)	JV Ownership
1	Hyderabad	852,000	49%
2	Cochin	1,100,000	50%
3	Mangalore	494,000	68%
4	Chennai	941,000	50%
5	Forum Value Mall, Bangalore	473,000	70%
6	Graphite India, Bangalore	1,052,000	100%
7	Mysore	360,000	100%
	Total Leasable Area	**5,272,000**	

- Initial portfolio of 7 projects to be completed between early 2009 and 2011.
- Total Leaseable Area of 5.27 million sq ft with more than 4 million sq ft of retail space
- Total Value of Portfolio (based on 100% ownership) = Rs29 Billion (S$1.12 Billion)

Future Pipeline of Retail Projects

- CapitaLand has a Right of First Refusal to all future retail developments by Prestige

Initial Batch of 7 Prestige Projects Located in South India

Immediate Presence in 6 cities in South India



Mangalore
Popl: 0.4 m
Mysore
Popl. 0.8 m
Hyderabad
Popl: 6.1 m
Chennai
Popl: 7.5 m
Forum Value Mall, Bangalore
Popl: 5.3 m
Graphite India, Bangalore
Popl: 5.3 m
Cochin
Popl: 0.6 m
Jammu, Kashmir and Northern Areas
Himachal Pradesh
Rajasthan
Uttar Pradesh
Gujarat
Madhya Pradesh
Bihar
Jharkhand
West Bengal
Arunachal Pradesh
Assam
Nagaland
Orissa
Maharashtra
Andhra Pradesh
Karnataka
Kerala
Andaman and Nicobar Islands
Port Blair
Lakshadweep

Legend
- Cities
- Regions
- Country outline
- Region names
- Prestige Projects

CapitaLand

Benefits of Partnership with Prestige

1. Prestige's portfolio provides an immediate operating platform for CapitaLand in the fast growing cities of South India

2. Prestige has strong local knowledge and experience in retail mall development and management through the highly acclaimed "The Forum, Bangalore"

3. CapitaLand will contribute through its expertise from its successful Integrated Retail and Fund Management Platform

4. Joint Venture will establish a strong presence and grow rapidly into a major retail property player in India

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CapitaLand

Joint Venture between CapitaLand and Advance India Projects Limited

CapitaLand

aipl

Summary of Joint Venture with AIPL

CapitaLand Retail India Investments Pte Ltd[1] ("CRII")

and

Advance India Projects Limited ("AIPL") to jointly:

1. **Invest, develop and manage retail / predominantly retail assets in India**
2. **Set up retail mall management company to manage these retail / predominantly retail assets**

CapitaLand will hold majority shareholding in both areas of joint venture

[1] Indirect wholly-owned subsidiary of CapitaLand Limited ("CapitaLand")

Profile of AIPL

- Established in 1991 with 16 years of proven track record of developing and managing 2.3 million square feet Grade A office space in the National Capital Region of India
- Construction experience of 35 projects, housing 55 Global and Indian Corporations
- Tier-1 clients include Rolls-Royce, Ricoh, Wrigley, Bentley, FL Smidth, Satyam, Voith Siemens and many more
- Supported by experienced in-house project management team


Ogilvy Centre

RICOH FMG STAR Rolls-Royce DHL Leo Burnett CapitaLand

Partnership Scheme

- Strong alignment of interest in both areas of joint venture between CRII and AIPL
- Synergy in capabilities, experience and resources


CapitaLand
Project Company
Building design, development and construction management
CapitaLand
Retail Mall
Retail Management Co.
Retail marketing, leasing, and Mall Management Services

Key Terms of Partnership with AIPL

- CapitaLand and AIPL to jointly invest, develop and manage a pipeline of retail or predominantly-retail development projects in India
- CapitaLand to hold majority equity stake in all the projects
- Exit via vehicles, such as listed/non-listed REIT, sponsored by CapitaLand

Key Roles of AIPL

i. Land sourcing and all aspects of property acquisitions
ii. Project management during construction
iii. Marketing implementation

Key Roles of CapitaLand

i. Drive the asset planning, marketing and leasing strategy, and marketing implementation of the projects
ii. Devise optimal financial strategy and exit plan for the projects
iii. Quality control to ensure construction is in compliance with building specifications

Investment Pipeline with AIPL

Initial Portfolio of 8 Retail Development Projects in North India

S/N	City	Leaseable Area (sq ft)	JV Ownership
1	Udaipur	385,000	100%
2	Nagpur	1,230,000	100%
3	Jaipur	567,000	100%
4	Jalandhar	820,000	100%
5	Gwalior	928,000	100%
6	Varanasi	621,000	100%
7	Amritsar	653,000	100%
8	Khanna	653,000	100%
	Total	**5,857,000**	

- Initial batch of 8 projects to be completed between early 2009 and mid-2010
- Leasable Area of 5.86 million sq ft with approx. 4.1 million sq ft of retail space
- Total Value of Portfolio (based on 100% ownership) = Rs 26.5 Billion (S$1.0 Billion)

Future Pipeline of Retail Projects

- CapitaLand has a Right of First Refusal for any future retail/predominantly retail developments initiated by AIPL

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Initial Batch of 8 AIPL Projects Located in North India

Immediate Presence in 8 cities in North India



Amritsar
Popl 1.5 m
Jalandhar
Popl 2.0 m
Khanna
Popl 1.5 m*
Jaipur
Popl. 3.3 m
Udaipur
Popl: 0.6 m
Nagpur
Popl: 2.4 m
Gwalior
Popl: 0.7 m
Varanasi
Popl: 3.1 m
Jammu, Kashmir and Northern Areas
Srinagar
Jammu
Amritsar
Himachal Pradesh
Jalandhar
Shimla
Ludhiana
Chandigarh
Bathinda
Patiala
Hardwar
Dehra Dun
Haryana
Panipat
Meerut
Delhi
Bikaner
Faridabad
Rajasthan
Jaipur
Agra
Uttar Pradesh
Lucknow
Jodhpur
Ajmer
Gwalior
Kanpur
Allahabad
Patna
Bihar
Kota
Varanasi
Gaya
Gujarat
Ahmadabad
Madhya Pradesh
Jharkhand
Dhanbad
Bhopal
Jabalpur
Ranchi
Indore
Jamnagar
Rajkot
Vadodara
Bhavnagar
Bilaspur
Jamshedpur
Chattisgarh
Surat
Amravati
Nagpur
Bhilai
Raipur
Daman & Diu
Daman
Dadra &
Silvassa
Nashik
Bhiwandi
Maharashtra
Mumbai
Pune
Orissa
Cuttack
Bhubaneswar
Solapur
Warangal
Visakhpatnam
Hyderabad
Guntur
Vijayawada
Panaji
Belgaum
Hubli-Dharwar
Andhra Pradesh
Goa
Karnataka
Bangalore
Chennai
Mangalore
Mysore
Pondicherry
Salem
Tiruppur
Kozhikode
Coimbatore
Tiruchirappalli
Lakshadweep
Kochi
Madurai
Kerala
Tamilnadu
Thiruvananthapuram
Sikkim
Gangtok
Arunachal Pradesh
Itanagar
Assam
Nagaland
Guwahati
Meghalaya
Kohima
Shillong
Manipur
West Bengal
Tripura
Asansol
Aizawl
Durgapur
Mizoram
Agartala
Kolkata
Andaman and Nicobar Islands
Port Blair

Legend

- Cities
- Regions
- Country outline
- Region names
- AIPL Projects

* Including the population of nearby Ludhiana

CapitaLand

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A Typical AIPL Project - Udaipur Mall

- Located in India's top tourist destination, Udaipur in Rajasthan
- Leasable Area of approx. 385,000 sq ft
- Total development cost of approx. S$116 million
- Target completion in 1st Quarter 2009
- Currently, 51% of the space has been leased to prominent brands including Mc Donald, Arrow, Levi's, Benetton, PVR (cinema operator), Reebok, Westside (shopping centre operator), Spencer (supermarket operator)



Typical Floor Plate

Benefits of Partnership with AIPL

1. Allows CapitaLand to rapidly upscale its retail real estate business in India by leveraging on:
   - Strong track record and experience in the development, investment and management of retail real assets in Asia
   - In-depth local knowledge, land sourcing and project management capabilities of AIPL
2. Access to Tier 2 and Tier 3 Cities with strong growth potential and high demand for quality retail malls catering to basic necessities shopping
3. Strong land sourcing capability with Right of First Refusal ensure continuous supply of projects for expansion of business scale
4. Opportunity to set up listed fund or other investment vehicles to meet investors' interest in India

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THE END

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jan-2008 07:27:46
Announcement No.	00007

>> Announcement Details

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Announcement Title *	Ascott Residence Trust - "(1) Unaudited results for the year ended 31 December 2007; (2) ART's FY2007 unitholders' distribution increases 83%; (3) Notice of books closure and distribution payment date; and (4) Asset valuation"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), the manager of Ascott Residence Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by ARTML on the SGX website www.sgx.com.sg.
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82 - 4507

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE YEAR
ENDED 31 DECEMBER 2007
TABLE OF CONTENTS

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

82 - 4507

ASCOTT RESIDENCE TRUST
2007 FOURTH QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), ART was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprised 12 properties ("Initial Properties") which are located in five countries (Singapore, Indonesia, the Philippines, China and Vietnam).

In October 2006, ART completed the acquisition of a 90% interest in Somerset Olympic Tower, Tianjin and a 40% beneficiary interest in Somerset Roppongi, Tokyo. The acquisition of the remaining 10% interest in Somerset Olympic Tower, Tianjin and 26.8% interest in Somerset Chancellor Court, Ho Chi Minh City were completed in January 2007. In March 2007, ART completed the acquisition of a 100% interest in Ascott Makati, Manila and the additional 40.2% interest in Somerset Chancellor Court (bringing the total interest in the property to 67%). In April 2007, ART completed the acquisition of a 100% interest in Somerset Azabu East, Japan and the remaining 60% interest in Somerset Roppongi, Tokyo. The acquisition of a 100% interest in Somerset Gordon Heights, Melbourne was completed in May 2007. In December 2007, ART completed the acquisition of a 100% interest in 18 rental housing properties in Japan. Reconfiguration of Ascott Beijing and Somerset Olympic Tower have been completed in 3Q 2007, resulting in an increase of 48 apartment units. With these acquisitions and reconfiguration, ART's portfolio has expanded to 36 properties with 3,461 apartment units in 10 cities across seven countries.

As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ended 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. For FY 2008, ART will continue to distribute 100% of its taxable income and Net Overseas Income. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

As ART's acquisition of its Initial Properties was only completed on 1 March 2006, the comparative prior period financial results for YTD December 2006 is only for income derived for the period of 1 March 2006 to 31 December 2006 from the initial 12 properties. The financial results for 4Q 2007 is from income derived from 18 properties with 2,952 apartment units across seven countries.

1(a)(i) CONSOLIDATED STATEMENT OF TOTAL RETURN

	Note	GROUP 4Q 2007 S$'000	GROUP 4Q 2006 S$'000	Better/ (Worse) % +/-	GROUP YTD Dec 2007 S$'000	GROUP 19/1/06 to 31/12/06[1] S$'000	Better/ (Worse) % +/-
Revenue	A.1	42,891	29,127	47	154,837	89,811	72
Direct expenses	A.2	(23,740)	(15,843)	-50	(85,139)	(47,181)	-80
Gross Profit	A.1	19,151	13,284	44	69,698	42,630	63
Finance income		143	170	-16	776	422	84
Other operating income		511	286	79	927	1,042	-11
Finance costs	A.3	(3,556)	(3,450)	-3	(15,289)	(10,610)	-44
Manager's management fees		(1,603)	(1,178)	-36	(5,944)	(3,714)	-60
Trustee's fee		(44)	(33)	-33	(168)	(127)	-32
Professional fees	A.4	(269)	(52)	-417	(928)	(333)	-179
Audit fees		(230)	(81)	-184	(619)	(294)	-111
Foreign exchange gain - realised		214	17	n.m.	333	21	n.m.
Other operating expenses		(63)	(37)	-70	(261)	(319)	18
Share of profit of associates (net of tax)		36	152	-76	150	152	-1
Net income before changes in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange loss		**14,290**	**9,078**	**57**	**48,675**	**28,870**	**69**
Net change in fair value of financial derivative	A.5	(1,745)	(1,764)	1	(7,588)	(5,408)	-40
Renovation cost written off	A.6	(3,323)	-	n.m.	(3,323)	-	n.m.
Change in value of serviced residence properties	A.7	147,412	17,552	740	147,412	17,552	740
Foreign exchange gain / (loss) - unrealised	A.8	(1,921)	(51)	n.m.	3,463	(1,539)	325
Total return for the period before tax		**154,713**	**24,815**	**523**	**188,639**	**39,475**	**378**
Income tax expense	A.9	(15,491)	(2,264)	-584	(22,005)	(6,114)	-260
Total return for the period after tax		**139,222**	**22,551**	**517**	**166,634**	**33,361**	**399**
Minority interests		(2,500)	(3,945)	37	(6,097)	(6,281)	3
Total return for the period attributable to unitholders before distribution		**136,722**	**18,606**	**635**	**160,537**	**27,080**	**493**
Distribution to Unitholders from operations							
- Period from 19/1/06 to 30/3/06		-	-		-	(156)	
- Period from 31/3/06 to 30/6/06		-	-		-	(773)	
- Period from 1/7/06 to 31/12/06		-	-		(8,950)	-	
- Period from 1/1/07 to 25/3/07		-	-		(2,203)	-	
- Period from 26/3/07 to 30/6/07		-	-		(1,775)	-	
Total return for the period attributable to Unitholders after distribution		**136,722**	**18,606**	**635**	**147,609**	**26,151**	**464**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	GROUP 4Q 2007 S$'000	GROUP 4Q 2006 S$'000	Better/ (Worse) % +/-	GROUP YTD Dec 2007 S$'000	GROUP 19/1/06 to 31/12/06[1] S$'000	Better/ (Worse) % +/-
Total return for the period attributable to unitholders before distribution		136,722	18,606	635	160,537	27,080	493
Net effect of non-tax deductible / chargeable items and other adjustments	A.10	(123,876)	(10,258)	n.m.	(115,468)	(2,503)	n.m.
Total amount distributable to Unitholders for the period		**12,846**	**8,348**	**54**	**45,069**	**24,577**	**83**
Comprises :							
- from operations		12,846	6,010		29,289	9,879	
- from unitholders' contributions		-	2,338		15,780	14,698	
		12,846	**8,348**	**54**	**45,069**	**24,577**	**83**

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the Initial Properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue

Revenue for 4Q 2007 of S$42.9 million was 47% higher than 4Q 2006. Similarly, revenue for YTD Dec 2007 of S$154.8 million increased by 72% as compared to YTD Dec 2006. The increase in revenue was due to strong operating performance from the Group's serviced residences in Singapore, Philippines and Vietnam as well as the additional properties acquired subsequent to 4Q 2006. Overall revenue per available unit ("REVPAU") increased by 12% for 4Q 2007 and 9% for YTD Dec 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore and Philippines achieved the strongest REVPAU growth for 4Q 2007 and YTD Dec 2007 as compared to the corresponding period. On a same store basis, revenue for 4Q 2007 and YTD Dec 2007 increased by 8% and 34% respectively as compared to the corresponding period last year.

Gross profit

The improved performances from the Group's serviced residences, in particular Singapore, Philippines and Vietnam, and the inclusion of the results of the additional properties acquired resulted in the increase of the gross profit by 44%, from S$13.3 million for 4Q 2006 to S$19.2 million for 4Q 2007. On a same store basis, gross profit for 4Q 2007 increased by S$2.3 million or 17% as compared to 4Q 2006.

Gross profit for YTD Dec 2007 of S$69.7 million increased 63% over YTD Dec 2006 mainly due to the improved performances of the Group's serviced residences and additional properties acquired subsequent to YTD Dec 2006. On a same store basis, gross profit for YTD Dec 2007 increased by S$15.4 million or 36% as compared to YTD Dec 2006.

A.2 Direct expenses include the following items:

	GROUP		Better/ (Worse)	GROUP		Better/ (Worse)
	4Q 2007 S$'000	**4Q 2006 S$'000**	% +/-	**YTD Dec 2007 S$'000**	**19/1/06 to 31/12/06 S$'000**	% +/-
Depreciation and amortisation	(2,808)	(1,061)	-165	(9,071)	(2,989)	-203
Staff costs	(4,077)	(3,719)	-10	(15,096)	(10,902)	-38

A.3 Finance costs

The higher finance costs in 4Q 2007 and YTD Dec 2007 was mainly due to additional bank loans taken up or assumed upon acquisition of new properties.

A.4 Professional Fees

Professional fees for 4Q 2007 and YTD Dec 2007 increased by S$0.2 million and S$0.6 million respectively as compared to the corresponding period last year. This was mainly due to the inclusion of the professional fees from the additional properties which were acquired subsequent to 4Q 2006 and increase in the valuation fees incurred for the revaluation of the Group's serviced residence properties.

A.5 Net change in fair value of financial derivative

The YTD Dec 2007 loss of $7.6 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized foreign exchange gain of S$6.3 million taken to the Statement of Total Return (refer to Para A.8). Hence, the net impact on the Group's net asset value was a decrease of S$1.3 million.

A.6 Renovation cost written off

This was due to the reconfiguration and refurbishment of Ascott Beijing and Somerset Olympic Tower.

A.7 Change in value of serviced residence properties

This relates to the surplus on revaluation of serviced residence properties, mainly from the properties in Singapore, China, Philippines and Vietnam.

A.8 Foreign exchange gain / (loss) - unrealized

The foreign exchange loss recognised in 4Q 2007 was mainly due to the unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$, partly offset by (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, and (2) unrealized revaluation gain on US$ shareholder's loan in Philippines subsidiary's books, as a result of the depreciation of US$ against Peso.

The foreign exchange gain for YTD Dec 2007 was mainly due to (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, and (2) unrealized revaluation gain on US$ shareholder's loan in Philippines subsidiary's books, as a result of the depreciation of US$ against Peso, partly offset by unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$.

A.9 Income tax expense

Taxation for 4Q 2007 and YTD Dec 2007 was higher by S$13.2 million and S$15.9 million respectively as compared to the corresponding period last year. This was mainly due to deferred tax provided on the change in value of serviced residence properties and unrealized exchange gain on US$ shareholder's loans, current tax on higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para A.8), which is taxable in China.

A.10 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	GROUP		Better/ (Worse) % +/-	GROUP		Better/ (Worse) % +/-
	4Q 2007 S$'000	4Q 2006 S$'000		YTD Dec 2007 S$'000	19/1/06 to 31/12/06 S$'000	
Trustee's fees*	9	14	36	45	54	17
Depreciation (net of MI)	2,665	971	-174	8,541	2,699	-216
Net change in fair value of financial derivative (Note A.5)	1,745	1,764	1	7,588	5,408	-40
Renovation cost written off	3,323	-	n.m.	3,323	-	n.m.
Change in value of serviced residence properties (net of tax and MI) (Note A.7)	(136,949)	(14,066)	874	(136,949)	(14,066)	874
Unrealised exchange loss / (gain) (net of tax) (Note A.8)	4,051	51	n.m.	(1,333)	1,539	187
Deferred tax – unutilized loss	691	-	n.m.	691	-	n.m.
Partial manager's management fee payable in units	802	589	-36	2,972	1,857	-60

* This relates to the Singapore properties only and is not tax deductible.

1(b)(i) BALANCE SHEET

	Note	GROUP 31/12/07 S$'000	GROUP 31/12/06 S$'000	REIT 31/12/07 S$'000	REIT 31/12//06 S$'000
Non-Current Assets					
Plant and equipment		21,271	13,069	3,427	3,640
Serviced residence properties	1(b)(ii)	1,559,202	982,567	399,973	288,278
Interest in subsidiaries	1(b)(iii)	-	-	106,121	90,326
Interest in associate	1(b)(iv)	3,591	9,558	4,057	-
Deferred tax assets		2,436	4,284	-	-
		1,586,500	**1,009,478**	**513,578**	**382,244**
Current Assets					
Inventories		438	231	-	-
Trade receivables	1(b)(v)	10,545	4,135	1,411	840
Other receivables and deposits	1(b)(vi)	27,097	27,547	610,154	400,185
Cash and bank balances	1(b)(vii)	64,515	36,267	12,636	12,714
		102,595	**68,180**	**624,201**	**413,739**
Total Assets		**1,689,095**	**1,077,658**	**1,137,779**	**795,983**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(viii)	(364,342)	(286,140)	(121,446)	(116,991)
Financial derivatives	1(b)(ix)	(13,966)	(5,408)	(12,996)	(5,408)
Deferred tax liabilities		(13,932)	(3,474)	-	-
Minority interests		(65,672)	(53,175)	-	-
Net assets attributable to unitholders	1(d)(i)	(972,941)	(661,812)	(916,040)	(642,674)
		(1,430,853)	**(1,010,009)**	**(1,050,482)**	**(765,073)**
Current Liabilities					
Trade payables		(3,606)	(3,159)	(75)	(63)
Other payables	1(b)(x)	(74,659)	(55,680)	(28,365)	(30,582)
Interest bearing liabilities	1(b)(viii)	(177,375)	(7,342)	(58,380)	-
Provision for taxation		(2,602)	(1,468)	(477)	(265)
		(258,242)	**(67,649)**	**(87,297)**	**(30,910)**
Total Liabilities		**(1,689,095)**	**(1,077,658)**	**(1,137,779)**	**(795,983)**

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 31 December 2007 was mainly due to an increase in the valuation of the properties and the acquisition of 23 properties subsequent to 4Q 2006. The increase was partially offset by decreases in serviced residence properties arising from translating the Group's overseas serviced residence properties, held by subsidiaries with non-Singapore dollar functional currencies, to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Interest in subsidiaries

The increase in the REIT's interest in subsidiaries is due to the acquisition of 23 properties in 2007.

1(b)(iv) Interest in associate

Interest in associate as at 31 December 2007 was lower than that as at 31 December 2006. This was mainly due to the increase in the beneficiary interest in Somerset Roppongi, Tokyo from 40% to 100% in April 2007, which therefore was re-classified as interest in subsidiaries as at 31 December 2007.

1(b)(v) Trade receivables

The increase in the Group's trade receivables as at 31 December 2007 was mainly due to the consolidation of trade receivables on the acquisition of 23 properties in 2007.

1(b)(vi) Other receivables and deposits

The increase in the Group's other receivables and deposits as at 31 December 2007 was mainly due to the consolidation of other receivables and deposits on the acquisition of 23 properties in 2007.

The REIT's other receivables and deposits relate mainly to shareholder's loans to its subsidiaries.

1(b)(vii) Cash and bank balances

The increase in the Group's cash and bank balances as at 31 December 2007 was mainly due to the consolidation of cash and bank balances as a result of the acquisition of 23 properties in 2007.

1(b)(viii) Interest bearing liabilities

		GROUP		REIT	
		31/12/07 S$'000	31/12/06 S$'000	31/12/07 S$'000	31/12/06 S$'000
Secured borrowings					
- Amount repayable in one year or less or on demand		177,375	7,342	-	-
- Amount repayable after one year		366,693	286,690	180,244	117,541
Less: Fees and expenses incurred for debt raising exercise amortised over the tenure of secured loans		(2,351)	(550)	(418)	(550)
		364,342	286,140	179,826	116,991
Total	(1)	541,717	293,482	179,826	116,991

(1) The increase in the Group's borrowings as at 31 December 2007 was mainly due to the assumption of bank loans of approximately S$51.3 million on the acquisition of Somerset Chancellor Court and Somerset Roppongi, and additional bank loans of approximately S$216.8 million drawn down for the acquisition of Somerset Azabu East and 18 rental housing properties in Japan, partially offset by repayment of bank loans of approximately S$8.3 million and lower balances arising from translating the Group's borrowings denominated in foreign currencies to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

In February 2007, Moody's Investors Service assigned a Baa2 corporate family investment grade rating to ART. As at 31 December 2007, ART's gearing was 33.1%, well within the 60% limit allowed under the Monetary Authority of Singapore's Property Fund Guidelines.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Reit

1(b)(ix) Financial derivative

The S$14.0 million relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level, and the fair value of interest rate swaps, entered into by two subsidiaries to hedge floating rate loans.

1(b)(x) Other payables

The increase in the Group's other payables was mainly due to consolidation of liabilities as a result of the acquisition of 23 properties in 2007.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP			
		4Q 2007 S$'000	**4Q 2006 S$'000**	**YTD Dec 2007 S$'000**	**19/1/06 to 31/12/06[1] S$'000**
Operating Activities					
Total return for the period before tax		154,713	24,815	188,639	39,475
Adjustments for:					
Depreciation and amortization	A.2	2,808	1,061	9,071	2,989
Loss / (Gain) on disposal of plant and equipment		25	(5)	133	(5)
Finance costs		3,556	3,450	15,289	10,610
Finance income		(143)	(170)	(776)	(422)
Foreign exchange loss – unrealized		-	51	-	1,539
Net change in fair value of financial derivative		1,745	1,764	7,588	5,408
Renovation cost written off		3,323	-	3,323	-
Gain from change in value of serviced residence properties		(147,412)	(17,552)	(147,412)	(17,552)
Share of profit of associate		(36)	(152)	(150)	(152)
Operating profit before working capital changes		**18,579**	**13,262**	**75,705**	**41,890**
Changes in working capital	2	6,187	3,457	3,375	(26,241)
Cash generated from operations		**24,766**	**16,719**	**79,080**	**15,649**
Income tax paid		(1,747)	(1,539)	(9,727)	(5,470)
Cash flows from operating activities		**23,019**	**15,180**	**69,353**	**10,179**
Investing Activities					
Acquisition of plant and equipment		(1,266)	(6,987)	(7,256)	(9,949)
Acquisition of serviced residence properties		(168,721)	-	(257,725)	(63,152)
Acquisition of subsidiaries, net of cash acquired		-	(37,188)	(123,078)	(13,306)
Acquisition of associate		-	(9,071)	(4,375)	(9,071)
Capital expenditure on serviced residence properties		(3,002)	(1,321)	(10,116)	(1,644)
Interest received		143	220	776	2,822
Proceeds from sale of plant and equipment		(22)	23	1,111	23
Cash flows from investing activities		**(172,868)**	**(54,324)**	**(400,663)**	**(94,277)**
Financing Activities					
Distribution to unitholders		-	-	(35,088)	(9,680)
Dividend paid to minority shareholders		(969)	(1,395)	(3,235)	(1,395)
Interest paid		(2,344)	(1,940)	(14,466)	(9,622)
Payment of issue expenses		(434)	(21)	(4,157)	(6,082)
Proceeds from bank borrowings		168,674	-	222,696	119,235
Proceeds from issue of new units		795	-	202,790	49,127
Repayment of bank borrowings		(1,666)	(2,017)	(8,320)	(21,218)
Cash flows from financing activities		**164,056**	**(5,373)**	**360,220**	**120,365**
(Decrease) / Increase in cash & cash equivalents		**14,207**	**(44,517)**	**28,910**	**36,267**
Cash and cash equivalents at beginning of the period		**50,768**	**80,784**	**36,267**	-
Effect of exchange rate changes on balances held in foreign currencies		(460)	-	(662)	-
Cash and cash equivalents at end of the period		**64,515**	**36,267**	**64,515**	**36,267**

Footnotes

(1) *Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the cash flow for the 10-month period from 1 March 2006 to 31 December 2006 as there was no income from 19 January 2006 to 28 February 2006.*

(2) *The negative changes in working capital were mainly due to repayment of amounts owing to related companies / parties payment of acquisition costs and partial manager's management fees.*

1(d)(i) **NET ASSETS ATTRIBUTABLE TO UNITHOLDERS**

	Note	GROUP 4Q 2007 S$'000	GROUP 4Q 2006 S$'000	GROUP YTD Dec 2007 S$'000	GROUP 19/1/06 to 31/12/06 S$'000
Unitholders' Contribution					
Balance as at beginning of period		809,709	633,618	633,597	-
Issue of new units		795	-	202,790	648,430
Issue expenses		(434)	(21)	(4,157)	(6,082)
Distribution to Unitholders		-	-	(22,160)	(8,751)
Balance as at end of period		**810,070**	**633,597**	**810,070**	**633,597**
Operations [1]					
Balance as at beginning of period		36,972	7,545	26,151	-
Change in net assets attributable to unitholders resulting from operations after distribution		136,722	18,606	147,609	26,151
Transfer to statutory reserve		(414)	-	(480)	-
Balance as at end of period		**173,280**	**26,151**	**173,280**	**26,151**
Foreign Currency Translation Reserve					
Balance as at beginning of period		(3,529)	(2,625)	2,064	-
Translation differences relating to financial statements of foreign subsidiaries		(6,390)	4,689	(11,983)	2,064
Balance as at end of period		**(9,919)**	**2,064**	**(9,919)**	**2,064**
Statutory Reserve					
Balance as at beginning of period		66	-	-	-
Transfer from Operations		414	-	480	-
Balance as at end of period		**480**	**-**	**480**	**-**
Hedging Reserve					
Balance as at beginning of period		(273)	-	-	-
Change in fair value of financial derivative		(697)	-	(970)	-
Balance as at end of period		**(970)**	**-**	**(970)**	**-**
Net Assets Attributable to Unitholders	**1(b)(i)**	**972,941**	**661,812**	**972,941**	**661,812**

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 10-month period from 1 March 2006 to 31 December 2006 as there was no income from 19 January 2006 to 28 February 2006.

1(d)(i) **NET ASSETS ATTRIBUTABLE TO UNITHOLDERS**

	Note	REIT 4Q 2007 S$'000	REIT 4Q 2006 S$'000	REIT YTD Dec 2007 S$'000	REIT 19/1/06 to 31/12/06 S$'000
Unitholders' Contribution					
Balance as at beginning of period		809,709	633,618	633,597	-
Issue of new units		795	-	202,790	648,430
Issue expenses		(434)	(21)	(4,157)	(6,082)
Distribution to Unitholders		-	-	(22,160)	(8,751)
Balance as at end of period		810,070	633,597	810,070	633,597
Operations [1]					
Balance as at beginning of period		775	(6,106)	9,077	-
Change in net assets attributable to unitholders resulting from operations after distribution		105,195	15,183	96,893	9,077
Balance as at end of period		105,970	9,077	105,970	9,077
Net Assets Attributable to Unitholders	1(b)(i)	916,040	642,674	916,040	642,674

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 10-month period from 1 March 2006 to 31 December 2006 as there was no income from 19 January 2006 to 28 February 2006.

1(d)(ii) **Details of any change in the units**

	REIT 4Q 2007 '000	REIT 4Q 2006 '000	REIT YTD Dec 2007 '000	REIT 19/1/06 to 31/12/06 '000
Balance as at beginning of period	605,661	498,639	498,639	-
Issue of new units :				
- settlement for the purchase of two Singapore properties	-	-	-	165,880
- settlement for the purchase of the property companies shares	-	-	-	288,120
- payment of partial manager's management fees	566	-	2,007	639
- payment of manager's acquisition fee	-	-	247	-
- placement on 25 September 2006	-	-		44,000
- equity fund raising on 26 March 2007	-	-	105,334	-
Balance as at end of period	606,227	498,639	606,227	498,639

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the period ended 31 December 2006.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units for the period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	**4Q 2007**	**4Q 2006**	**YTD Dec 2007**	**19/1/06 to 31/12/06**
Number of units on issue at end of period	606,226,741	498,638,579	606,226,741	498,638,579
Weighted average number of units for the period	605,851,543	498,638,579	580,817,648	468,316,884
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	22.57	3.73	27.64	5.78

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	**4Q 2007**	**4Q 2006**	**YTD Dec 2007**	**19/1/06 to 31/12/06**
Number of units on issue at end of period	606,226,741	498,638,579	606,226,741	498,638,579
DPU (cents) – Basic and diluted	2.12	1.65	7.70	5.24

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		**REIT**	
	31/12/07	**31/12/06**	**31/12/07**	**31/12/06**
NAV per unit ($)	1.60	1.33	1.51	1.29

8(i) GROUP PERFORMANCE REVIEW

8(i)(a) Revenue and Gross Profit Analysis – 4Q 2007 vs. 4Q 2006

	Ref	Revenue 4Q 2007 S$'M	Revenue 4Q 2006 S$'M	Better/ (Worse) S$M	Better/ (Worse) %	Ref	Gross Profit 4Q 2007 S$'M	Gross Profit 4Q 2006 S$'M	Better/ (Worse) S$'M	Better/ (Worse) %	REVPAU Analysis 4Q 2007 S$/day	REVPAU Analysis 4Q 2006 S$/day	Better/ (Worse) +/- %
Singapore		8.2	6.4	1.8	28		4.5	2.5	2.0	80	214	162	32
China		10.7	10.1	0.6	6		4.7	4.5	0.2	4	149	149	-
Indonesia		5.0	5.6	(0.6)	-11		1.8	2.3	(0.5)	-22	73	78	-6
Philippines		7.8	1.4	6.4	457		1.6	0.6	1.0	167	141	69	104
Vietnam		8.5	5.6	2.9	52		5.5	3.4	2.1	62	140	134	4
Australia		0.6	-	0.6	n.m.		0.2	-	0.2	n.m.	147	-	n.m.
Japan		2.1	-	2.1	n.m.		0.9	-	0.9	n.m.	146	-	n.m.
	A.1	42.9	29.1	13.8	47	A.1	19.2	13.3	5.9	44	138	123	12

Revenue grew 47% from S$29.1 million for 4Q 2006 to S$42.9 million for 4Q 2007. The increase in revenue was due to strong operating performance from the Group's serviced residences in Singapore, Philippines and Vietnam as well as additional properties acquired subsequent to 4Q 2006. Overall revenue per available unit ("REVPAU") increased by 12% from S$123 for 4Q 2006 to S$138 for 4Q 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore and Philippines achieved the strongest REVPAU growth for 4Q 2007 as compared to the corresponding period. On a same store basis, revenue for 4Q 2007 increased by S$2.4 million or 8% as compared to 4Q 2006.

In line with the increased revenue, gross profit for 4Q 2007 of S$19.2 million was higher by 44% as compared to 4Q 2006. This was mainly attributable to the improved performances from the Group's serviced residences, in particular Singapore, Philippines and Vietnam, and the inclusion of the results of the additional properties acquired subsequent to 4Q 2006. On a same store basis, gross profit for 4Q 2007 increased by S$2.3 million or 17% as compared to 4Q 2006.

In Singapore, the Group's serviced residences continued to deliver strong results. Revenue increased by S$1.8 million or 28% as compared to 4Q 2006. Overall REVPAU increased by 32% from S$162 for 4Q 2006 to S$214 in 4Q 2007. With the continuation of strong demand for accommodation and strong inward foreign direct investment into Singapore, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations for 4Q 2007 exceeded that of 4Q 2006 by 80%.

For China operations, revenue increased by 6% in 4Q 2007 as compared to 4Q 2006. This was mainly due to the completion of the reconfiguration programme in Ascott Beijing with an increase in the number of apartment units. Despite an increase in revenue of S$0.6 million, gross profit for 4Q 2007 was higher than 4Q 2006 by only S$0.2 million due to an increase in property tax for Ascott Beijing as a result of an increase in the assessed value.

In Indonesia, revenue and gross profit for 4Q 2007 declined by S$0.6 million and S$0.5 million respectively as compared to 4Q 2006. This was mainly attributed to a drop in REVPAU for 4Q 2007 from S$78 in 4Q 2006 to S$73 in 4Q 2007. Keen competition caused by an increased supply of serviced residences, a major road closure and massive construction activities around Ascott Jakarta contributed to the drop in average daily rate for 4Q 2007.

In Philippines, the Group's serviced residences continued to show strong results. Revenue, gross profit and REVPAU for 4Q 2007 increased by 457%, 167% and 104% respectively as compared to 4Q 2006. The strong growth was due to the inclusion of Ascott Makati in the portfolio and healthy increase in average daily rate for Somerset Millennium. On a same store basis, revenue, gross profit and REVPAU increased by 29%, 17% and 20% respectively.

In Vietnam, revenue increased by S$2.9 million or 52% as compared to 4Q 2006. This increase was due to the inclusion of Somerset Chancellor Court in the portfolio and higher average daily rates achieved while maintaining occupancy above 90%. The rate increases were driven by strong demand in Vietnam for quality serviced residences as a result of higher influx of foreign investments, and a limited supply of internationally managed serviced residences. In line with the increased revenue, gross profit was higher than 4Q 2006 by S$2.1 million or 62%. On a same store basis, revenue and gross profit increased by 5% and 15% respectively as compared to 4Q 2006.

For Australia, revenue and gross profit for 4Q 2007 is derived from Somerset Gordon Heights, Melbourne, which was acquired on 28 May 2007.

For Japan, revenue and gross profit for 4Q 2007 is derived from Somerset Roppongi, Tokyo and Somerset Azabu East, Tokyo which were acquired on 5 April 2007.

8(i)(b) Revenue and Gross Profit Analysis - YTD Dec 2007 vs. YTD Dec 2006

	Ref	Revenue YTD Dec 2007 S$'M	Revenue 19/1/06 to 31/12/06 S$'M	Revenue Better/(Worse) S$'M	Revenue Better/(Worse) %	Ref	Gross Profit YTD Dec 2007 S$'M	Gross Profit 19/1/06 to 31/12/06 S$'M	Gross Profit Better/(Worse) S$'M	Gross Profit Better/(Worse) %	REVPAU YTD Dec 2007 S$/day	REVPAU 19/1/06 to 31/12/06 S$/day	REVPAU Better/(Worse) +/- %
Singapore		30.6	20.4	10.2	50		16.6	9.5	7.1	75	201	159	26
China		40.4	27.7	12.7	46		17.0	12.2	4.8	39	145	149	-3
Indonesia		19.9	18.7	1.2	6		7.3	8.1	(0.8)	-10	72	81	-11
Philippines		25.6	4.7	20.9	445		6.1	1.7	4.4	259	130	69	88
Vietnam		30.7	18.3	12.4	68		19.1	11.1	8.0	72	135	129	5
Australia		1.2	-	1.2	n.m.		0.4	-	0.4	n.m.	116	-	n.m.
Japan		6.4	-	6.4	n.m.		3.2	-	3.2	n.m.	151	-	n.m.
	A.1	**154.8**	**89.8**	**65.0**	*72*	A.1	**69.7**	**42.6**	**27.1**	*64*	**132**	**121**	*9*

For YTD Dec 2007, including the additional properties which were acquired subsequent to December 2006, revenue, gross profit and REVPAU increased by 72%, 64% and 9% respectively as compared to the 10-month period ended 31 December 2006. Overall REVPAU improved by S$11 from S$121 in YTD Dec 2006 to S$132 in YTD Dec 2007, mainly driven by an increase in the average daily rates. On a same store basis, revenue, gross profit and REVPAU increased by 34%, 36% and 6% respectively as compared to YTD Dec 2006.

8(i)(c) Total Return

Total Return	4Q 2007 S$'000	4Q 2006 S$'000	Better/ (Worse) +/- %
Operating net profit	8,678	6,338	37
Net change in fair value of financial derivative	(1,745)	(1,764)	1
Renovation cost written off	(3,323)	-	n.m.
Change in value of serviced residence properties (net of tax and MI)	136,949	14,066	874
Foreign exchange gain / (loss) (net of tax)	(3,837)	(34)	n.m.
Total return attributable to unitholders	**136,722**	**18,606**	**635**

The Group achieved a 37% increase in operating net profit from S$6.3 million in 4Q 2006 to S$8.7 million in 4Q 2007 due to higher gross profit achieved as explained in Para 8(i)(a) above. Including foreign exchange differences and net change in fair value of financial derivative and serviced residence properties, the total return to unitholders in 4Q 2007 was S$136.7 million, a 635% increase over S$18.6 million recorded in 4Q 2006.

Total Return	YTD Dec 2007 S$'000	19/1/06 to 31/12/06 S$'000	Better/ (Worse) +/- %
Operating net profit	32,833	19,940	65
Net change in fair value of financial derivative	(7,588)	(5,408)	-40
Renovation cost written off	(3,323)	-	n.m.
Change in value of serviced residence properties (net of tax and MI)	136,949	14,066	874
Foreign exchange gain / (loss) (net of tax)	1,666	(1,518)	210
Total return attributable to unitholders	**160,537**	**27,080**	**493**

Similarly, the Group's operating performance in YTD Dec 2007 exceeded that of the period YTD Dec 2006. The operating net profit for YTD Dec 2007 was S$32.8 million vs. S$19.9 million in YTD Dec 2006, an improvement of S$12.9 million or 65%. Including foreign exchange differences and net change in fair value of financial derivative and serviced residence properties, the total return to unitholders in YTD Dec 2007 was S$160.5 million, a 493% increase over the S$27.1 million recorded in YTD Dec 2006.

9. REVIEW OF ACTUAL RESULTS AGAINST FORECAST AS DISCLOSED IN THE OFFER INFORMATION STATEMENT

9(i) Consolidated Statement of Total Return for the period of 1 October 2007 to 31 December 2007

		Actual S$'000	Forecast[(1)] S$'000	Better/ (Worse) % +/-
Revenue	(a)	42,891	38,977	10
Direct expenses		(23,740)	(20,976)	-13
Gross Profit	(a)	19,151	18,001	6
Finance income		143	-	n.m.
Other operating income		511	129	296
Finance costs	(b)	(3,556)	(4,300)	17
Manager's management fees		(1,603)	(1,531)	-5
Trustee's fee		(44)	(81)	46
Professional fees		(269)	(172)	-56
Audit fees		(230)	(127)	-81
Foreign exchange gain (realized)	(c)	214	-	n.m.
Other operating expenses		(63)	(245)	74
Share of profit of associate		36	-	n.m.
Net income before change in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange gain		**14,290**	**11,674**	**22**
Net change in fair value of financial derivative	(d)	(1,745)	-	n.m.
Renovation cost written off	(e)	(3,323)	-	n.m.
Change in value of serviced residence properties	(f)	147,412	-	n.m.
Foreign exchange loss (unrealized)	(g)	(1,921)	-	n.m.
Total return for the period before tax		**154,713**	**11,674**	**n.m.**
Income tax expense	(h)	(15,491)	(1,803)	-759
Total return for the period after tax		**139,222**	**9,871**	**n.m.**
Minority interests		(2,500)	(1,122)	-123
Total return for the period attributable to Unitholders before distribution	(i)	**136,722**	**8,749**	**n.m.**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[(1)] S$'000	Better/ (Worse) % +/-
Total return for the period attributable to Unitholders before distribution		136,722	8,749	n.m.
Net effect of non-tax deductible / chargeable items and other adjustments	(j)	(123,876)	2,260	n.m.
Total amount distributable to Unitholders for the period	(i)	**12,846**	**11,009**	**17**
Distribution per unit (in cents)				
- for the period		2.12	1.82	16

Footnote

(1) *The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 October 2007 to 31 December 2007 and is based on the assumptions set out in the Offer Information Statement.*

(a) **Revenue and Gross Profit Analysis – 4Q 2007 Actual vs Forecast**

	Revenue				Gross Profit				REVPAU Analysis		
	Actual	Forecast[1]	Better/ (Worse)		Actual	Forecast[1]	Better/ (Worse)		Actual	Forecast[1]	Better/ (Worse) +/-
	S$'M		S$'M	%	S$'M		S$'M	%	S$/day	S$/day	%
Singapore	8.2	6.3	1.9	*30*	4.5	3.3	1.2	*36*	214	164	*30*
China	10.7	10.8	(0.1)	*-1*	4.7	4.7	-	-	149	158	*-6*
Indonesia	5.0	5.3	(0.3)	*-6*	1.8	1.7	0.1	*6*	73	77	*-5*
Philippines	7.8	6.3	1.5	*24*	1.6	2.2	(0.6)	*-27*	141	113	*25*
Vietnam	8.5	7.4	1.1	*15*	5.5	4.5	1.0	*22*	140	116	*21*
Australia	0.6	0.5	0.1	*20*	0.2	0.2	-	-	147	116	*27*
Japan	2.1	2.4	(0.3)	*-13*	0.9	1.4	(0.5)	*-36*	146	173	*-16*
	42.9	**39.0**	**3.9**	***10***	**19.2**	**18.0**	**1.2**	***7***	**138**	**124**	***11***

Footnote

(1) *The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 October 2007 to 31 December 2007 and is based on the assumptions set out in the Offer Information Statement.*

Revenue is higher by S$3.9 million or 10% as compared to the forecast. The increase in revenue was due to a 11% growth in the overall REVPAU from S$124 assumed in the forecast to S$138 in 4Q 2007. In line with the increased revenue, gross profit increased by S$1.2 million or 7%.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 30% and 36% respectively. This was mainly due to an increase in the REVPAU from S$164 assumed in the forecast to S$214 in 4Q 2007, mainly driven by increase in the average daily rates. The improvement in the gross profit was due mainly to higher rates achieved.

In China, revenue of the Group's serviced residence declined by S$0.1 million or 1% as compared to the forecast. This was due to growing competition arising from the increase in supply of serviced residence in Shanghai and Beijing. Despite lower revenue, gross profit for 4Q 2007 was at the same level as the forecast due to improved cost management.

In Indonesia, revenue decreased by 6% as compared to the forecast due to a decrease in the REVPAU from S$77 assumed in the forecast to S$73 in 4Q 2007. Despite the drop in revenue, gross profit for 4Q 2007 was higher than the forecast by S$0.1 million or 6%, as a result of lower staff costs and depreciation expense.

In Philippines, revenue increased by S$1.5 million or 24% as compared to the forecast. This was driven by increases in both occupancy rates and average daily rates. Gross profit was lower than forecast by S$0.6 million mainly due to higher utilities and higher depreciation expense as a result of alignment of the depreciation rates to the Group's policy.

In Vietnam, revenue of the Group's serviced residence increased by S$1.1 million or 15% as compared to the forecast. The increase in revenue was due to the increase in REVPAU from S$116 assumed in the forecast to S$140 in 4Q 2007. In line with the increased revenue, gross profit increased by S$1.0 million or 22% as compared to the forecast, due mainly to higher rates achieved.

In Australia, revenue of the Group's serviced residence for 4Q 2007 is higher by S$0.1 million as compared to the forecast as a result of an increase in the REVPAU from S$116 assumed in the forecast to S$147 in 4Q 2007. Gross profit for 4Q 2007 was at the same level as the forecast.

In Japan, revenue and gross profit declined by S$0.3 million and S$0.5 million respectively as compared to the forecast. This was mainly attributed to slower corporate traffic than expected coupled with increased competition from several newly opened properties.

(b) Finance costs were S$0.7 million lower than the forecast. This was mainly due to lower borrowings as compared to the forecast.

(c) This relates to an adjustment to reclassify realized exchange loss in 3Q 2007 to unrealized exchange loss in 4Q 2007.

(d) This relates to unrealized changes in the fair value of the cross currency swap, entered into to convert a subsidiary's US$ bank loan to a S$ bank Loan. Refer to Para A.5 on Page 4.

(e) This was due to the reconfiguration and refurbishment of Ascott Beijing and Somerset Olympic Tower.

(f) This relates to the surplus on revaluation of serviced residence properties, mainly from the properties in Singapore, China, Philippines and Vietnam.

(g) The foreign exchange loss recognised in 4Q 2007 was mainly due to the unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollars ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of the US$ against S$, partly offset by (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, and (2) unrealized revaluation gain on US$ shareholder's loan in Philippines subsidiary's books, as a result of the depreciation of US$ against Peso.

(h) Income tax expense was higher by S$13.7 million as compared to the forecast. This was mainly due to deferred tax provided on the change in value of serviced residence properties and unrealized exchange gain on US$ shareholder's loan, current tax on higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para g), which is taxable in China.

(i) Total return attributable to unitholders was S$136.7 million, an increase of S$128.0 million over the forecast of S$8.7 million. Total unitholders' distribution for the period was S$1.8 million or 17% higher than the forecast as a result of better operating performance.

(j) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	Better/ (Worse) +/- %
Trustee's fees *	9	12	25
Depreciation (net of MI)	2,665	1,149	-132
Net change in fair value of financial derivative (Para d above)	1,745	-	n.m.
Renovation cost written off (Para e above)	3,323	-	n.m.
Change in value of serviced residence properties (net of tax and MI) (Para f above)	(136,949)	-	n.m.
Unrealized exchange loss (net of tax) (Para g above)	4,051	-	n.m.
Partial manager's management fee payable in units	802	541	-48

* This relates to Singapore properties only and is not tax deductible.

10. PROSPECTS

The global economy in 2008 may be affected by the lower growth expected in the United States, which may in turn have some impact on the Asian hospitality industry.

The Group's geographical diversity and extended stay business model allows it to continue to enjoy a high degree of income stability.

The Group will continue to actively manage its portfolio to optimise its potential for organic growth and continue to source for yield-accretive acquisitions.

The Group's operating performance in 2008 is expected to continue to grow.

11. DISTRIBUTIONS

11(a) **Current financial period**
Any distributions declared for the current financial period? Yes
Period of distribution : Distribution for 1 July 2007 to 31 December 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	1.29
Tax Exempt Income	1.21
Capital	1.60
Total	**4.10**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

For FY 2008, ART will continue to distribute 100% of its taxable income and Net Overseas Income.

11(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? Yes

AscottReit units

	1 July 2006 to 24 September 2006	25 September 2006 to 31 December 2006	Total
Distribution Type	**Distribution Rate (cents)**	**Distribution Rate (cents)**	**Distribution Rate (cents)**
Taxable Income	0.515	0.468	0.983
Tax Exempt Income	0.256	0.304	0.560
Capital	0.660	0.684	1.344
Singapore franked dividend (gross)	-	0.283	0.283
Total	**1.431**	**1.739**	**3.170**

AscottReit A units

	25 September 2006 to 31 December 2006
Distribution Type	**Distribution Rate (cents)**
Taxable Income	0.468
Tax Exempt Income	0.304
Capital	0.684
Singapore franked dividend (gross)	0.283
Total	**1.739**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

Singapore Franked Dividend Distribution

This refers to distributions made out of dividend derived from Singapore from which tax is deducted under section 44 of the Income Tax Act, Chapter 134 of Singapore. Unitholders are generally liable to Singapore income tax on such distribution and may claim a tax credit for the tax deducted at source on the dividends. The tax deducted at source refers to the corresponding amount of tax deducted from the dividend originally received by ART. No further withholding tax is applicable.

11(c) Book closure date : 1 February 2008

11(d) Date payable : 28 February 2008

12. INTERESTED PERSON TRANSACTIONS

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000)
	S$'000
The Ascott Group Limited & its subsidiaries	39,940

* The aggregate value is for the contract period.

13. SEGMENT REVENUE AND RESULTS

YTD Dec 2007	Singapore S$'000	China S$'000	Vietnam S$'000	Indonesia S$'000	Philippines S$'000	Japan S$'000	Australia S$'000	Total S$'000
Revenue	30,620	40,384	30,731	19,916	25,602	6,415	1,169	154,837
Direct expenses	(13,998)	(23,382)	(11,626)	(12,640)	(19,497)	(3,232)	(764)	(85,139)
Gross Profit	16,622	17,002	19,105	7,276	6,105	3,183	405	69,698
Share of after-tax profit of Associate								150
Finance income								776
Finance costs								(15,289)
Unallocated net expenses								(6,660)
Net Income before changes in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange gain								**48,675**
Change in fair value of financial derivative								(7,588)
Renovation cost written off								(3,323)
Change in value of serviced residence properties								147,412
Foreign exchange gain – Unrealized								3,463
Total return for the period before tax								**188,639**
Income tax expense								(22,005)
Total return for the period after tax								**166,634**
Minority interests								(6,097)
Total return for the period attributable to unitholders								**160,537**

YTD Actual (19/1/06 to 31/12/06)	Singapore S$'000	China S$'000	Vietnam S$'000	Indonesia S$'000	Philippines S$'000	Total S$'000
Revenue	20,349	27,737	18,272	18,722	4,731	89,811
Direct expenses	(10,851)	(15,504)	(7,165)	(10,600)	(3,061)	(47,181)
Gross Profit	9,498	12,233	11,107	8,122	1,670	42,630
Share of after-tax profit of Associate						152
Finance income						422
Finance costs						(10,610)
Unallocated net expenses						(3,724)
Net Income before changes in fair value of financial derivative and serviced residence properties, and unrealized foreign exchange loss						**28,870**
Change in fair value of financial derivative						(5,408)
Change in value of serviced residence properties						17,552
Foreign exchange loss – Unrealized						(1,539)
Total return for the period before tax						**39,475**
Income tax expense						(6,114)
Total return for the period after tax						**33,361**
Minority interests						(6,281)
Total return for the period attributable to unitholders						**27,080**

14. BREAKDOWN OF SALES

	YTD Dec 2007 S$'000	(19/1/06 to 31/12/06) [1] S$'000	Better/ (Worse) +/- %
(a) Revenue reported for first half year	69,599	34,872	100
(b) Total return after taxation before minority interests reported for first half year	17,420	7,549	131
(c) Revenue reported for second half year	85,238	54,939	55
(d) Total return after taxation before minority interests reported for second half year	149,157	25,812	478

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

15. BREAKDOWN OF TOTAL DISTRIBUTIONS

	YTD Dec 2007 S$'000	(19/1/06 to 31/12/06) S$'000
19 January 2006 to 30 March 2006 - paid	-	1,916
31 March 2006 to 30 June 2006 - paid	-	7,764
1 July 2006 to 31 December 2006 – paid	-	14,895
1 January 2007 to 25 March 2007 – paid	7,491	-
26 March 2007 to 30 June 2007 – paid	12,702	-
1 July 2007 to 31 December 2007 – to be paid	24,876	-

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore
23 January 2008

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE
TRUST MANAGEMENT
LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01, Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

FOR IMMEDIATE RELEASE

NEWS RELEASE

ART's FY2007 UNITHOLDERS' DISTRIBUTION INCREASES 83%

Distribution Per Unit Increases 47%

Singapore, 23 January 2008 – Ascott Residence Trust (ART) achieved a unitholders' distribution of S$45.1 million for the year ended 31 December 2007, an 83% increase over the last year and 12% higher than forecast. This was due to the acquisition of properties in Ho Chi Minh City, Manila, Melbourne and Tokyo in 2007, and strong overall operating performance.

Distribution per unit (DPU) for the year ended 31 December 2007 is 7.70 cents, a 47% increase over last year and 9% higher than forecast. For the period 1 October 2007 to 31 December 2007, DPU is 2.12 cents, an increase of 28% over 4Q 2006 and 16% higher than the forecast[1] of 1.82 cents.

Highlights of Results for the Period 1 January 2007 to 31 December 2007

Actual FY2007 vs Actual FY2006

	Actual FY2007	Actual FY2006[2]	Variance
Revenue (S$m)	154.8	89.8	+ 72%
Gross Profit (S$m)	69.7	42.6	+ 64%
Unitholders' Distribution (S$m)	45.1	24.6	+ 83%
DPU (cents)	7.70	5.24	+ 47%

Actual FY2007 vs Forecast FY2007

	Actual FY2007	Forecast FY2007[3]	Variance
Revenue (S$m)	154.8	144.5	+ 7%
Gross Profit (S$m)	69.7	66.6	+ 5%
Unitholders' Distribution (S$m)	45.1	40.4	+ 12%
DPU (cents)	7.70	7.05	+ 9%

[1] The forecast is extracted from the Offer Information Statement (OIS) dated 12 March 2007, pro-rated for 1 October 2007 to 31 December 2007, and is based on assumptions set out in the Offer Information Statement.

[2] ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

[3] The forecast is extracted from the Prospectus of ART dated 6 March 2006 and the OIS dated 12 March 2007, and is based on assumptions set out in the Prospectus and OIS respectively.

Mr Lim Jit Poh, Ascott Residence Trust Management Limited's (ARTML) Chairman, said: "With a presence that spans 10 Pan-Asian cities in seven countries, ART is the most geographically diversified REIT in Singapore, offering investors exposure to both stable and emerging economies. We will continue to pursue organic and acquisition growth to deliver growing and stable income to unitholders. We remain focused on achieving our target total asset portfolio value of S$2 billion by end-2008."

Mr Chong Kee Hiong, ARTML's CEO, said: "2007 was a good year. We completed the acquisition of 23 properties in four cities and achieved strong organic growth to deliver results which exceeded forecast. ART's operating performance in 2008 is expected to continue to grow."

Upon completion of the latest acquisition in Perth expected in 2Q 2008, ART's portfolio will expand to S$1.53 billion, comprising 37 properties with 3,550 units in 11 cities across seven countries.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisition in Perth, ART's portfolio will expand to S$1.53 billion, comprising 37 properties with 3,550 units in 11 cities across seven countries.

Launched in March 2006, ART is managed by Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the mainboard of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator, with over 20,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental

and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

82 - 4507

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of Ascott Residence Trust **("ART")** will be closed on **1 February 2008 at 5.00 p.m.** (the **"Books Closure Date")** to determine entitlements of holders of units in ART ("**Units**" and holder of Units, "**Unitholders**") to ART's distribution of 4.10 cents per unit for the period from 1 July 2007 to 31 December 2007 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the distribution to be paid on **28 February 2008**.

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise three components:

(a) distribution of taxable income (the "**taxable income component**");

(b) distribution out of tax-exempt income (the "**tax-exempt income component**"); and

(c) distribution out of capital (the "**capital component**").

The tax-exempt income component is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from this component.

The capital component of the distribution is treated as a return of capital for Singapore tax purposes.

Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross distribution. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" **("Form A")**. They will receive Form A from Unit Registrar of ART, Boardroom Corporate & Advisory Services Pte. Ltd., and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form A, DBS Trustee Ltd, as trustee of ART (the "**Trustee**") and Ascott Residence Trust Management Limited (the "**Manager**") will be obliged to deduct tax at the rate of 18% from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. The Trustee and Manager will be obliged to deduct tax at the rate of 18% from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form **("Form B")** from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form B to Boardroom Corporate & Advisory Services Pte. Ltd.. The Trustee and Manager will be obliged to deduct tax at the rate of 18% from the distribution if the Form B is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 18% tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 5 February 2008.

Unitholders must complete and return the applicable form(s) to Boardroom Corporate & Advisory Services Pte. Ltd.'s office by **18 February 2008** at **5.00 p.m.** in order to receive a gross distribution or a distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution is considered as income for the year 2007. Beneficial owners of the distribution, other than those who are exempt from tax on the distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross distribution as taxable income in their income tax return for the year of assessment 2008.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
1 February 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of ART
By 18 February 2008 at 5.00 p.m.	Unitholders including depository agents must complete and return Form A or Form B, as applicable
On or about 28 February 2008	Payment of Distribution

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin
Joint Company Secretaries

Singapore
23 January 2008

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, Ascott Residence Trust Management Limited (the manager of ART) (the **"Manager"**) or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the **"SGX-ST")**. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of ART is not necessarily indicative of the future performance of ART.

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ASSET VALUATION

The Board of Directors of Ascott Residence Trust Management Limited, (as manager of Ascott Residence Trust) (the "**Manager**") wishes to announce that the Manager has obtained new independent valuations as of 15 December 2007 for each of the eighteen properties currently owned by Ascott Residence Trust (collectively, the "**Properties**").

The valuations as of 15 December 2007 of each of the Properties were conducted by Jones Lang LaSalle Property Consultants Pte Ltd and are as follows:

Property	Location	Property Valuation (S$ million)
Somerset Gordon Heights	Melbourne, Australia	14.7
The Ascott Jakarta	Jakarta, Indonesia	35.2
Somerset Grand Citra	Jakarta, Indonesia	46.4
Country Woods	Jakarta, Indonesia	23.8
Somerset Roppongi	Tokyo, Japan	57.8
Somerset Azabu East	Tokyo, Japan	75.0
Somerset Millennium	Makati, Philippines	14.9
Somerset Salcedo	Makati, Philippines	14.6
The Ascott Makati	Makati, Philippines	98.7
The Ascott Beijing	Beijing, PRC	203.7
Somerset Grand Fortune Garden	Beijing, PRC	52.9
Somerset Xu Hui	Shanghai, PRC	64.6
Somerset Olympic Tower	Tianjin, PRC	80.3
Somerset Liang Court	Singapore	183.0
Somerset Grand Cairnhill	Singapore	220.4
Somerset Grand Hanoi	Hanoi, Vietnam	100.0
Somerset Ho Chi Minh City	Ho Chi Minh City, Vietnam	61.7
Somerset Chancellor Court	Ho Chi Minh City, Vietnam	65.2
TOTAL		**1,412.9**

As at 31 December 2007, a revaluation surplus of S$136.9 million (net of tax and minority interest) was recognised in the Consolidated Statement of Total Return.

Copies of the valuation reports of the Properties, each dated 15 December 2007, are available for inspection at the Manager's registered office at 8 Shenton Way, #13-01, Singapore 068811 during normal business hours for three months from the date of this Announcement.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin
Joint Company Secretaries

Singapore, 23 January 2008

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.



ASCOTT
RESIDENCE TRUST

FY2007 Financial Results
Media and Analyst Briefing
23 January 2008

82 - 4507

Agenda

- 2007 Highlights
- Financial Performance
- Portfolio Information
- Prospects
- Acquisition of Somerset St Georges Terrace, Perth

- Q&A Session

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART') (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

2007 Highlights

2007 Highlights

✓ Yield-accretive acquisitions and strong organic growth delivered Distribution Per Unit (DPU) of 7.70 cents for FY2007

- Completed acquisition of 5 serviced residences and 18 rental housing properties in Ho Chi Minh City, Manila, Melbourne and Tokyo
- Completed asset enhancement programmes in Ascott Beijing and Somerset Gordon Heights, Melbourne
- Achieved strong 9% growth in Revenue Per Available Unit (RevPAU)

✓ Greater income stability from geographical diversification and increased proportion of rental housing units in portfolio

- Increased number of rental housing units from 11% to 22% of portfolio

✓ Successfully raised gross proceeds of approximately S$199.0 million through a secondary equity fund raising exercise

- Increased free float and improved ART's trading liquidity

Increase in Unitholders' Distribution and DPU

2007 Highlights


+ 83 %
45.1
24.6
+ 47 %
7.70
5.24
Actual FY2006
Actual FY2007
Distribution (S$million)
DPU (S cents)

Yield-accretive acquisitions and strong organic growth

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

Robust Growth

	2006	2007	
Number of Properties	14	36	↑
Number of Units	2,304	3,461	↑
Geographical Presence	9 cities in 6 countries	10 cities in 7 countries	↑
Portfolio Value (S$ million)	927	1,489 [1]	↑
Net Asset Value Per Unit (S$)	1.33	1.60	↑
Market Capitalisation (S$ million)	798 [2]	879 [3]	↑



Ascott Makati, The Philippines

1. Includes revaluation gains of S$147.4 million.
2. Based on ART's closing price of S$1.60 per unit as at 29 December 2006.
3. Based on ART's closing price of S$1.45 per unit as at 31 December 2007.

Revaluation Gains

- Enjoyed revaluation gains of S$147.4 million
- Mainly from the revaluation of serviced residences in Singapore and China

	Revaluation Gain/ (Loss) (S$m)	Change (%)
Singapore	111.7	+ 39 %
China	26.6	+ 7 %
The Philippines	7.7	+ 6 %
Vietnam	9.1	+ 4%
Japan	2.4	+ 2 %
Indonesia	(7.9)	- 7 %
Australia	(2.2)	- 13 %



Somerset Olympic Tower Property, Tianjin, China

Attractive Trading Yield


6%
4%
2%
0%
5.31%
0.83%
2.33%
2.50%
2.68%
ART FY2007 Yield 1
Bank 12-month Fixed Deposit Rate 2
5-Year Singapore Government Bond 3
CPF Ordinary Account 4
10-Year Singapore Government Bond 3

1. Based on ART's closing price of S$1.45 per unit as at 31 December 2007 and actual distribution of 7.70 cents for FY2007.
2. As at December 2007 (Source: Monetary Authority of Singapore website)
3. As at 31 December 2007 (Source: Singapore Government Securities website)
4. Based on interest paid on Central Provident Fund (CPF) Ordinary Account from 1 October to 31 December 2007 (Source: CPF website)

Improved Trading Liquidity

2007 Highlights

- **Free float more than doubled since listing**
- **ART's trading liquidity has improved**
  - Average daily trading volume of 1.6 million units in 2007

Free Float


CapitaLand
18.7%
Free Float
53.4%
Ascott
27.9%

606.2 million units in issue

Note: As at 31 December 2007.

Trading Liquidity


Average daily trading volume (million units)
+326%
2
1
0
1.623
0.381
2006
2007

Average daily trading volume increased over four times

82 - 4507



Financial Performance

FY2007 Performance Exceeds Forecast

Financial Performance

	(A) Actual FY2007	(B) Forecast FY2007#	(A) - (B) Variance (%)	(C) Actual FY2006*	(A) - (C) Variance (%)
Revenue (S$m)	154.8	144.5	+ 7% ↑	89.8	+ 72% ↑
Gross Profit (S$m)	69.7	66.6	+ 5% ↑	42.6	+ 64% ↑
Unitholders' Distribution (S$m)	45.1	40.4	+ 12% ↑	24.6	+ 83% ↑
Distribution Per Unit (S cents)	7.70	7.05	+ 9% ↑	5.24	+ 47% ↑
Revenue Per Available Unit (S$)	132	124	+ 6% ↑	121	+ 9% ↑

As disclosed in the Prospectus of ART dated 6 March 2006 and the Offer Information Statement dated 12 March 2007.

* ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

82 - 4507

4Q2007 Performance Exceeds Forecast

Financial Performance

	(A) Actual 4Q2007	(B) Forecast 4Q2007#	(A) - (B) Variance (%)	(C) Actual 4Q2006	(A) - (C) Variance (%)
Revenue (S$m)	42.9	39.0	+ 10%	29.1	+ 47%
Gross Profit (S$m)	19.2	18.0	+ 7%	13.3	+ 44%
Unitholders' Distribution (S$m)	12.8	11.0	+ 16%	8.3	+ 54%
Distribution Per Unit (S cents)	2.12	1.82	+ 16%	1.65	+ 28%
Revenue Per Available Unit (S$)	138	124	+ 11%	123	+ 12%

As disclosed in the Offer Information Statement dated 12 March 2007.

Distribution Details

Financial Performance

Distribution Period	1 January to 25 March 2007	26 March to 30 June 2007	1 July to 31 December 2007
Distribution Rate	1.50 cents per unit	2.10 cents per unit	4.10 cents per unit
Book Closure Date	23 March 2007	2 August 2007	1 February 2008
Distribution Payment Date	28 April 2007 PAID	28 August 2007 PAID	28 February 2008

For FY 2008, ART will continue to distribute 100% of its taxable income and Net Overseas Income

Strong Balance Sheet

Financial Performance

- **Gearing of 33.1%, well within the 60% gearing limit allowable under MAS property fund guidelines**
- **Obtained a Baa2 investment grade rating from Moody's**

ART Gearing Profile


Debt
S$529.2m (33.1%)
Equity
S$1,070.8m (66.9%)
ART's proportionate share of asset value
S$1,600.0 m

Note: Based on ART's proportionate share of asset value of S$1,600.0 million as at 31 December 2007.

Borrowings in Yen, USD and SGD

Financial Performance

As at 31 December 2007


Singapore Dollar
S$121.9 m (23%)
Japanese Yen
S$248.0 m (47%)
US Dollar
S$159.3 m (30%)

ART's Share of Bank Loans = S$529.2 million

Interest Rate Profile

Financial Performance

As at 31 December 2007


Floating
S$205.4m (39%)
Fixed/ 5-year
S$323.8 m (61%)

Effective Borrowing Rate of 3.4%

Interest Cover Ratio of 4.7x

Note: As at 31 December 2007.

Double-Digit Growth in Singapore and The Philippines

Financial Performance

Revenue Per Available Unit (RevPAU)



S$
+26%
-3%
-11%
+88%
+5%
+9%
200
150
100
50
0
159
201
149
145
81
72
69
130
129
135
122
116
151
121
132
Singapore
China
Indonesia
The Philippines
Vietnam
Australia
Japan
Overall
Actual FY2006
Actual FY2007
Adjusted RevPAU*

* Foreign currencies are converted to S$ at December 2007 average rates.

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

Singapore

Financial Performance



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore


S$m
30
20
10
0
+50%
24.4
30.6
20.4
+75%
11.5
16.6
9.5
Revenue
Gross Profit
Actual FY2006
Actual FY2007
Annualised basis #

Average daily rates increased by 24%

Figures are annualised to assume income was recorded for a 12-month period.

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

China

Financial Performance



Ascott Beijing

Somerset Grand Fortune Garden, Beijing

Somerset Xu Hui, Shanghai

Somerset Olympic Tower Property, Tianjin


S$m
+46%
40.4
33.3
27.7
40
30
20
10
0
+39%
14.7
17.0
12.2
Revenue
Gross Profit
Actual FY2006
Actual FY2007
Annualised basis #

Revenue increase due to contribution from Somerset Olympic Tower and asset enhancement at Ascott Beijing

Figures are annualised to assume income was recorded for a 12-month period.

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

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Indonesia

Financial Performance



Ascott Jakarta



Somerset Grand Citra, Jakarta



Country Woods, Jakarta


S$m
+6%
22.5
19.9
18.7
-10%
9.7
7.3
8.1
20
10
0
Revenue
Gross Profit
Actual FY2006
Actual FY2007
Annualised basis #

Increased competition in Jakarta

Figures are annualised to assume income was recorded for a 12-month period.

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

The Philippines

Financial Performance



Somerset Millennium, Makati



Somerset Salcedo Property, Makati



Ascott Makati



S$m
30
20
10
0
+445%
5.7
4.7
25.6
+259%
2.0
1.7
6.1
Revenue
Gross Profit
Actual FY2006
Actual FY2007
Annualised basis #

Strong growth due to higher ADR and contribution from Ascott Makati

Figures are annualised to assume income was recorded for a 12-month period.

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

Vietnam

Financial Performance



Somerset Grand Hanoi



Somerset Ho Chi Minh City



Somerset Chancellor Court, Ho Chi Minh City



S$m
+68%
30.7
21.9
18.3
+72%
19.1
13.3
11.1
30
20
10
0
Revenue
Gross Profit
Actual FY2006
Actual FY2007
Annualised basis #

Higher average daily rates and contribution from Somerset Chancellor Court in Ho Chi Minh City

Figures are annualised to assume income was recorded for a 12-month period.

Note: ART was established on 19 January 2006 but the acquisition of the real properties was completed on 1 March 2006. Hence the income recorded relates only to the 10-month period from 1 March 2006 to 31 December 2006. ART had no income from 19 January 2006 to 28 February 2006.

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Australia and Japan Actual FY2007

Financial Performance

Australia



Somerset Gordon Heights, Melbourne


S$m
2
1
0
1.2
0.4
Revenue
Gross Profit

Japan



Somerset Roppongi, Tokyo



Somerset Azabu East, Tokyo



18 rental housing properties in Tokyo


S$m
10
5
0
6.4
3.2
Revenue
Gross Profit

Acquisitions completed in 2007

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Portfolio Information

Portfolio Diversification By Geography

Portfolio Information

ART's Share of Property Values As at 31 December 2006


Singapore
31%
China
41%
Japan
2%
Vietnam
13%
Philippines
3%
Indonesia
10%

Total = S$927 million

ART's Share of Property Values As at 31 December 2007


Singapore
27%
China
26%
Indonesia
6%
Philippines
9%
Japan
20%
Australia
1%
Vietnam
11%

Total = S$1.49 billion

Portfolio Diversification

Portfolio Information

ART's Share of Property Values As at 31 December 2006


Stable
Economies
33%
Emerging
Markets
67%

Total = S$927 million

ART's Share of Property Values As at 31 December 2007


Stable
Economies
48%
Emerging
Markets
52%

Total = S$1.49 billion

Geographical diversification to achieve a balance of stability and growth

Note: Emerging markets include China, Indonesia, the Philippines and Vietnam. Stable economies include Australia, Japan and Singapore.

Portfolio Diversification

Portfolio Information


Number of Units By Apartment Type
As at 31 December 2006
Rental Housing 11%
Serviced Residences 89%
Total = 2,304 units
Number of Units By Apartment Type
As at 31 December 2007
Rental Housing 22%
Serviced Residences 78%
Total = 3,461 units

Long stay profile and high occupancy of rental housing provides greater income stability

Diversified by Length of Stay and Market Segment

Portfolio Information

Apartment Rental Income By Length of Stay[1]



< 1 month
27%
1 to 6
months
20%
6 to 12
months
13%
> 12
months
40%

Apartment Rental Income by Market Segment[1]



Others [2]
12%
Business
Trip 32%
Project
17%
Relocation
35%
Family/
Leisure 4%

Average length of stay is more than 8 months

1. For the year ended 31 December 2007. Assumes acquisitions made in 2007 were completed on 1 January 2007.
2. Includes training, medical, etc.

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Diverse Tenant Mix

Portfolio Information

Apartment Rental Income By Industry[1]


Others
20%
Real estate/ Lodging
4%
Healthcare
16%
Media & Telecomms
2%
Energy & Utilities
3%
Govt & NGOs
6%
Industrial
16%
Financial Institutions
6%
IT
8%
Consumers
9%
Manufacturing
10%

Earnings diversified by industry

1. For the year ended 31 December 2007. Assumes acquisitions made in 2007 were completed on 1 January 2007.

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Asset Enhancements For Better Yield

Portfolio Information

	Somerset Gordon Heights, Melbourne	Ascott Beijing	Somerset Olympic Tower Property, Tianjin
Asset Enhancements	▪ Rebranding into a Somerset ▪ Refurbishment of the property	▪ 73 new one-bedroom units created from 35 larger apartment units ▪ All new units released for rental by 3Q 2007	▪ Phase 1: 20 new two-bedroom units created from 10 penthouse duplex units and released for rental by Oct 2007 ▪ Phase 2: Ongoing reconfiguration of 12 two-bedroom units into 18 new one-bedroom units to be completed by mid 2008
Increase in Inventory	Nil	38 units	Phase 1:10 units Phase 2: 6 units
Renovation Cost	A$0.7 million	US$2.5 million	US$0.7 million
Payback Period	3 years	3 years	4 years

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Prospects

Prospects

- ✓ The global economy in 2008 may be affected by the lower growth expected in the United States, which may in turn have some impact on the Asian hospitality industry.
- ✓ ART's geographical diversity and extended stay business model allows it to continue to enjoy a high degree of income stability.
- ✓ ART will continue to actively manage its portfolio to optimise its potential for organic growth and continue to source for yield-accretive acquisitions.
- ✓ ART's operating performance in 2008 is expected to continue to grow.

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Acquisition of Somerset St Georges Terrace, Perth

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Acquisition of Somerset St Georges Terrace, Perth

- **Acquisition of 84-unit freehold serviced residence in Perth, Australia for a total purchase price of A$28.5 million (S$36.1 million)[1]**

- **Acquisition is yield-accretive to ART at an estimated annualised property yield[2] of 6.1%**

- **To be funded by borrowings**
  - Will bring ART's gearing to 34.5%, well within the 60% gearing limit allowable under the Monetary Authority of Singapore's property fund guidelines

- **The property, currently known as Chifley On The Terrace, will be re-branded Somerset St Georges Terrace, Perth upon legal completion expected to be in 2Q 2008[3]**



Chifley On The Terrace
(Perth, Australia)

1. Based on an exchange rate of A$1 = S$1.2654.
2. For the Forecast Year 2008.
3. Legal completion is conditional on, amongst others, all strata title owners of the property completing the transaction.

Acquisition Highlights

- **ART's first serviced residence in Perth**
  - Expands ART's portfolio in Australia to two cities: Melbourne and Perth
- **Strategically located along the prime St Georges Terrace in the heart of Perth's central business district**
- **Will be managed by Ascott International Management (Australia), an indirectly wholly owned subsidiary of The Ascott Group Limited**


Wellington Stree
Roe Street
Perth Railway Station
Murray Street
Hay Street
MITCHELL FREEWAY
St Georges Terrace
Murray Street Mall
Hay Street Mall
King's Park
Mounts Bay Road
William Street
Barrack Street
Perth Convention and Exhibition Centre
Riverside Drive
PERTH CENTRAL BUSINESS DISTRICT
Swan River

Attractions of Perth

- **Strong economic growth**
  - Western Australia's economy grew 6.3%, much higher than the Australian economic growth rate of 3.2%[1]
  - Tremendous growth in the mining industry expected to remain main driver of economic expansion
- **High potential for organic growth in Perth**
  - Perth the best performing Australian city in 2007 as average room rates grew 15% to reach A$159[2], while enjoying average occupancy of 84%
  - Limited supply of good quality accommodation in Perth currently and in the next few years
- **Increase in visitors numbers expected**
  - Tourism Australia launched a 'Re-energise in Australia' campaign in 2007 targeted at attracting business events into the country
    - Visitor numbers expected to accelerate in the next two years[3]

1. For the 12 months ended 30 June 2007. Source: Australian Bureau of Statistics.
2. For the first nine months of 2007. Source: Deloitte's HotelBenchmark Survey.
3. Source: Tourism Australia website.

World's First and Only Pan-Asian Serviced Residence REIT

Australia
2 properties with 127 units in Melbourne and Perth

China
4 properties with 743 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

The Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 339 units

Vietnam
3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.53 billion portfolio value*
3,550 apartment units in 37 properties
11 Pan-Asian cities in 7 countries


Beijing
Tianjin
Tokyo
Shanghai
Hanoi
Manila
Ho Chi Minh City
Singapore
Jakarta
Perth
Melbourne

* Portfolio value and number of units include the newly announced acquisition of the property in Perth, Australia, which is expected to be completed in 2Q 2008.

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Q&A

82 - 4507

RECEIVED

2008 FEB 19 A 9:17

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY
EXQUISITE PHOENIX SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in Malaysia:

Name	:	Exquisite Phoenix Sdn. Bhd. ("Exquisite Phoenix")
Principal Activity	:	Investment holding
Issued and Paid-up	:	RM100 (approximately S$43) comprising 100 shares of RM1 each

Gain 888 Investments Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 49% of the issued and paid-up capital of Exquisite Phoenix, whilst the other 51% is held by a party unrelated to CapitaLand.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 January 2008

82 - 4507

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2008 07:26:59
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "(1) 2007 full year unaudited financial statement and distribution announcement; (2) CCT's full year 2007 DPU increases by 18.7% from 2006; (3) Notice of books closure and distribution payment date; and (4) Asset valuation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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82 - 4507

CapitaCommercial Trust

2007 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITACOMMERCIAL TRUST
2007 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

SUMMARY OF CCT RESULTS (1 July 2007 to 31 December 2007)

	FY 2006	FY 2007	1 July 2007 to 31 December 2007		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Favourable / (Unfavourable)
Gross Revenue	152,229	236,527	121,756	120,086	1.4%
Net Property Income	112,188	171,476	86,903	83,922	3.6%
Distributable Income	78,872	120,422	61,896	59,819	3.5%
Distribution Per Unit (cents)					
For the period	**7.33¢**	**8.70¢**	**4.47¢**	**4.32¢**	**3.5%**
Annualised	**7.33¢**	**8.70¢**	**8.87¢**	**8.57¢**	**3.5%**

Footnote
(1) The forecast for the period 1 July 2007 to 31 December 2007 is derived from the forecast shown in the CCT Circular to unitholders dated 5 November 2007 ("CCT Circular") for the acquisition of Wilkie Edge.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular, please refer to Section 9 of this Announcement.

DISTRIBUTION AND BOOK CLOSURE DATE

Distribution	From 1 July 2007 to 31 December 2007
Distribution Type	i) Taxable income ii) Tax-exempt income
Distribution Rate	i) Taxable income distribution 4.15 cents per unit ii) Tax-exempt income distribution of 0.32 cents per unit
Book Closure Date	1 February 2008
Payment Date	29 February 2008

CAPITACOMMERCIAL TRUST
2007 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006, the third supplemental deed dated 11 August 2006 and the fourth supplemental deed dated 31 October 2007.

As at 31 December 2007, CCT owns Capital Tower, 6 Battery Road, HSBC Building, Raffles City (through its 60% stake in RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore. In Malaysia, CCT has a 30% stake in Quill Capita Trust ("QCT") as well as a 7.4% stake (with commitment of US$20 million) in CapitaLand's first and largest Malaysian private real estate fund, the Malaysia Commercial Development Fund ("MCDF"). Following the divestment of Wisma Technip in September 2007 to QCT, the investment in the 100% junior bonds issued by Aragorn ABS Berhad ("Aragorn") was redeemed on 3 October 2007.

QCT is a Malaysia-listed real estate investment trust focused on acquiring and investing in commercial properties in Malaysia that provides long term sustainable income distribution and potential capital growth. The QCT units were listed on Bursa Malaysia on 8 January 2007.

MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.5 billion).

On 19 November 2007, CCT established a wholly-owned subsidiary, CCT MTN Pte. Ltd. ("CCT MTN") to provide treasury services, including on-lending the proceeds from the issuance of notes under an unsecured multi-currency medium term note programme to CCT.

At the extraordinary general meeting held on 23 November 2007, the unitholders of CCT approved the acquisition of Wilkie Edge and the entry into an agreement to lease the serviced apartments to Ascott Scotts Pte. Ltd. Wilkie Edge is expected to obtain its temporary occupation permit in fourth quarter 2008.

On a recurring basis, as the results of QCT are not expected to be announced in time for inclusion in CCT Group results for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3 month lag time.

CCT Group results are after consolidating Aragorn and CCT MTN, equity account the interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the coupon income from Aragorn and the distributable income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

CAPITACOMMERCIAL TRUST
2007 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statement of Total Return & Distribution Statement (4Q 2007 vs 4Q 2006)
(For a review of the performance, please refer to paragraph 8 on page 19-21)

	Group			Trust		
	4Q 2007 S$'000	4Q 2006 S$'000	Change %	4Q 2007 S$'000	4Q 2006 S$'000	Change %
Statement of Total Return						
Gross rental income	55,716	50,531	10.3	31,005	26,943	15.1
Car park income	4,085	3,626	12.7	3,334	2,938	13.5
Other income	2,227	2,212	0.7	1,631	1,511	7.9
Gross revenue	**62,028**	**56,369**	**10.0**	**35,970**	**31,392**	**14.6**
Property management fees	(1,754)	(1,656)	5.9	(752)	(658)	14.3
Property tax	(5,704)	(4,305)	32.5	(3,083)	(2,175)	41.7
Other property operating expenses[1]	(10,169)	(9,631)	5.6	(5,952)	(5,346)	11.3
Property operating expenses	**(17,627)**	**(15,592)**	**13.1**	**(9,787)**	**(8,179)**	**19.7**
Net property income	**44,401**	**40,777**	**8.9**	**26,183**	**23,213**	**12.8**
Interest income	318	305	4.3	203	156	30.1
Investment income[2]	-	-	-	16,776	11,644	44.1
Gain/(Loss) from re-measurement of derivatives[3]	1,357	(3,060)	(144.3)	1,357	(3,060)	(144.3)
Manager's management fees	(3,744)	(3,157)	18.6	(2,030)	(1,645)	23.4
Trust expenses	(2,731)	88	(3,203)	(2,308)	506	(556.1)
Borrowing costs	(12,570)	(12,072)	4.1	(6,928)	(6,075)	14.0
Loss on disposal of subsidiary[4]	(241)	-	Nm	-		-
Net income before share of profit of associate	**26,790**	**22,881**	**17.1**	**33,253**	**24,739**	**34.4**
Share of profit of associate (net of tax)[5]	7,725	-	Nm	-	-	-
Net income	**34,515**	**22,881**	**50.8**	**33,253**	**24,739**	**34.4**
Net change in fair value of investment properties	575,617	235,873	144.0	493,107	183,838	168.2
Total return for the period before tax	**610,132**	**258,754**	**135.8**	**526,360**	**208,577**	**152.4**
Income tax	447[6]	22[6]	1,931.8	-[7]	-[7]	-
Total return for the period after tax	**610,579**	**258,776**	**135.9**	**526,360**	**208,577**	**152.4**

	Group			Trust		
	4Q 2007 S$'000	4Q 2006 S$'000	Change %	4Q 2007 S$'000	4Q 2006 S$'000	Change %
Distribution Statement						
Net income before share of profit of associate	**26,790**	**22,881**	**17.1**	**33,253**	**24,739**	**34.4**
Net tax adjustments[8]	1,094	5,277	(79.3)	(911)	3,496	(126.1)
Other adjustments	4,458[9]	77[10]	5,689.6	-	-	-
Income available for distribution to unitholders	**32,342**	**28,235**	**14.5**	**32,342**	**28,235**	**14.5**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	4Q 2007 S$'000	4Q 2006 S$'000	Change %	4Q 2007 S$'000	4Q 2006 S$'000	Change %
Depreciation and amortisation*	173	245	(29.4)	112	201	(44.3)
Allowance for doubtful debts and bad debts written off	58	23	152.2	58	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn and the income distribution from RCS Trust.

(3) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(4) This relates to the disposal of Aragorn, the subsidiary.

(5) This includes the results of QCT up to 30 September 2007 and the net appreciation in market value on revaluation of the QCT portfolio as of 1 December 2007 of S$7.4 million.

(6) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(7) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(8) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	4Q 2007 S$'000	4Q 2006 S$'000	Change %	4Q 2007 S$'000	4Q 2006 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	1,714	1,513	13.3	-	-	-
Trustee's fees	165	120	37.5	115	78	47.4
(Gain)/Loss from re-measurement of derivatives	(1,357)	3,060	(144.3)	(1,357)	3,060	(144.3)
Temporary differences and other tax adjustments	572	584	(2.1)	331	358	(7.5)
Net tax adjustments	1,094	5,277	(79.3)	(911)	3,496	(126.1)

(9) This relates to the net loss of Aragorn.

(10) This relates to the undistributed profit of Aragorn.

Nm – not meaningful

1(a)(ii) Statement of Total Return & Distribution Statement (FY 2007 vs FY 2006)
(For a review of the performance, please refer to paragraph 8 on page 19-21)

	Group			Trust		
	FY 2007 S$'000	FY 2006 S$'000	Change %	FY 2007 S$'000	FY 2006 S$'000	Change %
Statement of Total Return						
Gross rental income	215,448	137,380	56.8	117,798	104,852	12.3
Car park income	15,984	11,935	33.9	13,053	10,953	19.2
Other income	8,646	6,407	34.9	6,279	5,405	16.2
Gross revenue	**240,078**	**155,722**	**54.2**	**137,130**	**121,210**	**13.1**
Property management fees	(6,961)	(3,990)	74.5	(2,864)	(2,554)	12.1
Property tax	(21,068)	(11,158)	88.8	(11,316)	(8,304)	36.3
Other property operating expenses[1]	(38,053)	(25,906)	46.9	(22,520)	(20,131)	11.9
Property operating expenses	**(66,082)**	**(41,054)**	**61.0**	**(36,700)**	**(30,989)**	**18.4**
Net property income	**173,996**	**114,668**	**51.7**	**100,430**	**90,221**	**11.3**
Interest income	1,224	1,115	9.8	414	942	(56.1)
Investment income[2]	-	-	-	55,967	15,908	251.8
Other income[3]	428	-	Nm	428	-	Nm
Loss from re-measurement of derivatives[4]	(6,121)	(5,600)	9.3	(6,121)	(5,600)	9.3
Manager's management fees	(13,646)	(7,833)	74.2	(7,085)	(5,836)	21.4
Trust expenses	(5,823)	(1,544)	277.1	(4,777)	(1,063)	349.4
Borrowing costs	(49,293)	(30,461)	61.8	(25,792)	(22,137)	16.5
Gain on sale of investment property[5]	625	-	Nm	-	-	-
Loss on disposal of subsidiary[6]	(241)	-	Nm	-	-	-
Net income before share of profit of associate	**101,149**	**70,345**	**43.8**	**113,464**	**72,435**	**56.6**
Share of profit of associate (net of tax)[7]	8,982	-	Nm	-	-	-
Net income	**110,131**	**70,345**	**56.6**	**113,464**	**72,435**	**56.6**
Net change in fair value of investment properties	1,305,837	356,538	266.3	1,135,910	304,503	273.0
Total return for the year before tax	**1,415,968**	**426,883**	**231.7**	**1,249,374**	**376,938**	**231.5**
Income tax	(73)[8]	(47)[8]	55.3	-[9]	-[9]	-
Total return for the year after tax	**1,415,895**	**426,836**	**231.7**	**1,249,374**	**376,938**	**231.5**

	Group			Trust		
	FY 2007 S$'000	FY 2006 S$'000	Change %	FY 2007 S$'000	FY 2006 S$'000	Change %
Distribution Statement						
Net income before share of profit of associate	**101,149**	**70,345**	**43.8**	**113,464**	**72,435**	**56.6**
Net tax adjustments[10]	14,436	8,757	64.9	6,835	6,437	6.2
Other adjustments	4,837[11]	(230)[12]	(2,203)	123[13]	-	Nm
Income available for distribution to unitholders	**120,422**	**78,872**	**52.7**	**120,422**	**78,872**	**52.7**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	FY 2007 S$'000	FY 2006 S$'000	Change %	FY 2007 S$'000	FY 2006 S$'000	Change %
Depreciation and amortisation*	442	448	(1.3)	218	394	(44.7)
Allowance for doubtful debts and bad debts written off	58	23	152.2	58	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn, the gross distributed income from QCT and the income distribution from RCS Trust.

(3) This relates to the net proceeds received from the liquidation of subsidiaries in 2006.

(4) Loss from the re-measurement of fair values of interest rate swaps.

(5) Gain on sale of investment property held by Aragorn, the subsidiary.

(6) This relates to the disposal of Aragorn, the subsidiary.

(7) This includes the results of QCT up to 30 September 2007 and the net appreciation in market value on revaluation of the QCT portfolio as of 1 December 2007 of S$7.4 million.

(8) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(9) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(10) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	FY 2007 S$'000	FY 2006 S$'000	Change %	FY 2007 S$'000	FY 2006 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	6,561	1,996	228.7	-	-	-
Trustee's fees	572	341	67.7	386	285	35.4
Net proceeds from liquidation of subsidiaries	(428)	-	Nm	(428)	-	Nm
Loss from re-measurement of derivatives	6,121	5,600	9.3	6,121	5,600	9.3
Temporary differences and other tax adjustments	1,610	820	96.3	756	552	37.0
Net tax adjustments	14,436	8,757	64.9	6,835	6,437	6.2

(11) This relates to the net loss of Aragorn and the gross distributed income received from QCT.

(12) This relates to the undistributed profit of the Aragorn.

(13) This relates to the distributed income received from QCT, out of the pre-acquisition income.

Nm - not meaningful

1(b)(i) Balance Sheet as at 31 December 2007 vs 31 December 2006

	Group			Trust		
	Dec 2007 S$'000	Dec 2006 S$'000	Change %	Dec 2007 S$'000	Dec 2006 S$'000	Change %
Non-current assets						
Plant and equipment	1,094	876	24.9	596	303	96.7
Investment properties[1]	5,109,950	3,814,839	33.9	3,558,350	2,404,000	48.0
Investment in subsidiary[2]	-	-	-	-	19,698	(100.0)
Investment in associate[3]	64,605	28,819	124.2	58,850	28,819	104.2
Investment in joint venture[4]	-	-	-	794,692	788,332	0.8
Other investment[5]	7,763	-	Nm	7,763	-	Nm
Other asset[6]	54,947	-	Nm	54,947	-	Nm
Total non-current assets	**5,238,359**	**3,844,534**	**36.3**	**4,475,198**	**3,241,152**	**38.1**
Current assets						
Trade and other receivables	4,890	5,300	(7.7)	10,246	12,987	(21.1)
Cash and cash equivalents[7]	35,484	41,923	(15.4)	27,800	16,322	70.3
Total current assets	**40,374**	**47,223**	**(14.5)**	**38,046**	**29,309**	**29.8**
Total assets	**5,278,733**	**3,891,757**	**35.6**	**4,513,244**	**3,270,461**	**38.0**
Current liabilities						
Trade and other payables[8]	47,481	37,351	27.1	25,197	21,154	19.1
Derivative liability[9]	10,478	4,356	140.5	10,478	4,356	140.5
Short-term borrowings[10]	162,100	89,500	81.1	162,100	89,500	81.1
Provision for taxation	666	712	(6.5)	666	666	-
Total current liabilities	**220,725**	**131,919**	**67.3**	**198,441**	**115,676**	**71.5**
Non-current liabilities						
Long-term borrowings[11]	1,097,456	1,126,537	(2.6)	580,042	580,042	-
Other non-current liabilities	22,930	20,016	14.6	11,843	11,709	1.1
Deferred tax liabilities	-	871	(100.0)	-	-	-
Total non-current liabilities	**1,120,386**	**1,147,424**	**(2.4)**	**591,885**	**591,751**	**-**
Total liabilities	**1,341,111**	**1,279,343**	**4.8**	**790,326**	**707,427**	**11.7**
Net assets	**3,937,622**	**2,612,414**	**50.7**	**3,722,918**	**2,563,034**	**45.3**
Represented by:						
Unitholders' funds	**3,937,622**	**2,612,414**	**50.7**	**3,722,918**	**2,563,034**	**45.3**

Footnotes

(1) The increase is primarily due to increase in property values based on the independent market valuations of the properties.

(2) This relates to the 100% investment in junior bonds of Aragorn which was subsequently redeemed on 3 October 2007 following the completion of sale of Wisma Technip.

(3) The increase is due to the additional subscription of 45.4 million units in QCT for RM69.1 million (S$30.0 million).

(4) This relates to the 60% joint venture interest in RCS Trust.

(5) This relates to the investment in MCDF.

(6) This is the progress payments for the acquisition of Wilkie Edge.

(7) The lower cash & cash equivalent for the Group is due to the financing of asset enhancement works in Raffles City and the deconsolidation of Aragorn. The higher cash & cash equivalent for the Trust is due to proceeds received from the redemption of Junior Bonds from Aragorn.

(8) The increase is mainly due to accrual of cost incurred on asset enhancement work.

(9) This relates to the fair value of the interest rate swaps.

(10) The increase is due to the additional bridge loan drawdown to fund the progress payment of Wilkie Edge.

(11) The decrease is due to the redemption of senior bonds of Aragorn on 3 October 2007.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Dec 2007 S$'000	**Dec 2006** S$'000	**Change** %	**Dec 2007** S$'000	**Dec 2006** S$'000	**Change** %
Secured borrowing						
Amount repayable after one year	1,099,642	1,129,531	(2.6)	580,042	580,042	-
Less: Unamortised fees and expenses incurred for debt raising exercise (amortised over the tenor of secured loan)	(2,186)	(2,994)	(27.0)	-	-	-
	1,097,456	1,126,537	(2.6)	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	162,100	89,500	81.1	162,100	89,500	81.1
	1,259,556	1,216,037	3.6	742,142	669,542	10.8

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote
(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Raffles The Plaza and the Raffles City Convention Centre;
(ii) an assignment of the insurance policies relating to Raffles City;
(iii) an assignment of the agreements relating to the management of Raffles City;
(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City; and
(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the secured long term borrowings of RM70.0 million (approximately S$30.5 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;
(ii) debenture over all assets of Aragorn;
(iii) charge/assignment of the bank accounts; and
(iv) an assignment over the rights, title interest and benefits in the tenancy agreements and existing contracts, warranties and guarantees pertaining to Wisma Technip.

Following the completion of sale of Wisma Technip, the secured long term borrowings of Aragorn were fully redeemed on 3 October 2007.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

1(c)(i) Cash flow statement (4Q 2007 vs 4Q 2006)

	Group	
	4Q 2007 S$'000	4Q 2006 S$'000
Operating activities		
Total return for the period before tax	610,132	258,754
Adjustments for		
Allowance for doubtful receivable	58	23
Amortisation of rent incentives	104	181
Amortisation of tenancy works	-	163
Borrowing costs	12,570	12,072
Depreciation of plant and equipment	173	82
Interest income	(318)	(305)
Loss on disposal of subsidiary	241	-
(Gain)/Loss on re-measurement of financial derivatives	(1,357)	3,060
Manager's management fees payable in units	1,714	1,513
Net change in fair value of investment properties	(575,617)	(235,873)
Net foreign exchange difference	(2,167)	(98)
Share of profit of associate	(7,725)	-
Operating income before working capital changes	**37,808**	**39,572**
Changes in working capital		
Trade and other receivables	1,262	811
Trade and other payables	9,329	5,257
Security deposits	1,066	1,625
Cash generated from operations	**49,465**	**47,265**
Tax paid	-	-
Cash generated from operating activities	**49,465**	**47,265**
Investing activities		
Capital expenditure on investment properties	(20,647)	(8,906)
Investment in QCT	-	(28,819)
Investment in MCDF	(4,922)	-
Interest received	372	296
Net cash inflow from sale of investment properties	-	-
Progress payment on purchase of Wilkie Edge	(52,327)	-
Purchase of plant and equipment	(510)	(95)
Cash flows from investing activities	**(78,034)**	**(37,524)**

1(c)(i) Cash flow statement (4Q 2007 vs 4Q 2006)

	Group	
	4Q 2007 S$'000	**4Q 2006** S$'000
Financing activities		
Borrowing costs paid	(12,264)	(12,726)
Issue expenses	-	(563)
Proceeds from/(Repayment of) interest bearing borrowings	(10,389)	13,500
Cash flows from financing activities	**(22,653)**	**211**
Increase/(Decrease) in cash and cash equivalents	**(51,222)**	**9,952**
Cash and cash equivalents at beginning of period	**86,706**	**31,971**
Cash and cash equivalents at end of period	**35,484**	**41,923**

1(c)(ii) Cash flow statement (FY 2007 vs FY 2006)

	Group	
	FY 2007 S$'000	**FY 2006** S$'000
Operating activities		
Total return for the period before tax	1,415,968	426,883
Adjustments for		
Allowance for doubtful receivable	58	23
Amortisation of rent incentives	465	724
Amortisation of tenancy works	-	250
Borrowing costs	49,293	30,461
Depreciation of plant and equipment	442	204
Gain on disposal of assets	-	(5)
Gain on sale of investment property	(625)	-
Interest income	(1,224)	(1,115)
Loss on disposal of subsidiary	241	-
Loss on re-measurement of financial derivatives	6,121	5,600
Manager's management fees payable in units	6,561	1,996
Net change in fair value of investment properties	(1,305,837)	(356,538)
Net foreign exchange difference	(494)	(1,086)
Share of profit of associate	(8,982)	-
Operating income before working capital changes	**161,987**	**107,397**
Changes in working capital		
Trade and other receivables	425	(3,976)
Trade and other payables	13,253	(22,880)
Security deposits	1,981	3,119
Cash generated from operations	**177,646**	**83,660**

1(c)(ii) Cash flow statement (FY 2007 vs FY 2006)

	Group	
	FY 2007 S$'000	**FY 2006** S$'000
Cash generated from operations	**177,646**	**83,660**
Tax paid	(6)	-
Cash generated from operating activities	**177,640**	**83,660**
Investing activities		
Capital expenditure on investment properties	(43,821)	(25,190)
Investment in QCT	(29,886)	(28,819)
Investment in MCDF	(7,763)	-
Interest received	1,206	1,101
Distribution received from associate	1,125	-
Net cash inflow from sale of investment properties	52,665	-
Net cash outflow from purchase of investment properties (including acquisition cost)	-	(1,302,145)
Progress payment on purchase of Wilkie Edge	(54,947)	-
Purchase of plant and equipment	(660)	(259)
Cash flows from investing activities	**(82,081)**	**(1,355,312)**
Financing activities		
Borrowing costs paid	(48,572)	(31,190)
Distribution to unitholders	(95,849)	(73,494)
Issue expenses	(288)	(13,121)
Net proceeds from liquidation of subsidiaries	-	428
Proceeds from/(Repayment of) interest bearing borrowings	42,711	563,556
Proceeds from issue of new units	-	803,199
Cash flows from financing activities	**(101,998)**	**1,248,378**
Increase/(Decrease) in cash and cash equivalents	**(6,439)**	**(22,274)**
Cash and cash equivalents at beginning of year	**41,923**	**64,197**
Cash and cash equivalents at end of year	**35,484**	**41,923**

1(d)(i) Statement of changes in unitholders' funds (4Q 2007 vs 4Q 2006)

	Group		Trust	
	4Q 2007 S$'000	**4Q 2006** S$'000	**4Q 2007** S$'000	**4Q 2006** S$'000
Balance as at beginning of period	**3,326,394**	**2,352,325**	**3,194,922**	**2,353,088**
Operations				
Net increase in net assets resulting from operations	610,579	258,776	526,360	208,577
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	1,636	484	1,636	484
Issue expenses	-	885	-	885
Net increase in net assets resulting from unitholders' transactions	**1,636**	**1,369**	**1,636**	**1,369**
Movement in translation reserve				
Share of reserves of associates	(345)	-	-	-
Translation reserve	(642)	(56)	-	-
Net decrease in net assets resulting from movement in translation reserves	**(987)**	**(56)**	**-**	**-**
Total increase in net assets	**611,228**	**260,089**	**527,996**	**209,946**
Balance as at end of period	**3,937,622**	**2,612,414**	**3,722,918**	**2,563,034**

1(d)(ii) Statement of changes in unitholders' funds (FY 2007 vs FY 2006)

	Group		Trust	
	FY 2007 S$'000	FY 2006 S$'000	FY 2007 S$'000	FY 2006 S$'000
Balance as at beginning of year	**2,612,414**	**1,456,346**	**2,563,034**	**1,456,346**
Operations				
Net increase in net assets resulting from operations	1,415,895	426,836	1,249,374	376,938
Unitholders' transactions				
Creation of new units:				
- Equity fund raising	-	803,199	-	803,199
- Acquisition fee	-	12,996	-	12,996
- Manager's management fee	6,359	484	6,359	484
Issue expenses	-	(13,435)	-	(13,435)
Distribution to unitholders	(95,849)	(73,494)	(95,849)	(73,494)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**(89,490)**	**729,750**	**(89,490)**	**729,750**
Movement in translation reserve				
Share of reserves of associates	(802)	-	-	-
Translation reserve	(395)	(518)	-	-
Net decrease in net assets resulting from movement in translation reserves	**(1,197)**	**(518)**	**-**	**-**
Total increase in net assets	**1,325,208**	**1,156,068**	**1,159,884**	**1,106,688**
Balance as at end of year	**3,937,622**	**2,612,414**	**3,722,918**	**2,563,034**

1(e)(i) Details of any change in the units (4Q 2007 vs 4Q 2006)

	Trust	
	4Q 2007 Units	4Q 2006 Units
Balance as at beginning of period	**1,384,094,924**	**1,382,157,962**
Issue of new units:		
- part settlement for the purchase of Raffles City	-	-
- in settlement of the acquisition fee for acquiring Raffles City	-	-
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	597,445	231,549
Balance as at end of period	**1,384,692,369**	**1,382,389,511**

1(e)(ii) Details of any change in the units (FY 2007 vs FY 2006)

	Trust	
	FY 2007 Units	FY 2006 Units
Balance as at beginning of year	**1,382,389,511**	**896,270,700**
Issue of new units:		
- part settlement for the purchase of Raffles City	-	478,968,977
- in settlement of the acquisition fee for acquiring Raffles City	-	6,918,285
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	2,302,858	231,549
Balance as at end of year	**1,384,692,369**	**1,382,389,511**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2006 except as noted in item 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With the introduction of FRS 40: Investment Property with effect from 2007, Earnings per Unit are computed based on Total Return for the Period/Year after Tax. Prior to this, Earnings per Unit were computed based on Net Income after Tax.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period/year is used for the computation. Comparative EPU have been restated to be consistent with current period's presentation.

	Group		Trust	
	4Q 2007	**4Q 2006**	**4Q 2007**	**4Q 2006**
Weighted average number of units for the period	1,384,439,104	1,382,341,691	1,384,439,104	1,382,341,691
Earnings per unit (EPU) Based on the weighted average number of units for the period	44.10¢	18.72¢	38.02¢	15.09¢
Based on fully diluted basis	44.10¢	18.72¢	38.02¢	15.09¢

	Group		Trust	
	FY 2007	**FY 2006**	**FY 2007**	**FY 2006**
Weighted average number of units for the year	1,383,615,784	1,058,647,346	1,383,615,784	1,058,647,346
Earnings per unit (EPU) Based on the weighted average number of units for the year	102.33¢	40.32¢	90.30¢	35.61¢
Based on fully diluted basis	102.33¢	40.32¢	90.30¢	35.61¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	4Q 2007	4Q 2006	FY 2007	FY 2006
Number of units in issue as at end of period/year	1,384,692,369	1,382,389,511	1,384,692,369	1,382,389,511
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period/year	2.33¢	2.04¢	8.70¢	7.33¢

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		Trust	
	31 Dec 2007	31 Dec 2006	31 Dec 2007	31 Dec 2006
NAV per unit	S$2.84	S$1.89	S$2.69	S$1.85
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$2.80	S$1.86	S$2.64	S$1.83

8 Review of the performance

	Group			
	4Q 2007 S$'000	**4Q 2006** S$'000	**FY 2007** S$'000	**FY 2006** S$'000
Statement of Total Return				
Gross revenue	62,028	56,369	240,078	155,722
Property operating expenses	(17,627)	(15,592)	(66,082)	(41,054)
Net property income	44,401	40,777	173,996	114,668
Interest income	318	305	1,224	1,115
Other income	-	-	428	-
Gain/(Loss) from re-measurement of derivatives	1,357	(3,060)	(6,121)	(5,600)
Manager's management fees	(3,744)	(3,157)	(13,646)	(7,833)
Trust expense	(2,731)	88	(5,823)	(1,544)
Borrowing costs	(12,570)	(12,072)	(49,293)	(30,461)
Gain on sale of investment property	-	-	625	-
Loss on disposal of subsidiary	(241)		(241)	
Net income before share of profit of associate	**26,790**	**22,881**	**101,149**	**70,345**
Share of profit of associate (net of tax)	7,725	-	8,982	-
Net income	**34,515**	**22,881**	**110,131**	**70,345**
Net change in fair value of investment properties	575,617	235,873	1,305,837	356,538
Total return for the period/ year before income tax	**610,132**	**258,754**	**1,415,968**	**426,883**
Income tax	447	22	(73)	(47)
Total return for the period/ year after income tax	**610,579**	**258,776**	**1,415,895**	**426,836**
Distribution Statement				
Net income before share of profit of associate	**26,790**	**22,881**	**101,149**	**70,345**
Net tax adjustments	1,094	5,277	14,436	8,757
Adjustments	4,458	77	4,837	(230)
Income available for distribution to unitholders	32,342	28,235	120,422	78,872
Distributable income to unitholders	**32,342**	**28,235**	**120,422**	**78,872**
Earnings per unit (cents)	44.10¢	18.72¢	102.33¢	40.32¢
Distribution per unit (cents)	2.33¢	2.04¢	8.70¢	7.33¢

82 - 4507

Review of performance 4Q 2007 vs 4Q 2006

Gross revenue of S$62.0 million for 4Q 2007 was higher than 4Q 2006 by S$5.7 million or 10.0%. This was mainly due to higher rental income of S$5.2 million and higher car park income of S$0.5 million.

Property operating expenses of S$17.6 million was higher in 4Q 2007 by S$2.0 million or 13.1%. This was mainly due to higher property tax, maintenance cost and marketing fee incurred.

Trust expense of S$2.7 million was higher in 4Q 2007 by S$2.8 million or 3,203% due to higher professional fees incurred for the establishment of multicurrency medium term note programme ("MTN Programme") and unitholders' expenses incurred. Borrowing costs of S$12.6 million were higher in 4Q 2007 by S$0.5 million or 4.1% due mainly to additional short term borrowings and higher interest costs arising from the S$153.3 million term loan which reverted to floating rate in March 2007. Interest rate swap contracts for S$390 million had been put in place to fix the interest costs for periods of between 5 and 7 years, thus extending the weighted average term to expiry to 3.3 years as at 31 December 2007. This resulted in an average all-in interest rate of 3.9%.

Review of performance FY 2007 vs FY 2006

Gross revenue of S$240.1 million for FY 2007 was higher than FY 2006 by S$84.4 million or 54.2%. This was mainly due to the consolidation of CCT's 60% interest in RCS Trust (approximately S$68.4 million) which was acquired in September 2006 as well as higher rental income, car park income and other income from CCT's properties.

Property operating expenses of S$66.1 million for FY 2007 were higher than FY 2006 by S$25.0 million or 61.0%. This was mainly due to the consolidation of property operating expenses from CCT's 60% interest in the property operating expenses of RCS Trust, higher property tax, utility costs and maintenance cost incurred for CCT's properties.

Trust expenses of S$5.8 million was higher in FY 2007 by S$4.3 million or 277.1% due to higher professional fees and unitholders' expenses incurred. Borrowing costs of S$49.3 million were higher in FY 2007 by S$18.8 million or 61.8% due to the additional borrowings for RCS Trust (CCT's 60% interest amounting to S$519.6 million) as well as additional short term loan drawn down and higher interest cost due to the S$153.3 million term loan which was reverted to floating rate in March 2007.

Net change in fair value of investment properties

The total net gain in fair value of investment properties recognised in the Statement of Total Return for FY 2007 was S$1,305.8 million.

The net change in fair value of investment properties is a non tax-chargeable item and has no impact on the taxable income or distributable income to unitholders.

As at 1 December 2007, independent valuations were conducted by CB Richard Ellis for the CCT properties and Raffles City using the Capitalisation of Income Approach and Discounted Cash Flow analysis. The Direct Comparison Approach is used as a check against the derived values.

The portfolio (excluding Wisma Technip which was divested in September 2007) was valued at S$5,110.0 million as at 1 December 2007. The total book value prior to the revaluation as at 1 December 2007, was S$4,534.3 million which included the valuation of the portfolio as at 1 June 2007 and excluded the value of Wisma Technip. With the 1 December 2007 revaluation, additional net gain of S$575.6 million was recognised in the Statement of Total Return.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, valuations of investment properties are to be conducted at least once in every 12 months. Any increase or decrease in value is credited or charged to the Statement of Total Return as net change in fair value of investment properties.

Under the new FRS 40, which came into effect from 1 January 2007, all investment properties must be carried at fair value which should reflect the market conditions as at the balance sheet date. In view of the above, and for the purpose of full year statutory accounting reporting, desk-top valuations as at 1 December 2007 for the portfolio were carried out.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 July 2007 to 31 December 2007				FY 2007
	Group	Adjusted Group[1]			
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000
Gross rental income	109,931	109,171	108,487	0.6	212,466
Car park income	8,218	8,163	7,714	5.8	15,774
Other income	4,529	4,423	3,885	13.9	8,287
Gross revenue	**122,678**	**121,756**	**120,086**	**1.4**	**236,527**
Property management fees	(3,487)	(3,423)	(3,319)	3.1	(6,721)
Property tax	(11,838)	(11,781)	(12,464)	(5.5)	(20,845)
Other property operating expenses	(19,745)	(19,649)	(20,381)	(3.6)	(37,485)
Property operating expenses	**(35,070)**	**(34,853)**	**(36,164)**	**(3.6)**	**(65,051)**
Net property income	**87,608**	**86,903**	**83,922**	**3.6**	**171,476**
Interest income	666	521	343	51.8	1,044
Investment income	-	4,246	4,236	0.2	4,888
Other income	-	-	-	-	428
Loss from re-measurement of derivatives	(2,529)	(2,529)	(3,886)	(34.9)	(6,121)
Manager's management fees	(7,145)	(7,145)	(6,870)	4.0	(13,646)
Trust expenses	(4,047)	(3,943)	(2,447)	61.1	(5,502)
Borrowing costs	(25,226)	(24,682)	(24,864)	(0.7)	(48,097)
Gain on sale of investment property	625	-	-	-	-
Loss on disposal of subsidiary	(241)	-	-	-	-
Net income before share of profit of associate	**49,711**	**53,371**	**50,434**	**5.8**	**104,470**
Share of profit of associate (net of tax)	8,502	8,502	777	994.2	8,982
Net income	**58,213**	**61,873**	**51,211**	**20.8**	**113,452**
Net change in fair value of investment properties	575,617	575,619	-	-	1,304,958
Total return for the period/ year before income tax	**633,830**	**637,492**	**51,211**	**1,145**	**1,418,410**
Distribution Statement					
Net income before share of profit of associate	**49,711**	**53,371**	**50,434**	**5.8**	**104,470**
Net tax adjustments	7,132	7,132	8,141	(12.4)	14,436
Other adjustments	5,053	1,393	1,244	12.0	1,516
Income available for distribution to unitholders	**61,896**	**61,896**	**59,819**	**3.5**	**120,422**
Distribution per unit (in cents)					
For the period/year	**4.47¢**	**4.47¢**	**4.32¢**	**3.5**	**8.70¢**
Annualised	**8.87¢**	**8.87¢**	**8.57¢**	**3.5**	**8.70¢**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn accounted for as "Investment Income".

(2) The forecast for the period 1 July 2007 to 31 December 2007 is derived from the forecast shown in the CCT Circular dated 5 November 2007 for the acquisition of Wilkie Edge.

9(ii) Breakdown of total gross revenue (by property)

	Adjusted Group[1]			
	1 July 2007 to 31 December 2007			FY 2007
	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000
Capital Tower	22,300	22,180	0.5	43,492
6 Battery Road	20,084	19,612	2.4	38,362
HSBC Building	4,368	4,368	-	8,647
Starhub Centre	6,738	6,672	1.0	13,388
Robinson Point	3,807	3,739	1.8	7,173
Bugis Village	4,737	4,691	1.0	9,269
Golden Shoe Car Park	5,183	5,050	2.6	10,068
Market Street Car Park	3,473	3,339	4.0	6,730
Sub-Total	**70,690**	**69,651**	**1.5**	**137,129**
60% Interest in Raffles City	51,066	50,435	1.3	99,398
Total gross revenue	**121,756**	**120,086**	**1.4**	**236,527**

9(iii) Breakdown of net property income (by property)

	Adjusted Group[1]			
	1 July 2007 to 31 December 2007			FY 2007
	Actual S$'000	Forecast[2] S$'000	Change %	Actual S$'000
Capital Tower	14,711	13,892	5.9	29,323
6 Battery Road	14,380	13,537	6.2	27,749
HSBC Building	4,330	4,330	-	8,580
Starhub Centre	4,911	4,379	12.1	9,895
Robinson Point	2,662	2,516	5.8	4,973
Bugis Village	3,760	3,612	4.1	7,356
Golden Shoe Car Park	3,772	3,622	4.1	7,514
Market Street Car Park	2,506	2,308	8.6	5,040
Sub-Total	**51,032**	**48,196**	**5.9**	**100,430**
60% Interest in Raffles City	35,871	35,726	0.4	71,046
Total net property income	**86,903**	**83,922**	**3.6**	**171,476**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn accounted for as "Investment Income".

(2) The forecast for the period 1 July 2007 to 31 December 2007 is derived from the forecast shown in the CCT Circular dated 5 November 2007 for the acquisition of Wilkie Edge.

Review of the performance for period 1 July 2007 to 31 December 2007

Gross revenue of S$121.8 million was higher than forecast by S$1.7 million or 1.4% on a portfolio basis. This was due mainly to the contribution from increased rental income, car park income and other income.

Net property income of S$86.9 million was higher than forecast by S$3.0 million or 3.6% due to higher revenue and lower property operating expenses incurred. The property operating expenses of S$34.9 million were lower than forecast by S$1.3 million or 3.6%. This was mainly due to lower property tax, maintenance cost and tenancy work expenses incurred.

The trust expenses of S$3.9 million were higher than forecast by S$1.5 million or 61.1% due to higher professional fees incurred for the establishment of MTN Programme.

The net tax adjustment included the add-back of the loss from measurement of derivatives and the management fees paid in units (for RCS Trust) which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The growth of the Singapore economy moderated in 2007 bringing the full year growth to 7.5%, slower than the 7.9% expansion registered in 2006. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 6.0% on a year-on-year basis in 4Q 2007, following a 9.0% gain in the previous quarter. On a quarter-on-quarter seasonally adjusted annualized basis, real GDP fell by 3.2%, compared to 4.4% gain in 3Q 2007. This was the first quarterly decline since 2003.

The office market continued to strengthen in 4Q 2007. According to CB Richard Ellis ("CBRE"), prime rents averaged S$15.00 psf per month in 4Q 2007, reflecting an increase of 19.0% quarter-on-quarter and 92.4% increase year-on-year, far exceeding the 50.0% growth rate set in 2006. Similarly, Grade A rents grew 15.1% quarter-on-quarter and 96.5% year-on-year to average S$17.15 psf per month in 4Q 2007.

With the current office supply crunch, the average islandwide vacancy rate fell to a 10-year low of 7.3% as at end 3Q 2007. Demand for office space in 4Q 2007 was dominated by fund management companies, banks and oil & gas companies. However, most leasing transactions were typically below 10,000 sf due to limited pockets of vacant space available for lease within the CBD.

Following two years of strong increases, CBRE expects increasing tenants' resistance to rental escalations and more decentralisation to business parks. As a result, they expect growth in Grade A rents to moderate and reach S$18.50 psf per month by end 2008.

The losses sustained from the US sub-prime mortgage market has greatly affected financial institutions and hedge funds. This has led to a squeeze on the credit markets and a liquidity crunch which has inevitably affected the funding capacity of the real estate sector. As a result, the risk to real estate corporates would be the widening of credit spreads. Although credit spreads have widened, the SGD swap rates have fallen. Credit and interest rate risks have to be carefully managed to ensure that the overall borrowing costs is contained. As CCT only has S$162.1 million or 12.8% of loans maturing in 2008, CCT is cushioned against volatile interest rate movements.

Outlook for 2008

Notwithstanding the uncertainty of the effect of the US sub-prime mortgage market, the manager of CCT expects to perform better than the forecast distribution of 10.04 cents per unit for the financial year 1 January 2008 to 31 December 2008. This is due to the limited exposure to interest rate risk as well as the positive rent reversion. The forecast was made in the CCT Circular dated 5 November 2007 for the acquisition of Wilkie Edge.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for the period from 1 July 2007 to 31 December 2007
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	i) Taxable income distribution – 4.15 cents per unit ii) Tax-exempt income distribution – 0.32 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 18%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn and income distribution received from Quill Capita Trust.
Books closure date	1 February 2008
Date paid	29 February 2008

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? Yes.

Name of distribution	Distribution for the period from 1 September 2006 to 31 December 2006
Distribution type	iii) Taxable income iv) Tax-exempt income
Distribution rate	iii) Taxable income distribution – 2.673 cents per unit iv) Tax-exempt income distribution – 0.027 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn.
Books closure date	5 February 2007
Date paid	28 February 2007

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Segmented revenue and results for business or geographical segments (of the group)

The Group's business is investing in office buildings (Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, HSBC Building, Wisma Technip), car park buildings (Golden Shoe Car Park and Market Street Car Park) and mixed use development (Bugis Village and CCT's 60% interest in Raffles City). All the existing properties are located in Singapore except for Wisma Technip which is located in Kuala Lumpur, Malaysia. Wisma Technip was divested on 3 September 2007.

By business segments	**FY 2007** S$'000	**FY 2006** S$'000	**Change** %
Office buildings	114,613	105,842	8.3
Car park buildings	16,798	10,526[1]	59.6
Mixed-use development[2]	108,667	39,354	176.1
Total gross revenue	**240,078**	**155,722**	**54.2**

Footnotes

(1) The lower gross revenue in FY 2006 was due to the closure of retail space for asset enhancement works.

(2) The higher gross revenue from mixed-use development was mainly due to the consolidation of gross revenue of approximately S$68.4 million from CCT's 60% interest in RCS Trust.

By business segments	**FY 2007** S$'000	**FY 2006** S$'000	**Change** %
Office buildings	83,040	79,256	4.8
Car park buildings	12,554	6,882[1]	82.4
Mixed-use development[2]	78,402	28,530	174.8
Total net property income	**173,996**	**114,668**	**51.7**

Footnotes

(1) The lower net property income in FY 2006 was due to the closure of retail space for asset enhancement works.

(2) The higher net property income from mixed-use development was mainly due to the consolidation of net property income of approximately S$49.1 million from CCT's 60% interest in RCS Trust.

By geographical segments	FY 2007 S$'000	FY 2006 S$'000	Change %
Singapore	236,527	152,229	55.4
Malaysia	3,551	3,493	1.7
Total gross revenue	**240,078**	**155,722**	**54.2**

By geographical segments	FY 2007 S$'000	FY 2006 S$'000	Change %
Singapore	171,476	112,188	52.8
Malaysia	2,520	2,480	1.6
Total net property income	**173,996**	**114,668**	**51.7**

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Refer to the review of actual performance on page 19 (paragraph 8).

15 Breakdown of gross revenue and net income

	FY 2007 S$'000	FY 2006 S$'000	Change %
Gross revenue reported for first half year	117,400	60,768	93.2
Net income for first half year	51,918	36,533	42.1
Gross revenue reported for second half year	122,678	94,954	29.2
Net income for second half year	58,213	33,812	72.2

16 Breakdown of the total distribution for the financial year ended 31 December 2007

	FY 2007 S$'000	FY 2006 S$'000
In respect of the period:		
1 July 2007 to 31 December 2007[1]	-	-
1 January 2007 to 30 June 2007	58,524	-
1 September 2006 to 31 December 2006	37,325	-
1 January 2006 to 31 August 2006	-	41,497
1 July 2005 to 31 December 2005	-	31,997

Footnote
(1) Refer to distributions on page 25 (paragraph 11(a))

CAPITACOMMERCIAL TRUST
2007 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
24 January 2008

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
24 January 2008

CapitaCommercial Trust's Full Year 2007 DPU Increases by 18.7% from 2006

- Growth underpinned by higher rental income

Singapore, 24 January 2008 – The manager of CapitaCommercial Trust (CCT), CapitaCommercial Trust Management Limited (the CCT Manager), is pleased to announce that, for the financial year ended 31 December 2007 (FY 2007), CCT has achieved a distributable income of S$120.4 million and that the full year distribution per unit (DPU) of 8.70 cents has exceeded FY2006 DPU of 7.33 cents by 18.7%. This is a distribution yield of 4.5% based on the closing price of S$1.95 per unit on 23 January 2008. For the financial period from 1 October 2007 to 31 December 2007 (4Q 2007), the distributable income is S$32.3 million which translates to a DPU of 2.33 cents, an increase of 14.2% from 2.04 cents in 4Q 2006.

For the financial period from 1 July 2007 to 31 December 2007, the distributable income and DPU were 3.5% above forecast. CCT's distribution of 4.47 cents for the six-month period from 1 July 2007 to 31 December 2007 is expected to be distributed to unitholders on or around 29 February 2008. The books closure date is on 1 February 2008.

CCT's adjusted net asset value (NAV) per unit, excluding this distributable income to unitholders, registered a significant increase of 50.5% from S$1.86 as at 31 December 2006 to S$2.80 as at 31 December 2007. This is due to a S$1.3 billion fair value gain on revaluation of its investment properties. CCT's total asset size is now S$5.3 billion.

Summary of CCT's FY 2007 Results[1]

	FY2007	4Q 2007 vs 4Q 2006			1 July 2007 to 31 December 2007		
	Actual S$'000	**4Q 2007** S$'000	**4Q 2006** S$'000	**Var.** %	**Actual** S$'000	**Circular Forecast** S$'000	**Var.** %
Gross Revenue	236,527	62,028	56,369	10.0	121,756	120,086	1.4
Net Property Income	171,476	44,401	40,777	8.9	86,893	83,922	3.6
Distributable Income	**120,422**	**32,342**	28,235	14.5	**61,896**	59,819	**3.5**
Distribution Per Unit							
For the period	8.70¢	2.33¢	2.04¢	14.2	4.47¢	4.32¢	3.5
Annualised	8.70¢	9.24¢	8.10¢	14.1	8.87¢	8.57¢	3.5
Distribution Yield							
Based on S$1.95 per unit (closing price as at 23 January 2008)	4.5%	NM	NM	N.A.	4.5%	NM	N.A.

Note:

(1) The results for financial period 1 July 2007 to 31 December 2007 and financial year 2007 are on adjusted Group basis, while the fourth quarters 2006 and 2007 are on Group basis.

Mr Richard Hale, Chairman of CapitaCommercial Trust Management Limited, said, "CapitaCommercial Trust's distribution per unit for the financial year 2007 is a robust 18.7% year-on-year increase. This is a result of our proactive asset management strategy and the strong Singapore office market which has seen improved rentals over the past 12 to 18 months. We remain committed to our tenants who are our key partners and will continue to look for ways to support them. We are also continually seeking opportunities to enhance the value of the existing portfolio, and are currently evaluating the financial viability of redeveloping Market Street Car Park into a state-of-the-art office building. We will focus on the environmental sustainability of CCT's properties and implement new initiatives. Overseas, our investment through Quill Capita Trust has generated good returns and this is now one of the fastest growing REITs in Malaysia with an expanded quality portfolio. Looking ahead, we will continue our efforts to deliver long term growth, stable distributions and sustainable total returns. For 2008, we are confident of delivering the projected distribution per unit of 10.04 cents to unitholders."

Ms Lynette Leong, CEO of the CCT Manager, said, "CCT has performed well in 2007 given the strong demand for office space in Singapore. Average Grade A and prime office rents rose by 96.5% and 92.4%, respectively, year-on-year. The CCT portfolio has

benefited from the increased rental rates and its strong occupancy rate of 99.6% will underpin robust rental income growth over the next few years. In addition, we are experiencing strong leasing interest, including our property under development, Wilkie Edge. Although Wilkie Edge, our latest acquisition, is scheduled to be completed in 4Q 2008, we have already secured commitments for more than 50% of the office space. Our prudent capital management policy also serves as a solid foundation in the current challenging credit market environment. CCT's interest rate exposure is small as over 80% of total borrowings are on fixed rates and no major refinancing is required till March 2009. In addition, CCT's low gearing of 23.9% provides CCT with a sizeable debt capacity to support any new asset growth strategy. Besides growing organically, CCT will continue, though more discerningly given the current market environment, to seek quality and yield-accretive assets in Singapore and key cities in Asia."

- END -

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$2.7 billion based on the closing price of S$1.95 per unit on 23 January 2008. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. With a total asset size of S$5.3 billion, CCT's portfolio comprises nine prime properties in Singapore's Central Business District and Downtown Core. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park. In addition, CCT is a substantial unitholder of QCT with a 30% stake and has a 7.4% stake in the Malaysia Commercial Development Fund (MCDF). QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with a portfolio of six commercial properties in Cyberjaya and Kuala Lumpur. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited (Co registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CCT Manager is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed at **5.00 p.m.** on **Friday, 1 February 2008** (the "**Books Closure Date**") for the purpose of determining unitholders' entitlements to CCT's distribution of 4.47 cents per unit in CCT ("**Unit**") for the period of 1 July 2007 to 31 December 2007 (the "**Distribution**").

Holder of CCT units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited are credited with Units as the Books Closure Date will be entitled to the Distribution to be paid on **Friday, 29 February 2008.**

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise two types of distribution - distribution of taxable income ("**taxable income distribution**") and distribution of tax-exempt income ("**tax-exempt income distribution**").

The tax-exempt income distribution is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from such distribution.

Tax will be deducted at source from the taxable income distribution in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such distribution, which is referred therein as "distribution".

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross distribution, i.e. no tax will be deducted at source. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from the unit registrar of CCT, Boardroom Corporate & Advisory Services Pte. Ltd., and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form A, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), and CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**") will be obliged to deduct tax at the rate of 18 per cent. from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (Non-Individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their distribution net of 10 per cent. tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 per cent. from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10 per cent. tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and the Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form B to Boardroom Corporate & Advisory Services Pte. Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 per cent. from the distribution if Form B is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 18 per cent. tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 6 February 2008.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd.'s office by **5.00 p.m.** on **Tuesday, 19 February 2008** in order to receive a gross distribution or a distribution net of 10 per cent. tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution is considered as income for the year 2007. Beneficial owners of the distribution, other than those who are exempt from tax on the distribution or who are entitled to the reduced tax rate of 10 per cent., are required to declare the gross distribution as taxable income in their income tax return for the year of assessment 2008.

82 - 4507

IMPORTANT DATES AND TIMES

1 February 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CCT
By 19 February 2008 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 February 2008	Payment of Distribution

For enquiries, please contact Ms Ho Mei Peng (email : ho.meipeng@capitaland.com.sg) at 6536 1188 or visit our website at <www.cct.com.sg>.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
24 January 2008

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaCommercial Trust Management Limited (the "**Manager**"), as manager of CapitaCommercial Trust ("**CCT**") wishes to announce that the Manager has obtained new independent valuations, as of 1 December 2007, for all properties owned by CCT.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 December 2007
Valuer	CB Richard Ellis (Pte) Ltd

Description of Property	**Valuation (S$' million)**
Capital Tower 168 Robinson Road	1,224.0
6 Battery Road	1,249.0
Starhub Centre 51 Cuppage Road	350.0
Robinson Point 39 Robinson Road	218.0
HSBC Building 21 Collyer Quay	270.0
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	72.4
Golden Shoe Car Park 50 Market Street	114.0
Market Street Car Park 146 Market Street	61.0

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
24 January 2008

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust


Raffles City
Bugis Village

Full Year 2007 Financial Results

24 January 2008

CapitaCommercial Trust

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Important Notice

This presentation is focused on comparing actual results versus forecasts stated in the CCT's Circular dated 5 November 2007. This shall be read in conjunction with paragraph 9 of CCT's 2007 Fourth Quarter Unaudited Financial Statement Announcement.

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

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Agenda

- FY 2007 Financial Results
- Portfolio Update
- Raffles City Phase 1 Asset Enhancement Update
- Additional Information – CCT Portfolio

CapitaCommercial Trust

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FY 2007
Financial Results

CapitaCommercial Trust

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FY 2007 Outperformed FY 2006 by 18.7%

	Actual		
	FY 2007 S$'000	FY 2006 S$'000	Var. %
Gross Revenue	236,527	152,229	55.4
Net Property Income	171,476	112,188	52.8
Distributable Income	120,422	78,872	52.7
Distribution Per Unit	**8.70¢**	**7.33¢**	**18.7**
Distribution Yield	3.6%[1]	2.8%[2]	

Notes:
1. Based on CCT unit closing price of S$2.44 as at 31 December 2007
2. Based on CCT unit closing price of S$2.62 as at 29 December 2006

CapitaCommercial Trust

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Outperforming Forecast; Delivering Higher DPU Year-on-Year


15.4%
18.7%
7.6%
7.8%
DPU (cents)
10.00
9.00
8.00
7.00
6.00
5.00
5.68 1
6.32
6.31 2
6.81
7.02 3
7.33
8.55 4
8.70
10.04 4
15 May to 31 Dec 2004 (Annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 31 Dec 2007
FY2008 Forecast
Forecast
Actual

Notes:
1. As stated in CCT's Introductory Document dated 16 March 2004
2. As stated in CCT's Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
3. As stated in the Circular dated 15 August 2006 for the equity fund raising fund of Raffles City
4. Based on the forecast shown in the Unitholder Circular dated 5 November 2007 for the proposed acquisition of Wilkie Edge

CapitaCommercial Trust

4Q 2007 DPU Up by 14.2% Q-on-Q

	Actual		
	4Q 2007 S$'000	4Q 2006 S$'000	Var. %
Gross Revenue	62,028	56,369	10.0
Net Property Income	44,401	40,777	8.9
Distributable Income	32,342	28,235	14.5
Distribution Per Unit	**2.33¢**	**2.04¢**	**14.2**
Annualised DPU	9.24¢	8.10¢	14.1

CapitaCommercial Trust

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2H 2007 DPU of 4.47¢ Exceeded Forecast by 3.5%

	1 Jul 2007 to 31 Dec 2007			FY 2007
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	121,756	120,086	1.4	236,527
Net Property Income	86,903	83,922	3.6	171,476
Distributable Income	61,896	59,819	3.5	120,422
Distribution Per Unit	**4.47¢**	**4.32¢**	**3.5**	**8.70¢**
Annualised DPU	8.87¢	8.57¢	3.5	
Distribution Yield[2]	3.6%	3.5%		

Notes:
1. The forecast shown in the Circular dated 5 November 2007 for the acquisition of Wilkie Edge
2. Based on CCT unit closing price of S$2.44 as at 31 December 2007

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CapitaCommercial Trust

Distribution Details

Distribution Period	From 1 Jul 2007 to 31 Dec 2007
Distribution Per Unit	4.47 cents Taxable - 4.15 cents Tax-exempt - 0.32 cents

Distribution Timetable

Trading on "Ex" Basis	30 January 2008
Books Closure Date	1 February 2008
Distribution Payment Date	29 February 2008

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CapitaCommercial Trust

Asset Value Increase By 14%

S$'million	Valuation as at 1 Jun 2007	Valuation as at 1 Dec 2007	Variance %
Capital Tower	1,090.0	1,224.0	12%
6 Battery Road	1,031.0	1,249.0	21%
HSBC Building	229.6	270.0	18%
Starhub Centre	295.0	350.0	19%
Robinson Point	169.0	218.0	29%
Bugis Village	70.0	72.4	3%
Golden Shoe Car Park	110.0	114.0	4%
Market Street Car Park	59.0	61.0	3%
Raffles City - 100%	2,411.0	2,586.0	7%
Raffles City - 60%	1,446.6	1,551.6	7%
Portfolio	**4,500.2**	**5,110.0**	**14%**

Note: Market Valuation as at 1 Dec 2007

CapitaCommercial Trust

NAV Increased 17% With Asset Valuation

Fair value gain

S$575.6m

- ❑ Mainly due to increase in office rental rates
- ❑ Portfolio asset value increase by 14%[1]
- ❑ Adjusted NAV[2] increased by 17% to S$2.80 per unit from S$2.39 per unit in Jun 2007
- ❑ Increase is credited to statement of total return, but has NO IMPACT on distributable income

Notes:
1. Comparing the 1 December 2007 valuation against the aggregated value of assets based on 1 June 2007 valuation
2. Adjusted NAV is net of the distributable income to be paid by 29 February 2008

CapitaCommercial Trust

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Total Assets at S$5.3 b; NAV at S$2.80

	31 Dec 2007 S$'000	30 Sep 2007 S$'000	31 Dec 2006 S$'000
Non-current assets[1]	5,238,359	4,579,071	3,844,534
Current assets[2]	40,374	92,553	47,223
Total assets	**5,278,733**	**4,671,624**	**3,891,757**
Current liabilities[3]	220,725	194,917	131,919
Non-current liabilities	1,120,386	1,150,313	1,147,424
Net assets	**3,937,622**	**3,326,394**	**2,612,414**
Unitholders' funds	**3,937,622**	**3,326,394**	**2,612,414**

NAV	
31 December 2007	$ 2.84
30 September 2007	$ 2.40
31 December 2006	$ 2.39
Adjusted NAV [4]	
31 December 2007	$ 2.80
30 September 2007	$ 2.38
31 December 2006	$ 1.86

Notes:
1. The increase is due to the net change in fair value of investment properties and progress payments for acquisition of Wilkie Edge, offset by the sales of Wisma Technip
2. The decrease is mainly due to lower cash and cash equivalent due to the financing of AEI in Raffles City
3. The increase is due to the drawn down of bridge loan amounting to S$19.5 million from DBS Bank to part finance the payment of Wilkie Edge and the accrual of cost on AEI in Raffles City
4. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

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Robust Financial Ratios

	As at 31 Dec 2007	As at 30 Sep 2007
Total debt (S$'mil)	1,261.7	1,242.2
Gearing ratio[1]	23.9%	26.7%
Interest service coverage ratio[2]	3.3 times	3.3 times
Average cost of debt	3.9%	3.9%
Average fixed rate term to expiry[3]	3.3 years	3.6 years
Corporate Rating (Moody's)	"A3"	"A3"

Notes:
1. Ratio of borrowings of CCT Trust and RCS Trust (60%) over total deposited properties of CCT Trust and RCS Trust (60%)
2. Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)
3. Average fixed rate term to expiry of CCT Trust and RCS Trust, where applicable

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CapitaCommercial Trust

Low Refinancing & Interest Rate Exposure



60.0%
45.0%
30.0%
15.0%
0.0%
0.0%
12.8%
46.0%
0.0%
41.2%
2007
2008
2009
2010
2011
CCT
CCT's 60% interest in the borrowings of RCS Trust

Debt Maturity Profile
Well spread out exposure

Locked in S$100m (8%) for 3 years to mature 2011



86%
86%
72%
72%
29%
29%
2007
2008
2009
2010
2011
2012

Interest Rate Exposure
86% fixed until March 2009

CapitaCommercial Trust

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Total Return – Stable Performance

Price performance


150
100
50
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Volume
CCT
STI
SESPROP

Source: Bloomberg as at 9 January 2008

Total Return[1]	Since Listing[2]
CCT	**144%**
SESProp Index	247%
STI Index	115%
MSCI Singapore (no dividends)	85%

Notes:
1. Total return calculated based on unit/share price appreciation and distributions reinvested in stock/index
2. CCT's listing date was 11 May 2004

CapitaCommercial Trust

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Portfolio Update

CapitaCommercial Trust

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Significantly Higher Rent Reversions (Office)

Renewals and New Leases Committed[1] (1 Jan to 31 Dec 2007)

Office	% of Portfolio NLA
Renewals	16.5%
New Leases	4.9%



140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
17.4%
36.8%
93.4%
130.8%
Office Rentals Committed for Renewals
Office Rentals Committed for New Leases
Forecast Rents
Preceding Rents

Notes:
1. Including leases commencing in 2008
2. The forecast is based on the management's forecast in the Circular dated 5 November 2007for the acquisition of Wilkie Edge
3. Exclude leases committed for new space arising from asset enhancement work

CapitaCommercial Trust

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Significantly Higher Rent Reversions (Retail)

Renewals and New Leases Committed[1] (1 Jan to 31 Dec 2007)

Retail	% of Portfolio NLA
Renewals	4.8%
New Leases	1.1%



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
3.8%
15.1%
33.6%
54.5%
Retail Rentals Committed for Renewals
Retail Rentals Committed for New Leases
Forecast Rents
Preceding Rents

Notes:

1. Including leases commencing in 2008
2. The forecast is based on the management's forecast in the Circular dated 5 November 2007for the acquisition of Wilkie Edge
3. Exclude leases committed for new space arising from asset enhancement work

CapitaCommercial Trust

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Strong Uptrend in Rental Rates

	Rental Rates Committed in 3Q 2007[1] (S$ psf pm)	Rental Rates Committed in 4Q 2007[1] (S$ psf pm)	Current Asking Rent (S$ psf pm)	Est. Average Micro-Market Rent[2] (S$ psf pm)
6 Battery Road	16.50 - 17.50	17.80 - 18.50	20.50	16.30
Capital Tower	4.75[3] - 7.80[4]	7.04[3]	16.00	10.30
Raffles City Tower	9.40 - 14.50	15.00 - 15.90	16.50 - 17.50	10.60
Robinson Point	9.00	11.00	12.50	10.30

Notes:
1. Including leases commencing in 2008
2. Estimated average micro-market rent as at 31 Dec 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space
3. The lease was subjected to rental cap
4. For the leasing of an unconventional office space

CapitaCommercial Trust

Forecast Healthy Office Absorption Through 2012

- ❑ CBRE projected annual take-up for 2007-2012 is 1.6 mil sq ft
- ❑ Occupancy rates expected to remain in the range of 91% to 95%
- ❑ Demand as at end-3Q 2007 – 1.9 mil sq ft
- ❑ Past 10 year average demand – 1.28 mil sq ft

Singapore Private Office Space (Central Area) -- Demand, Supply & Vacancy



Office Space (mil sq ft)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual supply ('95-'06): 1.2 mil sq ft
Supply Forecast & Projected Take-up
4.4
2.4
0.3
0.8
0.9
0.5
MBFC Phase 1 (1.62 mil sq ft)
MBFC Phase 2 (1.4 mil sq ft),
Ocean Financial Centre (850,000 sq ft)
LPA at Marina View (833,000 sq ft)
LPB at Marina View (727,000 sq ft)
Supply
Demand
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2Q07
2H07
2008
2009
2010
2011
2012

Source: URA, CBRE & CapitaLand Research (October, November, December 2007)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

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Strong Demand for Office Space

- "Citi Singapore untouched by global storm: country head.. No job cuts here as growth remains strong… Asia is the single largest contributor to Citi's business, outside the US, at 17% last year."

  Piyush Gupta, Citi Singapore country officer in Business Times, 19 Jan 2008

- Swiss wealth manager, Bank Julius Baer leased the 26,000 sq ft of office space at Harbourfront premise "as part of its business continuity plan strategy"…"would continue to operate out of its office at One George Street."

  Ms Lim Li Koon, Julius Baer in Business Times, 3 Jan 2008

- US-based global engineering, construction and diversified services company Flour Daniel leasing 15,000 sq ft at 80 Robinson Road

- US-based drug development services company PharmaNet relocating to 5,000 sq ft premises at Springleaf Tower

  As reported in The Business Times, article titled "High rentals don't worry some MNCs", 3 Jan 2008

Singapore's position as global financial hub is key economic driver

CapitaCommercial Trust

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Prime Office Rent Surpasses 1996 Market Peak - S$9.90; Exceeded 1990 Market Peak - S$11.50

	4Q 2007	Vs 4Q 2006	Vs 3Q 2007
Prime	$15.00 psf pm	Up 92.4%	Up 19.0%
Grade A	$17.15 psf pm	Up 96.5%	Up 15.1%

Average Prime Office Rents (Singapore Market)



$17.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Rent $ psf per month
$15.00
$7.81
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: CBRE (4Q 2007)

Forecast that Grade A office rents could average S$18.50 by end-2008

CapitaCommercial Trust

Office Lease Expiries Offer Rent Upside

Leases up for Renewal (By Gross Rental Income) as at 31 Dec 2007


56.9% in 2008/2009
30.0%[1]
21.8%
31.5%
4.1%
12.6%
2008
2009
2010
2011
2012 and Beyond

Note:
1. Excludes a lease expiring beyond 2011 (representing 5.1% of office gross rental income) which is subject to a rent review in 2008

CapitaCommercial Trust

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Well Dispersed Lease Expiries

Leases up for Renewal (By Gross Rental Income) as at 31 Dec 2007


17.9% 1
4.6%
12.9%
9.6%
18.7%
11.2%
2.4%
0.4%
7.5%
0.5%
14.1%
2008
2009
2010
2011
2012 and Beyond
Office
Retail 2
Hotels and Convention Centre 3

Notes:
1. Excludes a lease expiring beyond 2011 (representing 3.1% of the total gross rental income) which is subject to a rent review in 2008
2. Excludes turnover rent
3. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

CapitaCommercial Trust

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Upside Potential with Current Average Rent

Average Gross Rental Rate of Expiring Leases[1] vs Micro-Market Rent[2]



Capital Tower
Micro-Market Rent: S$10.30
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.44
$4.72
$5.55
4%
8%
44%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



6 Battery Road
Micro-Market Rent: S$16.30
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
$5.57
$7.49
$10.54
27%
27%
24%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Robinson Point
Micro-Market Rent: S$10.30
100%
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.00
$4.71
$6.15
53%
8%
38%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Raffles City Tower
Micro-Market Rent: S$10.60
100%
80%
60%
40%
20%
0%
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
3.24
3.41
5.26
8%
53%
37%
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:
1. Lease expiry by gross rental income as at 31 Dec 2007
2. Estimated average micro-market rent as at 31 Dec 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space

CapitaCommercial Trust

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Stable Portfolio Diversification

> 75% of Gross Revenue[1] from Grade A assets



Starhub Centre
5.7%
6 Battery Road
16.2%
Golden Shoe Car Park
4.3%
Bugis Village
3.9%
Capital Tower
18.4%
HSBC Building
3.7%
Robinson Point
3.0%
Market Street Car Park
2.8%
Raffles City[2]
42.0%

Notes:
1. Based on Gross Revenue for the period 1 Jan 2007 to 31 Dec 2007
2. Represents CCT's interest of 60.0% in Raffles City

CapitaCommercial Trust

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Balanced Office Trade Mix

CCT's Office Trade Mix[1]


Car Park Income
19.4%
Government & Government Linked Office
11.1%
Others
8.4%
IT Services & Consultancy/Internet Trading
6.2%
Real Estate & Property Services
5.5%
Business Management/Consultancy Services/Business Activities
4.6%
Telecommunications
3.2%
Legal
2.6%
Education
1.9%
Ancillary Food & Beverage
1.8%
Banking, Insurance & Financial Services
35.4%

Note:
1. Based on monthly gross rental income as at 31 Dec 2007 for the office component including car park income from Golden Shoe Car Park and Market Street Car Park for the month ended 31 Dec 2007

CapitaCommercial Trust

Strong Occupancy Rates Across Portfolio

Almost 100% Committed Occupancy as at 31 Dec 2007

Property	31 Mar 2007 (%)	30 Jun 2007 (%)	30 Sep 2007 (%)	31 Dec 2007 (%)
Capital Tower	99.2[1]	99.8	100.0	100.0
6 Battery Road	100.0	98.4	99.9	99.9
Starhub Centre	100.0	100.0	99.8[2]	99.0[3]
Robinson Point	100.0	100.0	100.0	100.0
Bugis Village	95.3	97.3	100.0	99.1[4]
Golden Shoe Car Park	98.0	100.0	94.6[5]	96.4
Market Street Car Park	95.6	98.4	97.1	95.4[6]
HSBC Building	100.0	100.0	100.0	100.0
Raffles City	99.4	99.9	100.0	99.3
- Raffles City Tower	99.2	100.0	100.0	98.7[7]
- Raffles City Shopping Centre	99.6	99.8	100.0	100.0
Portfolio Committed Occupancy	**99.4**	**99.5**	**99.9**	**99.6**
Market Occupancy (URA Index)	**90.9**	**92.0**	**92.7**	- [8]

Notes:
1. Part of the ancillary retail space was undergoing reconfiguration works for new tenancies
2. Due to creation of additional unit
3. Due to 2 vacant retail and 1 office units which are currently being marketed
4. Due to 1 vacant office unit which is currently being marketed
5. Due to reconfiguration of the petrol kiosk and creation of additional space
6. Due to the redevelopment as announced on 3 Jan 2007, Marketing will not be leasing the vacant units
7. Due to pre-termination of a lease
8. URA has yet to release the island-wide office space occupancy rate for 4Q2007

Raffles City Phase 1 Asset Enhancement Update

CapitaCommercial Trust

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Raffles City Singapore
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$62.4 million	2nd Quarter 2007	4th Quarter 2007

Gross Revenue (net of rental loss from car park income)	**S$10.1 million**
Net Property Income	**S$7.6 million**
Capital Expenditure	**S$62.4 million**
Return on Investment	**12.2%**
Capital Value of AEI (assumed at 5.5% capitalisation rate)	**S$138.3 million**
Increased in Value (net of investment cost)	**S$75.9 million**

CapitaMall Trust
CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586

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Additional Information - CCT Portfolio

CapitaCommercial Trust

82 - 4507

Focus on Office/Commercial Assets

CCT's focus is owning and investing in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes

Major usage mix for CCT properties
By Monthly Gross Rental Income[1] (for the month of Dec 2007)



Office, 56.8%
Car Park[2] Income, 4.0%
Hotels & Convention Centre, 13.7%
Retail, 25.5%

Notes:
1. Excludes turnover rent
2. Refers to the car park income from Golden Shoe Car Park and Market Street Car Park only

CapitaCommercial Trust

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Gross Revenue - By Asset

	1 Jul 2007 to 31 Dec 2007			Actual
	Actual S$'000	Forecast[1] S$'000	Var. %	4Q 2007 S$'000
Capital Tower	22,300	22,180	0.5	11,332
6 Battery Road	20,084	19,612	2.4	10,372
HSBC Building	4,368	4,368	-	2,184
Starhub Centre	6,738	6,672	1.0	3,380
Robinson Point	3,807	3,739	1.8	1,988
Bugis Village	4,737	4,691	1.0	2,402
Golden Shoe Car Park	5,183	5,050	2.6	2,587
Market Street Car Park	3,473	3,339	4.0	1,724
Sub-Total	70,690	69,651	1.5	35,969
60% Interest in RCS	51,066	50,435	1.3	26,061
Gross Revenue	121,756	120,086	1.4	62,030

Note:
1. Under-going asset enhancement work during 4Q 2006

CapitaCommercial Trust

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Net Property Income - By Asset

	1 Jul 2007 to 31 Dec 2007			Actual
	Actual S$'000	Forecast[1] S$'000	Var. %	4Q 2007 S$'000
Capital Tower	14,711	13,892	5.9	7,640
6 Battery Road	14,380	13,537	6.2	7,572
HSBC Building	4,330	4,330	-	2,161
Starhub Centre[2]	4,911	4,379	12.1	2,389
Robinson Point	2,662	2,516	5.8	1,437
Bugis Village	3,760	3,612	4.1	1,916
Golden Shoe Car Park	3,772	3,622	4.1	1,837
Market Street Car Park	2,506	2,308	8.6	1,231
Sub-Total	51,032	48,196	5.9	26,183
60% Interest in RCS	35,871	35,726	0.4	18,223
Net Property Income	86,903	83,922	3.6	44,406

Notes:
1. Higher net property income due to higher rental rates achieved
2. Higher net property income due to higher rental rates achieved
3. Under-going asset enhancement work in 4Q 2006

CapitaCommercial Trust

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Quality Top 10 Tenants – Portfolio

Top 10 Committed Tenants as at 31 Dec 2007

Tenants	Lease Expiry Date[1]	% of Gross Rental Income
RC Hotels (Pte) Ltd	Dec 2007[2], Feb 2008[3], Jul 2008 Jun 2010, Jul 2010, Nov 2016	14.4%
Government of Singapore Investment Corporation Private Limited	Jan 2008[4]	6.0%
Standard Chartered Bank	Jan 2008[5], Oct 2009, Dec 2009, Feb 2010, Oct 2010, Jan 2020	5.5%
Robinson & Company (Singapore) Private Limited[6]	Mar 2010	5.1%
The Hongkong and Shanghai Banking Corporation Limited	Apr 2012	4.1%
JPMorgan Chase Bank, N.A.	Dec 2010	3.6%
Economic Development Board [7]	Feb 2008[8], Jun 2009	3.1%
CapitaLand Group[9]	Jun 2008, Jul 2009, Jan 2010	2.3%
Nomura Singapore Limited	May 2008, Nov 2011	2.2%
Cisco System (USA) Pte. Ltd.	Feb 2010	2.2%
Top 10 Tenants		**48.6%**
Other Tenants		**51.4%**
TOTAL		**100.0%**

*Based on gross rental income (excluding turnover rent) for the month of Dec 2007

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Tenant has renewed for a period of 2 years
3. Tenant will not be renewing upon lease expiry and will be replaced by a new tenant
4. Tenant has renewed for a period of 7 years
5. Tenant has renewed for a period of 3 years
6. Comprises Robinsons & Company (Singapore) Private Limited, and John Little Private Limited
7. Comprises Economic Development Board and TIF Ventures Pte Ltd, an indirect wholly-owned subsidiary
8. This constitutes 2.3% of total tenant's leased area and will be replaced by a new tenant upon lease expiry
9. Comprises CapitaLand Limited and CapitaLand Commercial Limited

CapitaCommercial Trust

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Established S$1.0 b Multicurrency MTN

- Allow to issue notes in series or tranches in Singapore dollars, United States dollars or any other currency from time to time
- Net proceeds from the issue of the Notes (after deducting issue expenses) will be on lent to CCT
- CCT will use the proceeds to
  - refinance existing borrowings,
  - finance/refinance investments of the CCT
  - on-lend to any trust, fund or entity in which the CCT has an interest
  - finance/refinance any asset enhancement works initiated by CCT or such trust, fund or entity in which CCT has an interest and for the general working capital of CCT
- MTN Programme has been assigned a rating of "Baa1" by Moody's Investors Service

CapitaCommercial Trust

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2008 07:33:39
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation Slides - Full Year 2007 Financial Results of Raffles City, Singapore"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.Slides.RCS.Trust4Q07.24Jan08.pdf Total size = **443K** (2048K size limit recommended)

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Raffles City Singapore

24 January 2008

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Performance of RCS Trust – 4Q 2007

	1 October 2007 to 31 December 2007			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**26,059**	**25,430**	**2.5**	**43,433**
- Office	4,302	4,293	0.2	7,170
- Retail	10,223	10,181	0.4	17,039
- Hotel	10,477	10,302	1.7	17,462
- Others	1,057	654	61.6	1,762
Net Property Income	**18,223**	**18,078**	**0.8**	**30,371**

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

Performance of RCS Trust – 2H 2007

	1 July 2007 to 31 December 2007			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**51,066**	**50,435**	**1.3**	**85,110**
- Office	8,289	8,280	0.1	13,815
- Retail	20,145	20,103	0.2	33,575
- Hotel	20,632	20,456	0.9	34,387
- Others	2,000	1,596	25.3	3,333
Net Property Income	**35,871**	**35,726**	**0.4**	**59,785**

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

CapitaCommercial Trust

CapitaMall Trust

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Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2007 to 31 Dec 2007

	Renewed/New Leases as at 31 Dec 2007 (% of portfolio)	Increase in Rental vs		Committed Occupancy as at 31 Dec 2007
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	11,748 sq m (17.0%)	60.0%	77.4%	98.7%
Raffles City Shopping Centre	13,542 sq m (19.6%)	4.0%	20.8%	100.0%
Weighted Average	25,290 sq m (36.6%)	11.9%	36.9%	99.3%

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile – Raffles City Tower

Area up for Renewal as a % of Gross Rental Income as at 31 Dec 2007



8.3%
53.2%
36.9%
1.6%
0.0%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry (By Gross Rental Income)	2.0 Years

CapitaCommercial Trust

CapitaMall Trust

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Lease Expiry Profile
– RC Shopping Centre

Area up for Renewal as a % of Gross Rental Income[1] as at 31 Dec 2007



18.9%
28.7%
48.3%
1.4%
2.7%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry (By Gross Rental Income)	**1.9 Years**

CapitaCommercial Trust

Note:
1. Excludes turnover rent

CapitaMall Trust

Top 10 Tenants – Raffles City Tower

Top 10 Committed Tenants as at 31 Dec 2007

Tenant	Lease Expiry Date[1]	% of Gross Rental Income
Economic Development Board[2]	Feb 2008[3], Jun 2009	23.6%
Accenture Pte Ltd	Aug 2010	12.9%
Phillip Securities Pte Ltd	Dec 2009	11.1%
AAPC Hotels Management Pte. Ltd.	Oct 2010	4.2%
Raffles International Limited	Jun 2010	3.9%
Chinaoil (Singapore) Int'l Pte Ltd	Jul 2010	3.8%
Total Trading Asia Pte. Ltd.	Dec 2009	3.3%
LVMH Watch & Jewellery Singapore Pte Ltd	Jun 2010	2.6%
Dentsu Asia Pte Ltd	Jan 2009	2.0%
Noonday Asset Management Asia Pte. Ltd.	Dec 2009	1.8%
Top Ten Tenants		**69.2%**
Other Tenants		30.8%
Total		**100.0%**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Consist of Economic Development Board and TIF Ventures Pte Ltd, an indirect wholly owned subsidiary
3. This constitutes 2.3% of tenant's total leased area and will be replaced by a new tenant upon lease expiry

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Top 10 Tenants
– RC Shopping Centre

Top 10 Committed* Tenants as at 31 Dec 2007

Tenant	Lease Expiry Date[1]	% of Gross Rental Income
Robinson & Co (S) Pte Ltd [2]	Mar 2010	15.6%
Wing Tai Retail Pte. Ltd.	May 2009, Jul 2009, Aug 2010, Dec 2010	3.8%
Jay Gee Enterprises (Pte.) Ltd	Dec 2008, Sep 2010, Oct 2010, Dec 2010	3.1%
Ossia International Limited	Oct 2010	3.1%
Cold Storage Singapore (1983) Pte Ltd	Nov 2008	2.8%
Esprit Retail Pte Ltd	May 2013	2.7%
Food Junction Management Pte Ltd	Nov 2008	2.2%
The Looking Glass Pte Ltd	May 2010	2.1%
DBS Bank Ltd.	Jul 2010	2.1%
Cortina Watch Pte Ltd	Apr 2009, Jun 2010	2.0%
Top Ten Tenants		**39.5%**
Other Tenants		60.5%
Total		**100.0%**

*Based on gross rental income (excluding turnover rent) for the month of Dec 2007

Notes:

1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Comprises Robinsons & Company (Singapore) Private Limited, and John Little Private Limited

CapitaCommercial Trust

CapitaMall Trust

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Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 31 Dec 2007


Banking, Insurance
& Financial Services
21.4%
Others
20.1%
Government and
Government Linked
Office
26.5%
IT Services &
Consultancy
/Internet Trading
13.5%
Telecoms
1.5%
Business
Management/
Consultancy
Services/ Business
Activities
12.0%
Real Estate &
Property Services
5.0%

CapitaCommercial Trust

CapitaMall Trust

Trade Mix
– RC Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income[1] as at 31 Dec 2007



Food & Beverage/ Food Court 18.3%
Department Store 15.6%
Educational/ Services 9.1%
Books/ Gifts & Specialty/ Hobbies/ Toys 5.1%
Supermarkets 2.8%
Leisure and Entertainment/ Sports & Fitness 2.3%
Electronics 0.6%
Home Furnishings 0.8%
Fashion 45.4%

Note:
1. Excludes turnover rent

CapitaCommercial Trust

CapitaMall Trust

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Raffles City

Phase 1 Asset Enhancement Work Update

CapitaCommercial Trust

CapitaMall Trust

32 - 4507

Raffles City
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$62.4 million	2nd Quarter 2007	4th Quarter 2007

Gross Revenue (net of rental loss from car park income)	**S$10.1 million**
Net Property Income	**S$7.6 million**
Capital Expenditure	**S$62.4 million**
Return on Investment	**12.2%**
Capital Value of AEI (assumed at 5.5% capitalisation rate)	**S$138.3 million**
Increased in Value (net of investment cost)	**S$75.9 million**

Raffles City Phase 1 AEI
Basement 1 - Tenants Committed


Japanese Marche
Ochacha
FotoHub
Eu Yan Sang
Secret Garden
Jasons Market Place
GNC
Unity NTUC Health
J Co Donuts and Coffee
Streets
BroadTalk Silver
Katrina Holdings (Chinese Concept)
Epi'd'or
The Cocoa Trees
City Chain
InOBox
M1
Watsons

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
Level 1 - Int'l Tenants Committed


Menotti
British India
Love & Co
Springfield
Cortefiel
Pedro del Hierro
DeGem
Guess Footwear
Dockers
Racul
Hue
Starbucks Coffee


DOCKERS


SPRINGFIELD





International Tenants Committed For Reconfigured Area

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Phase 1 AEI
Level 1 - Int'l Tenants Committed




BALLY




Kate Spade
Francesco Biasia Stage
Agnes b
Aigner
Bally

Top Line Brands Committed For Island Podium

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI - 3-Storey Island Podium Block

3-storey high water feature integrated into the design of the island podium will serve as an iconic focal point of Raffles City


Raffles City





CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Phase 1 AEI
Level 2 - 100% Committed



Reconfiguration of Area
Topshop/Topman
Flagship at Island Podium
02-37 84.00
02-36 83.00
02-35 43.00





DOROTHY PERKINS

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City - New Glass Canopy @ Entrance of North Bridge Road


STARBUCKS COFFEE



Glass Canopy with LED decorative lightings

CapitaCommercial Trust

CapitaMall Trust

The End

82 - 4507

Print this page

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2008 07:41:35
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Presentation Slides - Full Year 2007 Financial Results Raffles City Updates"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTRafflesCity4Q07.24Jan08.pdf Total size = **458K** (2048K size limit recommended)

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82 - 4507

CapitaMall Trust

CAPITAMALL TRUST

FULL YEAR 2007 FINANCIAL RESULTS RAFFLES CITY UPDATES

24 January 2008

Performance of RCS Trust – 4Q 2007

	1 October 2007 to 31 December 2007			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**17,374**	**16,953**	**2.5**	**43,433**
- Retail	6,816	6,787	0.4	17,039
- Office	2,868	2,862	0.2	7,170
- Hotel	6,985	6,868	1.7	17,462
- Others	705	436	61.7	1,762
Net Property Income	**12,148**	**12,052**	**0.8**	**30,371**

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

CapitaCommercial Trust

CapitaMall Trust

Performance of RCS Trust – 2H 2007

	1 July 2007 to 31 December 2007			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**34,044**	**33,623**	**1.3**	**85,110**
- Retail	13,430	13,402	0.2	33,575
- Office	5,526	5,520	0.1	13,815
- Hotel	13,755	13,637	0.9	34,387
- Others	1,333	1,064	25.3	3,333
Net Property Income	**23,914**	**23,817**	**0.4**	**59,785**

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2007 to 31 Dec 2007

	Renewed/New Leases as at 31 Dec 2007 (% of portfolio)	Increase in Rental vs		Committed Occupancy as at 31 Dec 2007
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	11,748 sq m (17.0%)	60.0%	77.4%	98.7%
Raffles City Shopping Centre	13,542 sq m (19.6%)	4.0%	20.8%	100.0%
Weighted Average	25,290 sq m (36.6%)	11.9%	36.9%	99.3%

Note:
1. Based on management's forecast as shown in the joint announcement of CCT and CMT on 9 November 2007

82 - 4507

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile – RC Shopping Centre

Area up for Renewal as a % of Gross Rental Income[1] as at 31 Dec 2007



18.9%
28.7%
48.3%
1.4%
2.7%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry (By Gross Rental Income)	**1.9 Years**

Note:
1. Excludes turnover rent

82 - 4507

Lease Expiry Profile – Raffles City Tower

Area up for Renewal as a % of Gross Rental Income as at 31 Dec 2007


8.3%
53.2%
36.9%
1.6%
0.0%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry (By Gross Rental Income)	**2.0 Years**

Top 10 Tenants – RC Shopping Centre

Top 10 Committed* Tenants as at 31 Dec 2007

Tenant	Lease Expiry Date[1]	% of Gross Rental Income
Robinson & Co (S) Pte Ltd [2]	Mar 2010	15.6%
Wing Tai Retail Pte. Ltd.	May 2009, Jul 2009, Aug 2010, Dec 2010	3.8%
Jay Gee Enterprises (Pte.) Ltd	Dec 2008, Sep 2010, Oct 2010, Dec 2010	3.1%
Ossia International Limited	Oct 2010	3.1%
Cold Storage Singapore (1983) Pte Ltd	Nov 2008	2.8%
Esprit Retail Pte Ltd	May 2013	2.7%
Food Junction Management Pte Ltd	Nov 2008	2.2%
The Looking Glass Pte Ltd	May 2010	2.1%
DBS Bank Ltd.	Jul 2010	2.1%
Cortina Watch Pte Ltd	Apr 2009, Jun 2010	2.0%
Top Ten Tenants		**39.5%**
Other Tenants		60.5%
Total		**100.0%**

*Based on gross rental income (excluding turnover rent) for the month of Dec 2007

Notes:

1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Comprises Robinsons & Company (Singapore) Private Limited, and John Little Private Limited

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Top 10 Tenants – Raffles City Tower

Top 10 Committed Tenants as at 31 Dec 2007

Tenant	Lease Expiry Date[1]	% of Gross Rental Income
Economic Development Board[2]	Feb 2008[3], Jun 2009	23.6%
Accenture Pte Ltd	Aug 2010	12.9%
Phillip Securities Pte Ltd	Dec 2009	11.1%
AAPC Hotels Management Pte. Ltd.	Oct 2010	4.2%
Raffles International Limited	Jun 2010	3.9%
Chinaoil (Singapore) Int'l Pte Ltd	Jul 2010	3.8%
Total Trading Asia Pte. Ltd.	Dec 2009	3.3%
LVMH Watch & Jewellery Singapore Pte Ltd	Jun 2010	2.6%
Dentsu Asia Pte Ltd	Jan 2009	2.0%
Noonday Asset Management Asia Pte. Ltd.	Dec 2009	1.8%
Top Ten Tenants		**69.2%**
Other Tenants		30.8%
Total		**100.0%**

Notes:
1. Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one expiry date for such tenants
2. Consist of Economic Development Board and TIF Ventures Pte Ltd, an indirect wholly owned subsidiary
3. This constitutes 2.3% of tenant's total leased area and will be replaced by a new tenant upon lease expiry

Trade Mix
– RC Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income[1] as at 31 Dec 2007



Food & Beverage/ Food Court 18.3%
Department Store 15.6%
Educational/ Services 9.1%
Books/ Gifts & Specialty/ Hobbies/ Toys 5.1%
Supermarkets 2.8%
Leisure and Entertainment/ Sports & Fitness 2.3%
Electronics 0.6%
Home Furnishings 0.8%
Fashion 45.4%

Note:
1. Excludes turnover rent

CapitaCommercial Trust

CapitaMall Trust

Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 31 Dec 2007


Banking, Insurance & Financial Services 21.4%
Others 20.1%
IT Services & Consultancy /Internet Trading 13.5%
Business Management/ Consultancy Services/ Business Activities 12.0%
Real Estate & Property Services 5.0%
Telecoms 1.5%
Government and Government Linked Office 26.5%

CapitaCommercial Trust

CapitaMall Trust

CapitaMall Trust

Raffles City

Phase 1 AEI Update

82 - 4507

Raffles City
Value Creation of Phase 1 AEI

Capital Expenditure	Start Date	Completion Date
S$62.4 million	2nd Quarter 2007	4th Quarter 2007

Gross Revenue (net of rental loss from car park income)	**S$10.1 million**
Net Property Income	**S$7.6 million**
Capital Expenditure	**S$62.4 million**
Return on Investment	**12.2%**
Capital Value of AEI (assumed at 5.5% capitalisation rate)	**S$138.3 million**
Increased in Value (net of investment cost)	**S$75.9 million**

82 - 4507

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
Basement 1 - Tenants Committed


Japanese Marche
Ochacha
FotoHub
Eu Yan Sang
Secret Garden
Jasons Market Place
GNC
Unity NTUC
J Co Donuts and Coffee
Streets
BreadTalk Silver
Katrina Holdings (Chinese Concept)
Epi'd'or
The Cocoa Trees
City Chain
InQBox
M1
Watsons

CapitaCommercial Trust

CapitaMall Trust

Raffles City Phase 1 AEI
Level 1 - Int'l Tenants Committed



Menotti
British India
Love & Co
Springfield
Cortefiel
Pedro del Hierro
DeGem
Guess Footwear
Dockers
Raoul
Hue
Starbucks Coffee



DOCKERS



SPRINGFIELD





International Tenants Committed For Reconfigured Area

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Phase 1 AEI
Level 1 - Int'l Tenants Committed




BALLY




Kate Spade
Francesca Biasia : Stage
Agnes b
Aigner
Bally

Top Line Brands Committed For Island Podium

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Phase 1 AEI - 3-Storey Island Podium Block

3-storey high water feature integrated into the design of the island podium will serve as an iconic focal point of Raffles City


Raffles City





CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Raffles City Phase 1 AEI
Level 2 - 100% Committed


Reconfiguration of Area
Topshop/Topman
Flagship at Island Podium
02-37
84.00
02-36
83.00
02-35
43.00
02-21




DOROTHY PERKINS

CapitaCommercial Trust

CapitaMall Trust

Raffles City - New Glass Canopy @ Entrance of North Bridge Road


STARBUCKS COFFEE

Glass Canopy with LED decorative lightings



CapitaCommercial Trust

CapitaMall Trust

82 - 4507

82 - 4507

The End

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Print this page

Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2008 17:46:54
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Issuance of S$100,000,000 3.15 per cent. fixed rate notes due 2011 pursuant to the S$1,000,000,000 multicurrency medium term note programme"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.MTN.Program.24Jan08.pdf Total size = **17K** (2048K size limit recommended)

Close Window

RECEIVED 2008 FEB 19 A 9:10

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004 (as amended)

ISSUANCE OF S$100,000,000 3.15 PER CENT. FIXED RATE NOTES DUE 2011 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that CCT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CCT) (the "**CCT Trustee**"), has issued S$100,000,000 of 3.15 Per Cent., Fixed Rate Notes due 2011 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme (the "**Programme**") established by the Issuer on 20 November 2007. DBS Bank Ltd. has been appointed as dealer of the Notes.

The Notes will mature on 24 January 2011 and will bear a fixed interest rate of 3.15 per cent. per annum payable semi-annually in arrears.

The Issuer will lend the proceeds from the issuance of the Notes to the CCT Trustee, who will in turn use such proceeds to refinance short term borrowings and to finance the acquisition of the property known as Wilkie Edge.

Application has been made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of the Notes on the Official List of the SGX-ST. Approval will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the Issuer, its subsidiaries, its associated companies, the Programme or such Notes.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
24 January 2008

82 - 4507

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Jan-2008 17:59:59
Announcement No.	00105

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Announcement Title *	The Ascott Group Limited - "Completion of acquisition of subsidiary in Xi'an"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.annc.Xian.24Jan08.pdf Total size = **246K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

COMPLETION OF ACQUISITION OF SUBSIDIARY IN XI'AN

On 30 March 2007, The Ascott Group Limited (the "**Company**") had announced that its indirectly wholly-owned subsidiary, Citadines Central (Hong Kong) Limited (formerly known as Citadines Soho Management (Hong Kong) Limited), had acquired 75% interest in Shaanxi Drum Tower Hotel Co., Ltd ("**Drum Tower**"), a Sino-foreign equity joint venture company. The remaining 25% interest in Drum Tower is held by Xi'an Jialefu Food Trading Co., Ltd ("**Xi'an Jialefu**"), a private limited company registered in Xi'an, China.

Drum Tower owns the property known as "Citadines Xi'an Central", located at No. 199 Zhubashi Road, Nanyuan Men, Beilin District, Xi'an City, Shaanxi Province, China. Citadines Xi'an Central is a 162-unit serviced residence and was opened in August 2007.

The Company wishes to announce that it has acquired the remaining 25% interest in Drum Tower from Xi'an Jialefu at a total consideration of RMB17.19 million (the "**Acquisition**"), of which RMB7 million has been paid. The remaining amount of RMB10.19 million will be payable over two tranches. The consideration was arrived at on a willing-buyer willing-seller basis, taking into account, amongst other factors, the net tangible asset value of Drum Tower, adjusted for the fair value of the underlying asset.

Subsequent to the aforesaid acquisition, the Company will hold 100% of the registered capital of Drum Tower.

The aforesaid acquisition is not expected to have any material impact on the earnings per share or net tangible assets per share of the Group for the current financial year ending 31 December 2008.

By Order of the Board
Hazel Chew / Lam Chee Kin
Joint Company Secretaries
24 January 2008

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jan-2008 07:15:05
Announcement No.	00006

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The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "(1) Unaudited results for the year ended 31 December 2007; and (2) Ascott's FY 2007 net profit increased 8% to S$177.3 million"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.
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82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE YEAR
ENDED 31 DECEMBER 2007
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 4Q 2007 S$'000	GROUP 4Q 2006* S$'000	Better/ (Worse) % +/-	GROUP FY 2007 S$'000	GROUP FY 2006* S$'000	Better/ (Worse) % +/-
Revenue	A.1	116,520	102,143	14%	435,277	405,866	7%
Cost of sales		(85,396)	(71,402)	-20%	(310,669)	(287,651)	-8%
Gross profit	A.1	31,124	30,741	1%	124,608	118,215	5%
Other operating income	A.2	1,572	297	429%	3,307	5,294	-38%
Administrative expenses	A.3	(14,806)	(14,046)	-5%	(55,307)	(49,125)	-13%
Other operating expenses		(1,384)	(1,616)	14%	(2,260)	(1,901)	-19%
Profit from operations		**16,506**	**15,376**	**7%**	**70,348**	**72,483**	**-3%**
Share of results of associates and jointly controlled entities	A.4	36,735	655	n.m.	59,057	1,208	n.m.
Comprising:							
Operating results		*536*	*(799)*	*n.m.*	*5,401*	*1,347*	*301%*
Non-operating results		*37,171*	*2,199*	*n.m.*	*56,915*	*1,997*	*n.m.*
Taxation		*(972)*	*(745)*	*-30%*	*(3,259)*	*(2,136)*	*-53%*
Non-operating income	A.5	21,842	7,881	177%	134,491	183,206	-27%
Foreign exchange gain/(loss)	A.6	2,954	(284)	n.m.	6,302	499	n.m.
Interest income		3,016	4,406	-32%	11,140	12,337	-10%
Finance costs	A.7	(11,510)	(9,037)	-27%	(46,436)	(39,723)	-17%
Profit before taxation	A.8	**69,543**	**18,997**	**266%**	**234,902**	**230,010**	**2%**
Taxation	A.9	(23,852)	(7,276)	-228%	(55,196)	(64,260)	14%
Profit after taxation		**45,691**	**11,721**	**290%**	**179,706**	**165,750**	**8%**
Attributable to:							
Shareholders		45,365	13,604	233%	177,266	163,602	8%
Minority interests		326	(1,883)	n.m.	2,440	2,148	-14%
		45,691	**11,721**	**290%**	**179,706**	**165,750**	**8%**

n.m – not meaningful

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5, as well as reclassification of certain items to conform with current year's presentation.

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for FY2007 included the effects of the following events:

1. Divestment of its effective stake of 40.2% in Somerset Chancellor Court in Ho Chi Minh City to Ascott Residence Trust ("ART") for a consideration of US$14.3 million (approximately S$22.0 million). The transaction was completed in March 2007 and a net portfolio gain of S$3.5 million was realised.

2. Compensation agreement entered on 28 April 2007 with the Land Requisition Office of the Guangzhou Municipal People's Government ("Guangzhou Land Office") for a total cash compensation amount of RMB1,006,421,311 (approximately S$198.7 million). This was in relation to the compulsory acquisition of Masters Golf & Country Club land in China for the construction of the Guangzhou-Wuhan public railway line. Based on progressive recognition to date, the Group has realised a gain of approximately S$79.5 million.

3. Divestment of Hotel Asia in Singapore for a consideration of S$147.0 million. The transaction was completed in July 2007 and a net gain of S$22.2 million was realised.

4. Successful closing of the Ascott Serviced Residence (China) Fund ("Ascott China Fund"), a private equity investment fund in 2Q 2007. The Group injected its 100% interest in Citadines Shanghai Biyun property and Somerset Youyi Tianjin property as seed investments into Ascott China Fund for a consideration of US$46.2 million (S$70.6 million). The transaction was completed in August 2007 and a net gain of S$2.6 million, being the holding costs of the seed investments, was realised.

5. Divestment of Somerset Bayswater in London for a total consideration of £56.1 million (S$172.2 million) in which the Group has a 50% stake. The transaction was completed in September 2007 and a net gain of S$17.8 million was realised.

A.1 Revenue and Gross profit

Revenue

Revenue for 4Q 2007 of S$116.5 million increased by 14% over that of 4Q 2006. Similarly, revenue for FY2007 of S$435.3 million also increased by 7% over that of FY2006. The increases were mainly attributable to the Group's operations in Europe, North Asia (comprising China, Hong Kong, Japan and Korea) and Singapore.

In Europe, revenue of S$73.6 million for 4Q 2007 and S$278.6 million for FY2007 increased by 11% over their respective corresponding periods last year. This was mainly boosted by the 2% and 7% increases in revenue per available unit ("REVPAU") for 4Q 2007 and FY2007 respectively. The Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences contributed to the increase in REVPAU.

In North Asia and Singapore, the increases in revenue in 4Q 2007 and FY2007 were mainly attributable to the increase in fee-based income, which included serviced residence management fees, REIT and fund management fees. The higher fee-based income in 4Q 2007 and FY2007 was mainly due to the fund management fees from Ascott China Fund and higher management fees from ART due to better operating performance. In South East Asia, FY2007 revenue was lower due to deconsolidation of Somerset Chancellor Court divested to ART in 1Q 2007.

Gross profit

The gross profit for FY2007 of S$124.6 million increased by 5% mainly due to the better performance of the Group's serviced residences in Europe.

A.2 Other operating income

In FY2006, dividend income was received by the Group from long term investments in China and India. In FY2007, lower dividend has been declared from the China investment and no dividend has been declared from the India investment.

A.3 Administrative expenses

Higher administrative expenses in 4Q 2007 and FY2007, as compared to 4Q 2006 and FY2006 respectively, were mainly due to an increase in headcount and higher staff related costs.

A.4 Share of results of associates and jointly controlled entities

	GROUP 4Q 2007 S$'000	GROUP 4Q 2006 S$'000	Better/ (Worse) % +/-	GROUP FY 2007 S$'000	GROUP FY2006 S$'000	Better/ (Worse) % +/-
The Group's share of results of :						
Associates	**38,106**	**1,960**	**n.m.**	**46,437**	**6,350**	**631%**
Comprising:						
- Operating results (1)	*1,770*	*506*	*250%*	*10,224*	*6,287*	*63%*
- Non-operating results (2)	*37,185*	*2,199*	*n.m.*	*38,966*	*2,199*	*n.m.*
- Taxation	*(849)*	*(745)*	*-14%*	*(2,753)*	*(2,136)*	*-29%*
Jointly controlled entities	**(1,371)**	**(1,305)**	**-5%**	**12,620**	**(5,142)**	**n.m.**
Comprising:						
- Operating results	*(1,234)*	*(1,305)*	*5%*	*(4,823)*	*(4,940)*	*2%*
- Non-operating results (3)	*(14)*	*-*	*n.m.*	*17,949*	*(202)*	*n.m.*
- Taxation	*(123)*	*-*	*n.m.*	*(506)*	*-*	*n.m.*
Total share of results	**36,735**	**655**	**n.m.**	**59,057**	**1,208**	**n.m.**

n.m – not meaningful

Associates

(1) The increase in the Group's operating results in associates in 4Q 2007 and FY2007 as compared to 4Q 2006 and FY2006 was mainly due to better performance from ART's portfolio, as well as equity accounting of ART for 12 months this year compared to 9 months last year.

(2) In 4Q 2007 and FY2007, the Group's non-operating results in associates related to its share of fair value gains from investment properties held by its associate, ART.

Jointly controlled entities

(3) In FY2007, the Group's non-operating results in jointly controlled entities mainly related to its 50% share of gain recognised from the divestment of Somerset Bayswater in London for a total consideration of £56.1 million (S$172.2 million).

A.5 Non-operating income

	GROUP 4Q 2007 S$'000	GROUP 4Q 2006 S$'000	Better / (Worse) %	GROUP FY2007 S$'000	GROUP FY2006 S$'000	Better / (Worse) % +/-
Portfolio gains before tax *(1)*	19,402	10,799	80%	131,462	200,452	-34%
Revaluation surplus	2,184	-	n.m.	2,786	-	n.m.
Writeback/(Impairments & provisions) *(2)*	256	(2,918)	n.m.	243	(17,246)	n.m.
	21,842	**7,881**	**177%**	**134,491**	**183,206**	**-27%**

n.m – not meaningful

(1) The portfolio gains before tax for FY2007 related mainly to:
  a. The Group's divestment of Somerset Chancellor Court to ART in 1Q 2007;
  b. The progressive recognition of the divestment gain from the compulsory acquisition of Masters Golf & Country Club land by the Guangzhou Land Office in 2Q 2007;
  c. The Group's divestment of Hotel Asia in 3Q 2007; and
  d. The Group's injection of two properties as seed investments in Ascott China Fund in 3Q 2007.

(2) The impairments and provisions in FY2006 related mainly to the Group's non-core assets in Malaysia.

A.6 Foreign exchange gain

The foreign exchange gain recognised in FY2007 was largely due to:

a. revaluation gain on the Group's net foreign receivables, mainly denominated in Euro and Sterling Pound ("GBP"), as a result of the appreciation of Euro and GBP against S$, partially offset by revaluation loss on the Group's net foreign receivables denominated in United States Dollar ("US$") as a result of weakening of US$ against S$.
b. realised gain following the repayment of a GBP denominated quasi-loan from a jointly controlled entity to the Group.

A.7 Finance costs

The higher finance costs in 4Q 2007 and FY2007 was due to increased borrowings for investments.

A.8 Profit before taxation includes the following significant items:

	GROUP		Better/ (Worse)	GROUP		Better/ (Worse)
	4Q 2007 S$'000	4Q 2006* S$'000	% +/-	FY2007 S$'000	FY2006* S$'000	% +/-
Depreciation and amortisation	(5,926)	(7,675)	23%	(24,092)	(27,737)	13%
Staff costs *(1)*	(48,378)	(40,089)	-21%	(142,973)	(123,401)	-16%
Operating lease rental *(2)*	(17,607)	(17,328)	-2%	(68,916)	(64,279)	-7%

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

(1) The increases in staff costs in 4Q 2007 and FY2007 were mainly due to an increase in headcount and higher staff related expenses.

(2) The increase in operating lease rental in FY2007 was mainly due to lease payments for The Ascott Mayfair which the Group divested in 2006 and is now being leased from its new owner.

A.9 Taxation

The increase in taxation in 4Q 2007 was mainly due to additional provision for tax relating to the divestment gain from the compulsory acquisition of Masters Golf & Country Club land by the Guangzhou Land Office.

A.10 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP 4Q 2007 S$'000	GROUP 4Q 2006 S$'000	Better/ (Worse) % +/-	GROUP FY 2007 S$'000	GROUP FY 2006 S$'000	Better/ (Worse) % +/-
Profit before taxation	**69,543**	**18,997**	**266%**	**234,902**	**230,010**	**2%**
Add:						
Finance costs *(A.7)*	11,510	9,037	-27%	46,436	39,723	-17%
Group EBIT	**81,053**	**28,034**	**189%**	**281,338**	**269,733**	**4%**
Add:						
Depreciation and amortisation *(A.8)*	5,926	7,675	23%	24,092	27,737	13%
Group EBITDA	**86,979**	**35,709**	**144%**	**305,430**	**297,470**	**3%**
Add:						
Share of taxation of associates and jointly controlled entities *(A.4)*	972	745	-30%	3,259	2,136	-53%
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.4)*	(37,171)	(2,199)	n.m.	(56,915)	(1,997)	n.m.
Non-operating income *(A.5)*	(21,842)	(7,881)	177%	(134,491)	(183,206)	-27%
Net portfolio gain before tax	(59,013)	(10,080)	485%	(191,406)	(185,203)	3%
Operating EBITDA	**28,938**	**26,374**	**10%**	**117,283**	**114,403**	**3%**

n.m – not meaningful

1(b)(i) **BALANCE SHEET**

	Note	GROUP 31/12/2007 S$'000	GROUP 31/12/2006* S$'000	COMPANY 31/12/2007 S$'000	COMPANY 31/12/2006 S$'000
Non-Current Assets					
Property, plant and equipment	1(b)(ii)	1,541,736	1,411,857	2	2
Intangible assets		25,077	24,084	-	-
Investment properties		50,947	48,681	-	-
Properties under development	1(b)(iii)	11,339	121,387	-	-
Interest in subsidiaries		-	-	289,098	258,671
Interest in associates and jointly controlled entities	1(b)(iv)	389,180	239,533	245,935	191,094
Long term receivables		2,425	1,569	-	-
Other financial assets		2,199	2,866	-	26
Deferred tax assets		22,535	21,153	-	-
		2,045,438	1,871,130	535,035	449,793
Current Assets					
Properties held for sale		10,200	9,230	-	-
Inventories		189	356	-	-
Trade and other receivables		166,267	160,683	25,599	74,357
Cash and bank balances	1(b)(v)	359,555	274,481	125	211
		536,211	444,750	25,724	74,568
Total Assets		2,581,649	2,315,880	560,759	524,361
Equity attributable to equity holders of the Parent					
Share capital		268,464	264,367	268,464	264,367
Reserves		902,883	808,510	252,043	182,139
Shareholders' Equity		1,171,347	1,072,877	520,507	446,506
Minority interests	1(b)(vi)	30,485	57,559	-	-
Total Equity		1,201,832	1,130,436	520,507	446,506
Non-Current Liabilities					
Financial liabilities	1(b)(vii)	797,451	493,630	-	-
Amount due to minority shareholders of subsidiaries		2,865	3,905	-	-
Deferred income		-	7,811	-	-
Deferred tax liabilities		17,937	17,105	883	883
		818,253	522,451	883	883
Current Liabilities					
Trade and other payables		253,887	205,891	35,785	73,491
Financial liabilities	1(b)(vii)	195,133	381,202	-	-
Current tax payable		112,544	75,900	3,584	3,481
		561,564	662,993	39,369	76,972
Total Liabilities		1,379,817	1,185,444	40,252	77,855
Total Equity and Liabilities		2,581,649	2,315,880	560,759	524,361

* – The Group balance sheet as at 31 December 2006 has been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5, as well as reclassification of certain items to conform with current year's presentation.

1(b)(ii) Group's property, plant and equipment

The increase in the Group's property, plant and equipment was due mainly to the Group's investments in new serviced residences properties during the year and partially offset by:-
(a) the Group's divestment of Somerset Chancellor Court to ART in 1Q 2007;
(b) the compulsory acquisition of Masters Golf & Country Club land by the Guangzhou Land Office in 2Q 2007; and
(c) the Group's injection of two properties as seed investments in Ascott China Fund in 3Q 2007.

1(b)(iii) Group's properties under development

The decrease in the Group's properties under development was due to the divestment of Hotel Asia in 3Q 2007.

1(b)(iv) Group's interest in associates and jointly controlled entities

The increase in the Group's interest in associates and jointly controlled entities was mainly due to the additional investments in ART, Ascott China Fund and jointly controlled entities in India.

1(b)(v) Group's cash and bank balances

The increase in the Group's cash and bank balances was due mainly to the compensation amount received from Guangzhou Land Office.

1(b)(vi) Group's minority interests

The decrease in the Group's minority interests was due mainly to the deconsolidation of minority interest in Somerset Chancellor Court upon its divestment.

1(b)(vii) Group financial liabilities (including finance leases)

		As at 31/12/2007 S$'000	As at 31/12/2006 S$'000
Repayable in one year or less or on demand			
- Secured		69,761	19,599
- Unsecured		118,333	359,980
		188,094	379,579
Repayable after one year			
- Secured		418,024	466,332
- Unsecured		379,427	27,298
		797,451	493,630
Total Group borrowings		985,545	873,209
Derivative liabilities		7,039	1,623
Total financial liabilities	(1)	992,584	874,832

(1) The increase of S$117.8 million in the Group's borrowings as at 31 December 2007 was mainly due to the financing of the Group's new investments during the year.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings; and
- Pledge of shares of some subsidiaries.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	4Q 2007 S$'000	4Q 2006 S$'000	FY 2007 S$'000	FY 2006 S$'000
Operating Activities				
Profit after taxation	45,691	11,721	179,706	165,750
Adjustments for:				
Accretion of deferred income	(2,761)	(636)	(3,819)	(2,513)
Depreciation and amortisation	5,926	7,675	24,092	27,737
Income tax expense	23,852	7,276	55,196	64,260
Loss on disposal of property, plant and equipment	1,004	1,694	1,311	1,677
Gain on disposal of properties held for sale	-	-	-	(50)
Non-operating income	(21,842)	(7,881)	(134,491)	(183,206)
Dividend income	(270)	-	(270)	(3,894)
Interest expense	11,158	8,763	44,963	38,879
Interest income	(3,016)	(4,406)	(11,140)	(12,337)
Share of results of associates and jointly controlled entities	(36,735)	(655)	(59,057)	(1,208)
Equity compensation expense	988	1,215	7,882	3,612
Operating profit before working capital changes	**23,995**	**24,766**	**104,373**	**98,707**
Changes in working capital	14,095	18,251	1,105	10,713
Cash generated from operations	**38,090**	**43,017**	**105,478**	**109,420**
Income tax (paid)/refund	(4,382)	4,894	(17,677)	(5,946)
Proceeds from sale of golf memberships	-	541	319	2,390
Cash flows from operating activities	**33,708**	**48,452**	**88,120**	**105,864**
Investing Activities				
Interest received	2,801	4,346	10,700	12,277
Acquisition of property, plant and equipment	(88,508)	(114,402)	(237,114)	(321,331)
Acquisition of properties under development	-	(1,540)	(350)	(108,578)
Acquisition of subsidiaries, net of cash	(16,377)	844	(43,906)	836
Disposal of subsidiaries, net of cash	156	2,008	76,216	255,695
Net proceeds from disposal of:				
- property, plant and equipment	14,579	(3,714)	176,167	193,865
- properties under development	-	-	139,982	-
- investment property	-	(7,084)	-	167,916
Investment in associates and jointly controlled entities	(22,530)	(21,438)	(104,472)	(18,904)
Dividends from associates and jointly controlled entities	63	205	11,266	3,073
Dividends from other investment	270	-	270	3,894
Other investing cashflow	894	443	1,495	4,510
Cash flows from investing activities	**(108,652)**	**(140,332)**	**30,254**	**193,253**
Financing Activities				
Proceeds from shares issued under share option scheme	280	245	3,912	5,905
Finance costs paid	(12,854)	(14,352)	(46,183)	(47,138)
Dividends paid	-	-	(96,114)	(30,458)
Dividends paid to minority shareholders	(4)	(15,251)	(235)	(15,691)
Capital contribution by a minority shareholder	1,961	1,238	2,115	1,238
Payment to minority shareholders for share capital reduction of a subsidiary	-	-	(9,103)	-
Proceeds from bank borrowings	31,144	113,226	732,527	478,462
Proceeds from issue of medium term notes	-	-	310,000	-
Repayment of bank borrowings	(74,001)	(30,717)	(929,310)	(506,333)
Repayment of finance lease liabilities	(1,057)	(868)	(3,954)	(3,419)
Fixed deposits pledged as security	193	-	(8,779)	-
Cash flows from financing activities	**(54,338)**	**53,521**	**(45,124)**	**(117,434)**
(Decrease) / Increase in cash & cash equivalents	**(129,282)**	**(38,359)**	**73,250**	**181,683**
Cash and cash equivalents at beginning of the period	**479,882**	**312,045**	**274,481**	**94,917**
Effect of exchange rate changes on balances held in foreign currencies	176	795	3,045	(2,119)
Cash and cash equivalents at end of the period *(1)*	**350,776**	**274,481**	**350,776**	**274,481**

(1) **Cash and cash equivalents at end of year comprised:**

	31/12/2007 S$'000	31/12/2006 S$'000
Cash & Bank Balances	359,555	274,481
Fixed deposits pledged as security for term loan	(8,779)	-
Cash and cash equivalents at end of the year	**350,776**	**274,481**

The increase of S$76.3 million in the Group's cash and bank balances as at 31 December 2007 was mainly due to the compensation amount received from Guangzhou Land Office during the year.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2007	264,367	-	46,122	477	-	396,000	6,257	246,212	(160)	(18,724)	195,815	1,136,366	59,225	1,195,591
Effect of adopting FRS 16 (Paragraph 5)	-	-	(41,801)	-	-	-	-	-	-	-	(21,688)	(63,489)	(1,666)	(65,155)
At 1 January 2007, as restated	264,367	-	4,321	477	-	396,000	6,257	246,212	(160)	(18,724)	174,127	1,072,877	57,559	1,130,436
Effect of adopting FRS 40 (Paragraph 5)	-	-	(4,321)	-	-	-	-	-	-	-	4,321	-	-	-
At 1 January 2007, as restated	264,367	-	-	477	-	396,000	6,257	246,212	(160)	(18,724)	178,448	1,072,877	57,559	1,130,436
Issue of shares under the Share Option Plan	3,912	-	-	-	-	-	-	-	-	-	-	3,912	-	3,912
Issue of shares under the Performance Share Plan	185	-	-	-	-	-	(185)	-	-	-	-	-	-	-
Stock option / Restricted share / Performance share expense	-	-	-	-	-	-	7,882	-	-	-	-	7,882	-	7,882
Hedging movement for the year	-	-	-	-	-	-	-	-	1,264	-	-	1,264	-	1,264
Share of reserves of associates	-	-	-	-	-	-	-	(1,155)	-	-	-	(1,155)		(1,155)
Translation adjustment	-	-	-	(17)	-	-	-	3	-	(6,771)	-	(6,785)	2,327	(4,458)
Transfer from revenue reserve	-	-	-	133	-	-	-	-	-	-	(133)	-	-	-
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	12,200	-	12,200	(22,503)	(10,303)
Capital reduction of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(9,103)	(9,103)
Dividends paid	-	-	-	-	-	-	-	-	-	-	(96,114)	(96,114)	(235)	(96,349)
Profit for the year	-	-	-	-	-	-	-	-	-	-	177,266	177,266	2,440	179,706
At 31 December 2007	268,464	-	-	593	-	396,000	13,954	245,060	1,104	(13,295)	259,467	1,171,347	30,485	1,201,832

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Effect of adopting FRS 16 (Paragraph 5)	-	-	(46,761)	-	-	-	-	-	-	-	(34,017)	(80,778)	(14,016)	(94,794)
At 1 January 2006, as restated	314,416	294,278	34,106	603	95,136	396,000	2,754	5,474	(3,805)	1,406	45,926	1,186,294	111,956	1,298,250
Issue of shares under the Share Option Plan	5,905	-	-	-	-	-	-	-	-	-	-	5,905	-	5,905
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-	-	-	-	-
Stock option / Performance share expense	-	-	-	-	-	-	3,612	-	-	-	-	3,612	-	3,612
Hedging movement for the year	-	-	-	-	-	-	-	-	5,644	-	-	5,644	-	5,644
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(5,827)	-	(5,827)	-	(5,827)
Translation adjustment	-	-	-	(49)	-	-	-	(65)	-	-	-	(114)	(688)	(802)
Disposal of subsidiaries and investment properties	-	-	(33,000)	(77)	-	-	-	-	(1,999)	(14,303)	-	(49,379)	(41,404)	(90,783)
Share of reserves of associates	-	-	-	-	-	-	-	(1,677)	-	-	-	(1,677)	-	(1,677)
Transfer (to) / from	51,798	(294,278)	-	-	-	-	-	242,480	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,458)	(30,458)	(15,691)	(46,149)
Incorporation of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	1,238	1,238
Expenses in relation to capital distribution	-	-	-	-	-	-	-	-	-	-	(4,943)	(4,943)	-	(4,943)
Capital distribution to shareholders	(202,997)	-	-	-	-	-	-	-	-	-	-	(202,997)	-	(202,997)
Capitalisation of capital reduction reserve	95,136	-	-	-	(95,136)	-	-	-	-	-	-	-	-	-
Revaluation surplus on investment properties	-	-	3,215	-	-	-	-	-	-	-	-	3,215	-	3,215
Profit for the year	-	-	-	-	-	-	-	-	-	-	163,602	163,602	2,148	165,750
At 31 December 2006	264,367	-	4,321	477	-	396,000	6,257	246,212	(160)	(18,724)	174,127	1,072,877	57,559	1,130,436

82 - 4507

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY						
At 1 January 2007	264,367	-	-	6,257	175,882	446,506
Issue of shares under the Share Option Plan	3,912	-	-	-	-	3,912
Issue of shares under the Performance Share Plan	-	-	-	-	-	-
Stock option / restricted share / performance share expense	-	-	-	6,702	-	6,702
Transfer (to)/from	185	-	-	(185)	-	-
Dividends paid	-	-	-	-	(96,114)	(96,114)
Profit for the year	-	-	-	-	159,501	159,501
At 31 December 2007	268,464	-	-	12,774	239,269	520,507
At 1 January 2006	314,416	51,798	95,136	2,754	36,157	500,261
Issue of shares under the Share Option Plan	5,905	-	-	-	-	5,905
Issue of shares under the Performance Share Plan	109	-	-	(109)	-	-
Stock option / performance share expense	-	-	-	3,612	-	3,612
Transfer (to)/from	51,798	(51,798)	-	-	-	-
Expenses in relation to capital distribution	-	-	-	-	(4,943)	(4,943)
Capital distribution to shareholders	(202,997)	-	-	-	-	(202,997)
Capitalisation of capital reduction reserve	95,136	-	(95,136)	-	-	-
Dividends paid	-	-	-	-	(30,458)	(30,458)
Profit for the year	-	-	-	-	175,126	175,126
At 31 December 2006	264,367	-	-	6,257	175,882	446,506

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2006, the issued and paid up capital of the Company increased by S$3.9 million to S$268.5 million due to the exercise of share options under The Ascott Share Option Plan ("TASOP") and issue of new shares under The Ascott Performance Share Plan ("TAPSP").

Share Options

As at 31 December 2007, there were 17,121,500 (31 December 2006: 31,450,500) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2007	31,450,500
Cancelled/Lapsed during the financial period	(2,490,500)
Exercised during the financial period	(11,838,500)
As at 31 December 2007	17,121,500

There were no share options granted in 2007.

Restricted Shares

The Ascott Restricted Share Plan ("TARSP") was implemented by the Executive Resource and Compensation Committee in 2007.

As at 31 December 2007, there were 2,270,992 (31 December 2006: nil) awards outstanding under TARSP. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	-
Granted during the financial period	2,753,952
Adjustment during the financial period #	70,212
Cancelled during the financial period	(553,172)
As at 31 December 2007	2,270,992

- On 7 May 2007, adjustments were made to the number of conditional awards granted under TARSP, following the announcement of a bonus dividend on 26 April 2007.

Performance Shares

As at 31 December 2007, there were 7,072,863 (31 December 2006: 7,083,630) awards outstanding under TAPSP. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	7,083,630
Granted during the financial period	4,043,386
Adjustment during the financial period #	225,496
Issued during the financial period	(1,229,125)
Cancelled during the financial period	(3,050,524)
As at 31 December 2007	7,072,863

- On 7 May 2007, adjustments were made to the number of conditional awards granted under TAPSP, following the announcement of a bonus dividend on 26 April 2007.

2. Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change

Arising from the adoption of FRS 40 *Investment Property* ("FRS 40"), serviced residences properties have to be accounted for as fixed assets under FRS 16 *Property, Plant and Equipment* ("FRS 16"). As such, the Group has adopted the cost model under FRS 16 to account for its serviced residences properties with effect from 1 January 2007. This change of accounting policy has resulted in the Group accounting for its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values at the end of the Group's intended holding period.

The Group has a retail property which is considered as an investment property under FRS 40. As such, the Group adopted the fair value model under FRS 40 to account for this property with effect from 1 January 2007. This investment property will continue to be stated at market value and changes in market values will now be taken to the income statement instead of revaluation reserve.

Previously, the Group's properties, which were not held with the intention of sale in the ordinary course of business, were stated at valuation on an open market basis. The net surplus or deficits on revaluation were taken to revaluation reserve except when the total of the reserve was not sufficient to cover the deficit on an aggregate basis within the same geographical segment, in which case the amount by which the deficit exceeded the amount in the revaluation reserve was charged to the income statement. The Group's properties which were acquired through finance leases were capitalised at the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

In respect of the Group's adoption of the cost model under FRS 16 to account for its serviced residences properties, this change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and comparatives have been restated.

In respect of the Group's adoption of the fair value model under FRS 40 to account for its retail property, this change in accounting policy was recognised prospectively in accordance with the transitional provisions of FRS 40, and comparatives need not be restated.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 16 and FRS 40 is as follows:

Change in accounting policy - FRS 16	**Increase / (Decrease)**	
	01/01/2007 S$'million	**01/01/2006 S$'million**
Equity		
Revaluation reserve	(42)	(47)
Revenue reserve	(22)	(34)
Minority interests	(2)	(14)

	Increase / (Decrease)	
	FY2007 S$'million	**FY2006 S$'million**
Income Statement		
Net profit for the financial year	(6)	12

	Increase / (Decrease)
	31/12/2006 S$'million
Non-Current Assets as at 31 December 2006	
Investment properties	(1,181)
Properties under development	(118)
Property, plant and equipment	1,308
Other assets	(28)

Adoption of new accounting standard - FRS 40	**Increase / (Decrease)**
	01/01/2007 S$'million
Equity	
Revaluation reserve	(4)
Revenue reserve	4

	Increase / (Decrease)
	FY2007 S$'million
Income Statement	
Net profit for the financial year	42

Apart from FRS 16 and FRS 40, the Group adopted various FRS applicable from 1 January 2007. These do not have a significant impact on the Group's results.

6. Earnings per ordinary share based on profits attributable to Members of the Company (in cents)

	GROUP		GROUP	
	4Q 2007	4Q 2006	FY 2007	FY 2006
(i) Based on existing issued share capital #	2.8	0.9	11.1	10.3
(ii) On a fully diluted basis +	2.8	0.8	10.8	10.1

Net earnings per share calculation for 4Q 2007 is based on the weighted average number of 1,605,071,425 shares in issue in 4Q 2007 (4Q 2006: 1,591,550,008 shares). Net earnings per share calculation for FY2007 is based on the weighted average number of 1,601,964,385 shares in issue in FY2007 (FY2006: 1,587,649,869 shares). These are arrived at after taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

+ The fully diluted earnings per share calculation for 4Q 2007 is based on the weighted average number of 1,633,923,570 shares in issue for 4Q 2007 (4Q 2006: 1,626,544,569 shares). The fully diluted earnings per share calculation for FY2007 is based on the weighted average number of 1,635,811,391 shares in issue for FY2007 (FY2006: 1,623,714,952 shares). These are arrived at after taking into account the potential shares arising from the exercise of share options and the issue of restricted shares and performance shares which would dilute the basic earnings per share.

7. Net asset value per ordinary share (cents)

	GROUP	
	31/12/2007 (in cents)	31/12/2006 (in cents)
NAV per share	73.0	67.4

Net asset value per share calculation is based on the issued shares of 1,605,153,717 as at 31 December 2007 (31 December 2006: 1,592,086,092 shares).

8(i) Group Performance Review

8(i)(a) Revenue and Operating EBITDA Analysis – 4Q 2007 vs 4Q 2006

	Ref	Revenue				Ref	Operating EBITDA			
		4Q 2007	4Q 2006	Better / (Worse)			4Q 2007	4Q 2006	Better / (Worse)	
		S$M	S$M	S$M	%		S$M	S$M	S$M	%
Serviced Residence		111.2	96.8	14.4	15%		25.1	24.2	0.9	4%
Retail and Others		5.3	5.3	-	-		3.8	2.2	1.6	73%
	A.1	**116.5**	**102.1**	**14.4**	**14%**	A.10	**28.9**	**26.4**	**2.5**	**9%**
Serviced Residence										
Singapore		10.7	8.8	1.9	22%		7.0	4.5	2.5	56%
South East Asia		5.2	4.8	0.4	8%		2.8	1.9	0.9	47%
North Asia		11.7	6.1	5.6	92%		1.8	1.7	0.1	6%
Australia and New Zealand		9.7	10.8	(1.1)	-10%		(0.4)	0.8	(1.2)	n.m.
Europe		73.6	66.3	7.3	11%		24.5	23.2	1.3	6%
Others		0.3	-	0.3	n.m.		(1.3)	(0.1)	(1.2)	n.m.
ART		-	-	-	-		2.3	0.4	1.9	475%
Unallocated items (including foreign exchange differences)		-	-	-	-		(11.6)	(8.2)	(3.4)	-41%
		111.2	**96.8**	**14.4**	**15%**		**25.1**	**24.2**	**0.9**	**4%**

n.m – not meaningful

Revenue for 4Q 2007 of S$116.5 million increased by 14% over that of 4Q 2006. The increase was mainly attributable to the Group's operations in Europe, North Asia and Singapore.

In tandem with the higher revenue, operating EBITDA for 4Q 2007 at S$28.9 million was also higher by S$2.5 million or 9% than 4Q 2006.

In Europe, the increases in revenue and operating EBITDA in 4Q 2007 were mainly boosted by the 2% increase in REVPAU. The Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences contributed to the increase in REVPAU.

In North Asia and Singapore, the increases in revenue and operating EBITDA in 4Q 2007 were mainly attributable to the increase in fee-based income. The higher fee-based income was mainly due to the fund management fees from Ascott China Fund and higher management fees from ART arising from better operating performance.

8(i)(a) Revenue and Operating EBITDA Analysis – FY2007 vs FY2006

	Ref	Revenue				Ref	Operating EBITDA			
		FY2007	FY2006	Better / (Worse)			FY2007	FY2006	Better / (Worse)	
		S$M	S$M	S$M	%		S$M	S$M	S$M	%
Serviced Residence		418.8	384.7	34.1	9%		108.9	102.9	6.0	6%
Retail and Others		16.5	21.2	(4.7)	-22%		8.4	11.5	(3.1)	-27%
	A.1	**435.3**	**405.9**	**29.4**	**7%**	**A.10**	**117.3**	**114.4**	**2.9**	**3%**
Serviced Residence										
Singapore		39.4	34.3	5.1	15%		25.6	17.6	8.0	45%
South East Asia		22.6	30.9	(8.3)	-27%		14.2	18.1	(3.9)	-22%
North Asia		38.0	26.6	11.4	43%		7.3	11.7	(4.4)	-38%
Australia and New Zealand		39.4	42.9	(3.5)	-8%		(0.5)	(1.4)	0.9	64%
Europe		278.6	249.9	28.7	11%		92.3	85.6	6.7	8%
Others		0.8	0.1	0.7	700%		(3.0)	(0.2)	(2.8)	n.m.
ART		-	-	-	-		10.5	4.1	6.4	156%
Unallocated items (including foreign exchange differences)		-	-	-	-		(37.5)	(32.6)	(4.9)	-15%
		418.8	**384.7**	**34.1**	**9%**		**108.9**	**102.9**	**6.0**	**6%**

n.m – not meaningful

Revenue for FY2007 of S$435.3 million increased by 7% over that of FY2006. In tandem with the higher revenue, operating EBITDA for FY2007 at S$117.3 million was also higher by 3% than FY2006. This increase was underpinned by an overall REVPAU growth of S$5 from S$125 in FY2006 to S$130 in FY2007. The Group's serviced residence operations in majority of the geographical regions achieved double digit REVPAU increases in FY2007.

8(i)(c) Net Profit

Net Profit	4Q 2007 S$M	4Q 2006* S$M	Better / (Worse) S$M	%	FY2007 S$M	FY2006* S$M	Better / (Worse) S$M	%
Net Profit from Operating Assets	12.3	8.7	3.6	41%	52.5	41.9	10.6	25%
Portfolio gains net of tax	44.2	9.7	34.5	356%	154.6	136.0	18.6	14%
Expenses Incurred for Development	(11.1)	(4.8)	(6.3)	-131%	(29.8)	(14.3)	(15.5)	-108%
Net profit attributable to shareholders	**45.4**	**13.6**	**31.8**	**234%**	**177.3**	**163.6**	**13.7**	**8%**

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

The Group achieved net profit of S$45.4 million in 4Q 2007 and S$177.3 million for FY2007, which were higher than 4Q 2006 and FY2006 due to stronger profit from operating assets as well as portfolio gains and revaluation surplus.

Profit from operating assets was stronger by 41% in 4Q 2007 and 25% for FY2007 compared to their corresponding periods last year. This was attributable to better operating performances in most clusters as well as higher fee-based income from managing ART and Ascott China Fund.

The portfolio gains mainly resulted from the divestments of Masters Golf & Country Club, Hotel Asia, Somerset Bayswater, as well as revaluation surplus attributable mainly to the Group's share of fair value gains for investment properties held by its associate, ART.

Additional expenses of S$11.1 million in 4Q 2007 and S$29.8 million in FY2007 were incurred in relation to the step-up efforts in pursuing assets under development, to support the Group's key strategy of incubating assets for future portfolio gains.

8(ii) Additional Information

8(ii)(a) Operational Review

The following operational review covers the entire Group's serviced residence business, whether owned, leased or managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	4Q 2007 S$' million	4Q 2006 S$' million	Better / (Worse) %	FY2007 S$' million	FY2006 S$' million	Better / (Worse) %
Singapore	15.6	17.0	-8%	60.0	61.2	-2%
South East Asia	42.2	31.6	34%	158.2	122.4	29%
North Asia	35.6	31.7	12%	133.7	120.2	11%
Australia and New Zealand	10.3	11.2	-8%	39.7	46.1	-14%
Gulf Co-operation Council (GCC)	3.3	1.3	154%	8.7	1.8	383%
Europe	72.8	75.7	-4%	302.2	292.1	3%
Total	**179.8**	**168.5**	**7%**	**702.5**	**643.8**	**9%**

n.m – not meaningful

Revenue per available unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	4Q 2007 S$/day	4Q 2006 S$/day	Better / (Worse) %	FY2007 S$/day	FY2006 S$/day	Better / (Worse) %
Singapore	206	149	38%	197	156	26%
South East Asia[1]	98	78	26%	93	80	16%
North Asia[2]	112	120	-7%	110	126	-13%
Australia / New Zealand	165	156	6%	162	134	21%
Gulf Co-operation Council ("GCC")	172	141	22%	136	73	86%
Europe	156	153	2%	158	147	7%
Overall REVPAU	**132**	**125**	**6%**	**130**	**125**	**4%**

1. South East Asia region covers the Group's operations in Vietnam, Thailand, Indonesia, Philippines and Malaysia.
2. North Asia region covers the Group's operations in China, Hong Kong, Japan and Korea.

System-wide Revenue and REVPAU Analysis

The Group's system-wide revenue in 4Q 2007 grew to S$179.8 million, representing a 7% increase vis-à-vis 4Q 2006. This was supported by an increase of S$7 or 6% in the overall REVPAU to S$132 in 4Q 2007. Similarly, the Group's system-wide revenue in FY2007 grew to S$702.5 million, representing a 9% increase vis-à-vis FY2006. In addition, all geographical regions except North Asia continued to experience improvements in the REVPAU during the period.

In Singapore, the serviced residence operations remained strong, with a REVPAU of S$206 achieved in 4Q 2007 and S$197 achieved in FY2007. This represents a 38% increase over 4Q 2006 and a 26% increase over FY2006 due largely to strong demand for accommodation as a result of increased business activities in Singapore and higher tourist arrivals.

On the back of strong economic growth enjoyed in most South East Asia countries arising from increased foreign direct investment and private sector investment, the Group's serviced residence operations in South East Asia also saw an increase in the REVPAU by 26% to S$98 in 4Q 2007 and an overall increase of 16% to S$93 for FY2007. This was despite the Group having to operate in challenging business conditions in some of the countries.

The REVPAU of the Group's serviced residence operations in North Asia for 4Q 2007 at S$112 and FY2007 at S$110 was lower as compared to the REVPAU of S$120 in Q4 2006 and S$126 in FY2007. This was primarily due to the inclusion of the newly opened China properties in the system-wide analysis. Excluding the new China properties, the REVPAU of the Group's serviced residence operations in North Asia would have been increased by 3% from S$132 in FY2006 to S$136 in FY2007.

The Group's serviced residence operations in Australia and New Zealand continued the upward trend since 2006. The REVPAU for 4Q 2007 at S$165 grew by 6% compared to 4Q 2006. The REVPAU for FY2007 at S$162 similarly grew by 21% compared to FY2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts.

The REVPAU of the Group's serviced residence operations in GCC for 4Q 2007 at S$172 and FY2007 at S$136 was higher as compared to the REVPAU of S$141 in Q4 2006 and S$73 in FY2006. This was primarily due to strong demand for short stay business and better performance from the first opened property as it establishes itself in the market. Overall, the ramp-up of the REVPAU has yet to reach a stabilised level.

The Group's serviced residence operations in Europe continued to do well in 4Q 2007 and FY2007 with increases of 2% in REVPAU to S$156 in 4Q 2007 and 7% overall to S$158 in FY2007. The initiatives on yield maximisation combined with the increase in cross-selling between Europe and Asia contributed to the REVPAU improvement.

<u>Note</u> : The system-wide revenue and REVPAU for 2006 have been translated at 2007 exchange rates for analysis purposes.

Awards and Accolades

In 2007, the Group garnered 21 corporate, brand and property awards regionally and internationally. These include the following :-

Europe

The Group received the "Best Serviced Residence Company", given out by Business Traveller UK magazine. Ascott is the first company to be chosen as the winner for the serviced residence category, which the magazine created for the first time this year.

Asia Pacific

The Group was awarded the "Best Serviced Residence Operator" by TTG Asia Media, for the third year running. The annual awards recognise the most outstanding performers in Asia Pacific's travel industry. Winners were selected based on votes by readers of TTG Asia, TTGmice, TTGChina and TTG-BTmice China which are read by over 60,000 travel service providers and business travellers in the Asia Pacific region. "Ascott The Residence" was voted the "Best Serviced Residence Brand" in Asia Pacific by Business Traveller Asia Pacific. Ascott bagged the award for four years running since the launch of the serviced residence category for Asia Pacific in 2004.

China

The Group was recognised in China as the Best Serviced Residence by various authorities. It was voted "Best Serviced Residence" by TravelWeekly China for the second year. It was also presented with the same award by TravelWeekly Asia. The Group also clinched the top spot in China's 2007 "Top 100 Serviced Apartments Award" for the fourth year running. The award was given by the China Association of Real Estate, World Real Estate Academy, World Executive Weekly Magazine, The Wall Street Wire and China Consumer Report.

Individual properties were also recognised for going the extra mile to deliver excellent service. In Shanghai, Ascott Shanghai Pudong was voted "Best Serviced Residence" in Asia Pacific by Business Traveller Asia Pacific for four years running. The same property was also recognised as "China's Best Serviced Apartments" by Forbes China magazine. And for the third year running, the Group's flagship brand, "Ascott The Residence" was voted the "Best Serviced Residence Brand" in China by Business Traveller China, while Somerset Residence came in third. The Group's other China properties – Ascott Beijing and Somerset Olympic Tower Tianjin – were also given "China's Best Serviced Apartments" awards by Forbes China magazine.

Vietnam

In Vietnam, the Group stood out for its commitment to the development of the country's economy. Ascott's Somerset serviced residences in Vietnam were awarded the "Guide Award 2007 - Excellent Performance for 2006 & 2007" by Vietnam Economic Times' The Guide Magazine. This award recognises hospitality organizations which contributed to the development of Vietnam's tourism sector. The Group was also conferred the "2006 & 2007 Golden Dragon Award" which honours the success and contribution of foreign-invested enterprises in Vietnam. Ascott International Vietnam was also voted one of the 50 best employers in Vietnam, according to a survey carried out jointly by Navigos Group, AC Nielsen and Thanh Nien newspaper.

Korea

The Group's property in Korea – Somerset Palace Seoul – was awarded "Luxury Premier Serviced Residence" by the Korean Times.

Singapore

The Group's serviced residence management arm – Ascott International Management (2001) Pte Ltd - was granted the Singapore Economic Development Board's International Headquarters (IHQ) Award. Ascott received the IHQ Award for establishing the Group's headquarters in Singapore, and using the city as a base for conducting headquarter management activities to oversee, manage and control regional and global operations and business.

The Group's property currently under development, Ascott Singapore Raffles Place, was recognised for going green. It received the BCA Green Mark Award 2007 by the Building and Construction Authority of Singapore for its energy-conserving features, and also for the Group's concerted effort in conserving the façade of the heritage building.

8(ii)(b) Investment and Business Development Review – FY 2007

(1) In FY 2007, the Group invested in a total of twelve serviced residence developments; four in China, two each in India and Japan and one each in Germany, Singapore, Malaysia and United Kingdom. The Group also secured seven management contracts; namely in Japan, Thailand and Vietnam, as well as in new markets in Russia, Georgia and Kazakhstan. The Group's portfolio will increase by 3,528 units. Of this, 867 units are in operations while the remaining units are expected to be opened in 2008 (475 units), 2009 (1,052 units), 2010 (902 units) and 2011 (232 units).

	Name of property	No. of units	Description
1Q 2007			
China	Citadines Shanghai Biyun	196	The Group entered into a sale and purchase agreement with Jing Wealth Enterprises Limited to acquire a 100% stake in an existing serviced residence, Ying Biao Garden Apartment, located in Pudong New District. The property was injected as a seed investment into Ascott China Fund in 3Q 2007. The property reopened in Dec 2007 after refurbishment.
	Citadines Xi'an Central	162	The Group signed a sale and purchase agreement with Skillplus Enterprise Pte Ltd to acquire an effective 75% stake in a building located at Beilin District. The property opened on 1 August 2007. In January 2008, the Group acquired the remaining 25% stake.
Japan	Citadines Tokyo Shinjuku	160	The Group entered into a memorandum of understanding with Mitsubishi Estate Co Ltd ("MEC") to acquire a prime site located at Shinjuku, Tokyo. The Group holds a 40% equity stake in this joint venture. The site will be redeveloped and the property is targeted to open in the first half of 2009.
Russia	Somerset Strogino, Moscow	150	The Group secured a management contract from Amtel for a serviced residence located at Kulakova Street, Moscow. The contract is for 5 years, with option to extend for another 5 years. The property is expected to open in 2010.
1Q 2007	**TOTAL**	**668**	
2Q 2007			
China	Somerset Garden City, Shenzhen (originally branded Citadines Shenzhen Garden City)	173	The Group acquired a block which is part of a residential development located in the heart of Nanshan Commercial and Cultural Centre, from China Merchants Real Estate (Shenzhen) Co., Ltd. The residential building will be converted into a serviced residence. The property is targeted to open in the second half of 2008.
Germany	Citadines Munich Arnulfpark	146	The Group signed a sale and purchase agreement with GBI Gesellschaft für Beteiligungen und Immobilien-Projektwicklung mbH & Co. KG (GBI) for the development of a turnkey project in West Munich. The property is targeted to open in second half of 2009.
India	Citadines Chennai OMR Gateway	300	The Group signed another joint-venture agreement with The Rattha Group to acquire a 40% equity stake in a property located along Old Mahabalipuram Road (OMR). The property is targeted to open in the second half of 2009.
Thailand	Somerset Amar Garden, Bangkok	122	The Group secured a management contract with Amar Garden Ltd for a serviced residence located at Sukhumvit Soi 2. The contract is for 5 years, with option to extend for another 5 years. The property is scheduled to open in the second half of 2008.
2Q 2007	**TOTAL**	**741**	

	Name of property	No. of units	Description
3Q 2007			
Kazakhstan	Ascott Astana	200	The Group secured a management contract from Tsesna Corporation, a well-established conglomerate in Kazakhstan, to manage a property situated in Kazakhstan's capital city of Astana. The property is targeted to open in the first half of 2010.
	Citadines Aktau	120	The Group secured another management contract from Tsesna Corporation, to manage a property in Aktau which is located in the oil rich western region in Kazakhstan. The property is targeted to open in the first half of 2009.
Singapore	Citadines Singapore Mount Sophia	154	The Group signed an agreement with CapitaCommercial Trust and CapitaLand Selegie Private Limited to acquire 100% interest in a 99-year leasehold property at Wilkie Road. The property is scheduled to open in the first half of 2009.
United Kingdom	Citadines Edinburgh Quartermile	107	The Group signed an agreement with Gladedale Capital for a turnkey project to construct a seven-storey building in its bare shell status and to be furnished into a serviced residence. The property is targeted to open in second half of 2009.
Vietnam	Somerset Saigon City, Ho Chi Minh City	232	The Group secured a management contract with Binh Duong-Hacota Investment & Development Co. Ltd to manage a serviced residence in the Central Business District of Ho Chi Minh City. The contract is for 5 years, with option to extend for another 5 years. The property is scheduled to open in the second half of 2011.
3Q 2007	**TOTAL**	**813**	
4Q 2007			
China	Citadines Chongqing Minzu	180	The Group acquired 16 floors of a building in Chongqing from Chongqing Hejing International Investment Co. Ltd as one of the projects to be injected into Ascott China Fund. This property is targeted to open in the second half of 2008.
Georgia	Citadines Tbilisi Freedom Square	65	The Group secured a management contract from Amtel Properties Development, to manage a property located in the heart of town, next to Freedom Square. The property is targeted to open in the first half of 2009.
India	Citadines Hyderabad Hitec City	218	The Group signed another joint-venture agreement with The Rattha Group to acquire a 49% equity stake in a property located in the heart of Hitec City, a major technology township. The property is targeted to open in the first half of 2010.
Japan	18 rental housing properties in Tokyo	509	The Group has been appointed by ART to manage 18 existing freehold rental housing properties, comprising 509 units, located across eight wards in Tokyo.
	Citadines Kyoto Gojo	126	The Group signed a joint-venture agreement with MEC to acquire a 40% equity stake in a property located within walking distance to Kyoto's business district and tourist belt. The property is targeted to open in the first half of 2010.
Malaysia	Somerset Ampang, Kuala Lumpur	208	The Group signed a conditional agreement with HSC properties to acquire a property strategically located in Kuala Lumpur's 'Golden Triangle'. The property is targeted to open in the first half of 2010.
4Q 2007	**TOTAL**	**1,306**	
FY 2007	**TOTAL**	**3,528**	

(2) In 2Q 2007, as part of the Group's further expansion in China, Ascott China Fund has successfully closed with capital commitments of US$500 million. The Group holds a 33% interest in this fund.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. Prospects

The Group expects to be profitable in 2008. This prospects statement has been reported on in accordance with the Singapore Code on Takeovers and Mergers.

Post Financial Year-End Event

DBS Bank Ltd ("DBS") had on 8 January 2008 announced, for and on behalf of Somerset Capital Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand"), that the Offeror intends to make a voluntary unconditional cash offer (the "Offer") for all the issued ordinary shares in the capital of the Company other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer. Depending on the outcome of the Offer, the Company may be delisted from the Singapore Exchange Securities Trading Limited and/or become a wholly-owned subsidiary of CapitaLand. DBS's announcement of the Offer with regard to the Offeror's rationale for making the Offer can be found at www.sgx.com.

11. Dividends

The Board of Directors is recommending the payment of a total dividend of 6 cents per share comprising a first and final dividend of 1.2 cents as well as bonus dividend of 4.8 cents.

(a) Present Year

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend per share (gross)	1.2 cts per ordinary share (one-tier tax-exempt)	4.8 cts per ordinary share (one-tier tax-exempt)
Tax Rate	Not applicable	Not applicable

(b) Previous Corresponding Year

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend per share (gross)	1.2 cts per ordinary share (one-tier tax-exempt)	4.8 cts per ordinary share (one-tier tax-exempt)
Tax Rate	Not applicable	Not applicable

(c) Total Annual Dividend

Summary of dividend proposed per share	Year Ended	
	31/12/2007	31/12/2006
First and Final (one-tier tax-exempt)	1.2 cts	1.2 cts
Bonus (one-tier tax-exempt)	4.8 cts	4.8 cts
Total	**6.0 cts (tax-exempt)**	**6.0 cts (tax-exempt)**
Total annual dividend (S$'000)	**96,309 ***	**96,114**

* Estimated based on the issued shares of 1,605,153,717 as at 31 December 2007

No interim dividend was paid during the year.

The books closure and dividend payment dates will be announced later.

With reference to the Offer mentioned in Paragraph 10 above, the shares are to be acquired together with the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after 8 January 2008 (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007).

1. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	FY2007	FY2007
	S$'M	S$'M
CapitaLand Ltd and its associates		
Sale of a subsidiary to ART	23.5	
Acquisition of 154-unit serviced residence	79.3	
Property management fee income	-	9.3
Acquisition fee income	-	5.0
Group management and support services fees	-	0.7
Financial advisory fees for the creation of Ascott China Fund	-	0.2
Internal audit fees	-	0.6
Manager fees	-	5.9

13. Segment Revenue and Results

2007	Serviced Residence S$'000	Retail S$'000	Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	418,779	10,235	6,263	435,277
Inter-segment revenue	357	-	-	357
Segment revenue	419,136	10,235	6,263	435,634
Inter-segment eliminations				(357)
Total revenue				435,277
Segment results				
Net profit before interest, tax, depreciation and amortisation	86,568	6,435	1,437	94,440
Non-operating income (excluding tax on disposal of investments and properties)	21,129	2,786	110,576	134,491
Depreciation and amortisation	(23,664)	(143)	(285)	(24,092)
Exchange gain	6,302	-	-	6,302
Interest income	10,491	36	613	11,140
Segment results	100,826	9,114	112,341	222,281
Share of results of:				
Associates	46,437	-	-	46,437
Jointly controlled entities	12,620	-	-	12,620
Comprising:				
Share of operating results:				
Associates	10,224	-	-	10,224
Jointly controlled entities	(4,823)	-	-	(4,823)
Share of non-operating results:				
Associates	38,966	-	-	38,966
Jointly controlled entities	17,949	-	-	17,949
Share of taxation:				
Associates	(2,753)	-	-	(2,753)
Jointly controlled entities	(506)	-	-	(506)
Finance cost				(46,436)
Profit before taxation				234,902
Taxation				(55,196)
Net profit for the year				179,706

2006 *	Serviced Residence S$'000	Retail S$'000	Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	384,719	11,576	9,571	405,866
Inter-segment revenue	361	-	-	361
Segment revenue	385,080	11,576	9,571	406,227
Inter-segment eliminations				(361)
Total revenue				405,866
Segment results				
Net profit before interest, tax, depreciation and amortisation	89,076	5,989	5,155	100,220
Non-operating income (excluding tax on disposal of investments and properties)	142,173	51,732	(10,699)	183,206
Depreciation and amortisation	(26,773)	(611)	(353)	(27,737)
Exchange gain	499	-	-	499
Interest income	11,970	196	171	12,337
Segment results	216,945	57,306	(5,726)	268,525
Share of results of:				
Associates	6,350	-	-	6,350
Jointly controlled entities	(5,142)	-	-	(5,142)
Comprising:				
Share of operating results:				
Associates	6,287	-	-	6,287
Jointly controlled entities	(4,940)	-	-	(4,940)
Share of non-operating results:				
Associates	2,199	-	-	2,199
Jointly controlled entities	(202)	-	-	(202)
Share of taxation:				
Associates	(2,136)	-	-	(2,136)
Jointly controlled entities	-	-	-	-
Finance cost				(39,723)
Profit before taxation				230,010
Taxation				(64,260)
Net profit for the year				165,750

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5, as well as reclassification of certain items to conform with current year's presentation.

14. Breakdown of Revenue and Profit after taxation for first half year and second half year

	GROUP		
	2007 S$'000	2006 S$'000	% +/-
(a) Turnover reported for first half year	202,209	204,513	-1%
(b) Profit after tax (before minority interests) reported for first half year	99,269	95,350	4%
(c) Turnover reported for second half year	233,068	201,353	16%
(d) Profit after tax (before minority interests) reported for second half year	80,437	70,400	14%

This release may contain forward-looking statements that involve risks and uncertainties. These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events. Accordingly, actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Lam Chee Kin
Joint Company Secretaries

Singapore
25 January 2008

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

NEWS RELEASE

ASCOTT'S FY 2007 NET PROFIT INCREASED 8% TO S$177.3 MILLION

The Group's global portfolio crossed 20,000 units

Singapore, 25 January 2008 – The Ascott Group (Ascott) achieved a net profit of S$177.3 million in FY 2007, an increase of 8% compared to that in FY 2006. This was due to stronger profit from the Group's operating assets and higher portfolio gains from asset divestment and revaluation.

Ascott's profit from operating assets rose 25% to S$52.5 million in FY 2007 compared to the previous year. This was attributed to better operating performances in most of the markets in which the Group has presence as well as higher fee-based income from managing Ascott Residence Trust (ART) and Ascott China Fund.

The Group realised a net gain of S$124.8 million after taking into consideration portfolio gains and expenses incurred for asset development. The portfolio gains are mainly from the divestment of Somerset Chancellor Court, Masters Golf & Country Club, Hotel Asia, Somerset Bayswater and two properties to Ascott China Fund, as well as revaluation gains from Ascott's share of ART's properties.

Mr Lim Chin Beng, Ascott's Chairman said: "2007 is another milestone year for Ascott. The Group surpassed 2006's profit by 8% and its property portfolio crossed 20,000 units worldwide. Ascott continued to expand aggressively in 2007 in markets where it already has presence, and entered three new countries and 10 new cities. Today, the Group's portfolio spans 55 cities in 23 countries. This further strengthens Ascott's leadership position as the world's largest international serviced residence owner-operator."

Ms Jennie Chua, Ascott's President & CEO said: "Ascott performed well in 2007. While we have divested six properties, we have also committed a total of S$576 million in 13 investments and opened nine properties in eight cities in Asia Pacific and the Gulf region. We also launched the Ascott China Fund to further strengthen our presence in China. This is the first private equity fund dedicated to investing in serviced residences across the country."

More information

Group	FY 2007 S$m	FY 2006 S$m	Change
Revenue	**435.3**	405.9	+7%
Operating EBITDA	**117.3**	114.4	+3%
Profit After Tax and Minority Interest (PATMI)	**177.3**	163.6	+8%
Comprises:			
Net profit from operating assets	**52.5**	41.9	+25%
Portfolio gains (includes revaluation gains)	**154.6**	136.0	+14%
Expenses incurred for development	**(29.8)**	(14.3)	-108%
Basic earnings per share	**11.1 cts**	10.3 cts	+0.8 cts

For more information on Ascott's unaudited results for the period ended 31 December 2007, please visit http://www.theascottgroup.com/mediainvestors/newscentre.html?year=2007 .

Post financial year-end event

DBS Bank Ltd ("DBS") had on 8 January 2008 announced, for and on behalf of Somerset Capital Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand"), that the Offeror intends to make a voluntary unconditional cash offer (the "Offer") for all the issued ordinary shares in the capital of the Company other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer. Depending on the outcome of the Offer, the Company may be delisted from the Singapore Exchange Securities Trading Limited and/or become a wholly-owned subsidiary of CapitaLand. DBS's announcement of the Offer with regard to the Offeror's rationale for making the Offer can be found at www.sgx.com.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with close to 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 6,000 units which are under development, making a total of close to 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 55 cities in 23 countries, 13 of which are cities where Ascott's serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly China Industry Awards 2007 'Best Serviced Residence', Business Traveller China Awards 2007 'Best Serviced Residence Brand', World Travel Awards 2007 'Australasia's Leading Hotel' and 'New Zealand's Leading Hotel', TTG Travel Awards 2007

'Best Serviced Residence Operator', Securities Investors Association of Singapore Investors' Choice Awards 2007 'The Most Transparent Company (Hotel & Restaurants)', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence' and Forbes China 2008 'China's Best Serviced Apartments'. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

---

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

THE ASCOTT GROUP
A Member of CapitaLand



THE ASCOTT GROUP

A Member of CapitaLand

FY 2007 Financial Results
Media and Analyst Briefing
25 January 2008

82 - 4507

Disclaimer



These slides may contain forward-looking statements that involve risks and uncertainties. These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events. Accordingly, actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

82 - 4507

FY 2007 Highlights



Financial Highlights

- **Achieved net profit of S$177.3 million, 8% higher than FY 2006**
- **Better performance from operating assets**
  - PATMI of S$52.5 million, 25% higher than FY 2006

Asset Development Platform

- **Increased incubation role**
  - Investment commitment of S$576 million in 12 properties and one joint venture
  - S$29.8 million expenses charged to P/L for development, double that in FY 2006
- **Net portfolio gains (including revaluation) of S$154.6 million**
  - Net divestment gains of S$112.8 million, mainly from The Masters Golf & Country Club, Hotel Asia and Somerset Bayswater, London
  - Revaluation gains of S$41.8 million, mainly attributable to ART's properties

Management Platform

- **Property portfolio crossed 20,000 units**
  - Increased by 3,528 units, bringing portfolio count to 20,449 units as at 31 December 2007

Dividend

- **Proposed dividend of 6 cents per share**

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Agenda



- Financial Review
- Asset Development Platform
- Management Platform
- Prospects

82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand



FINANCIAL REVIEW

82 - 4507

Summary Income Statement



S$m

	FY 2007	FY 2006#	Better/ (Worse)	%
Revenue	**435.3**	**405.9**	⬆	**7%**
Operating EBITDA	**117.3**	**114.4**	⬆	**3%**
PATMI * *(incl. revaluation gains)*	**177.3**	**163.6**	⬆	**8%**
** Comprised:*				
PATMI from Operating Assets	***52.5***	***41.9***	⬆	***25%***
Net Portfolio Gains (incl. revaluation gains)	***154.6***	***136.0***	⬆	***14%***
Expenses Incurred for Development	***(29.8)***	***(14.3)***	⬇	***108%***

restated for retrospective adoption of FRS16 accounting for SR properties. FY 2006 PATMI previously announced was S$151.3m.

FULL YEAR PATMI EXCEEDED LAST YEAR

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

Financial Review

Group Revenue
FY 2007 vs FY 2006



S$m
450
400
350
300
250
200
150
100
50
0
9%
384.7
418.8
Due to divestment of The Masters Golf & Country Club, Guangzhou in April 2007
21.2
16.5
7%
405.9
435.3
Serviced Residence
Non-Serviced Residence
Total
FY 2006
FY 2007

SERVICED RESIDENCE REVENUE EXCEEDED LAST YEAR

THE ASCOTT GROUP
A Member of CapitaLand

Serviced Residence Revenue
FY 2007 vs FY 2006

Financial Review





S$m
280
240
200
160
120
80
40
0
15%
34.3
39.4
30.9
22.6
Due to divestment of properties to ART in March 2006 and January 2007
43%
26.6
38.0
Due to divestment of operating leases in Australia
42.9
39.4
700%
0.1
0.8
11%
249.9
278.6
Singapore
South East Asia
North Asia
Australia/ NZ
GCC
Europe
FY 2006
FY 2007

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Group Operating EBITDA*
FY 2007 vs FY 2006


S$m
150
100
50
0
8%
135.5
146.4
Due to divestment of The Masters Golf & Country Club, Guangzhou in April 2007
11.5
8.4
5%
147.0
154.8
Serviced Residence
Non-Serviced Residence
Total
FY 2006
FY 2007

SERVICED RESIDENCE OPERATING EBITDA EXCEEDED LAST YEAR

** Operating EBITDA excludes corporate cost and FX gain/(loss)*

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THE ASCOTT GROUP
A Member of CapitaLand

Serviced Residence Operating EBITDA* FY 2007 vs FY 2006


S$m
95
85
75
65
55
45
35
25
15
5
-5
66%
21.7
36.1
Due to divestment of properties to ART in March 2006 and January 2007
18.1
14.2
Mainly due to divestment of properties to ART in March 2006 and start up costs of recently opened properties
11.7
7.3
64%
-1.4
-0.5
Mainly due to start up costs of entering new markets
-0.2
-3.0
8%
85.6
92.3
S'pore
South East Asia
North Asia
Australia/ NZ
Others#
Europe
FY 2006
FY 2007

* *Operating EBITDA excludes corporate cost and FX gain/(loss)*
 # Others includes GCC, India and Russia

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THE ASCOTT GROUP
A Member of CapitaLand

Financial Review

Balance Sheet Profile



S$m
3,000
2,500
2,000
1,500
1,000
500
0
Total Assets =
S$2.3 bn
Total Assets =
S$2.6 bn
458
1,858
80%
494
1,130
70%
551
2,031
79%
797
1,202
77%
31/12/2006 (restated)*
31/12/2007
Other Assets
Investments & Fixed Assets
Short Term Borrowings & Other Liabilities
Long Term Borrowings
Share Cap, Reserves & Minority Interest

** Restated for retrospective adoption of FRS16 accounting for SR properties*

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Key Financial Ratios



	FY 2007	FY 2006*	Comments
ROE (%)	15.4%	14.0%	Driven by portfolio gains
EPS (¢)	11.1	10.3	Due to higher profit
Gearing Ratio	0.52	0.53	Stable gearing ratio as proceeds from divestments are used to fund new investments
Interest Cover Ratio (ICR)	7.4x	8.7x	Healthy interest cover ratio

ICR = EBITDA / Net interest expenses. Includes portfolio gains.
** Restated for retrospective adoption of FRS16 accounting for SR properties*

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THE ASCOTT GROUP
A Member of CapitaLand



ASSET DEVELOPMENT PLATFORM

FY 2007 Highlights



Asset Development Platform

- **Successfully closed US$500 million Ascott China Fund**
- **Committed S$576 million in new investments**
- **Net divestment gains of S$112.8 million**

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Ascott China Fund



- **US$500 million closed-end private equity real estate fund**
  - Successfully closed on 29 June 2007
  - Ascott has a 33% equity stake
  - Duration of 8 years with 4 years for investment and 4 years for divestment with an option to extend for 2 years
- **Ascott's revenue streams**
  - Fund management fee and incentive fee
  - Serviced residence management fees
- **Ready exit strategy**
  - The Ascott Group, its subsidiaries or associated companies (including Ascott Residence Trust) given right of first refusal



Somerset Youyi, Tianjin



Citadines Shanghai Biyun

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Ascott China Fund

- **Fund takes over Ascott's incubator role in China**
  - Will acquire and reposition suitable properties or develop greenfield sites into serviced residences or rental housing
  - Ascott will manage the completed serviced residence property
- **Ascott injected two seed projects into the fund in 2007**
  - Somerset Youyi in Tianjin and Citadines Shanghai Biyun divested to the fund in August 2007

● **Somerset Youyi, Tianjin**
268 units – opening 2H 2008



Citadines Shanghai Biyun ●
196 units – opened in 2007



● **Seed project**

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Active Portfolio Management



Total Investment Commitment of S$ 576 million in 2007

Jan 2007
Citadines Tokyo Shinjuku

Feb 2007
MOU with Amtel in Russia

March 2007
- Citadines Shanghai Biyun
- Citadines Xi'an Central

May 2007
Somerset Shenzhen Garden City

June 2007
- Citadines Chennai OMR Gateway
- Citadines Munich Arnulfpark

July 2007
Citadines Edinburgh Quartermile

August 2007
Citadines Singapore Mount Sophia

October 2007
Citadines Kyoto Gojo

November 2007
Somerset Ampang, Kuala Lumpur

December 2007
- Citadines Hyderabad Hitec City
- Citadines Chongqing Minzu

Divestment Proceeds of S$ 524 million in 2007*

Jan 2007
Sale of Somerset Chancellor Court, Ho Chi Minh City (40.2% effective stake) to ART

Feb 2007
Hotel Asia

Apr 2007
Master's Golf & Country Club

July 2007
Somerset Bayswater, London (50% effective stake)

August 2007
- Somerset Youyi, Tianjin
- Citadines Shanghai Biyun

October 2007
Portofino (6 Sarkies Road), Singapore (completion in Jan'08)

* *Excludes proceeds from the divestment of Portofino in Singapore, which was completed in January 2008.*

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Investment Commitment FY2007


United Kingdom
Edinburgh*
Germany
Munich*
Russia
Moscow *
India
Chennai
Hyderabad*
Singapore
Malaysia
Kuala Lumpur
China
Chongqing*
Shanghai
Shenzhen*
Xi'an*
Japan
Tokyo
Kyoto*

* Investment in a new city

TOTAL INVESTMENT COMMITMENT OF S$ 576 MILLION

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Asset Development Platform

Divestments
FY2007



United Kingdom
London
- Somerset Bayswater

China
Guangzhou - The Masters Golf & Country Club
Shanghai - Citadines Shanghai Biyun
Tianjin - Somerset Youyi

Vietnam
Ho Chi Minh City
- Somerset Chancellor Court

Singapore
- Hotel Asia
- Portofino

DIVESTMENT PROCEEDS OF S$ 524 MILLION IN 2007*

** Excludes proceeds from the divestment of Portofino in Singapore, which was completed in January 2008.*

Proposed Dividend



- **FY2007 dividend of 6.0 cents per share**
  - First and final dividend of 1.2 cents
  - Bonus dividend of 4.8 cents
- **Dividend payout over profit = 54%**
- **Dividend yield = 4.9% (based on closing share price of S$1.22 on 31 December 2007)**


S cents
6
4
2
0
2.0
6.0
6.0
1.2
1.2
1.2
FY2005
FY2006
FY2007
First and Final Dividend
Bonus Dividend

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THE ASCOTT GROUP

A Member of CapitaLand



MANAGEMENT PLATFORM

Ascott's Growth Platforms



THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group

Management platform

- Higher fee-based income
  - **Serviced residence manager fees**
  - Fund manager fees
  - REIT manager fees

Asset development platform for ART

- Unlock portfolio value

Serviced residence management and incubation

ASCOTT RESIDENCE TRUST

Ascott Residence Trust

Asset-owning and acquisition vehicle

- World's first and only pan-Asian serviced residence real estate investment trust
- Capital-efficient asset-owning vehicle
- Deliver stable and growing distributions
- Acquisition platform for yield-accretive properties

Superior holding structure for stable-yielding assets

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FY 2007 Highlights



Management Platform

- 4% RevPAU growth over previous year
- Opened 9 new properties in 2007
- Signed management contracts for 24 new properties
- 21 brand/ service excellence and corporate awards

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THE ASCOTT GROUP
A Member of CapitaLand

System-wide RevPAU Growth


S$
200
150
100
50
0
26%
197
156
16%
93
80
RevPAU of S$136 (+8%) excluding new properties opened in 2007
126
110
21%
162
134
RevPAU not reflective of stabilised performance due to new properties opened in 2006 and 2007
136
73
7%
158
147
RevPAU of S$136 (+9%) excluding new properties opened in 2007
4%
130
125
Singapore
SE Asia
North Asia
Australia/ NZ
GCC
Europe
Total
FY 2006
FY 2007

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at December 07 average rates

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New Properties Opened



Opened 1,466 units in 9 properties in 8 cities

- **Ascott Makati (The Philippines)**
- **Somerset Gordon Heights, Melbourne (Australia)**
- **Somerset Al Fateh, Manama (Bahrain)**
- **Somerset Emerald City, Suzhou (China)**
- **Citadines Shanghai Biyun (China)**
- **Citadines Suzhou Xinghai (China)**
- **Citadines Xi'an Central (China)**
- **Citadines Bangkok Sukhumvit 16 (Thailand)**
- **ZhongGuanCun Residence, Beijing (China)**



Ascott Makati



Somerset Al Fateh, Manama



Citadines Xi'an Central

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New Management Contracts Signed

Added 1,398 units in 24 properties in 7 cities

- **Ascott Astana (Kazakhstan)**
- **Somerset Strogino, Moscow (Russia)**
- **Somerset Amar Garden, Bangkok (Thailand)**
- **Somerset Saigon City, Ho Chi Minh City (Vietnam)**
- **Citadines Tbilisi Freedom Square (Georgia)**
- **Citadines Aktau (Kazakhstan)**
- **18 rental housing properties in Tokyo (Japan)**



Citadines Aktau, Kazakhstan



Rental housing property in Tokyo, Japan

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Awards – Highlights FY 2007



- **Won 21 brand/ service excellence and corporate awards in FY2007**

Brand/ Service Excellence Awards

- **Best Serviced Residence Brand**
  - Awarded by Business Traveller Asia Pacific Awards 2007 to Ascott branded serviced residences
- **Best Serviced Residence Company**
  - Awarded by Business Traveller UK Awards 2007 to The Ascott Group
- **China's Best Serviced Apartments**
  - Awarded by Forbes China to Ascott Beijing, Ascott Shanghai Pudong and Somerset Olympic Tower, Tianjin



Ascott Singapore Raffles Place

Environmental Award

- **Green Mark Award 2007**
  - Awarded by Building and Construction Authority of Singapore to Ascott Singapore Raffles Place

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THE ASCOTT GROUP

A Member of CapitaLand



PROSPECTS

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THE ASCOTT GROUP
A Member of CapitaLand

Prospects



The Group expects to be profitable in 2008.

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THE ASCOTT GROUP
A Member of CapitaLand

Post Financial Year-End Event



- DBS Bank Ltd ("DBS") had on 8 January announced, for and on behalf of Somerset Capital Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand"), that the Offeror intends to make a voluntary unconditional cash offer (the "Offer") for all the issued ordinary shares in the capital of the Company other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer. Depending on the outcome of the Offer, the Company may be delisted from the Singapore Exchange Securities Trading Limited and/or become a wholly-owned subsidiary of CapitaLand. DBS's announcement of the Offer with regard to the Offeror's rationale for making the Offer can be found at www.sgx.com.

- With reference to the Offer mentioned above, the shares are to be acquired together with the right to all dividends, rights and other distributions (if any) declared, made or paid thereon or after 8 January 2008 (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007).

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THE ASCOTT GROUP

A Member of CapitaLand



THANK YOU

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jan-2008 07:22:05
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "(1) Ascott expands presence in Australia with its first Citadines property there; and (2) Establishment of indirect wholly-owned subsidiaries"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.CitadinesMelbourne.25Jan08.pdf Ascott.Annc.CitadinesMelbourne.25Jan08.pdf Total size = **443K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT EXPANDS PRESENCE IN AUSTRALIA WITH ITS FIRST CITADINES PROPERTY THERE

The Group invests AU$136.2 million (S$170.2 million) for its largest Citadines serviced residence

Singapore, 25 January 2008 – The Ascott Group (Ascott) is investing AU$ 136.2 million (S$170.2 million) for the development of a 398-unit serviced residence in Melbourne's Central Business District (CBD). The investment amount includes land and building costs. The property, which will be named Citadines Melbourne on Bourke, will be Ascott's first Citadines in Australia and is currently the largest Citadines-branded serviced residence in the Group's portfolio.

Ms Jennie Chua, Ascott's President & CEO, said: "Australia is an important market for Ascott's global expansion strategy. We currently have six Somerset serviced residences in key cities of Australia including Hobart, Melbourne, and Sydney. To further strengthen our foothold in the country, we will continue to seek out new opportunities in other key cities including Adelaide, Brisbane and Perth."

Ms Chua added: "Ascott's investment in Melbourne is timely; according to Deloitte's survey, it is ranked number two among cities in the world with the highest occupancy rates. With strong demand of above 80%, Melbourne's accommodation market continues to present growth opportunities for Ascott."

Currently, Ascott has three Somerset serviced residences in Melbourne which are running at an average occupancy rate of 85%. Citadines is catered to travellers who prefer flexibility over the services they need. With Citadines, Ascott will be able to capture a broader segment of the market including leisure travellers who visit Melbourne for the arts and cultural festivals, and sports events.

Located at the heart of the CBD at 131-135 Bourke Street, Citadines Melbourne on Bourke is within walking distance to public transport including trains, trams and buses, and is well-served by amenities like restaurants, cafes, cinemas, high-end shopping malls as well as parks and gardens. The property is also at the midpoint of Melbourne's renowned theatre district and close to major office towers.

Citadines Melbourne on Bourke is expected to be completed in the second half of 2010. When completed, Ascott's portfolio in Australia will increase from the current 435 units in six properties, to 833 units in seven properties. The other six properties in Australia include two in Hobart (Somerset on the Pier and Somerset on Salamanca), three in Melbourne (Somerset Gordon Heights, Somerset Gordon Place and Somerset on Elizabeth), and one in Sydney (Somerset Darling Harbour).

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

The investment is subject to the approval of relevant government authorities, and fulfilment of certain conditions related to the development of the property by the end of June 2008. This investment is also not expected to have any material impact on the net tangible assets or earnings per share of Ascott for the financial year ending 31 December 2008.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with close to 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 6,000 units which are under development, making a total of close to 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 55 cities in 23 countries, 13 of which are cities where Ascott's serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly China Industry Awards 2007 'Best Serviced Residence', Business Traveller China Awards 2007 'Best Serviced Residence Brand', World Travel Awards 2007 'Australasia's Leading Hotel' and 'New Zealand's Leading Hotel', TTG Travel Awards 2007 'Best Serviced Residence Operator', Securities Investors Association of Singapore Investors' Choice Awards 2007 'The Most Transparent Company (Hotel & Restaurants)', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence' and Forbes China 2008 'China's Best Serviced Apartments'. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

---

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Winnie Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3402 Hp: (65) 97829705 Email: winnie.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

The Board of Directors of the Ascott Group Limited wishes to announce the establishment of the following:

(1) Citadines Melbourne on Bourke (BVI) Limited

Country of Incorporation	:	British Virgin Islands
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	US$50,000

(2) Citadines Melbourne on Bourke Land Pty Ltd

Country of Incorporation	:	Australia
Principal Activity	:	Property Owing
Issued and Paid-up Share Capital	:	A$610,000

(3) Citadines Melbourne on Bourke Pty Ltd

Country of Incorporation	:	Australia
Principal Activity	:	Management & Trustee
Issued and Paid-up Share Capital	:	A$10,000

The establishment of the above subsidiaries is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending 31 December 2008.

By Order of the Board
Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
25 January 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jan-2008 18:19:14
Announcement No.	00132

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) Offer and placement of 138,236,000 new units in CapitaRetail China Trust at an issue price of S$1.36 per new unit so as to raise aggregate gross proceeds of S$188.0 million; and (2) Notice of cumulative distribution books closure and cumulative distribution payment date"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued announcements and a news release on the above matters, as attached for information.
Attachments:	CRCT.NoticeofCumulativeDistribution.25Jan08.pdf CRCT.NewsRelease.EFRLaunch.25Jan08.pdf CRCT.Annc.LaunchofEFR.25Jan08.pdf Total size = **307K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 23 October 2006 (as amended))

OFFER AND PLACEMENT OF 138,236,000 NEW UNITS ("NEW UNITS") IN CAPITARETAIL CHINA TRUST ("CRCT") AT AN ISSUE PRICE ("ISSUE PRICE") OF S$1.36 PER NEW UNIT SO AS TO RAISE AGGREGATE GROSS PROCEEDS OF S$188.0 MILLION BY WAY OF:

(A) A PRIVATE PLACEMENT OF 136,036,000 NEW UNITS AT AN ISSUE PRICE OF S$1.36 PER NEW UNIT TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"); AND

(B) AN OFFERING OF 2,200,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE AT THE ISSUE PRICE OF S$1.36 PER NEW UNIT THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"),

(THE "EQUITY FUND RAISING").

Introduction

CapitaRetail China Trust Management Limited, as manager of CRCT (the "**Manager**"), is issuing 138,236,000 New Units so as to raise aggregate gross proceeds of S$188.0 million, in order to part finance CRCT's acquisition of Xizhimen Mall, Beijing. Additional bank borrowings of (i) approximately S$88.0 million, taken at the CRCT level in the form of a two-year unsecured term loan facility, and (ii) approximately S$12.0 million from an existing short-term loan facility will be incurred to partly finance the acquisition. The balance of the acquisition cost will be funded through internal cash balances.

Citigroup Global Markets Singapore Pte. Ltd. ("**Citi**"), DBS Bank Ltd ("**DBS Bank**") and J.P.Morgan (S.E.A.) Limited ("**JPMorgan**" and together with Citi and DBS, the "**Joint Lead Managers, Bookrunners and Underwriters**"), have been appointed as the joint lead managers, bookrunners and underwriters for the Equity Fund Raising.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Save for (i) the New Units under the Private Placement which are to be subscribed for by CapitaLand Retail Limited ("**CRTL**") and/or its subsidiaries pursuant to an undertaking given by CRTL to the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT (the "**CRCT Trustee**"), and the Joint Lead Managers, Bookrunners and Underwriters (the "**CRTL Undertaking**"), and (ii) the New Units under the Private Placement which are to be subscribed for by CapitaMall Trust ("**CMT**") pursuant to an undertaking given by CMT (through HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**CMT Trustee**")) to the Manager, HSBC Institutional Trust Services (Singapore) Limited, as the CRCT Trustee, and the Joint Lead Managers, Bookrunners and Underwriters (the "**CMT Undertaking**"), the Equity Fund Raising is underwritten by the Joint Lead Managers, Bookrunners and Underwriters at the Issue Price. Details of the CRTL Undertaking and the CMT Undertaking are set out below.

The ATM Offering

The ATM Offering is made to retail investors in Singapore. Anyone wishing to purchase the New Units under the ATM Offering will need to make an application in the manner set out in the offer information statement ("**Offer Information Statement**") dated 25 January 2008 lodged with the Monetary Authority of Singapore. A copy of the Offer Information Statement is available on the website of CRCT at <www.capitaretailchina.com>.

Key information on the ATM Offering is summarised below:

- Only available through the automated teller machines ("**ATMs**") of DBS Bank (including POSB).
- On a "first-come, first-served" basis.
- At the Issue Price, subject to refund where (i) an application is rejected or (ii) if the Equity Fund Raising does not proceed for any reason.
- Applicants may use cash and/or Central Provident Fund Investible Savings (the "**CPF Funds**"). An investor applying for only 1,000 New Units can use either cash or CPF Funds, but not both.
- Minimum number of New Units per application: 1,000 New Units (investors may also apply for larger numbers of New Units in integral multiples of 1,000).
- Maximum number of New Units per application: 250,000 New Units.
- Only one application may be made for the benefit of one person for the New Units under the ATM Offering. Multiple applications will be rejected.
- Any reference to "Shares/Securities" on the screens of the ATMs of DBS Bank (including POSB) will refer to the New Units.

The ATM Offering	Date	Time
Opens	26 January 2008	10.30 a.m.
Closes	26 January 2008 (subject to early closure in the event that	12.30 p.m.

	the New Units under the ATM Offering are fully taken up earlier)	

In the event that there are New Units which are not validly subscribed for or not taken up under the ATM Offering, such New Units will first be made available to satisfy any excess demand for New Units under the Private Placement at the Issue Price to the extent that there is such an excess demand, or in the event that there are New Units which are not validly subscribed for or taken up under the Private Placement, the Joint Lead Managers, Bookrunners and Underwriters will subscribe and/or procure subscription for any remaining unsubscribed New Units under the ATM Offering and the Private Placement at the Issue Price. The Joint Lead Managers, Bookrunners and Underwriters shall have the sole discretion (in consultation with the Manager) to claw back and re-allocate the New Units between the ATM Offering and the Private Placement.

The Private Placement

Certain Substantial Unitholders[1]

As set out in the circular dated 14 November 2007 issued by the Manager to Unitholders, the Manager has earlier obtained a waiver from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from the requirements under Rule 812(1) of the Listing Manual of the SGX-ST (the "**Listing Manual**") for the placement of New Units under the Private Placement to (i) Stichting Pensioenfonds Zorg en Welzijn (formerly known as Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen) and (ii) The Capital Group of Companies, Inc (collectively, the "**Substantial Unitholders**"), subject to the following conditions: (i) the number of New Units proposed to be placed to the Substantial Unitholders is no more than what would be required to maintain their proportionate unitholding in CRCT, in percentage terms, at their pre-placement levels, (ii) the Manager certifies that it is independent of the Substantial Unitholders, (iii) the Manager discloses via SGXNET the rationale for the placement of New Units to the Substantial Unitholders under the Private Placement, and (iv) the Manager announces via SGXNET the number of New Units allotted to each of the Substantial Unitholders prior to the listing of the New Units.

In accordance with the above requirements, the Manager has certified that it is independent of the Substantial Unitholders, and will announce any such placement to the Substantial Unitholders and the rationale for such placement through SGXNET accordingly.

Non-CapitaLand TLCs

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual in relation to the placement of New Units to companies within the Temasek group of companies (being Temasek Holdings (Private) Limited ("**Temasek**") and its subsidiaries), including companies in which Temasek has an aggregate interest of at least 10.0 per cent., but excluding Temasek, CapitaLand Limited and its subsidiaries (the "**CapitaLand Group**", and together with Temasek, the "**Non-CapitaLand TLCs**") under the Private Placement, subject to the following conditions: (i) the number of New Units proposed to be placed to the Non-

[1] A "**Substantial Unitholder**" is a unitholder of CRCT (the "**Unitholder**") with an interest of not less than 5.0 per cent. of all Units in issue.

CapitaLand TLCs is no more than what would be required to maintain its proportionate unitholding in CRCT, in percentage terms, at its pre-placement level, (ii) the Manager certifies that it is independent of the Non-CapitaLand TLCs, (iii) the Manager discloses via SGXNET the rationale for the placement of New Units to the Non-CapitaLand TLCs under the Private Placement, and (iv) the Manager announces via SGXNET the number of New Units allotted to the Non-CapitaLand TLCs prior to the listing of the New Units.

In accordance with the above requirements, the Manager has certified that it is independent of the Non-CapitaLand TLCs, and will announce any such placement to the Non-CapitaLand TLCs and the rationale for such placement through SGXNET accordingly.

CapitaLand Group, CMT and Directors of the Manager and their immediate family members

At the extraordinary general meeting of Unitholders held on 4 December 2007, approval was granted for the placement of New Units under the Private Placement to (i) the CapitaLand Group, (ii) CMT and (iii) the directors of the Manager and their immediate family members who hold Units, for such number of New Units as would be required to maintain their proportionate unitholdings in CRCT, in percentage terms, at their respective pre-placement levels.

CRTL Undertaking

As at 18 January 2008, being the latest practicable date prior to the lodgement of the Offer Information Statement (the "**Latest Practicable Date**"), CapitaLand Limited holds 100 per cent. of CRTL, which holds 100 per cent. of CapitaLand Retail China Pte. Ltd., which holds 100 per cent. of Retail Crown Pte. Ltd. ("**RCPL**"). RCPL in turn holds 95,130,513 Units representing approximately 19.98 per cent. of the total number of Units in issue as at the Latest Practicable Date. Further, CapitaLand Limited, through the Manager, has an indirect interest in 516,796 Units, representing approximately 0.11 per cent. of the total number of Units in issue as at the Latest Practicable Date. As such, CapitaLand Limited's indirect unitholdings through RCPL and the Manager was an aggregate of 20.09 per cent. as at the Latest Practicable Date.

CRTL has given an undertaking to the Manager, the CRCT Trustee and the Joint Lead Managers, Bookrunners and Underwriters that, in relation to the Private Placement, it will directly subscribe, and/or procure our subsidiaries to subscribe, at the Issue Price, for such number of New Units which CapitaLand Limited and its subsidiaries will need to subscribe for so as to maintain their proportionate unitholdings in CRCT, in percentage terms, at their pre-placement levels.

CMT Undertaking

As at the Latest Practicable Date, CMT (through the CMT Trustee) holds 95,100,000 Units, representing approximately 19.97 per cent. of the total number of Units in issue as at the Latest Practicable Date.

CMT (through the CMT Trustee) has given an undertaking to the Manager, the CRCT Trustee and the Joint Lead Managers, Bookrunners and Underwriters that, in relation to the Private

Placement. It will directly subscribe, at the Issue Price, for such number of New Units which CMT will need to subscribe for so as to maintain its proportionate unitholding in CRCT, in percentage terms, at its pre-placement level.

Status of the New Units

The next distribution in relation to CRCT's distributable income (the "**Distributable Income**") was originally scheduled for the period from 1 July 2007 to 31 December 2007 (the "**Scheduled Distribution**"). However, in conjunction with the Equity Fund Raising, the Manager has declared, in lieu of the Scheduled Distribution, a distribution of the Distributable Income for the period from 1 July 2007 to the day immediately preceding the date on which New Units are issued under the Equity Fund Raising (the "**Cumulative Distribution**").

The New Units will, upon issue, rank *pari passu* in all respects with the Units in issue on the day immediately prior to the date on which the New Units are issued, including the right to any distributions which may be paid for the period from the day the New Units are issued to 30 June 2008 as well as all distributions thereafter.

For the avoidance of doubt, the New Units will not be entitled to participate in the Cumulative Distribution.

Estimated Distribution Range

The Manager estimates the quantum of the distribution per existing Unit for the period from 1 July 2007 to 4 February 2008, being the last day prior to the issue of the New Units, to be between 4.00 cents to 4.06 cents[2].

Listing of the New Units

The indicative date and time of commencement of trading of the New Units on the Main Board of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") is Tuesday, 5 February 2008 at 2.00 p.m.

CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
25 January 2008

---

[2] As announced in CRCT 4Q 2007 Financial Results released on 16 January 2008.

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Offer Information Statement are available on the website of CRCT at <www.capitaretailchina.com>. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Words and expressions not defined in this Announcement have the same meaning as defined in the Offer Information Statement unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT. Investors should read the whole of the Offer Information Statement before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CRCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, Citi, DBS Bank and JPMorgan to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CRCT.

CapitaRetail China Trust

News Release

25 January 2008
For Immediate Release

CapitaRetail China Trust to issue New Units at an issue price of S$1.36 per unit

ATM Offering opens on a "first-come, first-served" basis at 10.30 a.m. tomorrow, 26 January 2008

All capitalised terms used in this announcement and not otherwise defined shall bear the same meanings ascribed to them in the CRCT Offer Information Statement dated 25 January 2008 ("OIS").

Singapore, 25 January 2008 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce the issue of up to approximately 138 million new units in CRCT ("New Units") through a Private Placement to institutional and other investors and an ATM Offering to the public in Singapore on a "first-come, first-served" basis, so as to raise a total gross proceeds of up to approximately S$188 million (the "Equity Fund Raising") to part finance the acquisition of Xizhimen Mall.

Following CapitaLand Retail Limited's and CapitaMall Trust's undertaking to subscribe for such number of New Units so as to maintain their respective proportionate unitholdings[1] in CRCT, in percentage terms, at their pre-placement levels[2], the remaining gross proceeds to be raised is approximately S$113 million.

Unitholders at the Extraordinary General Meeting ("EGM") on 4 December 2007 had unanimously approved the proposed acquisition of Xizhimen Mall and the Equity Fund Raising to part finance the acquisition. The remaining acquisition cost will be funded through additional borrowings of approximately S$100 million and CRCT's internal cash balances.

[1] CapitaLand Retail Limited is maintaining the proportionate unitholdings on behalf of CapitaLand Limited and its subsidiaries.
[2] CRCT Unitholders have approved the placement of New Units to (a) CapitaLand Limited and its subsidiaries and (b) CapitaMall Trust, to maintain their respective proportionate unitholdings, in percentage terms, at their pre-placement levels.

The Joint Lead Managers, Bookrunners and Underwriters for the Equity Fund Raising are Citigroup Global Markets Singapore Pte. Ltd, DBS Bank Ltd and J.P.Morgan (S.E.A.) Limited.

Following the Equity Fund Raising for the acquisition of Xizhimen Mall and the issue price of S$1.36 per New Unit, Unitholders can expect a Distribution per Unit ("DPU") of 6.67 cents[3] for forecast year 2008 ("FY2008"), which is an accretion of 4.1%[3] to the forecast DPU of 6.41 cents[4] generated by CRCT's Existing Portfolio in FY2008.

The issue price of S$1.36 per New Unit represents a discount of approximately 10% to CRCT's volume weighted average price of the existing units in CRCT, based on all trades in the Units on Singapore Exchange Securities Trading Limited ("SGX-ST") for the full market day of 24 January 2008.

Based on the property price of approximately RMB 22,777 per square metre, Xizhimen Mall is expected to achieve a net property income yield ("NPI yield") of 5.7%[5] in 2008 and 6.4%[6] in 2009. The future acquisition of Phase 2[7] of the mall, which will directly connect the mall to the adjacent mass rapid transit and future railway station via basement 1, is expected to provide a further uplift to the mall's NPI yield.

Mr Lim Beng Chee, CEO of CRCTML, said, "The unanimous support we have received from Unitholders at the EGM signified a keen endorsement of the competitive strengths of Xizhimen Mall, and their confidence in our ability to deliver the benefits of the acquisition and the flourishing retail sales growth in China. Xizhimen Mall is expected to provide strong net property income growth of approximately 12% between 2008 and 2009, achieving an estimated NPI yield of 6.4%[6] in 2009, with a further growth potential from Phase 2[7] of the mall. The acquisition will also provide for a DPU accretion of 4.1%[3]. We look forward to a successful Private Placement and ATM Offering given the compelling acquisition benefits and the relatively small quantum of proceeds[8] to be raised from institutional and retail investors."

---

[3] Based on the issue price of S$1.36 per New Unit and the forecast for the financial period from 1 January 2008 to 31 December 2008, together with the accompanying assumptions, in the OIS

[4]As shown in the OIS. The forecast DPU was estimated to be 6.53 cents in the circular of CRCT dated 14 November 2007. The forecast has since been revised given the movements in the exchange rate between Singapore Dollar and Renminbi, interest rate for the existing Renminbi borrowing, and CRCT's Unit Price.

[5] Based on an assumed occupancy rate of 88.7% in 2008.

[6] Based on an assumed occupancy rate of 100% in 2009.

[7] Phase 2, which is estimated to have 11,539 square metres in Gross Rentable Area ("GRA"), will be acquired from Xizhimen Mall's original developer, Beijing Finance Street Construction Development Co., Ltd., when it is completed and subject to certain conditions being fulfilled. The acquisition price per square metre has been fixed and is lower than the purchase price per square metre for Xizhimen Mall.

[8] Following CapitaLand Retail Limited's (on behalf of CapitaLand Limited and its subsidiaries) and CapitaMall Trust's undertaking to subscribe for such number of New Units so as to maintain their respective proportionate unitholdings in CRCT, in percentage terms, at their pre-placement levels, the remaining gross proceeds to raise is approximately S$113 million.

The ATM Offering

Under the ATM Offering, approximately 2.2 million New Units will be made available through the ATMs of DBS (including POSB) on a "first-come, first-served" basis at the issue price of S$1.36 per New Unit. The maximum number of New Units per application under the ATM Offering is 250,000 New Units.

The ATM Offering will open at 10.30 a.m. (Singapore time) tomorrow, 26 January 2008, and close at 12.30 p.m. (Singapore time) on the same day, subject to early closure in the event that the New Units under the ATM Offering are fully taken up before 12.30 p.m.

Listing of the New Units

The expected date and time of commencement of listing of the New Units on SGX-ST is Tuesday, 5 February 2008 at 2.00 p.m.

Status of the New Units

The New Units will, upon issue, rank pari passu in all respects with the Units in issue on the day immediately prior to the date on which the New Units are issued, including the right to any distributions which may be paid for the period from the day the New Units are issued to 30 June 2008 as well as all distributions thereafter.

The New Units, however, will not qualify for the distributable income of CRCT for the period from 1 July 2007 to 4 February 2008[9]. The Manager estimates the quantum of the distribution per existing unit for the period from 1 July 2007 to 4 February 2008, being the last day prior to the listing of the New Units, to be between 4.00 cents and 4.06 cents ("Cumulative Distribution").

The next distribution following the Cumulative Distribution will comprise CRCT's distributable income for the period from the day the New Units are listed to 30 June 2008. Semi-annual distributions will resume thereafter.

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

[9] CRCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The next distribution was originally scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007.

The current portfolio of seven retail mall properties, valued at approximately RMB 3,648 million[10], is located in China's key cities. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CRCTML's current view on future events. All forecasts and projections are based on the issue price of S$1.36 per New Unit and on CRCTML's assumptions as explained in the offer information statement lodged with the Monetary Authority of Singapore on 25 January 2008 in connection with the equity fund raising ("OIS"). Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CRCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CRCT before deciding whether to subscribe for New Units.

[10] Valuation by CB Richard Ellis (Pte) Ltd as of 30 September 2007.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Issued by CapitaRetail China Trust Management Limited
(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP: (65) 9798 7225
Email: shirlene.sim@capitaland.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 23 October 2006 (as amended))

NOTICE OF CUMULATIVE DISTRIBUTION BOOKS CLOSURE AND CUMULATIVE DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaRetail China Trust ("**CRCT**") will be closed at **5.00 p.m.** on 4 February 2008 (the "**Cumulative Distribution Books Closure Date**") to determine the entitlements of holders of units in CRCT ("**Units**" and holders of Units, "**Unitholders**") to CRCT's distributable income for the period from 1 July 2007 to the date immediately before the date of issue of new Units ("**New Units**") pursuant to an equity fund raising exercise described in the circular dated 14 November 2007 issued by CapitaRetail China Trust Management Limited, the manager of CRCT (the "**Manager**"), to Unitholders (the "**Cumulative Distribution**"). The New Units are currently expected to be listed on or about 5 February 2008. The Cumulative Distribution is in lieu of the distribution originally scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007. The next distribution following the Cumulative Distribution will comprise CRCT's distributable income for the period from the date of issue of the New Units to 30 June 2008. Semi-annual distributions will resume thereafter.

Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has granted a waiver of Rule 704(24) of the SGX-ST Listing Manual, provided a minimum of 5 market days of notice is given for the Cumulative Distribution Books Closure Date.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Cumulative Distribution Books Closure Date will be entitled to the Cumulative Distribution.

The current expectation of the Manager is that the quantum of the distribution per Unit under the Cumulative Distribution will be between 4.00 cents and 4.06 cents. The actual quantum of the Cumulative Distribution per Unit will be announced on or around 25 February 2008, after the management accounts of CRCT for the relevant period have been finalised. The Cumulative Distribution is currently expected to be paid on or about 25 March 2008.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

The Cumulative Distribution will be a capital distribution. Being a capital distribution, the Cumulative Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes. For Unitholders who are liable to Singapore income tax on profits from sale of Units, the amount of Cumulative Distribution will be applied to reduce the cost base of their Units for Singapore income tax purposes.

No tax will be deducted at source from the Cumulative Distribution.

IMPORTANT DATES AND TIMES

Date/Deadline	**Event**
4 February 2008 at 5.00 p.m.	Closing of CRCT's Transfer Books and Register of Unitholders
On or about 25 March 2008	Payment of Cumulative Distribution

For enquiries, please contact Shirlene Sim at 6826 5543 or email: shirlene.sim@capitaland.com or visit our website at <www.capitaretailchina.com>.

CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
25 January 2008

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for the Units.

The value of the Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and, subject to certain exceptions, may not be offered or sold within the United States, to and/or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (as amended)).

82 - 4507

CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Launch of Equity Fund Raising for the acquisition of Xizhimen Mall



25 January 2008

Disclaimer

- This presentation is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.
- The Offer Information Statement are available on the website of CRCT at <www.capitaretailchina.com>. This presentation is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Words and expressions not defined in this presentation have the same meaning as defined in the Offer Information Statement unless the context requires otherwise.
- The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.
- Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.
- The past performance of CRCT is not necessarily indicative of the future performance of CRCT. Investors should read the whole of the OIS before deciding to accept or purchase the New Units.
- This presentation may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this presentation or any other material relating to CRCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this presentation nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this presentation should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.
- Nothing in this presentation constitutes an offer of securities for sale in the United States. Neither this presentation nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.
- The distribution of this presentation and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this presentation and/or its accompanying documents are required by the Manager, Citi, DBS Bank and JPMorgan to inform themselves of, and observe, any such prohibitions and restrictions.
- IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CRCT.

82 - 4507

CapitaRetail China Trust

82 - 4507

Agenda

Overview of Xizhimen Mall Acquisition

Key Benefits to Unitholders

Financial Highlights

CapitaRetail China Trust

Overview of Xizhimen Mall Acquisition

- Iconic development strategically located on a major commuter hub (MRT/LRT/Bus) in Beijing
  - 7 storeys of multi-tenanted retail space comprising an aggregate GRA of 73,857sqm ("Phase 1")
  - Strong daily commuter traffic of 300,000 persons (weekdays) and 600,000 persons (weekends)
- Attractive NPI yields of 5.7%(1) in FY2008 growing to 6.4%(2) in FY2009
  - Based on Agreed Property Price of S$336.0mil
- DPU accretion of 4.1%(3) for FY2008
- Agreement to purchase the future extension of basement 1 of the mall ("Phase 2") at an attractive fixed price when completed(4)

Notes:
(1) Based on average occupancy rate of 88.7%.
(2) Assuming 100% occupancy rate.
(3) The proposed acquisition to be financed by S$100 mil of borrowings and issuance of S$188 mil of new Units at an issue price of S$1.36 per unit.
(4) Subject to certain conditions being fulfilled.

CapitaRetail China Trust

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Xizhimen Mall, Beijing

A one-stop shopping, dining and entertainment destination which is part of Xihuan Plaza, an iconic integrated mixed-use development comprising three office towers and a commercial block





CapitaRetail China Trust

Xizhimen Mall Property Overview

As at 31 August 2007 (unless otherwise stated)

Year of completion	2005, with refurbishments in 2006 and 2007
GRA	73,857 sqm
Number of Leases	165[1]
Car Park Lots	365 lots[2]
Land Use Right Expiry	Yr 2054 (overall integrated use) Yr 2044 (retail use)
Appraised Values (as at 30 September 2007)	S$338.4mil (RMB1,692.0mil)[3] by Colliers S$340.0mil (RMB1,700.0mil)[3] by Knight Frank Petty
Prominent Domestic and International Brands	KFC, Pizza Hut, McDonald's, BreadTalk, Esprit, Sephora, Beijing Hualian Supermarket, Sport 100, Vero Moda, Jack & Jones
Committed Occupancy Rate	82.1%[4]
NPI Yield	5.7% for FY2008 [5] 6.4% for FY2009 [6]







Notes:
(1) Based on committed leases. There were 190 brands in the mall as at 11 October 2007.
(2) Represents the number of car parks available for use. These are a part of Xihuan Plaza and not part of the proposed acquisition.
(3) The Independent Valuers have adopted an exchange rate of S$1.00 is to RMB5.00
(4) As at 31 August 2007. Committed occupancy rate has risen to 87.1% as at 11 October 2007.
(5) Based on average occupancy rate of 88.7%
(6) Based on 100% assumed occupancy.

Agenda

Overview of Xizhimen Mall Acquisition

Key Benefits to Unitholders

Financial Highlights

82 - 4507

CapitaRetail China Trust

Key Benefits to Unitholders



Attractive DPU Accretion
1
In Line with the Manager's Investment and Acquisition Growth Strategy
2
Competitive Strengths of Xizhimen Mall
3
Phase 2 Value Creation Opportunity
4
Greater Income and Tenant Mix Diversification
5
Strengthened Foothold in Beijing's Retail Sector
6
CapitaRetail
China Trust

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CapitaRetail China Trust

Attractive DPU Accretion

Attractive DPU accretion of 4.1 % and 11.4% growth in Xizhimen Mall's FY2009 NPI

New Unit Issue Price @ S$1.36


+4.1%
6.41¢
6.67¢
Existing Portfolio
Enlarged Portfolio

Xizhimen Mall's NPI Yield (2)


Assumed Occupancy Rate
88.7%
100%
5.7%
6.4%
FY2008
FY2009

Notes:
(1) Proposed acquisition to be partially funded through Equity Fund Raising of up to S$188 mil and borrowings of S$100 mil
(2) Computed based on Agreed Property Price of S$336mil

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CapitaRetail China Trust

In Line with Manager's Investment and Acquisition Growth Strategy

41.1% increase in Deposited Property value augments CRCT's vision to grow its Deposited Property value to S$3.0bil by 2009



Existing Portfolio(1)
Enlarged Portfolio
Target By 2009
S$779.4 mil
41.1%
S$1,099.4 mil
S$3.0 bil

Note:
(1) As at 31 December 2007

CapitaRetail China Trust

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Competitive Strengths of the Mall –
Strategic Location with Large Shopper Catchment

Located at one of only two inter-modal, multi-level public transportation hubs in Beijing


Beijing Subway Plan 2008
To Changping
Lishuiqiaobei
To Shunyi
Beijing Capital International Airport
Xi'erqi
Wangjing Mall
Huangzhuang
Zhichunlu
Xiongmao-huandao
Beituchengdonglu
Shaoyaoju
Xizhimen Mall
Anzhen Mall
Baishiqiao
Xizhimen
Yonghegong
Dongzhimen
Fuxingmen
Xidan
Dongdan
Jianguomen
Sihuidong
Military Museum
Guomao
Xuanwumen
Chongwenmen
Jiulong Mall
To Liangxiang
Yongdingmen
Songjiazhuang
Jiaomenxi
Yizhuang Light Rail

- Served by MRT lines, national railway, and major bus routes
- Commuter traffic of ~300,000 on weekdays and ~600,000 on weekends(1)
- Proximity to middle-class residential areas, Beijing Finance Street, Zhongguancun District
- Retail spending of catchment population is ~15% to 20% above Beijing average(1)

Note:
(1) Estimates by Urbis JHD Pty Ltd.

CapitaRetail China Trust

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Competitive Strengths of the Mall –
Diverse Tenant Base

Diverse, Stable and Quality Tenant Base

- Large tenant base of 165 leases[1] from a wide variety of trade sectors

Favourable Lease Structures With Strong Upside Potential

- Upside from
  - — annual step-up in base rent;
  - — turnover rent provisions

Select Tenants

Anchor (20 yr lease)

北京華聯集團
BEIJING HUALIAN GROUP

Mini Anchors (5-7yr leases)

McDonald's, ESPRIT, SEPHORA, 一兆韦德健身 WEIDER-TERA FITNESS CLUB, Watsons 屈臣氏, JACK & JONES, VERO MODA, BreadTalk, KFC, sport 100

Specialty Tenants (1-3 yr leases)

LENSCRAFTERS 亮视点, Clarks, yogen früz, 2C, BLUENJIT, Fruits & Passion A life of perfume, azona a02, SK, 周大福 CHOW TAI FOOK, ALDO

Note:
(1) As at 31 August 2007

CapitaRetail China Trust

Acquisition of Phase 2 Development Provides Further Value Creation Opportunity

Attractive Fixed Acquisition Price and Direct Pedestrian Connectivity to the adjacent MRT and railway stations provide additional growth

Phase 2's GRA is approx. 11,539 sqm; a **15.6%** increase over Phase 1



To Beijing North railway station
To Xizhimen MRT station for Line 2 and Line 4
Phase 2
Phase 1

Floor Plan of Basement 1

CapitaRetail China Trust

Greater Income and Tenant Mix Diversification

Proposed Acquisition reduces FY2008 Income Contribution from....

Largest Property (1)


66.3%
33.7%
72.5%
27.5%
Existing Portfolio
Enlarged Portfolio
Others
Largest property(3)

Largest Trade Sector (2)


53.6%
46.4%
65.7%
34.3%
Existing Portfolio
Enlarged Portfolio
Others
Departmental Stores

Largest Tenant (2)


60.3%
39.7%
70.7%
29.3%
Existing Portfolio
Enlarged Portfolio
Others
Beijing Hualian Group

(1) By Net Property Income contribution.
(2) By Gross Rental Income contribution.
(3) Represents Wangjing Mall (Existing Portfolio) and Xizhimen Mall (Enlarged Portfolio), respectively.

CapitaRetail China Trust

Strengthened Foothold in the Beijing Retail Sector



北京城區圖
BEIJING URBAN MAP
Wangjing Mall
Anzhen Mall
2km
XIZHIMEN MALL
Beijing Finance Street
Tian'anmen Square
Jiulong Mall

Note:
(1) Estimates by Urbis JHD Pty Ltd.

CapitaRetail China Trust

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Increased Exposure to Beijing's Strong Retail Market Trends

Burgeoning middle class, growing disposable income and increasing urbanisation bodes well for retail growth

Per Capita Disposable Income in Beijing[1]



Per Capita Disposable Income (RMB)
25,000
20,000
15,000
10,000
5,000
0
CAGR: +19.7%
6,280
6,860
7,703
8,472
9,422
10,493
19,978
22,071
2000
2001
2002
2003
2004
2005
2006
2007F(2)

Retail Sales in Beijing[1]



Retail Sales (RMB billion)
400.0
350.0
300.0
250.0
200.0
150.0
100.0
CAGR: +12.2%
165.9
183.1
200.5
229.7
262.7
290.3
327.5
370.1
2000
2001
2002
2003
2004
2005
2006
2007F(2)

(1) Per Capita Disposable income and Retail Sales of Consumer Products from Beijing Municipal Bureau of Statistics.
(2) 2007F is annualised from available nine month statistics.

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CapitaRetail China Trust

Agenda

Overview of Xizhimen Mall Acquisition

Key Benefits to Unitholders

Financial Highlights

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CapitaRetail China Trust

Proposed Financing Structure

Proceeds from Equity Fund Raising of up to S$188 mil

+

2 year unsecured Term Loan S$100 mil

+

CRCT internal cash balances S$49.7 mil

→

Total Acquisition Cost
S$341 mil

(of which S$3.3mil is the Manager's acquisition fee to be fully paid in CRCT Units)

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CapitaRetail China Trust

Competitive Capital Management

Post-acquisition Debt Capacity (1)


29.7%
31.6%
Additional Debt capacity of S$36.9mil
Max. Aggregate Leverage Limit: 35.0%(2)
Pre-Acquisition
Post-Acquisition

Post-acquisition Debt Maturity Profile (1)


349
Variable Rate 27.8%
Fixed Rate 72.2%
Anzhen - Secured (Variable Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Fixed Rate)
Trust - Unsecured (Variable Rate)
152
39
100
58
Total Borrowings
2008
2009
2010
2011
(in S$ millions)

Notes:
(1) Based on CRCT's latest unaudited financial statements as at 31 December 2007
(2) Code on Collective Investment Schemes - Property Funds Guidelines Aggregate Leverage Limit (assuming no credit rating is obtained).

Profit Forecast

	FY2008 (S$'000)		
	Existing Portfolio	The Mall	Enlarged Portfolio
Gross Revenue	**81,272**	**29,577**	**110,849**
Property Operating Expenses	(30,922)	(10,480)	(41,402)
NPI	**50,350**	**19,097**	**69,447**
Administrative expenses	(5,713)		(8,408)(1)
Finance costs	(9,051)		(14,313)
Net income before taxation	**35,586**		**46,726**
Taxation	(5,893)		(7,148)
Total return for the year after income tax	**29,693**		**39,578**
Minority interest	(352)		(352)
Total return for the year attributable to Unitholders before distribution	**29,341**		**39,226**
Income available for distribution to Unitholders	**30,616**		**41,286**
Units in issue ('000)	477,704		618,689
Distribution Per Unit (cents)	**6.41**		**6.67**
DPU Accretion			**4.1%**

Notes:
(1) Includes expected incremental Manager's Base and Performance Fees payable of S$1.0 million and S$0.8 million, respectively.

CapitaRetail China Trust

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Appendices

Appendix A: Overview of CRCT

Appendix B: Xizhimen Mall Profile

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CapitaRetail China Trust

Appendix A: Overview of CRCT



CapitaRetail China Trust

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The First Pure-Play China Retail REIT...

Geographically diversified portfolio in multi-tiered cities across China
7 quality retail malls located in large population catchment areas
Well-positioned to cater to the shopping needs of residents

Jinyu Mall, Huhehaote

- 5-level retail mall
- GFA: 41,938 sq m
- Population catchment: 281,000(1)

Anzhen Mall, Beijing

- 6-level retail mall
- GFA: 43,442 sq m
- Population catchment: 671,000(1)

Jiulong Mall, Beijing

- 4-level retail mall
- GFA: 49,526 sq m
- Population catchment: 531,000(1)

Wangjing Mall, Beijing

- 5-level retail podium with a 7-level tower above the podium
- GFA: 82,634 sq m
- Population catchment: 302,000(1)



Huhehaote
Beijing
Zhengzhou
Shanghai
Wuhu

Portfolio

- **7 retail malls**
- **Total GFA: 453,506 sq m**
- **Total population catchment: 3,209,000(1)**

Zhengzhou Mall, Zhengzhou

- 7-level retail mall
- GFA: 92,356 sq m
- Population catchment: 698,000(1)

Qibao Mall, Shanghai

- 4-level retail mall
- GFA: 83,986 sq m
- Population catchment: 345,000(1)

Xinwu Mall, Wuhu

- 4-level retail mall
- GFA: 59,624 sq m
- Population catchment: 381,000(1)

Note:
(1) Comprises the resident population of the primary and secondary trade areas of the relevant Property.

Source: IPO prospectus

CapitaRetail China Trust

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...With Platform Designed To Take Advantage Of All Opportunities In The Marketplace

Multi-sourced portfolio demonstrates capability of comprehensive retail business platform

Ability to capitalise on the full spectrum of retail opportunities in cities across China

Greenfield developments


Wangjing Mall, Beijing


Xinwu Mall, Wuhu

Third party acquisitions


Jiulong Mall, Beijing

Strategic partnerships with retail operators


Anzhen Mall, Beijing


Zhengzhou Mall, ZZ


Jinyu Mall, Huhehaote

Master-Lease from Landowner


Qibao Mall, Shanghai

CapitaRetail China Trust

Anchored By Well-Established Brand Names…

Our anchor tenants include…

Eighth largest retailer in China[1]

北京華聯集團
BEIJING HUALIAN GROUP



欢迎光临北京华联
WELCOME TO BEIJING HUALIAN

World's largest retailer[1]

WAL★MART



WAL★MART

World's second largest retailer[2]

Carrefour



Prominent international brands at the malls include…

McDonald's, MANGO, ESPRIT, Pizza Hut, KFC, Watsons 屈臣氏, osim, Calvin Klein Jeans, Starbucks Coffee, MORGAN, SPINELLI, swatch, crocs, SUBWAY

Prominent local brands at the malls include…

WORLD, GIRDEAR, Vivitix SANRIO, HOTWIND, sport 100, FAIRWHALE

Notes:
(1) Based on annual sales in 2006
(2) Based on annual sales for the financial year ended 31 January 2007

CapitaRetail China Trust

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Valuation of Portfolio

Revaluation was done on 30 Sep 2007 (RMB'000)	Previous Valuation	Valuation 2007	Percentage Increase (%)
Wangjing Mall	1,102,000	1,193,000	8.3
Jiulong Mall	414,000	432,000	4.3
Anzhen Mall	772,000	791,000	2.5
Qibao Mall [1]	264,000	320,000	21.2
Zhengzhou Mall	454,000	466,000	2.6
Jinyu Mall	315,000	316,000	0.3
Xinwu Mall [2]	130,000	130,000	-
Total [2]	3,451,000	3,648,000	5.7

1. Qibao Mall had undergone asset enhancement
2. Based on CRCT's 100% ownership interest in Xinwu Mall.

CapitaRetail China Trust

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A Three-Pronged Growth Strategy to Drive Total Returns

Strong Acquisition Pipeline	□ Proprietary and secured pipeline through rights of first refusal □ Acquisition pipeline potentially more than triples the size of the initial portfolio
Organic Growth	■ Favourable macro and retail sales growth outlook supports positive rental reversion ■ Potential upside from percentage of gross sales turnover
Asset Enhancements	■ Proven track record to identify assets with value creation potential ■ Initial portfolio has significant asset enhancement opportunities

CapitaRetail China Trust

Well-Defined Acquisition Growth Pipeline

CRCT enjoys a proprietary and secured pipeline of assets

CapitaRetail China Development Fund I & II (~US$1.2bil of committed equity raised)	CapitaLand Retail Limited	CapitaRetail China Incubator Fund (US$425million of committed equity raised)
■ Develops greenfield retail malls ■ 25 Wal-Mart anchored retail malls across China – GRA > 1.1 mil sq m, total investment cost of ~ US$1.0 bil (~ S$1.5 bil) ■ Signed MOU with a few other Chinese parties to acquire over 35 retail malls – GRA > 1.5 mil sq m, total investment cost of ~ US$1.3bil (~ S$2.0 bil) ■ ROFR in 70% of all future Wal-Mart devts by SZITIC by 2010 ■ Future projects to be developed in partnership with Beijing Hualian Group, Vanke or to acquire from third party entities	■ Completed retail properties in China identified and targeted for acquisition	■ Incubates completed malls ■ Xizhimen Mall in Beijing ■ 4 properties in China to be operational in 2008 ■ Invest in properties in alliance with Beijing Hualian Group, Vanke or to acquire from third party entities

Rights of First Refusal

CapitaRetail China Trust

Acquisition Pipeline Potentially More Than Triples CRCT's Initial Portfolio

With more than 25 assets in the secured and proprietary pipeline, CRCT's footprint could expand to over 28 cities in China[1]



Heilongjiang
Jilin
Liaoning
Inner Mongolia
Beijing
Hebei
Shandong
Jiangsu
Anhui
Shanghai
Zhejiang
Fujian
Jiangxi
Hubei
Hunan
Guangdong
Guangxi
Hainan
Yunnan
Sichuan
Chongqing
Shaanxi
Henan
Gansu
Qinghai
Xinjiang
Xizang (Tibet)
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xizhimen Mall
Jinyu Mall
Anyang
Xinxiang
Zhengzhou Mall
Zibo
Weifang
Yangzhou
Kunshan
Qibao Mall
Xinwu Mall
Mianyang
Chengdu
Deyang
Yibin
Changsha
Chongqing
Yiyang
Nanchang
Quanzhou
Zhangzhou
Nanhai
Zhaoqing
Zhanjiang
Maoming
Foshan
Shunde
Huizhou
Dongguan
Shenzhen

- ★ CapitaRetail China Trust (CRCT)
- ● CapitaRetail China Development Fund (CRCDF)
- ○ CapitaRetail China Incubator Fund (CRCIF)
- ○ CapitaLand (CL) – to be injected into CRCDF

1. Excludes the over 35 retail malls under the MOUs signed by CapitaLand as announced on 15 January 2007

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CapitaRetail China Trust

Potential Upside from Organic Rental Growth

- Exposure to China's forecast retail sales growth of 10.0% p.a. (2005 – 2011)
- Favourable lease structure provides for turnover rental upside
  - — Installed POS (point-of-sales) system to capture more accurately the sales receipts

High percentage of committed leases(1) with turnover rent provisions


By total GRA
64.2%
By number of leases
80.1%
% of Committed Leases with Turnover Rents(1)

Note:
(1) For Existing Portfolio as at 31 August 2007.

CapitaRetail China Trust

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Potential Upside from Asset Enhancement

Mall	Asset Enhancement Initiatives(1)	Objectives
Jiulong Mall	■ Conversion of rooftop carpark to retail space ■ New annex block with retail and carpark	■ Create additional ~11,000 sq m of GFA (~ 22% of total GFA)
Zhengzhou Mall	■ Conversion of open-air carpark to new annex block with retail and carpark linked to main building ■ Linkways integrated with shops	■ Create additional ~12,000 sq m of GFA (~ 13% of total GFA)
Jinyu Mall	■ Recovery of GRA from master lessee and re-leasing to specialty tenants	■ Increased rent on recovered space ~32,000 sq m GFA (> 70% of GFA)








Proven track record to identify assets with value creation potential

Note:
(1) Subject to receipt of approvals from relevant authorities.

CapitaRetail China Trust

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Jinyu Mall

Objectives of AEI Works


長安·金匯

Existing facade of the mall



Existing interior

The proposed AEI works aim to enhance the rental income and property yield of the mall by addressing its current weaknesses:

- Inefficient layout on all floors

- A lack of on-site car parking lots

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Jinyu Mall

Proposed AEI works on Level 1

Relocate popular fresh goods section of the supermarket to Level 3;
Reconfigure and lease recovered prime space to higher-yielding specialty tenants

Before



Existing department store occupying prime L1 space
Existing supermarket (fresh goods) occupying prime L1 space

Level 1

After



Convert recovered prime space for specialty tenants
Improve layout and circulation

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CapitaRetail China Trust

Jinyu Mall

Proposed AEI works on Levels 2 and 3

Lease recovered department store space to higher-yielding specialty tenants; Relocated supermarket on L3 would help to drive shopper traffic and rental values

Before



Level 3

After



Relocated supermarket (fresh goods) to drive shopper traffic and rental value on the upper floors

Convert recovered dept store space for specialty tenants
Improve layout and circulation

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CapitaRetail China Trust

Jinyu Mall

Proposed AEI works on Levels 4 & 5

Build car parking lots on both L4 and L5

Before



Level 4

After



Car park

CapitaRetail China Trust

Jinyu Mall

Summary of AEI works

Transform Jinyu Mall into a one-stop family shopping, dining, and entertainment destination - a first of its kind in Huhehaote



New facade



New central atrium

- **L1: Relocate popular fresh goods section of supermarket to L3;**
  Reconfigure and lease recovered prime space to higher-yielding specialty tenants
- **L2 & L3: Lease recovered department store space to higher-yielding specialty tenants;**
  Relocated supermarket on L3 would help drive shopper traffic and rental values
- **L4 & L5: Build car parking lots**

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ROI from Proposed AEI Works

Capital Expenditure	Start Date	Completion Date
RMB 82.5 mil	Third Quarter 2007	First Half 2008

	AEI Budget[1] (RMB '000)
Stabilised Net Property Income (FY2008) in Prospectus	21,666
Stabilised Net Property Income after proposed AEI works	29,945
Increase in Net Property Income	8,280
Capital Expenditure	82,500
Return on Investment (ROI)	**~ 10.0%**

1. Based on the Manager's estimates

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Structure Of CRCT

China Project Companies Holding Assets


Singapore
Barbados
China
Unitholders
Holding of Units
Distributions
The Manager
(CapitaRetail China Trust Management Limited)
Management services
Management fees
CapitaRetail China Trust
Trustee fees
Acts on behalf of Unitholders
The Trustee
HSBC Institutional Trust Services (Singapore) Limited
Ownership and shareholder's loan
Dividends, interest income and principal repayments of shareholder's loans
Barbados Companies
100% ownership(1) and shareholder's loans
Dividends, interest income and principal repayments of shareholder's loans
Project Companies (SPVs)
Ownership(1)
Net property income
The Property Managers
Property management services
Property management fees
Properties

Note:
(1) Represents 100% ownership of Project companies with the exception of the Project Company holding Xinwu Mall which is 51% owned.

CapitaRetail China Trust

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Property Managers With China Knowledge

Over 1,600[1] predominantly local staff in various cities


CapitaLand Retail Limited China
Corporate Functions
Retail Management
Investment & Asset Mgmt
Project Devt & Design
Finance & Corp. Svcs
Human Resource
Corporate Comms
Retail Operations
Leasing
Marcom
Tenancy Design
Operations
Centre Mgmt
North China (Beijing)
South China (Shenzhen)
East China (Shanghai)
West China (Chengdu)

Note:
(1) As at 31 Dec 2007.

CapitaRetail China Trust

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Unique Integrated Retail And Capital Management Platform

Retail Management			Capital Management			
Property Management	Retail Management & Leasing	Strategic Marketing	Design & Development Management	Asset Management	Strategic Planning & Investment	Fund Management

Pan-Asian retail mall management platform with portfolio of over 95 malls[1]

Strategic partnerships with local partners and leading retailers

1. As at 31 Oct 2007

CapitaRetail China Trust

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Marketing and Promotional Initiatives to Increase Visibility and Drive Shopper Traffic


ONLY
签售会

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CapitaRetail China Trust

Professional Design Team To Create Attractive Shopping Ambience






BOBDOG


VEROMODA

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CapitaRetail China Trust

CRCT Manager's and Property Managers' Fees are Performance Based

Fees Payable To The Manager Is Designed To Align Their Interests With Those Of Unitholders[1]

Base Fee	Performance fee	Acquisition fee
■ 0.25% per annum of the value of the Deposited Property	■ 4% per annum of the Net Property Income	■ 1% or up to 1.5%[2] of the purchase price of any Authorized Investment acquired

Property Managers' fees

- 2% per annum of the Gross Revenue
- 2% per annum of the Net Property Income
- 0.5% per annum of the Net Property Income in lieu of leasing commissions[3]

1. The Manager may elect to receive the fees in cash or Units or a combination of both at its sole discretion
2. Up to 1.5% if the purchase price is less than S$200.0 million and 1.0% if the price is S$200.0 million or more, and 1.0% for acquisition of properties in Development and Incubator Funds
3. Leasing commissions otherwise payable to the Property Managers and/or third party agents

CapitaRetail China Trust

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Appendix B: Xizhimen Mall Profile



CapitaRetail China Trust

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Xizhimen Mall Tenancy Profile

Top 10 Retailers

Brand Names	Trade Category	% of Gross Rental Income
Sport 100 Colour Jeans	Sports & Fitness Fashion	7.8%
Only, Jack & Jones, Vero Moda	Fashion	6.7%
KFC Pizza Hut	Food & Beverage / Foodcourt	3.8%
Beijing Hualian Group	Supermarket	3.1%
Da Shi Dai Bread Talk	Food & Beverage / Foodcourt	2.8%
Sephora	Fashion	2.4%
In-Base	Fashion	2.1%
Weider-Tera	Sports & Fitness	2.0%
Esprit Red Earth	Fashion	1.9%
McDonald's	Food & Beverage / Foodcourt	1.4%
Top Ten Retailers by Total Monthly Gross Rental Income (excluding turnover rent)		**34.0%**
Other Retailers		66.0%
Total		**100.0%**

Trade Sector Analysis (By Gross Rental Income)



Fashion	43.4%
Department Store	0.0%
Food & Beverage / Foodcourt	23.8%
Services	18.6%
Sports & Fitness	5.7%
Supermarket/Hypermarket	3.1%
Leisure & Entertainment	0.0%
Toys	0.6%
Home Furnishings	1.9%
Gifts & Specialty	0.3%
Electronic/IT	1.2%
Education/School	1.4%
Books & Stationery	0.0%
Hobbies	0.1%
Others	0.0%

Lease Expiry Profile

Expiring Leases as a % of GRA


2.2%
3.7%
21.8%
5.5%
48.9%
FY2008
FY2009
FY2010
FY2011
Beyond FY2011

Expiring Leases as a % of Gross Rental Income


6.3%
9.0%
41.9%
8.2%
34.6%
FY2008
FY2009
FY2010
FY2011
Beyond FY2011

CapitaRetail China Trust

Enlarged Portfolio Lease Expiry Profile

Expiring Leases as a % of GRA


0.1%
2.2%
13.2%
5.4%
4.0%
68.7%
FY2007
FY2008
FY2009
FY2010
FY2011
Beyond FY2011

Expiring Leases as a % of Gross Rental Income


0.3%
6.9%
20.4%
14.9%
5.2%
52.3%
FY2007
FY2008
FY2009
FY2010
FY2011
Beyond FY2011

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CapitaRetail China Trust

Enlarged Portfolio Top 10 Retailers

Brand Names	Trade Category	% of Gross Rental Income[1]
Beijing Hualian Supermarket	Supermarket	36.3%
Beijing Hualian Department Store	Department Store	
Carrefour	Supermarket	5.6%
Sport 100 / Colour Jeans	Sports & Fitness	3.8%
	Fashion	
Only	Fashion	2.7%
Jack & Jones		
Vero Moda		
B&Q	Home Furnishings	2.6%
Ebase	Fashion	1.6%
Ebase Garcons		
Calvin Klein Jeans		
Baleno Urban		
Astroboy		
Kentex		
In-Base		
KFC	Food & Beverage / Foodcourt	1.3%
Pizza Hut		
Da Shi Dai (大食代)	Food & Beverage / Foodcourt	1.3%
Bread Talk		
Sizzler	Food & Beverage / Foodcourt	0.9%
Lejazz		
Pin Qi Pizza(品奇比萨)		
Esprit	Fashion	0.8%
Red Earth		
Top Ten Retailers by Total Monthly Gross Rental Income (excluding turnover rent)		**56.9%**
Other Tenants		43.1%
Total		**100.0%**

Notes:
(1) For leases structured on base rent only or base rent plus a percentage of gross sales turnover whichever is higher. Where the structure is a percentage of gross sales turnover or base rent plus a percentage of gross sales turnover, monthly Gross Rental Income is calculated by actual rent payable in the month of August 2007.

CapitaRetail China Trust

Lower PRC Retail Space Per Capita

- **Substantially lower retail space per capita as compared to Western standards**


1.2
1.0
1.2
1.2
3.5
PRC
Singapore
Hong Kong
Korea
U.S.
Sq m of Retail Space Per Person

Note:
(1) Estimates by Urbis JHD Pty Ltd.

CapitaRetail China Trust

CapitaRetail
China Trust

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com
Website: www.capitaretailchina.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jan-2008 19:25:46
Announcement No.	00172

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) Offer and placement of new units in CapitaRetail China Trust; and (2) CapitaRetail China Trust's private placement fully subscribed within 30 minutes after its launch"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	CRCT.PressRelease.CRCTPtePlacementclosed.25Jan08.pdf CRCT.CloseofPrivatePlacement.25Jan08.pdf Total size = **135K** (2048K size limit recommended)

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RECEIVED
2008 FEB 19 A 9:18

82 - 4507

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

OFFER AND PLACEMENT OF NEW UNITS ("NEW UNITS") IN CAPITARETAIL CHINA TRUST ("CRCT") BY WAY OF:

(I) A PRIVATE PLACEMENT OF 136,036,000 NEW UNITS AT AN ISSUE PRICE OF S$1.36 PER NEW UNIT (THE "ISSUE PRICE") TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"); AND

(II) AN ATM OFFERING OF 2,200,000 NEW UNITS AT THE ISSUE PRICE TO RETAIL INVESTORS IN SINGAPORE (THE "ATM OFFERING"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

Following its announcement today on the launch of the ATM Offering and the Private Placement, the Board of Directors of CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust (the "**Manager**"), is pleased to announce that due to over-subscription by institutional and other investors, Citigroup Global Markets Singapore Pte. Ltd. ("**Citi**"), DBS Bank Ltd ("**DBS Bank**") and J.P.Morgan (S.E.A.) Limited ("**JPMorgan**" and together with Citi and DBS, the "**Joint Lead Managers, Bookrunners and Underwriters**"), being the joint lead managers, bookrunners and underwriters to the Equity Fund Raising, in consultation with the Manager, have decided to close the book of orders for the Private Placement before 3.00 p.m. (Singapore time) today.

The issue price of New Units under the Private Placement is S$1.36 per New Unit, as determined between the Manager and the Joint Lead Managers, Bookrunners and Underwriters. At S$1.36 per New Unit, 136,036,000 New Units are available for subscription under the Private Placement.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

The ATM Offering to retail investors in Singapore on a "first-come, first-served" basis will open for application at 10.30 a.m. tomorrow (Saturday, 26 January 2008) through the automated teller machines of DBS Bank Ltd (including POSB), and will close at 12.30 p.m. on the same day, subject to an earlier closure, at the discretion of the Joint Lead Managers, Bookrunners and Underwriters (in consultation with the Manager) in the event that New Units under the ATM Offering are fully taken up. The ATM Offering is priced at S$1.36 per New Unit, which represents a discount of approximately 9.5% to CRCT's volume weighted average price of the existing units in CRCT, based on all trades in CRCT Units on Singapore Exchange Securities Trading Limited for the full market day of 24 January 2008.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
(as manager of CapitaRetail China Trust)
Kannan Malini (Ms)
Company Secretary
Singapore
25 January 2008

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CRCT ("**Units**") or New Units.

The ATM Offering and the Private Placement are made in and accompanied by an offer information statement dated 25 January 2008 (the "**OIS**"). The Offer Information Statement may be accessed online at the website of the Monetary Authority of Singapore ("**MAS**") at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of CRCT. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the OIS. Words and expressions not defined in this Announcement have the same meaning as defined in the OIS unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT. Investors should read the whole of the OIS before deciding to subscribe for the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CRCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any

such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the Units or the New Units.

The information in this Announcement must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

The distribution of this Announcement and the offering of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, Citi, DBS Bank and JPMorgan to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF THE SGX-ST: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CRCT.

CapitaRetail China Trust

News Release

25 January 2008

For Immediate Release

CapitaRetail China Trust's Private Placement fully subscribed within 30 minutes after its launch

ATM Offering opens on a "first-come, first-served" basis at 10.30 a.m. tomorrow, 26 January 2008, Saturday

All capitalised terms used and not defined herein shall have the same meanings given to them in the CRCT Offer Information Statement dated 25 January 2008 ("OIS").

Singapore, 25 January 2008 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce that approximately 136 million new units in CRCT ("New Units") have been fully subscribed by investors under the Private Placement at an issue price of S$1.36 per New Unit. The total gross proceeds from the Private Placement is approximately S$185.0 million[1].

The issue price of S$1.36 per New Unit represents a discount of approximately 10% to CRCT's volume weighted average price of the existing units in CRCT, based on all trades in the Units on Singapore Exchange Securities Trading Limited ("SGX-ST") for the full market day of 24 January 2008.

The Joint Lead Managers, Bookrunners and Underwriters for the Private Placement are Citigroup Global Markets Singapore Pte. Ltd., DBS Bank Ltd and J.P.Morgan (S.E.A) Limited. The Private Placement commenced at 2.30 p.m. (Singapore Time) today and closed before 3.00 p.m. (Singapore Time) today.

[1] Of this amount, CapitaLand Retail Limited (on behalf of CapitaLand Limited and its subsidiaries) and CapitaMall Trust have subscribed for approximately S$74 million worth of New Units so as to maintain their respective proportionate unitholdings in CRCT, in percentage terms, at their pre-placement levels.

Following the Equity Fund Raising for the acquisition of Xizhimen Mall and the issue price of S$1.36 per New Unit, Unitholders can expect a Distribution per Unit ("DPU") of 6.67 cents[2] for forecast year 2008 ("FY2008"), which is an accretion of 4.1%[2] to the forecast DPU of 6.41 cents[3] generated by CRCT's Existing Portfolio in FY2008.

Mr Lim Beng Chee, CEO of CRCTML, said, "We are very pleased with the strong take-up for the Private Placement, and would like to thank all the existing and new investors who have given us their support. Despite the soft and volatile market conditions, CRCT was able to raise capital and garner strong participation from investors, who had quickly subscribed for the new units within 30 minutes after the launch of the Private Placement. This demonstrates the resilient qualities of CRCT and the highly accretive benefits of this quality acquisition. We remain positive in achieving our target asset size of S$3 billion by the end of 2009, and look forward to a successful ATM Offering which will open at 10.30 a.m. tomorrow."

The ATM Offering

Under the ATM Offering, approximately 2.2 million New Units will be made available through the ATMs of DBS (including POSB) on a "first-come, first-served" basis at the issue price of S$1.36 per New Unit. The maximum number of New Units per application under the ATM Offering is 250,000 New Units.

The ATM Offering will open at 10.30 a.m. (Singapore time) tomorrow, 26 January 2008, and close at 12.30 p.m. (Singapore time) on the same day, subject to early closure in the event that the New Units under the ATM Offering are fully taken up before 12.30 p.m.

Listing of the New Units

The expected date and time of commencement of listing of the New Units on Singapore Exchange Securities Trading Limited (the "SGX-ST") is Tuesday, 5 February 2008 at 2.00 p.m.

Status of the New Units

The New Units will, upon issue, rank pari passu in all respects with the Units in issue on the day immediately prior to the date on which the New Units are issued, including the right to any distributions which may be paid for the period from the day the New Units are issued to 30 June 2008 as well as all distributions thereafter.

[2] Based on the issue price of S$1.36 per New Unit and the forecast for the financial period from 1 January 2008 to 31 December 2008, together with the accompanying assumptions in the OIS.
[3] As shown in the OIS.

The New Units, however, will not qualify for the distributable income of CRCT for the period from 1 July 2007 to 4 February 2008[4]. The Manager estimates the quantum of the distribution per existing unit for the period from 1 July 2007 to 4 February 2008, being the last day prior to the listing of the New Units, to be between 4.00 cents and 4.06 cents ("Cumulative Distribution").

The next distribution following the Cumulative Distribution will comprise CRCT's distributable income for the period from the day the New Units are listed to 30 June 2008. Semi-annual distributions will resume thereafter.

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties, valued at approximately RMB 3,648 million[5], is located in China's key cities. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

[4] CRCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The next distribution was originally scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007.
[5] Valuation by CB Richard Ellis (Pte) Ltd as of 30 September 2007.

IMPORTANT NOTICE

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CRCTML's current view on future events. All forecasts and projections are based on the issue price of S$1.36 per New Unit and on CRCTML's assumptions as explained in the offer information statement lodged with the Monetary Authority of Singapore on 25 January 2008 in connection with the equity fund raising ("OIS"). Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CRCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CRCT before deciding whether to subscribe for New Units.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP: (65) 9798 7225
Email: shirlene.sim@capitaland.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jan-2008 12:05:23
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "CapitaRetail China Trust's ATM Offering fully taken up"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CRCT.NewsRelease.ATMOfferingclosed.26Jan08.pdf CRCT.CloseofATMOffering.26Jan08.pdf Total size = **130K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

OFFER AND PLACEMENT OF NEW UNITS ("NEW UNITS") IN CAPITARETAIL CHINA TRUST ("CRCT") BY WAY OF:

(I) AN ATM OFFERING OF 2,200,000 NEW UNITS AT AN ISSUE PRICE OF S$1.36 PER NEW UNIT (THE "ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE (THE "ATM OFFERING"); AND

(II) A PRIVATE PLACEMENT OF 136,036,000 NEW UNITS AT THE ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

Following its announcements yesterday on the launch of the ATM Offering and the Private Placement and the close of the book of orders for the Private Placement, the Board of Directors of CapitaRetail China Trust Management Limited, as manager of CRCT (the "**Manager**"), is pleased to announce that all 2,200,000 New Units under the ATM Offering were fully taken up. Accordingly, the ATM Offering is closed.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
(as manager of CapitaRetail China Trust)
Kannan Malini (Ms)
Company Secretary
Singapore
26 January 2008

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CRCT ("**Units**") or New Units.

The ATM Offering and the Private Placement are made in and accompanied by an offer information statement dated 25 January 2008 (the "**OIS**"). The Offer Information Statement may be accessed online at the website of the Monetary Authority of Singapore ("**MAS**") at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of CRCT. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the OIS. Words and expressions not defined in this Announcement have the same meaning as defined in the OIS unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT. Investors should read the whole of the OIS before deciding to subscribe for the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CRCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the Units or the New Units.

The information in this Announcement must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

The New Units have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

The distribution of this Announcement and the offering of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, Citi, DBS Bank and JPMorgan to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF THE SGX-ST: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CRCT.

CapitaRetail China Trust

News Release

26 January 2008
For Immediate Release

CapitaRetail China Trust's ATM Offering fully taken up

All capitalised terms used and not defined herein shall have the same meanings given to them in the CapitaRetail China Trust ("CRCT") Offer Information Statement dated 25 January 2008 ("OIS").

Singapore, 26 January 2008 – CapitaRetail China Trust Management Limited ("CRCTML" or the "Manager"), the manager of CRCT, is pleased to announce that all 2.2 million new units in CRCT ("Units", and the new units, "New Units") have been fully taken up by investors under the ATM Offering at an issue price of S$1.36 per New Unit, despite the volatile and soft market conditions. The gross proceeds from the ATM Offering is approximately S$3.0 million.

Approximately 136 million New Units were fully subscribed by investors under the Private Placement at an issue price of S$1.36 per New Unit yesterday afternoon. In total, the gross proceeds raised from the Private Placement and ATM Offering (collectively, the "Equity Fund Raising") for the acquisition of Xizhimen Mall is approximately S$188.0 million.

The issue price of S$1.36 per New Unit represents a discount of approximately 9.5% to CRCT's volume weighted average price of the existing Units in CRCT, based on all trades in the Units on Singapore Exchange Securities Trading Limited ("SGX-ST") for the full market day of 24 January 2008.

The Joint Lead Managers, Bookrunners and Underwriters for the Equity Fund Raising are Citigroup Global Markets Singapore Pte. Ltd., DBS Bank Ltd and J.P.Morgan (S.E.A.) Limited.

Following the Equity Fund Raising at the issue price of S$1.36 per New Unit, Unitholders can expect a Distribution per Unit ("DPU") of 6.67 cents[1] for the forecast financial year from 1 January 2008 to 31 December 2008 ("FY2008"), which is an accretion of 4.1%[2] to the forecast DPU of 6.41 cents[2] generated by CRCT's existing portfolio of properties in FY2008.

Mr Lim Beng Chee, CEO of CRCTML, said, "We would like to thank all retail investors for their overwhelming support. Despite the volatile and soft market conditions, all the New Units were rapidly taken up after the open of the ATM Offering. This echoes the support we had received from institutional investors, who had fully subscribed for New Units offered under the Private Placement within 30 minutes after its launch, and demonstrates the resilient qualities of CRCT and the highly accretive benefits of this quality acquisition. On the back of this strong demand, we look forward to, through our pro-active management and acquisition strategies, deliver a growing and sustainable income for our Unitholders."

Status of the New Units

The New Units will, upon issue, rank pari passu in all respects with the Units in issue on the day immediately prior to the date on which the New Units are issued, including the right to any distributions which may be paid for the period from the day the New Units are issued to 30 June 2008 as well as all distributions thereafter.

The New Units, however, will not qualify for the distributable income of CRCT for the period from 1 July 2007 to 4 February 2008[3]. The Manager estimates the quantum of the distribution per existing unit for the period from 1 July 2007 to 4 February 2008, being the last day prior to the listing of the New Units (the "Cumulative Distribution"), to be between 4.00 cents and 4.06 cents.

The next distribution following the Cumulative Distribution will comprise CRCT's distributable income for the period from the day the New Units are listed to 30 June 2008. Semi-annual distributions will resume thereafter.

---

[1] Based on the issue price of S$1.36 per New Unit and the forecast for the financial year from 1 January 2008 to 31 December 2008, together with the accompanying assumptions in the OIS.

[2] As shown in the OIS.

[3] CRCT's policy is to distribute its distributable income on a semi-annual basis to Unitholders. The next distribution was originally scheduled to take place in respect of CRCT's semi-annual distributable income for the period from 1 July 2007 to 31 December 2007.

Listing of the New Units

The expected date and time of commencement of listing of the New Units on SGX-ST is Tuesday, 5 February 2008 at 2.00 p.m.

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties, valued at approximately RMB 3,648 million[4], is located in China's key cities. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future

[4] Valuation by CB Richard Ellis (Pte) Ltd as of 30 September 2007.

business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events, which are based on CRCTML's current view on future events. All forecasts and projections are based on the issue price of S$1.36 per New Unit and on CRCTML's assumptions as explained in the OIS. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than such issue price. The forecast and projected financial performance of CRCT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the OIS for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CRCT before deciding whether to subscribe for New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Issued by CapitaRetail China Trust Management Limited
(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP: (65) 9798 7225
Email: shirlene.sim@capitaland.com

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Jan-2008 13:04:07
Announcement No.	00025

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "The Ascott Group announces fourth Ascott-branded property in China"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.Newsrelease.Fourth.branded.property.China28Jan08.pdf Total size = **192K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
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THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP ANNOUNCES FOURTH ASCOTT-BRANDED PROPERTY IN CHINA

Enhances support to global clientele with Ascott Shenzhen Maillen

Singapore, 28 January 2008 – The Ascott Group (Ascott) has secured a contract from China Merchant Real Estate (Shenzhen) Co. Ltd to manage a 219-unit serviced residence, to be named Ascott Shenzhen Maillen. The serviced residence is targeted to open in the second half of 2009. This will be the Group's first Ascott-branded serviced residence in Shenzhen, China.

Ascott Shenzhen Maillen is located in the heart of the Shekou commercial and cultural centre, and will be part of an integrated development comprising an existing exclusive, high-end club with recreational and lifestyle facilities, and restaurants. In the vicinity are key office towers, major entertainment centres, food and beverage outlets and shopping malls. The property is also five minutes' drive from the Shekou Ferry Terminal and only a 15-minute drive from the newly-opened Hong Kong-Shenzhen Western Corridor, a bridge which links Shenzhen to Hong Kong.

Mr Gerald Lee, Ascott's Deputy CEO (Operations), said: "Ascott Shenzhen Maillen is the Group's fourth Ascott-branded property in China. It will complement our other 'Ascotts' in Beijing, Shanghai and Guangzhou. With four premier Ascott-branded properties located in the key cities of China's northern, southern and eastern regions, we will be able to better serve our global clientele of senior executives who travel across China for business."

Mr Ee Chee Hong, Ascott's CEO, China, said: "Shenzhen's strong, double-digit growth in foreign direct investment (FDI) over the last three years makes it an attractive market for Ascott. We see huge potential in Shenzhen – the expatriate community is growing and the level of business activity in the city is also expected to further intensify with the launch of the Hong Kong-Shenzhen Western Corridor. This project is timely as we will be able to tap on Shenzhen's strong demand for international-class accommodation."

Due to its proximity to Hong Kong, Shenzhen, one of China's first Special Economic Zones, is among the most economically advanced cities in the country. According to a report by DTZ, there are over a hundred Fortune 500 companies established in Shenzhen with a total of about 84,000 foreign expatriates. In terms of FDI, Shenzhen has maintained a high rate of growth in the last few years, with FDI in 2006 registering 10.6% higher than the year before.

This is Ascott's second property in Shenzhen. Earlier this year, it acquired a 173-unit serviced residence from China Merchant Real Estate (Shenzhen) Co. Ltd, which is part of the China Merchant Group, one of China's largest state-owned enterprises. The property will be named Somerset Garden City, Shenzhen, when it opens in the second half of 2008.

With the addition of Ascott Shenzhen Maillen, Ascott's portfolio in China will stand at about 4,200 units in 22 properties in Beijing, Chongqing, Dalian, Guangzhou, Shanghai, Shenzhen, Suzhou, Tianjin, Xi'an and Hong Kong, including those which are under development.

The Group's premier Ascott-branded residences target top business executives and industry leaders looking for a prestigious and pampering accommodation experience while on business travel. The serviced residences provide efficient business support services in an exclusive and luxurious environment, so guests can relax and recharge, and function at peak performance.

The management contract is not expected to have any material impact on the net tangible assets or earnings per share of The Ascott Group Limited for the current financial year.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as over 6,000 units which are under development, making a total of close to 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 55 cities in 23 countries, 13 of which are cities where Ascott's serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly China Industry Awards 2007 'Best Serviced Residence', Business Traveller China Awards 2007 'Best Serviced Residence Brand', World Travel Awards 2007 'Australasia's Leading Hotel' and 'New Zealand's Leading Hotel', TTG Travel Awards 2007 'Best Serviced Residence Operator', Securities Investors Association of Singapore Investors' Choice Awards 2007 'The Most Transparent Company (Hotel & Restaurants)', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence' and Forbes China 2008 'China's Best Serviced Apartments'. For a full list of awards, please visit http://www.theascottgroup.com/aboutus/awards

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 100 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.theascottgroup.com/aboutus/group_directory.html

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Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6500 3400 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 97955225 Email: lilian.goh@the-ascott.com

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

REDEMPTION OF PREFERENCE SHARES BY CAPITALAND RI PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand RI Pte. Ltd. ("CRIPL"), its wholly-owned subsidiary, had redeemed (the "Redemption") all 59,296 redeemable convertible non-cumulative, non-participating preference shares (the "Preference Shares") held by CapitaLand, at an amount of S$59,296,000.

The Preference Shares, each fully paid, were redeemed out of CRIPL's existing issued and paid-up share capital of S$59,296,002.

Following the Redemption, CRIPL's issued and paid-up share capital is now S$2 comprising 2 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 January 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPANIES IN MEMBERS' VOLUNTARY LIQUIDATION
(I) PREMIERHEALTH INVESTMENTS PTE LTD
(II) PREMIER HEALTH CORPORATION INTERNATIONAL PTE LTD
(III) PREMIER HEALTH HOLDING PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that the following dormant indirect wholly-owned subsidiaries incorporated in Singapore, have been placed under members' voluntary liquidation:

(I) Premierhealth Investments Pte Ltd
(II) Premier Health Corporation International Pte Ltd
(III) Premier Health Holding Pte Ltd

The voluntary liquidation of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 January 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Jan-2008 18:11:26
Announcement No.	00100

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Acquisition of the 20% interest in Suzhou Chong Rui New Century Real Estate Development Co., Ltd"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.SuzhouChongRui.28Jan08.pdf Total size = **244K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

ACQUISITION OF THE 20% INTEREST IN SUZHOU CHONG RUI NEW CENTURY REAL ESTATE DEVELOPMENT CO., LTD

Further to the announcement of The Ascott Group Limited (the "Company" or "Ascott") made on 26 April 2006, the Company wishes to inform that it has, through its indirect wholly-owned subsidiary, Citadines SIP Pte. Ltd., acquired the remaining 20% stake in Suzhou Chong Rui New Century Real Estate Development Co., Ltd ("Suzhou Chong Rui"), which owns Citadines Suzhou Xinghai, a 167-unit serviced residence located at Suzhou Industrial Park in China, for a total cash consideration of RMB 20.33 million paid in full upon completion.

The cash consideration was arrived at on a willing-buyer willing-seller basis, taking into account, amongst other factors, the net tangible asset value of Suzhou Chong Rui, adjusted for the fair value of the underlying asset.

Subsequent to the aforesaid acquisition, the Company now holds 100% of the registered capital of Suzhou Chong Rui.

The aforesaid acquisition is not expected to have any material impact on the earnings per share or net tangible assets per share of the Ascott Group for the current financial year ending 31 December 2008.

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
28 January 2008

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Miscellaneous

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Jan-2008 18:59:51
Announcement No.	00146

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - "Somerset Capital despatches Offer Document to Ascott Shareholders"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.NewsRelease.DespatchofOfferDoc.29Jan08.pdf Total size = **122K** (2048K size limit recommended)

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CapitaLand

NEWS RELEASE

For immediate release
29 January 2008

Somerset Capital despatches Offer Document to Ascott shareholders

Unconditional cash offer of S$1.73 per share[(1)] is final

Singapore, 29 January 2008 – Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, had on 8 January 2008 announced its voluntary unconditional cash offer for The Ascott Group Limited. Somerset Capital today announced that the Offer Document containing details of the Offer, including the forms and procedures for acceptance of the Offer, has been despatched to Ascott shareholders.

The Offer is unconditional in all respects. Payments for all valid acceptances will be despatched within 10 days after the respective receipts of such acceptances.

The Offer will close at 5:30 pm on 26 February 2008[(2)] or such later date(s) as may be announced. Somerset Capital does not intend to revise the Offer Price of S$1.73 per Ascott share.

Notes:

(1) The Offer Price of S$1.73 per share includes the rights to receive any dividends, other distributions or return of capital on the share.

(2) Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5:30 pm on 26 February 2008).

The Directors of Somerset Capital (including those who may have delegated detailed supervision of this News Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this News Release are fair and accurate and that no material facts have been omitted from this News Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to Ascott), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this News Release.

This News Release should be read in conjunction with the Offer Document dated 26 January 2008 despatched by DBS Bank, for and on behalf of the Offeror, to Ascott shareholders. Copies of documents may be obtained, when available, from the SGX-ST website (www.sgx.com). Ascott shareholders are advised to read the Offer Document in its entirety because they will contain important information. Ascott shareholders should also read Ascott's circular in relation to the Offer (which is due to be despatched before 12 February 2008) and carefully consider the information and advice contained in that circular.

Issued by: Somerset Capital Pte Ltd (Co. Regn: 199903322R)
Date: 29 January 2008

For more information, please contact during office hours:

DBS Bank Ltd
Mergers & Acquisitions Advisory Tel: (65) 6878-8995

Lawrence Ng
Senior Vice President

Chan Yow Phong
Vice President

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Jan-2008 19:12:57
Announcement No.	00154

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - (a) Announcement on despatch of Offer Document and Options Proposal Letter; (b) The Offer Document dated 26 January 2008; and (c) The Options Proposal Letter dated 26 January 2008.
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetOptProp.29Jan08.pdf SomersetOfferDoc.29Jan08.pdf SomersetDespAnn.29Jan08.pdf Total size = **276K** (2048K size limit recommended)

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OFFER DOCUMENT DATED 26 JANUARY 2008

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt about the Offer (as defined herein) or the action you should take, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately. DBS Bank Ltd is acting for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"), and does not purport to advise the shareholders of The Ascott Group Limited ("**Ascott**").

The views of the directors of Ascott who are considered independent for the purposes of the Offer and the independent financial adviser to such directors of Ascott on the Offer will be made available to you in due course. You should consider their views before taking any decision on the Offer.

The Singapore Exchange Securities Trading Limited (the "**SGX-ST**") assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Offer Document.

If you have sold or transferred all your issued and fully paid-up ordinary shares in the capital of Ascott ("**Shares**") held through The Central Depository (Pte) Limited ("**CDP**"), you need not forward this Offer Document and the accompanying Form of Acceptance and Authorisation ("**FAA**") to the purchaser or transferee as arrangements will be made by CDP for a separate Offer Document and FAA to be sent to the purchaser or transferee. If you have sold or transferred all your Shares which are not deposited with CDP, you should immediately hand this Offer Document and the accompanying Form of Acceptance and Transfer to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale or transfer, for onward transmission to the purchaser or transferee.

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CapitaLand

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by
Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd

ACCEPTANCES SHOULD BE RECEIVED BY 5.30 P.M. ON 26 FEBRUARY 2008 (SUBJECT TO RULE 22.6 OF THE CODE (AS DEFINED HEREIN) AS DESCRIBED IN SECTION 2.7 OF THIS OFFER DOCUMENT) OR SUCH LATER DATE(S) AS MAY BE ANNOUNCED FROM TIME TO TIME BY OR ON BEHALF OF THE OFFEROR. THE OFFEROR DOES NOT INTEND TO REVISE THE OFFER PRICE (AS DEFINED HEREIN).

The procedures for acceptance of the Offer are set out in Appendix 1 to this Offer Document.

Any reference to a time of the day and date in this Offer Document shall be a reference to Singapore time and date, respectively, unless otherwise stated.

This page has been intentionally left blank.

HIGHLIGHTS OF THE OFFER FOR ASCOTT SHARES

1. A cash offer of S$1.73 for each Ascott share

- Somerset Capital[1] is offering to buy all of your Shares (including the rights to receive any dividends, other distributions or return of capital) in Ascott at S$1.73 in cash for each Share.
- The Offeror does not intend to revise the Offer Price.
- There are no conditions attached to the Offer.
- Payment will be despatched to you within 10 days after the receipt of valid acceptances of the Offer from you.

2. The Offer allows you to realise your investment in Ascott shares

The Offer presents you with an opportunity to realise your investment in Ascott shares at a premium of approximately:

- 43.0% over the last traded price of the Shares on the SGX-ST prior to the announcement of the Offer.
- 41.8% over the volume weighted average price of the Shares on the SGX-ST over the one-month period prior to the announcement of the Offer.
- 137.0% over the unaudited NAV per Share as at 31 December 2007.

3. The Offeror intends to privatise Ascott

- The Offeror has no intention to preserve the listing status of Ascott.
- If it is entitled to do so, the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

4. Three simple steps to accept the Offer

- Locate the Form of Acceptance and Authorisation OR the Form of Acceptance and Transfer, whichever is applicable to your Shares ("Form").
- Fill in your details and sign the Form[2].
- Return the Form together with the relevant documents (if applicable) in the enclosed pre-addressed envelope, so as to arrive before the Closing Date.

---

1 Somerset Capital Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited.

2 Instructions are set out in the Form and Appendix 1 to this Offer Document.

Overseas Shareholders should read Section 10 of this Offer Document.

CPFIS Investors who wish to accept the Offer should contact their respective CPF Agent Banks.

Key Dates	
Despatch of Offer Document	29 January 2008, Tuesday
Last date for despatch of Ascott's circular to its shareholders	12 February 2008, Tuesday
Closing Date	**5.30 p.m. on 26 February 2008**[3], Tuesday or such later date(s) as may be announced

NEED HELP?

Please call our Information Hotline at (65) 6878 8995 during office hours if you have any queries in connection with the Offer or if you need help to complete the Form.

Important Notice

The information in this section is a summary of the Offer and is qualified by, and should be read in conjunction with, the full information contained in the rest of this Offer Document.

Nothing in this section is intended to be, or shall be taken as, advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd is acting for and on behalf of the Offeror and does not purport to advise Ascott's shareholders.

Ascott's shareholders should read Ascott's circular in relation to the Offer after it is despatched and carefully consider the information and advice contained in that circular.

3 Subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers. Pursuant to Rule 22.6, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

CONTENTS

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Offer Document, the Form of Acceptance and Authorisation and the Form of Acceptance and Transfer:

"Act"	:	The Companies Act, Chapter 50 of Singapore
"AIPL"	:	Areca Investment Pte Ltd, a wholly-owned subsidiary of CapitaLand and a related corporation of the Offeror
"Announcement"	:	Announcement dated 8 January 2008 released by DBS Bank, for and on behalf of the Offeror, in connection with the Offer
"Announcement Date"	:	8 January 2008, being the date of the Announcement
"Ascott"	:	The Ascott Group Limited
"Ascott Board"	:	The board of directors of Ascott
"Ascott ERCC"	:	The Executive Resource and Compensation Committee of Ascott
"Ascott Group"	:	Ascott and its subsidiaries
"Awards"	:	Contingent awards of new Shares granted under the Performance Share Plan and/or the Restricted Share Plan
"CapitaLand"	:	CapitaLand Limited
"CapitaLand Group"	:	CapitaLand and its subsidiaries
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	**5.30 p.m. on 26 February 2008** (subject to Rule 22.6 of the Code) or such later date(s) as may be announced from time to time by or on behalf of the Offeror, being the last day for the lodgement of acceptances of the Offer
"Code"	:	The Singapore Code on Take-overs and Mergers
"Concert Parties"	:	Parties acting in concert with the Offeror in connection with the Offer
"CPF"	:	Central Provident Fund
"CPF Agent Banks"	:	Agent banks included under the CPFIS
"CPFIS"	:	Central Provident Fund Investment Scheme
"CPFIS Investors"	:	Investors who have purchased Shares using their monies pursuant to the CPFIS
"DBS Bank"	:	DBS Bank Ltd
"DBSH"	:	DBS Group Holdings Ltd

"DBSH Group"	:	DBSH, its subsidiaries and associated companies controlled by DBSH
"Despatch Date"	:	29 January 2008, being the date of despatch of this Offer Document
"Directors"	:	Directors of the Offeror as at the Latest Practicable Date
"EPS"	:	Earnings per Share
"FAA"	:	Form of Acceptance and Authorisation, which forms part of this Offer Document and which is issued to Shareholders whose Shares are deposited with CDP
"FAT"	:	Form of Acceptance and Transfer, which forms part of this Offer Document and which is issued to Shareholders whose Shares are not deposited with CDP
"FY"	:	Financial year ended or ending 31 December
"Latest Practicable Date"	:	25 January 2008, being the latest practicable date prior to the printing of this Offer Document
"Listing Manual"	:	The Listing Manual of the SGX-ST
"LTP"	:	Last transacted price
"Market Day"	:	A day on which the SGX-ST is open for trading of securities
"NAV"	:	Net asset value
"Offer"	:	The voluntary unconditional cash offer by DBS Bank, for and on behalf of the Offeror, to acquire the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT
"Offer Document"	:	This document and any other document which may be issued for and on behalf of the Offeror to amend, revise, supplement or update this document from time to time
"Offer Price"	:	**S$1.73** in cash for each Offer Share
"Offer Shares"	:	Issued Shares to which the Offer relates, as more particularly described in Sections 2.1 and 2.2 of this Offer Document
"Offeror"	:	Somerset Capital Pte Ltd
"Option Plan"	:	The Ascott Share Option Plan
"Optionholders"	:	Holders of Options
"Options"	:	Outstanding options to subscribe for new Shares granted pursuant to the Option Plan
"Options Proposal"	:	The proposal put forward by the Offeror to the Optionholders as described in Section 3 of this Offer Document

"Performance Share Plan"	:	The Ascott Performance Share Plan
"REIT"	:	Real estate investment trust
"Restricted Share Plan"	:	The Ascott Restricted Share Plan
"Securities Account"	:	A securities account maintained by a Depositor with CDP but does not include a securities sub-account
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Holders of the Offer Shares, including persons whose Offer Shares are deposited with CDP or who have purchased Offer Shares on the SGX-ST
"Shares"	:	Ordinary shares in the capital of Ascott
"SIC"	:	The Securities Industry Council of Singapore
"SLPL"	:	Somerset Land Pte Ltd, a wholly-owned subsidiary of CapitaLand and a related corporation of the Offeror
"VWAP"	:	Volume weighted average price
"$" or "S$" and "cents"	:	Singapore dollars and cents, respectively
"%" or "per cent."	:	Per centum or percentage

The term "**Depositor**" shall have the meaning ascribed to it in Section 130A of the Act.

The term "**related corporation**" shall have the meaning ascribed to it in Section 6 of the Act.

The term "**acting in concert**" shall have the meaning ascribed to it in the Code.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall, where applicable, include corporations.

References to "**Offer Document**" shall include the FAA and the FAT.

References to the making of an announcement or the giving of notice by the Offeror shall include the release of an announcement by DBS Bank or advertising agents, for and on behalf of the Offeror, to the press or the delivery of or transmission by telephone, telex, facsimile, SGXNET or otherwise of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be notified simultaneously to the SGX-ST.

Any reference in this Offer Document to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act, the Listing Manual or the Code or any modification thereof and used in this Offer Document shall, where applicable, have the meaning assigned to it under the Act, the Listing Manual or the Code or any modification thereof, as the case may be, unless the context otherwise requires.

Any reference to a time of the day and date in this Offer Document shall be a reference to Singapore time and date, respectively, unless otherwise stated.

Any discrepancies in figures included in this Offer Document between amounts shown and the totals thereof are due to rounding. Accordingly, figures shown as totals in this Offer Document may not be an arithmetic aggregation of the figures that precede them.

References in this Offer Document to the total number of Shares in issue are based on 1,605,207,217 Shares in issue as at the Latest Practicable Date (based on information provided by Ascott), unless otherwise stated.

DBS BANK LTD
(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

6 Shenton Way
DBS Building Tower One
Singapore 068809

26 January 2008

To: **The Shareholders of Ascott**

Dear Sir/Madam

VOLUNTARY UNCONDITIONAL CASH OFFER BY DBS BANK FOR AND ON BEHALF OF THE OFFEROR FOR THE OFFER SHARES

1. INTRODUCTION

1.1 **Announcement.** On 8 January 2008, DBS Bank announced, for and on behalf of the Offeror, that the Offeror intends to make the Offer for the Offer Shares. An announcement in relation to the Offer was also made by CapitaLand on 8 January 2008.

Copies of the Announcement and the announcement made by CapitaLand in relation to the Offer referred to above are available on the website of the SGX-ST at www.sgx.com.

1.2 **Offer Document.** This Offer Document contains the formal Offer by DBS Bank, for and on behalf of the Offeror, to acquire all the Offer Shares.

1.3 **No Chain Offer for Ascott Residence Trust.** As at the Latest Practicable Date, CapitaLand, through its subsidiaries (which include Ascott), has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust, a REIT listed on the SGX-ST. The Offeror is not required under the Code to make a chain offer for Ascott Residence Trust and, accordingly, no offer will be made by the Offeror for Ascott Residence Trust as a consequence of the Offer.

1.4 **Aggregate Holding.** As at the Latest Practicable Date, the Offeror, SLPL and AIPL own an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of issued Shares.

2. THE OFFER

2.1 **Offer Terms.** For and on behalf of the Offeror, DBS Bank hereby offers to acquire all the issued Shares, other than those already held by the Offeror, SLPL and AIPL as at the date of the Offer (being the Despatch Date) (the "**Offer Shares**") on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT, and on the following basis:

FOR EACH OFFER SHARE: S$1.73 IN CASH

The Offeror does not intend to revise the Offer Price, which is accordingly final.

2.2 **Offer Shares.** The Offer is extended, on the same terms and conditions, to:

(a) all new Shares unconditionally issued or to be issued pursuant to:

(i) the valid exercise (if any) prior to the close of the Offer of any Options granted under the Option Plan; and

(ii) any Awards granted under the Performance Share Plan and the Restricted Share Plan, which are vested and released prior to the close of the Offer; and

(b) all the issued Shares owned, controlled or agreed to be acquired by the Concert Parties of the Offeror (other than SLPL and AIPL).

For the purposes of the Offer, the expression "**Offer Shares**" shall include the aforesaid Shares.

2.3 **No Encumbrances.** The Offer Shares are to be acquired fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at the Announcement Date and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the Announcement Date (including any dividends that may be declared, made or paid in respect of FY2007).

Without prejudice to the generality of the foregoing, the Offer Price has been determined on the basis that the Offer Shares will be acquired with the right to receive any dividends, other distributions or return of capital that may be declared, made or paid by Ascott on the Offer Shares on or after the Announcement Date ("**Ascott Distribution**"). In the event any Ascott Distribution has been paid by Ascott to a Shareholder who accepts the Offer, the Offer Price payable to such accepting Shareholder shall be reduced by an amount which is equal to the Ascott Distribution paid by Ascott to such accepting Shareholder. Accordingly, if any Ascott Distribution is declared, made or paid by Ascott on or after the Announcement Date and the settlement date in respect of the Offer Shares accepted pursuant to the Offer falls after the books closure date for the determination of entitlements to the Ascott Distribution, the amount of the Ascott Distribution in respect of such Offer Shares will be deducted from the Offer Price payable for such Offer Shares, as the Offeror will not receive the Ascott Distribution in respect of those Offer Shares from Ascott.

2.4 **Unconditional Offer. The Offer is unconditional in all respects.**

2.5 **Warranty.** Acceptance of the Offer will be deemed to constitute an unconditional and irrevocable warranty by the accepting Shareholder that each Offer Share in respect of which the Offer is accepted is sold by the accepting Shareholder, as or on behalf of the beneficial owner, fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at the Announcement Date and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the Announcement Date (including any dividends that may be declared, made or paid in respect of FY2007).

2.6 **Settlement.** Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in this Offer Document and the FAA or FAT (as the case may be), **remittances in the form of cheques for the appropriate amounts will be despatched** by ordinary post (or, in the case of Shareholders whose Shares are deposited with CDP, made by such other manner as the accepting Shareholder may have agreed with CDP for payment of any cash distributions), pursuant to Rule 30 of the Code, to accepting Shareholders at their own risk as soon as practicable and in any event **within 10 days of the receipt of acceptances of the Offer which are complete in all respects** and are received by 5.30 p.m. on the Closing Date. Please refer to paragraph 2 of Appendix 1 to this Offer Document for further details on settlement of the consideration for the Offer.

2.7 **Duration of the Offer.**

(a) **First Closing Date.** Except insofar as the Offer may be withdrawn with the consent of the SIC and every person released from any obligation incurred thereunder, the Offer will be open for acceptance by Shareholders for at least 28 days from the Despatch Date.

Accordingly, the Offer will close at 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of the Code) or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

(b) **Rule 22.6 of the Code.** Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

(c) **Subsequent Closing Date(s).** If the Offer is extended, the announcement of the extension need not state the next Closing Date but may state that the Offer will remain open until further notice. In such a case, the Offeror must give Shareholders who have not accepted the Offer at least 14 days' prior notice in writing before it may close the Offer.

(d) **Final Day Rule.** The Offer (whether revised or not) will not be capable of being kept open after 5.30 p.m. on the 60th day after the Despatch Date, provided that the Offeror may extend the Offer beyond such 60-day period with the permission of the SIC.

(e) **Revision.** The Offeror does not intend to revise the Offer Price. Nevertheless, if the Offer is revised, the Offer will remain open for acceptance for at least 14 days from the date of despatch of the written notification of the revision to the Shareholders. In any case where the terms are revised, the benefit of the Offer (as so revised) will be made available to each of the Shareholders who had previously accepted the Offer.

2.8 **Additional Terms.** Additional terms of the Offer in relation to (a) the procedures for acceptance of the Offer, (b) the settlement of the consideration for the Offer, (c) the requirements relating to the announcement of the level of acceptances of the Offer, and (d) the right of withdrawal of acceptances, are set out in Appendix 1 to this Offer Document.

3. OPTIONS

3.1 **Outstanding Options.** Based on the latest information provided by Ascott to the Offeror as at the Latest Practicable Date, there are 17,027,750 outstanding Options to subscribe for 17,027,750 new Shares granted under the Option Plan.

3.2 **Exercise and Lapsing of Options.** The rules of the Option Plan provide, *inter alia*, that in the event of a takeover being made for the Shares, an Optionholder shall be entitled to exercise any Option held by him and as yet unexercised, in respect of such number of Shares comprised in that Option as may be determined by the committee appointed by the Ascott Board to administer the Option Plan (being the Ascott ERCC) in its absolute discretion, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:

(a) the expiry of six months thereafter, unless prior to the expiry of such six-month period, at the recommendation of the offeror and with the approvals of the Ascott ERCC, the SGX-ST and/or such other relevant regulatory authority, such expiry date is extended to a later date (in either case, being a date falling not later than the expiry of the period for the exercise of the Option (the "**Exercise Period**") relating thereto); or

(b) the date of expiry of the Exercise Period,

whereupon the Option then remaining unexercised shall lapse. Provided that if during such period, the offeror becomes entitled or bound to exercise rights of compulsory acquisition of the Shares under the provisions of the Act and, being entitled to do so, gives notice to the Optionholders that it intends to exercise such rights on a specified date, the Option shall remain exercisable until the expiry of such specified date or the expiry of the Exercise Period relating thereto, whichever is

earlier. Any Option not so exercised shall lapse, provided that the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall remain exercisable until the expiry of the Exercise Period relating thereto.

3.3 **Options Not Transferable.** Under the rules of the Option Plan, the Options are not transferable by the Optionholders. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer). The Offeror will instead make the Options Proposal on the terms described in Section 3.4 below to the Optionholders.

3.4 **Terms of the Options Proposal.** The Offeror proposes, subject to the relevant Options continuing to be exercisable into new Shares, to pay Optionholders a cash amount determined in accordance with the Options Proposal (the "**Option Price**") in consideration of such Optionholders agreeing:

(a) not to exercise all or any of such Options into new Shares; and

(b) not to exercise all or any of their rights as holders of such Options,

in each case from the date of their acceptance of the Options Proposal to the respective dates of expiry of such Options. By accepting the Options Proposal, Optionholders also agree, *inter alia*, to the cancellation of the relevant Options by Ascott upon receipt by Boardroom Corporate & Advisory Services Pte. Ltd., on behalf of the Offeror, of their acceptance of the Options Proposal. For the avoidance of doubt, the Options Proposal is extended to all outstanding Options, whether or not such Options have become exercisable under the rules of the Option Plan.

The Option Price is computed on a "see-through basis". In other words, the Option Price for an Option is the difference between the Offer Price for each Offer Share under the Offer and the exercise price per Share under that Option. If the exercise price of an Option is equal to or more than the Offer Price, the Option Price for that Option will be the nominal amount of S$0.001.

A separate letter setting out more fully the Options Proposal made by the Offeror to the Optionholders will be despatched to them on the Despatch Date.

3.5 **Offer and Options Proposal Mutually Exclusive.** The Offer and the Options Proposal are separate and are mutually exclusive. The Options Proposal does not form part of the Offer, and *vice versa*. If an Optionholder exercises his Options in order to accept the Offer in respect of the new Shares to be issued pursuant to such exercise, he may not accept the Options Proposal in respect of such Options. Conversely, if an Optionholder wishes to accept the Options Proposal in respect of his Options, he may not exercise those Options in order to accept the Offer in respect of the new Shares to be issued pursuant to such exercise. Accordingly, Optionholders can **either** (a) subject to the terms of the Option Plan, exercise their Options and accept the Offer in respect of the new Shares to be issued pursuant to such exercise, **or** (b) accept the terms of the Options Proposal.

4. INFORMATION ON THE OFFEROR AND CAPITALAND

4.1 **The Offeror.** The Offeror is a company incorporated in Singapore on 16 June 1999 and is a direct wholly-owned subsidiary of CapitaLand. Its principal activities are those of an investment holding company. As at the Latest Practicable Date, the Offeror has an issued and paid-up share capital of S$143,000,000 comprising 143,000,000 ordinary shares, all of which are held by CapitaLand. As at the Latest Practicable Date, the Directors are Mr Olivier Lim Tse Ghow, Mr Lai Choon Hung and Ms Gan Chui Chui. Mr Olivier Lim Tse Ghow is also an alternate director of Ascott.

4.2 **CapitaLand.** CapitaLand is a company incorporated in Singapore on 5 January 1989, and is listed on the Main Board of the SGX-ST. As at the Latest Practicable Date, CapitaLand has an issued and paid-up share capital of S$4,350,624,156.22 comprising 2,806,345,993 ordinary shares and a market capitalisation exceeding S$18 billion.

CapitaLand is South-east Asia's largest listed real estate company. Headquartered in Singapore, CapitaLand is a multi-national company with core businesses in real estate, hospitality and real estate financial services which are focused in gateway cities in Asia Pacific, Europe and the Middle East.

CapitaLand's real estate and hospitality portfolio spans more than 100 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Ascott, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust. CapitaLand, through its subsidiaries (which include Ascott), has a total deemed interest of approximately 46.59% of the units in Ascott Residence Trust.

As at the Latest Practicable Date, the directors of CapitaLand are Dr Hu Tsu Tau, Mr Hsuan Owyang, Mr Liew Mun Leong, Mr Lim Chin Beng, Mr Jackson Peter Tai, Mr Peter Seah Lim Huat, Mr Richard Edward Hale, Professor Robert Henry Edelstein, Dr Victor Fung Kwok King, Mr James Koh Cher Siang, Mrs Arfat Pannir Selvam and Professor Kenneth Stuart Courtis. Mr Lim Chin Beng, Mr Liew Mun Leong and Mr Richard Edward Hale are also directors of Ascott.

4.3 **Additional Information.** Additional information on the Offeror and CapitaLand is set out in Appendix 2 and Appendix 3 to this Offer Document, respectively.

5. INFORMATION ON ASCOTT

Ascott is a company incorporated in Singapore on 29 March 1979, and is listed on the Main Board of the SGX-ST. The principal activities of the Ascott Group are in investment holding and management of serviced residences. The Ascott Group is headquartered in Singapore and is the serviced residence arm of CapitaLand.

The Ascott Group is the world's largest international serviced residence owner-operator with close to 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 6,000 units which are under development, making a total of close to 21,000 units.

The Ascott Group operates 3 brands, Ascott, Somerset and Citadines. Its portfolio spans 55 cities in 23 countries, 13 of which are cities where Ascott's serviced residences are being developed.

The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence REIT, Ascott Residence Trust, in 2006. As at the Latest Practicable Date, the Ascott Group has an approximately 27.86% interest in Ascott Residence Trust.

Today, the Ascott Group has a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Based on information provided by Ascott, as at the Latest Practicable Date, Ascott has an issued and paid-up share capital of S$268,481,547.09 comprising 1,605,207,217 issued Shares.

As at the Latest Practicable Date, the directors of Ascott are Mr Lim Chin Beng, Mr Liew Mun Leong, Ms Jennie Chua Kheng Yeng, Mr S Chandra Das, Mr Richard Edward Hale, Mr Kee Teck Koon, Mr Lim Jit Poh, Mr Stephen Pan Yue-Kuo, Mr Dilhan Pillay Sandrasegara, Mr Tham Kui Seng and Mr Olivier Lim Tse Ghow (alternate to Mr Liew Mun Leong).

Additional information on Ascott is set out in Appendix 4 to this Offer Document.

6. RATIONALE FOR THE OFFER AND THE OFFEROR'S INTENTIONS RELATING TO ASCOTT

6.1 Rationale for the Offer

The Offer is being made to privatise Ascott.

The Offer presents an opportunity for the Shareholders to realise their investment in the Shares at a premium of 43.0% to the LTP and 41.8% to the one-month VWAP of the Shares on the SGX-ST prior to the Announcement Date. Based on publicly available information, the average premium of offer prices over the last transacted prices of the offerees' shares (prior to the offer announcement dates) was 28.5% in four successful privatisations in Singapore in 2007[4].

The Offer also allows CapitaLand to achieve the following key objectives:

Strengthen Ascott's leadership position in the market

Competition in the growing global serviced residence market is intensifying. Ascott needs to strengthen its leadership position internationally and accelerate its growth in key markets. However, as a listed entity, Ascott has to comply with listing and compliance requirements, and this may restrict Ascott from having full flexibility to leverage on the capital base, resources and opportunities of CapitaLand, to capitalise on the continuing growth in this market. For instance, CapitaLand has been incorporating serviced residences into its residential and mixed development projects and has provided opportunities for Ascott to be part of such development projects. However, these opportunities would be categorised as interested person transactions between CapitaLand and Ascott which invariably would lengthen the time to completion and incur additional cost and management time in fulfilling the compliance processes.

Currently, Ascott has yet to build up the full complement of in-house real estate product development and project management capabilities, which CapitaLand already possesses. In the meantime, it has to outsource greenfield developments to partners and third parties. Its private equity fund origination and fund raising capabilities are also limited. Privatising Ascott will allow it to easily tap on CapitaLand's more established real estate development and financial services capabilities.

Replicate CapitaLand's successful business model

CapitaLand has created significant value for its shareholders along the entire real estate value chain and by building a capital efficient business model for its unlisted strategic business units. This transformation has enabled CapitaLand to establish itself as one of the most international real estate companies, and a leading REIT and real estate fund manager in Asia. While Ascott has also embarked on the same business model for its growth, such as through the launch of Ascott Residence Trust and a private equity fund (Ascott Serviced Residence (China) Fund), this approach can be accelerated and enhanced even further if Ascott is privatised given CapitaLand's extensive track record and experience in this aspect.

4 These refer to the privatisations by way of voluntary offers for four companies listed on the SGX-ST, which were announced and successfully completed in 2007.

Maximise CapitaLand's competitive advantage

CapitaLand will be able to fully integrate Ascott's business and operations into the CapitaLand Group, particularly in geographies where both CapitaLand and Ascott operate. CapitaLand and Ascott share many common markets including Singapore, Malaysia, Thailand, Vietnam, China, Japan, India, Australia, United Kingdom and Bahrain. The integration of Ascott's operations into CapitaLand will enable CapitaLand to deploy capital and human resources seamlessly within the CapitaLand Group to maximise its competitive advantage of having a fully integrated real estate and financial services value chain across all property sectors. This is key in better enabling Ascott and CapitaLand's various strategic business units to bring their combined resources and expertise to exploit the business opportunities in the global real estate landscape.

Ascott's serviced residences are an integral part of CapitaLand's multi-sector real estate business. Serviced residences are basically residential real estate rented out to tenants who may stay from one week to many months. With Ascott as a private entity, CapitaLand will have more flexibility in managing and deploying its mix of residential developments for sale, for corporate leasing and for serviced residences to match demand in different markets and to respond to changes in market dynamics.

Increase cost savings

As a listed entity, Ascott has to incur listing, compliance and other related costs associated with continuing listing requirements under the listing rules. If privatised, cost efficiency would result from greater sharing of services and resources with CapitaLand's other unlisted strategic business units. Similarly, CapitaLand and Ascott will be able to fully integrate their fund and REIT management businesses to increase operational benefits and cost savings. There will also be economies of scale and synergies arising from collaboration and sharing of resources in geographies where both entities are present. CapitaLand and Ascott can also tap into each other's networks for market information and business leads.

6.2 **The Offeror's Intentions relating to Ascott**

If privatised, the Offeror will review the business and operations of the Ascott Group with a view to implementing the objectives stated above.

Save as disclosed in this Offer Document, the Offeror has no immediate plans for any major changes relating to the existing business of the Ascott Group (including redeployment of fixed assets) or the employment of the existing employees of the Ascott Group, other than in the ordinary course of business.

7. FINANCIAL ASPECTS OF THE OFFER

The information below relating to certain financial aspects of the Offer has been based on data extracted from publicly available sources.

7.1 **Historical share price.** The Offer Price of S$1.73 for each Offer Share represents:

(a) a premium of approximately 43.0% over S$1.21, being the LTP of the Shares on the SGX-ST prior to the Announcement Date;

(b) a premium of approximately 41.8% over S$1.22, being the VWAP of the Shares on the SGX-ST over the one-month period prior to the Announcement Date; and

(c) a premium of approximately 20.1% over S$1.44, being the VWAP of the Shares on the SGX-ST over the three-month period prior to the Announcement Date.

7.2 **NAV.** The Offer Price represents a premium of approximately 137.0% over the unaudited NAV per Share of S$0.73 as at 31 December 2007.

8. COMPULSORY ACQUISITION AND DELISTING

It is not the intention of the Offeror to preserve the listing status of Ascott. If the Offeror is entitled to do so, it intends to exercise any rights of compulsory acquisition that it may have in connection with the Offer.

Pursuant to Section 215(1) of the Act, if the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90% of the Offer Shares (other than those already held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees as at the date of the Offer and excluding any Shares held as treasury shares), the Offeror would have the right to compulsorily acquire all the Offer Shares not acquired by the Offeror pursuant to the Offer. In such event, the Offeror intends to exercise any rights of compulsory acquisition the Offeror may have in connection with the Offer. Subsequent to such compulsory acquisition, Ascott will be delisted from the Main Board of the SGX-ST.

Shareholders who have not accepted the Offer have the right under and subject to Section 215(3) of the Act, to require the Offeror to acquire their Shares in the event that the Offeror or its nominees acquire, pursuant to the Offer, such number of Shares which, together with the Shares held by the Offeror, its related corporations (including SLPL and AIPL) or their respective nominees, comprise 90% or more of the total number of issued Shares (excluding treasury shares). Shareholders who have not accepted the Offer and who wish to exercise such right are advised to seek their own independent legal advice.

Pursuant to Rule 1105 of the Listing Manual, upon an announcement by the Offeror that acceptances have been received pursuant to the Offer that bring the holdings owned by the Offeror and its Concert Parties to above 90% of the total number of issued Shares excluding treasury shares, the SGX-ST may suspend the listing of the Shares on the SGX-ST until such time it is satisfied that at least 10% of the total number of issued Shares excluding treasury shares are held by at least 500 Shareholders who are members of the public. Rule 1303(1) of the Listing Manual provides that if the Offeror succeeds in garnering acceptances exceeding 90% of the total number of issued Shares excluding treasury shares, thus causing the percentage of the total number of Shares held in public hands to fall below 10%, the SGX-ST will suspend trading of the Shares only at the close of the Offer.

In addition, under Rule 724 of the Listing Manual, if the percentage of the total number of issued Shares excluding treasury shares held in public hands falls below 10%, Ascott must, as soon as practicable, announce that fact and the SGX-ST may suspend the trading of all the Shares. Rule 725 of the Listing Manual states that the SGX-ST may allow Ascott a period of 3 months, or such longer period as the SGX-ST may agree, to raise the percentage of Shares in public hands to at least 10%, failing which Ascott may be delisted from the SGX-ST.

In the event that the trading of Shares on the SGX-ST is suspended pursuant to Rule 724 or Rule 1105 of the Listing Manual, the Offeror has no intention to undertake or support any action for any such listing suspension by the SGX-ST to be lifted. The Offeror is not required under the Listing Manual to offer an exit alternative to the Shareholders upon the occurrence of any such trading suspension.

If the Offeror is not entitled to exercise rights of compulsory acquisition after the close of the Offer, the Offeror may, depending on, *inter alia*, the level of acceptances of the Offer and market condition, cause an application to be made to the SGX-ST for the voluntary delisting of Ascott from the Official List of the SGX-ST, pursuant to Rule 1307 of the Listing Manual. In this respect, Rule 1308 of the Listing Manual requires, *inter alia*, a reasonable exit alternative, which should normally be in cash, to be offered to the Shareholders. However, under Rule 33 of the Code, the Offeror will not be able to make an exit offer on terms better than those made available under the Offer, without the consent of the SIC, if the Offeror should seek a delisting of Ascott within 6 months of the close of the Offer.

9. DISCLOSURE OF HOLDINGS AND DEALINGS IN SECURITIES

9.1 Holdings of and Dealings in Securities.

(a) **The Offeror and its Concert Parties.** Appendix 5 to this Offer Document sets out, based on information available to the Offeror:

(i) the number of Shares, Options and Awards (collectively, "**Securities**") owned, controlled or agreed to be acquired by the Offeror and its Concert Parties as at the Latest Practicable Date; and

(ii) the dealings in Securities by the Offeror and/or its Concert Parties during the period commencing three months prior to the Announcement Date and ending on the Latest Practicable Date (the "**Reference Period**").

(b) **No other Holdings and Dealings.** Save as disclosed in this Offer Document, and based on information available to the Offeror as at the Latest Practicable Date, none of the Offeror or its Concert Parties (i) owns, controls or has agreed to acquire any Securities or other securities which carry voting rights in Ascott or are convertible into Shares or securities which carry voting rights in Ascott, or rights to subscribe for or options in respect of Shares or such securities as at the Latest Practicable Date, or (ii) has dealt for value in any Securities during the Reference Period.

Based on information available to the Offeror, as at 31 December 2007, Temasek Holdings (Private) Limited ("**Temasek**") has interests in approximately 41.72% of the issued ordinary shares in CapitaLand and approximately 27.68% of the issued ordinary shares in DBSH. Pursuant to an application to the SIC, the SIC has ruled, *inter alia*, that subject to the satisfaction of certain conditions, Temasek and its subsidiaries and associated companies (other than CapitaLand, DBS Bank, DBSH and other companies in the CapitaLand Group and the DBSH Group) are not parties acting in concert with the Offeror in relation to Ascott.

9.2 **No Irrevocable Undertaking.** As at the Latest Practicable Date, neither the Offeror nor its Concert Parties has received any irrevocable undertaking from any holder of Offer Shares to accept or reject the Offer.

10. OVERSEAS SHAREHOLDERS

10.1 **Overseas Shareholders.** The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the Register of Members of Ascott or in the records of CDP (as the case may be) (each, an "**Overseas Shareholder**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. Such Overseas Shareholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and the Offeror, its related corporations, DBS Bank, CDP and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholders for any such taxes, imposts, duties or other requisite payments as the Offeror, its related corporations, DBS Bank, CDP and/or any person acting on their behalf may be required to pay. In accepting the Offer, each Overseas Shareholder represents and warrants to the Offeror and DBS Bank that he is in full observance of the laws of the relevant jurisdiction in that connection and that he is in full compliance with all necessary formalities or legal requirements.

If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

The Offeror reserves the right not to treat an acceptance or purported acceptance of the Offer in or from any overseas jurisdiction and/or in respect of an Overseas Shareholder as valid. Overseas Shareholders accepting the Offer should note that if they have, in the FAT, provided addresses in overseas jurisdictions for the receipt of remittances of payment by the Offeror, such acceptances may be rejected.

10.2 **Copies of Offer Document.** The Offeror and DBS Bank do not intend to send the Offer Document, the FAA and the FAT to any Overseas Shareholder due to potential restrictions on sending such documents to the relevant overseas jurisdictions. Subject to compliance with applicable laws, any affected Overseas Shareholder may, nonetheless, attend in person and obtain copies of this Offer Document, the FAA or the FAT, as the case may be, and any related documents during normal business hours and up to the Closing Date, from the Offeror c/o Boardroom Corporate & Advisory Services Pte. Ltd. at 3 Church Street #08-01, Samsung Hub, Singapore 049483 or CDP at 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, as the case may be. Alternatively, an Overseas Shareholder may, subject to compliance with applicable laws, write in to Boardroom Corporate & Advisory Services Pte. Ltd. at the above-stated address to request that this Offer Document, the FAA or the FAT, as the case may be, and any related documents be sent to an address in Singapore by ordinary post at his own risk (up to three Market Days prior to the Closing Date). For the avoidance of doubt, the Offer is made to all Shareholders (for all Offer Shares) including those to whom this Offer Document may not be despatched.

10.3 **Notice.** The Offeror and DBS Bank each reserves the right to notify any matter, including the fact that the Offer has been made, to any or all Shareholders (including Overseas Shareholders) by announcement to the SGX-ST or paid advertisement in a daily newspaper published or circulated in Singapore, in which case, such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement or advertisement.

11. INFORMATION PERTAINING TO CPFIS INVESTORS

11.1 **Acceptance of the Offer by CPFIS Investors.** CPFIS Investors should receive further information on how to accept the Offer from their CPF Agent Banks shortly. CPFIS Investors are advised to consult their respective CPF Agent Banks should they require further information, and if they are in any doubt as to the action they should take, CPFIS Investors should seek independent professional advice. CPFIS Investors who wish to accept the Offer are to reply to their respective CPF Agent Banks accordingly by the deadline stated in the letter from their respective CPF Agent Banks. CPFIS Investors who accept the Offer will receive the Offer Price in their CPF investment accounts.

11.2 **Delisting.** CPFIS Investors who do not accept the Offer should note that in the event that Ascott is delisted from the Official List of the SGX-ST:

(a) they can continue to hold the delisted Shares in their CPF investment accounts, and the relevant provisions in the CPFIS on the investment in securities by CPF members will continue to apply to the delisted Shares in their CPF investment accounts;

(b) they will not be allowed to use funds from their CPF accounts for further purchases of delisted Shares because under the CPFIS Regulations, CPF funds may only be withdrawn to invest in the shares of companies incorporated in Singapore that are listed on the SGX-ST and which are traded in Singapore currency. In addition, the shares of such companies must be included under the CPFIS;

(c) Shares that are quoted on SGX-ST and held by CPFIS Investors are deposited with CDP through their respective CPF Agent Banks. However, unlisted shares cannot be deposited with CDP. If Ascott is delisted from the Official List of the SGX-ST, Ascott's share registrar, Boardroom Corporate & Advisory Services Pte. Ltd., will arrange to forward the individual share certificates, representing the Shares held by individual CPFIS Investors who do not

accept the Offer, to their respective CPF Agent Banks for safe-keeping. CPF Agent Banks levy a service fee to administer each share counter held on behalf of each CPFIS Investor. In addition to the existing fees, CPF Agent Banks may impose, *inter alia,* additional charges for the safe-keeping of share certificates and administrative charges for the splitting, withdrawal or depositing of such share certificates. CPFIS Investors who do not accept the Offer should consult their respective CPF Agent Banks on the additional charges that may be imposed; and

(d) they are likely to find it difficult to sell their Shares in the absence of a public market. CPFIS Investors will be allowed to sell their unquoted Shares, assuming that they are able to find a buyer for these Shares. CPFIS Investors should note that any transfer or sale of Shares represented by share certificates will be subject to a stamp duty of S$0.20 for every S$100.00 or part thereof of the consideration or the net tangible assets of the Shares transferred based on the latest audited accounts, whichever is higher.

12. CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank, as financial adviser to the Offeror in connection with the Offer, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptances of the Offer.

13. GENERAL

13.1 **Views of the Ascott Directors.** The views of the directors of Ascott who are considered independent for the purposes of the Offer and PricewaterhouseCoopers Corporate Finance Pte Ltd, the independent financial adviser to such directors of Ascott, on the Offer will be made available by Ascott to Shareholders within 14 days of the Despatch Date. Shareholders should consider their advice before taking any action in relation to the Offer.

13.2 **Governing Law and Jurisdiction.** The Offer, this Offer Document, the FAA and the FAT, all acceptances of the Offer, all contracts made pursuant thereto and all actions taken or deemed to be taken or made in connection with any of the foregoing shall be governed by, and construed in accordance with, the laws of Singapore and all accepting Shareholders agree by accepting the Offer to submit to the exclusive jurisdiction of the courts of Singapore.

13.3 **No Third Party Rights.** Unless expressly provided to the contrary in this Offer Document, the FAA and the FAT, a person who is not a party to any contracts made pursuant to the Offer, this Offer Document, the FAA and the FAT has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of such contracts. Notwithstanding any term herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

13.4 **Valid Acceptances.** The Offeror and DBS Bank each reserves the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as stated herein or in the FAA or the FAT, or if made otherwise than in accordance with the provisions herein and in the FAA and the FAT.

13.5 **Accidental Omission.** Accidental omission to despatch this Offer Document, the FAA and/or the FAT, or any notice or announcement required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made, shall not invalidate the Offer in any way.

13.6 **Additional General Information.** Additional general information is provided in Appendix 6 to this Offer Document. Your attention is drawn to Appendices 1 to 6 which form part of this Offer Document.

13.7 **Letter from DBS Bank to Shareholders.** DBS Bank is acting for and on behalf of the Offeror in connection with the Offer and does not purport to advise the Shareholders. In preparing its letter to Shareholders on behalf of the Offeror, DBS Bank has not had regard to the general or specific investment objectives, tax position, risk profiles, financial situation or particular needs and constraints of any individual Shareholder.

14. RESPONSIBILITY STATEMENT

The Directors (including those who may have delegated detailed supervision of this Offer Document) have approved the issue of this Offer Document, and have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Offer Document are fair and accurate and that no material facts have been omitted from this Offer Document, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to the Ascott Group), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Offer Document.

Yours faithfully,
For and on behalf of
DBS BANK LTD

Lawrence Ng
Senior Vice President
Mergers & Acquisitions Advisory

Chan Yow Phong
Vice President
Mergers & Acquisitions Advisory

ADDITIONAL TERMS OF THE OFFER

1. **Procedures for Acceptance of the Offer**

   (a) **Procedure for acceptance of the Offer by Depositors whose Securities Accounts are and/or will be credited with Offer Shares**

   (i) <u>*Depositors whose Securities Accounts are credited with Offer Shares*</u>

   If you have Offer Shares standing to the credit of the "Free Balance" of your Securities Account, you are entitled to receive this Offer Document together with a FAA. If you wish to accept the Offer, you should complete and sign the FAA in accordance with the provisions and instructions in this Offer Document, including the provisions and instructions printed on the FAA (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward the duly completed and executed FAA in the enclosed pre-addressed envelope **either**:

   by hand, to:

   Somerset Capital Pte Ltd
   c/o The Central Depository (Pte) Limited
   4 Shenton Way #02-01
   SGX Centre 2
   Singapore 068807

   or by post, at your own risk, to:

   Somerset Capital Pte Ltd
   c/o The Central Depository (Pte) Limited
   Robinson Road Post Office
   P.O. Box 1984
   Singapore 903934

   in each case so as to arrive <u>not later than</u> 5.30 p.m. on the Closing Date.

   An acknowledgement of receipt of the FAA will be given by CDP if the FAA is submitted by hand at CDP's counter. No acknowledgement of receipt will be given for the FAAs sent by post or deposited into boxes located at CDP's premises.

   If you have sold or transferred all your Offer Shares, you need not forward this Offer Document and the FAA to the purchaser or transferee (the "**Purchaser**") as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the Purchaser. Purchasers should note that CDP will, on behalf of the Offeror, send a copy of this Offer Document and the FAA by ordinary post at the Purchasers' own risk to their respective addresses as they appear in the records of CDP.

   If you wish to accept the Offer, you must insert in **Part A** of the FAA the number of Offer Shares in respect of which the Offer is accepted, which should not exceed the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the date of receipt by CDP (or 5.30 p.m. on the Closing Date), on behalf of the Offeror, of the FAA (**provided always** that the date of receipt must fall on or before the Closing Date) (the "**Date of Receipt**").

Except as expressly provided below, if the number of Offer Shares in respect of which the Offer is accepted, as inserted by you in Part A of the FAA, exceeds the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt (or 5.30 p.m. on the Closing Date) or if no such number of Offer Shares is inserted by you, then you shall be **deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt (or 5.30 p.m. on the Closing Date).**

(ii) *Depositors whose Securities Accounts will be credited with Offer Shares*

If you purchase Offer Shares on the SGX-ST and such Offer Shares are in the process of being credited to the "Free Balance" of your Securities Account, you must, if you wish to accept the Offer, submit the relevant original contract statement(s), validly issued by a member company of the SGX-ST in your name in respect of your purchase of such Offer Shares, accompanied by the FAA (which may be obtained from CDP at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807), duly completed and signed **either**:

by hand, to:

Somerset Capital Pte Ltd
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807

or by post, at your own risk, to:

Somerset Capital Pte Ltd
c/o The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

in each case so as to arrive not later than 5.30 p.m. on the Closing Date.

You must insert in **Part B** of the FAA the number of Offer Shares in respect of which the Offer is accepted, which should not exceed the number of Offer Shares represented by the relevant original contract statement(s) in respect of which the Offer is accepted. If the FAA is received by CDP without such contract statement(s), then you shall be **deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt (or 5.30 p.m. on the Closing Date).**

If the number of Offer Shares in respect of which the Offer is accepted, as inserted by you in Part B of the FAA, exceeds the number of Offer Shares represented by the relevant original contract statement(s), or if no such number of Offer Shares is inserted by you, then you shall be **deemed to have accepted the Offer in respect of all the Offer Shares as represented by the relevant original contract statement(s).**

Your acceptance of the Offer as aforesaid will constitute an unconditional and irrevocable undertaking and agreement by you to procure that the "Free Balance" of your Securities Account will be credited with the relevant number of such Offer Shares within five Market Days of the date of the relevant original contract statement(s) or by 5.30 p.m. on the Closing Date, whichever is earlier. If by 5.00 p.m. on the fifth Market

Day following the date of the relevant original contract statement(s) or by 5.30 p.m. on the Closing Date, whichever is earlier, the "Free Balance" of your Securities Account is not credited with, or is credited with fewer than, the relevant number of Offer Shares as aforesaid, then your acceptance of the Offer shall be **deemed to be only in respect of such number of Offer Shares as may be standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the fifth Market Day following the date of the relevant original contract statement(s) or as at 5.30 p.m. on the Closing Date, whichever is earlier,** provided that your acceptance of the Offer shall not in any event be deemed to exceed the number of Offer Shares inserted in Part B of the FAA or, if no such number is inserted, the number of Offer Shares represented by the relevant original contract statement(s).

If upon receipt by CDP, on behalf of the Offeror, of the FAA and the relevant original contract statement(s) and other relevant documents, it is established that the Offer Shares represented by the relevant original contract statement(s) will not be credited or are not in the process of being credited to the "Free Balance" of your Securities Account (as, for example, where you are selling or have sold such Offer Shares), then your acceptance is liable to be rejected and neither CDP, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a rejection, including the consequences thereof.

If you purchase Offer Shares on the SGX-ST on a date near to the Closing Date, your acceptance in respect of such Offer Shares will be rejected if the "Free Balance" of your Securities Account is not credited with such Offer Shares by 5.30 p.m. on the Closing Date. Neither CDP, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a rejection, including the consequences thereof.

(iii) <u>*Depositors whose Securities Accounts are and will be credited with Offer Shares*</u>

If you already have Offer Shares standing to the credit of the "Free Balance" of your Securities Account, and if you have also purchased additional Offer Shares on the SGX-ST that are in the process of being credited to your Securities Account, you may accept the Offer in respect of both the Offer Shares standing to the credit of the "Free Balance" of your Securities Account as well as the additional Offer Shares purchased which are in the process of being credited to your Securities Account. The provisions set out in paragraphs 1(a)(i) and 1(a)(ii) above shall apply *mutatis mutandis* to your acceptance(s).

(iv) <u>*General*</u>

For the purpose of the acceptances referred to above, you may submit the original contract statement(s) in respect of the Offer Shares purchased on the SGX-ST, provided that the "Free Balance" of your Securities Account is credited with the relevant number of Offer Shares within five Market Days of the date of the relevant original contract statement(s) or by 5.30 p.m. on the Closing Date, whichever is earlier.

Optionholders who intend to exercise any or all of their Options ("**Exercising Optionholders**") for the purpose of accepting the Offer should give notice in writing to Ascott ("**Exercise Notice**") as soon as possible. The Exercise Notice must be accompanied by payment of the full amount of the subscription monies for the new Shares. Pursuant to the rules of the Option Plan, Ascott will within ten Market Days after the exercise of the Options, allot the new Shares and despatch to CDP the share certificates for the new Shares for CDP to credit to the Securities Accounts of the

Exercising Optionholders with such number of new Shares. **CDP will credit the Securities Accounts of the Exercising Optionholders with the number of new Shares only after receiving the new share certificates from Ascott's share registrar, Boardroom Corporate & Advisory Services Pte. Ltd., and after the new Shares have been approved for listing. CDP will only issue the FAA to the Exercising Optionholders upon their Securities Accounts being credited with the relevant number of new Shares. Such Exercising Optionholders should therefore exercise their Options early so that their Securities Accounts may be credited with the relevant number of new Shares in time for them to accept the Offer.** If the exercise takes place near to the Closing Date, such Exercising Optionholders should endeavour to obtain the FAA personally from CDP, otherwise they may not receive the FAA in time for them to accept the Offer. **Exercising Optionholders should note that if their Securities Accounts are not credited with the relevant number of new Shares by the Date of Receipt by CDP, on behalf of the Offeror, of the FAA for Offer Shares, the acceptance of the Offer by the Exercising Optionholders will be rejected.**

For reasons of confidentiality, CDP will not entertain telephone enquiries relating to the number of Offer Shares credited to your Securities Account. You may verify the number of Offer Shares credited to your Securities Account by e-mail, if you have registered for the CDP e-mail service. Alternatively, you may call personally at CDP with your identity card or passport to verify the number of Offer Shares credited to your Securities Account.

It is your responsibility to ensure that the FAA is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAA, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the FAA on the grounds that it has been invalidly, incorrectly or incompletely signed, completed or submitted will be final and binding, and neither CDP, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

We understand that CDP will, upon receipt on behalf of the Offeror of the FAA and all other relevant documents, transfer the Offer Shares in respect of which you have accepted the Offer from the "Free Balance" of your Securities Account to a "Suspense Account" until the consideration for the Offer Shares has been despatched to you.

Except as specifically provided for in Section 2.7 (Duration of the Offer) of this Offer Document, paragraphs 1 and 4 of this Appendix 1 and the Code, acceptance of the Offer is irrevocable.

All communications, notices, documents and remittances to be delivered or sent to you will be sent by ordinary post to your address as it appears in the records of CDP, at your own risk.

Payment will be sent to you by ordinary post to your address as it appears in the records of CDP or by such other manner as you may have agreed with CDP for payment of any cash distributions, at your own risk. CDP will send a notification letter(s) by ordinary post to you, at your address as it appears in the records of CDP, at your own risk, stating the number of Offer Shares debited from your Securities Account.

(b) **Procedure for acceptance of the Offer by Shareholders who hold Offer Shares which are not deposited with CDP**

If you hold Offer Shares which are not deposited with CDP, you are entitled to receive this Offer Document together with a FAT. If you wish to accept the Offer, you should complete and sign the accompanying FAT in accordance with the provisions and instructions of this Offer Document, including the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward either by hand or by post, at your own risk, the duly completed and executed FAT, together with the relevant share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Offeror, in the enclosed pre-addressed envelope to:

Somerset Capital Pte Ltd
c/o Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street #08-01
Samsung Hub
Singapore 049483

so as to arrive <u>not later than</u> 5.30 p.m. on the Closing Date.

No acknowledgement of receipt of any FAT, share certificate(s), other document(s) of title, transfer form(s) and/or any other relevant document(s) required by the Offeror will be given.

If the number of Offer Shares in respect of which the Offer is accepted, as inserted by you in the FAT, exceeds the aggregate number of Offer Shares represented by the share certificate(s) and/or other document(s) of title accompanying the FAT, or if no such number of Offer Shares is inserted by you in the FAT, then you shall be **deemed to have accepted the Offer in respect of all the Offer Shares represented by the share certificates and/or other document(s) of title accompanying the FAT.**

It is your responsibility to ensure that the FAT is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAT, or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title and/or any other relevant document(s) required by the Offeror, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the FAT on the grounds that it has been invalidly, incorrectly or incompletely signed, completed or submitted will be final and binding, and neither Boardroom Corporate & Advisory Services Pte. Ltd., DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

If your Offer Shares are not registered with Ascott in your own name, you must submit the relevant share certificate(s) and/or other document(s) of title and/or other relevant documents required by the Offeror, together with a duly completed and signed FAT accompanied by transfer form(s), duly completed and executed by the person(s) registered with Ascott as the holder of the Offer Shares and stamped, with the particulars of the transferee left blank (to be completed by the Offeror or a person authorised by it).

Except as specifically provided for in Section 2.7 (Duration of the Offer) of this Offer Document, paragraphs 1 and 4 of this Appendix 1 and the Code, acceptance of the Offer is irrevocable.

All communications, notices, certificates, documents and remittances to be delivered or sent to you will be sent to you (or your designated agent or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of Ascott) by ordinary post to your address as it appears in the Register of Members of Ascott at your own risk (or, for the purpose of remittances only, to such different name and address as may be specified by you in the FAT and at your own risk).

Payment will be sent to you (or your designated agent or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of Ascott) by ordinary post to your address as it appears in the Register of Members of Ascott at your own risk (or to such different name and address as may be specified by you in the FAT and at your own risk).

(c) **Other relevant information relating to procedures for acceptance of the Offer**

If you hold the share certificate(s) of some of the Offer Shares beneficially owned by you and if you have deposited the rest of the Offer Shares beneficially owned by you with CDP, you are required to complete the FAT in respect of the Offer Shares represented by share certificate(s) and the FAA in respect of the Offer Shares which are deposited with CDP, if you wish to accept the Offer in respect of all such Offer Shares. The FAT and the FAA must be completed and accompanied by the relevant documents and sent to the Offeror in accordance with the respective procedures for acceptance set out in paragraphs 1(a) and 1(b) of this Appendix 1.

If you hold the share certificate(s) of the Offer Shares beneficially owned by you and you wish to accept the Offer in respect of such Offer Shares, you **should not** deposit the share certificate(s) with CDP during the period commencing on the date of this Offer Document and ending on the Closing Date (both dates inclusive), as your Securities Account may not be credited with the relevant number of Offer Shares in time for you to accept the Offer.

Delivery of the duly completed and signed FAA and/or FAT to CDP and/or the Offeror, as the case may be, shall be conclusive evidence in favour of CDP and the Offeror of the right and title of the person signing it to deal with the same and with the Offer Shares to which it relates.

2. Settlement

(a) **Depositors whose Securities Accounts are or will be credited with Offer Shares**

Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in this Offer Document and the FAA (including, without limitation, confirmation satisfactory to the Offeror that the relevant number of Offer Shares tendered by the accepting Shareholders in acceptance of the Offer are standing to the credit of the "Free Balance" of their respective Securities Accounts at the relevant time), the Offeror will arrange for remittances for the appropriate amounts to be sent to CDP.

CDP will debit the respective Securities Accounts of the accepting Shareholders with the number of Offer Shares tendered by them in acceptance of the Offer and will despatch the relevant remittances in the form of cheques for the appropriate amounts by ordinary post (or by such other manner as the accepting Shareholder may have agreed with CDP for payment of any cash distributions), pursuant to Rule 30 of the Code, to the accepting Shareholders at their own risk as soon as practicable and in any event within 10 days of the receipt of acceptances of the Offer which are complete in all respects and are received by 5.30 p.m. on the Closing Date.

CDP will send by ordinary post to the accepting Shareholders at their respective addresses as they appear in the records of CDP, and at their own risk, notification letter(s) showing the number of Shares which have been debited against their respective Securities Accounts.

(b) **Shareholders who hold Offer Shares which are not deposited with CDP**

Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in this Offer Document and the FAT (including, without limitation, the share certificates relating to the Offer Shares tendered by accepting Shareholders in acceptance of the Offer), remittances in the form of cheques for the appropriate amounts will be despatched to the accepting Shareholders (or their designated agents, as they may direct) by ordinary post and at their own risk, at their respective addresses as they appear in the Register of Members of Ascott (or to such names and addresses as may be specified by the accepting Shareholders in the FAT), as soon as practicable and in any event within 10 days of the receipt of acceptances of the Offer which are complete in all respects and are received by 5.30 p.m. on the Closing Date.

3. Announcements

(a) Pursuant to Rule 28.1 of the Code, by 8.00 a.m. on the dealing day (the "**Relevant Day**") immediately after the day on which the Offer is due to expire, or is revised or extended (if applicable), the Offeror will announce and simultaneously inform the SGX-ST of the total number of Shares (as nearly as practicable):

(i) for which valid acceptances of the Offer have been received;

(ii) held by the Offeror and any of its Concert Parties before the offer period (as defined in the Code); and

(iii) acquired or agreed to be acquired by the Offeror and any of its Concert Parties during the offer period,

and will specify the percentages of the total number of issued Shares (including Shares issued or to be issued pursuant to the valid exercise of Options or valid vesting and release of Awards prior to the close of the Offer) represented by such numbers.

(b) Under Rule 28.2 of the Code, if the Offeror is unable, within the time limit, to comply with paragraph 3(a) of this Appendix 1, the SIC will consider requesting the SGX-ST to suspend dealings in the Shares until the relevant information is given.

(c) In this Offer Document, references to the making of any announcement or the giving of notice by the Offeror include the release of an announcement by DBS Bank or advertising agents, for and on behalf of the Offeror, to the press or the delivery of or transmission by telephone, telex, facsimile, SGXNET or otherwise of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be notified simultaneously to the SGX-ST.

(d) In computing the number of Offer Shares represented by acceptances received by the Offeror, the Offeror will at the time of making an announcement take into account:

(i) acceptances which are valid in all respects; and

(ii) acceptances which are duly completed and accompanied by the relevant original contract statement(s), validly issued by a member company of the SGX-ST in the name of the accepting Shareholder in respect of the purchase by the accepting Shareholder of the Offer Shares which are deposited with CDP (subject to the credit of the "Free Balance" of the Securities Account of the accepting Shareholder with the relevant number of such Offer Shares within five Market Days of the date of the relevant original contract statement(s) or by 5.30 p.m. on the Closing Date, whichever is earlier).

4. Right of Withdrawal

(a) Except as expressly provided in Section 2.7 (Duration of the Offer) of this Offer Document, paragraphs 1 and 4 of this Appendix 1 and the Code, acceptances of the Offer shall be irrevocable.

(b) A Shareholder who has accepted the Offer may withdraw his acceptance immediately if the Offeror fails to comply with any of the requirements set out in paragraph 3(a) of this Appendix 1 by 3.30 p.m. on the Relevant Day. The Offeror may terminate this right of withdrawal not less than eight days after the Relevant Day by complying with the requirements set out in paragraph 3(a) of this Appendix 1.

(c) To withdraw his acceptance, a Shareholder who has accepted the Offer must give written notice to the Offeror c/o The Central Depository (Pte) Limited, 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, where the Offer Shares are deposited with the CDP or c/o Boardroom Corporate & Advisory Services Pte. Ltd. at 3 Church Street #08-01, Samsung Hub, Singapore 049483, where the Offer Shares are not deposited with CDP. Such notice of withdrawal shall be effective only if signed by the accepting Shareholder or his agent duly appointed in writing and evidence of whose appointment is produced in a form satisfactory to the Offeror within the said notice, and when actually received by the Offeror as aforesaid.

ADDITIONAL INFORMATION ON THE OFFEROR

1. Directors

The names, addresses and descriptions of the Directors as at the Latest Practicable Date are as follows:

Name	Address	Description
Mr Olivier Lim Tse Ghow	335 Bukit Timah Road #15-01 Wing On Life Garden Singapore 259718	Director
Mr Lai Choon Hung	481 Pasir Panjang Road #03-03 Palm Green Singapore 117621	Director
Ms Gan Chui Chui	461A Upper East Coast Road #01-02 The Baycourt Singapore 466507	Director

2. Principal Activities and Share Capital

The Offeror is a company incorporated in Singapore on 16 June 1999 and is a direct wholly-owned subsidiary of CapitaLand. Its principal activities are those of an investment holding company. As at the Latest Practicable Date, the Offeror has an issued share capital of S$143,000,000 comprising 143,000,000 ordinary shares, all of which are held by CapitaLand.

3. Summary of Financial Performance

The audited profit and loss statements of the Offeror for FY2004, FY2005 and FY2006 and the unaudited profit and loss statement of the Offeror for the nine months ended 30 September 2007 are summarised in the table below. The summary is extracted from, and should be read in conjunction with, the audited financial statements of the Offeror for FY2004, FY2005 and FY2006 and the unaudited financial results of the Offeror for the nine months ended 30 September 2007 (the "**Offeror Unaudited Results**") (copies of which are available for inspection as mentioned in paragraph 5 of Appendix 6 to this Offer Document).

	(Unaudited) 9 months ended 30 September	← (Audited) For the financial year ended 31 December →		
(S$'000)	**2007**	**2006**	**2005**	**2004**
Revenue	47,342	15,187	15,563	7,782
Other operating income	9,032	–	–	–
Profit/(loss) before taxation	50,847	(417)	6,085	108
Profit/(loss) after taxation	50,266	(544)	4,868	86
Earnings per share (S$)	0.35	(271,934)	2,434,094	43,208
Number of shares as at end of period	143,000,000	2	2	2
Dividend per share (S$)	7,140.22[1]	Nil	Nil	Nil

Note:

(1) The dividend per share is based on 2 ordinary shares in the capital of the Offeror as at the date of payment of the dividend.

4. Statement of Assets and Liabilities

The audited balance sheet of the Offeror as at 31 December 2006 and unaudited balance sheet of the Offeror as at 30 September 2007 are summarised in the table below. The summary is extracted from, and should be read in conjunction with, the audited financial statements of the Offeror for FY2006 and the Offeror Unaudited Results (copies of which are available for inspection as mentioned in paragraph 5 of Appendix 6 to this Offer Document).

(S$'000)	(Unaudited) As at 30 September 2007	(Audited) As at 31 December 2006
Non-current assets		
Investment in associates	343,787	514,985
Financial assets	149,911	–
	493,698	514,985
Current assets		
Tax recoverable	1,770	2,287
Cash at bank	17	46
	1,787	2,333
Total assets	495,485	517,318
Equity attributable to equity holders of the company		
Share capital	143,000	–[1]
Accumulated profits	51,732	1,478
Total equity	194,732	1,478
Non-current liability		
Amount due to holding company	214,770	428,442
Current liabilities		
Accrued operating expenses	–	3
Amount due to holding company	85,983	87,395
	85,983	87,398
Total liabilities	300,753	515,840
Total equity and liabilities	495,485	517,318

Note:

(1) Less than S$1,000.

5. Material Changes in Financial Position

Save as disclosed in this Offer Document and save for (i) the increase in the issued and paid-up share capital of the Offeror from S$2 to S$143,000,000 by the allotment and issue of an additional 142,999,998 ordinary shares in the Offeror to CapitaLand as announced by CapitaLand on 13 March 2007, (ii) the placement of part of the Offeror's units in Ascott Residence Trust for a cash consideration of approximately S$30.6 million as announced by CapitaLand on 14 March 2007 and (iii) the making and financing of the Offer, as at the Latest Practicable Date, there has been no known material change in the financial position of the Offeror since 31 December 2006, being the date of the last audited financial statements of the Offeror.

6. Significant Accounting Policies

The audited financial statements of the Offeror for FY2006 have been prepared in accordance with the Act and the Singapore Financial Reporting Standards. The significant accounting policies of the Offeror are set out in Note 2 to the audited financial statements of the Offeror for FY2006.

A copy of the audited financial statements of the Offeror for FY2006 (which contain notes to the financial statements) is available for inspection as mentioned in paragraph 5 of Appendix 6 to this Offer Document.

7. Changes in Accounting Policies

There is no change in the accounting policies of the Offeror which will cause the figures set out in paragraphs 3 and 4 above to be not comparable to a material extent.

8. Registered Office

The registered office of the Offeror is at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912.

ADDITIONAL INFORMATION ON CAPITALAND

1. CapitaLand Directors

The names, addresses and descriptions of the directors of CapitaLand as at the Latest Practicable Date are as follows:

Name	Address	Description
Dr Hu Tsu Tau	57 Sixth Avenue Ming Teck Park Singapore 276493	Chairman
Mr Hsuan Owyang	7 Ardmore Park #15-02 Pin Tjoe Court Singapore 259954	Deputy Chairman
Mr Liew Mun Leong	49 Chancery Lane Singapore 309578	President & CEO
Mr Lim Chin Beng	25 Orange Grove Road #05-01 Garden Apartment Singapore 258351	Director
Mr Jackson Peter Tai	75 Lower Cross Road Greenwich, CT 06831 United States of America	Director
Mr Peter Seah Lim Huat	45 Binjai Park Singapore 589845	Director
Mr Richard Edward Hale	25 Dairy Farm Road #01-02 Dairy Farm Estate Phase 3 Singapore 679047	Director
Professor Robert Henry Edelstein	12305 Fourth Helena Drive Los Angeles CA 90049-3929 United States of America	Director
Dr Victor Fung Kwok King	32A The Harbourview 11 Magazine Gap Road Hong Kong	Director
Mr James Koh Cher Siang	26 Dunbar Walk Frankel Estate Singapore 459313	Director
Mrs Arfat Pannir Selvam	15 Ringwood Road Singapore 437410	Director
Professor Kenneth Stuart Courtis	Apartment #801 Royal Swedish Embassy 1-10-3-100 Roppongi Minato-ku, Tokyo 106-0032 Japan	Director

2. Summary of Financial Performance

The audited consolidated profit and loss statements of CapitaLand for FY2004, FY2005 and FY2006 and the unaudited consolidated profit and loss statement of CapitaLand for the nine months ended 30 September 2007 are summarised in the table below. The summary is extracted from, and should be read in conjunction with, the audited consolidated financial statements of CapitaLand for FY2004, FY2005 and FY2006 and the announcement dated 26 October 2007 in relation to the unaudited interim results of CapitaLand for the third quarter and nine months ended 30 September 2007 (the "**CapitaLand Unaudited Results Announcement**") (copies of which are available for inspection as mentioned in paragraph 5 of Appendix 6 to this Offer Document).

(S$'000)	(Unaudited) 9 months ended 30 September 2007	← (Audited) → For the financial year ended 31 December 2006	2005	2004 (Restated)
Continuing operations				
Revenue	2,468,375	3,147,725	3,845,637	3,179,064
Profit before taxation from continuing operations	2,514,390	1,494,049	585,695	548,787
Profit after taxation from continuing operations	2,324,949	1,263,695	433,675	439,613
Discontinued operations				
Profit after taxation from discontinued operations	–	26,894	741,963	26,094
Profit after taxation	2,324,949	1,290,589	1,175,638	465,707
Minority interests	(240,288)	(272,604)	(425,128)	(160,026)
Net profit attributable to equity holders of CapitaLand	2,084,661	1,017,985	750,510	305,681
Basic earnings per share (cents)	74.4	36.8	28.3	12.1

Set out below is a summary of the dividend per ordinary share of CapitaLand declared in respect of each of FY2004, FY2005 and FY2006. No interim dividend on the ordinary share of CapitaLand was declared in respect of the nine months ended 30 September 2007.

Gross dividend	FY2006	FY2005	FY2004
Ordinary dividend (cents/share)	7	6	5
Special dividend (cents/share)	5	12	1

3. Statement of Assets and Liabilities

The audited consolidated balance sheet of CapitaLand as at 31 December 2006 and the unaudited consolidated balance sheet of CapitaLand as at 30 September 2007 are summarised in the table below. The summary is extracted from, and should be read in conjunction with, the audited consolidated financial statements of CapitaLand for FY2006 and the CapitaLand Unaudited Results Announcement.

(S$'000)	(Unaudited) As at 30 September 2007	(Audited) As at 31 December 2006
Non-Current Assets		
Property, Plant & Equipment	1,425,995	182,044
Intangible Assets	39,877	38,757
Investment Properties	5,381,407	6,553,643
Properties Under Development	260,744	413,734
Interests in Associates & Jointly-Controlled Entities	6,327,106	4,762,773
Other Assets	409,930	363,248
	13,845,059	**12,314,199**
Current Assets		
Development Properties for Sale	3,915,922	3,622,665
Trade & Other Receivables	1,494,385	2,024,538
Cash & Cash Equivalents	3,815,290	2,684,851
Other Current Assets	300,310	806
	9,525,907	**8,332,860**
Less: Current Liabilities		
Trade & Other Payables	2,259,755	1,862,377
Short-Term Borrowings	1,613,953	1,793,390
Finance Leases	3,839	3,594
Other Current Liabilities	397,877	316,827
	4,275,424	**3,976,188**
Net Current Assets	**5,250,483**	**4,356,672**
Less: Non-Current Liabilities		
Long-Term Borrowings	7,278,767	6,288,159
Finance Leases	43,080	44,685
Other Non-Current Liabilities	636,341	825,277
	7,958,188	**7,158,121**
Net Assets	**11,137,354**	**9,512,750**
Representing:		
Share Capital	4,347,725	4,304,907
Reserves	4,958,854	3,095,239
Equity attributable to Equity Holders of CapitaLand	9,306,579	7,400,146
Minority Interests	1,830,775	2,112,604
Total Equity	**11,137,354**	**9,512,750**

4. Material Changes in Financial Position

Save as disclosed in this Offer Document and save for:

(a) information on CapitaLand which is publicly available (including without limitation, the announcements released by CapitaLand on the SGX-ST and the annual report of CapitaLand for FY2006) and;

(b) the making and financing of the Offer; and

(c) the unaudited consolidated results of CapitaLand for FY2007 which are expected to be announced by CapitaLand on or about 22 February 2008,

as at the Latest Practicable Date, there has been no known material change in the financial position of CapitaLand since 31 December 2006, being the date of the last audited financial statements of CapitaLand laid before its shareholders in general meeting on 27 April 2007.

5. Significant Accounting Policies

The audited consolidated financial statements of CapitaLand for FY2006 have been prepared in accordance with the Act and the Singapore Financial Reporting Standards ("**FRS**"). The significant accounting policies of CapitaLand are set out in Note 2 to the audited consolidated financial statements of CapitaLand for FY2006.

A copy of the audited consolidated financial statements of CapitaLand for FY2006 (which contain notes to the financial statements) is available for inspection as mentioned in paragraph 5 of Appendix 6 to this Offer Document.

6. Changes in Accounting Policies

CapitaLand adopted FRS 40 *Investment Property* (FRS 40) on 1 January 2007. Under FRS 40, CapitaLand continues to classify its investment properties which met the recognition criteria under FRS 40 as investment properties and state them at fair value, but with changes in fair value recognised in the income statement. Before 1 January 2007, the increase in the fair value of the investment properties was credited to the assets revaluation reserve unless it offset a previous decrease in value recognised in the income statement. Investment properties which do not meet the FRS 40 recognition criteria are reclassified as property, plant and equipment under FRS 16 *Property, Plant and Equipment*. This change has resulted in CapitaLand measuring its serviced residences properties at cost less accumulated depreciation and impairment losses, after taking into account the serviced residences properties residual value.

In accordance with the transitional provisions of FRS 40, CapitaLand has elected to recognise the effects of FRS 40 adoption as an adjustment to the opening balance of retained earnings as at 1 January 2007. In respect of the CapitaLand's serviced residences properties under the cost model of FRS 16, the change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Polices, Changes in Accounting Estimates and Errors*, and the comparatives have been restated.

Subject to year end audit, the change in accounting policy had the following impact on the financial statements:

	2007 S$ million	2006 S$ million
Change in accounting policy – FRS 16		
Balance sheet as at 1 January		
(Decrease) / Increase in assets revaluation reserve	(17.8)	4.5
Decrease in accumulated profits	(14.0)	(20.4)
Decrease in minority interests	(16.5)	(9.8)
Balance sheet as at 31 December		
Decrease in investment properties	-	(1,181.5)
Decrease in properties under development	-	(117.6)
Increase in property, plant and equipment	-	1,266.3
Decrease in other assets	-	(15.5)
Income statement for the period ended 30 September		
Decrease in profit attributable to equity holders of CapitaLand	(3.3)	(3.0)
Adoption of FRS 40		
Balance sheet at 1 January		
Decrease in assets revaluation reserve	(271.2)	-
Increase in accumulated profits	241.6	-
Decrease in interest in associates	(29.6)	-
Income statement for the period ended 30 September		
Increase in profit attributable to equity holders of CapitaLand	1,407.5[1]	-

Note:

(1) Includes fair value gains of $430.7 million from Temasek Tower which was divested in April 2007 and $261.3 million from AIG Tower which was divested in November 2007. The fair value gains would have been recorded as divestment gains if FRS 40 was not adopted.

7. Registered Office

The registered office of CapitaLand is at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912.

ADDITIONAL INFORMATION ON ASCOTT

1. Share Capital

Based on information provided by Ascott, as at the Latest Practicable Date, Ascott has an issued and paid-up share capital of S$268,481,547.09 comprising 1,605,207,217 Shares.

2. Performance Share Plan

Based on information provided by Ascott, as at the Latest Practicable Date, there are outstanding Awards in respect of up to 14,145,726 Shares granted by Ascott under the Performance Share Plan.

The rules of the Performance Share Plan provide, *inter alia*, that in the event of a takeover being made for the Shares, the committee appointed by the Ascott Board to administer the Performance Share Plan (being the Ascott ERCC) may amend or waive the condition specified in relation to an Award ("**PSP Performance Condition**"), the period during which the PSP Performance Condition is to be satisfied ("**PSP Performance Period**") and/or the schedule setting out the extent to which Shares which are the subject of an Award shall be released at the end of the PSP Performance Period in respect of any Award. If a takeover offer for Ascott becomes or is declared unconditional before the date on which a holder of Awards is absolutely entitled to Shares which are the subject of his released Award, the Ascott ERCC will consider, at its discretion, whether or not to release any Award. If the Ascott ERCC decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Ascott ERCC will have regard to the proportion of the PSP Performance Period which has elapsed and the extent to which the PSP Performance Condition has been satisfied.

3. Restricted Share Plan

Based on information provided by Ascott, as at the Latest Practicable Date, there are outstanding Awards in respect of up to 3,052,295 Shares granted by Ascott.

The rules of the Restricted Share Plan provide, *inter alia*, that in the event of a takeover being made for the Shares, the committee appointed by the Ascott Board to administer the Restricted Share Plan (being the Ascott ERCC) may amend or waive the vesting period relating to an Award ("**Vesting Period**") and the schedule in accordance with which Shares which are the subject of an Award shall be released at the end of each Vesting Period and, in the case of a performance-related Award, the condition specified in relation to an Award ("**RSP Performance Condition**") and/or the period during which the RSP Performance Condition is to be satisfied in respect of any Award. If a takeover offer for Ascott becomes or is declared unconditional before the date on which a holder of Awards is absolutely entitled to Shares which are the subject of his released Award, the Ascott ERCC will consider, at its discretion, whether or not to release any Award. If the Ascott ERCC decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Ascott ERCC will have regard to the proportion of the Vesting Period(s) which has elapsed.

4. Material Changes in Financial Position

Save as disclosed in this Offer Document and save for information on the Ascott Group which is publicly available (including without limitation, the announcements released by Ascott on the SGX-ST and the documents as set out below), as at the Latest Practicable Date, there has not been, within the knowledge of the Offeror, any material change in the financial position or prospects of the Ascott Group since 31 December 2006, being the date of the last audited balance sheet of Ascott laid before its shareholders in general meeting on 26 April 2007:

(a) the annual report of Ascott for FY2006; and

(b) the unaudited consolidated financial statements of Ascott for FY2007 as announced by Ascott on 25 January 2008.

5. Registered Office

The registered office of Ascott is at 8 Shenton Way, #13-01, Singapore 068811.

DISCLOSURE OF HOLDINGS AND DEALINGS IN SECURITIES

1. Holdings in Securities as at the Latest Practicable Date

1.1 The Offeror and the CapitaLand Group

The holdings of the Offeror and companies within the CapitaLand Group in Shares are set out below:

Name	No. of Shares*	%
Offeror	648,478,729	40.40
SLPL	273,224,256	17.02
AIPL	146,143,031	9.10
Total	1,067,846,016	66.52

* Direct shareholdings.

1.2 Directors

The holdings of the Directors in Shares are set out below:

	Direct interest in Shares		Deemed interest in Shares	
Name	No. of Shares	%	No. of Shares	%
Mr Olivier Lim Tse Ghow	27,500	0.0017	–	–
Mr Lai Choon Hung	10,000	0.0006	–	–
Ms Gan Chui Chui	6,500	0.0004	–	–
Total	44,000	0.0027	–	–

The holdings of the Directors in the Options are set out below:

Name	No. of Options#	Exercise Period	Exercise Price
Mr Olivier Lim Tse Ghow	5,000	1 March 2005 to 28 February 2014	S$0.236
	5,000	5 March 2006 to 4 March 2015	S$0.300
	22,500	25 February 2007 to 24 February 2016	S$0.627
Mr Lai Choon Hung	7,500	1 March 2005 to 28 February 2014	S$0.236
	5,000	5 March 2006 to 4 March 2015	S$0.300
	22,500	25 February 2007 to 24 February 2016	S$0.627

Name	No. of Options#	Exercise Period	Exercise Price
Ms Gan Chui Chui	1,000	1 March 2005 to 28 February 2014	S$0.236
	1,500	5 March 2006 to 4 March 2015	S$0.300
	6,000	25 February 2007 to 24 February 2016	S$0.627
Total	76,000		

\# Each Option is exercisable into one new Share.

The following Director has been granted Awards, details of which are as follows:

Name	No. of Shares comprised in the Awards granted: Performance Share Plan	Restricted Share Plan
Mr Olivier Lim Tse Ghow	–	up to 24,660 (1)
	–	up to 24,660 (1)

Note:

(1) The final number of Shares given over the vesting period of two years will depend on the achievement of the performance conditions at the end of the one-year performance period. If the performance conditions are not met at the end of the performance period, recipients will not be given any Shares. On the other hand, if superior targets are met, more Shares than the original Award could be delivered up to a maximum of 150% of the original Award.

Save as disclosed above, none of the Directors are interested (as interpreted in accordance with Section 164 of the Act), directly or indirectly, in any Shares as at the Latest Practicable Date.

1.3 CapitaLand Directors

The holdings of the directors of CapitaLand in Shares are set out below:

Name	Direct interest in Shares: No. of Shares	%	Deemed interest in Shares: No. of Shares	%
Dr Hu Tsu Tau	–	–	–	–
Mr Hsuan Owyang	–	–	–	–
Mr Liew Mun Leong	–	–	452,500(2)	0.028
Mr Lim Chin Beng	925,000(1)	0.058	–	–
Mr Jackson Peter Tai	–	–	–	–
Mr Peter Seah Lim Huat	74,000	0.005	–	–
Mr Richard Edward Hale	830,000	0.052	–	–
Professor Robert Henry Edelstein	–	–	–	–
Dr Victor Fung Kwok King	–	–	–	–
Mr James Koh Cher Siang	–	–	–	–
Mrs Arfat Pannir Selvam	–	–	–	–
Professor Kenneth Stuart Courtis	–	–	–	–
	1,829,000	0.114	452,500	0.028

Notes:

(1) 800,000 Shares are registered in the name of DBS Nominees (Private) Limited.

(2) Mr Liew Mun Leong is deemed to be interested in the Shares held by his spouse.

The holdings of the directors of CapitaLand in the Options are set out below:

Name	No. of Options*	Exercise Period	Exercise Price
Mr Liew Mun Leong	30,000	5 May 2003 to 4 May 2012	S$0.176
	60,000	10 May 2004 to 9 May 2013	S$0.144
	97,500	1 March 2005 to 28 February 2014	S$0.236
	130,000	5 March 2006 to 4 March 2015	S$0.300
	200,000	25 February 2007 to 24 February 2016	S$0.627
Mr Lim Chin Beng	75,000	25 February 2007 to 24 February 2011	S$0.631
Mr Richard Edward Hale	80,000	25 February 2007 to 24 February 2011	S$0.631
Total	672,500		

* Each Option is exercisable into one new Share.

The following directors of CapitaLand have been granted Awards, details of which are as follows:

Name	No. of Shares comprised in the Awards granted Performance Share Plan	Restricted Share Plan
Mr Liew Mun Leong	–	up to 36,990[(1)]
Mr Lim Chin Beng	–	up to 30,825[(1)]
Mr Richard Edward Hale	–	up to 30,825[(1)]
Total	–	up to 98,640[(1)]

Note:

(1) The final number of Shares given over the vesting period of two years will depend on the achievement of the performance conditions at the end of the one-year performance period. If the performance conditions are not met at the end of the performance period, recipients will not be given any Shares. On the other hand, if superior targets are met, more Shares than the original Award could be delivered up to a maximum of 150% of the original Award.

1.4 DBS Bank and the DBSH Group

DBS Bank and companies within the DBSH Group do not hold any Securities.

2. Dealings in Securities during the Reference Period

2.1 The Offeror and the CapitaLand Group

There were no dealings in Securities by the Offeror and companies within the CapitaLand Group during the Reference Period.

2.2 Directors

There were no dealings in Securities by the Directors during the Reference Period.

2.3 CapitaLand Directors

The details of the dealings in Securities by the directors of CapitaLand during the Reference Period are set out below:

Name	Date of Transaction	No. of Shares Acquired pursuant to Exercise of Options	Exercise Price Paid per Share (S$)
Mr Lim Chin Beng	23 October 2007	125,000	50,000 Shares at S$0.3010 75,000 Shares at S$0.6310

2.4 DBS Bank and the DBSH Group

During the Reference Period, DBS Asset Management Ltd, a wholly-owned subsidiary of DBS Bank undertook the following transactions on behalf of discretionary investment clients:

Date of Transaction	Type of Transaction	No. of Shares	Transaction Price per Share[1] (S$)
18 October 2007	Purchase	25,000	1.6004
9 November 2007	Sale	85,000	1.5313
16 November 2007	Sale	10,000	1.5130
21 November 2007	Sale	13,000	1.4943
26 November 2007	Sale	96,000	1.4450

Note:

(1) Average price per Share based on information provided by relevant brokers.

Such dealings in Shares by DBS Asset Management Ltd occurred before the Announcement Date and were not carried out in connection with the Offer.

ADDITIONAL GENERAL INFORMATION

1. Disclosure of Interests

(a) **No Indemnity Arrangements.** To the best knowledge of the Directors as at the Latest Practicable Date, neither the Offeror nor any of its Concert Parties has entered into any arrangement of the kind referred to in Note 7 on Rule 12 of the Code, including indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to the Shares which may be an inducement to deal or refrain from dealing in the Shares.

(b) **No Agreement having any Connection with or Dependence upon the Offer.** As at the Latest Practicable Date, there is no agreement, arrangement or understanding between (i) the Offeror or any of its Concert Parties and (ii) any of the present or recent directors of Ascott or the present or recent Shareholders having any connection with or dependence upon the Offer.

(c) **Transfer of Offer Shares.** As at the Latest Practicable Date, there is no agreement, arrangement or understanding whereby any of the Offer Shares acquired pursuant to the Offer will or may be transferred to any other person. The Offeror reserves the right to transfer any of the Offer Shares to any of its related corporations.

(d) **No Payment or Benefit to Ascott Directors.** As at the Latest Practicable Date, no payment or other benefit will be made or given to any director of Ascott or of any corporation which is by virtue of Section 6 of the Act deemed to be related to Ascott, as compensation for loss of office or otherwise in connection with the Offer.

(e) **No Agreement Conditional upon Outcome of the Offer.** As at the Latest Practicable Date, there is no agreement or arrangement made between (i) the Offeror and (ii) any of the directors of Ascott or any other person, in connection with or conditional upon the outcome of the Offer or otherwise connected with the Offer.

(f) **Transfer Restrictions.** There is no restriction in the Memorandum or Articles of Association of Ascott on the right to transfer any Offer Shares, which has the effect of requiring the holders of such Offer Shares before transferring them, to offer them for purchase by members of Ascott or any other person.

(g) **No Material Change in Information.** Save as disclosed in this Offer Document, as far as the Offeror is aware, there has been no material change in any information previously published by or on behalf of the Offeror during the period commencing from the Announcement Date and ending on the Latest Practicable Date.

2. General

(a) **Consents.** DBS Bank has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its name and letter and all references thereto in the form and context in which they respectively appear.

(b) **Costs and Expenses.** All costs and expenses of or incidental to the Offer including the preparation and circulation of this Offer Document, the FAA and the FAT (other than professional fees and other costs relating to the Offer or any revision thereof incurred or to be incurred by Ascott) and stamp duty and transfer fees resulting from acceptances of the Offer will be paid by the Offeror.

3. Market Quotations

The closing price of the Shares on the SGX-ST, as reported by Bloomberg, on (a) the Latest Practicable Date was S$1.72 and (b) 4 January 2008 (being the last trading day for the Shares immediately preceding the Announcement Date) was S$1.21.

The highest closing, lowest closing and month-end closing prices, as well as the trading volume of the Shares on the SGX-ST for each month from July 2007 to January 2008 (up to the Latest Practicable Date), as reported in Bloomberg, are set out below:

Date	Highest Closing (S$)	Lowest Closing (S$)	Last Closing (S$)	Volume of Shares Traded ('000)
1 to 25 January 2008	1.73	1.17	1.72	302,075
December 2007	1.40	1.14	1.22	48,082
November 2007	1.68	1.38	1.38	40,958
October 2007	1.68	1.47	1.64	74,536
September 2007	1.63	1.52	1.63	42,170
August 2007	1.71	1.37	1.56	77,499
July 2007	1.97	1.77	1.83	67,208

During the period commencing six months preceding the Announcement Date and ending on the Latest Practicable Date:

(a) the highest closing price of the Shares on the SGX-ST, as reported by Bloomberg, was S$1.97, which was transacted on 10 July 2007; and

(b) the lowest closing price of the Shares on the SGX-ST, as reported by Bloomberg, was S$1.14, which was transacted on 21 December 2007.

4. Statement by DBS Bank

DBS Bank acknowledges that, to the best of its knowledge and belief, having made all reasonable enquiries and based on information made available to it, this Offer Document constitutes a full and true disclosure of all material facts about the Offer and the Offeror. Where information has been extracted from published or publicly available sources (including, without limitation, information relating to the Ascott Group), the sole responsibility of DBS Bank has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately and correctly reflected or reproduced in this Offer Document.

5. Documents for Inspection

Copies of the following documents are available for inspection at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, during normal business hours, while the Offer remains open for acceptance:

(a) the Announcement;

(b) the Memorandum and Articles of Association of the Offeror;

(c) the financial statements of the Offeror for FY2004, FY2005 and FY2006, respectively, and the Offeror Unaudited Results;

(d) the annual reports of CapitaLand for FY2004, FY2005 and FY2006, respectively, and the CapitaLand Unaudited Results Announcement; and

(e) the letter of consent of DBS Bank referred to in paragraph 2(a) of this Appendix 6.

82 - 4507

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

6 Shenton Way
DBS Building Tower One
Singapore 068809

Date: 26 January 2008

To: The holders (the "**Optionholders**") of the outstanding share options ("**Options**") granted under the Ascott Share Option Plan (the "**Option Plan**")

Dear Sir / Madam,

VOLUNTARY UNCONDITIONAL CASH OFFER BY DBS BANK LTD FOR AND ON BEHALF OF SOMERSET CAPITAL PTE LTD FOR OFFER SHARES IN THE ASCOTT GROUP LIMITED - OPTIONS PROPOSAL

1. INTRODUCTION

1.1 **Offer.** On 8 January 2008, DBS Bank Ltd ("**DBS Bank**") announced, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), that the Offeror intended to make a voluntary unconditional cash offer (the "**Offer**") for all the issued ordinary shares (the "**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer (the "**Offer Shares**"). The Offeror, SLPL and AIPL are wholly-owned subsidiaries of CapitaLand Limited, a Singapore-incorporated company listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**").

1.2 **Offer Document.** The formal document containing the terms and conditions of the Offer (the "**Offer Document**") to the shareholders of Ascott ("**Shareholders**") will be despatched on 29 January 2008 (the "**Despatch Date**"). A copy of the Offer Document is enclosed with this Letter. This Letter should be read and construed together with and in the context of the Offer Document. Terms defined in the Offer Document shall, unless otherwise defined herein, have the same meaning when used in this Letter.

1.3 **Consultation.** If you are in any doubt about this Letter, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

1.4 **Views of the Ascott Directors.** The views of the directors of Ascott who are considered independent for the purposes of the Offer and PricewaterhouseCoopers Corporate Finance Pte Ltd, the independent financial adviser to such directors of Ascott, on the Offer will be made available by Ascott to Shareholders within 14 days of the Despatch Date. You should consider their views before taking any decision on this Letter.

1.5 **Exercise and Lapsing of Options.** The rules of the Option Plan provide, *inter alia*, that in the event of a takeover being made for the Shares, an Optionholder shall be entitled to exercise any Option held by him and as yet unexercised, in respect of such number of Shares comprised in that Option as may be determined by the committee appointed by the board of directors of Ascott to administer the Option Plan (being the Executive Resource and

Compensation Committee of Ascott ("**Ascott ERCC**")) in its absolute discretion, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:

(a) the expiry of six months thereafter, unless prior to the expiry of such six-month period, at the recommendation of the offeror and with the approvals of the Ascott ERCC, the SGX-ST and/or such other relevant regulatory authority, such expiry date is extended to a later date (in either case, being a date falling not later than the expiry of the period for the exercise of the Option (the "**Exercise Period**") relating thereto); or

(b) the date of expiry of the Exercise Period,

whereupon the Option then remaining unexercised shall lapse. Provided that if during such period, the offeror becomes entitled or bound to exercise rights of compulsory acquisition of the Shares under the provisions of the Companies Act, Chapter 50 of Singapore and, being entitled to do so, gives notice to the Optionholders that it intends to exercise such rights on a specified date, the Option shall remain exercisable until the expiry of such specified date or the expiry of the Exercise Period relating thereto, whichever is earlier. Any Option not so exercised shall lapse, provided that the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall remain exercisable until the expiry of the Exercise Period relating thereto.

1.6 **Options Not Transferable.** Under the rules of the Option Plan, **your Options are not transferable**. In view of this restriction, the Offeror will not make an offer to acquire your Options although, for the avoidance of doubt, the Offer will be extended to all new Shares unconditionally issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer.

1.7 **Purpose.** As stated in the Offer Document, the Offeror will instead make a proposal to the Optionholders (the "**Options Proposal**"). The purpose of this Letter is to formally make the Options Proposal set out in paragraph 3.2 below to you.

1.8 **Offer and Options Proposal Mutually Exclusive.** The Offer and the Options Proposal are separate and are mutually exclusive. The Options Proposal does not form part of the Offer, and *vice versa*. If you wish to exercise your Options in order to accept the Offer in respect of the new Shares to be issued pursuant to such exercise, you may not accept the Options Proposal in respect of such Options. Conversely, if you wish to accept the Options Proposal in respect of your Options, you may not exercise those Options in order to accept the Offer in respect of the new Shares to be issued pursuant to such exercise. Accordingly, you can **either** (a) subject to the terms of the Option Plan, exercise your Options and accept the Offer in respect of the new Shares to be issued pursuant to such exercise, **or** (b) accept the terms of the Options Proposal.

2. THE OFFER

2.1 **Offer Terms.** As stated in and subject to the terms and conditions of the Offer Document, DBS Bank has offered, for and on behalf of the Offeror, to acquire the Offer Shares, on, *inter alia*, the following basis:

For each Offer Share: S$1.73 in cash (the "Offer Price")

The Offeror does not intend to revise the Offer Price, which is accordingly final.

2.2 **Offer Shares.** The Offer is extended, on the same terms and conditions, to:

(a) all new Shares unconditionally issued or to be issued pursuant to:

(i) the valid exercise (if any) prior to the close of the Offer of any Options granted under the Option Plan; and

(ii) any Awards granted under the Performance Share Plan and the Restricted Share Plan, which are vested and released prior to the close of the Offer; and

(b) all the issued Shares owned, controlled or agreed to be acquired by the Concert Parties of the Offeror (other than SLPL and AIPL).

For the purposes of the Offer, the expression "**Offer Shares**" shall include the aforesaid Shares.

2.3 **No Encumbrances.** The Offer Shares are to be acquired fully paid and free from all claims, charges, equities, liens, pledges and other encumbrances and together with all rights, benefits, entitlements and advantages attached thereto as at 8 January 2008 and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after 8 January 2008 (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2007).

Without prejudice to the generality of the foregoing, the Offer Price has been determined on the basis that the Offer Shares will be acquired with the right to receive any dividends, other distributions or return of capital that may be declared, made or paid by Ascott on the Offer Shares on or after 8 January 2008 ("**Ascott Distribution**"). In the event that any Ascott Distribution has been paid by Ascott to a Shareholder who accepts the Offer, the Offer Price payable to such accepting Shareholder shall be reduced by an amount which is equal to the Ascott Distribution paid by Ascott to such accepting Shareholder. Accordingly, if any Ascott Distribution is declared, made or paid by Ascott on or after 8 January 2008 and the settlement date in respect of the Offer Shares accepted pursuant to the Offer falls after the books closure date for the determination of entitlements to the Ascott Distribution, the amount of the Ascott Distribution in respect of such Offer Shares will be deducted from the Offer Price payable for such Offer Shares, as the Offeror will not receive the Ascott Distribution in respect of those Offer Shares from Ascott.

2.4 **Duration of the Offer.** The Offer will close at **5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "Code"))[1] or such later date(s) as may be announced from time to time by or on behalf of the Offeror (the "Closing Date").**

2.5 **Procedure for Acceptance.** If you hold Options and wish to exercise all or part of them in order to accept the Offer in respect of the new Shares to be issued pursuant to such exercise, you should:

(a) exercise your Options in accordance with the rules of the Option Plan, as soon as possible; and

(b) complete, sign and deliver the Form of Acceptance and Authorisation ("**FAA**") in respect of the new Shares issued pursuant to the exercise of your Options in accordance with the provisions of the Offer Document as well as the provisions and instructions printed on the FAA.

Unless Ascott determines otherwise, the exercise of your Options is irrevocable.

---

1 Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

2.6 **Allotment and Issue of New Shares.** Pursuant to the rules of the Option Plan, Ascott will within ten Market Days after the exercise of the Options, allot the new Shares and despatch to The Central Depository (Pte) Limited ("**CDP**") the share certificates for the new Shares for CDP to credit your Securities Account with such number of new Shares. **CDP will credit your Securities Account with the number of new Shares only after receiving the new share certificates from Ascott's share registrar, Boardroom Corporate & Advisory Services Pte. Ltd. ("Boardroom"), and after the new Shares have been approved for listing. CDP will only issue the FAA to you upon your Securities Account being credited with the relevant number of new Shares. If you wish to exercise your Options in order to accept the Offer in respect of the new Shares to be issued pursuant to such exercise, you should therefore exercise your Options early so that your Securities Account may be credited with the relevant number of new Shares in time for you to accept the Offer.**

In this Letter, "**Market Day**" means a day on which the SGX-ST is open for trading of securities.

2.7 **Rejection of Acceptance.** You should note that if your Securities Account is not credited with the relevant number of new Shares by 5.00 p.m. on the date of receipt by CDP (or 5.30 p.m. on the Closing Date), on behalf of the Offeror, of the FAA for Offer Shares (provided always that the date of receipt must fall on or before the Closing Date), your acceptance of the Offer will be rejected.

2.8 **Settlement.** Settlement of the consideration for your acceptance of the Offer will be made in accordance with paragraph 2 of Appendix 1 to the Offer Document.

2.9 **Overseas Shareholders.** The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the Register of Members of Ascott may be affected by the laws of the relevant overseas jurisdictions. Such Shareholders are advised to read Section 10 of the Offer Document carefully.

2.10 **Further Details.** Please refer to the Offer Document for more details on the Offer.

3. OPTIONS PROPOSAL

3.1 **Outstanding Options.** Based on latest information provided by Ascott to the Offeror as at 25 January 2008, there are 17,027,750 outstanding Options to subscribe for 17,027,750 new Shares granted under the Option Plan. Under the rules of the Option Plan, the Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer). The Offeror will instead make the Options Proposal to the Optionholders on the terms set out below.

3.2 **Terms of Options Proposal.** The Offeror proposes, subject to the relevant Options continuing to be exercisable into new Shares, to pay to you, as a holder of Options, a cash amount (determined as provided in paragraph 3.3 below) (the "**Option Price**") in consideration of you agreeing:

(a) not to exercise all or any of the Options held by you in respect of which you have accepted the Options Proposal (the "**Relevant Options**") into new Shares; and

(b) not to exercise all or any of your other rights as holders of the Relevant Options,

in each case from the date of your acceptance of the Options Proposal to the respective dates of expiry of the Relevant Options. Further, if you accept the Options Proposal, you agree to the cancellation of all the Relevant Options by Ascott upon receipt by Boardroom, on behalf of the Offeror, of your acceptance of the Options Proposal (including cancellation in records of Ascott maintained in electronic form) and undertake to do all such acts and things and execute such documents as may be necessary to give effect to such cancellation. If the Offer lapses or is withdrawn or if the Relevant Options cease to be exercisable into new Shares, the Options Proposal will lapse accordingly. For the avoidance of doubt, the Options Proposal is extended to all outstanding Options, whether or not such Options have become exercisable under the rules of the Option Plan.

3.3 **Option Price.** The Option Price is computed on a "see-through basis". In other words, the Option Price in relation to each Relevant Option is the difference between:

(a) the Offer Price for each Offer Share under the Offer; and

(b) the exercise price per Share under the Relevant Option concerned.

If the exercise price of a Relevant Option is equal to or more than the Offer Price, the Option Price for that Relevant Option will be the nominal amount of S$0.001.

3.4 **Period for Acceptance.** The Options Proposal shall remain open for acceptance until **5.30 p.m. on the Closing Date**.

3.5 **Procedure for Acceptance.** If you wish to accept the Options Proposal, you should:

(a) complete and sign the enclosed acceptance letter for the Options Proposal (the "**Acceptance Letter**") in accordance with the provisions and instructions in this Letter and the Acceptance Letter; and

(b) forward the duly completed and signed Acceptance Letter at your own risk to the Offeror c/o Boardroom Corporate & Advisory Services Pte. Ltd., 3 Church Street #08-01, Samsung Hub, Singapore 049483 **by 5.30 p.m. on the Closing Date.**

If upon receipt by Boardroom, on behalf of the Offeror, of your Acceptance Letter, it is established that you have exercised or are exercising the Relevant Options, your acceptance of the Options Proposal is liable to be rejected and neither Boardroom, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

It is your responsibility to ensure that the Acceptance Letter is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the Acceptance Letter, or which is not accompanied by any relevant document(s) required by the Offeror, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the Acceptance Letter on the grounds that it has been invalidly, incorrectly or incompletely signed, completed or submitted will be final and binding, and neither Boardroom, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

3.6 **Settlement.** Subject to the receipt by the Offeror from you of the duly completed and signed Acceptance Letter (together with any relevant document(s) required by the Offeror) which are complete in all respects and in accordance with the instructions given in this Letter and the Acceptance Letter before 5.30 p.m. on the Closing Date, remittances in the form of cheques for the appropriate amounts made out in your name as it appears in the records of Ascott will be despatched to you by ordinary post to the address in Singapore specified by you in the Acceptance Letter (or, if none is specified, to your address as it appears in the records of Ascott) at your own risk, as soon as practicable and in any event **within 10 days of the date of such receipt.**

3.7 **Overseas Optionholders.** The availability of the Options Proposal to Optionholders whose addresses are outside Singapore as shown in the records of Ascott (each, an "**Overseas Optionholder**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Optionholders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of Overseas Optionholders who wish to accept the Options Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. Such Overseas Optionholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and the Offeror, its related corporations, DBS Bank and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Optionholders for any such taxes, imposts, duties or other requisite payments as the Offeror, its related corporations, DBS Bank and/or any person acting on their behalf may be required to pay. In accepting the Options Proposal, each Overseas Optionholder represents and warrants to the Offeror and DBS Bank that he is in full observance of the laws of the relevant jurisdiction in that connection and that he is in full compliance with all necessary formalities or legal requirements.

If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

The Offeror reserves the right not to treat an acceptance or purported acceptance of the Options Proposal in or from any overseas jurisdiction and/or in respect of an Overseas Optionholder as valid. Overseas Optionholders accepting the Options Proposal should note that if they have, in the Acceptance Letter, provided addresses in overseas jurisdictions for the receipt of remittances for payment by the Offeror, such acceptances may be rejected.

3.8 **Copies of Options Proposal Letter.** The Offeror and DBS Bank do not intend to send this Letter (including the Acceptance Letter) to any Overseas Optionholder due to potential restrictions on sending such documents to the relevant overseas jurisdictions. Subject to compliance with applicable laws, any affected Overseas Optionholder may, nonetheless, attend in person and obtain copies of this Letter and any related documents during normal business hours and up to the Closing Date, from the Offeror c/o Boardroom at 3 Church Street #08-01, Samsung Hub, Singapore 049483. Alternatively, an Overseas Optionholder may, subject to compliance with applicable laws, write in to Boardroom at the above-stated address to request that this Letter and any related documents be sent to an address in Singapore by ordinary post at his own risk (up to three Market Days prior to the Closing Date). For the avoidance of doubt, the Options Proposal is made to all Optionholders including those to whom this Letter may not be despatched.

4. GENERAL

4.1 **Governing Law.** This Letter, including the Acceptance Letter and all acceptances of the Options Proposal (as set out in paragraph 3 above), and all action taken or made or deemed to be taken or made under any of the foregoing shall be governed by, and construed in accordance with, the laws of Singapore, and the Offeror and the accepting Optionholders submit to the exclusive jurisdiction of the Singapore courts.

4.2 **Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.** A person who is not a party to any contract made pursuant to this Letter has no rights under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of such contract. Notwithstanding any term herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Letter) have approved the issue of this Letter, and have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Letter are fair and accurate and that no material facts have been omitted from this Letter, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to the Options and the Option Plan), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Letter.

Yours faithfully,

For and on behalf of
DBS BANK LTD

Lawrence Ng
Senior Vice President
Mergers & Acquisitions Advisory

Chan Yow Phong
Vice President
Mergers & Acquisitions Advisory

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02 - 4507

ACCEPTANCE LETTER

To: **Somerset Capital Pte Ltd**
c/o Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street #08-01
Samsung Hub
Singapore 049483

Dear Sirs

ACCEPTANCE LETTER FOR THE OPTIONS PROPOSAL

1. I refer to the Options Proposal set out in the letter dated 26 January 2008 from DBS Bank (the "**Options Proposal Letter**"), enclosing a copy of the Offer Document dated 26 January 2008. Terms defined in the Options Proposal Letter shall, unless otherwise defined herein, have the same meaning in this Acceptance Letter.

2. I hereby irrevocably accept the Options Proposal in respect of the Options specified below (the "**Relevant Options**"):

	(A)	(B)	(C)
No.	**Date of Grant**	**Exercise Price per Share (S$)**	**Number of Relevant Options in respect of which the Options Proposal is accepted**
1.	20 December 2000	0.193	
2.	29 June 2001	0.144	
3.	4 May 2002	0.176	
4.	9 May 2003	0.144	
5.	28 February 2004	0.236	
6.	4 March 2005	0.300	
7.	4 March 2005	0.301*	
8.	1 September 2005	0.350	
9.	24 February 2006	0.627	
10.	24 February 2006	0.631**	
11.	24 February 2006	0.632***	
12.	1 September 2006	0.963	
Others – please specify			
Please see notes below for instructions on inserting the number of Relevant Options above.			

* *For the exercise periods: 5 March 2006 to 15 January 2009 OR 5 March 2006 to 4 March 2010*
** *For exercise period: 25 February 2007 to 24 February 2011*
*** *For exercise period: 16 January 2007 to 15 January 2009*

Notes:

(i) For the convenience of Optionholders, the Options have been listed in the table above under 12 categories based on their respective dates of grant and exercise prices set out in Columns (A) and (B), respectively. Under Column (C), please insert in the applicable box(es) relating to the category(ies) of Options held by you, the number of Relevant Options in respect of which you wish to accept the Options Proposal.

(ii) If the number of Relevant Options inserted in a box under Column (C) in relation to a particular category of Options exceeds the number of Options of that category held by you as reflected in the records of Ascott, then the acceptance will be deemed to be in respect of the total number of Options of that category held by you as reflected in the records of Ascott.

3. I hereby authorise and direct the Offeror or its agent to send the consideration payable to me in the form of a cheque for the appropriate amount made out in my name as it appears in the records of Ascott by ordinary post, at my own risk, to the address in Singapore as specified in the signatory column below (or, if none is specified, to my address as it appears in the records of Ascott).

4. I agree to be bound by the terms and conditions of the Options Proposal set out in the Options Proposal Letter. I acknowledge that the Options Proposal is subject to the Relevant Options continuing to be exercisable into new Shares. I hereby confirm that I have not exercised or purported to exercise any of the Relevant Options into new Shares and the Relevant Options continue to be exercisable into new Shares.

5. I agree that, in consideration of you paying to me the Option Price, I will not:

   (a) exercise all or any of the Relevant Options into new Shares; and

   (b) exercise all or any of my other rights as holder of the Relevant Options,

   from the date of my acceptance to the respective date(s) of expiry of the Relevant Options.

6. I further agree to the cancellation of all the Relevant Options by Ascott upon receipt by Boardroom, on behalf of the Offeror, of my acceptance of the Options Proposal (including cancellation in records of Ascott maintained in electronic form) and undertake to do all such acts and things and execute such documents as may be necessary to give effect to such cancellation. If the Offer lapses or is withdrawn or if the Relevant Options cease to be exercisable into new Shares, the Options Proposal will lapse accordingly.

7. I further acknowledge that no representation was made by you to induce me to accept the Options Proposal.

8. This Acceptance Letter shall be governed by the laws of Singapore.

Yours faithfully,

If signed by the Optionholder:

____

Signed by

Name: ________________________

NRIC/Passport No.: __________________

Contact No.: ______________________

Singapore Mailing Address for Cheques:

____

____

____

Date: __________________________

If signed under Power of Attorney:

____

Signed by

Name of Attorney: __________________

NRIC/Passport No.: __________________

Contact No.: ______________________

under Power of Attorney which is still in force, no notice of revocation having been received, for and on behalf of

Name of Optionholder: ________________

NRIC/Passport No.
of Optionholder: ____________________

Singapore Mailing Address for Cheques:

____

____

____

Date: __________________________

INSTRUCTIONS

(1) If upon receipt by Boardroom, on behalf of the Offeror, of your Acceptance Letter, it is established that you have exercised or are exercising the Relevant Options, your acceptance of the Options Proposal is liable to be rejected and neither Boardroom, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

(2) It is your responsibility to ensure that this Acceptance Letter is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the Options Proposal Letter, or which is not accompanied by any relevant document(s) required by the Offeror, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject this Acceptance Letter on the grounds that it has been invalidly, incorrectly or incompletely signed, completed or submitted will be final and binding, and neither Boardroom, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's related corporations) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

(3) The Offeror reserves the right not to treat an acceptance or purported acceptance of the Options Proposal in or from any overseas jurisdiction and/or in respect of an Overseas Optionholder as valid.

(4) If a holder of the Relevant Options has executed a Power of Attorney in respect of this Acceptance Letter, this Acceptance Letter may be signed by the Attorney in the relevant signatory column which is accompanied by a statement reading "signed under Power of Attorney which is still in force, no notice of revocation having been received". In such case, the original Power of Attorney or a certified true copy thereof must be submitted with this Acceptance Letter for noting. No other signatures are acceptable.

(5) Payment in the form of cheque will be made out in your name as it appears in the records of Ascott. If your name is different from that shown in the records of Ascott, for example:

(a) your name in the records of Ascott is incorrect, please complete this Acceptance Letter with the correct name and lodge this Acceptance Letter accompanied by a statutory declaration or a letter from your bank or solicitor confirming that the person described in the records of Ascott and the person who signed this Acceptance Letter are one and the same; or

(b) you have changed your name, please lodge your marriage certificate or deed poll with this Acceptance Letter for noting.

FOR OFFICIAL USE ONLY

To: Somerset Capital Pte Ltd

Ascott hereby confirms that (i) the Relevant Options specified in this Acceptance Letter have not been exercised by the Optionholder and (ii) such Relevant Options have been cancelled by Ascott.

Ascott Company Stamp	Name and Signature of Ascott Authorised Signatory	Date

VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DESPATCH OF OFFER DOCUMENT AND OPTIONS PROPOSAL LETTER

1. INTRODUCTION

1.1 **Despatch of Offer Document.** DBS Bank Ltd ("**DBS Bank**") wishes to announce, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), that the Offeror has on 29 January 2008 despatched the offer document dated 26 January 2008 (the "**Offer Document**"), which contains details of the voluntary unconditional cash offer (the "**Offer**") by the Offeror to acquire all the issued ordinary shares in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd and Areca Investment Pte Ltd ("**Offer Shares**") as at the date of the Offer (being 29 January 2008).

An electronic copy of the Offer Document will be available on the website of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at www.sgx.com.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

1.2 **Despatch of Options Proposal Letter.** DBS Bank further announces, for and on behalf of the Offeror, that the Offeror has today despatched a separate letter dated 26 January 2008 (the "**Options Proposal Letter**"), which contains details of the proposal made ("**Options Proposal**") to holders ("**Optionholders**") of outstanding options to subscribe for new shares in the capital of Ascott granted by Ascott pursuant to the Ascott Share Option Plan. The Options Proposal Letter has been despatched to Optionholders together with copies of the Offer Document.

An electronic copy of the Options Proposal Letter will be available on the website of the SGX-ST at www.sgx.com.

2. OFFER DOCUMENT

2.1 Form(s) of Acceptance. The Offer Document has been despatched together with the following documents:

(a) in the case of Shareholders whose Offer Shares are deposited with The Central Depository (Pte) Limited ("**CDP**"), a Form of Acceptance and Authorisation ("**FAA**"); and

(b) in the case of Shareholders whose Offer Shares are not deposited with CDP, a Form of Acceptance and Transfer ("**FAT**").

2.2. Request for Offer Document and Related Documents

2.2.1 For Depositors. Shareholders whose Offer Shares are deposited with CDP ("**Depositors**") may obtain copies of the Offer Document and the FAA during normal business hours up to the Closing Date (as stated in paragraph 5 below) from CDP at the following address:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Copies of the FAA may be obtained by Depositors from CDP on production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Offer Shares.

2.2.2 For Non-Depositors. Shareholders who hold Offer Shares which are not deposited with CDP ("**Non-Depositors**") may obtain copies of the Offer Document and the FAT during normal business hours up to the Closing Date from Boardroom Corporate & Advisory Services Pte. Ltd. at the following address:

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street #08-01
Samsung Hub
Singapore 049483

Copies of the FAT may be obtained by Non-Depositors from Boardroom Corporate & Advisory Services Pte. Ltd. on production of satisfactory evidence of title to the Offer Shares.

2.3. Overseas Shareholders. The Offer is made pursuant to the Offer Document and the form(s) of acceptance accompanying the Offer Document. The availability of the Offer to Shareholders whose addresses are outside Singapore as shown in the Register of Members of Ascott or in the records of CDP (as the case may be) (each, an "**Overseas Shareholder**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. **If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

The Offeror reserves the right not to treat an acceptance or purported acceptance of the Offer in or from any overseas jurisdiction and/or in respect of an Overseas Shareholder as valid. Overseas Shareholders accepting the Offer should note that if they have, in the FAT, provided addresses in overseas jurisdictions for the receipt of remittances of payment by the Offeror, such acceptances may be rejected.

The Offeror and DBS Bank do not intend to send the Offer Document, the FAA and the FAT to any Overseas Shareholder due to potential restrictions on sending such documents to the relevant overseas jurisdictions. Subject to compliance with applicable laws, any affected Overseas Shareholder may, nonetheless, attend in person and obtain copies of the Offer Document, the FAA or the FAT, as the case may be, and any related documents during normal business hours and up to the Closing Date, from the Offeror c/o Boardroom Corporate & Advisory Services Pte. Ltd. at 3 Church Street, #08-01 Samsung Hub, Singapore 049483 or CDP at 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, as the case may be. Alternatively, an Overseas Shareholder may, subject to compliance with applicable laws, write in to Boardroom Corporate & Advisory Services Pte. Ltd. at the above-stated address to request that the Offer Document, the FAA or the FAT, as the case may be, and any related documents be sent to an address in Singapore by ordinary post at his own risk (up to three (3) Market Days prior to the Closing Date). For the avoidance of doubt, the Offer is made to all Shareholders (for all Offer Shares) including those to whom the Offer Document may not be despatched.

The Offeror and DBS Bank each reserves the right to notify any matter, including the fact that the Offer has been made, to any or all Shareholders (including Overseas Shareholders) by announcement to the SGX-ST or paid advertisement in a daily newspaper published or circulated in Singapore, in which case, such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement or advertisement.

Further details in respect of Overseas Shareholders are set out in the Offer Document.

2.4 **Procedures for Acceptance.** Details of the procedures for acceptance of the Offer are set out in Appendix 1 to the Offer Document, and in the FAA and the FAT.

2.5 **Settlement for the Offer.** Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in the Offer Document and the FAA or FAT (as the case may be), **remittances in the form of cheques for the appropriate amounts will be despatched** by ordinary post (or, in the case of Depositors, made by such other manner as the accepting Shareholder may have agreed with CDP for payment of any cash distributions), pursuant to Rule 30 of The Singapore Code on Take-overs and Mergers (the "**Code**"), to accepting Shareholders at their own risk, as soon as practicable and in any event **within 10 days of the receipt of acceptances of the Offer which are complete in all respects** and are received by 5.30 p.m. on the Closing Date.

Please refer to paragraph 2 of Appendix 1 to the Offer Document for further details on settlement of the consideration for the Offer.

3. OPTIONS PROPOSAL

3.1 Acceptance Letter. Included with the Options Proposal Letter is an acceptance letter for the Options Proposal (the "**Acceptance Letter**").

3.2 Request for Options Proposal Letter. Optionholders may obtain copies of the Options Proposal Letter during normal business hours up to the Closing Date (as stated in paragraph 5 below) from Boardroom Corporate & Advisory Services Pte. Ltd. at the address provided above.

3.3 Overseas Optionholders. The Options Proposal is made pursuant to the Options Proposal Letter and the Acceptance Letter accompanying the Options Proposal Letter. The availability of the Options Proposal to Optionholders whose addresses are outside Singapore as shown in the records of Ascott (each, an "**Overseas Optionholder**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Optionholders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of Overseas Optionholders who wish to accept the Options Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. **If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

The Offeror reserves the right not to treat an acceptance or purported acceptance of the Options Proposal in or from any overseas jurisdiction and/or in respect of an Overseas Optionholder as valid. Overseas Optionholders accepting the Options Proposal should note that if they have, in the Acceptance Letter, provided addresses in overseas jurisdictions for the receipt of remittances for payment by the Offeror, such acceptances may be rejected.

The Offeror and DBS Bank do not intend to send the Options Proposal Letter (including the Acceptance Letter) to any Overseas Optionholder due to potential restrictions on sending such documents to the relevant overseas jurisdictions. Subject to compliance with applicable laws, any affected Overseas Optionholder may, nonetheless, attend in person and obtain copies of the Options Proposal Letter and any related documents during normal business hours and up to the Closing Date, from the Offeror c/o Boardroom Corporate & Advisory Services Pte. Ltd. at 3 Church Street, #08-01 Samsung Hub, Singapore 049483. Alternatively, an Overseas Optionholder may, subject to compliance with applicable laws, write in to Boardroom Corporate & Advisory Services Pte. Ltd. at the above-stated address to request that the Options Proposal Letter and any related documents be sent to an address in Singapore by ordinary post at his own risk (up to three (3) Market Days prior to the Closing Date). For the avoidance of doubt, the Options Proposal is made to all Optionholders including those to whom the Options Proposal Letter may not be despatched.

3.4 Procedures for Acceptance. Details of the procedures for acceptances of the Options Proposal are set out in paragraph 3.5 of the Options Proposal Letter and in the Acceptance Letter.

3.5 Settlement of the Options Proposal. Subject to the receipt by the Offeror from accepting Optionholders of the duly completed and signed Acceptance Letter before 5.30 p.m. on the Closing Date, remittances in the form of cheques for the appropriate amounts made out in their names as they appear in the records of Ascott will be despatched to accepting Optionholders by ordinary post at their own risk, as soon as practicable and in any event **within 10 days of the date of such receipt**.

Please refer to paragraph 3.6 of the Options Proposal Letter for further details on settlement of the consideration for the Options Proposal.

4. NO INTENTION TO REVISE THE OFFER PRICE

The Offeror does not intend to revise the Offer Price of S$1.73 for each Offer Share.

5. CLOSING DATE

The Offer will be open for acceptance until **5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of the Code as described in Section 2.7 of the Offer Document)**[1] **or such later date(s) as may be announced from time to time by or on behalf of the Offeror (the "Closing Date")**. Similarly, the Options Proposal will be open for acceptance until 5.30 p.m. on the Closing Date.

6. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
29 January 2008

---

[1] Pursuant to Rule 22.6 of The Singapore Code on Take-overs and Mergers, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5:30 p.m. on 26 February 2008).

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	29-Jan-2008 20:37:18
Announcement No.	00166

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	SomersetAdvert.29Jan08.pdf Total size = **84K** (2048K size limit recommended)

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CapitaLand

THE ASCOTT GROUP

A Member of CapitaLand

VOLUNTARY UNCONDITIONAL CASH OFFER FOR ASCOTT IS NOW OPEN FOR ACCEPTANCE

1. **The offer document has been sent out on 29 January 2008**
   - Shareholders can fill in and submit the appropriate acceptance form enclosed with the offer document and tender their shares in The Ascott Group Limited ("Ascott") to Somerset Capital Pte Ltd (a wholly-owned subsidiary of CapitaLand Limited) from 29 January 2008.
2. **The offer price of S$1.73 for each Ascott share will not be revised**
   - Somerset Capital Pte Ltd (the "Offeror") is offering to buy all of your shares in Ascott at S$1.73 in cash for each share; you will not be entitled to any dividends or other distributions if you accept the offer.
   - The offer price will not be revised.
3. **Payment will be despatched to shareholders within 10 days after the receipt of valid acceptances**
   - There are no conditions attached to the offer.
   - Payment will be despatched to you within 10 days after the receipt of valid acceptances. As such, the sooner you tender your acceptances, the faster you can receive your payment.
   - Solely as an illustration, if your valid acceptance is received on 30 January 2008, payment will be despatched by 9 February 2008.
4. **The offer allows you to realise your investment in Ascott shares**

   The offer presents you with an opportunity to realise your investment in Ascott shares at a premium of about:
   - 43.0% over the last traded price of the shares prior to the announcement of the offer.
   - 41.8% over the volume weighted average price of the shares over the one-month period prior to the announcement of the offer.
   - 137.0% over the unaudited net asset value per share of Ascott as at 31 December 2007.
5. **Somerset Capital Pte Ltd intends to privatise Ascott**
   - The Offeror intends to privatise Ascott and has no intention to preserve the listing status of Ascott.
   - If it is entitled to do so, the Offeror intends to exercise any rights of compulsory acquisition that it may have in connection with the offer.
6. **Further Information**
   - You may obtain an electronic copy of the offer document containing full details of the offer at www.sgx.com.

Key Dates	
Despatch of Offer Document	29 January 2008, Tuesday
Closing Date	5:30 pm on 26 February 2008[1], Tuesday or such later date(s) as may be announced by or on behalf of the offeror

Important Notice

Nothing contained herein is intended to be, or shall be taken as, advice, recommendation or solicitation to Ascott's shareholders or any other party. DBS Bank Ltd, is acting for and on behalf of Somerset Capital Pte Ltd and does not purport to advise Ascott's shareholders.

The views of the directors of Ascott who are considered independent for the purposes of the offer and Pricewaterhouse Coopers Corporate Finance Pte Ltd, the independent financial adviser to such directors of Ascott, on the offer will be made available by Ascott to shareholders within 14 days of the despatch of the offer document. Shareholders should consider their advice before taking any action in relation to the offer.

The directors of the Offeror (including those who may have delegated detailed supervision of this advertisement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this advertisement are fair and accurate and that no material facts have been omitted from this advertisement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this advertisement.

1 Subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers. Pursuant to Rule 22.6, the offer will remain open for a period of not less than 14 days after the date on which the offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

82 - 4507

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	30-Jan-2008 22:10:14
Announcement No.	00159

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.30Jan08.pdf Total size = **64K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 30 January 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	88,773,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	5.53%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 30 January 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 30,389,839 Offer Shares, representing approximately 1.89% of the total number of Shares in issue.

Based on information available to the Offeror as at 30 January 2008, none of these acceptances include acceptances received from the Offeror's Concert Parties.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 30 January 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 88,773,000 Shares, representing approximately 5.53% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,207,217 Shares.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 30 January 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 30 January 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 30 January 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,191,436,555
2.	Percentage of total number of Shares in issue represented by the above number	74.22%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
30 January 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2008 11:55:01
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification on news report
Description	With reference to the news report "Singapore heavyweight eyeing Centro" in the Thursday, 31 January 2008 edition of the Australian, CapitaLand Limited (CapitaLand) would like to confirm that it has not submitted any bid for the Centro Australia Wholesale Fund. CapitaLand, as part of its normal course of business, will always explore opportunities that arise and will make the appropriate announcement if and when there are any material developments.
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CapitaLand

For Immediate Release
31 January 2008

NEWS RELEASE

CapitaLand supports Singapore's 2010 Youth Olympic Games bid

Campaign tagline: "Supporting Singapore's Bid for 2010 Youth Olympic Games"

Singapore, 31 January, 2008 – CapitaLand Limited ("CapitaLand") today officially pledged its support for Singapore's bid to host the 2010 Youth Olympic Games with the launch of a TV advertisement campaign and an Olympic-themed Graffiti Art competition. Mr Teo Chee Hean, President of Singapore National Olympic Council and Minister for Defence, officiated at the launch.

The TV advertising campaign, which will run from 31 January to 20 February 2008, features CapitaLand's sports-themed corporate advertisement and includes a tag-line ("Supporting Singapore's Bid for 2010 Youth Olympic Games") that pledges the company's support for Singapore's bid. The TV advertisements, worth a total airtime of over S$1 million, will run on global news channels CNN and BBC and local TV channels 5, 8 and Channel NewsAsia. It will also be shown on the TV screens of the elevators located in selected CapitaLand retail and commercial properties.

CapitaLand will also hold an Olympic-themed Graffiti Art Competition to boost awareness and encourage greater public participation. In all, a total of five graffiti art works that depict the spirit of Youth Olympic Games will go on a roving exhibition and be displayed at selected CapitaLand properties. Members of the public can vote for their favourite graffiti artwork. The artworks are expected to be seen by more than a million people who visit these CapitaLand properties over the three-week period.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED ISSUE OF CONVERTIBLE BONDS

1. INTRODUCTION

CapitaLand Limited ("**CapitaLand**" or the "**Company**") wishes to announce that the Company proposes to issue bonds ("**Convertible Bonds**") convertible into new ordinary shares in the capital of the Company ("**New Shares**"). The Convertible Bonds are proposed to be placed with institutional investors and sophisticated investors. The Company has appointed J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") as the sole bookrunner and lead manager of the issue of the Convertible Bonds (the "**Issue**").

2. DETAILS OF THE ISSUE

CapitaLand proposes to issue approximately S$1,300,000,000 in principal amount of Convertible Bonds.

The Issue may be increased if there is excess demand.

The terms of the Convertible Bonds will be confirmed upon the pricing of the Issue, following the completion of a bookbuilding exercise by JPMorgan.

3. PRICING OF THE CONVERTIBLE BONDS

Pricing of the Convertible Bonds is expected to take place before 2359 hours (Singapore time) on 31 January 2008. An announcement will be made by CapitaLand of the definitive terms of the Convertible Bonds following pricing.

4. STATUS OF CONVERTIBLE BONDS

The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Company, ranking *pari passu* without preference amongst themselves. The payment obligations of the Company under the Convertible Bonds will, save for certain specific exceptions and such exceptions as may be provided by applicable legislation, rank at least equally with all its other present and future unsecured and unsubordinated obligations.

5. LISTING OF CONVERTIBLE BONDS

An application will be made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing of the Convertible Bonds and the New Shares.

6. CONDITIONS

The issue of the Convertible Bonds is conditional upon, *inter alia*, the approval in-principle of the SGX-ST for the listing of the Convertible Bonds and the New Shares.

7. CLOSING DATE

The closing date for the Issue is expected to be on or about 12 March 2008.

8. USE OF PROCEEDS

CapitaLand expects to use the proceeds of the Issue to refinance its existing borrowings, finance new investments, and/or for working capital.

9. FINANCIAL EFFECTS OF THE ISSUE

The financial effects of the Issue will depend on the terms of the Convertible Bonds and will be disclosed in the announcement to be issued by the Company following the pricing of the Issue.

10. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDER

None of the Directors and the substantial shareholder of the Company have any interest, direct or indirect, in the Issue.

By Order of the Board

Low Sai Choy
Company Secretary
31 January 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2008 19:38:52
Announcement No.	00167

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Voluntary Unconditional Cash Offer for The Ascott Group Limited - "Dealings Disclosure and Level of Acceptances"
Description	The attached announcement issued by DBS Bank Ltd for and on behalf of Somerset Capital Pte Ltd, a wholly-owned subsidiary of CapitaLand Limited, on the above matter is for information.
Attachments:	CL.Ascott.dealingsdisclosure.levelofacceptances.31Jan08.pdf Total size = **64K** (2048K size limit recommended)

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VOLUNTARY UNCONDITIONAL CASH OFFER

by

DBS BANK LTD

(Company Registration No. 196800306E)
(Incorporated in the Republic of Singapore)

for and on behalf of

SOMERSET CAPITAL PTE LTD

(Company Registration No. 199903322R)
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Company Registration No. 198900036N)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

THE ASCOTT GROUP LIMITED

(Company Registration No. 197900881N)
(Incorporated in the Republic of Singapore)

other than those already held by Somerset Capital Pte Ltd, Somerset Land Pte Ltd and Areca Investment Pte Ltd as at the date of the Offer

DEALINGS DISCLOSURE AND LEVEL OF ACCEPTANCES

1. INTRODUCTION

DBS Bank Ltd ("**DBS Bank**") refers to the offer document dated 26 January 2008 (the "**Offer Document**") in connection with the voluntary unconditional cash offer (the "**Offer**") by DBS Bank, for and on behalf of Somerset Capital Pte Ltd (the "**Offeror**"), a wholly-owned subsidiary of CapitaLand Limited, to acquire all the issued ordinary shares ("**Shares**") in the capital of The Ascott Group Limited ("**Ascott**") other than those already held by the Offeror, Somerset Land Pte Ltd ("**SLPL**") and Areca Investment Pte Ltd ("**AIPL**") as at the date of the Offer.

All capitalised terms not defined herein shall have the same meaning as used in the Offer Document.

2. DEALINGS DISCLOSURE

DBS Bank wishes to announce, for and on behalf of the Offeror, that the following dealings in the Shares were made on 31 January 2008 by the Offeror:-

1.	Total number of Shares acquired by the Offeror by way of market purchases	13,668,000
2.	Price paid per Share (excluding brokerage commission, clearing fees and Goods and Services Tax)	S$1.73
3.	Percentage of total number of Shares in issue[1] represented by the number of Shares acquired	0.85%

3. LEVEL OF ACCEPTANCES AND AGGREGATE HOLDING

3.1 Acceptances of the Offer

Based on information provided to the Offeror, as at 5.00 p.m. on 31 January 2008, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 45,399,979 Offer Shares, representing approximately 2.83% of the total number of Shares in issue.

Based on information available to the Offeror as at 31 January 2008, none of these acceptances include acceptances received from the Offeror's Concert Parties.

3.2 Shares held before the Offer Period

As at 8 January 2008, being the Announcement Date, the Offeror, SLPL and AIPL owned or controlled an aggregate of 1,067,846,016 Shares, representing approximately 66.52% of the total number of Shares in issue. As at the Announcement Date, the Offeror's other Concert Parties owned or controlled an aggregate of 4,427,700 Shares, representing approximately 0.28% of the total number of Shares in issue.

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or agreed to acquire any Shares as at the Announcement Date.

3.3 Purchases during the Offer Period

Between the Announcement Date and 5.00 p.m. on 31 January 2008, the Offeror has acquired by way of market purchases on the SGX-ST an aggregate of 102,441,000 Shares, representing approximately 6.38% of the total number of Shares in issue.

---

[1] References in this Announcement to the total number of Shares in issue are based on 1,605,207,217 Shares.

Save as disclosed above, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 31 January 2008) has acquired or agreed to acquire any further Shares between the Announcement Date and 5.00 p.m. on 31 January 2008.

3.4 Aggregate Holding

Accordingly, as at 5.00 p.m. on 31 January 2008, DBS Bank wishes to announce, for and on behalf of the Offeror, the following:-

1.	Aggregate number of (i) Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, and (ii) valid acceptances of the Offer	1,220,114,695
2.	Percentage of total number of Shares in issue represented by the above number	76.01%

4. PROCEDURES FOR ACCEPTANCE

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their FAT or FAA (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 5.30 p.m. on 26 February 2008 (subject to Rule 22.6 of The Singapore Code on Take-overs and Mergers (the "**Code**") as described in Section 2.7 of the Offer Document)[2] or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

Depositors and Shareholders who have not received or who have misplaced the Offer Document and/or the relevant acceptance forms should contact The Central Depository (Pte) Limited or Boardroom Corporate & Advisory Services Pte. Ltd., as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

Boardroom Corporate & Advisory Services Pte. Ltd.
3 Church Street
#08-01 Samsung Hub
Singapore 049483

5. RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts

[2] Pursuant to Rule 22.6 of the Code, the Offer will remain open for a period of not less than 14 days after the date on which the Offer would otherwise have closed (being 5.30 p.m. on 26 February 2008).

have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to Ascott and its subsidiaries), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
DBS BANK LTD

For and on behalf of
SOMERSET CAPITAL PTE LTD
31 January 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jan-2008 19:37:21
Announcement No.	00166

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Completion of divestment of 6 Sarkies Road"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAG.SarkiesCompletion.pdf Total size = **237K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No: 197900881N

COMPLETION OF THE DIVESTMENT OF 6 SARKIES ROAD

On 15 October 2007, The Ascott Group Limited (the "Company") announced the divestment of the property comprising the 32 apartment units at 6 Sarkies Road Singapore (the "Divestment").

The Company is pleased to announce that the Divestment was completed on 31 January 2008.

By Order of the Board

Hazel Chew/ Lam Chee Kin
Joint Company Secretaries
31 January 2008

END